Form 20-F
period 2001-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2002-06-27
CIK 1132340

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(MARK ONE)
[] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                 to
                                        ---------------    --------------

                        Commission file number: 000-33143
                                                ---------

                         CLAXSON INTERACTIVE GROUP INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                         CLAXSON INTERACTIVE GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                               AVENIDA MELIAN 2752
                        C1430EYH BUENOS AIRES, ARGENTINA
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class          Name of each exchange on which registered
      -------------------          ------------------------------------------
             NONE
      -------------------          ------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                CLASS A COMMON SHARES, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

         The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report was 18,538,875 Class A Common Shares, 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 [X]   Yes       [ ]  No


         Indicate by check mark which financial statement item the registrant has elected to follow.

                 [ ]  Item 17    [X]  Item 18


      (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING
                              THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                 [ ]   Yes        [ ] No

                         CLAXSON INTERACTIVE GROUP INC.

                                    FORM 20-F
              ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2001




                                      INDEX


                                  INTRODUCTION

   Introduction....................................................................................1

                                     PART I

   Item 1.    Identity of Directors, Senior Management and Advisers................................4
   Item 2.    Offer Statistics and Expected Timetable..............................................4
   Item 3.    Key Information......................................................................4
   Item 4.    Information on the Company..........................................................13
   Item 5.    Operating and Financial Review and Prospects........................................33
   Item 6.    Directors, Senior Management and Employees..........................................46
   Item 7.    Major Shareholders and Related Party Transactions...................................55
   Item 8.    Financial Information...............................................................62
   Item 9.    The Offer and Listing...............................................................64
   Item 10.   Additional Information..............................................................65
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk..........................73
   Item 12.   Description of Securities Other than Equity Securities..............................75

                                     PART II

   Item 13.   Defaults, Dividend Arrearages and Delinquencies.....................................75
   Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds........75
   Item 15.   [Reserved]..........................................................................76
   Item 16    [Reserved]..........................................................................76

                                    PART III

   Item 17.   Financial Statements (Not Applicable)...............................................76
   Item 18.   Financial Statements................................................................76
   Item 19    Exhibits............................................................................76

INDEX TO FINANCIAL STATEMENTS....................................................................F-1

                                  INTRODUCTION

         This annual report on Form 20-F for the year ended December 31, 2001 also constitutes our annual report to shareholders and includes our audited consolidated financial statements at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001.

         We were formed in a merger transaction which combined media assets contributed by Ibero-American Media Partners II, Ltd., and other media assets contributed by members of the Cisneros Group of Companies, and El Sitio, Inc.

         On October 30, 2000, we entered into a combination agreement with

         -        El Sitio, Inc., which we refer to as "El Sitio";

         - 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC, which are the assignees of Newhaven Overseas Corp. and members of the Cisneros Group, which we sometimes refer to as "1945 Carlton" and "1947 Carlyle," respectively;

         - Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1-SBS Coinvestors, L.P., which are funds affiliated with Hicks, Muse, Tate & Furst Incorporated, which we sometimes collectively refer to as "Hicks Muse"; and

         - Ibero-American Media Partners II, Ltd. which we refer to as "Ibero-American Media Partners", which was controlled by members of the Cisneros Group and funds affiliated with Hicks Muse.

Pursuant to the terms of the combination agreement, as amended as of June 26, 2001 and August 22, 2001, a subsidiary of Claxson was merged into El Sitio, and all of the subsidiaries of Ibero-American Media Partners and the media businesses of 1945 Carlton and 1947 Carlyle that were managed by Ibero-American Media Partners were contributed to and combined with Claxson. As a result of the merger, El Sitio became a wholly owned subsidiary of Claxson. The merger transaction was consummated on September 21, 2001.

         The Cisneros Group is a group of investments, joint ventures, strategic alliances and companies engaged in diversified consumer businesses, including broadcast and pay television, direct-to-home satellite television, content production and other entertainment, media and communications enterprises. Hicks, Muse, Tate & Furst Incorporated is an international private investment firm with headquarters in Dallas and offices in New York, London and Buenos Aires. Ibero-American Media Partners II, Ltd. was a joint venture between members of the Cisneros Group and Hicks Muse. El Sitio, Inc. is an international business company incorporated under the laws of the British Virgin Islands.

         The following charts present the structure of the constituent companies before the transaction and our structure after the transaction. The charts omit some intermediate holding companies. Names in italics are brand names.

BEFORE THE MERGER TRANSACTION



                                    [CHART]









--------------------------
(1) An affiliate of Playboy Enterprises, Inc. has an option to increase its ownership interest to 50%.

(2)      Playback, post-production, dubbing and subtitling facility.

IMMEDIATELY FOLLOWING THE MERGER TRANSACTION



                                    [CHART]

-------------------------
(1) An affiliate of Playboy Enterprises, Inc. has an option to increase its ownership interest to 50%.

(2)      Playback, post-production, dubbing and subtitling facility.



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. "Key Information - Risk Factors", Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects". These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, proposed dispositions, and other expectations, intentions and plans contained in this annual report that are not historical fact.

         When used in this annual report, the words "expects", "anticipates", "intends", "plans", "may", "believes", "seeks", "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, those set forth under Item 3. "Key Information - Risk Factors". In light of the many risks and uncertainties surrounding our business, results of operations, financial condition and prospects, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

         A.       SELECTED FINANCIAL DATA


SELECTED FINANCIAL DATA

         The following tables present our selected historical financial data, which have been derived from audited financial statements. Ibero-American Media Partners was deemed to be the acquiror for accounting purposes in the combination agreement and accordingly, the historical financial statements of Ibero-American Media Partners are presented as the financial statements of Claxson preceding the transaction. The term "predecessor" refers to the accounts of the various entities initially contributed to Ibero-American Media Partners on December 31, 1998 (all of which were under common ownership and management and therefore are presented on a combined basis).

         The selected financial data should be read in conjunction with the consolidated financial statements and Item 5. "Operating and Financial Review and Prospects". We prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States (which is commonly called "U.S. GAAP").

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
FOR THE YEARS ENDED DECEMBER 31:

                                                    PREDECESSOR
                                                --------------------
                                                  1997         1998         1999          2000          2001
                                                --------     --------     --------      --------      --------
                                                                (IN THOUSANDS OF U.S. DOLLARS)
Total net revenues.....................         $ 45,661     $ 49,169     $ 67,777      $107,386      $107,644
                                                --------     --------     --------      --------      --------
Operating Expenses:
  Product, content and technology......           24,178       25,826       28,004        43,232        43,399
  Marketing and sales..................            5,969        8,225       11,727        18,989        21,517
  Corporate and administration.........           11,658       16,395       15,636        23,376        25,652
  Depreciation and amortization........            7,763       10,931       16,333        21,627        27,302
    Merger, restructuring and severance
       expenses........................               --           --           --         1,000         4,864
                                                --------     --------     --------      --------      --------
     Total operating expenses..........           49,568       61,377       71,700       108,224       122,734
                                                --------     --------     --------      --------      --------
Operating Loss.........................           (3,907)     (12,208)      (3,923)         (838)      (15,090)
Other income (expense).................           (3,549)      (8,126)     (13,079)      (14,877)      (46,702)
Share of loss from unconsolidated
  affiliates...........................           (8,128)      (8,875)      (6,601)       (4,930)      (19,097)
Provision for non-U.S. income taxes....             (894)      (1,843)        (480)         (820)       (4,124)
Minority interest......................              907        1,659          305            (4)          127
Net loss...............................         $(15,571)    $(29,393)    $(23,778)     $(21,469)     $(84,886)
                                                ========     ========     ========      ========      ========

CONSOLIDATED BALANCE SHEET DATA
AS OF DECEMBER 31:

                                                PREDECESSOR
                                             1997           1998         1999           2000           2001
                                          ----------    ----------   ----------      ----------     ----------
                                                             (IN THOUSANDS OF U.S. DOLLARS)
Current Assets:
  Cash and cash equivalents
  (including restricted
  investments)(1)....................     $    2,049    $   21,548   $   27,144      $   22,849     $   15,211
Total assets.........................        180,434       238,568      591,833         367,450        279,274
Working capital (deficiency)(2)......        (79,651)       (2,061)      40,827          22,877        (87,183)
Total long-term debt.................         11,022        91,938      131,673         125,196         28,823
Minority interest....................          6,266         5,327        5,023           2,053             --
Shareholders' equity.................         62,850       103,629      410,904         180,465        102,753

--------------------
(1) Includes U.S.$20.4 million, U.S.$12.6 million and U.S.$4.3 million in 1998, 1999 and 2000, respectively, of restricted investments.

(2)      For 2001, includes U.S.$79.5 million of Imagen's 11% Senior Notes due
         2005.


         B.       CAPITALIZATION AND INDEBTEDNESS

         Not Applicable

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

         D.       RISK FACTORS

         The following summarizes certain risks that may materially affect our business, financial condition or results of operations.


GENERAL RISKS

     WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN.

         The report of the independent auditors with respect to our financial statements include a "going concern" explanatory paragraph, indicating that our potential inability to meet our obligations as they become due raises substantial doubt as to our ability to continue as a going concern for a reasonable period of time. In an effort to improve our financial position, we are taking certain steps, including the disposition of non-strategic assets and the restructuring of some of our subsidiaries' debt, including renegotiations of applicable covenants. Our failure or inability to successfully carry out these plans could ultimately have a material adverse effect on our financial position and our ability to meet our obligations when due.

     WE ARE A HIGHLY-LEVERAGED HOLDING COMPANY AND DEPEND ON OUR SUBSIDIARIES' REVENUES AND CASH FLOWS TO MEET OUR OBLIGATIONS, AND THE AVAILABILITY OF FUNDS FROM THESE SUBSIDIARIES MAY BE LIMITED BY CONTRACTUAL OR STATUTORY RESTRICTIONS.

         We are highly leveraged. At December 31, 2001, we had outstanding approximately U.S.$113.0 million in aggregate principal amount of indebtedness and U.S.$102.8 million in total shareholders' equity. We conduct our operations through subsidiaries, and these subsidiaries are our primary source of cash flow. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts owed to our creditors or to make any funds available for that purpose, whether by dividends, loans or other payments. In addition, the making of loans and advances, and the payment of dividends, to us by our subsidiaries depend on the earnings of those subsidiaries and may be subject to contractual or statutory restrictions that require that dividend payments be made only out of retained earnings.

         As of March 31, 2002, our constituent companies had, in the aggregate, approximately U.S.$111.8 million of outstanding debt. Our ability to use and distribute funds out of cash flows generated by Imagen Satelital and Radio Chile, two of our subsidiaries that generate a significant portion of our cash flows and are the obligors on a substantial portion of our debt, is restricted. Our subsidiary, Imagen Satelital S.A., had outstanding U.S.$80.0 million in 11% Senior Notes due 2005, which as of December 31, 2001 has been classified as current due to the default occurring in April 2002. The indenture relating to these notes contains financial and other covenants which limit or restrict our and our subsidiaries' ability to utilize the cash and other resources of Imagen Satelital S.A. Our syndicated bank facilities also contain restrictive covenants which restrict our and our subsidiaries' ability to utilize cash and the collateralized assets of our Chilean operations.

         Additionally, the degree to which we are leveraged has important consequences to us, including the following:

     -        Our cash flow available for use in our business is reduced.

     -        We are vulnerable to changes in economic conditions.

     - Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired.

     WE FAILED TO MAKE A SCHEDULED INTEREST PAYMENT ON IMAGEN SATELITAL'S 11% SENIOR NOTES DUE 2005.

         On April 30, 2002 we announced that our subsidiary, Imagen Satelital, S.A., would not make an interest payment of U.S.$4.4 million due on May 1, 2002 on its 11% Senior Notes due 2005. Under the indenture governing the Notes, upon a failure by Imagen to make a scheduled interest payment and upon expiration of the applicable cure period, the holders of the 25% of the aggregate principal amount of outstanding Notes may require the acceleration of all amounts due and payable on the Notes. We have engaged Banc of America Securities LLC to provide financial advice and to assist us in evaluating restructuring alternatives. We are contemplating an exchange offer whereby each U.S.$1,000 principal amount of Imagen's 11% Senior Notes due 2005 would be exchanged for our Notes due 2012. We believe this exchange offer will commence in July 2002. The exchange offer will be subject to certain conditions, including the condition that we receive valid tenders representing at least 95% in aggregate principal amount of Imagen's 11% Senior Notes due 2005. If the exchange offer is terminated or the required amount of Notes are not tendered for exchange, our results of operations and financial performance will be materially and adversely affected.

     WE ARE NOT IN COMPLIANCE WITH CERTAIN FINANCIAL COVENANTS IN OUR SYNDICATED CREDIT FACILITIES.

         We are currently not in compliance with the EBITDA ratios required under our Chilean syndicated credit facilities, primarily as a result of the 17% decrease in the value of the Chilean peso against the U.S. dollar in 2001. Failure to comply with the financial covenants set forth in the syndicated credit facilities could result in the acceleration of all amounts due and payable thereunder. We have been negotiating with the lenders to amend the credit facilities to modify this financial covenant in order to bring us into compliance. There can be no assurance that we will be successful in executing this amendment.

     OUR BUSINESSES HAVE INCURRED LOSSES AND MIGHT NOT ATTAIN PROFITABILITY IN THE FUTURE.

         Our businesses have a history of losses and are expected to continue to incur losses as we incur expenses in areas such as marketing and brand promotion, personnel and integration costs, as well as the costs of servicing our debt. Our businesses incurred total net losses of U.S.$84.9 million for the year ended December 31, 2001 and U.S.$21.5 million for the year ended December 31, 2000.

         The extent of future losses will depend, in part, on the magnitude of growth in our revenues. Our business plan contemplates achieving profitability through revenue growth, reduction in operating expenses, restructuring outstanding indebtedness, restructuring certain capital commitments and addressing the business situation in Argentina. Any failure to increase significantly revenues or decrease expenses would result in our failure to achieve profitability.

     MEMBERS OF THE CISNEROS GROUP AND HICKS MUSE CONTROL CLAXSON, WHICH COULD INHIBIT OR CAUSE POTENTIAL CHANGES OF CONTROL OF CLAXSON.

         Members of the Cisneros Group and Hicks Muse control, in the aggregate, approximately 80% of the voting power on all matters submitted to our shareholders and control the outcome of actions requiring the approval of holders of a majority of our common shares, including a sale or a material acquisition. In addition, through their ownership of our Class C and Class H common shares, these shareholders are entitled to designate seven of the twelve members of our board of directors. This control could discourage other parties from initiating potential merger, acquisition or other change of control transactions that might otherwise be beneficial to our shareholders. In addition, 1945 Carlton and 1947 Carlyle and Hicks Muse could use their ownership position to cause a transaction to occur in which either or both of these shareholders or a third party would acquire most or all of Claxson, in which event other shareholders could be deprived of the opportunity to remain shareholders of Claxson.

         Conflicts may arise between members of the Cisneros Group and Hicks Muse, on the one hand, and our other shareholders, on the other hand, whose interests may differ with respect to, among other things, our strategic direction, significant corporate transactions or corporate opportunities that could be pursued by us or by either or both of our controlling shareholders.

     A CONFLICT BETWEEN MEMBERS OF THE CISNEROS GROUP AND HICKS MUSE COULD RESULT IN DEADLOCK.

         Conflicts may also arise between members of the Cisneros Group, on the one hand, and Hicks Muse, on the other hand, with respect to matters submitted to a shareholder vote, in which case a deadlock may occur, which could result in our being unable to obtain shareholder approval of any matter requiring such approval.

     HICKS MUSE AND MEMBERS OF THE CISNEROS GROUP COULD HAVE INTERESTS IN OTHER BUSINESSES WHICH CONFLICT WITH OURS.

         In addition to their interests in Claxson, members of the Cisneros Group and affiliates of Hicks Muse hold, and may in the future acquire, interests in other media businesses in Ibero America, some of which may compete, or have relationships with strategic partners that compete, with us. In particular, members of the Cisneros Group own an interest in AOL Latin America and in DirecTV Latin America, and funds affiliated with Hicks Muse own interests in CableVision in Argentina, in TV Cidade in Brazil and in Intercable in Venezuela. DirecTV Latin America, CableVision and Intercable are significant pay television system operators in Latin America.

         Persons serving as our directors and members of the Cisneros Group or Hicks Muse may have conflicting interests with respect to the above and other matters. These conflicts could limit our effectiveness in capitalizing on opportunities for growth.

     COMPETITION IN THE MEDIA INDUSTRY IS INTENSE AND WE EXPECT IT TO INCREASE SIGNIFICANTLY SO THAT ANY FAILURE BY US TO COMPETE SUCCESSFULLY WOULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

         We derive substantially all of our revenue from subscriber-based fees and advertising, for which we compete with various other media, including newspapers, television, radio stations and other pay television channels that offer customers information and services similar to ours. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our financial performance.

         We face competition on both country and regional levels. In addition, each of our businesses competes with companies that deliver content through the same platforms and with companies that operate in different media businesses. Our competitors may develop content that is better than our content or that achieves greater market acceptance. Some of our competitors may have better brand recognition and significantly greater financial, technical, marketing and other resources than we do. We will have to devote significant resources to maintain the competitive position of our brands. Competition in our businesses and markets may limit our ability to expand our market share and increase revenues in these businesses and markets.

     WE ARE REQUIRED TO MAKE SIGNIFICANT CAPITAL CONTRIBUTIONS TO PLAYBOY TV INTERNATIONAL, WHICH WILL LIMIT OUR ABILITY TO FUND OUR OTHER BUSINESSES AND INCREASE REVENUES FROM OUR OTHER BUSINESSES.

         Under the governing agreements of Playboy TV International, we and affiliates of Playboy Enterprises are obligated to make cash contributions from time to time to Playboy TV International based on our relative ownership interests in that joint venture, up to an aggregate of U.S.$100 million. Since the inception of Playboy TV International, we, together with a member of the Cisneros Group, have contributed U.S.$58.7 million to Playboy TV International, including contributions to Playboy TV Latin America. If there is no change in our existing equity interest in Playboy TV International, we will be responsible for making additional capital contributions up to a maximum of U.S.$21.4 million, to the extent Playboy TV International does not generate enough revenue to fund its operations. These costs of funding Playboy TV International will decrease the amount of funds available to us to fund our other businesses and expand existing or develop new revenue streams.

         Since January 2002, we have been negotiating a possible restructuring of the Playboy TV International joint venture to adjust the fixed cost structure and obligations to Playboy Enterprises, Inc. due to Playboy TV International's lower than anticipated actual revenues. Negotiations are in progress, however, no assurances can be made that we will be successful in restructuring the Playboy TV International joint venture. If we do not reach a successful agreement with Playboy Enterprises, Inc., we could be required to fund the additional U.S.$21.4 million of capital contributions required pursuant to the operating agreement. If we are not able to fund the additional capital contributions, Playboy Enterprises, Inc. or Playboy TV International may seek, among other things, the dilution of our membership interest and/or claims for damages.

     AS A MEDIA COMPANY, WE ARE SUBJECT TO CERTAIN RISKS CONCERNING COMPETITION FROM MANY SOURCES, FLUCTUATIONS IN REVENUES AND OVERALL RESULTS OF OPERATIONS, ANY OF WHICH COULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP OUR BUSINESSES.

         Our revenues and overall financial performance are likely to fluctuate significantly as a result of numerous factors, many of which are outside of our control, including the following:

         -        the level of demand for multi-media advertising packages;

         - the addition or loss of advertisers and the advertising budgeting cycles of individual advertisers;

         -        our ability to manage expansion into new markets;

         - our ability to upgrade and develop our systems and infrastructure; and

         - general economic conditions, which restrict advertising expenditures by our advertising customers.

         Because of these factors, our future financial performance may fall below our expectations or the expectations of financial analysts or investors, which could negatively affect the market price of our Class A common shares.

     WE DEPEND ON ARRANGEMENTS WITH THIRD PARTIES AND OUR FAILURE TO DEVELOP AND MAINTAIN THOSE RELATIONSHIPS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

         We rely on agreements with owners and operators of pay television systems and broadcast media channels with which we have syndication and other arrangements to develop our operations and distribution networks. In addition, although we seek to produce and edit an increasing portion of our programming, we continue to rely upon third parties to provide programming and content which is complimented by our own content and to make our media offerings more attractive to audiences and advertisers. If we are unable to develop and maintain satisfactory relationships with these third parties on acceptable commercial terms, or if our competitors are better able to capitalize on these relationships, our results of operations and financial performance will be materially and adversely affected.

     WE DEPEND ON A LIMITED NUMBER OF PAY TELEVISION SYSTEM OPERATORS FOR A SIGNIFICANT PORTION OF OUR REVENUES, SO THAT THE LOSS OF ANY OF OUR MAJOR PAY TELEVISION SYSTEM OPERATORS COULD SIGNIFICANTLY REDUCE OUR REVENUES.

         Our five largest pay television system operators accounted for approximately 33% and 35% of our total revenues in the years ended December 31, 2000 and December 31, 2001, respectively. Our largest pay television operator alone accounted for approximately 12% and 16% of our total revenues in the years ended December 31, 2000 and December 31, 2001, respectively. The loss of any of our major existing pay television system operators, unless replaced by other operators, could have a material adverse effect on our financial performance.

     OUR BUSINESSES INVOLVE RISKS OF LIABILITY CLAIMS FOR MEDIA CONTENT, WHICH COULD RESULT IN SIGNIFICANT COSTS.

         As a distributor of media content, we may face potential liability for:

         -        defamation;

         -        negligence;

         -        copyright, patent or trademark infringement; and

         - other claims based on the nature and content of the materials distributed.

         These types of claims have been brought, sometimes successfully, against broadcasters, online services and other disseminators of media content. In addition, we could be exposed to liability in connection with material available through our Internet sites or for information collected from and about our users. Although we carry general liability insurance, our insurance may not cover potential claims of defamation, negligence and similar claims, and it may or may not apply to a particular claim or be adequate to reimburse us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on us.

     WE MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS AND APPROVALS, WHICH COULD RESULT IN INCREASED COSTS AND LIMIT OUR ABILITY TO ACHIEVE OUR STRATEGIC OBJECTIVES AND INCREASE REVENUES.

         We must maintain licenses, permits and approvals from regulatory authorities to conduct and expand our broadcast television and radio businesses in Chile and Uruguay and may need to obtain additional permits and licenses. The process for obtaining these licenses, permits and approvals is often lengthy, complex and unpredictable and may be costly. In addition, many of our licenses may not be transferred without regulatory approval. If we are unable to maintain the licenses, permits and approvals that we currently hold or to obtain those that we need to conduct and expand our businesses at a reasonable cost and in a timely manner, our ability to achieve our strategic objectives could be impaired. In addition, the regulatory environment in the countries in which our businesses operate is complex and subject to change, and adverse changes in that environment could also impose costs on, or limit the growth of our business.

     CHANGES IN GOVERNMENTAL REGULATION COULD REDUCE OUR REVENUES, INCREASE OUR OPERATING EXPENSES AND EXPOSE US TO SIGNIFICANT LIABILITIES.

         Our businesses are regulated by governmental authorities in the countries in which we operate. Regulation relates to, among other things, licensing, access to satellite transponders, commercial advertising, foreign investment and standards of decency/obscenity. Changes in the regulation of our operations or changes in interpretations of existing regulations by courts or regulators, could adversely affect us by reducing our revenues, increasing our operating expenses and exposing us to significant liabilities for noncompliance with such modified or reinterpreted regulations.

     EL SITIO IS A DEFENDANT IN SEVERAL CIVIL SECURITIES CASES ARISING OUT OF ITS INITIAL PUBLIC OFFERING, WHICH COULD RESULT IN SIGNIFICANT LITIGATION EXPENSE AND, IF NOT DECIDED IN ITS FAVOR, DAMAGE PAYMENTS TO THE PLAINTIFFS.

         El Sitio and some of its directors and principal executive officers have been named as defendants in several civil cases arising out of its initial public offering in December 1999. The complaints primarily relate to alleged share allocation and commission practices undertaken by the underwriters for the offering. We believe, after consultation with counsel, that the allegations relating to El Sitio and its directors and principal executive officers are without merit. However, these cases could result in significant litigation expense for us and, if not decided in El Sitio's favor, damage payments to the plaintiffs, which would, among other things, adversely affect our financial performance.


RISKS RELATING TO LATIN AMERICA

     BECAUSE OUR PAY TELEVISION BUSINESS IS CONCENTRATED IN ARGENTINA AND OUR BROADCAST TELEVISION AND RADIO BUSINESS IS CONCENTRATED IN CHILE, OUR FINANCIAL PERFORMANCE IS ESPECIALLY SENSITIVE TO RISKS ASSOCIATED WITH POLITICAL, REGULATORY AND ECONOMIC CONDITIONS IN THESE TWO COUNTRIES.

         For the year ended December 31, 2001, our pay television business derived 63% of revenues from our operations in Argentina. In addition, our broadcast television and radio business derived 99% of revenues for the year ended December 31, 2001 from our operations in Chile. As a result, changes in Argentine or Chilean government policy affecting trade, investment, taxes, protection of intellectual property or the media industry generally or instability in the Argentine or Chilean currency, economy or government could have a material adverse effect on our results of operations and financial condition.

         Argentina has had a history of political and economic instability and is currently experiencing political upheaval and a severe economic recession. These events coincided with a serious downturn in global investor sentiment generally, marked by significant declines in international equity markets, pronounced investor risk aversion and a decrease in investor confidence throughout emerging markets. Some other risks of investing in a company with operations in Argentina include:

         - the risk of expropriation, nationalization, war, revolutions, border disputes, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs;

         - exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over our international operations;

         - taxation policies, including royalty and tax increases and retroactive tax claims;

         - laws and policies of the United States affecting foreign trade, taxation and investment; and

         - the possibilities of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the inability to subject foreign persons to the jurisdiction of courts in the United States.

         RECENT POLITICAL AND ECONOMIC INSTABILITY IN ARGENTINA HAS PARALYZED COMMERCIAL AND FINANCIAL ACTIVITIES

         On January 1, 2002, following the resignation of an interim President only one week after his appointment, the Argentine Legislative Assembly elected Peronist Senator Eduardo Duhalde as President to serve until December 2003, the remaining term of former President De la Rua.

         Since his appointment on January 2, 2002, President Duhalde and the current Argentine government have undertaken a number of initiatives including:

     - ratifying the suspension of payment of certain of Argentina's sovereign debt declared by the former interim President;

     - revoking the Convertibility Law, which required that Argentine pesos be exchanged for U.S. dollars at the rate of Ps. 1.00 per U.S.$1.00, and relaxing the requirement that the Central Bank maintain freely available reserves equal to 100% of the monetary base and establishing a framework for the resulting devaluation of the Argentine peso;

     - converting most pre-existing dollar-denominated debt obligations created under Argentine law into peso-denominated debts at a one-to-one exchange rate, and adjusting such debt with an inflation based ratio to be determined by the Central Bank;

     - converting U.S. dollar-denominated bank deposits into Argentine peso-denominated bank deposits at an exchange rate of Ps. 1.40 per U.S.$1.00, and adjusting such deposits with an inflation based ratio to be determined by the Central Bank;

     - restricting the withdrawal of deposits from financial institutions and implementing a repayment schedule for deposits in government securities;

     - restructuring of the peso converted bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

     -            enacting amendments to the bankruptcy law to protect debtors;

     - amending the Central Bank's charter to allow it to print currency in excess of the amount of foreign reserves it holds, to make short-term advances to the federal government and to provide financial assistance to financial institutions with liquidity constraints or solvency problems, all of which rights the Central Bank has already begun to exercise; and

     - requiring that the foreign exchange position of financial entities may not exceed 5% of their computable net worth liabilities.

         As a result of the economic measures applied by the current government, the Argentine peso has continued to decline in value against the U.S. dollar and the reserves maintained by the Central Bank have declined significantly. The foregoing initiatives have caused many Argentine companies to suspend payment on their debt obligations. Most of our obligations, including all programming and license contracts and the indenture governing Imagen's 11% Senior Notes due 2005, are dollar-denominated obligations, while our local contracts in Argentina with multi-system operators have been converted into Argentine peso-denominated contracts, which will require us to renegotiate these contracts.

         It is unclear how the Argentine government will address the continuing economic crisis. Moreover, the degree of domestic and foreign support for the Duhalde administration is also uncertain. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment coupled with the absence of a clear political consensus in favor of the new government or any particular set of economic policies have created an atmosphere of great uncertainty. As a result, virtually all commercial and financial activities have been debilitated, further aggravating the economic recession that precipitated the current crisis. On April 19, 2002, President Duhalde declared a second banking holiday, which effectively froze all economic activity in Argentina for the duration of the banking freeze.


RISKS RELATING TO OUR CLASS A COMMON SHARES

     OUR CLASS A COMMON SHARES FAILED TO COMPLY WITH THE REQUIREMENTS FOR LISTING ON THE NASDAQ NATIONAL MARKET AND ARE NOW LISTED ON THE NASDAQ SMALLCAP MARKET. WE MUST CONTINUE TO MONITOR OUR COMPLIANCE WITH THE CONTINUED LISTING REQUIREMENTS FOR THE NASDAQ SMALLCAP MARKET. ANY OTHER MARKET FOR THE CLASS A COMMON SHARES MAY BE ILLIQUID.

         Upon the consummation of the merger transaction, our Class A common shares were quoted on The Nasdaq National Market. On February 14, 2002, we received notification from Nasdaq that our Class A common shares had failed to maintain a minimum market value of publicly held shares of $5.0 million for thirty consecutive trading days. In addition, on February 28, 2002, we received a notification from Nasdaq that our Class A common shares had failed to maintain a minimum bid price of $1.00 for thirty consecutive trading days required by Nasdaq rules, and that we would have until May 29, 2002 to regain compliance with Nasdaq's continuing listing requirements.

         In light of these issues, we applied to transfer the listing of our Class A common shares from The Nasdaq National Market to The Nasdaq SmallCap Market. On June 10, 2002, we received a notice from Nasdaq that our Class A common shares were approved for listing on The Nasdaq SmallCap Market effective as of June 12, 2002. In order for our Class A common shares to continue to be quoted on The Nasdaq SmallCap Market, we must satisfy various listing maintenance standards. Continued inclusion on The Nasdaq SmallCap Market generally requires that:

         - We must maintain at least $2.5 million in stockholders' equity (which we satisfy), market capitalization of at least $35 million or $500,000 of net income in the most recently completed fiscal year or in two of the last three years,

         -        there be at least 500,000 common shares in the public float,

         -        the common shares have at least two active market makers and

         -        the common shares be held by at least 300 round lot holders.

         If our Class A common shares are delisted from The Nasdaq SmallCap Market, we may apply to have our Class A common shares quoted on Nasdaq's Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau, Inc. The Bulletin Board and the "pink sheets" are generally considered to be less efficient markets than The Nasdaq SmallCap Market on which our shares are currently traded. In addition, if our Class A common shares are no longer listed on The Nasdaq SmallCap Market or another national securities exchange in the United States, our Class A common shares may be subject to the "penny stock" regulations.

     OUR SHAREHOLDERS MAY FACE DIFFICULTIES IN PROTECTING THEIR INTERESTS BECAUSE WE ARE A BRITISH VIRGIN ISLANDS INTERNATIONAL BUSINESS COMPANY.

         Our governance matters are principally determined by our memorandum and articles of association and the International Business Companies Act, 1984 (Cap.
291) of the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of directors, officers and controlling shareholders under British Virgin Islands law have not been extensively developed, particularly when compared with statutes and judicial precedents of most states and other jurisdictions in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state or other jurisdiction in the United States.

     YOU MAY EXPERIENCE DIFFICULTY IN ENFORCING CIVIL LIABILITIES AGAINST US.

         We are a British Virgin Islands international business company with a substantial portion of our assets located outside of the United States. In addition, many of our directors and executive officers, as well as other of our controlling persons, reside or are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts predicated solely upon the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal or state securities laws. There is also doubt as to enforceability of judgments of this nature in several of the jurisdictions in which we operate and our assets are located.

     WE ARE A FOREIGN PRIVATE ISSUER AND YOU WILL RECEIVE LESS INFORMATION ABOUT US THAN YOU WOULD FOR A DOMESTIC U.S. CORPORATION.

         As a "foreign private issuer", we are exempt from rules under the U.S. Securities Exchange Act of 1934 that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. Our directors, executive officers and principal shareholders also are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain some information relating to us as you would for a domestic U.S. corporation.

ITEM 4.  INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         We are an international business company incorporated under the laws of the British Virgin Islands, with our registered office at Romasco Place, PO Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our headquarters and principal executive offices are located at Avenida Melian, 2752, C1430EYH Buenos Aires, Argentina and our telephone number is 011-54-11-4546-8000. We maintain a United States headquarters located at 404 Washington Avenue, 8th Floor, Miami Beach, Florida 33139, our telephone number in Miami is (305) 894-3500.

THE MERGER TRANSACTION

         We were formed on September 21, 2001 in a merger transaction which combined media assets contributed by Ibero-American Media Partners and other media assets contributed by members of the Cisneros Group and El Sitio.


THE PARTIES TO THE MERGER TRANSACTION

         IBERO-AMERICAN MEDIA PARTNERS II, LTD. was a joint venture between members of the Cisneros Group and Hicks Muse that acquired, developed and made investments in entertainment and media content properties throughout Ibero America in three lines of business: pay television; broadcast television and radio; and passive investments in Internet companies. At the time of the merger transaction, Ibero-American Media Partners' pay television business included 13 pay television channels distributed to approximately 9.3 million pay television households in Ibero America, in addition to the Chilevision and Radio Chile assets. "Ibero America" includes Latin America, Spain and Portugal, and Spanish-and Portuguese speaking areas of the world, including the United States. Ibero-American Media Partners was a Cayman Islands company that was formed in 1998 and is being dissolved as a result of the merger transaction. Prior to the merger transaction, Ibero-American Media Partners owned 18% of El Sitio's common shares.

         1945 CARLTON INVESTMENTS LLC AND 1947 CARLYLE INVESTMENTS LLC are Delaware limited liability companies that are members of the Cisneros Group that invest in international media and entertainment businesses. The assets contributed to Claxson by 1945 Carlton and 1947 Carlyle included, among others, an 80.1% interest in Playboy TV International, LLC, which is a joint venture with an affiliate of Playboy Enterprises, Inc. Playboy TV International, LLC creates and distributes the Playboy TV network and other adult entertainment channels outside the United States and Canada.

         EL SITIO, INC. is an Internet media company that provided localized interactive content through a network of websites for Spanish- and Portuguese-speaking audiences in Latin America and the United States. At the time of the merger transaction, El Sitio had, in addition to a global website, country websites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. El Sitio is an international business company incorporated under the laws of the British Virgin Islands.


STRUCTURE OF THE MERGER TRANSACTION

         Pursuant to the terms of the combination agreement, a subsidiary of Claxson was merged into El Sitio, and all of the subsidiaries of Ibero-American Media Partners and the media businesses of 1945 Carlton and 1947 Carlyle that were managed by Ibero-American Media Partners were contributed to and combined with Claxson. As a result of the merger, El Sitio became a wholly owned subsidiary of Claxson.

         B.       BUSINESS OVERVIEW

         We seek to be a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. We have combined assets in pay television, broadcast television and radio, and Internet and broadband to create an integrated media company with a portfolio of popular entertainment brands and multiple methods of distributing our content.

         Our pay television business, currently our largest source of revenues, includes 14 pay television channels distributed to approximately 12.2 million pay television households, which account for approximately 51.8 million basic channel subscribers through cable and direct-to-home television platforms. (We calculate the number of subscribers based on the number of channels received per household so that if for example a household receives five channels, we count five subscribers for such household.) In addition, we own 80.1% of Playboy TV International, which includes branded pay television channels.

         Our broadcast television and radio business includes an eight-station radio network with the largest audience share in Chile, the fourth largest broadcast television network in Chile, and three radio stations we operate in Uruguay.

         Our Internet and broadband business, which is our newest business, is primarily dedicated to support our media assets and the production of digital content specifically developed for broadband.

         We integrate licensed and proprietary content for pay television, broadcast television and radio and Internet formats. By taking advantage of the complementary nature of our assets and the experience of our management team, we seek to achieve revenue growth and reduce expenses through operational synergies that we believe will lead to enhanced long-term financial performance and better position us to take advantage of emerging trends in media distribution.

         Our traditional media programming and brands should provide valuable content that we can leverage through El Sitio Digital Channel and our pay television and broadcast websites. We believe that the proliferation of technology will lead to greater entertainment choices for the consumer. Our Internet expertise should accelerate the delivery of our branded entertainment content to the Internet while adding interactive elements to our traditional media programming.

         The following tables present historical selected financial information by our business operations for the years and periods indicated (in thousands of U.S. dollars):

                                                                   YEAR ENDED DECEMBER 31, 2001
                                                ---------------------------------------------------------------------
                                                              BROADCAST
                                                   PAY        TELEVISION   INTERNET AND
                                                TELEVISION     AND RADIO     BROADBAND      CORPORATE         TOTAL
                                                ----------    -----------  ------------     ---------       --------
Revenues.................................       $  77,960      $  28,933    $      751       $     --       $107,644
Operating Profit (Loss)..................          (3,308)        (2,060)       (4,807)        (4,915)       (15,090)
Net Profit (Loss)........................         (65,390)        (8,226)       (6,355)        (4,915)       (84,886)
Adjusted EBITDA (1)......................          20,793          4,967        (3,769)        (4,915)        17,076
Cash Flows from Operating Activities.....          12,856            805        (6,315)        (3,850)         3,496
Cash Flows from Investing Activities.....         (10,221)        (2,679)        9,520              0         (3,380)
Cash Flows from Financing Activities.....          (8,713)        (2,290)        2,611          3,850         (4,542)

                                                                   YEAR ENDED DECEMBER 31, 2000
                                                ---------------------------------------------------------------------
                                                              BROADCAST
                                                   PAY        TELEVISION   INTERNET AND
                                                TELEVISION     AND RADIO     BROADBAND      CORPORATE         TOTAL
                                                ----------    -----------  ------------     ---------       --------
Revenues.................................       $  72,953      $  34,433      $     --       $     --       $107,386
Operating Profit (Loss)..................          (3,254)         2,416            --             --           (838)
Net Profit (Loss)........................         (19,947)        (1,522)           --             --        (21,469)
Adjusted EBITDA (1)......................          12,834          8,955            --             --         21,789
Cash Flows from Operating Activities.....             996          2,548            --             --          3,544
Cash Flows from Investing Activities.....         (11,333)       (11,948)           --             --        (23,281)
Cash Flows from Financing Activities.....          26,644          1,065            --             --         27,709

------------------------
(1) Adjusted EBITDA is defined as operating income or loss before depreciation and amortization and merger, restructuring and severance expenses. Adjusted EBITDA is presented because it is an important measure of our operational and financial performance. It also provides additional information to investors for evaluating our ability and our constituent companies' ability to generate cash flows and meet our obligations. Investors should understand that adjusted EBITDA is not necessarily available for our discretionary use or by our relevant constituent companies due to commitments or restrictions on use to which these companies are or may become subject. Adjusted EBITDA should be viewed as supplemental information to cash flow information in accordance with U.S. GAAP. However, adjusted EBITDA is not a measure of results of operations or financial condition under U.S. GAAP. The presentation of adjusted EBITDA does not take into consideration changes in operating assets and liabilities. All companies do not calculate adjusted EBITDA in the same manner, so that disclosures of adjusted EBITDA by other companies may not be comparable with adjusted EBITDA as used herein.

BUSINESS STRATEGY

         Our vision is to provide high-quality branded content to serve the tastes and needs of our target audience. We believe that we will be a leader in tailoring multi-media programming to the Ibero American market by creating original content, as well as by dubbing and translating third-party content into Spanish and Portuguese, while remaining sensitive to local preferences. We seek to fill the need for a pan-regional alternative that can create, gather, package and deliver differentiated content across multiple media platforms. The key elements of our strategy include the following:

         - INCREASE SUBSCRIPTION REVENUES FROM A PORTFOLIO OF LEADING PAY TELEVISION BRANDS. We hold a number of well-known pay television brands under "one roof". We expect to increase subscriber-based revenues by expanding distribution of our channels to pay television system operators that we do not reach today, and by benefiting from anticipated growth in pay television subscribers in Ibero America. We believe that the addition of interactive elements to our traditional offerings and our ability to disseminate this content through pay television and Internet outlets will provide an attractive media and entertainment package for subscribers, which will result in increased viewership and ratings.

         - CREATE SIGNIFICANT OPERATING BENEFITS. We endeavor to combine our product offerings to create operating benefits across all of our businesses, including:

                  - cross-promotion across multiple media, thereby increasing brand awareness while driving audience growth and reducing marketing expenditures;

                  - spreading the costs of content-creation and gathering across multiple delivery systems, thus maximizing the return on content investments;

                  - aggregation of management expertise in traditional and new media to create innovative and interactive content and to expand our brands across all media; and

                  - reduction of overhead expenses by combining and centralizing our sales and marketing, corporate and administrative functions.

         - INCREASE ADVERTISING REVENUE THROUGH "ONE-STOP SHOPPING" FOR ADVERTISERS. We offer a "one-stop shopping" option across our various media assets to enable advertisers to reach their target audiences across Ibero America. We believe this capability will appeal to advertisers with global consumer brands that seek novel and cost-effective advertising campaigns to reach an audience that has strong purchasing power. As media becomes increasingly interactive, we expect that mass market advertising will become more targeted. We seek to exploit the interactivity of the Internet to gather information from customers and allow advertisers to target specific audiences. We expect that advertising revenue will grow as our subscriber base expands and advertising becomes more targeted.

         - DEVELOP ADDITIONAL REVENUE STREAMS. We intend to capitalize on our diverse media assets to develop additional sources of revenue, including, among others, the sale or license of content through existing and new media, such as broadband, and the provision of other services, such as dubbing, subtitling and other services.

         - EXPLOIT MARKET OPPORTUNITIES FOR GROWTH THROUGH STRATEGIC ALLIANCES. The media industry in Ibero America is fragmented and, because of shifts in the regulatory environment, foreign ownership of multiple media assets in some countries has become possible. These two factors should provide us the opportunity to develop our businesses. Our strategy includes geographic expansion of our existing pay television and broadcast businesses, as well as increasing penetration in those geographic markets in which we currently operate, through strategic alliances and opportunistic acquisitions of channels targeting specific genres, which compliment our channel offerings.

         - TAKE ADVANTAGE OF MEDIA CONVERGENCE IN IBERO AMERICA. We believe that the combination of pay television, broadcast television and radio, and Internet assets will give us an advantage in reaching our target audiences, establishing brand recognition and appealing to advertisers in the media market in Ibero America, while allowing us to partner with other media companies seeking pan-regional reach. We believe that our traditional media brands will benefit from El Sitio's Internet technological capabilities and new media management expertise, while our Internet business will benefit from the quality brands and pan-regional content provided by our traditional media businesses. We anticipate that these benefits will result in subscriber-based and advertising revenue growth for our businesses throughout Ibero America.

         - LEVERAGE STRATEGIC RELATIONSHIPS. We believe that our relationships with the Cisneros Group and Hicks Muse, our principal shareholders, provide us with competitive advantages. We intend to draw upon the relationships, regional expertise and extensive media assets of our principal shareholders to enhance our content offerings and facilitate access to distribution and technology platforms.


PAY TELEVISION BUSINESS

         Our pay television business includes 14 pay television channels distributed throughout various Ibero American countries, with a strong presence in Argentina and the rest of the southern portion of South America, which is commonly called the "Southern Cone".

         Our channels are tailored to Spanish- and Portuguese-speaking television viewers throughout Ibero America and offer a diverse mix of programming, including movies, music videos, local news, documentaries, fashion, animation, family series and adult entertainment on a basic, premium or pay-per-view basis. Content for local, regional and international markets, except in the case of Playboy TV International content outside Ibero America, is either originally produced in, dubbed or subtitled into Spanish or Portuguese.

         We wholly own nine of the channels that we distribute: Space; I.Sat; Uniseries; Infinito; FTV; Venus; MuchMusic; HTV; and Cl@se. We control the programming content of these channels. We also distribute two additional channels in Ibero America through joint ventures: Playboy TV and Hot Network (through Playboy TV International and Playboy TV Latin America in association with an affiliate of Playboy Enterprises, Inc.). In addition to the wholly-owned and joint venture channels, we have the exclusive right to distribute Cronica TV, a channel owned by Estrella Satelital S.A., in the Southern Cone in exchange for a share of subscription revenues. Estrella Satelital, S.A. is an affiliate of the publishers of the Cronica newspapers in Argentina. We also have the right to distribute Venevision Continental, a channel owned by the Cisneros Group, and the Locomotion Channel, a channel we sold our 50% interest in to Corus Entertainment, Inc. on May 17, 2002. In addition, our joint venture, DMX MUSIC Latin America, offers digital music channels throughout Latin America.

         WHOLLY OWNED BASIC TIER CHANNELS

         SPACE offers 24 hours of a varied selection of Hollywood movies and blockbusters from the rest of the world, among a varied programming line-up for the entire family in the Southern Cone. Programming includes thematic blocks featuring horror movies, Italian films, Spanish productions, action movies, major boxing events and artistic specials. With 200 different films aired every month, Space offers its audience an important number of movies with the majority dubbed into Spanish. Space's live boxing events have often set ratings records in Argentina, frequently surpassing broadcast television.

         I.SAT specializes in current and alternative entertainment designed especially for the 18-35 year old urban market. I.Sat presents contemporary movies, series, music, documentaries and original productions. I.Sat offers its viewers in the Southern Cone not only recent Hollywood blockbusters, but also independent films and movies popular with the 18-35 year old urban market. In addition, all genres of international music are featured including videos and specials showcasing contemporary music artists from all over the world.

         UNISERIES is available in the Southern Cone. Its programming is composed of popular television programs and various eccentric and cult series. The channel features an eclectic mix of the American and British classic and contemporary television hits for the whole family. Special programming features rare footage and collectible episodes from the most popular shows of decades past. Programs offered include Bonanza, Mission Impossible, Little House on the Prairie, The Adams Family, Benny Hill, The Love Boat, Mork and Mindy, and Twin Peaks, among many others. Star Trek fans get an added bonus: Uniseries is the only channel in Latin America to air all phases of the intergalactic saga (Star Trek Enterprise, The New Generation, Deep Space 9 and Voyager).

         INFINITO offers programming based on themes of the new millennium. Infinito is dedicated to the unknown, the occult and the unexpected and presents an alternative to traditional documentary channels. Bringing viewers closer to the unknown, Infinito features documentaries, interviews, talk shows, series and news. Infinito is available throughout Latin America.

         FTV is a global television network entirely dedicated to the fashion world. Since November 2001, we have controlled the distribution and advertising sales rights for Latin America of FTV. Under an agreement with FTV Paris, we develop original content featuring local celebrities and brands to customize the channel to the preferences of the local markets. FTV is a 24-hour international television channel targeting fashion enthusiasts around the world. FTV's programming highlights include Focus On...Argentina, a daily show covering the Argentine fashion scene; Fashion Clips, Haute Couture Paris, covering fashion events from Paris, Rome and Milan; and major fashion events from Sao Paulo, New York and Buenos Aires.

         VENUS is a premium and pay per view adult content channel launched in 1994 and targeted specifically to the Latin American audience. Venus offers themed features, specials and weekly shows to demanding subscribers. Venus brings a wide variety of adult genres and high quality programming, including original productions and a sophisticated on-air look.

         MUCHMUSIC ARGENTINA is a channel that integrates music, interactivity and humor. MuchMusic Argentina targets the 12-24 and 25-34 age brackets and combines live productions and localized content with local production packaging, and international flair through a wide spectrum of styles: Rock, Pop, Latin Music, Dance, Hard Core and other new music trends. MuchMusic also offers original non-musical content developed under the same "localist" programming philosophy. We license the MuchMusic brand and certain content from CHUM Limited, a Canadian company and content provider.

         HTV is a vehicle of Latin culture and offers a diverse music mix overcoming geographic barriers and language. Taking advantage of the popularity for all things Latin and Latin music, HTV has established a following in Latin America and the US Hispanic market. HTV programming covers a spectrum of Latin American music genres, including pop, Latin rock, tropical, hip-hop, reggae and ballads. HTV also features current popular crossover hits, introduced by the artists themselves. HTV plays uninterrupted Spanish and Portuguese-language music without "VJ's" or other non-musical programming.

         CL@SE was launched in April 1999. Cl@se is committed to supporting education in Latin America by offering an entertaining educational vehicle to facilitate learning by children and teenagers. Cl@se is designed to introduce teachers and students to novel methods that complement traditional classroom techniques. Programming is divided according to subjects regularly covered in schools, including science, arts, languages, music and mathematics and is available in both Spanish and Portuguese. Cl@se's on-air hosts bring together the channel's programming content designed to stimulate curiosity and discussion in the classroom.

     PARTIALLY OWNED CHANNELS

         PLAYBOY TV NETWORK AND THE HOT NETWORK are owned, operated and distributed throughout Latin America, Spain and Portugal by Playboy TV Latin America. Playboy TV Latin America is a joint venture that was created in 1996 between a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. Today, a subsidiary of Claxson owns 81% of Playboy TV Latin America, while an affiliate of Playboy Enterprises, Inc. owns the remaining 19%. Playboy TV Latin America offers high quality adult entertainment, which generally can be purchased monthly as a premium channel or on a pay-per-view basis. A portion of Playboy TV Latin America's programming is tailored to the Ibero American market and is customized according to regional preferences.

     DISTRIBUTED CHANNELS

         CRONICA TV is owned and produced by Estrella Satelital S.A. We are the exclusive sales agent for Cronica TV programming in the Southern Cone. Cronica TV is a 24-hour live news channel, delivering local and international news coverage that is popular, in large part, for its live coverage of events in Argentina.

         THE LOCOMOTION CHANNEL was a 50/50 partnership between a subsidiary of Claxson and an affiliate of The Hearst Corporation that was created in November 1996. Locomotion is distributed in Ibero America and features international animation programming created specifically for teens and young adults. On May 17, 2002, we sold our 50% participation in Locomotion to Corus Entertainment Inc., a Canadian media and entertainment company. We will continue to provide affiliate sales services in Latin America and post-production services to Locomotion.

         VENEVISION CONTINENTAL, which is owned by the Cisneros Group, is a general entertainment channel with family programming that integrates highly rated shows from the main Spanish-speaking television broadcasters. Venevision Continental's programming includes soap operas, magazine and talk shows, variety shows, comedy, children's programming, beauty contests and news. Venevision Continental was launched in August 2000 and is distributed pan-regionally. We represent Venevision Continental for sales to cable operators throughout Latin America.


PRODUCTION OPERATIONS

         THE KITCHEN, INC. commenced operations in the first quarter of 2001, offering language dubbing, network playout and post production services. The language dubbing process utilizes specialized computer systems and software and employs versatile acting talent from Miami, Latin America and Europe. The Kitchen can dub into Spanish, Portuguese, English, French and Italian. In network playout, The Kitchen is equipped with a "tapeless" environment with daily programming supplied from computer servers. The Kitchen offers broadcast services to our owned and partially-owned channels, and recently to customers around the world. The Kitchen is open twenty-four hours a day, seven days a week. The Kitchen also provides subtitling services in various languages, playback services for television networks in the Miami area and general post-production services.


PAY TELEVISION DISTRIBUTION

         As of December 31, 2001, our channels were distributed in 26 countries in Ibero America and reached approximately 51.8 million basic channel subscribers in over 12.2 million pay television households. We believe that our ability to provide a diversified package of branded channels to pay television operators is a favorable alternative to individual channels that offer a more limited menu of programming choices. We have distribution agreements with pay television operators that distribute our channels in each of our markets.

         We intend to increase the penetration of our channels in the markets in which they are currently distributed and expand into new markets. The following table identifies the number of subscribers for each of our basic channels as of December 31, 2000 and 2001.

                                                           TOTAL NUMBER OF SUBSCRIBERS
                                                           ---------------------------
                                                                  DECEMBER 31,
                                                           ---------------------------
                                                             2000              2001
                                                           --------         ----------
                                                                 (IN THOUSANDS)
         BASIC PACKAGE
         Space.......................................        5,743            5,881
         I.Sat.......................................        5,445            5,675
         Uniseries...................................        4,415            4,557
         Infinito....................................        7,071            9,251
         Jupiter/FTV(1)..............................        1,699            2,595
         MuchMusic...................................        5,088            5,185
         HTV.........................................        4,348            5,431
         Cl@se.......................................        1,179            1,549
         Locomotion(2)...............................        4,188            5,711
         Cronica TV(2)...............................        4,942            5,330
         Venevision Continental(3)...................            -              587
                                                            ------           ------
           TOTAL BASIC CHANNEL SUBSCRIBERS...........       44,118           51,752
                                                            ======           ======

-------------------------
(1)      Jupiter channel was replaced by FTV in December 2001.
(2)      Represented channel.
(3) Represents cable subscribers only. We began distributing Venevision Continental in September 2001.


     PAY TELEVISION REVENUE SOURCES

         Like most providers of pay television content, we derive substantially all of our pay television revenues from subscriber-based fees and advertising revenue. Subscriber-based revenues currently are the primary source of revenue for our pay television business, accounting for 78% of total pay television net revenue in the year ended December 31, 2001 and 80% in the year ended December 31, 2000. Advertising accounted for 11% of total pay television net revenue in the year ended December 31, 2001 and 13% in the year ended December 31, 2000. In addition, we derived 11% of total pay television net revenue in the year ended December 31, 2001 and 7% in the year ended December 31, 2000 from other sources, including management and other fees for services we provide to our partially owned channels and to third parties.

         SUBSCRIBER-BASED FEES. We charge pay television operators either a flat or per-subscriber fee for the right to broadcast our channels through their networks. Pricing for basic channels typically involves a lump sum monthly payment per channel or package of channels or fixed price per subscriber. Generally, we enter into long-term distribution agreements with an average term of approximately three years. For premium and other pay-per-view channels, we determine a retail price in each market and receive a percentage of the revenues generated from subscribers of those channels.

         Our channels are distributed by more than 1,100 pay television operators in Ibero America. These operators include, among others, DirecTV Latin America, CableVision (Argentina), Multicanal (Argentina), Via Digital (Spain), Sky Latin America, Net Brasil (Brazil), Cablevision (Mexico), VTR (Chile) and Intercable (Venezuela). Our five largest pay television customers accounted for 48% of total pay television net revenue for the year ended December 31, 2001, and our largest pay television operator accounted for 22% of our pay television revenues in the year ended December 31, 2001. We believe that our relationships with our distributors are good. Because of the current economic crisis in Argentina, we are currently renegotiating our contracts with multiple systems operators. At least one of our channels is currently distributed to 44% of the pay television households in

Ibero America, excluding the U.S. Hispanic market, and we plan to expand the penetration of our package of channels throughout Ibero America.

         ADVERTISING REVENUE. We derive revenues from the sale of advertising on our pay television channels to advertisers and agencies. We believe that our geographic reach will enable us to pursue local, pan-regional and global advertising budgets. We offer advertisers pan-regional reach, local focus and the opportunity to incorporate direct marketing and promotional events to create multimedia campaigns. We believe that our channels' spectrum of highly-rated programming appeals to advertisers that want to target audiences in specific demographic and other focused groups. We seek to offer advertisers maximum value for their advertising expenditures and have implemented a strategy that provides customized options, including the following: on-air spots; program sponsorships; on-air promotions; product integration; customized commercials; special events; and interactive elements.

         For the year ended December 31, 2001, our channels sold advertising to 84 advertisers. In the year ended December 31, 2001, our top ten advertisers accounted for approximately 67% of our pay television advertising revenues. Our strongest advertising sales were made for the Space channel, which accounted for 42% of pay television advertising revenue in the year ended December 31, 2001.

         On April 2, 2001, our subsidiaries, Claxson USA Inc. (formerly known as Cisneros Television Services Inc.) and Imagen Satelital, S.A. entered into two one-year agreements with MGM Networks Latin America, LLC for the advertising sales representation by our subsidiaries of the MGM channel and the Casa Club channel. One agreement related to sales originating from Argentina and the other agreement covered pan-regional sales. Under the agreement for Argentina, there was a minimum guarantee of advertising revenue payable to MGM of U.S.$1.5 million over the term of the agreement. Because we did not achieve the minimum guaranteed revenues during the first two quarters of the agreement, MGM claimed a breach of contract and the cash payment of the minimum guarantee. In December 2001 we entered into a settlement agreement with MGM and agreed to pay the minimum guarantee under the Argentine contract through the provision of in-kind website services and services through The Kitchen. As part of the settlement, the pan-regional contract was terminated and the Argentine contract was maintained until its original date of expiration, March 31, 2002.

         On October 22, 2001 we acquired a 51% equity interest in StarTV Brazil Ltda., a Brazilian limited liability company. StarTV is an advertising firm in Brazil that provides advertising sales and marketing services to pay television channels and Internet businesses. StarTV is the advertising sales representative in Brazil for all of our media properties.

         OTHER REVENUE SOURCES. We derive other revenues from services that we provide to pay television businesses we partially own, such as Playboy TV International, Playboy TV Latin America, Locomotion and DMX MUSIC Latin America. These revenues include playback, library, satellite space, dubbing and subtitling from our partner channels as well as from independent third parties and fees for back office and other services provided to these joint ventures. We expect these revenues to increase as we provide additional services to these joint ventures and to third parties through our subsidiary, The Kitchen.


MARKETING

         We focus our marketing efforts on increasing pay television operator interest, subscriber levels and brand awareness, maintaining and improving the ratings of our channels, and creating promotional opportunities that are attractive to our target audiences, distributors and advertisers. We conduct multimedia marketing campaigns designed to promote audience loyalty and support the programming of our channels. These campaigns generally combine on-air and off-air events with traditional print, radio and billboard advertising targeted to current and potential viewers. Our channels also have promotional websites that allow our subscribers to learn more about our programming and off-air events, while providing sponsors and advertisers with another medium for interacting with subscribers.

         Our marketing staff works closely with our other departments, including advertising sales, affiliates sales, creative, programming and communications, to coordinate and implement activities that achieve its marketing goals. For example, our marketing, affiliate and advertising sales departments work closely together to create marketing concepts and off-air promotional events that appeal to its advertisers and system operators and reinforce a brand's key elements. In addition, our marketing staff works with the programming and creative departments to develop strategic programming concepts that strengthen the uniqueness of a channel's identity, increase viewership and create sponsorship opportunities. We believe that our marketing initiatives achieve their primary goals of growing our brands, retaining viewer loyalty, increasing the distribution of our channels, creating innovative promotional opportunities for its advertisers and affiliates and maintaining or improving its ratings.


PROGRAMMING SOURCES

         Our programming library includes licensed programming, owned films, original productions and other programming totaling approximately 22,000 hours. Of these total hours of programming, approximately 21,050 hours are currently in our possession and 950 hours are to be delivered pursuant to contracts with suppliers as of March 31, 2002.

         We tailor our pay television programming for the Ibero American audience and air most of our programming in Spanish or Portuguese. Our purchased programming is dubbed or subtitled into Spanish and/or Portuguese in our own studios through our subsidiary, The Kitchen. We believe that our library of customized Spanish-and Portuguese-language programming represents a valuable asset, because many of our competitors air significantly more of their programming with subtitles, which we believe is less popular with television audiences in Ibero America. The availability of an extensive, edited and ready-to-air programming library permits us to schedule movies and other programming quickly for inclusion in theme-oriented programming blocks in response to current events.

         LICENSED PROGRAMMING. We have exhibition rights from third-party programmers totaling approximately 30,500 hours of programming. These rights include approximately 5,000 films, representing approximately 8,200 hours of programming, which allows channels such as Space and I.Sat to air programming with less repetition than many of their competitors. The remaining 12,600 hours of programming consist of approximately 12,600 television series episodes and documentaries, allowing Uniseries and Infinito not to repeat its episodes of any series or documentary for up to one year. Our exhibition rights also include sports and music entertainment events.

         Our program license agreements generally provide for the non-exclusive right to exhibit programming within a specified period of time by means of basic pay television in the Southern Cone, and sometimes provide for options to extend these rights on a pan-regional basis throughout Latin America. In the case of each of Infinito, Venus, FTV and Cl@se, all pan-regional channels, we obtain exhibition rights on a pan-regional basis throughout Latin America.

         We have entered into programming agreements with key providers of high-quality programming, including Pearson Television International Ltd., Paramount Pictures Corp., MGM International Television, CHUM Limited and affiliates of Playboy Enterprises, Inc.

         We believe that our relationships with pay television programming suppliers are good.

         OWNED PROGRAMMING. We own approximately 535 classic Argentine films, totaling approximately 700 programming hours, including the San Miguel film library and films from the Lumiton film library that we purchased. Many of these films date from the golden age of Argentine filmmaking in the 1940s and 1950s.

         We own a substantial amount of programming originally produced for the channels, including approximately 500 hours of original programming recently produced for Infinito, as well as boxing and film commentaries produced to air on Space and concert and film commentaries produced for MuchMusic Argentina and I.Sat. We also own certain brief lead-in programming that we produce relating to much of our film library and other interstitial programming material.

         In addition to owned and licensed programs, we have a limited amount of first-run rights relating to boxing matches and other special events, such as music concerts, exclusive interviews and specials featuring music artists.

PLAYBOY TV INTERNATIONAL JOINT VENTURE

         We own 80.1% of Playboy TV International. Playboy TV International is a joint venture formed in August 1999 between a member of the Cisneros Group which contributed its interest to us in the merger transaction and an affiliate of Playboy Enterprises, Inc. Playboy TV International creates, launches and operates adult entertainment television channels globally under the Playboy TV and Spice brands. Playboy TV International, together with Playboy TV Latin America, has the right to operate branded channels in all territories outside the United States and Canada and to license Playboy-branded and other non-branded adult programming to third parties. Playboy TV International owns and operates the Playboy TV and Hot channels and other branded channels such as The Adult Channel in the United Kingdom and Channel Ruby in Japan, where Playboy TV International has a 19.9% equity interest. Since its inception, Playboy TV International has launched channels in France, Belgium, Luxemburg, The Netherlands, Taiwan, New Zealand and Israel. Playboy TV is currently available through Playboy TV International and Playboy TV Latin America in 53 countries and in 14 languages. As part of its formation, Playboy TV International acquired assets from an affiliate of Playboy Enterprises, Inc., including the exclusive right to televise the Playboy TV and Spice programming libraries and licensed rights to the Playboy TV and Spice trademarks relating to promotion of adult channels outside the United States and Canada. Playboy TV International pays us fees in exchange for acting as Playboy TV Latin America's affiliate and advertising sales agent in Ibero America and providing general corporate, management and financial services for Playboy TV International.

     SUBSCRIBER-BASED FEES

         Playboy TV International currently derives most of its revenue from the sale of Playboy TV International's channels to cable and direct-to-home operators. Depending on the market, Playboy TV International's networks are managed and operated either through a Playboy TV International subsidiary in the country in which the channels are distributed, which we refer to in this annual report as "subsidiary networks", or through an exclusive licensing and/or revenue sharing arrangement with a major pay television operator or programming distributor, which assumes most or all costs incurred in locally operating the channels, which we refer to in this annual report as "licensed networks".

     PROGRAMMING FEES

         In markets in which Playboy TV International does not have an established subsidiary network or licensed network, or where Playboy TV International desires a second window after programming has been exhibited on an existing Playboy TV International network, Playboy TV International derives revenues from licensing either individual titles or programming blocks, on a branded or non-branded basis, to both pay television and broadcast television operators.


     OUR AGREEMENTS WITH PLAYBOY ENTERPRISES, INC. AND ITS AFFILIATES

         Our relationship with Playboy TV International and Playboy Enterprises, Inc. and its affiliates is governed by the agreements entered into by a member of the Cisneros Group and affiliates of Playboy Enterprises, Inc. in connection with the formation of Playboy TV International. The most significant agreements are the Playboy TV International operating agreement, Playboy TV International program supply agreement and Playboy TV International trademark license agreement. The following is a summary of these agreements.

         PLAYBOY TV INTERNATIONAL OPERATING AGREEMENT. The governance of Playboy TV International and other matters relating to Playboy TV International's members is subject to the Playboy TV International operating agreement. The operating agreement provides among other things, that:

         - Each member is obligated to make cash contributions to Playboy TV International pro rata in accordance with its ownership interest in Playboy TV International, up to an aggregate of U.S.$100 million. From the inception of Playboy TV International, we, together with a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. have contributed U.S.$58.7 million and U.S.$14.5 million, respectively, to Playboy TV International and Playboy TV Latin America. If there is no change in each member's existing equity interest, Claxson may be responsible for making additional capital contributions of up to a maximum of U.S.$21.4 million.

         - Playboy TV International agreed to pay an affiliate of Playboy Enterprises, Inc. a "rights acquisition fee" of U.S.$100 million in return for acquiring certain international television rights, Playboy Enterprises, Inc.'s interests in its existing international Playboy TV subsidiaries and licensing certain Playboy and Spice trademarks. Playboy TV International paid U.S.$30 million of the rights acquisition fee upon signing of the operating agreement. The balance of U.S.$70 million, of which Playboy TV International had paid U.S.$12.5 million through December 31, 2001, is non-interest bearing and payable in installments over a period of five years.

         - An affiliate of Playboy Enterprises, Inc. has the option to increase its equity interest in Playboy TV International up to 50% by purchasing a portion of our interest in Playboy TV International. Until August, 2003, the exercise price for this "buy-up" right increases over time and is based on the price of the initial investment in Playboy TV International plus interest. From August 2003 through August 2009, the exercise price is based on the fair market value of Playboy TV International at the time of exercise. The exercise price may be paid in cash or shares of Playboy Enterprises, Inc.

         PLAYBOY TV INTERNATIONAL PROGRAM SUPPLY AGREEMENT. Under the program supply agreement between Playboy TV International and an affiliate of Playboy Enterprises, Inc., Playboy Enterprises, Inc. agreed to license exclusively to Playboy TV International its entire Playboy TV television programming library existing as of December 31, 1998, which consisted of approximately 1,500 hours of Playboy original programming. The program supply agreement also requires Playboy TV International to license exclusively all new programs produced by an affiliate of Playboy Enterprises, Inc. each year, as well as other programs for which an affiliate of Playboy Enterprises, Inc. has acquired international television distribution rights each year. In exchange for these rights, Playboy TV International pays an affiliate of Playboy Enterprises, Inc. a license fee that is generally determined as a percentage of an affiliate of Playboy Enterprises, Inc.'s annual programming costs. During the year ended December 31, 2001, Playboy TV International purchased U.S.$12.6 million of programming pursuant to the program supply agreement.

         PLAYBOY TV INTERNATIONAL TRADEMARK LICENSE AGREEMENT. The trademark license agreement between Playboy TV International and an affiliate of Playboy Enterprises, Inc. grants Playboy TV International the exclusive right to use the Playboy and Spice marks outside the United States and Canada in connection with the operation, distribution and promotion of the Playboy TV and Spice channels and for the licensing of television distribution rights to Playboy TV and Spice programming to third parties. The license fee for the trademark license granted for the first ten years is included in the rights acquisition fee described above. Beginning in 2010 and for each fiscal year through the end of the 50-year term of the trademark license agreement, Playboy TV International is required to pay an affiliate of Playboy Enterprises, Inc. a license fee based on a percentage of Playboy TV International's total revenues for that year.

     RECENT DEVELOPMENTS

         Since January 2002 we have been negotiating a possible restructuring of the Playboy TV International joint venture, to adjust the fixed cost structure and obligations to Playboy Enterprises, Inc. due to Playboy TV International's lower than anticipated actual revenues. Negotiations are in progress, however, no assurances can be made that we will be successful in restructuring the Playboy TV International joint venture. If we do not reach a successful agreement with Playboy Enterprises, Inc., we could be required to fund the additional U.S.$21.4 million of capital contributions required pursuant to the operating agreement. If we are not able to fund the additional capital contributions, Playboy Enterprises, Inc. or Playboy TV International may seek, among other things, the dilution of our membership interest and/or claims for damages.

DMX MUSIC LATIN AMERICA

         AEI Collingham Holdings Co. Ltd., which operated the AEI Music Latin America joint venture, was a 50/50 joint venture formed in 1999 by a member of the Cisneros Group and an affiliate of AEI Music Network Inc. that developed and delivered 20 digital music channels through DirecTV in Latin America. AEI Music Networks merged with DMX MUSIC during 2001. In May 2002, we completed a business combination transaction with DMX MUSIC whereby DMX MUSIC contributed to the joint venture all its existing affiliation agreements with cable and DTH operators in Latin America and the U.S. Hispanic market and cash in the amount of $0.7 million, in exchange for an additional 20% of the equity interests in DMX MUSIC Latin America. We now own 30% of DMX MUSIC Latin America. After the business combination, AEI Music Latin America re-branded its services as DMX MUSIC Latin America. DMX MUSIC Latin America also intends to develop and deliver music services to retail and commercial establishments in Latin America.


BROADCAST TELEVISION AND RADIO BUSINESSES

         We wholly own and operate two integrated broadcast businesses:
Iberoamerican Radio Holdings Uno S.A., which we refer to herein as "Radio Chile"; and Red de Television Chilevision S.A., which we refer to as "Chilevision". Radio Chile is the radio network with the largest audience in Chile and Chilevision is the fourth largest television broadcaster in Chile (based on ratings). Our broadcast businesses in Chile are an integral part of our multi-media strategy, which includes the following elements:

         -        continued cross-selling of television and radio advertising;

         - expanding the multi-media package available to advertisers from radio and broadcast television to also include pay television;

         - broadening the availability of multi-media advertising through the potential launch of new pay television channels in Chile; and

         - expanding our multi-media and broadcast presence, particularly in radio, outside of the Chilean market into other countries in the Southern Cone and possibly elsewhere in Ibero America.


MARKET OVERVIEW

         Our broadcast business is presently concentrated in Chile. The advertising market in Chile is seasonal, with advertising expenditures increasing throughout the year and peaking in the fourth quarter when consumer expenditures reach their peak.

         RADIO CHILE owns and/or operates eight centrally programmed radio networks, namely Pudahuel FM, Rock & Pop, Corazon, FM Dos, Concierto, Futuro, FM Hit, and Aurora, six of which are among the top ten ranked radio networks in Santiago, which represents 39% of the national population and 58% of Chile's purchasing power. The Radio Chile networks deploy a variety of programming formats designed to increase Radio Chile's market share and to present a wide range of options to advertisers. We believe that our variety of programming formats makes Radio Chile less susceptible to changes in listening preferences than networks focused on a single segment.

         The following table identifies the formats and target audiences of the radio networks.

             RADIO NETWORK                               FORMAT
  ----------------------------------    ---------------------------------------
  Pudahuel FM.......................    News, Latin music and talk show formats
                                        targeted to women 25 to 59 years old.

  Corazon...........................    Interactive, tropical music format
                                        targeted to listeners 25 to 59 years
                                        old.

  Rock & Pop........................    Rock music and talk show format targeted
                                        to listeners 15 to 24 years old.

  FM Dos............................    Romantic music format in Spanish (70%)
                                        and English (30%) targeted to women 20
                                        to 34 years old.

  FM Hit............................    Top 40 music format targeted to
                                        listeners 15 to 24 years old.

  Futuro............................    Classic rock format targeting men 25 to
                                        49 years old. Futuro complements
                                        Concierto in Santiago, where the two
                                        stations occupy the number one and two
                                        spots in their segment.

  Aurora............................    Romantic music format targeted to women
                                        25 to 59 years old.

  Concierto.........................    Adult contemporary music format in
                                        English (70%) and Spanish (30%),
                                        targeting men and women 25 to 49 years
                                        old.

         Radio Chile's eight radio networks had a combined 38.4% audience share in the Santiago, Chile market for the period from July through December 31, 2001. The following table presents the rank and audience share in Santiago for each Radio Chile radio network for the periods indicated.

                                                1ST HALF               2ND HALF
                                                  2001        RANK       2001         RANK
                                                --------      ----     --------       ----
Pudahuel FM..............................          6.0%          2        6.2%          1
Corazon..................................          5.3           4        6.0           2
Rock & Pop...............................          4.8           5        5.5           4
FM Dos...................................          4.2          10        5.5           4
FM Hit...................................          4.8           5        4.9           7
Futuro...................................          4.4           8        4.3           9
Aurora...................................          2.6          14        3.0          13
Concierto................................          2.0          18        3.0          13
                                                  ----                   ----
   Total audience share..................         34.1%                  38.4%

----------------------------
Source:  Search Marketing Reports

         Radio Chile is a distant leader in audience share in Santiago, compared to the other radio groups that operate more than one network. The Garcia Reyes Group captures an 8% audience share with the operation of two networks; the Caracol Group obtains 6% audience share operating four networks; and the Bezanilla Group has a 6% audience share operating three networks.

         Radio Chile's networks reach over 99% of Chile's population in 36 cities through 142 FM concessions. Our three largest networks reach over 90% of the total population, two reach over 70% of the total population, and the rest reach between 40% and 70% of the total population. Radio Chile had U.S.$13.8 million in revenue in 2001 which accounted for an estimated 34% of the Chilean radio advertising market.

         CHILEVISION currently is, according to Time Media and Asociacion Chilena de Agencias de Publicidad, Chile's fourth largest television network in terms of ratings and revenues. Chilevision broadcasts a mix of syndicated programming (40%) and proprietary programming (60%) that targets a family audience. Chilevision reaches 35 cities that account for 98% of the Chilean population, and is one of the five television networks with national coverage.

         Although other broadcasters have larger audience shares, Chilevision's audience is more targeted to a higher socio-economic demographic group, which is also more advantageous for our advertisers in the Chilean market.


CHILEVISION REVENUE SOURCES

         We derive all of our broadcast television revenues from the sale of advertising on our television network to advertisers and agencies. We believe that our geographic reach enables us to pursue national advertising budgets as we give advertisers access to the entire Chilean market. We believe that our network's mix of licensed and proprietary programming appeals to advertisers that want to target audiences in specific demographic and other focused groups. We seek to offer advertisers maximum value for their advertising expenditures and have implemented a strategy that provides customized options, including on-air spots; program sponsorships; on-air promotions; product integration; customized commercials; special events; and interactive elements. For the year ended December 31, 2001, Chilevision sold advertising to 294 advertisers. In the year ended December 31, 2001, our top five advertisers accounted for approximately 22% of our broadcast television advertising revenues.

MARKETING

         We focus our marketing efforts on maintaining, increasing and improving the ratings of our network, and creating promotional opportunities that are attractive to our target audiences and advertisers. We conduct multimedia marketing campaigns designed to promote audience loyalty and support our network programming. These campaigns generally combine on-air and off-air events with traditional print, radio and billboard advertising targeted to current and potential viewers. Our network also has a promotional website that allows our viewers to learn more about our programming and off-air events, while providing sponsors and advertisers with another medium for interacting with viewers. We believe that our marketing initiatives achieve their primary goals of retaining viewer loyalty and creating innovative promotional opportunities for its advertisers and maintaining or improving its ratings.


PROGRAMMING SOURCES

         We broadcast a mix of licensed programming (40%) and proprietary programming (60%). We have been increasing the original programming of Chilevision throughout the years, enabling us to provide more localized programming for our target audience and increase viewer loyalty. Original programming also reduces our dependence on third party sources, where we compete with other broadcasters for programming.

         One of the strengths of Chilevision's productions is our press department that produces three daily news programs. The press department also produces opinion programs and journalist and investigative programs with discussion of the current events in politics and economics.

         Original productions are also designed to localize licensed programs while targeting specific genre or demographic, such as children, women, teens and young adults. These programs offer a mix of licensed programs together with local insertions, such as a children's local program that creates games and activities to compliment Pokemon.

         We have exhibition rights from third-party programmers totaling approximately 1,200 hours of programming. These rights include approximately 600 films, 570 television series episodes, documentaries, variety shows and entertainment programming, which allows Chilevision to vary programming during different times of the day. Our principal programming suppliers include Columbia Tristar, Alliance Atlantis, Telefilms and Beta Films. We believe that our relationships with television programming suppliers are good.

         Chilevision's management has focused on improving the network's audience share, which has grown from 8.6% in 1995 to 12.5% in 2001, according to Time Media. Chilevision's growth strategy is to align its advertising market share, estimated by management to have been approximately 6.5% in 2001, with the network's higher audience share by selling an increased amount of broadcast television advertising, and by cross-selling advertising with Radio Chile and with our pay television and Internet properties.

         Set forth below is a presentation of the audience share of the largest television broadcast networks in Chile:

                               2001 AUDIENCE SHARE

                                     [CHART]



   RADIO SARANDI

         On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 (Sport), and FM
91.9 (Music One). Under the terms of the lease and co-management agreement, we pay Sarandi U.S.$65,000 per month during the lease term. We coordinate the programming and marketing strategy of each station, manages the station's advertising sales and other operational matters of the stations.

         Prior to the execution of the lease and co-management agreement, in July 2001, Sarandi preliminarily agreed to grant us an option to extend the term of the operating lease to 30 years. The exercise price of the option will vary depending on the year of exercise and will range from approximately U.S. $4.6 million (if the option is exercised in the first year of the lease) to U.S. $7.6 million if the option is exercised in the fifth year of the lease. The exercise price of the option may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise. Both Sarandi and we believe, based upon the advice of Uruguayan counsel, that the proposed structure for the lease transaction complies with Uruguayan laws and regulations that prohibit foreign (i.e., non-Uruguayan) ownership of broadcasting transmission licenses. However, no Uruguay regulatory authority has approved the terms and conditions of this preliminary agreement.

     EL METROPOLITANO

         On October 16, 2001, our Chilean subsidiary acquired a local daily newspaper known as El Metropolitano in exchange for advertising time on our Chilean broadcast properties for a value of U.S.$0.4 million. El Metropolitano had 5,500 subscribers and an average daily circulation of 15,000 copies from Monday through Sunday, as well as the representation of several magazines including Newsweek, Vogue, Architectural Digest, among others. Due to the weakness in the advertising sales market for print media in Chile, we decided to terminate this operation as of June 12, 2002. We expect that the winding down of the operation will take approximately 30 days.


INTERNET BUSINESS

         At the time of the merger transaction, our Internet business was composed of the El Sitio network of websites, which consisted of country websites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela, as well as a global website bringing together global interactive features and local content that afforded our users the dual advantages of the size and resources of a regional network and the local community features and interactive tools most useful to them. We also had marketing and sales teams in Argentina, Brazil, Chile, Mexico, the United States and Uruguay.

         In December 2001, we embarked on a significant restructuring of our Internet operation with the objective of maintaining the technical functionality to support our traditional media assets, while being able to create and market broadband content. The local offices of our Internet operations were closed, and the production of content for Internet was centralized together with broadband operations at our Buenos Aires offices in March 2002. As of May 1, 2002, our Internet operations had 26 employees compared with 79 employees as of December 31, 2001. Our network of websites continues to offer interactive functions such as e-mail, chat rooms and CupidoNet.

         We also created and launched El Sitio Digital Channel in the fourth quarter of 2001, with a broadband operator in Argentina, one of the first concrete efforts in Latin America toward digital-age content production specifically developed for broadband. El Sitio Digital Channel offers features organized along three axes: video and audio streaming and pay per view; 2D and 3D multiplayer games; and a community engine that allows users to personalize their content. These three axes operate over one singular interphase where six late-generation technologies converge providing it with substantial power and versatility. This interphase was specially designed to run in broadband platforms such as cable modem, ADSL, wireless and satellite (DirectPC). In addition, the user has the option to acquire content through a pay per view system, downloading content for a limited time through a modern e-license system. We are currently working on replicating the El Sitio Digital Channel for narrow band users.

         El Sitio Digital Channel's offering includes a basic package with eight channels (adult, music, games, new age, Your Studio, Radio Deseo, documentaries and help), and two pay per view channels, featuring a wide range of content tailored to the interests of its target audience. El Sitio Digital Channel includes more than 700 digitized videos - in AVH and DVD quality - Venus and Playboy TV clips for adults, Infinito documentaries, current events and information, MuchMusic music, its own radio, channels to upload personal videos and audio files, video tutorials and 2D community tools.

         In addition to the broadband operation, the Internet business unit based in Buenos Aires groups all of our on-line content and marketing tools including El Sitio.com and CupidoNet; Pay TV's vertical websites including Infinito, Space, Uniseries, I.Sat, Venus and FTV, as well as their interactive formats and the broadcast television and radio websites.

         By merging El Sitio and the other pay TV online assets, we have built an Internet service network that provides entertainment to an average of more than 200,000 daily and 3.4 million average monthly unique visitors, as well as 500,000 Cupido subscribers and 160,000 e-mail accounts in Argentina, Brazil, Chile, Mexico, United States and Uruguay.

ARTISTDIRECT JOINT VENTURE

         An affiliate of Ibero-American Media Partners formed a 50/50 joint venture with ARTISTdirect, Inc. to develop an integrated network of music websites featuring content and e-commerce opportunities targeted to Spanish and Portuguese-speaking audiences in Latin America and the U.S. Hispanic market. The joint venture was intended to offer multi-media entertainment content, music news and information, a community organized around shared musical interests, and music-related commerce in Latin America and the U.S. Hispanic market. The venture successfully integrated the content of the existing on-line properties, developed new content and launched the website, however, due to the slowdown of the on-line business in the region, the partners decided to cease the operations until market conditions improve for this type of business.


INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         Some companies, including other participants in the media industry, use and/or may use trademarks or service marks in English or other languages which, when translated, are similar to certain of our core marks. This usage may hinder our ability to build a unique brand identity and may lead to trademark disputes. If we lose the right to use a trademark or service mark, we may be forced to adopt a new mark which would result in the loss of substantial resources and brand identity. In any event, even if successful, litigating a trademark dispute would result in expenditures and diversion of executives' time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on us.

         We also depend upon technology licensed from third parties for chat, homepage, search and related web services. Any dispute with a licensor of the technology may result in El Sitio's inability to continue to use that technology. Additionally, there may be patents issued or pending that are held by third parties and that cover significant parts of the technology, products, business methods or services used to conduct our business. We cannot be certain that its technology, products, business methods or services do not or will not infringe upon valid patents or other intellectual property rights held by third parties. If a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending against third-party infringement claims, regardless of the merit of those claims.


REGULATION

     REGULATION OF THE PAY TELEVISION INDUSTRY IN LATIN AMERICA

         In general, many of the Latin American markets in which we operate do not have specific pay television laws. As a result, many of the old broadcast laws are applied to the pay television industry. The scope of broadcast regulation varies from country to country, although in many significant respects a similar approach is taken across all of the markets in which we operate. For example, broadcast regulations in most of our markets require cable and direct-to-home system operators to obtain licenses or concessions from the applicable domestic authority. In addition, most countries have regulations which set certain minimum standards regarding programming content, prescribe minimum standards for the content and scheduling of television advertisements and provide that a certain portion of the programming carried by the operators be produced domestically.

         The content regulations concerning programming in the countries in which we operate often prohibit material which contains excessive violence and pornography and usually provide a restricted exhibition schedule for adult-rated content and other material that is deemed inappropriate for children or the population at large. The general scheme of regulations governing the content of television advertising focuses on prohibiting fraudulent and misleading advertising. The promotion of illegal goods and services is universally prohibited and many countries also restrict television advertising of alcohol and tobacco products. Generally, the domestic broadcasting licensing authorities have the responsibility for monitoring and enforcing compliance with broadcasting and programming content regulations; however, the level of enforcement varies widely among the different countries in which we operate.

         With the exception of Argentina, we are a foreign programmer of pay television channels in every market in which our pay television channels operate. As a foreign programmer, we are not directly subject to the broadcasting and content laws of the foreign countries where we operate. However, the local cable and direct-to-home system operators that distribute foreign programming, including our pay television channels, are subject to local broadcasting and content regulations and are therefore responsible for complying with any local programming requirements and advertising laws. Consequently, many of our contracts with our cable and direct-to-home distributors require that our programming comply with domestic programming content and advertising regulations.

         Several Latin American countries began the process of deregulation of their telecommunications industries during 2001. Argentina, Chile, Colombia, Ecuador and Mexico are all opening their telecommunications markets to private competition. While deregulation will not immediately and directly affect the pay television industry, the effects of deregulation, including increased competition, lowered telephone tariffs and connection rates and increased investments in new technologies, could lead to increased opportunities for content distribution and higher Internet and multi-channel penetration rates.


REGULATION OF THE CHILEAN BROADCAST TELEVISION AND RADIO INDUSTRY

         The radio broadcast industry in Chile is regulated by the Subsecretariat of Telecommunications, which is known as "SUBTEL", which is overseen by the Ministry of Public Works, Transport and Telecommunications. The broadcast television industry is regulated by the National Television Council or "CNT". Legislation regarding radio in Chile is contained in the 1982 General Telecommunications Law, as amended. In addition, the CNT Law of 1989, as amended, contains regulations that apply to the broadcast television industry. Broadcast television and radio licenses are currently awarded for 25-year terms.

         Broadcast television content and programming are closely regulated in Chile. All broadcast entities must air at least one hour of educational content per week of programming during the primetime hours between 6:00 p.m. and 11:00 p.m. At least 40% of programming aired on Chilean broadcast television must be of Chilean origin. Although content is regulated to comply with educational and moral standards, the restrictions are more lenient on content aired between 10:00 p.m. and 6:00 a.m. The content of advertising aired on broadcast television in Chile is also regulated.

         A new Chilean law, published on June 4, 2001, includes provisions that may be relevant to the transaction and the ongoing operations of our Chilean broadcast businesses. The new law provides that any change in ownership or control of a radio and broadcast television business concession is subject to approval of the Chilean authorities who must issue a report regarding the impact on the media market of the change in control. If this report is not issued within 30 days from the filing of the application it will be deemed that the authorities have no objections. This law also provides that radio broadcasting concessions may only be granted or transferred to entities that have more than 10% non-Chilean ownership if in the country of origin of the foreign nationals, Chilean nationals are granted similar rights. This provision may affect the manner in which Claxson and its affiliates conduct its broadcast business in Chile, including the renewal of the existing concession or acquisition of new ones.

COMPETITION

         The media and entertainment business is highly competitive. Each of our pay television, broadcast television and radio businesses competes against companies operating in these and other media segments. For example, our pay television business faces competition from other pay television operators as well as Internet companies, broadcast networks, print media and other forms of entertainment.

         Within the pay television industry, our channels compete with programming from AOL Time Warner, Viacom, Liberty Media, Disney, Globo and Televisa, among others. We compete with their channels for carriage on cable and satellite systems that have limited capacity. We also compete with these channels for viewers and advertising dollars based upon quality of programming, number of subscribers, ratings and subscriber demographics.

         Our broadcast television and radio business in Chile competes with national and regional broadcasters for audience share and advertising revenues primarily on the basis of program content that appeals to a particular target demographic audience. Radio Chile's main competitors are the Garcia Reyes Group, the Caracol Group and the Bezanilla Group, each of which have established significant audience share. The Garcia Reyes Group currently owns two networks:
Horizonte and Oasis, and operates 14 concessions. The Caracol Group currently owns four networks: Activa, Amistad, 40 Principales and Caracol; and it operates 98 concessions. The Bezanilla Group owns three networks: Romantica, Infinita and Tiempo; and it operates 40 concessions. Chilevision competes primarily with six broadcast television networks, owned by the University of Valparaiso, the

Chilean Government, Cristalerias de Chile S.A., the Catholic Church, Compania Chilena de Comunicaciones S.A., and Angel Gonzalez, a broadcast television entrepreneur.

         Many companies provide websites and services targeted to Spanish- and Portuguese-speaking audiences. All of these companies compete with El Sitio for user traffic, advertising dollars and e-commerce opportunities. Competition for users, advertisers and e-commerce opportunities is intense and there are no substantial barriers to entry in El Sitio's markets.

         We also compete with providers of content and services over the Internet, including web directories, portals, search engines, content sites, Internet service providers and sites maintained by government and educational institutions.

         C.       ORGANIZATIONAL STRUCTURE

         The following chart presents our current operational structure. The chart omits certain intermediate holding companies. For purposes of this chart, names in italics are brand names.





                                    [CHART]




-------------------------
(1) An affiliate of Playboy Enterprises, Inc. has an option to increase its ownership interest to 50%.
(2)      Playback, post-production, dubbing and subtitling facility.
(3)      Operated through lease and co-management agreement.

         D.       PROPERTY, PLANT AND EQUIPMENT


PROPERTIES

         A description of the location and use and of our principal offices and facilities is set forth below.


     PAY TELEVISION FACILITIES

         Our U.S. headquarters are located at 404 Washington Avenue, Miami Beach, Florida, in approximately 26,800 square feet, under a lease that expires in 2003. We have completed construction and installation of a modern production and technical operations center in Miami owned and operated by The Kitchen, Inc., one of our subsidiaries which provides network origination, language dubbing and subtitling, video editing and graphic services. This facility, which became operational in February 2001, occupies approximately 25,600 square feet of leased space.

         Our principal executive offices in Buenos Aires, Argentina are located at Av. Melian 2752/54 in a 60,000 square foot building that we own, containing both administrative and production functions, including two television studios. We also own two additional offices that are located at Av. Manuel Ugarte 3612/18 and Av. Melian 2760/62. We also lease approximately 8,000 square feet of warehouse space in Buenos Aires.

         In addition, we lease office space in Mexico, the Bahamas, Brazil and Venezuela to support sales efforts to cable and direct-to-home operators in certain markets.


     BROADCAST TELEVISION AND RADIO FACILITIES

         Radio Chile's principal offices are located in Santiago, Chile, where we own an office building containing approximately 1,600 square meters of office space. Radio Chile owns additional office space of 400 square meters in Santiago, Chile and either owns or leases a number of radio transmission towers throughout Chile.

         Chilevision owns a property occupying approximately 10,000 square meters in Santiago where its headquarters, production studios and offices are located. Chilevision also owns 3 transmission towers and leases 25 other properties and transmission towers throughout Chile under long-term leases.

         Radio Sarandi leases office space of approximately 600 square meters in Montevideo, Uruguay.


     INTERNET FACILITIES

         Until June 4, 2002, El Sitio's corporate offices were located in Buenos Aires, where we leased approximately 1,600 square meters. All operations have been relocated together with the pay television and the principal executive offices at Avenida Melian in Buenos Aires.

         El Sitio also leased office space in Bogota, Caracas, Mexico City, Miami, Montevideo, Santiago and Sao Paulo. As a result of our restructuring of Internet operations, as of June 1, 2002, all offices have been closed or subleased except for the office in Sao Paulo.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


CRITICAL ACCOUNTING POLICIES

         Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, some accounting policies have a significant impact on amounts reported in these financial statements. A summary of those significant accounting policies can be found in Note 2 to the consolidated financial statements. In particular, judgment is used in areas such as determining the allowance for uncollectible accounts receivable and provisions, if any, for impairment on long-lived assets.


NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations. SFAS No. 141 eliminates the pooling of interest method and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also establishes specific criteria regarding the allocation of the purchase price between intangible assets and goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material effect on Claxson's results of operations or financial position.

         In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually on a basis set forth in SFAS No. 142. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives and reviewed for impairment under existing accounting literature. The provisions of this Statement are required to be applied by Claxson on January 1, 2002. The Statement requires an initial impairment test for goodwill and intangible assets with indefinite useful lives on the date of adoption. Claxson has not yet determined if any impairment charge will result from the adoption of this Statement. Amortization of goodwill was U.S.$7.1 million, U.S.$9.9 million, and U.S.$8.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the recognition of legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset, and the associated asset retirement costs in the period in which it is incurred if a reasonable estimate of fair value can be made. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on Claxson's financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The statement provides additional guidance on accounting for discontinued operations and resolves other implementation issues related to SFAS No. 142. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement generally are to be applied prospectively. We are currently evaluating whether adoption of SFAS No. 144 will have a material effect on our financial position or results of operations.

         In December 2001, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 2001 and should be applied prospectively. We are currently evaluating whether the adoption of SOP 01-6 will have a material effect on our financial position or results of operations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         The following table illustrates our contractual obligations and commercial commitments as of December 31, 2001.

                                                LESS THAN    1 - 3      4 - 5      AFTER
                                                  1 YEAR     YEARS      YEARS     5 YEARS
                                                ---------   -------    -------    ------
11% Senior Notes due 2005 ...................    $79,546    $    --    $    --    $   --
Syndicated bank facilities-principal ........      8,468     14,990      3,747        --
Other principal .............................      2,646      3,135        463        --
Operating leases ............................      5,777     10,609      8,945     8,486
                                                 -------    -------    -------    ------
                                                 $96,437    $28,734    $13,155    $8,486
                                                 =======    =======    =======    ======


INTRODUCTION TO OPERATING RESULTS

         We have presented certain historical financial information of ours, including certain historical information of our predecessor, Ibero-American Media Partners. No pro forma discussion has been included, because management believes that a discussion of pro forma results is no longer useful in the understanding of our business or operations.

     NET REVENUES

         We derive our revenues from subscriber-based fees charged to pay television system operators that distribute our branded television channels, from advertising on our pay television channels and broadcast media assets and from advertising on our network of websites. We also generate revenues through sales commissions, management fees and other services provided to the unconsolidated joint ventures as well as from third parties.

         Net revenues from website advertising declined significantly in 2001 primarily due to generally decreased expenditures by advertisers for Internet-based advertising activities.

     SUBSCRIBER-BASED FEES

         To date, we have derived a majority of our revenues from subscriber-based fees we charge to pay television system operators that distribute our branded television channels. We charge pay television system operators either a flat or per-subscriber fee for the right to broadcast our branded television channels through their cable or direct-to-home distribution systems. Pricing for basic channels typically involves either a monthly lump sum payment per channel or package of channels or a fixed price per subscriber. For premium and pay-per-view channels, we receive a percentage of the revenues generated from the subscribers to these channels.

         We typically enter into long-term distribution agreements with pay television system operators with an average term of approximately three years. We recognize revenues on long-term agreements on a monthly basis as the branded television channels are provided to the pay television system operators. Revenues from exclusivity arrangements are recognized ratably over the term of the related agreement. Payment for exclusivity received in advance are recorded as unearned revenues.

         We also derive subscriber-based fees in the form of sales commissions that we charge to the channels that we represent for acting as their sales agents.

     ADVERTISING REVENUES

         We derive revenues from the sale of advertising on our pay television channels, our broadcast media assets and our websites. Our multiple sales offices enable us to solicit local, pan-regional and global advertising accounts from advertisers and agencies directly. We derive advertising revenues principally from:

         - advertising arrangements under which we receive fees for advertising spots placed on our pay television channels and broadcast stations for specified periods of time;

         - sponsorship arrangements that allow advertisers to sponsor a program on one or more of our pay television channels, broadcast stations or networks in exchange for fixed payments;

         - advertising arrangements under which we receive fixed fees for banners placed on our websites for specified periods of time; and

         - reciprocal services arrangements, under which we exchange advertising space on our media assets for advertising or services from other parties.

         We generally recognize advertising revenues as advertising spots are aired. In the case of certain advertising spots placed on our broadcast television channel and radio stations, we guarantee minimum viewership ratings to the advertiser. In those cases, we do not recognize the corresponding revenues until we achieve the guaranteed ratings. Payments received before an advertisement spot is displayed are recorded as unearned revenues. Revenues from sponsorship arrangements are recognized ratably. The terms of our contracts with advertisers and advertising agencies range from one to twelve months.

         With respect to Internet advertising, we recognize advertising revenues ratably in the period in which the advertisement is displayed, so long as no significant obligations remain and collection of the resulting receivable is probable. When minimum impression levels are guaranteed, we do not recognize the corresponding revenues until we achieve guaranteed levels.

     OTHER REVENUES

         We also derive revenues from management fees and other services provided to pay television channels and other businesses that we partially own or are affiliated with, as well as from third parties. These services include technical, satellite space, back office support and other services. In 2001, we expanded our services through the creation of The Kitchen, Inc. to include playback program origination, dubbing, subtitling and post-production services to our joint ventures as well as to third parties. We also derive revenues from the licensing of programming rights to third parties. Revenue from the licensing of programming rights is recognized when the license period begins and a contractual obligation exists.


     OPERATING EXPENSES


         OUR OPERATING EXPENSES CONSIST OF:

         -        product, content and technology;

         -        marketing and sales;

         -        corporate and administration;

         -        depreciation and amortization; and

         -        merger, restructuring and severance expenses.

         PRODUCT, CONTENT AND TECHNOLOGY EXPENSES. Product, content and technology expenses consist primarily of the amortization of rights to broadcast acquired or licensed television content and related rights, the cost of satellite space used in delivering our pay television channels, and personnel and related costs associated with programming, purchase and production of content, post-production, dubbing, playback, and the up-link of our pay television channels or transmission of our broadcast television and radio stations. The cost of broadcast and license rights is amortized over the term of licenses and based on the anticipated usage of the program.

         Product, content and technology expenses also consist of personnel costs associated with development, testing and upgrading of our network of websites and systems, purchases of content and specific technology, particularly software, and telecommunications links and access charges. Except for hardware (which is depreciated), we expense product, content and technology expenses and telecommunications infrastructure costs as they are incurred.

         MARKETING AND SALES EXPENSES. Our marketing and sales expenses consist primarily of salaries and expenses of marketing and sales personnel, commissions, withholding taxes and other marketing-related expenses, including expenses related to our branding and advertising activities and to the provision for uncollectible accounts receivable. We expect these marketing and sales expenses to continue to decrease as a result of the realization of synergies with the Internet business, which should result in a reduction in marketing and sales expenses.

         CORPORATE AND ADMINISTRATION EXPENSES. Corporate and administration expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and professional fees, such as accounting, legal and consulting fees. We expect that we will decrease corporate and administration expenses as we complete the integration of the corporate infrastructure to support our businesses.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of depreciation and amortization of production, post-production and other equipment, servers and other computer equipment, buildings, office furniture and leasehold improvements. Investments in property and equipment, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the improvement. Property and equipment is being depreciated and amortized, as the case may be as follows:

         -        buildings 20 - 50 years;

         -        computers, software and other equipment 3 - 10 years;

         -        leasehold improvements 5 - 7 years; and

         -        furniture, fixtures and other fixed assets 5-10 years.

         We have historically incurred significant amortization expense as a result of goodwill. Additionally, we incur amortization expense related to the amortization of broadcast television and radio licenses. The implementation of SFAS 142 on January 1, 2002 will reduce total depreciation and amortization as a result of the cessation of amortization of goodwill.

         MERGER, RESTRUCTURING AND SEVERANCE EXPENSES. Merger, restructuring and severance expenses consist primarily of severance cost related to the rationalization of the different business units and the corporate and administration areas of Claxson as a result of the merger transaction.

         OTHER INCOME (EXPENSE). Other income (expense) consists primarily of interest expense, net of interest earned, on Imagen's U.S.$80 million 11% Senior Notes due 2005, and the outstanding Radio Chile syndicated bank facilities, as well as other miscellaneous income and expense items. Other income (expense) also includes the foreign exchange income (loss) resulting from the effect of changes in the Argentine peso and Chilean peso exchange rates per U.S. dollar on our Argentine- and Chilean-based assets and liabilities denominated in U.S. dollars.

         SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES. Share of loss from unconsolidated affiliates represents our proportionate share of the income or loss of Playboy TV Latin America, LLC, The Locomotion Channel, and certain other companies in which we have investments. In addition, as of the merger transaction, it represents our share of the net loss of Playboy TV International and DMX Music Latin America.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         The following table sets forth, for the periods indicated, selected financial information for our pay television and broadcast television and radio businesses. The results of operations for the Internet and broadband business correspond to the period after the merger transaction, commencing on September 22, 2001 and ending December 31, 2001.

                                                                   YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
                                               2000                                                 2001
                              ----------------------------------------------------------------------------------------------------
                                             BROADCAST                                BROADCAST    INTERNET
                                  PAY       TELEVISION                    PAY        TELEVISION      AND
                              TELEVISION     AND RADIO     TOTAL      TELEVISION      AND RADIO    BROADBAND   CORPORATE   TOTAL
                              ----------     ---------     -----      ----------      ---------    ---------   ---------   -----
                                                           (IN THOUSANDS OF U.S. DOLLARS)
Net revenues:
  Subscriber-based fees ....   $ 58,096      $    --     $  58,096      $ 60,736      $     --      $    20     $    --   $  60,756
  Advertising ..............      9,464       34,433        43,897         8,264        28,933          731          --      37,928
  Other ....................      5,393           --         5,393         8,960            --           --          --       8,960
                               --------      -------     ---------      --------      --------      -------     -------   ---------
  Total net revenues .......     72,953       34,433       107,386        77,960        28,933          751          --     107,644
                               --------      -------     ---------      --------      --------      -------     -------   ---------

Operating expenses:
   Product, content and
     technology ............     27,705       15,527        43,232        28,191        13,372        1,836          --      43,399
   Marketing and sales .....     15,260        3,729        18,989        15,782         4,748          987          --      21,517
   Corporate and
     administration ........     17,154        6,222        23,376        13,194         5,846        1,697       4,915      25,652
   Depreciation and
     amortization ..........     15,088        6,539        21,627        20,553         6,161          588          --      27,302
   Merger, restructuring
     and severance .........      1,000           --         1,000         3,548           866          450          --       4,864
                               --------      -------     ---------      --------      --------      -------     -------   ---------
Operating income (loss) ....   $ (3,254)     $ 2,416     $    (838)     $ (3,308)     $ (2,060)     $(4,807)     (4,915)  $ (15,090)
                               ========      =======     =========      ========      ========      =======     =======   =========


NET REVENUES

         Net revenues increased U.S.$0.2 million, or 0.2%, to U.S.$107.6 million in 2001 from U.S.$107.4 million in 2000. Approximately 56% of net revenues in 2001 was comprised of subscriber-based revenues. For 2000 and 2001, 47% and 46% of net revenues were earned in Argentina.

         Pay television revenues increased U.S.$5.0 million, or 7%, to U.S.$78.0 million in 2001 from U.S.$73.0 million in 2000. Approximately 78% of pay television revenues in 2001 was comprised of subscriber-based fees.

         Pay television subscriber-based fees increased U.S.$2.6 million, or 5%, to U.S.$60.7 million in 2001 from U.S.$58.1 million in 2000. This increase was due primarily to a U.S.$7.1 million increase in subscriber-based fees resulting from launches of channels in new markets and expanded distribution in existing markets. This increase in pay television subscriber-based fees was partially offset by a U.S.$4.5 million decrease in the average monthly fee per subscriber. The average monthly fee per subscriber decreased to U.S.$0.10 per subscriber in 2001 from U.S.$0.11 per subscriber in 2000. The decrease in the average monthly fee per subscriber resulted primarily from new sales with lower fees per subscriber, and from a shift in the sales mix to channels with lower fees per subscriber.

         For 2000 and 2001, 72% and 67% of pay television subscriber-based revenues were earned in Argentina. The decrease is a result of the continued efforts to geographically diversify our revenue sources.

         Advertising revenues decreased U.S.$6.0 million, or 14%, to U.S.$37.9 million in 2001 from U.S.$43.9 million in 2000.

         Pay television advertising revenues decreased U.S.$1.2 million, or 13%, to U.S.$8.3 million in 2001, from U.S.$9.5 million in 2000. This decrease resulted from a decrease in advertising in the fourth quarter due to the economic recession in Argentina, which represents our primary market for pay television advertising.

         Broadcast television and radio advertising revenues decreased U.S.$5.5 million, or 16%, to U.S.$28.9 million in 2001, from U.S.$34.4 million in 2000. The decrease is primarily due to a decrease in revenues of $6.4 million as a result of an 18% devaluation of the Chilean peso during 2001 and a reduction of approximately 10% in advertising expenditure in the Chilean market for 2001 compared to 2000. This was partially offset by U.S.$1.0 million increase in revenues from the new operations of Sarandi and El Metropolitano in the fourth quarter of 2001.

         The increase in Internet and Broadband advertising revenues of U.S.$0.7 million was attributable to the merger transaction with El Sitio in September 2001.

         Other revenues increased U.S.$3.6 million, or 66%, to U.S.$9.0 million in 2001, from U.S.$5.4 million in 2000. The increase is principally attributable to U.S.$2.5 million in revenues from the commencement of operations of The Kitchen Inc., and U.S.$ 1.1 million in fees from increased services provided to our joint ventures.


OPERATING EXPENSES

     PRODUCT, CONTENT AND TECHNOLOGY EXPENSES

         Product, content and technology expenses increased U.S.$0.2 million, or 1%, to U.S.$43.4 million in 2001 from U.S.$43.2 million in 2000. Product, content and technology expenses as a percentage of revenues remained unchanged at 40%.

         Product, content and technology expenses for pay television increased U.S.$0.5 million, or 2%, to U.S.$28.2 million in 2001 from U.S.$27.7 million in 2000. Product, content and technology expenses for pay television as a percentage of pay television revenues decreased from 38% in 2000 to 36% in 2001. The decrease in these expenses resulted from U.S.$1.6 million in decreased expense of programming rights, a decrease of U.S.$0.8 million in playout, dubbing and subtitling expenses as a result of the commencement of operations of The Kitchen, Inc. and the use of this facility for our channels' needs, offset by U.S.$0.5 million in increased expenses as a result of the contribution of a new channel and U.S.$1.7 million as a result of the commencement of operations of The Kitchen, Inc.

         Product, content and technology expenses for broadcast television and radio decreased U.S.$2.1 million, or 14%, to U.S.$13.4 million in 2001, from U.S.$15.5 million in 2000. Product, content and technology expenses for broadcast television and radio increased as a percentage of broadcast television and radio revenues from 45% in 2000 to 46% in 2001. The decrease is primarily attributable to the U.S.$2.7 million devaluation of the Chilean peso.

         Product, content and technology expenses for Internet and broadband represented U.S.$1.8 million, as a result of the combination transaction with El Sitio.

     MARKETING AND SALES EXPENSES

         Marketing and sales expenses increased U.S.$2.5 million, or 13%, to U.S.$21.5 million in 2001 from U.S.$19.0 million in 2000. Marketing and sales expenses as a percentage of net revenues increased to 20% in 2001, from 18% in 2000.

         Pay television marketing and sales expenses increased U.S.$0.5 million, or 3%, to U.S.$15.8 million in 2001, from U.S.$15.3 million in 2000. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 21% in 2000 to 20% in 2001. The overall increase was primarily due to increased marketing and sales expenses as a result of higher sales volume.

         Marketing and sales expenses for broadcast television and radio increased U.S.$1.0 million, or 27%, to U.S.$4.7 million in 2001, from U.S.$3.7 million in 2000. The increase is attributable to a U.S.$0.5 million increase in marketing and sales personnel expenses, a U.S.$0.8 million increase in uncollectible accounts receivable, and U.S.$0.5 million attributable to El Metropolitano and Sarandi new operations partially offset by a decrease in expenses of U.S.$0.7 million as a result of the devaluation of the Chilean peso.

         Marketing and sales expenses for Internet and broadband represented U.S.$1.0 million, as a result of the combination transaction with El Sitio.

     CORPORATE AND ADMINISTRATION EXPENSES

         Corporate and administration expenses increased U.S.$2.3 million, or 10%, to U.S.$25.7 million in 2001 from U.S.$23.4 million in 2000. Corporate and administration expenses as a percentage of net revenues increased to 24% in 2001 from 22% in 2000.

         Corporate and administrative expense for pay television decreased U.S.$4.0 million, or 23%, to U.S.$13.2 million in 2001 from U.S.$17.2 million in 2000. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 17% in 2001 from 24% in 2000. The year-to-year decrease in corporate and administration expenses for pay television was primarily attributable to the decrease in corporate and administration expenses as a result of the merger transaction and the consolidation of corporate and administration departments. The decrease was offset by an increase of U.S.$1.1 million of infrastructure and related costs of the new operations of The Kitchen, Inc.

         Corporate and administrative expenses for broadcast television and radio remained relatively unchanged at U.S.$6.2 million in 2001 and 2000.

         In addition, U.S.$1.7 million of the increase in corporate and administration expenses consisted of Internet and broadband expenses related to the merger transaction in September of 2001, which partially offset the decrease of pay television corporate and administration expenses.

         Finally, U.S.$4.9 million of the increase was primarily attributable to an expense of U.S.$3.8 million due to the exercise of certain options as a result of the merger transaction.

     DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expenses increased U.S.$5.7 million, or 26%, to U.S.$27.3 million in 2001 from U.S.$21.6 million in 2000. Depreciation and amortization expenses as a percentage of net revenues increased to 25% in 2001 from 20% in 2000. This increase in depreciation and amortization expenses was principally due to a U.S.$3.0 million increase in amortization of certain goodwill related to our Argentine subsidiaries, U.S.$1.3 million as a result of the completion of The Kitchen, Inc. and the commencement of depreciation of the equipment, and U.S.$1.0 million as a result of the accelerated depreciation of certain accounting and information systems that will not be used in the future as a result of systems integrations.


OTHER INCOME (EXPENSE)

         Other income (expense), which principally consists of interest expense, interest income, other miscellaneous income (expenses) and foreign currency exchange loss, net, consisted of net expenses of U.S.$46.7 million in 2001 compared with net expenses of U.S.$14.9 million in 2000. This change resulted primarily from a foreign currency exchange loss of U.S.$29.6 million due to foreign exchange loss on certain U.S. dollar-denominated debt held by our Argentine subsidiary as a result of the Argentine currency devaluation which, for accounting purposes, was effective as of December 31, 2001.


SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES

         Share of loss from unconsolidated affiliates represents our proportionate share of the net income or loss of Playboy TV Latin America, The Locomotion Channel and other companies in which we have investments, as well as Playboy TV International and DMX MUSIC Latin America as a result of the combination transaction. Share of loss from unconsolidated affiliates increased to U.S.$19.1 million in 2001 from U.S.$4.9 million in 2000. The increase is due primarily to our share of the net loss of Playboy TV International which amounted to $13.4 million.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         The following table sets forth, for the periods indicated, selected financial information for our pay television and broadcast television and radio businesses:

                                                                 YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------------------
                                                     1999                                         2000
                                    -----------------------------------------------------------------------------------
                                                   BROADCAST                                    BROADCAST
                                        PAY        TELEVISION                       PAY         TELEVISION
                                    TELEVISION     AND RADIO        TOTAL        TELEVISION      AND RADIO        TOTAL
                                    ----------     ---------        -----        ----------      ---------        -----
                                                                (IN THOUSANDS OF U.S. DOLLARS)

Net revenues:
  Subscriber-based fees ......       $ 47,827        $   --       $ 47,827        $ 58,096        $    --       $  58,096
  Advertising ................          8,582         4,362         12,944           9,464         34,433          43,897
  Other ......................          7,006            --          7,006           5,393             --           5,393
                                     --------        ------       --------        --------        -------       ---------
  Total net revenues .........         63,415         4,362         67,777          72,953         34,433         107,386
                                     --------        ------       --------        --------        -------       ---------

Operating expenses:
  Product, content and
    technology ...............         27,013           991         28,004          27,705         15,527          43,232
  Marketing and sales ........         11,369           358         11,727          15,260          3,729          18,989
  Corporate and
    administration ...........         15,144           492         15,636          17,154          6,222          23,376
  Depreciation and
    amortization .............         15,237         1,096         16,333          15,088          6,539          21,627
 Merger, restructuring and
  severance ..................             --            --             --           1,000             --           1,000
                                     --------        ------       --------        --------        -------       ---------
Operating income (loss) ......       $ (5,348)       $1,425       $ (3,923)       $ (3,254)       $ 2,416       $    (838)
                                     ========        ======       ========        ========        =======       =========

NET REVENUES

         Net revenues increased U.S.$39.6 million, or 58%, to U.S.$107.4 million in 2000 from U.S.$67.8 million in 1999. Approximately 54% of net revenues in 2000 was comprised of subscriber-based revenues. For 1999 and 2000, 69% and 47% of net revenues were earned in Argentina.

         Pay television revenues increased U.S.$9.5 million, or 15%, to U.S.$72.9 million in 2000 from U.S.$63.4 million in 1999. Approximately 80% of pay television revenues in 2000 was comprised of subscriber-based fees.

         Pay television subscriber-based fees increased U.S.$10.3 million, or 22%, to U.S.$58.1 million in 2000 from U.S.$47.8 million in 1999. This increase was due primarily to a U.S.$5.9 million increase in subscriber-based fees resulting from launches of channels in new markets and expanded distribution in existing markets. The remaining increase in pay television subscriber-based fees of U.S.$4.4 million resulted from an increase in the average monthly fee per subscriber. The average monthly fee per subscriber increased to U.S.$0.11 per subscriber in 2000 from U.S.$0.10 per subscriber in 1999. The increase in the average monthly fee per subscriber resulted primarily from new sales with higher fees per subscriber.

         For 1999 and 2000, 80% and 72%, respectively, of pay television subscriber-based revenues were earned in Argentina.

         Advertising revenues increased U.S.$31.0 million, or 240%, to U.S.$43.9 million in 2000 from U.S.$12.9 million in 1999.

         Pay television advertising revenues increased U.S.$0.9 million, or 10%, to U.S.$9.5 million in 2000, from U.S.$8.6 million in 1999. The increase primarily resulted from an increase in the average rate charged for advertising.

         The increase in broadcast television and radio advertising revenues of U.S.$30.1 million was principally attributable to the contribution of the Chilean broadcast television and radio assets in February and December 1999.

         Other revenues, including programming rights, decreased U.S.$1.6 million, or 23%, to U.S.$5.4 million in 2000, from U.S.$7.0 million in 1999. The decrease is principally attributable to a decrease in the sale of programming rights to less than U.S.$0.1 million in 2000 from U.S.$0.7 million in 1999.


OPERATING EXPENSES

     PRODUCT, CONTENT AND TECHNOLOGY EXPENSES

         Product, content and technology expenses increased U.S.$15.2 million, or 54%, to U.S.$43.2 million in 2000 from U.S.$28.0 million in 1999. Product, content and technology expenses as a percentage of revenues decreased to 40% in 2000 from 41% in 1999.

         Product, content and technology expenses for pay television increased U.S.$0.7 million, or 3%, to U.S.$27.7 million in 2000 from U.S.$27.0 million in 1999. Product, content and technology expenses for pay television as a percentage of pay television revenues decreased from 43% in 1999 to 38% in 2000. The increase in these expenses resulted from increased infrastructure costs amounting to U.S.$1.0 million associated with a production facility being constructed, increased production costs amounting to U.S.$1.0 million primarily resulting from a channel acquisition in April 1999 and increased expenses for programming rights amounting to U.S.$0.9 million. These increased costs were offset by a decrease in technology expenses primarily as a result of an investment in compression equipment that allowed us to reduce satellite capacity and eliminate higher cost providers.

         Product, content and technology expenses for broadcast television and radio increased U.S.$14.5 million, to U.S.$15.5 million in 2000, from U.S.$1.0 million in 1999. The increase is attributable to the contribution of the Chilean broadcast television and radio assets in February and December 1999.

     MARKETING AND SALES EXPENSES

         Marketing and sales expenses increased U.S.$7.3 million, or 62%, to U.S.$19.0 million in 2000 from U.S.$11.7 million in 1999. Marketing and sales expenses as a percentage of net revenues increased to 18% in 2000 from 17% in 1999.

         Pay television marketing and sales expenses increased U.S.$3.9 million, or 34%, to U.S.$15.3 million in 2000, from U.S.$11.4 million in 1999. Marketing and sales expenses for pay television as a percentage of pay television revenues increased from 18% in 1999 to 21% in 2000. This increase was primarily due to:

         - an increase of U.S.$2.6 million in costs for branding and advertising campaign; and

         - an increase in marketing and sales expenses of U.S.$1.1 million due mainly to higher sales volume and marketing efforts related to the expansion into new markets and territories.

         Marketing and sales expenses for broadcast television and radio increased U.S.$3.3 million, to U.S.$3.7 million in 2000, from U.S.$0.4 million in 1999. The increase is attributable to the contribution of the Chilean broadcast television and radio assets in February and December of 1999.

     CORPORATE AND ADMINISTRATION EXPENSES

         Corporate and administration expenses increased U.S.$7.8 million, or 50%, to U.S.$23.4 million in 2000 from U.S.$15.6 million in 1999. Corporate and administration expenses as a percentage of net revenues decreased to 22% in 2000 from 23% in 1999.

         Corporate and administration expense for pay television increased U.S.$2.1 million, or 14%, to U.S.$17.2 million in 2000 from U.S.$15.1 million in 1999. Corporate and administration expenses for pay television as a percentage of pay television revenues remained unchanged at 24%. The year-to-year increase in corporate and administration expenses for pay television was primarily attributable to certain transaction and legal costs amounting to U.S.$2.3 million incurred by Ibero-American Media Partners in 2000.

         In addition, U.S.$5.7 million of the increase in corporate and administration expenses consisted of broadcast television and radio expenses related to the broadcast television and radio assets contributed in February and December 1999.

     DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expenses increased U.S.$5.3 million, or 33%, to U.S.$21.6 million in 2000 from U.S.$16.3 million in 1999. Depreciation and amortization expenses as a percentage of net revenues decreased to 20% in 2000 from 24% in 1999. This increase in depreciation and amortization expenses was principally attributable to an increase in intangible assets resulting from the contribution of the broadcast television and radio assets in February and December 1999.


OTHER INCOME (EXPENSE)

         Other income (expense), which principally consists of net interest expense, interest income, and other miscellaneous income (expenses), net, consisted of net expenses of U.S.$14.9 million in 2000 compared with net expenses of U.S.$13.1 million in 1999. This change resulted primarily from an increase in interest expense due to the incurrence of new debt.


SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES

         Share of loss from unconsolidated affiliates represents our proportionate share of the net income or loss of Playboy TV Latin America, The Locomotion Channel, and other companies in which we have investments. Share of loss from unconsolidated affiliates decreased to U.S.$4.9 million in 2000 from U.S.$6.6 million in 1999.


EFFECTS OF INFLATION

         Our assets are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the prices of products and services offered by us.


LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of liquidity and capital resources consist of our balance of cash, cash equivalents and investments, cash from operations and, to lesser degree, debt financing.

         At December 31, 2001, we had total cash and cash equivalents of U.S.$15.2 million, as compared to U.S.$18.5 at December 31, 2000.

         As of December 31, 2001, we had approximately U.S.$22.3 million in long-term debt and U.S.$90.7 million in short-term debt, as compared to U.S.$112.8 million in long-term debt and U.S.$9.5 million in short-term debt, at December 31, 2000. Our debt included U.S.$79.5 million under Imagen's 11% Senior Notes due 2005 and U.S.$27.2 million under a bank facility payable through 2005. Imagen is in default under the 11% Senior Notes due 2005 as it did not make an interest payment due on May 1, 2002. The default accelerates the maturity of the notes, and accordingly they have been classified as short-term. The indenture for the 11% Senior Notes and the bank debt agreement restrict the ability of some operating subsidiaries, among other things, to incur additional indebtedness and pay dividends.

         Cash flow provided by operating activities was U.S.$3.5 million in the twelve months ended December 31, 2001 and 2000.

         Capital expenditures of U.S.$6.3 million were made in the twelve months ended December 31, 2001 primarily in connection with the completion of The Kitchen, Inc., as well as general equipment maintenance and upgrades. Cash provided by investing activities during the twelve months ended December 31, 2001 included U.S.$4.3 million in the redemption of securities held to pay the May 2001 interest payment on Imagen Satelital's

11% Senior Notes due 2005, the sale of our share of an unconsolidated affiliate for U.S.$5.0 million, and $8.8 million of net cash incorporated with the merger transaction with El Sitio. Investments made during the year 2001 included U.S.$10.1 million in capital contributions to unconsolidated affiliates, and U.S.$5.1 million for the acquisition, of preferred shares of Playboy.com Inc.

         Cash used in financing activities during the year 2001 was U.S.$4.5 million as compared to cash provided by financing activities of U.S.$27.7 million for the year 2000. In the twelve months ended December 31, 2001 we obtained U.S.$1.6 million in loans, principally to finance the acquisition of equipment at The Kitchen, Inc. and we issued preferred shares to members of the Cisneros Group and Hicks Muse in exchange for U.S.$3.6 million in capital contributions. During the year 2001 we paid U.S.$9.7 million on principal payments under Radio Chile's syndicated credit facilities, as well as other miscellaneous debt. Our principal liquidity and capital resources requirements will include the debt service on outstanding debt, which will require principal and interest payments of approximately U.S.$103.0 million in 2002.

         We believe that our cash, cash equivalents and investments, and other working capital resources will be sufficient to meet our capital resources and liquidity requirements through 2002 provided that we are successful in refinancing Imagen's 11% Senior Notes due 2005 through the exchange offer and we are able to restructure the Playboy TV International agreements. There can be no assurance that we will be successful in our efforts to restructure our debt obligations and capital commitments to Playboy TV International in terms that are favorable to us, or that these efforts will be done in a timely manner. If we are not able to successfully restructure these obligations, we may not have enough funds available for our operation.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not Applicable


TREND INFORMATION

         The general market and similar data in this annual report relating to the media industry in Ibero America are based upon information published by or obtained from independent market research firms, in each case except as otherwise indicated. These research firms include, among others, Kagan World Media and Zenith Media. The market forecasts by the firms are based to a large extent upon assumptions, including, among others, assumptions about the growth of the pay television and broadcast television and radio industries. Although we believe that these assumptions and forecasts are reasonable, we cannot assure you that these assumptions will prove to be correct or, even if they do, that the forecasts will prove to be accurate.


GROWTH OF PAY TELEVISION SUBSCRIBERS

         Ibero America, excluding the U.S. Hispanic market, has approximately
138.2 million households. Kagan World Media estimates that approximately 116.7 million of these households have one or more television sets, with 26.3 million households, or 22.5%, receiving pay television channels. Argentina is presently the most developed pay television market in Ibero America with a 53.9% pay television penetration rate of television households and approximately 21.8% of the total pay television subscribers in Ibero America, excluding the U.S. Hispanic market. Cable markets in other countries in the region are currently at earlier stages of development, with pay television penetration rates ranging between 10% and 25%.

         We anticipate that the pay television market in Ibero America will experience significant growth in the coming years. According to Kagan World Media, Ibero America, excluding the U.S. Hispanic market, represents the fastest-growing pay television market in the world, with pay television subscribers expected to grow to 34.6 million by 2005, equivalent to a compound annual growth rate of 9%. We expect that this growth will be driven by the expansion of homes passed, increased subscriber growth at existing cable systems and the expansion of direct-to-home platforms. We anticipate that penetration rates across the region will rise to levels closer to more mature pay television markets, such as Argentina.

         The following table presents estimates for the year 2000 for the number of households, television households, homes capable of receiving pay television (which are referred to as "homes passed"), subscribers who pay to receive cable or direct to-home television (which we refer to as "pay television subscribers"), and penetration rates for selected countries and geographic regions in Ibero America:

                                                                           REST OF     ALL OF      SPAIN     ALL OF
                                                                            LATIN       LATIN       AND       IBERO
                                       ARGENTINA    BRAZIL     MEXICO      AMERICA     AMERICA   PORTUGAL   AMERICA(1)
                                       ---------    ------     ------      -------     -------   --------   ----------
                                                                (IN MILLIONS, EXCEPT PERCENTAGES)
Total households................         10.9         40.9       21.4        45.7       118.9       16.2      135.1
Television households...........         10.6         38.4       19.0        32.5       100.5       15.4      115.9
Homes passed....................         10.0         11.5        8.9        15.5        46.0        7.5       53.5
Pay television subscribers......          5.7          6.4        4.4         6.1        22.7        4.2       26.9
Penetration of pay television
    subscribers/homes passed....         57.5%        55.6%      49.5%       39.5%       49.4%      77.8%      50.3%
Penetration of pay television
    Subscribers/television\
    Households..................         53.9%        16.7%      23.3%       18.9%       22.6%      25.9%      19.9%

--------------------
(1)      Excludes U.S. Hispanic Market.

Source: Kagan World Media, Inc. 2002

         In addition to subscriber growth, Ibero America's existing cable infrastructure is being upgraded as cable providers seek to increase their revenues per subscriber by offering additional programming such as premium and pay-per-view channels, as well as services such as high-speed Internet access and cable telephony. As cable companies upgrade their existing distribution networks and install new digital systems, we expect that the demand for pay television channels will increase.


GROWTH OF ADVERTISING MARKETS

         Our businesses seek to take advantage of growth prospects of the advertising market in Ibero America, which we view as being particularly attractive for companies that offer value-added advertising services such as direct marketing capabilities through multi-media outlets with a pan-regional presence.

         The following table presents information regarding the expected growth of advertising expenditures in our markets. Estimate and projections for Argentina were made prior to the devaluation of the Argentine peso and the economic crisis in that country.

                                 PAY TELEVISION(1)            BROADCAST TELEVISION                   RADIO
                            ------------------------    ------------------------------    -----------------------------
                            2000     2003       CAGR      2000        2003        CAGR     2000       2003        CAGR
                            ----     ----       ----    -------     -------       ----    ------     ------       -----
                                 (IN MILLIONS OF U.S. DOLLARS AT CURRENT PRICES, EXCEPT PERCENTAGES)
Argentina(2)                $ 42     $ 75       21.3%   $ 1,267     $ 1,308        1.1%      240     $  247        1.0%
Mexico                        40      100       35.7%     3,129       3,350       11.6%    1,474      2,320       16.3%
Brazil                        45       63       11.9%     3,101       4,597       14.0%      235        381       17.5%
Rest of Latin America          7       45       85.9%     3,020       3,516        5.2%      415        463        3.5%
                            ----     ----       ----    -------     -------        ---    ------     ------       ----
All of Latin America         134      283       28.3%    10,517      12,771        9.4%    2,364      3,411       13.0%
Spain and Portugal            45      154       50.7%     3,149       4,044        8.7%      578        703        6.7%
                            ----     ----       ----    -------     -------        ---    ------     ------       ----
All of Ibero America(3)     $179     $437       34.7%   $13,666     $16,815        9.2%   $2,942     $4,114       11.8%

-------------------------
(1)      Based on management estimates.
(2) Projections made prior to devaluation of the Argentine peso and the economic crisis in Argentina.
(3)      Excludes U.S. Hispanic market.

Source: Zenith Media

         Broadcast television and radio represent the most significant portion of advertising expenditures in Ibero America. According to Zenith Media, broadcast television and radio in Ibero America are expected to grow at a compound annual growth rate of 9.2% and 11.8%, respectively, from 2000 to 2003. Currently, pay television accounts for 1.3% of broadcast television advertising in Ibero America, partially due to the early stages of the cable industry in the region and the limited availability of rating systems. However, as the pay television market develops, our management estimates the pay television advertising market in Latin America will grow as a percentage of broadcast television advertising, at a compound annual growth rate of 24.0%, or over twice as rapidly as broadcast television and radio advertising.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table presents the names of our members of the board of directors as of June 1, 2002, their ages, the date each member accepted office and the date of expiration of their current term:

                                                     CURRENT POSITION                 TERM
              NAME                    AGE               HELD SINCE                 EXPIRATION
  ---------------------               ---           ------------------             ----------
  Roberto Vivo-Chaneton               48            September 21, 2001                2003
  Carlos Bardasano                    57            September 21, 2001                2003
  Eric C. Neuman                      57            September 21, 2001                2003
  Ana Teresa Arismendi                36                April 30, 2002                2003
  Frank Feather                       59            September 21, 2001                2003
  John A. Gavin                       71            September 21, 2001                2003
  Gabriel Montoya                     33                April 30, 2002                2003
  Jose Antonio Rios                   56            September 21, 2001                2003
  Emilio Romano                       37             November 12, 2001                2003
  Charles W. Tate                     57            September 21, 2001                2003
  Ricardo Verdaguer                   51            September 21, 2001                2003
  Luis Villanueva                     45                April 30, 2002                2003

         Mr. Vivo-Chaneton is the chairman of the board of directors and Messrs. Bardasano and Neuman are vice chairmen of the board of directors.

         Each member of the board of directors serves for a period ending at each annual meeting of our shareholders, which generally will be held in May of each year.

EXECUTIVE OFFICERS

         The following table sets forth the names of each of our and our subsidiaries' executive officers as of June 1, 2002, their ages, the position they hold in Claxson and the date of employment in said position:

                                                                                                 CURRENT POSITION
        NAME                    AGE                        POSITION                                HELD SINCE
-----------------------         ---    -------------------------------------------------        ------------------
Roberto Vivo-Chaneton            48    Chairman of the Board and Chief Executive Officer        September 21, 2001
Ralph Haiek                      45    Chief Operating Officer - Pay Television                 September 21, 2001
Jaime Vega de Kuyper             60    Chief Operating Officer - Broadcast Operations           September 21, 2001
Jose Antonio Ituarte             42    Chief Financial Officer                                     January 1, 2002
Roberto Cibrian-Campoy           42    Executive Vice President - Broadband and Internet        September 21, 2001
Elisabet Blanco                  31    Chief Affiliate Sales Officer                            September 21, 2001
Amaya Ariztoy                    33    General Counsel                                          September 21, 2001
Mariano Varela                   34    Senior Vice President - Advertising Sales and               January 1, 2002
                                           Marketing

         Executive officers are appointed by, and serve at the discretion of, our board of directors.

     BIOGRAPHICAL INFORMATION

         The following sets forth certain biographical information on each member of our board of directors:

         ROBERTO VIVO-CHANETON is our chairman of the board and chief executive officer. Mr. Vivo-Chaneton was El Sitio's co-founder and served as chairman of El Sitio's board of directors from inception. Mr. Vivo-Chaneton was one of the founders of, and since 1988 has served as a director and deputy chief executive officer of, IMPSAT Fiber

Networks, Inc., a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America. Mr. Vivo-Chaneton holds degrees in Business Administration from Universidad Argentina de la Empresa and Macroeconomics from Instituto Torcuato di Tella, both in Buenos Aires, Argentina.

         CARLOS BARDASANO is a director and vice chairman of the board of directors. Mr. Bardasano joined the Cisneros Group of Companies 35 years ago. Mr. Bardasano is vice president of the Cisneros Group of Companies, and president and chief executive officer of Venevision Continental S.A. Mr. Bardasano served as president of the Venevision Television Network from 1993 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Master of Business Administration degree from Universidad Central de Venezuela.

         ERIC C. NEUMAN is a director and vice chairman of the board of directors. Mr. Neuman has been a partner of Hicks Muse since January 2001 and principal of Hicks Muse from March 1999 to December 2000. Between June 1998 and March 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and serves on the boards of directors of Cablevision, Digital Latin America, and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Master of Business Administration degree from the J.L. Kellogg Graduate School of Management, Northwestern University.

         ANA TERESA ARISMENDI is a director. Ms. Arismendi is currently managing director at the Cisneros Group of Companies. Previously, she was senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organizacion Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela.

         FRANK FEATHER is a director. Mr. Feather is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting on future trends to national governments and global corporations. Mr. Feather has written several books, the most recent of which is Future Consumer.Com: The Webolution of Shopping to 2010. He serves as editor-at-large of "NetStyle" magazine. Mr. Feather holds a Bachelor degree and a Master of Business Administration degree from York University in Toronto, Canada.

         JOHN A. GAVIN is a director. Ambassador Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was Vice President of Atlantic Richfield Company and President of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the Founder and Chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of Apex Mortgage Capital, International Wire Holdings, The Hotchkis & Wiley Funds, and The TCW Galileo Funds. Ambassador Gavin received his B.A. in Economic History of Latin America from Stanford University.

         GABRIEL MONTOYA is a director. Mr. Montoya is managing director, assistant to the president, at Cisneros Group of Companies. Prior to his current position, Mr. Montoya was director of new business development at Cisneros Television Group. Previously, Mr. Montoya was corporate finance manager at Cisneros Group in Caracas, Venezuela. Before joining Cisneros Group, he was financial advisor at Fondo de Garantia de Depositos y Proteccion Bancaria (FOGADE) - (U.S. FDIC Equivalent) and project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelors degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela and a Master of Business Administration degree from the Instituto de Estudios Superiores de Administracion (IESA) in Caracas, Venezuela. Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the "Finance for Lawyers" seminar at Universidad Catolica Andres Bello, Caracas, Venezuela.

         JOSE ANTONIO RIOS is a director. Mr. Rios is president of Global Crossing for Latin America and the Caribbean. Mr. Rios also serves as senior vice president of Global Crossing Ltd. Prior to joining Global Crossing, Mr. Rios served as president and chief executive officer of Telefonica Media. Additionally, Mr. Rios was one of seven members of the corporate executive committee of Telefonica S.A. and a corporate general director. He also has served on the boards of over 30 companies within the Telefonica group. Mr. Rios is the chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Rios was the founding president and chief executive officer of Galaxy Latin America(TM), where he was responsible for the planning, development, and launch of DIRECTV(TM). Mr. Rios previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Rios holds a Bachelor degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela.

         EMILIO ROMANO is a director. Mr. Romano is an entrepreneur in the field of Spanish media. In 2001, he co-founded Border Group, LLC. He serves as an advisor to several entertainment and media companies and is a member of the board of directors of Princeton Video Image, Inc. (Nasdaq:PVII), a global leader in virtual advertising solutions for television. Mr. Romano is also a partner at the law firm of Gonzalez, Luna y Perez de Acha, S.C., a legal advisory firm in Mexico. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa's operations outside Mexico, as well as co-managing Cablevision, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including general director of revenue policy and federal fiscal attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

         CHARLES W. TATE is a director. Mr. Tate has been a partner of Hicks Muse since 1991. Prior to joining Hicks Muse, Mr. Tate was at Morgan Stanley & Co. for 19 years, for most of that time in that firm's mergers and acquisitions department, and for the last two-and-a-half years as a managing director in its merchant banking area. Before joining Morgan Stanley, Mr. Tate was employed by the Bank of America in New York from 1968 to 1971. Mr. Tate serves as a director of International Outdoor Advertising Holdings Company; International Seed Holdings ApS; Venezuela Cable Service Holdings, Limited; Mahendra Hybrid Seeds Limited; Stoneville Pedigreed Seed Company; The Roaring Fork Club Advisory Board; Vidrio Formas, S.A. de C.V.; Grupo Minsa, S.A. de C.V.; Almacenadora Mercader, S.A. and Fomento e Ingenieria en Comercializacion, S.A. de C.V. Mr. Tate is also a director and chairman of the board of International Wire Group, Inc. Mr. Tate holds a Bachelor of Business Administration degree from The University of Texas and a Master of Business Administration degree from the Columbia University Graduate School of Business.

         RICARDO VERDAGUER is a director. Mr. Verdaguer has served as a director of El Sitio since July 1997 and as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporacion IMPSA S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds an engineering degree from Universidad Juan Agustin Mazza in Mendoza, Argentina.

         LUIS VILLANUEVA is a director. Mr. Villanueva has been with the Cisneros Group of Companies since November 1982. In almost two decades of service at the Cisneros Group, Mr. Villanueva has held several key positions within the organization. He began his career with the Cisneros Group as an associate to the corporate treasury VP and then became corporate treasurer for the systems division. Mr. Villanueva was treasurer for the affiliated companies and corporate treasurer for the systems division of Summa Corporation, a subsidiary of the Cisneros Group. In 1987, Mr. Villanueva was treasury manager and vice president/general manager associate at the Venevision Television Network, in Caracas, Venezuela. In 1994, he was appointed finance vice president and later corporate finance & development executive vice president for the Cisneros Group. Mr. Villanueva was transferred as president of Venevision de Chile in February 1997, a position he held concurrently with his current position as president of Venevision International Productions LLC, until March 1999. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela.

         The following sets forth certain biographical information on certain of our executive officers:

         RALPH HAIEK is our chief operating officer-pay television. Previously, Mr. Haiek was the chief operating officer of the Cisneros Television Group, where he was in charge of new channel development, affiliate and advertising sales, programming and production, and marketing and research. Prior to accepting this position, Mr. Haiek served as the senior vice president and general manager of CTG Music and previously had been the chief creative officer for the Cisneros Television Group. Prior to working with the Cisneros Television Group, Mr. Haiek founded MuchMusic in Argentina and Promax Latino. Mr. Haiek is a member of Playboy TV International's board of directors and a member of the Latin Academy of Recording Arts and Sciences, Inc.

         JAIME VEGA DE KUYPER is our chief operating officer-broadcast operations. Mr. Vega has served as chief executive officer of Radio Chile since the company began operating in July 1998. In December, 1999, Mr. Vega also became responsible for the operations of Chilevision. Mr. Vega is one of the founders of Pudahuel FM where he spent sixteen years as chief executive officer and sales and marketing officer from 1982 through 1998. Under Mr. Vega's leadership, Pudahuel became the most successful radio station in Chile in terms of stable positioning, as the station has consistently ranked third or better among women for the past ten years. Mr. Vega is responsible for the broadcast television and radio businesses' relationship with the largest advertisers.

         JOSE ANTONIO ITUARTE is our chief financial officer. Prior to this position, Mr. Ituarte had served as Claxson's chief staff officer, chief operating officer and general manager and chief financial officer at Ibero American Media Holdings Chile, one of our current subsidiaries. Before joining Ibero American, Mr. Ituarte spent almost a decade at Radio Pudahuel FM as strategic consultant and information technology specialist. Prior to that, he acted as consulting director for KPMG Peat Marwick. Additionally, Mr. Ituarte is a founding partner of ITC Consultores, a consulting firm that provides services to financial institutions, public service enterprises, and educational institutions. Mr. Ituarte holds a Bachelors degree in Computer Engineering with a Masters of Business Administration from Universidad Adolfo Ibanez in Chile.

         ROBERTO CIBRIAN-CAMPOY is our executive vice president - broadband and Internet. Mr. Cibrian-Campoy was El Sitio's co-founder and served as the chief executive officer, president and a director of El Sitio from inception. In 1992, Mr. Cibrian-Campoy founded and served as president of Cibrian-Campoy Creativos, S.A., a producer of computer animation and developer of multimedia projects. From 1989 to 1992, Mr. Cibrian-Campoy served as advisor to the Minister of Culture and Education of Argentina. From 1982 to 1989, Mr. Cibrian-Campoy was an architect at his own firm and a designer with a leading Buenos Aires architecture firm. Mr. Cibrian-Campoy holds a degree in Architecture from the Universidad de Belgrano in Buenos Aires, Argentina.

         ELISABET BLANCO is our chief affiliate sales officer. Ms. Blanco has served as affiliate sales officer for Imagen Satelital and Cisneros Television Group from March 1991 until April 1996. From May 1996 until September 1998, Ms. Blanco was responsible for affiliate sales at MTV Networks Latin America. In October 1998, Ms. Blanco returned to Imagen and Cisneros Television Group and has been the chief affiliate sales officer as of said date. Prior to 1991, Ms. Blanco held sales positions at Eco Noticias, S.R.L. and Producciones Telecinema S.A., both of which are representatives in Argentina for Televisa.

         AMAYA ARIZTOY is our general counsel. Ms. Ariztoy has served as vice president of legal and business affairs for Cisneros Television Group since 1998. Ms. Ariztoy also manages and oversees corporate legal matters with channel partners, affiliates and advertisers. Ms. Ariztoy has worked in several areas within the Cisneros Group of Companies, including the Venezuelan-based broadcast television station, Venevision, and DirectTV/Venezuela. Ms. Ariztoy holds a law degree from the School of Law of Universidad Catolica Andres Bello in Caracas, Venezuela.

         MARIANO VARELA is our senior vice president of advertising sales and marketing. Before taking this position, Mr. Varela was Claxson's vice president of corporate marketing, after the merger transaction. Previously, Mr. Varela held the position of vice president of marketing at El Sitio, where he developed strategic marketing initiatives, including the creation of a global brand identity of El Sitio as a provider of content for Portuguese and Spanish-speaking users. Before joining El Sitio, Mr. Varela was Leo Burnett worldwide's director of customer services. Mr. Varela has also worked as an account manager for Young & Rubicam and as an account executive for Marcet, Dreyfus y Asociados. Mr. Varela holds a degree in Communications Sciences from Universidad del Salvador, Argentina.

         B.       COMPENSATION

         We expect that directors who also are full-time employees will not receive additional compensation for their service as directors. Each non-employee director will receive annual compensation for service on our board of directors in the amount of $40,000, payable quarterly plus reimbursement of out-of-pocket expenses incurred in connection with our board of director meetings.

         The aggregate amount of compensation paid to our eight executive officers as a group was approximately U.S.$2,725,972 for the year ended December 31, 2001. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.


OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES


2001 SHARE INCENTIVE PLAN

         We have adopted the 2001 Share Incentive Plan, which is referred to herein as the "2001 share incentive plan" or "plan". The plan is intended to remain in effect until 2011. The following description summarizes the material terms of the plan, but is qualified in its entirety by reference to the full text of the plan.


     ADMINISTRATION

         The 2001 share incentive plan is administered by our compensation committee. The plan provides for the grant of both non-qualified and incentive share options and for the grant of restricted shares. Incentive share options are share options that satisfy the requirements of Section 422 of the U.S. Internal Revenue Code of 1986. Non-qualified share options are share options that do not satisfy the requirements of Section 422 of the U.S. Internal Revenue Code. Share options will be granted by the compensation committee. Restricted shares will be granted by our board of directors.

         Some grants of share options and restricted shares may be made by a subcommittee of the compensation committee in order to satisfy certain tax requirements that must be complied with in order for us to avoid the loss of any U.S. federal income tax deduction.


     SHARES SUBJECT TO PLAN

         The 2001 share incentive plan provides that the maximum number of Class A common shares available for grant under the plan is 930,000. The 2001 plan provides that no single participant may be granted share options covering in excess of 85,000 Class A common shares in any fiscal year, except that Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, has received an initial grant of share options covering 185,338 Class A common shares. The number of Class A common shares subject to these limits, as well as the number and kind of shares subject to outstanding awards, may be adjusted by the compensation committee or by our board of directors in the event of any change in corporate capitalization.


     SHARE OPTIONS

         All share options granted under the 2001 share incentive plan must be evidenced by, and subject to the terms of, a written award agreement. Unless otherwise provided by the compensation committee in an award agreement, the term of share options granted under the plan will be ten years. Unless otherwise provided by the compensation committee in the applicable award agreement, share options will vest in three annual installments of 30%, 30% and 40%. Share options will have an exercise price per Class A common share equal to the fair market value of each share on the date of grant.

         Under the 2001 share incentive plan, unvested share options held by a participant will generally expire upon termination of that participant's employment. If termination is due to death, the optionee's estate will have one year to exercise vested share options, unless the compensation committee provides otherwise in the applicable award agreement. If termination results from retirement or disability, the optionee will have two years to exercise vested share options, unless the compensation committee provides otherwise in the applicable award agreement. If termination is for cause, no share options will thereafter be exercisable, unless the compensation committee provides otherwise in the applicable award agreement. Upon termination for a reason other than death, disability, retirement or cause, vested share options will remain exercisable for six months, unless the compensation committee provides otherwise in the applicable award agreement. Unless the compensation committee provides otherwise in the applicable award agreement, if a participant dies during, and within one year immediately preceding the conclusion of, a post-termination exercise period, the participant's estate will be permitted to exercise share options until the earlier of the first anniversary of the date of death or the expiration of the stated term of the share option, even if such date is later than the end of the initial post-termination exercise period.

         A participant exercising a share option may pay the exercise price in cash or, if approved by the compensation committee, with previously acquired Class A common shares or in a combination of cash and Class A common shares. However, Class A common shares may be used for this purpose only if they have been held by the participant for at least six months prior to the time of exercise or if they were purchased by the participant on the open market. The compensation committee, in its discretion, may allow the cashless exercise of share options or may permit the exercise price to be satisfied through the withholding of Class A common shares subject to the portion of the share option being exercised. Upon receipt of a notice of exercise of a share option, the compensation committee may, in its discretion, choose to cash out such share option by providing the participant with cash or with Class A common shares equal in value to the product of (1) the difference in value between the fair market value of a Class A common share and the exercise price of such share option times (2) the number of shares for which the share option would have been exercised.

         Unless otherwise provided by the board of directors, share options will be nontransferable other than by will or the laws of descent and distribution.

         The compensation committee may establish procedures pursuant to which participants may defer the receipt of the Class A common shares subject to a share option exercise.


     RESTRICTED SHARES

         Restricted shares may be granted under the 2001 share incentive plan subject to performance goals or service requirements. Prior to the lapse of restrictions, a participant may not sell, assign, transfer, pledge or otherwise encumber restricted shares, although a participant may pledge restricted shares as security for a loan, the sole purpose of which is to provide funds for the purchase of share options under the plan. Prior to the lapse of restrictions, any certificate issued with respect to restricted shares must contain a legend noting that the shares are restricted. Generally, all restricted shares will be forfeited if a participant terminates employment prior to the lapse of restrictions. However, our board of directors shall have the discretion to waive the restrictions with respect to a participant who is terminating employment.

         Participants will be entitled to vote their restricted shares and to receive dividends upon their restricted shares. However, our board of directors may provide in an award agreement that any such dividends will themselves be invested in restricted shares.

         All restricted shares granted under the plan must be evidenced by, and subject to the terms of, a written award agreement.


     CHANGE IN CONTROL

         If a change in control occurs, any option that is not then exercisable and vested will become fully exercisable and vested and restrictions on all restricted shares will lapse. In addition, the board of directors will have the power to make any additional adjustments to outstanding awards that it deems appropriate, including, without limitation, the power to make cash payments in cancellation of outstanding awards, and the power to issue a substitute award in place of outstanding awards. A change in control will occur generally upon any of the following events:

         - any acquisition by a person, other than a member or affiliate of the Cisneros Group, an affiliate of Hicks Muse or an affiliate of the El Sitio founders, of more than 50% of our outstanding share capital or voting securities, in each case subject to specified exceptions;

         - a change in the majority of the members of the board of directors, unless approved by the incumbent directors;

         - the consummation of certain mergers or restructurings, or certain sales of all or substantially all of our assets; or

         - approval by our shareholders of a liquidation, dissolution or sale of substantially all of our assets.


     AMENDMENTS

         The board of directors may at any time amend or terminate the 2001 share incentive plan and may amend the terms of any outstanding option or other award, except that no termination or amendment may materially and adversely impair the rights of participants as they relate to outstanding options or awards. However, no amendment to the plan will be made without the approval of our shareholders to the extent approval is required by applicable law or rule of The Nasdaq National Market or other stock exchange on which the Class A common shares may be listed or traded.


GRANT OF STOCK OPTIONS

         On January 17, 2002, the compensation committee authorized the grant of the following stock options under the 2001 Share Incentive Plan to executive officers and certain consultants, as follows:

             MANAGER           BUSINESS          STOCK OPTIONS
  -----------------------      --------          -------------
  Roberto Vivo                 Corporate            185,338
  Jaime Vega de Kuyper         Broadcast             47,500
  Ralph Haiek                  Pay TV                85,000
  Roberto Cibrian Campoy       Broadband             27,800
  Jose Antonio Ituarte         Corporate             60,000
  Elisabet Blanco              Pay TV                27,800
  Mariano Varela               Pay TV                 9,500
  Jose Maria Bustamante        Corporate              9,500
  Amaya Ariztoy                Corporate              9,500
  Alfredo Richard              Corporate              4,600
  Leandro Feliz Anon           Consultant            27,800
  Benjamin Moody*                                    19,511

* As per employment separation and post employment consulting agreement.

         The exercise price authorized by the compensation committee is the average of the closing price for the five-day trading period beginning on January 17, 2002, which was U.S.$0.74. No applicable award agreement has been entered into with the executive officers and consultants noted above as of this date.


GRANT OF RESTRICTED SHARES TO CISNEROS TELEVISION GROUP EMPLOYEES

         On January 17, 2001, we granted approximately 50,000 restricted Class A common shares to employees of the Cisneros Television Group and its affiliates, which 50% vested upon the consummation of the merger transaction and the remaining 50% vested six months following the consummation of the merger transaction on March 2002. These shares were issued in connection with the consummation of the merger transaction.

         C.       BOARD PRACTICES

     DIRECTORS

         See Item 6, Section A "Directors and Senior Management."

     MEMBERS

         See Item 6, Section A "Directors and Senior Management."

     BENEFITS UPON TERMINATION OF EMPLOYMENT

         Except for an employment agreement with Roberto Vivo-Chaneton (as detailed below) no other director has an employment or service agreement with us or any of our subsidiaries.

         Mr. Vivo-Chaneton, our chief executive officer, is based in Argentina. Under the terms of the employment agreement with Claxson, upon termination of employment without cause or by Mr. Vivo-Chaneton with good reason, Mr. Vivo-Chaneton will receive all earned, but unpaid, salary, bonus, including the greater of a pro rated target bonus or the guaranteed minimum bonus for the year of termination, and continued benefits. In addition, Mr. Vivo-Chaneton will receive a cash severance package equal to his base salary and target bonus for the balance of the employment term plus one year's base salary and target bonus, not to exceed 200% of annual base salary and annual target bonus. Mr. Vivo-Chaneton will also receive accelerated vesting of one-half of his unvested options, with all his vested options being exercisable for one year following such termination.

         Upon termination of employment due to the non-renewal of the employment agreement by us, Mr. Vivo-Chaneton will receive a lump sum amount in cash equal to one year's base salary plus a target bonus of 100% of the base salary, with vested share options remaining exercisable for a period of one year following such non-renewal. While employed and for a period of one year thereafter, Mr. Vivo-Chaneton will not compete with us or our subsidiaries. In the event of a future change in control, Mr. Vivo-Chaneton's share options will become immediately vested and fully exercisable for the balance of the ten-year term of these options, except that if company performance targets have not been met at the time of the change in control, the options will be exercisable for a period of one year following the change in control, or such longer period as Mr. Vivo-Chaneton and the board of directors may agree.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our board of directors has standing audit, compensation and executive committees.

         EXECUTIVE COMMITTEE

         The executive committee consists of Roberto Vivo-Chaneton, Carlos Bardasano and Eric C. Neuman. The executive committee serves at the pleasure of the board of directors and has such powers, authority and duties as the board of directors may designate. Meetings of the executive committee are the forum in which our chairman of the board and chief executive officer share, discuss and review with the members of the committee, among other things, the following:

         -        strategic initiatives;

         -        material transactions and matters; and

         - matters to be presented to the full board of directors and board committees; and such other matters as the board of directors may determine from time to time.

The executive committee consist of three members as follows: (i) the chairman of the board and chief executive officer, (ii) one member appointed by Class C directors (directors elected by holders of the Class C common shares) and (iii) one member appointed by the Class H directors (directors elected by holders of the Class H common shares). All matters submitted to the executive committee must be decided by a unanimous vote of the members of the committee. In the event that a unanimous vote is not reached with respect to a material matter, then two of the members of the executive committee, acting jointly, may refer such matter to the board of directors.

         AUDIT COMMITTEE

         The audit committee consists of Frank Feather, Jose Antonio Rios and Emilio Romano, the three independent directors. The audit committee:

         - makes recommendations to the board of directors regarding the selection of independent auditors;

         - reviews the results and scope of the audit and other services provided by our independent auditors;

         -        reviews our financial statements;

         -        reviews and evaluates our internal control functions; and

         -        review and approve all related party transactions.

The members of the committee are elected by our board of directors following each annual meeting of shareholders and will serve until their successors are duly elected and qualified or until their earlier resignation or removal.

         COMPENSATION COMMITTEE

         We have appointed a compensation committee with a majority of the members being independent directors. The members of the compensation committee consist of Messrs. Feather, Rios and Romano, the three independent directors, and Messrs. Bardasano and Neuman. The compensation committee makes recommendations to the board of directors regarding the following matters:

         -        executive compensation;

         - salaries and incentive compensation for our employees and consultants; and

         -        the administration of our share option plans.

The members of the committee are elected by the board of directors following each annual meeting of shareholders and will serve until their successors are duly elected and qualified or until their earlier resignation or removal. The committee will be comprised of at least two independent directors. All matters submitted to the compensation committee must be decided by a majority of the members of the committee present at a duly held and convened meeting.

         D.       EMPLOYEES

         As of December 31, 2001, our consolidated businesses had an aggregate of 1,087 full-time employees. Our wholly owned pay television business had 439 full-time employees, of whom 85 worked in our Miami offices, 323 in our Buenos Aires offices, and 31 employees in our Mexico, Spain, Bahamas and Brazil offices. Our broadcast business had 560 full-time employees as of the same date, of whom 232 worked for Radio Chile, 201 worked for Chilevision, 72 worked for El Metropolitano and 55 worked for the Sarandi Radio Group. Of the 560 employees of our broadcast radio and television businesses, 505 worked in our Chile offices and 55 worked in our Uruguay offices.

         At December 31, 2001, our Internet and broadband business had 93 full-time employees. Of these employees, 75 were employed in product, content and technology, 2 in sales and marketing, 2 in corporate and administration, and 14 in connectivity services. After the restructuring of our Internet businesses in February and March 2002, the number of employees in our Internet and broadband business was reduced to 26 full-time employees as of May 1, 2002.

         As of December 31, 2001, our joint ventures had an aggregate of 98 full-time employees, of whom 6 worked at AEI Music Latin America, 15 at the Locomotion Channel, 1 at the ARTISTdirect joint venture, 8 at Playboy TV Latin America and 68 at Playboy TV International.

         At December 31, 2001, our executive offices, comprised of the office of the chairman of the board and chief executive officer and the chief financial officer, had 9 full-time employees.

         Our employees work in a variety of departments, including programming and production, sales and marketing, creative, engineering and operations, and finance and administration. From time to time, we employ independent contractors to support our production, creative, talent and technical departments.

         Chilevision is party to a collective bargaining agreement with two unions: the Sindicato de Empresa Chilevision, S.A. and the Sindicato Nacional de Trabajadores No. 2 de los Departamentos de Prensa y Administracion RTU. Approximately 165 of Chilevision's employees are represented by these unions and a total of 193 employees are covered by the collective bargaining agreement. The employees covered by the collective bargaining agreement are at-will employees and occupy non-managerial positions in various areas of Chilevision. The collective agreement with the Chilean unions will expire on August 31, 2002. The parties will negotiate the new terms and conditions of the two-year renewal of the Collective Agreement at least one month prior to its expiration.

         Our subsidiary, Canal Joven S.A., which operates the MuchMusic channel in Argentina, is party to a statutory collective bargaining agreement, the terms of which are set forth in the National Collective Bargaining Agreement No. 131/75 (Convencion Colectiva de Trabajo Nacional No. 131/75). Approximately 48 of Canal Joven's employees are represented by the Argentine Television Union (Sindicato Argentino de Television) and are covered by the statutory collective bargaining agreement. Since the agreement is statutory, it will continue to be in effect until either Canal Joven or the union decide to terminate it, in which case the parties would need to negotiate a private collective bargaining agreement.

         Imagen, the operator of the Space, I.Sat, FTV, Venus, Infinito and Uniseries channels, has opted to negotiate a private collective bargaining agreement with the union representing its employees rather than adopt the terms of the statutory collective bargaining agreement set by Argentine law. Imagen has been conducting negotiations with the union and expects to finalize a private collective bargaining agreement during 2002.

         We believe that our relations with our employees are generally good.

         E.       SHARE OWNERSHIP

         See Item 6, Section B "Compensation" and Item 7, Section A "Major Shareholders."

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

     OWNERSHIP OF MAJOR SHAREHOLDERS

         The following table presents, as of June 1, 2002, the beneficial ownership of our Class A common shares and preferred shares by:

         - each person or entity which, to our knowledge, owns beneficially more than 5% of the outstanding Class A common shares;

         -        each of our directors and executive officers; and

         -        all of our directors and executive officers as a group.

         Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their Class A common shares, except to the extent applicable law gives spouses shared authority.

                                                      NUMBER OF      PERCENTAGE OF      NUMBER OF       PERCENTAGE OF
                                                   CLASS A COMMON    CLASS A COMMON     PREFERRED         PREFERRED
                BENEFICIAL OWNER                       SHARES        SHARES (%)(1)        SHARES          SHARES (%)
----------------------------------------------     --------------    --------------     ---------       -------------
1945 Carlton Investments LLC(2)...............         4,499,769          24.3%         4,200,000            28.0%
1947 Carlyle Investments LLC(3)...............         4,499,769          24.3          4,200,000            28.0
Ricardo J. Cisneros(4)........................         4,499,769          24.3          4,200,000            28.0
Gustavo A. Cisneros(5)........................         4,499,769          24.3          4,200,000            28.0
Hicks, Muse(6)................................         6,492,505          35.0          6,600,000            44.0
Thomas O. Hicks(6)............................         6,492,505          35.0          6,600,000            44.0
Charles W. Tate(7)............................               508             *
IMPSAT Fiber Networks, Inc....................           614,123           3.3
Roberto Vivo-Chaneton(8)......................         1,140,064           6.1
Carlos Bardasano..............................                --             *
Eric C. Neuman(9).............................            15,032             *
Ana Teresa Arismendi..........................               465             *
Gabriel Montoya...............................               865             *
John A. Gavin.................................                --             *
Ricardo Verdaguer(10).........................           745,855           4.0
Frank Feather.................................                --             *
Jose Antonio Rios.............................                --             *
Emilio Romano.................................                --             *
Luis Villanueva...............................                --             *
Ralph Haiek(11)...............................             7,400             *
Jaime Vega de Kuyper..........................                --             *
Jose Antonio Ituarte..........................                --             *
Roberto Cibrian-Campoy(12)....................           181,801           1.0
Elisabet Blanco...............................             2,400             *
Amaya Ariztoy(13).............................               865             *
Mariano Varela................................             1,800             *
All directors and executive officers as a group
   (18 persons)...............................         1,482,932           8.0%


-------------------------
*        indicates less than 1%
(1) Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.
(2) Excludes 4,499,769 Class A common shares and 4,200,000 preferred shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo
         A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group.
(3) Excludes 4,499,769 Class A common shares and 4,200,000 preferred shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group.
(4) Includes 4,499,769 Class A common shares and 4,200,000 preferred shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.
(5) Includes 4,499,769 Class A common shares and 4,200,000 preferred shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.
(6)      Includes:

                  - 5,319,131 Class A common shares and 5,407,872 preferred shares held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

                  - 965,721 Class A common shares and 981,832 preferred shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

                  - 206,845 Class A common shares and 210,296 preferred shares held of record by HMLA 1-SBS Coinvestors, L.P.; and

                  -        807 Class A common shares held of record by Mr.
                           Hicks.

         Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A common shares and preferred shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1--SBS Coinvestors, L.P. John R. Muse, Charles W. Tate, Jack D. Furst, Dan H. Blanks, Eric
         C. Neuman, Peter Brodsky and Lyndon Lea are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A common shares and preferred shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1-SBS Coinvestors, L.P. Does not reflect receipt of 118,760 Class A common shares by an affiliate of Hicks Muse in connection with the Dgolpe transaction. See Item 7, Section B, "Related Party Transaction." Each of Messrs. Hicks, Muse, Tate, Furst, Blanks, Neuman, Brodsky and Lea disclaims the existence of a group and disclaims beneficial ownership of Class A common shares and preferred shares not owned of record by him.

(7) Consists of Class A common shares held directly by Mr. Tate. Mr. Tate is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owners of Class A common shares and preferred shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Mr. Tate disclaims the existence of a group and disclaims beneficial ownership of Class A shares and preferred shares not owned of record by him.

(8) Includes 473,691 Class A common shares owned by Militello Limited of which Roberto Vivo-Chaneton has a controlling interest. Also includes 614,123 Class A common shares owned by IMPSAT Fiber Networks, Inc., of which Mr. Vivo-Chaneton is a director. In addition, includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc. and Sarandi Comunicaciones S.A. Includes 46,000 Class A common shares issuable under options granted to Mr. Vivo-Chaneton under El Sitio's 1999 share option plan which are currently exercisable.

(9) Consists of Class A common shares held directly by Mr. Neuman. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of

         Class A common shares and preferred shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Mr. Neumann disclaims the existence of a group and disclaims beneficial ownership of Class A shares and preferred shares not owned of record by him.

(10) Includes beneficial ownership of 131,732 Class A common shares attributable to Richard Verdaguer as a result of his controlling interest in Tower Plus International. Also includes 614,123 shares owned by IMPSAT Fiber Networks, Inc. attributable to Mr. Verdaguer as a result of his affiliation with IMPSAT Fiber Networks, Inc. Mr. Verdaguer disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc.

(11) Excludes 13,000 Class A common shares owned by Mr. Haiek's spouse. Mr. Haiek disclaims beneficial ownership of all Class A common shares held by Mr. Haiek's spouse.

(12) Includes 79,236 Class A common shares held through RC Limited, which is wholly owned by Roberto Cibrian-Campoy and his wife. Includes 91,000 Class A common shares issuable under options granted to Mr. Cibrian-Campoy under El Sitio's 1999 share option plan which are currently exercisable or will become exercisable upon completion of the transaction, but excludes 5,000 options which will not become exercisable until 180 days after completion of the transaction.

         VOTING

         See Item 10, Section B "Memorandum and Articles of Association".

         B.       RELATED PARTY TRANSACTIONS

         The following discussion presents related party transactions involving Claxson, 1945 Carlton/1947 Carlyle (Cisneros Group), Hicks Muse and/or El Sitio, including their respective affiliates.

         In September 1999, Claxson's predecessor, Ibero-American Media Partners, entered into several affiliation agreements with DirecTV Latin America for channel distribution in Latin America. Members of the Cisneros Group of Companies own approximately 21% of DirecTV Latin America. The channels currently distributed by DirecTV Latin America on a pan-regional basis are: Locomotion, Playboy TV, The Hot Network (formerly known as Spice and Adultvision), Venus, Infinito, MuchMusic, the DMX MUSIC Latin America channels, Cl@se and HTV. DirecTV Latin America also distributes the following channels exclusively in
Argentina: Space, I.Sat, Uniseries, Jupiter and Cronica TV. DirecTV distributes these channels, other than Cronica TV, on an exclusive basis so that those channels may not be licensed to other direct-to-home distributors in Argentina. DirecTV Latin America pays an additional fee for exclusivity in Argentina. On January 1, 2002, Jupiter was replaced by FTV which has a panregional distribution with DirecTV. All existing affiliation agreements with DirecTV Latin America (except those relating to Playboy TV and The Hot Network) will expire on December 31, 2003. The Playboy TV and the Hot Network affiliation agreements expired in September 2001. We have continued to operate in the normal course of business under the terms of the affiliation agreements with Playboy TV and The Hot Network. We are, however, currently negotiating an extension of the affiliation agreements until December 31, 2004, as well as negotiating certain commercial terms, such as the distribution of a pay-per-view and monthly subscription basis, and a reduction of the revenue split to be received by those channels.

         A subsidiary of Claxson is the exclusive affiliate sales representative of Venevision Continental, a pay television channel that is wholly owned by members of the Cisneros Group. With the exception of DirecTV Latin America, for which Claxson receives no commission, Claxson receives a 20% commission for affiliate sales. In addition, Claxson sub-leases satellite space for the carriage of Venevision Continental. A subsidiary of Claxson is also the advertising sales representative of Venevision Continental.

         On June 19, 2000, Playboy TV International entered into a program license agreement (as amended by letters dated July 27, 2001 and October 4, 2001) with Venevision International Corporation, a member of the Cisneros Group, pursuant to which Venevision International will distribute certain Playboy television programs on broadcast television in Latin America, Portugal and Spain for 2001, 2002 and 2003. The license fees are as follows: (i) U.S.$400,000 for 2001, (ii) U.S. $450,000 for 2002 and (iii) U.S.$525,000 for 2003.

         On March 30, 2001, Playboy TV International and Venevision International Productions, Inc., a member of the Cisneros Group, entered into a co-production agreement under which Venevision will produce 52 Spanish language episodes of a soap opera. Each episode will have two versions, one version for exhibition on free television, and the other for exhibition on pay television. Each party will assume 50% of the costs of production. Under this agreement, the parties have allocated the distribution rights and territories for which each party will be responsible and the commission that each party will receive for the distribution of the programs. The maximum amount budgeted for the co-production arrangement is U.S.$25,000 per episode and U.S.$1.3 million in the aggregate.

         In June 2001, Playboy TV Latin America and El Sitio, Inc. entered into a memorandum of understanding under which Playboy TV Latin America granted El Sitio a non-exclusive license for certain photos and videos comprised of the original produced material for the series Sesion Privada for the purpose of including such content as part of the El Sitio Digital Channel to be distributed on Fibertel's broadband platform of subscribers. Fibertel is an affiliated company of CableVision in Argentina, in which funds affiliated with Hicks, Muse, Tate & Furst Incorporated hold an approximately 50% ownership interest. Under the terms of the memorandum of understanding, Fibertel will guarantee to Claxson payment of 100% of all revenue derived from the first 1,000 subscribers to Fibertel's online games service. In addition, Fibertel will pay to Claxson 50% of all revenue derived from all online games subscribers beyond the first 1,000. It is anticipated that monthly subscriber rates will be between U.S.$10 and U.S.$20 per subscriber. On January 31, 2002, through mutual consent, Playboy TV Latin America and El Sitio extended the term of the memorandum of understanding for an additional year, commencing on February 1, 2002 and modified the original memorandum of understanding to include additional territories.

         On March 28, 2001, Chilevision entered into an agreement to license to Venevision International Corporation, a member of the Cisneros Group, rights to broadcast and pay television distribution of certain original programming to be produced by Chilevision during the three year, renewable term. The distribution rights cover the United States, Latin America, the Caribbean and Spain. The license fee is U.S.$65,000.

         On June 20, 2001, Imagen Satelital entered into a one-year agreement with Venevision International, Inc., a member of the Cisneros Group, for the distribution by Venevision International on all forms of television (excluding pay television for Latin America, Internet and broadcast television in Chile) of 48 original produced programs of the series Infinito in Latin America (excluding Chile). Under the terms of this agreement, Imagen Satelital will receive 80% of the proceeds from the distribution of Infinito programming and Venevision International will receive the remaining 20%. This agreement expired on June 20, 2002. Claxson does not intend to renew this agreement.

         Imagen Satelital entered into an agreement with Venevision International, Inc., a member of the Cisneros Group, on or about May 20, 1997 for the sub-license of various movie titles distributed by BMG Ariola Argentina, S.A. for broadcast and pay television distribution in Argentina, Uruguay, Paraguay and Chile. The license fee was U.S.$1.0 million. As of June 2001, Imagen Satelital had paid only a portion of the license fees due under the program license agreement. BMG sent Venevision International notice to cease and desist distribution of such titles licensed to Imagen Satelital until the outstanding dispute was resolved. BMG, Imagen Satelital and Venevision International entered into a release and settlement agreement on July 24, 2001 under which the parties agreed to settle and resolve the outstanding disputes relating to the titles and payment of the license fee and BMG agreed to grant Imagen Satelital a license to use the movie titles for six years. Imagen Satelital paid the total amount of U.S.$500,503 to BMG to settle the outstanding disputes which cover the license fees under the original program license agreement.

         On August 16, 2001, a subsidiary of Claxson acquired a business in Brazil and other assets known as Dgolpe, which was controlled by an affiliate of Hicks, Muse, Tate & Furst Incorporated. Dgolpe offered an online directory of digital music in Spanish and Portuguese, provided interactive services to private label clients and sold branded electronic music compilations on compact discs to music retailers. The purchase price for the transaction consisted of 118,760 Class A common unregistered shares of Claxson, which shares have not yet been issued. As part of this transaction, an affiliate of Hicks, Muse, Tate & Furst Incorporated provided U.S.$500,000 worth of outdoor advertising to Claxson. Due to the slowdown of the Internet business in the region, Claxson decided to terminate the operation of the Dgolpe business in March 2002.

         Imagen Satelital and CableVision S.A., one of the largest cable operators in Argentina, are parties to an affiliation agreement effective as of January 1, 2001 through December 31, 2003. Funds affiliated with Hicks,

Muse, Tate & Furst Incorporated own approximately 50% of CableVision. The affiliation agreement provides for the distribution of the following channels:
Space; I.Sat; Uniseries; Infinito; Locomotion; FTV; MuchMusic and Cronica for the basic tier; and Venus as a premium channel and pay-per-view service. CableVision also agreed to use its best efforts to carry any other signal distributed by Imagen Satelital on any system it converts from analog to digital.

         Between July and September 2000, Imagen Satelital instituted a series of mediation and legal proceedings against CableVision, one of the largest cable operators in Argentina, seeking payment of certain disputed license fees pursuant to the then-existing carriage agreements between the parties. The proceedings also involved disputes relating to the distribution of the Venus channel by CableVision. On November 29, 2000, Imagen Satelital and CableVision entered into a settlement agreement and new affiliation agreement to resolve all outstanding mediation and legal proceedings between the parties. CableVision, however, failed to pay the fees agreed upon in the new affiliation agreement during the first-half of 2001. Imagen Satelital and CableVision began negotiating a payment schedule for the outstanding payments owed to Imagen Satelital under the new affiliation agreement. As a consequence of the devaluation and economic situation in Argentina, new regulations have been imposed whereby any agreement entered into by an Argentine entity or governed by Argentine law and which had economic terms based on the U.S. dollar had to convert its economic terms to the Argentine peso at an exchange rate of Ps. 1.00 per U.S.$1.00. As a result of these new regulations, Imagen Satelital and CableVision negotiated a payment schedule for the outstanding payments of Argentine Ps. 4.0 million owed by CableVision as of January 30, 2002. CableVision has paid 50% of this amount with the remaining amount to be paid by CableVision in 10 installments during 2002.

         In Venezuela, a number of Claxson's pay television channels are distributed pursuant to an affiliation agreement between a subsidiary of Claxson and Corporacion Telemic S.A., which is also known as Intercable. A fund affiliated with Hicks, Muse, Tate & Furst Incorporated has a significant equity interest in Intercable.

         For the year ended December 31, 2001, we realized approximately U.S.$24.7 million in aggregate revenues from our affiliation agreements with DirecTV Latin America, CableVision and Intercable.

         On October 29, 2000, Ibero-American Media Partners, the predecessor of Claxson, and AOL Latin America, Inc. signed an agreement for the sharing of media content, television advertising and online promotions. Pursuant to the agreement, we provide localized content from our Cl@se and Infinito channels. In a related letter agreement, Ibero America Media Partners agreed to use its reasonable best efforts to cause its joint venture channels to enter into similar arrangements with AOL Latin America. Members of the Cisneros Group own a significant equity interest in AOL Latin America.

         In February 2000, El Sitio entered into a strategic alliance with Sarandi Comunicaciones S.A., which owns and operates a network of radio stations in Uruguay under the Sarandi name. El Sitio received an exclusive royalty-free license to use proprietary content broadcast on radio stations owned by Sarandi. Sarandi agreed to provide a fixed amount of advertising time on its radio stations to El Sitio, valued at U.S $450,000 and to guarantee a minimum amount of advertising for El Sitio's website in Uruguay. In exchange for Sarandi's obligations, El Sitio would design, host and maintain websites for Sarandi's radio stations. On September 21, 2001, the parties terminated this strategic alliance agreement effective as of September 30, 2001. Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton, has a 25% equity interest in Sarandi, and Guillermo Liberman, a shareholder of Claxson, has a 25% beneficial ownership in Sarandi.

         On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A.: AM 690 (Sarandi), AM 890 (Sport), and FM
91.9 (Music One). Under the terms of the lease and co-management agreement, El Sitio Uruguay pays Sarandi U.S.$65,000 per month during the lease term. El Sitio Uruguay coordinates the programming and marketing strategy of each station, manages the station's advertising sales, as well as other operational matters of the stations. Prior to the execution of the lease and co-management agreement, in July 2001, Sarandi and El Sitio Uruguay preliminarily agreed to grant to us an option to extend the term of the operating lease to 30 years. The exercise price of the option will vary depending on the year of exercise and will range from approximately U.S.$4.6 million (if the option is exercised in the first year of the lease) to U.S.$7.6 million if the option is exercised in the fifth year of the lease. The exercise price of the option may be paid, at our election, in cash and/or Class A common shares of Claxson. Class A common shares of Claxson will be valued at the market price of the shares at the time of exercise. Both Sarandi and Claxson believe, based upon the advice of Uruguayan counsel, that the proposed structure for the lease transaction complies with Uruguayan laws and regulations that prohibit foreign (i.e., non-Uruguayan) ownership of broadcasting transmission licenses. However, no Uruguay regulatory authority has approved the terms and conditions of this preliminary agreement.

         During October 1999, November 1999 and April 2000, El Sitio, a subsidiary of Claxson, acquired the retail dial-up access customers of IMPSAT Fiber Networks in Brazil, Argentina and Colombia, respectively. In connection with the acquisitions, El Sitio entered into service agreements with subsidiaries of IMPSAT whereby IMPSAT would provide El Sitio with the telecommunications infrastructure necessary to provide connectivity services to the acquired customers. IMPSAT also provided El Sitio with links to the Internet in exchange for advertising on El Sitio's network. On December 7, 2001, Imagen Satelital signed a letter of intent with Impsat Argentina S.A. that provided for connectivity services for nine connections among Claxson's different locations and the Internet. Imagen Satelital has the right to terminate these services with 30 days prior notice. Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, is a director of IMPSAT. Mr. Vivo-Chaneton beneficially owns approximately 6% of the capital stock of IMPSAT. Ricardo Verdaguer, a director of Claxson, is the president and chief executive officer of IMPSAT. Mr. Verdaguer owns approximately 3.5% of the capital stock of IMPSAT.

         Claxson has agreed to pay certain advisory fees to 1945 Carlton/1947 Carlyle, Hicks Muse and the El Sitio founders in connection with the merger transaction. Claxson is required to pay to each of 1945 Carlton/1947 Carlyle and Hicks Muse U.S.$150,000 per year. Claxson also is required to pay to the El Sitio founders, as a group, U.S.$50,000 per year. The advisory fees are payable for a period of three years following the merger transaction.

         On December 21, 1998, CTG Inversora, S.A., a subsidiary of Claxson, purchased Canal Joven, S.A. an Argentine company that operates the pay television MuchMusic franchise in Argentina. Ralph Haiek, our chief operating officer-pay television, was one of the sellers who owned certain shares of Canal Joven, S.A. Payments by Claxson to the sellers, including Mr. Haiek, are still outstanding.

         On September 7, 2001, Claxson purchased from Promocion de Eventos Limitada, a Chilean limited liability company, 722,656 shares of Ibero America Media Holdings, S.A., a subsidiary of Claxson, for a purchase price of U.S.$3,713,500 representing less than a 3% equity interest in Ibero America Media Holdings. The purchase price was secured by a promissory note accruing interest at an annual rate of 10%, with a maturity date of September 21, 2002. Jaime Vega de Kuyper, chief operating officer-broadcast, is the beneficial owner of Promocion de Eventos Limitada. Claxson is currently negotiating an amendment to the purchase agreement, whereby the payment of the purchase price would be extended as follows: (i) 50% of the purchase price plus accrued interest payable on September 21, 2002; (ii) 25% of the purchase price plus accrued interest payable on March 21, 2003 and (iii) 25% of the purchase price plus accrued interest payable on September 21, 2003.

         On September 7, 2001, Claxson purchased from Ituarte y Compania Limitada, a Chilean limited liability company, 36,123 shares of Ibero America Media Holdings, S.A., a subsidiary of Claxson, for a purchase price of U.S.$185,675. Jose Antonio Ituarte, our chief financial officer, is the beneficial owner of Ituarte y Compania Limitada.

         In December 2001, Jaime Vega de Kuyper, chief operating officer-broadcast loaned U.S.$450,000 to Ibero American Media Holdings, S.A., a subsidiary of Claxson, at an interest rate of LIBOR plus 3%, payable by Ibero America Media Holdings in three equal installments in August, September and October of 2002.

         In connection with the consummation of the merger transaction, Claxson agreed to assume the payment obligation for the fees of Violy, Byorum & Partners, the investment advisors to the Cisneros Group. The Cisneros Group made payments in the amount of U.S.$0.7 million to Violy, Byorum & Partners, which amounts are to be reimbursed by Claxson to the Cisneros Group.

         C.       INTERESTS OF EXPERTS AND COUNSEL

                  Not Applicable

ITEM 8.  FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.


LEGAL PROCEEDINGS

         Except as described below, Claxson is not involved in any material legal proceedings.

         The Chilean Antitrust General Attorney is conducting a general investigation regarding the level of concentration in the radio broadcasting industry in Chile. On February 17, 2000, the Commission asked Radio Chile to provide certain information regarding its business and operations. Radio Chile complied with this request and submitted the requested information on September 11, 2001.

         If the Chilean Antitrust Commission finds an unacceptable level of concentration in the radio broadcasting industry, it may order a variety of relief measures, including one or more of the following:

         - request that the Chilean Antitrust General Attorney monitor the relevant market to prevent anti-competitive practices;

         - order the dominant players to seek prior approval for further mergers, acquisitions or changes in control;

         - order the dominant players to discontinue or avoid activities which raise antitrust concerns;

         -        order the divestiture of certain assets; and

         - impose fines in Chilean currency up to the equivalent of approximately U.S.$480,000.

         Claxson cannot predict the outcome of this investigation or whether the investigation will lead to further information requests or other actions by the Commission that might affect Radio Chile.

         Four civil complaints have been filed in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio's initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, are: Howard M. Lasker, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al (filed on June 8, 2001 in the U.S. District Court for the Southern District of New York); Bais Kahana, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 12, 2001 in the U.S. District Court for the Southern District of New York); Shapaour Yavari, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 22, 2001 in the U.S. District Court for the Southern District of New York); and Warren and Frances Foster and Larry Walls, on behalf of themselves and all others similarly situated, vs. El Sitio, Inc., et al. (filed on July 11, 2001 in the U.S. District Court for the Southern District of New York). The complaints allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose the following alleged actions on the part of the underwriters: (1) the underwriters solicited and received additional and excessive commissions from certain investors in exchange for special allocations of common shares in the initial public offering; and (2) the underwriters entered into agreements with these investors whereby such investors agreed to purchase additional common shares of El Sitio in the aftermarket at pre-determined prices, thereby artificially supporting or inflating the market price of El Sitio's common shares. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. In April 2002, the Court appointed Lead Plaintiffs, and the Lead Plaintiffs filed a Consolidated Amended Class Action Complaint. We believe that the allegations in the complains relating to El Sitio and its directors and principal executive officers are without merit, and have retained counsel to vigorously defend El Sitio and its directors and principal executive officers in these cases.

         On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of our subsidiary, Osite Informatica Ltda., in a suit for taxes alleged to be due by O Site Entertenimientos Ltda. in the amount of 1.1 million reals (approximately U.S.$473,000). Based on preliminary assessments of our Brazilian tax advisors, we anticipate that this appeal will be dismissed and that the lower court ruling will be upheld.

         On September 15, 2000, New Yetem, S.A. filed a petition, technically called "beneficio de litigar sin gastos" requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of El Sitio Argentina, S.A., our subsidiary, to provide details on the transaction since a merger could jeopardize New Yetem's ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Camara Nacional de Apelaciones en lo Comercial upheld the lower court's decision in favor of El Sitio Argentina on February 7, 2001. On June 25, 2002, Claxson was formally served with the summons and complaint in our executive offices in Buenos Aires, claiming U.S.$14 million in damages. We have until July 17, 2002 to respond to such claim before the Court. Counsel has advised us that they believe New Yetem's claims are without merit, and we intend to defend this claim vigorously. Nonetheless, if New Yetem should prevail, we believe the actual damages are likely to be much lower than the U.S.$14 million claimed in damages.

DIVIDEND POLICY

         Subject to the prior rights of any series of shares that may be issued in the future, holders of Class A common shares are entitled to receive, ratably, dividends that are declared by our board of directors from funds legally available therefor and are entitled to share, ratably, in all our assets available for distribution to holders of our Class A common shares upon the liquidation, dissolution or winding up of our affairs.

         B.       SIGNIFICANT CHANGES

         On January 6, 2002, the Argentine Government announced a new economic plan that includes (i) the devaluation of the Argentine peso with the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to U.S.$1.0 and all other transactions will be settled at a less favorable floating market rate; (ii) the default of existing foreign debt; and (iii) the conversion to Argentine pesos of agreements originally denominated in U.S. dollars at an exchange of U.S.$1.0 = Ps. 1.0. As a result of the foregoing initiatives, our agreements in Argentina have been converted into Argentine pesos while a significant portion of our liabilities continue to be denominated in U.S. dollars. The conversion of our agreements to Argentine pesos has had a material adverse impact in our financial position and results of operations. Our board of directors has been analyzing the impact of the new legislation, and we have initiated negotiations with parties of existing agreements as called for in the new legislation.

         No significant change in our operations has occurred since the date of our most recent interim financial statements, which were filed on Form 6-K filed with the Securities and Exchange Commission on June 7, 2002.

ITEM 9.  THE OFFER AND LISTING.

         A.       LISTING DETAILS

         The following table sets forth, for the periods indicated, the reported high and low closing prices and the average trading volumes for our Class A common shares, as reported by Nasdaq for the Nasdaq National Market.


                                                                     SALES PRICES
                                                          --------------------------------
FISCAL YEAR ENDED DECEMBER 31,                                HIGH                 LOW
------------------------------                            -----------          -----------
2001..............................................        U.S.$3.2344          U.S.$1.4219


                                                                     SALES PRICES
                                                          --------------------------------
                                                             HIGH                  LOW
                                                          -----------          -----------
2001
Third Quarter.....................................        U.S.$2.7969          U.S.$2.5938
Fourth Quarter....................................             3.2344               1.4219
2002
First Quarter.....................................             1.4063               0.3125
Second Quarter (through June 1)...................             0.4375               0.2344


         The following table sets forth, for the most recent six months, the high and low closing prices for the Class A common shares, as recorded by Nasdaq.


                                                                     SALE PRICES
                                                          ---------------------------------
                                                              HIGH                  LOW
                                                          -----------           -----------
May 2002..........................................        U.S.$0.3750           U.S.$0.2344
April 2002........................................             0.4375                0.2656
March 2002........................................             0.8438                0.3125
February 2002.....................................             1.0000                0.7500
January 2002......................................             1.4063                0.5313
December 2001.....................................             2.0000                1.4219

         B.       PLAN OF DISTRIBUTION

                  Not Applicable

         C.       MARKETS

         Our Class A common shares are currently quoted and traded on The Nasdaq SmallCap Market (ticker symbol: XSON). Our Class A common shares were first listed and began trading on The Nasdaq National Market on September 21, 2001 immediately following the consummation of the merger transaction. On June 12, 2002, our Class A common shares were transferred to The Nasdaq SmallCap Market.

         D.       SELLING SHAREHOLDERS

                  Not Applicable

         E.       DILUTION

                  Not Applicable

         F.       EXPENSE OF THE ISSUE

                  Not Applicable

ITEM 10. ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

                  Not Applicable

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION


REGISTER

         Claxson is registered with the Registrar of Companies of the British Virgin Islands IBC No. 412275. Our registered office is located at Romasco Place, P.O. Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

CORPORATE OBJECT AND PURPOSE

         Section 4 of our amended and restated memorandum of association states that our object is to engage in any act or activity that is not prohibited under any laws of the British Virgin Islands. To that end, Claxson has all such powers permitted by the laws of the British Virgin Islands to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the company.


BOARD OF DIRECTORS

         Our board of directors is made up of 12 directors. Our amended and restated articles of association require that the board consists of a minimum of 11 directors and a maximum of 12 directors. Members of the board of directors are appointed at the annual general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced in accordance with the amended and restated articles of association. The amended and restated articles of association do not establish any requirements or provisions regarding age limits for director's retirement, nor do they require a number of shares a director must own to qualify for the position.

         Our amended and restated articles of association further provide that our board of directors has all the power of the company to borrow money and to mortgage or charge its undertakings and property thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of Claxson or any third party. A director who has an interest in a particular business to be considered at a meeting of the board of directors, may be present at the respective meeting that approves the agreement or transaction, and may vote for that purpose, if the material facts of each director interest in the agreement or transaction are disclosed in good faith.

         Our amend and restated articles of association do not establish the compensation to be paid to the members of the board of directors and the executive officers. The compensation of all officers are to be determined by the compensation committee. The compensation committee has full power and authority to establish compensation for our officers and recommend compensation levels for the directors, employees and consultants of Claxson.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO EACH CLASS OF SHARES

         DIVIDENDS

         Subject to the prior rights of any series of shares that may be issued in the future, holders of Class A common shares are entitled to receive, ratably, dividends that are declared by the board of directors from funds legally available thereof. The holders of the Class C, Class F and Class H common shares are also entitled to receive such dividends as the board of directors may from time to time declare pari passu on the respective shares. The Series A Preferred Shares do not have dividend rights.

         VOTING RIGHTS

         The holders of Class A common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Cumulative voting is not permitted. The holders of Class C, Class F and Class H common shares are entitled to special rights with respect to the designation of directors as follows:

         - four directors to be designated by 1945 Carlton/1947 Carlyle, as the holders of the Class C common shares (Class C Group);

         - one director designated by the El Sitio founders, as the holders of the Class F common shares (Class F Group);

         - three directors to be designated by Hicks Muse, as the holder of the Class H common share (Class H Group);

         - three directors to be designed by unanimous consent of the holders of a majority of the Class C common shares and Class H common shares and the holders of a majority of the Class F common shares; and

         - one director elected by a resolution of directors who shall also be the chief executive officer of the company.

         Any of our designed group of shareholders that has a right to designate directors to serve on the board of directors will retain or lose those rights affected as follows:

         - when the shareholder owns less than 25% of the outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the shareholder would be able to designate two directors;

         - when the shareholder owns less than 15% of outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the shareholder could designate one director; and

         - if the shareholder owns less than 3% of the outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the shareholder would not have any right to designate directors to our board of directors.

         Prior to the a group's reduction in ownership percentage and lose of the right to elect directors attributable to the applicable group, the Class C Group, Class H Group and Class F Group will be able to remove any director elected by such group, and, in the event of such removal, will have the right to appoint a replacement director. Prior to an ownership percentage of less than 3%, directors of the Class C Group, Class F Group and Class H Group may only be removed by the respective group which elected them to board.

         Any transaction involving Claxson and having in excess of U.S.$250,000 in which a group (or any affiliate of, or person related to, a member of a group) has an interest requires the approval of the majority of directors who were not elected solely by such group.

RIGHTS TO SHARE IN PROFITS

         As noted above, the holders of common shares have the right to participate in our profits. Claxson may declare and pay dividends, but the dividends may only be declared and paid out of the surplus. The directors may, before declaring any dividend, set aside out of the profits such sum as they deem proper as a reserve fund and may invest the sum set aside as a reserve.

REDEMPTION AND LIQUIDATION RIGHTS

         Class A common shares are subject to redemption with the consent of the shareholders whose shares are to be redeemed for a fair value, except that Class A common shares owned by an entity for which more than 50% of the voting shares of such entity are owned by Claxson will be for any price at our option and without consent of the holders thereof. On the date on which the holder of the Class C, Class F and Class H common shares ceases to own less than 3% of our outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the Class C, Class F and Class H common shares are subject to redemption, purchase or acquisition for par value at our option. Series A Preferred Shares are subject to redemption, however, the holders of the Series A Preferred Shares are entitled to receive at least 30 days' advance notice of any redemption and will be given an opportunity to convert their Series A Preferred Shares pursuant to the terms set forth in the amended and restated memorandum of association, immediately prior to any such redemption.

         Each of the classes of common share will be entitled, pari passu, to share pro rate in the surplus assets, in the event of a winding-up or dissolution of Claxson, whether voluntary or involuntary. The holders of the Series A Preferred Shares will be entitled to receive, for each Series A Preferred Share held, an amount of cash equal to the par value of one Series A Preferred Share, in the event of any voluntary or involuntary dissolution or winding-up. The holders of the Series A Preferred Shares are entitled to receive at least 30 days' advance notice of any dissolution and will be given an opportunity to convert their Series A Preferred Shares pursuant to the terms set forth in the amended and restated memorandum of association, immediately prior to any such dissolution.

PROCEDURES TO CHANGE THE RIGHTS OF SHAREHOLDERS

         The rights attached to any class or series (unless otherwise provided by the terms of issuance of the shares of that class or series) may, whether or not Claxson is being wound up, be varied with written consent of the holders of not less than two-thirds of the issued shares of that class or series and of the holders of not less than two-thirds of the issued shares of any other class or series of shares which may be affected by such variation.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

         Our amended and restated articles of association establish that a meeting of the shareholders must be called by the board of directors or at the request of the holders of shares representing 50% or more of the outstanding voting shares of Claxson. There is no distinction between an ordinary meeting and an extraordinary meeting. The meetings shall be presided by the chairman of the board.

         Any shareholder may appoint any person as its duly authorized representative at a meeting by granting a proxy pursuant to the provisions of the amended and restated articles of association.

         Quorum for a meeting of shareholders requires that no less than 50% of the votes of the shares or class or series of shares entitled to vote be present in person or by proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved; in any other case, the meeting will stand adjourned to the next business day as determined by the directors. If at the adjourned meeting one-third or more of the votes of the shares or class or series of shares entitled to vote are present in person or by proxy, those present will constitute quorum; if less than one-third of the votes are present, the meeting will be dissolved.

         Decisions are adopted by a resolution approved at a duly convened and constituted meeting of the shareholders by a simple majority vote of the votes of the shares or the votes of each class or series of shares entitled to vote thereon.

LIMITATIONS TO OWN SECURITIES

         Shares of Class C, Class F and Class H common shares may not be transferred other than to a corporate affiliate of the transferee group who agrees to be bound by the Holdco Agreement, which Holdco Agreement has been previously filed as Annex B to our Registration Statement on Form F-4 (Registration No. 333-13062) filed with the Securities and Exchange Commission on August 15, 2001. There are no legal limitations to own securities or exercise voting rights by non-residents or foreign shareholders.

DIFFERENCES IN APPLICABLE LAW

         Enforceability of Certain Civil Liabilities

         We are an international business company organized under the laws of the British Virgin Islands. Many of our directors, officers and controlling persons and some of the experts named in this annual report reside outside the United States and all or a significant portion of our assets and of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against us or these persons in the United States any court judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability, in original actions in British Virgin Islands courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in British Virgin Islands courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Consequently, our shareholders may be effectively precluded from pursuing remedies under the U.S. federal securities laws against us or such persons.

         We have been informed by Conyers Dill & Pearman that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, not be automatically enforceable in the British Virgin Islands. We have also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of the British Virgin Islands under the common law doctrine of obligation. This type of action should be successful upon proof that the sum of money is due and payable, without having to prove the facts supporting the underlying judgment, as long as:

         - the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the British Virgin Islands; and

         - the judgment was not contrary to public policy in the British Virgin Islands, was not obtained by fraud or in proceedings contrary to the natural justice of the British Virgin Islands, and was not based on an error in British Virgin Islands law.

         A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

         Availability of Class Actions and Derivative Actions

         Class actions and derivative actions are generally not available to shareholders under the laws of the British Virgin Islands. However, British Virgin Islands courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the company's corporate power, would result in the violation of its memorandum of association or articles of association, or is illegal. In addition, the courts would give consideration to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the company's shareholders then actually approved it.

         C.       MATERIAL CONTRACTS

         We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 7, Section B "Related Party Transactions."

         D.       EXCHANGE CONTROLS

         There are currently no British Virgin Islands laws or regulations restricting the import or export of capital or affecting the payment of dividends or other distributions to shareholders who are non-residents of the British Virgin Islands.

         Some of our subsidiaries may be subject from time to time to exchange control laws and regulations that may limit or restrict the payment of dividends or distributions or other transfers of funds by those subsidiaries to us. The existing exchange control laws and regulations affecting our subsidiaries in Argentina and Chile have had and may continue to have a material adverse effect on our operations. Please refer to Item 11, Section "Quantitative and Qualitative Discussion About Market Risks" for further discussion on the exchange control laws and regulations in Argentina and Chile.

         E.       TAXATION

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR CLAXSON SHAREHOLDERS

         The following discussion is a summary of the material U.S. federal income tax considerations to a U.S. Holder of the ownership and disposition of Claxson Class A common shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any change could alter the tax consequences discussed in this annual report.

         The discussion below is for general information only and, except where specially noted, does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates only to persons who hold Claxson Class A common shares as capital assets. The tax treatment of a U.S. holder may vary depending upon such holder's particular situation, and some U.S. holders may be subject to special rules not discussed below. These holders would include, for example:

         -        a dealer in securities or currencies;

         - a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

         -        insurance companies;

         -        tax-exempt organizations;

         -        financial institutions;

         -        a person liable for alternative minimum tax;

         - a person holding stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

         -        a U.S. person whose "functional currency" is not the U.S.
                  dollar;

         -        persons owning 10% or more of Claxson's voting shares; or

         - persons who receive Claxson Class A common shares pursuant to the exercise of employee share options or otherwise as compensation.

         If a partnership holds Claxson Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Claxson Class A common shares should consult its tax adviser.

         As used in this section, a "U.S. Holder" means:

         -        a citizen or resident of the United States;

         - a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the United States or any political subdivision thereof;

         - an estate whose income is subject to U.S. federal income tax regardless of its source; or

         - a trust (1) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

         As used in this discussion, a non-U.S. Holder is a holder of Claxson Class A common shares who is not a U.S. Holder.

TAX CONSEQUENCES OF HOLDING CLAXSON'S CLASS A COMMON SHARES

DISTRIBUTIONS

         Distributions made to shareholders on or with respect to Claxson Class A common shares will be treated as dividends and be taxable as ordinary income to the extent that those distributions are made out of Claxson's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, if the amount of any distribution exceeds Claxson's accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis, and thereafter as capital gain. U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to distributions by Claxson because it is a foreign corporation. Claxson does not currently pay dividends on its Class A common shares and does not anticipate paying dividends in the foreseeable future.

         If Claxson is a "United States-owned foreign corporation", distributions with respect to its Class A common shares that are taxable as dividends generally will be treated for U.S. foreign tax credit purposes as either (1) foreign source "passive income" or, in the case of some U.S. Holders, foreign source "financial services income" or (2) U.S. source income, in proportion to Claxson's earnings and profits in the year of the distribution allocable to foreign and U.S. sources, respectively. For this purpose, Claxson will be treated as a United States-owned foreign corporation so long as 50% or more of the voting power or value of its shares is owned, directly or indirectly, by U.S. persons.

DISPOSITION

         Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of Claxson Class A common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on that sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the Class A common shares surrendered. The gain or loss will be long term capital gain or loss if the U.S. Holder's holding period for the Class A common shares is more than one year. Any gain or loss so realized generally will be U.S. source.

PASSIVE FOREIGN INVESTMENT COMPANY PROVISIONS

         A foreign corporation will be classified as a "passive foreign investment company" for U.S. federal income tax purposes if 75% or more of its gross income for the taxable year is passive income or, on average for the taxable year, 50% or more of its assets, by value, produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. However, passive income does not generally include rents and royalties derived in the active conduct of a trade or business and not derived from a related person. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If a foreign corporation is classified as a passive foreign investment company in any year with respect to which a U.S. Holder owns its stock, it generally will continue to be treated as a passive foreign investment company with respect to such shareholder in all succeeding years.

         Based upon Claxson's current and projected income, assets and activities, Claxson does not expect that its Class A common shares will be considered shares of a passive foreign investment company for Claxson's current fiscal year or for future years. This conclusion is a factual determination made annually and thus is subject to change. For example, changes in the performance of Claxson's business and/or fluctuations in the market price of the Class A common shares could alter this conclusion.

         Claxson will notify U.S. Holders if it becomes a passive foreign investment company in any taxable year and will provide them with the information required to make a "qualified electing fund election", as described below.

         If Claxson were treated as a passive foreign investment company, then unless U.S. Holders make a qualified electing fund election or a "mark-to-market election", each as described below:

         - distributions made by Claxson during a taxable year with respect to its Class A common shares that are "excess distributions" must be allocated ratably to each day of the U.S. Holder's holding period. "Excess distributions" are defined generally as the excess of the amount received with respect to Claxson's shares in any taxable year over 125% of the average amount received in the shorter of either the three previous years or a U.S. Holder's holding period before the taxable year. The amounts allocated to the current taxable year and to taxable years prior to the first year in which Claxson was classified as a passive foreign investment company would be included as ordinary income in gross income for the current year. The amount allocated to each other prior taxable year would be taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year, subject to an additional interest charge at the rate applicable to deficiencies in income taxes; and

         - the entire amount of any gain realized upon the sale or other disposition of Claxson Class A common shares would be treated as an excess distribution made in the year of sale or other disposition and as a consequence would be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, would be subject to the interest charge described above. In addition, U.S. Holders who acquire their Claxson Class A common shares from decedents generally will not receive a "stepped-up" tax basis in those Class A common shares. Instead, the U.S. Holders will have a tax basis equal to the lower of the fair market value of the Class A common shares or the decedent's tax basis.

         These special passive foreign investment company tax rules will not apply if the U.S. Holder elects to have Claxson treated as a "qualified electing fund" and Claxson provides certain information required for the election. If Claxson is treated as a passive foreign investment company, Claxson intends to notify U.S. Holders and provide them with such information as may be required to make the qualified electing fund election effective.

         If a U.S. Holder makes a qualified electing fund election, the U.S. Holder will be currently taxable on his or her pro rata share of Claxson's ordinary earnings and net capital gain at ordinary income and capital gains rates, respectively, for each of Claxson's taxable years, regardless of whether or not distributions are received. The U.S. Holder's basis in Claxson Class A common shares will be increased to reflect taxed but undistributed income. Distributions of income that have previously been taxed will result in a corresponding reduction in basis in the U.S. Holder's Class A common shares and will not be taxed again as a distribution.

         Alternatively, if Claxson Class A common shares are treated as "marketable stock", a U.S. Holder may make a mark-to-market election if Claxson were treated as a passive foreign investment company. If this election is made, the U.S. Holder will not be subject to the passive foreign investment company rules described above. Instead, the U.S. Holder generally will include in each taxable year as ordinary income the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over the U.S. Holder's adjusted basis in the shares. Likewise, the U.S. Holder will be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted basis in the Class A common shares over their fair market value at the end of the taxable year but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's basis in the Class A common shares would be adjusted to reflect any such income or loss amounts. The mark-to-market election is only available with respect to shares that are regularly traded on certain U.S. exchanges and other exchanges designated by the U.S. Treasury. Under current law, the mark-to-market election may be available to a U.S. Holder since Claxson's Class A common shares are expected to be listed on The Nasdaq National Market, which constitutes a qualified exchange as designated in the Code. There can be no assurances, however, that Claxson's Class A common shares will be listed on the Nasdaq National Market or will be "regularly traded" on that exchange. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless Claxson's Class A common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

         U.S. Holders that own Claxson Class A common shares during any year that Claxson is a passive foreign investment company must file Internal Revenue Service Form 8621. U.S. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding Class A common shares if Claxson is considered a passive foreign investment company.

FOREIGN PERSONAL HOLDING COMPANIES

         If five or fewer U.S. individuals own, or are treated as owning under certain attribution rules, in the aggregate more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60%, or 50% in certain circumstances, of the "gross income" of such foreign corporation is made up of certain passive types of income for a taxable year, then such corporation will be a "foreign personal holding company". Examples of passive types of income include dividends, interest, certain rents and royalties and gain from the sale of stock or securities.

         It is possible that Claxson or one of its non-U.S. subsidiaries will meet the income test in a given year but Claxson does not expect that the shareholder test has been met. Accordingly, it is not expected that Claxson or any of its non-U.S. subsidiaries will be treated as a foreign personal holding company. However, due to a number of factors, including the foreign personal holding company stock attribution rules, possible change in residence by current indirect shareholders, and possible acquisition of Claxson Class A common shares by purchase, gift or bequest by individuals related to or partners of current indirect shareholders, Claxson cannot assure you that it is not currently or will not become a foreign personal holding company in the future.

         If a foreign corporation is a foreign personal holding company, U.S. persons that own shares directly or indirectly in the foreign personal holding company, regardless of the size of their shareholding and regardless of whether they are individuals, will generally be subject to current U.S. federal income tax on a pro rata portion of the foreign personal holding company's undistributed foreign personal holding company income for the taxable year or part thereof. In addition, U.S. persons who acquire shares in a foreign personal holding company from decedents generally will not receive a "stepped-up" tax basis in those shares. Instead, such U.S. persons will have a tax basis equal to the lower of the fair market value of the shares or the decedent's tax basis. U.S. persons that are required under these rules to include in income undistributed taxable income for a taxable year and that own at least 5% of the value of the foreign personal holding company's shares are required to comply with certain reporting requirements under the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirements will apply to dividends in respect of Claxson Class A common shares or the proceeds received on the sale, exchange or redemption of the Class A common shares paid within the United States and, in certain cases, outside the United States, to U.S. Holders other than exempt recipients, such as corporations, and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability.

BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

         Claxson is exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by it to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any of Claxson's shares, debt obligations or other securities, including its Class A common shares. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of Claxson's shares, debt obligations or other securities, including its Class A common shares. There is no reciprocal tax treaty in force between the British Virgin Islands and the United States.

         Holders of common shares of El Sitio who are not persons resident in the British Virgin Islands will not be subject to income, capital gain or any other tax in the British Virgin Islands in connection with the El Sitio merger.

         F.       DIVIDENDS AND PAYING AGENTS

                  Not Applicable

         G.       STATEMENT BY EXPERTS

                  Not Applicable

         H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the commission at its principal office in Washington, D.C. 20549. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina.

         I.       SUBSIDIARY INFORMATION

                  Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISKS

         Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity and market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates. This section contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such a political, economic, tax, other regulatory or credit risks, are not included in the following assessment or our market risks.

INTEREST RATE SENSITIVITY

         As of December 31, 2001, we had U.S.$113.0 million in total debt, including U.S.$79.5 million due under Imagen's 11% senior notes due 2005 and U.S.$27.2 million under a subsidiary's credit facility payable through 2005. The senior notes have a fixed interest rate and the senior secured credit facility has a floating interest rate equal to the Chilean tasa activa bancaria, which is a published Chilean prime rate, plus 250 basis points. Both obligations are U.S. dollar-denominated.

         We are exposed to changes in interest rates primarily as a result of our borrowing activities. We have interest rate exposure because of the credit facility debt balance. The indebtedness is at a variable rate without corresponding variable rate assets and therefore a material increase in interest rates would significantly increase interest expense without offsetting interest income. Our actual interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. However, we do not believe such risk is material. We do not customarily use derivative instruments to adjust interest rate risk.

         For debt obligations, the following table presents principal cash flows and related fixed and weighted average interest rates by expected maturity dates. The following table presents relevant information relating to our long-term debt interest rate risk:


                                                                                                                          FAIR
TWELVE MONTHS ENDED DECEMBER 31,                   2002          2003          2004          2005          TOTAL         VALUE
--------------------------------                  ------         -----         -----         -----         ------        ------
                                    (IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR THE PERCENTAGES)

Long-Term Debt:
11% Senior Notes due 2005-Principal ......        79,546            --            --            --         79,546        32,000
     Fixed U.S. Rate .....................            11%
Syndicated Bank Facilities-Principal .....         8,468         7,495         7,495         3,743         27,205        27,205
     Average interest rate ...............          6.74%         6.74%         6.74%         6.74%
Other-Principal ..........................         2,646         2,493           642           463          6,244         6,244
     Average interest rate ...............            10%           10%           10%           10%


EXCHANGE RATE SENSITIVITY

         Our principal foreign currency exposure is related to our asset base, which consists principally of monetary assets and liabilities, in the countries in which we operate, specifically in Argentina and Chile. We use the Argentine peso as the functional currency for our Argentine subsidiaries and the Chilean peso as the functional currency for our Chilean subsidiaries. Because our assets and liabilities, as well as interest earned or paid on our assets and liabilities are affected by changes in the value of the Argentine peso and Chilean peso, our reported income is affected by exchange fluctuation in these countries. The Argentine government and Chilean government's economic policies and any future changes in the value of the Argentine peso and Chilean peso against the U.S. dollar could adversely affect the financial condition and results of our operations.

         Until January 2002, the Convertibility Law No. 23,928 was in effect in Argentina. The Convertibility Law established a fixed exchange rate, under which the Central Bank was obligated to sell U.S. dollars to any person at a fixed rate of Ps1.00 per U.S.$1.00. Accordingly, the foregoing currency fluctuations were reduced to a minimum level during this period. In January 2002, the Argentine government announced the devaluation of the Argentine peso and repealed the Ps. 1.00 per U.S.$1.00 exchange rate that was set forth under the Convertibility Law.

         Decree No. 71/02 established a temporary dual exchange rate system comprised of : (i) a fixed rate export and certain import transactions at a rate of Ps. 1.40 per U.S.$1.00 and (ii) a floating rate to be freely determined by the market for all other transactions. On February 8, 2002, the executive branch of Argentine, however, issued Decree No. 260/02 providing for the elimination of the dual exchange rate in favor of a single floating rate for all transaction. As a result of the foregoing initiatives, our local agreements in Argentina have been converted into peso-denominated obligations. In addition, many Argentine companies have suspended payment of their debt obligations. It is unclear how the Argentine government will address the continuing economic crises. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar liabilities.

         In Chile, the Chilean peso has been subject to large devaluation in the past, including a decrease of 11.4% in 1999, 8.5% in 2000 and 17.0% in 2001, and may be subject to significant fluctuations in the future. As noted, in 2001, the Chilean peso to U.S.$ dollar exchange rate depreciated 15%. Low interest rates, the fall in the prices of Chile's main export products and the financial situation in Argentina, as noted above, led to an exchange rate of 712 Chilean peso's per U.S. dollar in October, 2001. Towards the end of 2001, the Chilean peso began to recover slightly and in the first four months of 2002, the Chilean peso appreciated 1.08% against the U.S. dollar. Nonetheless, our operations may be affected by the continuing fluctuations in exchange rates between the Chilean peso and the U.S. dollar.

         The following table summarizes our monetary assets and liability exposure in foreign jurisdictions, including without limitation, Argentina, Chile, Brazil and Uruguay:


MONETARY ASSETS AND LIABILITIES EXPOSURE
AS OF DECEMBER 31, 2001
---------------------------------------------------------------------------------------
                                              (IN THOUSANDS OF U.S. DOLLARS)
                                    MONETARY              MONETARY               NET
COUNTRY                              ASSETS              LIABILITIES           EXPOSURE
-------                             ---------            -----------           ---------

Argentina                           $  25,645             $   9,603            $  16,042
Chile                                  12,169                15,460               (3,291)
Other(1)                                  699                   750                  (51)
                                    ---------             ---------            ---------
Total                               $  38,513             $  25,813            $  12,700
                                    =========             =========            =========


---------
(1)      Primarily represents Brazil and Uruguay.


            We do not currently hedge against currency exchange transaction risks, and we also do not use derivative financial instruments for speculative trading purposes. We could, however, in the future engage in hedging activities against specific foreign exchange transaction risks.

         Foreign exchange net losses during fiscal year 2001 was Argentine Ps. $29,565. We also had the equivalent of approximately of Argentine Ps. $7.9 million in peso-denominated receivables and investments and U.S.$12,040 in dollar-denominated receivables and investments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable


                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment of U.S.$4.4 million due on May 1, 2002 on its 11% Senior Notes due 2005. Under the indenture governing the Notes, upon a failure by Imagen to make a scheduled interest payment and upon expiration of the applicable cure period related thereto, the holders of the twenty-five percent (25%) of the aggregate principal amount of outstanding notes have the right to require the acceleration of all amounts due and payable on the Notes. We have engaged Banc of America Securities LLC to provide financial advice and to assist us in evaluating restructuring alternatives. We are contemplating an exchange offer whereby each U.S.$1,000 principal amount of Imagen's 11% Senior Notes due 2005 would be exchanged for our Notes due 2012. We believe this exchange offer will commence in July, 2002. The exchange offer will be subject to certain conditions, including the condition that we receive valid tenders representing at least 95% in aggregate principal amount of Imagen's 11% Senior Notes due 2005. If the exchange offer is terminated or the required number of noteholders do not tender their notes for exchange, our results of operations and financial performance will be materially and adversely affected.

         We are currently not in compliance with the EBITDA ratios required under our Chilean syndicated credit facilities, primarily as a result of the 17% decrease in the value of the Chilean peso as against the U.S. dollar in 2001. We have been negotiating with the lenders to amend the credit facilities to modify this financial covenant in order to bring us into compliance. There can be no assurance that we will be successful in executing this amendment.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not Applicable

ITEM 18. FINANCIAL STATEMENTS

         The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.

ITEM 19. EXHIBITS


EXHIBIT NUMBER                                        DESCRIPTION OF DOCUMENTS
--------------                                        ------------------------

     2.1                   Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc.
                           (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P.,
                           Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El
                           Sitio, Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration
                           Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001).

     2.2                   Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive
                           Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC,
                           Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse,
                           Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4
                           (No. 333-13062) filed with the Commission on August 17, 2001).

     2.3                   Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive
                           Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC,
                           Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse,
                           Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4
                           (No. 333-13062) filed with the Commission on August 17, 2001).

     2.4                   Form of Holdco Agreement. (included as Annex B to the proxy statement/prospectus forming a part of the
                           Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001).

     3.1                   Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on
                           August 15, 2001).

     3.2                   Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on
                           August 15, 2001).

    10.1                   Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The
                           Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg. (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on
                           February 26, 2001).

EXHIBIT NUMBER                                        DESCRIPTION OF DOCUMENTS
--------------                                        ------------------------

    10.2                   U.S.$35,000,000 Syndicated Credit Facility, dated as of April 26, 2000, among Iberoamerican Radio
                           Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de A. Edwards, Corpbanca, Banco Sud
                           Americano, BankBoston, N.A. and Bankers Trust Company (English translation). (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on
                           April 26, 2001).

    10.3                   U.S.$5,000,000 Revolving Loan Facility, dated as of April 26, 2000, among Iberoamerican Radio Holdings
                           Uno Chile S.A., the Guarantors named therein, Deutsche Bank Securities Inc., Bankers Trust Company and
                           various lenders named therein. (Incorporated herein by reference to the Registration Statement on Form
                           F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

    10.4                   Operating Agreement for Playboy TV International, LLC, dated as of August 31, 1999, between Playboy
                           Entertainment Group, Inc. and Victoria Springs Investment Ltd. (Incorporated herein by reference to the
                           Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on August 15, 2001).

    10.5                   Program Supply Agreement, dated as of August 31, 1999, between Playboy Entertainment Group, Inc.,
                           Playboy TV International LLC and PTV U.S., LLC. (Incorporated herein by reference to the Registration
                           Statement on Form F-4/A (No. 333-13062 as filed with the Commission on August 15, 2001).

    10.6                   Trademark License Agreement, dated as of August 31, 1999, between Playboy Enterprises International,
                           Inc. and Playboy TV International LLC. (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on August 15, 2001).

    10.7                   Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International
                           Systems, Inc. and Cisneros Television Services, Inc. (Incorporated herein by reference to the
                           Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

    10.8                   First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on
                           April 26, 2001).

    10.9                   Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between
                           PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on
                           April 26, 2001).

    10.10                  First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between
                           PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on
                           April 26, 2001).

    10.11                  Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (Incorporated
                           herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the
                           Commission on April 26, 2001).

    10.12                  Stock Purchase Agreement, dated June 21, 1999, among El Sitio, Inc. (formerly El Sitio International
                           Corporation), Washburn Enterprises, Inc., Chestnut Hill (El Sitio), LLC and Ibero-American Media
                           Partners II Ltd. (incorporated herein by reference to El Sitio's registration statement (No. 333-91263)
                           on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

EXHIBIT NUMBER                                        DESCRIPTION OF DOCUMENTS
--------------                                        ------------------------

    10.13                  Form of Internet Data Services Agreement, dated June 14, 1999, between Exodus Communications, Inc. and
                           El Sitio U.S.A., Inc. (incorporated herein by reference to El Sitio's registration statement (No.
                           333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.14                  Form of Internet, Backbone and Co-location Service Agreement, dated April 29, 1999, among IMPSAT Fiber
                           Networks, Inc. USA IP-Internet Backbone & Co. and El Sitio U.S.A. Inc. (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.15                  Letter Agreement, dated February 11, 1999, between TV Azteca, S.A. de C.V. and El Sitio, Inc. (formerly,
                           El Sitio International Corporation) (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December
                           9, 1999).

    10.16                  Subscription Agreement, dated August 31, 1999, between TV Azteca, S.A. de C.V. and El Sitio, Inc.
                           (formerly, El Sitio International Corporation) (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.17                  Registration Rights Agreement, dated July 2, 1999, among El Sitio, Inc. (formerly, El Sitio
                           International Corporation) and holders of its Class A Convertible Preferred Stock (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the
                           Commission and declared effective on December 9, 1999).

    10.18                  El Sitio International Corporation 1999 Amended and Restated Stock Option Plan (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.19                  Assignment Agreement, dated April 1, 2000, between El Sitio Colombia S.A. and IMPSAT S.A. (incorporated herein by reference to El Sitio's Annual Report on Form 20-F for the year ended December 31, 1999 (No.
                           0-28367), as filed with the Commission on May 2, 2000).

    10.20                  Form of Employment Agreement (substantially in the form entered into by each of Roberto Cibrian-Campoy and Horacio Milberg) (incorporated herein by reference to El Sitio's Annual Report on Form 20-F for the year ended December 31, 1999 (No. 0-28367), as filed with the Commission on May 2, 2000).

    10.21                  Form of Employment Agreement (substantially in the form entered into by each of Mariano Varela, Lucia
                           Suarez, Esteban Vivo-Chaneton and Alfredo Jimenez de Arechaga) (incorporated herein by reference to El
                           Sitio's Annual Report on Form 20-F for the year ended December 31, 1999 (No. 0-28367), as filed with the
                           Commission on May 2, 2000).

    10.22                  Strategic Relationship Agreement, dated February 28, 2000, between Grupo Sarandi and El Sitio Uruguay,
                           S.A. (incorporated herein by reference to El Sitio's Annual Report on Form 20-F for the year ended
                           December 31, 1999 (No. 0-28367), as filed with the Commission on May 2, 2000).

EXHIBIT NUMBER                                        DESCRIPTION OF DOCUMENTS
--------------                                        ------------------------

    10.23                  Amendment No. 1 to the Stock Purchase Agreement, dated July 2, 1999, among El Sitio, Inc. (formerly, El
                           Sitio International Corporation), Washburn Enterprises, Inc., Chestnut Hill (El Sitio), LLC and
                           Ibero-American Media Partners II Ltd. (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December
                           9, 1999).

    10.24                  Stockholders Agreement, dated July 2, 1999, among the Stockholders of El Sitio International Corporation
                           (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.25                  Quotas Purchase Agreement, dated October 6, 1999, between IMPSAT Comunicacoes Ltda. and O Site
                           Entertenimientos Ltda. (incorporated herein by reference to El Sitio's registration statement (No.
                           333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.26                  Internet Service Agreement, dated October 6, 1999, between IMPSAT Comunicacoes Ltda. and Mandic Internet
                           Ltda. (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form
                           F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.27                  Share Purchase Agreement, dated October 6, 1999, between El Sitio, Inc. and IMPSAT Fiber Networks, Inc.
                           (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.28                  Amendment No. 1 to Registration Rights Agreement, dated October 6, 1999, among El Sitio, Inc. and holders of its Class A Convertible Preferred Stock (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.29                  Amendment No. 1 to Registration Rights Agreement, dated October 6, 1999, among IAMP (El Sitio)
                           Investments Ltd., Washburn Enterprises Inc., GCC Investments, LLC, the Initial Stockholders and El
                           Sitio, Inc. (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on
                           Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.30                  Assignment Agreement, dated November 5, 1999, between El Sitio Argentina S.A. and IMPSAT S.A.
                           (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.31                  Internet Service Agreement, dated November 5, 1999, between El Sitio Argentina S.A. and IMPSAT S.A.
                           (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.32                  Reseller and Management Agreement, dated November 5, 1999, between El Sitio Argentina S.A. and IMPSAT
                           S.A. (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.33                  Share Purchase Agreement,  dated November 9,  1999, among El Sitio, Inc., Intel Atlantic,
                           Inc.,  Utilitivest  II, L.P. and  Utilitivest  III,  L.P.  (investment  funds  managed by
                           Latinvest  Asset  Management do Brasil)  (incorporated  herein by reference to El Sitio's registration  statement  (No.  333-91263) on Form F-1, as filed with the  Commission  and declared effective on December 9, 1999).

EXHIBIT NUMBER                                        DESCRIPTION OF DOCUMENTS
--------------                                        ------------------------

    10.34                  Amended and Restated Registration Rights Agreement, dated November 9, 1999, among El Sitio, Inc. and the holders of the Class B Convertible Preferred Stock (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.35                  Amended and Restated Shareholders' Agreement, dated November 9, 1999, among El Sitio, Inc. and certain of its shareholders (incorporated herein by reference to El Sitio's registration statement (No.
                           333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.36                  Warrant Acquisition Agreement, dated June 25, 1999, between Bear, Stearns & Co. Inc. and El Sitio, Inc.
                           (formerly El Sitio International Corporation) (incorporated herein by reference to El Sitio's registration statement (No. 333-91263) on Form F-1, as filed with the Commission and declared effective on December 9, 1999).

    10.37                  Purchase Agreement, dated March 10, 2000, among El Sitio, Inc., Belagua B.V., Coracias, B.V., the stockholders of DeCompras.com, Inc. and DeCompras.com, Inc. (incorporated herein by reference to El
                           Sitio's Annual Report on Form 20-F for the year ended December 31, 1999 (No. 0-28367), as filed with the
                           Commission on May 2, 2000).

    10.38                  Letter Agreement, dated February 17, 2000, among El Sitio, Inc., Red de Television Chilevision S.A. and
                           Iberoamerican Media Holdings Chile S.A. (incorporated herein by reference to El Sitio's Annual Report on
                           Form 20-F for the year ended December 31, 1999 (No. 0-28367), as filed with the Commission on May 2,
                           2000).

    10.39                  Form of Noncompete Agreement (substantially in the form entered into by each of Roberto Cibrian-Campoy,
                           Alfredo Jimenez de Arechaga, Horacio Milberg, Lucia Suarez, Mariano Varela and Esteban Vivo-Chaneton)
                           (incorporated herein by reference to El Sitio's Annual Report on Form 20-F for the year ended December
                           31, 1999 (No. 0-28367), as filed with the Commission on May 2, 2000).

    10.40                  ISP Service Transfer Agreement, dated as of June 8, 2001, between Netizen S.A. and El Sitio Argentina
                           S.A. (incorporated herein by reference to El Sitio's Annual Report on Form 20-F for the year ended
                           December 31, 2000, as filed with the Commission on June 29, 2001).

    10.41                  Claxson Interactive Group Inc. 2001 Share Incentive Plan. (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001).

    10.42                  Form of Employment Agreement between Roberto Vivo-Chaneton and the Registrant. (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062 as filed with the Commission on
                           August 15, 2001).

    99.3                   Voting Agreements, dated as of October 30, 2000 among Ibero-American Media Partners II, Ltd., El Sitio,
                           Inc. and each of (i) IMPSAT Fiber Networks, Inc., (ii) Militello Limited, (iii) RC Limited, (iv) Roberto
                           Cibrian-Campoy, (v) Roberto Vivo-Chaneton, (vi) SLI.com Inc. and (vii) Tower Plus International.
                           (Incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062 as filed with the Commission on February 26, 2001).

    99.4                   Amendment to Voting Agreements, dated as of June 26, 2001, among Ibero-American Media Partners II, Ltd.,
                           El Sitio, Inc. and each of (i) IMPSAT Fiber Networks, Inc., (ii) Militello Limited, (iii) RC Limited,
                           (iv) Roberto Cibrian-Campoy, (v) Roberto Vivo-Chaneton, (vi) SLI.com Inc., and (vii) Tower Plus
                           International (incorporated herein by reference to El Sitio's current report on Form 6-K filed with the commission on June 27, 2001).

                         INDEX TO FINANCIAL STATEMENTS


Consolidated Financial Statements of Claxson Interactive Group Inc. and Subsidiaries......       F-2

Consolidated Financial Statements of Playboy TV International, LLC and Subsidiaries.......      F-22


INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Claxson Interactive Group Inc.:

We have audited the accompanying consolidated balance sheets of Claxson Interactive Group Inc. and subsidiaries (collectively, "Claxson") as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Claxson's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Claxson at December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Claxson will continue as a going concern. As described in Note 1 to the consolidated financial statements, Claxson's losses from operations, working capital deficiency and its default on debt raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida

March 15, 2002, (April 30, 2002 as to the effects of the default described in Notes 1 and 6, and June 12, 2002 as to Note 14)

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                                                            2000          2001
                                                                                                         ---------      ---------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................................................................     $  18,530      $  15,211
  Restricted investments ...........................................................................         4,319             --
  Accounts receivable, net .........................................................................        36,689         32,246
  Due from related parties .........................................................................         5,506          5,155
  Programming rights, net ..........................................................................         9,662             --
  Other current assets .............................................................................         7,907          7,903
                                                                                                         ---------      ---------
       Total current assets ........................................................................        82,613         60,515
PROPERTY AND EQUIPMENT, NET ........................................................................        42,431         31,902
PROGRAMMING RIGHTS, NET ............................................................................         9,188         11,295
INVESTMENTS IN UNCONSOLIDATED AFFILIATES ...........................................................         7,863          4,591
INVESTMENTS IN DEBT AND EQUITY SECURITIES ..........................................................         4,337          8,290
BROADCAST AND TELEVISION LICENSES, NET .............................................................        28,168         22,958
GOODWILL, NET ......................................................................................       183,765        133,413
OTHER ASSETS, NET ..................................................................................         9,085          6,312
                                                                                                         ---------      ---------
TOTAL ASSETS .......................................................................................     $ 367,450      $ 279,274
                                                                                                         =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable .................................................................................     $  16,513      $  16,502
  Accrued compensation .............................................................................         2,842          5,490
  Accrued interest .................................................................................         2,097          1,805
  Due to related parties ...........................................................................         3,827          7,521
  11% Senior Notes Due 2005 ........................................................................            --         79,546
  Other current liabilities ........................................................................         3,950          7,700
  Current portion of programming rights obligations ................................................        13,821          9,746
  Current portion of long-term debt ................................................................         9,467         11,114
  Unearned revenue .................................................................................         7,219          8,274
                                                                                                         ---------      ---------
       Total current liabilities ...................................................................        59,736        147,698
                                                                                                         ---------      ---------
LONG-TERM LIABILITIES:
  Programming rights obligations, net of current portion ...........................................         4,293          2,013
  Long-term debt, net of current portion ...........................................................       112,849         22,335
  Other long-term liabilities ......................................................................         8,054          4,475
                                                                                                         ---------      ---------
       Total long-term liabilities .................................................................       125,196         28,823
                                                                                                         ---------      ---------
MINORITY INTEREST ..................................................................................         2,053             --
                                                                                                         ---------      ---------
COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS' EQUITY:
Convertible preferred share; $1.00 par value; 15,000,000 shares authorized, issued and outstanding
  as of December 31, 2001 ..........................................................................            --         15,000
Common shares $1 par value; 50,000 shares authorized; 2,000 shares issued and outstanding  as of
  December 31, 2000 ................................................................................             2             --
Class A common shares; $0.01 par value; 30,000,000 shares Authorized, 18,677,993 shares issued and
  outstanding as of December 31, 2001 ..............................................................            --            187
Class C common shares; $1.00 par value; 2 shares Authorized, issued and outstanding as of December
  31, 2001 .........................................................................................            --             --
Class F common shares; $1.00 par value; 7 shares Authorized, issued and outstanding as of December
  31, 2001 .........................................................................................            --             --
Class H common shares; $1.00 par value; 1 share Authorized, issued and outstanding as of December
  31, 2001 .........................................................................................            --             --
Additional paid-in capital .........................................................................       254,540        246,456
Accumulated deficit ................................................................................       (45,247)      (130,133)
Accumulated other comprehensive income (loss) ......................................................       (28,830)       (28,757)
                                                                                                         ---------      ---------
       Total shareholders' equity ..................................................................       180,465        102,753
                                                                                                         ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........................................................     $ 367,450      $ 279,274
                                                                                                         =========      =========


                See notes to consolidated financial statements.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                               1999             2000           2001
                                                                             ---------       ---------       ---------

REVENUES:
  Subscriber-based fees ...............................................      $  47,827       $  58,096       $  60,756
  Advertising .........................................................         12,944          43,897          37,928
  Programming rights ..................................................            671              18              --
  Other ...............................................................          6,335           5,375           8,960
                                                                             ---------       ---------       ---------
     Total net revenues ...............................................         67,777         107,386         107,644
                                                                             ---------       ---------       ---------
OPERATING EXPENSES:
  Product, content and technology .....................................         28,004          43,232          43,399
  Marketing and sales .................................................         11,727          18,989          21,517
  Corporate and administration ........................................         15,636          23,376          25,652
  Depreciation and amortization .......................................         16,333          21,627          27,302
  Merger, restructuring and severance expenses ........................             --           1,000           4,864
                                                                             ---------       ---------       ---------
     Total operating expenses .........................................         71,700         108,224         122,734
                                                                             ---------       ---------       ---------
OPERATING LOSS ........................................................         (3,923)           (838)        (15,090)
                                                                             ---------       ---------       ---------
OTHER INCOME (EXPENSE):
  Interest expense ....................................................        (14,012)        (15,258)        (13,062)
  Interest income .....................................................          1,662           1,579             554
  Other ...............................................................           (729)         (1,198)         (4,629)
  Foreign currency exchange loss ......................................             --              --         (29,565)
                                                                             ---------       ---------       ---------
     Other income (expense), net ......................................        (13,079)        (14,877)        (46,702)
                                                                             ---------       ---------       ---------
LOSS BEFORE SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES, PROVISION
  FOR NON-U.S. INCOME TAXES AND MINORITY INTEREST .....................        (17,002)        (15,715)        (61,792)
SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES ..........................         (6,601)         (4,930)        (19,097)
                                                                             ---------       ---------       ---------
LOSS BEFORE PROVISION FOR NON-U.S. INCOME TAXES AND MINORITY INTEREST .        (23,603)        (20,645)        (80,889)
                                                                             ---------       ---------       ---------
PROVISION FOR NON-U.S. INCOME TAXES ...................................           (480)           (820)         (4,124)
                                                                             ---------       ---------       ---------
LOSS BEFORE MINORITY INTEREST .........................................        (24,083)        (21,465)        (85,013)
MINORITY INTEREST .....................................................            305              (4)            127
                                                                             ---------       ---------       ---------
NET LOSS ..............................................................        (23,778)        (21,469)        (84,886)
OTHER COMPREHENSIVE INCOME (LOSS):
  Unrealized gain (loss) from investment in equity securities .........        208,939        (233,572)         26,196
  Foreign currency translation ........................................           (218)         (3,979)        (26,123)
                                                                             ---------       ---------       ---------
  Other comprehensive income (loss), net ..............................        208,721        (237,551)             73
                                                                             ---------       ---------       ---------
COMPREHENSIVE INCOME (LOSS) ...........................................      $ 184,943       $(259,020)      $ (84,813)
                                                                             =========       =========       =========

BASIC AND DILUTED NET LOSS PER COMMON SHARE:

  Net loss ............................................................           N/A              N/A       $   (4.58)
                                                                                                             =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  Basic and diluted ...................................................           N/A              N/A          18,539
                                                                                                             =========


                See notes to consolidated financial statements.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                     IBERO-AMERICAN
                                                          MEDIA             CLAXSON INTERACTIVE
                                                         PARTNERS                GROUP
                                                     ----------------       -------------------
                                                     COMMON                 PREFERRED
                                                     SHARES    AMOUNT        SHARES     AMOUNT       COMMON SHARES    AMOUNT
                                                     ------    ------       ---------  --------      -------------   ---------

INITIAL CAPITAL CONTRIBUTIONS, DECEMBER
  31, 1998 (See Note 1) .........................       2       $ 2            --      $     --            --        $     --
  Capital contributions .........................      --        --            --            --            --              --
  Chilean Contribution (see Note 1) .............      --        --            --            --            --              --
  Settlement of programming rights
    Payable in an unconsolidated Affiliate ......      --        --            --            --            --              --
  Net loss ......................................      --        --            --            --            --              --
  Unrealized gain from investment in
    Equity securities ...........................      --        --            --            --            --              --
  Foreign currency translation ..................      --        --            --            --            --              --
                                                     ------     ----       ------       -------        ------        --------
BALANCE, DECEMBER 31, 1999 ......................       2         2            --            --            --              --
  Capital contributions .........................      --        --            --            --            --              --
  Capital contributions in anticipation
    of preferred shares .........................      --        --            --            --            --              --
  Net loss ......................................      --        --            --            --            --              --
  Unrealized loss from investment in
    Equity securities ...........................      --        --            --            --            --              --
  Foreign currency translation ..................      --        --            --            --            --              --
                                                     ------     ----       ------       -------        ------        --------
BALANCE, DECEMBER 31, 2000 ......................       2         2            --            --

  Capital contributions in anticipation
    of preferred shares .........................      --        --            --            --            --              --
  Share-based compensation ......................      --        --            --            --            --              --
  Distribution to Ibero-American Media
    Partners shareholders .......................      --        --            --            --            --              --
  Merger transaction ............................      (2)       (2)                                   18,539             185
  Issuance of common shares for
    acquisitions ................................      --        --            --            --           139               2
  Issuance of preferred shares ..................      --        --        15,000        15,000            --              --
  Net loss ......................................      --        --            --            --            --              --
  Change in unrealized gain from
    investment in Equity securities .............      --        --            --            --            --              --
  Change in foreign currency translation ........      --        --            --            --            --              --
                                                     ------     ----       ------       -------        ------        --------
BALANCE, DECEMBER 31, 2001 ......................               $--        15,000       $15,000        18,678        $    187
                                                     ======     ====       ======       =======        ======        ========


                                                                                        ACCUMULATED
                                                       ADDITIONAL                          OTHER
                                                        PAID-IN        ACCUMULATED     COMPREHENSIVE
                                                        CAPITAL          DEFICIT       INCOME (LOSS)      TOTAL
                                                       ----------      -----------     -------------   ---------

INITIAL CAPITAL CONTRIBUTIONS, DECEMBER
  31, 1998 (See Note 1) .........................      $ 103,627       $      --       $      --       $ 103,629
  Capital contributions .........................         77,309              --              --          77,309
  Chilean Contribution (see Note 1) .............         43,107              --              --          43,107
  Settlement of programming rights
    Payable in an unconsolidated Affiliate ......          1,916              --              --           1,916
  Net loss ......................................             --         (23,778)             --         (23,778)
  Unrealized gain from investment in
    Equity securities ...........................             --              --         208,939         208,939
  Foreign currency translation ..................             --              --            (218)           (218)
                                                       ---------       ---------       ---------       ---------
BALANCE, DECEMBER 31, 1999 ......................        225,959         (23,778)        208,721         410,904
  Capital contributions .........................         17,134              --              --          17,134
  Capital contributions in anticipation
    of preferred shares .........................         11,447              --              --          11,447
  Net loss ......................................             --         (21,469)             --         (21,469)
  Unrealized loss from investment in
    Equity securities ...........................             --              --        (233,572)       (233,572)
  Foreign currency translation ..................             --              --          (3,979)         (3,979)
                                                       ---------       ---------       ---------       ---------
BALANCE, DECEMBER 31, 2000 ......................        254,540         (45,247)        (28,830)        180,465

  Capital contributions in anticipation
    of preferred shares .........................          3,553              --              --           3,553
  Share-based compensation ......................            658              --              --             658
  Distribution to Ibero-American Media
    Partners shareholders .......................         (1,210)             --              --          (1,210)
  Merger transaction ............................          3,566              --              --           3,749
  Issuance of common shares for
    acquisitions ................................            349              --              --             351
  Issuance of preferred shares ..................        (15,000)             --              --              --
  Net loss ......................................             --         (84,886)             --         (84,886)
  Change in unrealized gain from
    investment in Equity securities .............             --              --          26,196          26,196
  Change in foreign currency translation ........             --              --         (26,123)        (26,123)
                                                       ---------       ---------       ---------       ---------
BALANCE, DECEMBER 31, 2001 ......................      $ 246,456       $(130,133)      $ (28,757)      $ 102,753
                                                       =========       =========       =========       =========


                See notes to consolidated financial statements.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                 1999              2000             2001
                                                                                --------         --------         --------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...............................................................        $(23,778)        $(21,469)        $(84,886)
 Adjustments to reconcile net loss to net cash (used
   In) provided by operating activities:
   Advertising time and other services in exchange for equity
      securities .......................................................              --           (5,504)              --
 Amortization of programming rights ....................................           6,350           11,112            8,836
 Share-based compensation ..............................................              --               --              658
 Depreciation and amortization .........................................          16,333           21,627           27,302
 Interest income accrued on notes receivable from shareholders .........            (578)            (400)              --
 Interest accretion ....................................................              --               --              321
 Preferred dividend receivable .........................................              --               --             (311)
  Loss on disposal of property and equipment ...........................              --               --            2,439
  Gain on sale of investment in unconsolidated subsidiary ..............              --               --             (478)
  Exchange rate losses .................................................              --               --           29,565
  Share of loss from unconsolidated affiliates .........................           6,601            4,930           19,097
  Minority interest ....................................................            (305)               4             (127)
  Changes in operating assets and liabilities:
    Accounts receivable, net ...........................................          (1,755)          (6,603)          (4,028)
    Acquisition of programming rights ..................................          (6,510)          (8,989)          (5,046)
    Due from related parties and other current assets ..................          (4,455)            (605)           4,135
    Other assets .......................................................             957              582            7,492
    Accounts payable, accrued expenses and other .......................          (7,855)           9,177           (2,935)
    Due to related parties .............................................          (7,261)           2,147            9,707
    Programming rights obligations .....................................           4,146           (2,470)          (6,368)
    Other long-term liabilities ........................................           4,758                5           (1,877)
                                                                                --------         --------         --------
  Net cash (used in) provided by operating activities ..................         (13,352)           3,544            3,496
                                                                                --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Redemption of restricted investments .................................           7,848            8,288            4,319
  Acquisition of property and equipment ................................          (5,143)         (14,296)          (6,288)
  Notes receivable from shareholders ...................................          (9,000)              --               --

  Acquisitions, net of cash acquired and transaction costs paid ........         (15,923)         (11,155)           8,788
  Investments in unconsolidated affiliates .............................          (5,512)          (6,118)         (10,078)
  Sale of investment in unconsolidated subsidiary ......................              --               --            5,014
  Investment in equity securities ......................................         (22,000)              --           (5,135)
                                                                                --------         --------         --------
  Net cash used in investing activities ................................         (49,730)         (23,281)          (3,380)
                                                                                --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings under long-term debt ........................           2,774           32,550            1,598
  Repayments of long-term debt .........................................          (4,331)         (35,522)          (9,693)
  Capital contributions ................................................          77,309           28,581            3,553
  Cash contributed in Chilean Contribution .............................             992               --               --
  Capital contribution from minority shareholder .......................              --            2,100               --
                                                                                --------         --------         --------
  Net cash provided by (used in) financing activities ..................          76,744           27,709           (4,542)
                                                                                --------         --------         --------
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH
  EQUIVALENTS ..........................................................            (218)          (3,979)           1,107
                                                                                --------         --------         --------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..............................          13,444            3,993           (3,319)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .........................           1,093           14,537           18,530
                                                                                --------         --------         --------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...............................        $ 14,537         $ 18,530         $ 15,211
                                                                                ========         ========         ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (See
  Note 13)


                See notes to consolidated financial statements.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


1.       BACKGROUND, GENERAL AND ORGANIZATION

         BACKGROUND -- Ibero-American Media Partners II, Ltd. ("Ibero-American Media Partners") was incorporated as a company in the Cayman Islands on July 28, 1998 and did not have any operations prior to December 31, 1998. Ibero-American Media Partners was a joint venture between a member of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"). The "Cisneros Group" is a name used to describe a group of investments, joint ventures, strategic alliances and companies that are engaged in diversified consumer businesses, including broadcast and pay television, direct-to-home satellite television, content production and other entertainment, media and communications enterprises, and that are associated with Ricardo J. and Gustavo A. Cisneros and trusts established by them for the benefit of themselves and members of their families. On December 31, 1998, a member of the Cisneros Group (the "Contributing Shareholder") contributed to Ibero-American Media Partners its ownership interest in certain entities in exchange for a 50% ownership interest in Ibero-American Media Partners. On the same date, Hicks Muse made a cash contribution of $78,900 in exchange for the remaining 50% ownership interest in Ibero-American Media Partners. Concurrent with these contributions, Ibero-American Media Partners purchased from the Contributing Shareholder its ownership interest in certain other entities for cash amounting to $78,900. These transactions have been recorded in the accompanying consolidated financial statements by carrying over the Contributing Shareholder's historical carrying value in the net assets contributed to the extent that the Contributing Shareholder continued to have an interest in the contributed assets (i.e., 50%). The net assets attributable to the purchase of a 50% ownership interest by Hicks Muse have been recorded at their estimated fair values. These transactions resulted in additional goodwill of $54,172 above the goodwill that had been originally recorded on the Contributing Shareholder's historical financial statements for previous acquisitions.

         GENERAL -- Claxson Interactive Group Inc. and subsidiaries (collectively, "Claxson", or the "Company"), a British Virgin Islands international business company, is a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson owns and operates several branded pay television channels, certain broadcast television and radio stations, and certain Internet assets throughout Ibero America. Claxson has significant operations in Argentina and Chile. Its headquarters and principal executive offices are located in Buenos Aires, Argentina. Claxson maintains a United States headquarters in Miami Beach, Florida. Claxson derives a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators that distribute Claxson's branded television channels throughout Ibero America. Claxson also generates revenues from the sale of advertising time and, to a lesser extent, management fees and other services.

         ORGANIZATION -- Claxson was incorporated as an international business company in the British Virgin Islands on October 16, 2000. Claxson was formed in a merger transaction which combined media assets contributed by Ibero-American Media Partners and El Sitio, Inc. ("El Sitio") and certain other media assets contributed by members of the Cisneros Group.

         As the former shareholders of Ibero-American Media Partners became the majority shareholders in Claxson, Ibero-American Media Partners was deemed to be the acquiror for accounting purposes. Accordingly, the contribution to Claxson of all of the shares of the subsidiaries of Ibero-American Media Partners has been recorded in the consolidated balance sheet at historical carrying value. As the accounting acquiror the historical financial statements of Ibero-American Media Partners are presented as the financial statements of Claxson preceding the transaction.

         The merger of El Sitio into a subsidiary of Claxson and the contribution of 100% interest in Rainbow Heights International, Ltd., 208 shares of ARTISTdirect Inc.("ARTISTdirect"), a 50% interest in AEI Collingham Holdings Co. Ltd. ("AEI joint venture"), and an 80.1% interest in Playboy TV International and PTVI US LLC (collectively "Playboy TV International") to Claxson has been recorded in accordance with the purchase method of accounting in the consolidated balance sheet at estimated fair value (other than the 18% of El Sitio already owned by Ibero-American Media Partners). Fair value was determined by reference to El Sitio's average share price before and after execution and delivery of the amendments relating to the combination agreement.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         GOING CONCERN - Claxson incurred net losses of $84,886 for the year ended December 31, 2001, and has a working capital deficiency of $87,183 as of December 31, 2001. Claxson has also been negatively affected by the devaluation and economic situation in Argentina, where Claxson has significant operations and, as a result, has defaulted on the April 30, 2002 interest payment of the $80,000 11% Senior Notes due 2005 (the "Notes"). The default accelerates the maturity of the Notes and accordingly, the Notes have been classified as current at December 31, 2001. The potential inability of Claxson to meet its obligations when due raises substantial doubt as to Claxson's ability to continue as a going concern for a reasonable period of time. In an effort to improve its financial position, Claxson is taking certain steps including the disposition of non-strategic assets and the restructuring of some of its subsidiaries' debt including renegotiations of applicable covenants. The failure or inability of Claxson to successfully carry out these plans could ultimately have a material adverse effect on the financial position of Claxson and its ability to meet its obligations when due. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION -- The accompanying consolidated financial statements include the accounts of Claxson and its wholly and majority owned and controlled subsidiaries from the date of acquisition/contribution. All significant intercompany accounts and transactions have been eliminated in consolidation. The following are Claxson's principal subsidiaries:

         -        Imagen Satelital S.A. ("Imagen"), 100% owned;

         -        Ibero-American Media Holdings Chile S.A. and subsidiaries,
                  100% owned;

         -        Canal Joven S.A., 100% owned;

         - Claxson USA Inc. (formerly known as Cisneros Television Services, Inc.) and subsidiaries, 100% owned;

         -        Carson International Ltd., 100% owned;

         -        El Sitio, Inc., 100% owned; and

         -        Rainbow Heights International Ltd., 100% owned.

         Claxson also has several unconsolidated operating subsidiaries. Claxson, through several holding companies, holds a 50% interest in The Locomotion Channel and Locomotion Channel B.V. (collectively, "Locomotion"), a 50% interest in AEI joint venture, a 33.34% interest in Sociedad Torre Conjunto Cerro San Cristobal S.A. ("San Cristobal") and a 50% interest in Latin America Internet Company ("ARTISTdirect joint venture"). Locomotion, AEI joint venture, San Cristobal and ARTISTdirect joint venture are not controlled by Claxson and are therefore, accounted for under the equity method of accounting.

         Claxson also holds an 80.1% interest in Playboy TV International; and a 81% interest in Playboy TV Latin America LLC, Playboy TV B.V. and PTVLA U.S. LLC (collectively, "Playboy TV Latin America"). Contractually, Claxson does not control Playboy TV International or Playboy TV Latin America and, therefore, accounts for its interest in Playboy TV International and Playboy TV Latin America under the equity method of accounting. The minority owner in Playboy TV International and Playboy TV Latin America has the right to purchase an additional ownership interest of 30% which would increase its total ownership interest to 50% in Playboy TV International and Playboy TV Latin America, as well as substantive participating rights, including approval of the annual budget and appointment of the general manager.

         USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS -- The fair value of financial instruments held by Claxson is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amounts of cash equivalents, accounts receivable and payable, accrued expenses, due to related parties and other current liabilities approximates their fair value due to their short-term nature. The carrying amount of restricted investments and investment in equity securities approximates fair value based on current market prices and rates. The carrying amount of long-term liabilities, other than Imagen's 11% Senior Notes due 2005, approximates fair value as determined based on rates estimated by Claxson to be currently available from other lenders. The fair value of Imagen's 11% Senior Notes due 2005, which is carried at $79,546, approximates $32,000 as of December 31, 2001 as determined based on quoted market prices.

         FOREIGN CURRENCY TRANSLATION -- Management has determined that the Argentine peso ("ARS") is the functional currency of the Argentine subsidiaries and the Chilean peso is the functional currency of the Chilean subsidiaries. The financial statements of these subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Certain assets and liabilities of these non-U.S. subsidiaries are denominated in currencies other than the functional currency; transaction gains and losses on those assets and liabilities are included in the determination of income(loss) for the relevant periods. Adjustments resulting from the translation of the financial statements from their functional currency to U.S. dollars are accumulated as other comprehensive income (loss) within shareholders' equity and are not included in the determination of income(loss) for the relevant periods.

         The decision of the Argentine Government in December of 2001, to preclude exchanges of ASS and U.S. dollars created a condition of non-exchangeability, which resulted in Claxson using the first subsequent free-floating rate (ARS 1.65 per U.S. dollar) for which transactions could be settled to remeasure Claxson's Argentine subsidiaries' financial position and results of operations. This resulted in a remeasurement loss of approximately $29,565, which is reflected in net loss on foreign exchange in the accompanying consolidated statements of operations.

         CURRENCY RISKS -- Beginning in December of 2001 the Argentine Government took several measures that effected the exchange rate of the ARS, the transfer of funds, and the denomination of contracts in currencies other than the ARS. The Argentine Government restricted the withdrawal of funds and froze time deposits and savings accounts for a period between six months to three years. All contracts between Argentine private parties previously denominated in foreign currencies were converted to ARS.

         Numerous uncertainties exist surrounding the ultimate resolution of Argentina's economic and political instability and actual results could differ from those estimates and assumptions utilized. The Argentine economic and political situation continues to evolve and the Argentine Government may enact future regulations or policies that, when finalized and adopted, may adversely and materially impact, among other items, (i) the realized revenues that Claxson receives for services offered in Argentina; (ii) the timing of cash flows from Argentine companies to Claxson subsidiaries; (iii) Claxson's asset valuations; and (iv) Claxson's ARS-denominated monetary assets and liabilities.

         RISK MANAGEMENT -- Claxson currently operates in countries throughout Ibero America, and principally in Argentina and Chile. Claxson's financial performance may be affected by inflation, exchange rates and controls, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting the Latin American countries in which Claxson operates. Additionally, a significant portion of the debt has a fixed interest rate thereby limiting Claxson's interest rate risk exposure. Accordingly, Claxson does not enter into derivative transactions to hedge against these potential risks. As a result, the January 1, 2001 implementation of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, did not have a material impact on Claxson's consolidated financial position, results of operations, or cash flows.

         CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash and interest-bearing deposits held in banks with an original maturity date of three months or less when acquired.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         RESTRICTED INVESTMENTS -- Restricted investments are accounted for under the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Restricted investments consist of investments in United States Treasury Notes and have been pledged as security for the payment of interest on Imagen's 11% Senior Notes due 2005 described in Note 6. Restricted investments have been classified as "held-to-maturity" in accordance with the provisions of SFAS No. 115 and are carried at cost. Restricted investments were used to pay the April 2001 interest payment due on the 11% Senior Notes due 2005.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE -- Claxson carries accounts receivable at the amount it deems to be collectible. Accordingly, Claxson provides allowances for accounts receivable deemed to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount. The activity for the allowance for doubtful accounts receivable is as follows:


                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                           1999            2000             2001
                                                         --------         -------         -------
        Beginning balance..............................  $ 10,285         $ 3,494         $ 4,460
        Acquired allowances                                    --              --           2,631
        Provision......................................     3,494           3,994           4,379
        Write-offs, net................................   (10,285)         (3,028)         (1,523)
        Exchange rate effect                                   --              --          (3,239)
                                                         --------         -------         -------
        Ending balance.................................  $  3,494         $ 4,460         $ 6,708
                                                         ========         =======         =======


         PROGRAMMING RIGHTS --Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights. Programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods and anticipated usage of the program. Expected amortization for the year ending December 31, 2002 is estimated to amount to $5,905. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Claxson reduces the carrying value of the related programming rights accordingly. Claxson believes that these policies conform to Statement of Position No. 00-2, Accounting by Producers or Distributors of Films.

         PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less accumulated depreciation and amortization. Property and equipment, other than leasehold improvements, is depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the respective improvement. Property and equipment is being depreciated or amortized, as the case may be, as follows:


         Buildings...................................        20 -- 50 years
         Equipment...................................         3 -- 10 years
         Leasehold improvements......................         5 -- 7 years


         INVESTMENTS IN DEBT AND EQUITY SECURITIES -- Claxson accounts for its investments in accordance with the provisions of SFAS No. 115. Claxson's investments in equity securities have been classified as available for sale and accordingly are recorded at fair value. Unrealized gains or losses are reported as a net amount in a separate component of shareholders' equity until realized. Claxson's investments in equity securities are as follows:


                                                                    DECEMBER 31,
                                                             -------------------------
                                                               2000              2001
                                                             --------           ------
          Investment at fair value.......................    $  4,337           $8,290
          Investment at original cost....................      28,970            6,727
                                                             --------           ------
          Unrealized gain (loss) from investment.........    $(24,633)          $1,563
                                                             ========           ======

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         Claxson's investments in equity securities are subject to equity price risk. Claxson has not taken any actions to hedge this market risk exposure.

         In March 2001, Claxson invested $5,135 (including expenses) in Series A Convertible Preferred Stock of Playboy.com, Inc. (the "Series A Preferred Stock"). Holders of the Series A Preferred Stock are entitled to receive non-cumulative dividends at an annual rate of 8%. The Series A Preferred Stock may be redeemed for cash upon election by the holder after the fifth anniversary of the date of issuance. Each share of Series A Preferred Stock may be converted, as specified in the agreement, into common stock of Playboy.com, Inc.. Claxson accounts for its investment in the Series A Preferred Stock at cost plus accrued dividends. As of December 31, 2001, accrued dividends on the Series A Preferred Stock amounted to $311.

         As of December 31, 2000 the investment in equity securities included an approximate 18% ownership interest in El Sitio. These shares were eliminated as part of the combination as further discussed in Notes 1 and 3.

         INTANGIBLE AND OTHER ASSETS -- Goodwill is being amortized on a straight-line method over a 20-year period. As of December 31, 2000 and 2001, accumulated amortization of goodwill amounted to $16,972 and $31,196, respectively. Broadcast and television licenses are being amortized on a straight-line method over periods ranging from 5 to 30 years. As of December 31, 2000 and 2001, accumulated amortization of broadcast television and radio licenses amount to $3,858 and $8,210, respectively. Other assets primarily consist of debt issue costs. Debt issue costs primarily resulted from the issuance of Imagen's 11% Senior Notes due 2005, discussed in Note 6, and are being amortized using a method that approximates the effective interest method. As of December 31, 2000 and 2001, accumulated amortization of debt issue costs amounted to $1,565 and $1,471, respectively. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets are less than their carrying value. Measurement of any impairment loss would be based on discounted operating cash flows, which represents management's estimate of fair value.

         In accordance with SFAS No. 142, Claxson discontinued the amortization of goodwill effective January 1, 2002. The following is a reconciliation of net loss and loss per share reported in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) to the pro forma amounts adjusted for the exclusion of goodwill amortization. The pro forma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization on net loss and loss per common share and are for comparative purposes only.


                                                                  YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                           1999            2000           2001
                                                         --------        --------        --------

     Reported net loss...........................        $(23,778)       $(21,469)       $(84,886)
     Add: goodwill amortization..................           7,093           9,879           8,935
                                                         --------        --------        --------
     Adjusted net loss...........................        $(16,685)       $(11,590)       $(75,951)
                                                         ========        ========        ========

     Net loss per common share basic and diluted.             N/A             N/A        $  (4.58)
     Add: goodwill amortization..................             N/A             N/A            0.48
                                                         --------        --------        --------
     Adjusted net loss per common share basic and
       diluted...................................             N/A             N/A        $  (4.10)
                                                         ========        ========        ========


         REVENUE RECOGNITION -- Claxson, through its subsidiaries, enters into distribution agreements with cable and direct-to-home distributors pursuant to which it receives monthly subscriber-based fees. The subscriber-based fee is recognized as revenue as Claxson provides the television services to the distributor. Advertising revenue is recognized at the time the advertisement is aired. Revenue from the licensing of programming rights are recognized ratably over the license period when a contractual obligation exists. Other revenue consists of fees for playback, library, satellite, dubbing, subtitling and back office services which are recognized as the services are performed. Claxson believes that its revenue recognition policies conform to Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         For the years ended December 31, 1999, 2000 and 2001, customer A accounted for 18%, 10% and 6% of net revenues; respectively. For the years ended December 31, 1999, 2000 and 2001, customer B accounted for 14%, 9% and 8% of net revenues, respectively. For the year ended December 31, 2000 and 2001, customer C accounted for 12% and 16% of net revenues, respectively.

         SHARE-BASED COMPENSATION -- SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for employees under share-based compensation plans at fair value. Claxson has chosen to continue to account for share-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for share options issued to employees are measured as the excess, if any, of the fair value of Claxson's common shares at the date of grant over the amount an employee must pay for the common shares. On January 17, 2001, certain employees of various entities that comprise Claxson received 50,000 restricted shares of Claxson. The shares vested immediately and were issued at no cost to such employees. Compensation expense of $658 has been recorded at the date of grant, based on the fair value of the shares at the date of grant.

         ADVERTISING EXPENSES -- Claxson expenses advertising costs as incurred. Advertising expenses totaled $3,794, $5,739 and $4,613 for the years ended December 31, 1999, 2000 and 2001, respectively.

         MERGER, RESTRUCTURING AND SEVERANCE EXPENSES -- Merger, restructuring and severance expenses consist primarily of severance cost related to organizational changes undertaken to take advantage of the synergies among the different business units and the corporate and administration areas of Claxson as a result of the merger transaction. Claxson has recorded such costs as they have been incurred. Claxson recorded approximately $700 in merger, restructuring and severance expense during the first quarter of 2002 and does not expect to record significant merger, structuring and severance expenses for the remainder of 2002.

         INCOME TAXES -- Claxson's subsidiaries that are subject to income taxes account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arises (subject to a valuation allowance with respect to any tax benefits not expected to be realized).

         NET LOSS PER COMMON SHARE -- Basic net loss per common share is computed based on the average number of common shares outstanding and diluted net loss per common share is computed based on the average number of common shares outstanding and, when dilutive, potential common shares from share options and warrants to purchase common shares using the treasury stock method and from convertible securities using the if-converted basis. Net loss per common share has been presented only for the year ended December 31, 2001 as the capital structure of the accounting acquiror is not comparable to that of Claxson. See Note 3 for pro forma disclosure of net loss per common share.

         NEW ACCOUNTING PRONOUNCEMENTS -- In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations. SFAS No. 141 eliminates the pooling of interest method and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also establishes specific criteria regarding the allocation of the purchase price between intangible assets and goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material effect on Claxson's results of operations or financial position.

         In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually on a basis set forth in SFAS No. 142. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives and reviewed for impairment under existing accounting literature. The provisions of this Statement are required to be applied by Claxson on January 1, 2002. The Statement requires an initial impairment test for goodwill and

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


intangible assets with indefinite useful lives on the date of adoption. Claxson has not yet determined if any impairment charge will result from the adoption of this Statement. Amortization of goodwill was $7,093, $9,879, and $8,935 for the years ended December 31, 1999, 2000 and 2001, respectively.

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the recognition of legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset, and the associated asset retirement costs in the period in which it is incurred if a reasonable estimate of fair value can be made. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on Claxson's financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The statement provides additional guidance on accounting for discontinued operations and resolves other implementation issues related to SFAS No. 142. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement generally are to be applied prospectively. Claxson is currently evaluating whether adoption of SFAS No. 144 will have a material effect on Claxson's financial position or results of operations.

         In December 2001, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 2001 and should be applied prospectively. Claxson is currently evaluating whether the adoption of SOP 01-6 will have a material effect on Claxson's financial position or results of operations.

         RECLASSIFICATIONS -- Certain amounts in the consolidated financial statements previously presented have been reclassified to conform to the presentation for the current period.

3.       ACQUISITIONS AND DISPOSITIONS

         As discussed in Note 1, Claxson was formed in September of 2001 through a combination and merger of Ibero-American Media Partners, El Sitio and certain other media assets of the Cisneros Group. The contribution of the assets of Ibero-American Media Partners, the accounting acquiror, has been recorded at historical carrying value. The contribution of El Sitio, Rainbow Heights International, Ltd., ARTISTdirect, AEI joint venture, and Playboy TV International has been recorded at estimated fair value. Claxson issued 5,505 shares with a fair market value of $39,097 for the contribution of assets to Ibero-American Media Partners. The purchase price allocation of the fair market value is as follows:


         Cash and cash equivalents...................         $15,793
         Accounts receivable, net....................           8,174
         Other current assets........................           4,191
         Property and equipment, net.................           2,400
         Investment in unconsolidated affiliates.....          12,315
         Investment in debt and equity securities....           1,240
         Other assets, net...........................           2,897
         Assumed liabilities.........................          (7,913)
                                                              -------
         Total                                                $39,097
                                                              =======

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         The transaction was completed on September 21, 2001, and accordingly, the accompanying financial statements include the results of operations from the contributed assets for the period from that date to December 31, 2001. The pro forma information below displays the statements of operations as though the transaction had occurred as of the beginning of each period presented. For comparative purposes, Claxson calculated net loss per common share for each period presented using the weighted average number of common shares as of December 31, 2001.


                                                            YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------
                                                     1999             2000            2001
                                                   --------        ---------       ---------

Revenues....................................       $ 91,736        $ 128,236       $ 113,796
Operating loss..............................        (39,152)         (73,454)        (60,595)
Net loss....................................        (70,145)        (123,788)       (167,046)
Net loss per common share...................          (3.78)           (6.68)          (9.01)


         In 2000, Claxson acquired the assets of two independent radio stations in Chile for approximately $11,200 in cash and a payable to sellers amounting to $100. These acquisitions were recorded using the purchase method of accounting. The purchase price was primarily allocated to broadcast radio licenses.

         In 2001, Claxson acquired four entities for a total purchase price of $3,775, consisting of $925 in cash, $335 in advertising time, $351 in Claxson Stock (139 Shares) and $2,164 in notes payable and assumption of debt. The assets of the entities acquired consisted primarily of distribution rights for a fashion oriented pay television channel (FTV) in Latin America and a 51% interest in an advertising representation entity in Brazil (Star TV). The shares have been designated for issuance but have not been transmitted as of December 31, 2001.

         SALE OF UNCONSOLIDATED AFFILIATE -- On May 11, 2001, Kedar Enterprises Ltd., a subsidiary of Claxson, entered into an agreement with Caribbean Communications Networks Limited ("CCN") for the purchase by the CCN Group Employees Share Ownership Plan of Kedar Enterprises' entire equity stake in CCN for a purchase price of $5,000. The transaction resulted in a gain of approximately $600.

4.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:


                                                                  DECEMBER 31,
                                                            ------------------------
                                                              2000            2001
                                                            --------        --------

        Land and buildings..........................        $ 16,545        $ 11,133
        Equipment and software......................          30,428          51,683
        Leasehold improvements......................           1,145           7,642
                                                            --------        --------
             Total..................................          48,118          70,458
        Less accumulated depreciation and
          amortization..............................         (11,502)        (38,556)
        Production facility in progress.............           5,815              --
                                                            --------        --------
        Property and equipment, net.................        $ 42,431        $ 31,902
                                                            ========        ========


5.       INVESTMENT IN UNCONSOLIDATED AFFILIATES

         Combined condensed financial information of significant investees as of December 31, 2000, and 2001 and for the years ended December 31, 1999, 2000 and 2001, is as follows:

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


BALANCE SHEET INFORMATION:


                                                               DECEMBER 31,
                                                          ---------------------
                                                           2000          2001
                                                          -------       -------

        Current assets..............................      $25,133       $25,975
        Non-current assets..........................       15,413        69,357
                                                          -------       -------
             Total assets...........................      $40,546       $95,332
                                                          =======       =======

        Current liabilities.........................      $16,007       $27,569
        Non-current liabilities.....................        2,874        46,115
        Equity......................................       21,665        21,648
                                                          -------       -------
             Total liabilities and equity...........      $40,546       $95,332
                                                          =======       =======

        Claxson's investment in unconsolidated
          affiliates................................      $ 7,863       $ 4,591
                                                          =======       =======


STATEMENTS OF OPERATIONS INFORMATION:


                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1999          2000          2001
                                                            --------       --------      --------

        Revenues....................................        $ 40,812       $ 44,346      $ 57,658
        Expenses....................................         (47,105)       (48,799)      (84,001)
        Other.......................................          (2,278)          (670)       (4,437)
                                                            --------       --------      --------
             Net loss...............................        $ (8,571)      $ (5,123)     $(30,780)
                                                            ========       ========      ========

        Claxson's share of loss from unconsolidated
          affiliates................................        $ (6,601)      $ (4,930)     $(19,097)
                                                            ========       ========      ========


6.       LONG-TERM DEBT

         Long-term debt consists of the following:


                                                                 DECEMBER 31,
                                                           ----------------------
                                                             2000           2001
                                                           --------      --------

        11% Senior Notes due 2005 (effective rate
          of 11.5%).................................       $ 79,410      $ 79,546
        Syndicated bank facilities..................         32,262        27,205
        Other long-term debt........................         10,644         6,244
                                                           --------      --------
             Total..................................        122,316       112,995
        Less 11% Senior Notes due 2005                          ---       (79,546)
        Less current portion of long-term debt......         (9,467)      (11,114)
                                                           --------      --------
        Long-term debt, net of current portion......       $112,849      $ 22,335
                                                           ========      ========


         11% SENIOR NOTES DUE 2005 -- In April 1998, Imagen issued $80,000 principal amount of 11% Senior Notes due 2005. The net proceeds (after deducting certain fees and expenses incurred in connection with the issuance of the Notes ) amounted to approximately $79,000. Interest on the Notes is payable semiannually. The indenture to the 11% Senior Notes due 2005 contains various covenants certain of which, among other things, restrict the ability of Imagen to incur additional indebtedness and pay dividends. On April 30, 2002, Imagen announced that it would not make the interest payment on the

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


Notes. The default accelerates the maturity of the Notes and accordingly, the Notes have been classified as current at December 31, 2001.

         SYNDICATED BANK FACILITIES -- In Chile, syndicated bank facilities consist of a term loan in the amount of $35,000 and a revolving line of credit in the amount of $5,000. The facilities mature through 2005, are collateralized by Claxson's Chilean radio assets, and are guaranteed by Claxson's direct Chilean subsidiary. Interest is payable quarterly at the local country prime lending rate plus 2.50%, (8.36%, and 6.74% as of December 31, 2000 and 2001, respectively). The facilities contain customary restrictive covenants.

         OTHER LONG-TERM DEBT -- Other long-term debt bears interest at rates ranging from 7% to 10% and has maturity dates ranging from 2001 through 2005. Certain other long-term debt is issued and collateralized by the assets of one of Claxson's consolidated subsidiaries.

         Aggregate maturities of long-term debt are as follows:


        YEAR ENDED DECEMBER 31,
        2002........................................       $ 90,660
        2003........................................          9,988
        2004........................................          8,137
        2005........................................          4,210
                                                           --------
             Total..................................       $112,995
                                                           ========


7.       INCOME TAXES

         Certain subsidiaries of Claxson are subject to income taxes in various countries at statutory rates ranging from 15% to 35%. The provision for non-U.S. income taxes is as follows:


                                                                       YEAR ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                  1999          2000          2001
                                                                  ----         -----        ------

         Current.....................................             $231         $ 933        $  756
         Deferred....................................              249          (113)        3,368
                                                                  ----         -----        ------
              Total provision for income taxes.......             $480         $ 820        $4,124
                                                                  ====         =====        ======

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the assets and revenues of the Argentine subsidiaries comprise 47% and 61%, respectively, of the total assets and net revenues of Claxson at December 31, 2001, the following reconciliation has been prepared utilizing the Argentine statutory tax rate.


                                                                             YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------------------
                                                               1999                   2000                     2001
                                                        -----------------       -----------------       ------------------
                                                         AMOUNT        %        AMOUNT         %         AMOUNT        %
                                                        -------       ---       -------       ---       --------       ---

Expected tax benefit using statutory tax Rate ....      $(8,261)      (35)      $(7,226)      (35)      $(28,311)      (35)
Adjustment for operating losses in taxable
  jurisdictions ..................................        3,357        14         4,899        24          5,637         7
Adjustment for operating losses in
  non-taxable jurisdictions ......................        4,146        18         4,358        21         12,185        15
Non-deductible goodwill in Argentina .............        1,192         5         1,262         6          2,504         3
Utilization of prior year losses in Argentina ....           --        --          (859)       (4)        (2,634)       (3)
Effect of differences in rates from Chile ........          (36)       (1)         (953)       (5)        (1,198)       (1)
Effects of change in valuation allowance .........           --        --            --        --         16,038        19
Equivalent of the alternative minimum tax in
  Argentina ......................................          142         1          (699)       (3)            --        --
Other items ......................................          (60)       --            38        --            (97)       --
                                                        -------       ---       -------       ---       --------       ---
    Total ........................................      $   480         2       $   820         4       $  4,124         5
                                                        =======       ===       =======       ===       ========       ===


         Deferred income tax assets (liabilities) are reflected in other assets at December 31, 2000 and in other liabilities at December 31,2001 in the accompanying balance sheets and consist of the following:


                                                                   DECEMBER 31,
                                                          ----------------------------
                                                            2000                2001
                                                          -------             --------

        Net operating loss carryforwards .....            $ 5,705             $ 10,403
        Intangible assets ....................             (1,193)                (557)
        Foreign currency losses ..............                 --               10,541
        Property, equipment, and other .......              1,733                1,162
                                                          -------             --------
             Total ...........................              6,245               21,549
        Valuation allowance ..................             (5,705)             (21,743)
                                                          -------             --------
        Net deferred tax asset (liability) ...            $   540             $   (194)
                                                          =======             ========


8.       SHARE OPTION PLAN

         In late 2001, Claxson adopted the 2001 Share Incentive Plan (the "Plan"), pursuant to which 930,000 common shares were reserved for issuance upon exercise of options. Options granted under the Plan are nonstatutory share options and have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees, directors and consultants. The Compensation Committee of Claxson's Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of Claxson, including directors (whether or not they are employees) and executive officers of Claxson or affiliated companies. The Plan will terminate in , 2011, unless sooner terminated by the Board of Directors.

         As of December 31, 2001 no shares had been granted under the plan.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


9.       PREFERRED SHARES

         Claxson issued an aggregate of 15,000,000 preferred shares as follows:
8,400,000 to the Cisneros Group; and 6,600,000 to Hicks Muse. These preferred shares are convertible, commencing 12 months after completion of the transaction, into Class A common shares at a conversion ratio per share equal to the greater of $20.00 and the fair market value of the Class A common shares on the date of conversion. The preferred shares vote with the Class A common shares.

10.      SEGMENT INFORMATION

         Claxson currently has three business segments: pay television, broadcast television and radio; and internet and broadband. These segments are consistent with the manner in which senior management analyzes and manages Claxson's businesses. The primary measure used by senior management in analyzing and managing its business segments is operating income (loss). Segment information is as follows:


                                                             BROADCAST
                                            PAY              TELEVISION        BROADBAND
                                         TELEVISION          AND RADIO        AND INTERNET        CORPORATE            TOTAL
                                         ----------          ----------       ------------        ---------          ---------

Year Ended December 31, 1999
  Total net revenues ...........          $  63,415           $  4,362                 --               --           $  67,777
  Operating income (loss) ......             (5,348)             1,425                 --               --              (3,923)
  Net loss .....................            (21,915)            (1,863)                --               --             (23,778)
  Total assets .................            492,682             99,151                 --               --             591,833
Year Ended December 31, 2000
  Total net revenues ...........          $  72,953           $ 34,433                 --               --           $ 107,386
  Operating income (loss) ......             (3,254)             2,416                 --               --                (838)
  Net loss .....................            (19,947)            (1,522)                --               --             (21,469)
  Total assets .................            268,185             99,265                 --               --             367,450
Year Ended December 31, 2001
  Total net revenues ...........          $  77,960           $ 28,933           $    751          $    --           $ 107,644
  Operating loss ...............             (3,308)            (2,060)            (4,807)          (4,915)            (15,090)
  Net loss .....................            (65,390)            (8,226)            (6,355)          (4,915)            (84,886)
  Total assets .................            172,239             83,542             23,493               --             279,274


         A substantial portion of Claxson's pay television and broadband and internet assets and operations are based in Argentina. Claxson's broadcast television and radio assets and operations are primarily based in Chile.

11.      COMMITMENTS AND CONTINGENCIES

         COMMITMENTS -- Claxson contracts for certain services (up-linking of signals) and leases transponder capacity on certain satellites, office and warehouse space and equipment under agreements expiring at various dates through 2009. For the years ended December 31, 1999, 2000 and 2001, lease expense incurred by Claxson for these items totaled $3,914, $4,663, and $4,946 respectively.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         Aggregate future minimum payments under these noncancelable agreements are as follows:


        TWELVE MONTHS ENDED DECEMBER 31
          2002......................................        $ 5,777
          2003......................................          5,659
          2004......................................          4,950
          2005......................................          4,462
          2006......................................          4,483
        Thereafter..................................          8,486
                                                            -------
             Total..................................        $33,817
                                                            =======


         LEGAL PROCEEDINGS -- The Chilean Antitrust General Attorney is conducting a general investigation regarding the level of concentration in the radio broadcasting industry in Chile. On February 17, 2000, the Commission asked Radio Chile to provide certain information regarding its business and operations. On March 31, 2000, Radio Chile complied with this request and submitted the requested information, which was submitted by Radio Chile on September 11, 2001. Claxson cannot predict the outcome of this investigation or whether the investigation will lead to further information requests or other actions by the Commission that might affect Radio Chile.

         Four civil complaints were filed between June and July 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio's initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose certain alleged actions on the part of the underwriters. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. Claxson believes that the allegations in the complaints relating to it and its directors and principal executive officers are without merit, and intends to defend vigorously itself and its directors and principal executive officers in these cases.

         On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of our subsidiary, Osite Informatica Ltda., in a suit for taxes alleged to be due by O Site Entertenimientos Ltda. in the amount of 1,100 reals (approximately $473). Based on preliminary assessments of our Brazilian tax advisors, we anticipate that this appeal will be dismissed and that the lower court ruling upheld.

         On September 15, 2000, New Yetem, S.A. filed a petition, technically called "beneficio de litigar sin gastos" requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of El Sitio Argentina, S.A., a subsidiary of Claxson, to provide details on the transaction since a merger could jeopardize New Yetem's ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Camara Nacional de Apelaciones en lo Comercial upheld the lower court's decision in favor of El Sitio Argentina on February 7, 2001. As of June 2002 New Yetem has filed a claim against El Sitio for U.S.$14 million. Counsel has advised that they believe New Yetem's claims are without merit, and Claxson intends to defend this claim vigorously. Nonetheless, if New Yetem should prevail, Claxson believes the actual damages are likely to be much lower than the U.S.$14 million claimed in damages.

         From time to time, Claxson is involved in certain litigation. Management believes that the ultimate outcome of any such litigation will not be significant to its financial position, results of operations or cash flows.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


12.      RELATED PARTY TRANSACTIONS

         MANAGEMENT SERVICES -- A subsidiary of Claxson performs management services for certain affiliates, including: cash management; accounting and financial reporting; facilities management and affiliated and advertising sales. For performing sales services, these affiliates pay Claxson a fee for service, exclusive of any advertising agency commission or discount. The Kitchen Inc., a subsidiary of Claxson, provides network playout, post-production services and language dubbing to affiliates and third parties. For the years ended December 31, 1999, 2000 and 2001, Claxson earned management and other service fees (included in other revenues) from these affiliates amounting to $7,459, $7,055 and $9,566, respectively. Included in due from related parties as of December 31, 2000 and 2001 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $3,716 and $3,369, respectively.

         REVENUES -- For the years ended December 31, 1999, 2000 and 2001, Claxson derived subscriber-based fees amounting to $16,153, $22,793 and $24,581, respectively, from affiliated distributors. Included in accounts receivable as of December 31, 2000 and 2001 is $9,413 and $10,245, respectively, due from these affiliates.

         EXPENSES -- For the year ended December 31, 2001 Claxson incurred expenses amounting to $1,009 to affiliated distributors and service providers. Including in accounts payable as of December 31, 2001 is $281 to these entities. Claxson did not incur significant expenses to these affiliated entities prior to 2001.

         Claxson has agreed to pay advisory fees to certain shareholders. Advisory fees incurred in relationship to the agreement amounted to $97 for the year ended December 31, 2001 and are outstanding as of year end.

         During 2001, Claxson acquired approximately 3% of the minority interest in one of its consolidated subsidiaries from certain officers. The purchase price for such interest was approximately $3,900, of which approximately $3,700 is reflected as an accounts payable as of December 31, 2001.

13.      SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

         ACQUISITIONS-- See Note 3.

         UNREALIZED GAIN (LOSS) FROM INVESTMENT IN EQUITY SECURITIES -- See
Note 2.

         INVESTMENTS IN EQUITY SECURITIES -- See Note 2.

         SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -- For the years ended December 31, 1999, 2000 and 2001, cash paid for income taxes amounted to $1,222, $809 and $1,006, respectively.

         For the years ended December 31, 1999, 2000 and 2001, cash paid for interest amounted to $12,948, $14,138 and $12,695, respectively.

14.      SUBSEQUENT EVENTS

         11% SENIOR NOTES DUE 2005 --Banc of America Securities LLC, an investment banking firm has been engaged to provide financial advisory services and to assist the company in evaluating restructuring alternatives.(See Notes 1 and 6)

         SALE OF UNCONSOLIDATED AFFILIATE -- On May 17, 2002, CGP, Inc. and Santori N.V., subsidiaries of Claxson, entered into an agreement with a subsidiary of Corus Entertainment Inc. ("Corus") for the purchase by Corus of CGP, Inc. and Santori N.V.'s entire equity stake in The Locomotion Channel and The Locomotion Channel B.V. for a purchase price of $10,500 subject to a holdback in the event of economic changes that may impact revenue projections. Claxson will continue to provide certain key services to the channel including affiliate sales support in Latin America, program origination and post-production services, among others.

                CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         DILUTION OF INVESTMENT IN UNCONSOLIDATED AFFILIATE -- On June 5, 2002, The partners of AEI joint venture agreed to the contribution of certain assets to AEI joint venture by DMX music, Inc.("DMX"), the non-Claxson joint venture partner.

The contributed assets consisted primarily of affiliation agreements and cash of $742. After this contribution, the joint venture changed its commercial name to DMX music Latin America. In consideration for these assets, DMX's equity share in the venture was increased to 70% from 50%. Claxson's share in the venture was reduced to 30%, accordingly.

         TERMINATION OF OPERATIONS -- On June 12, 2002, Claxson approved a plan to terminate the operations of El Metropolitano. Claxson expects that the winding down of the operation will take approximately thirty days and that the loss from this termination will not be material.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners
 of Playboy TV International, LLC.:

We have audited the accompanying consolidated balance sheets of Playboy TV International, LLC and subsidiaries (collectively, "Playboy TV International") as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive loss, of owners' equity and of cash flows for the years then ended. These financial statements are the responsibility of Playboy TV International's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Playboy TV International at December 31, 2000 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Playboy TV International will continue as a going concern. As described in
Note 1 to the consolidated financial statements, Playboy TV International's recurring losses from operations, working capital deficiency and its dependency on capital contributions from the majority owner raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
February 22, 2002

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                                   2000               2001
                                                                                  -------            -------

ASSETS

CURRENT ASSETS:
   Cash and cash equivalents .........................................            $ 5,549            $ 4,035
   Accounts receivable, net ..........................................              4,860              4,387
   Due from related parties ..........................................              3,791              4,579
   Capital contribution receivable (collected in February 2002) ......                 --                919
   Programming rights, net ...........................................             13,334                 --
   Other current assets ..............................................              1,179              1,813
                                                                                  -------            -------
     Total current assets ............................................             28,713             15,733

PROPERTY AND EQUIPMENT, NET ..........................................              1,399              1,504
PROGRAMMING RIGHTS, NET ..............................................             37,724             44,014
INVESTMENT IN UNCONSOLIDATED AFFILIATE ...............................              3,306              3,306
TRADEMARKS, net ......................................................             10,396              9,196
GOODWILL, net ........................................................              8,939              8,443
OTHER ................................................................                138                 10
                                                                                  -------            -------
TOTAL ASSETS .........................................................            $90,615            $82,206
                                                                                  =======            =======

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable ..................................................            $ 1,258            $ 2,048
   Accrued expenses and other current liabilities ....................              2,940              2,817
   Accrued compensation ..............................................                334              1,843
   Due to related parties ............................................              2,789              4,398
..  Current portion of rights acquisition fee payable .................              5,000              7,500
   Unearned revenues .................................................                588                746
                                                                                  -------            -------

     Total current liabilities .......................................             12,909             19,352
                                                                                  -------            -------

LONG-TERM  LIABILITIES:
     Rights acquisition fee payable, net of current portion ..........             45,039             41,668
     Accrued compensation ............................................                 --              4,032
                                                                                  -------            -------

     Total long-term liabilities .....................................             45,039             45,700
                                                                                  -------            -------

COMMITMENTS AND CONTINGENCIES (Note 8)

OWNERS' EQUITY .......................................................             32,667             17,154
                                                                                  -------            -------

TOTAL LIABILITIES AND OWNERS' EQUITY .................................            $90,615            $82,206
                                                                                  =======            =======


                See notes to consolidated financial statements.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                        2000                 2001
                                                                      --------             --------

REVENUES:
  Subscriber-based fees ..................................            $ 24,584             $ 29,842
  Advertising ............................................                 459                  510
  Programming rights .....................................               2,516                2,246
  Other ..................................................                 741                1,071
                                                                      --------             --------

   Total revenues ........................................              28,300               33,669
                                                                      --------             --------

OPERATING EXPENSES:
  Product, content and technology ........................              18,534               26,021
  Marketing and sales ....................................               3,323                4,181
  Corporate and administration ...........................               9,813               16,464
  Depreciation and amortization ..........................               2,148                2,141
                                                                      --------             --------

   Total operating expenses ..............................              33,818               48,807
                                                                      --------             --------

OPERATING LOSS ...........................................              (5,518)             (15,138)
                                                                      --------             --------

OTHER INCOME (EXPENSE):
  Interest expense .......................................              (4,322)              (4,129)
  Interest income ........................................                 213                  139
  Other ..................................................                (308)                (327)
                                                                      --------             --------

   Other income (expense), net ...........................              (4,417)              (4,317)
                                                                      --------             --------

NET LOSS .................................................              (9,935)             (19,455)

OTHER COMPREHENSIVE INCOME (LOSS) - Foreign currency
   translation ...........................................                  32               (1,016)
                                                                      --------             --------

COMPREHENSIVE LOSS .......................................            $ (9,903)            $(20,471)
                                                                      ========             ========


                See notes to consolidated financial statements.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                  CLAXSON              PLAYBOY        ACCUMULATED OTHER
                                                INTERACTIVE         ENTERTAINMENT      COMPREHENSIVE
                                                 GROUP, INC.          GROUP, INC.       INCOME (LOSS)           TOTAL
                                                ------------        -------------     -----------------        --------

BALANCE, JANUARY 1, 2000 .............            $ 31,570             $(3,392)            $   189             $ 28,367

   Capital contributions .............              11,377               2,826                  --               14,203

   Foreign currency translation ......                  --                  --                  32                   32

   Net loss ..........................              (7,958)             (1,977)                 --               (9,935)
                                                  --------             -------             -------             --------

BALANCE, DECEMBER 31, 2000 ...........              34,989              (2,543)                221               32,667

   Capital contributions .............               3,971                 987                  --                4,958

   Foreign currency translation ......                  --                  --              (1,016)              (1,016)

   Net loss ..........................             (15,583)             (3,872)                 --              (19,455)
                                                  --------             -------             -------             --------

BALANCE, DECEMBER 31, 2001 ...........            $ 23,377             $(5,428)            $  (795)            $ 17,154
                                                  ========             =======             =======             ========


                See notes to consolidated financial statements.

                PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 2000 AND 2001

                        (IN THOUSANDS OF U.S. DOLLARS)


                                                                                 2000                  2001
                                                                                --------             --------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................................            $ (9,935)            $(19,455)
Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities:
   Amortization of programming rights ..............................              14,293               17,011
   Reduction in the carrying value of programming rights ...........                  --                5,486
   Depreciation and amortization ...................................               2,148                2,141
   Accretion of interest expense ...................................               4,322                4,129
Changes in operating assets and liabilities:
   Accounts receivable, net ........................................                 471                  473
   Due from related parties ........................................              (1,433)                (788)
   Acquisition of programming rights ...............................             (12,648)             (15,453)
   Other assets ....................................................                (907)                (506)
   Accounts payable ................................................                (142)                 790
   Accrued expenses and other current liabilities ..................                (140)                (123)
   Accrued compensation ............................................                 318                5,541
   Due to related parties ..........................................                 (63)               1,609
   Unearned revenue ................................................                 450                  158
                                                                                --------             --------

Net cash (used in) provided by operating activities ................              (3,266)               1,013
                                                                                --------             --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property and equipment ...........................                (634)                (674)
                                                                                --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital contributions ...........................................              14,203                4,039
   Payment of rights acquisition fee payable .......................              (7,500)              (5,000)
                                                                                --------             --------

Net cash provided by (used in) financing activities ................               6,703                 (961)
                                                                                --------             --------

EFFECT OF FOREIGN CURRENCY TRANSLATION .............................                 310                 (892)
                                                                                --------             --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...............               3,113               (1,514)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .....................               2,436                5,549
                                                                                --------             --------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........................            $  5,549             $  4,035
                                                                                ========             ========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES -
   Capital contribution receivable, collected in February 2002 .....            $     --             $    919
                                                                                ========             ========


                 See notes to consolidated financial statements

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


1.       GENERAL AND ORGANIZATION

         GENERAL -- Playboy TV International, LLC and subsidiaries (collectively, "Playboy TV International"), a Delaware limited liability company, were created to own and operate on an exclusive basis adult-oriented television services worldwide outside of North America and Latin America under the Playboy TV and Spice brand names. Playboy TV International presently owns and operates an adult-oriented television service in the United Kingdom. Playboy TV International also owns a minority interest (19.9%) in an adult-oriented television service in Japan. Playboy TV International generates a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators that distribute Playboy TV International's branded television channels. Playboy TV International also derives revenues from the licensing of programming rights.

         Playboy TV International's business plan provides for operating losses in the initial years, requires further capital contributions, and is ultimately expected to result in positive cash flow. The funding of the capital requirements of Playboy TV International is established annually in connection with the approval of the business plan and annual budget. There can be no assurance, however, that Playboy TV International's business plan and cash flow projections will be met.

         GOING CONCERN - Playboy TV International has incurred net losses of $9,935 and $19,455 for the years ended December 31, 2000 and 2001, respectively, and has a working capital deficiency of $3,619 as of December 31, 2001. Playboy TV International is primarily dependent on capital contributions from the majority owner to fund shortfalls. The potential inability of the majority owner to fund the expected shortfalls for 2002 raises substantial doubt as to the ability of Playboy TV International to continue as a going concern.

         Until Playboy TV International generates sufficient cash flow from operations, it does not have the ability to fully meet its obligations (including the rights acquisition fee payable and payments pursuant to the program supply agreement, described in Notes 4 and 5, respectively) without the capital contributions from the majority owner. The failure or inability of the majority owner to make the necessary amount of capital contributions could ultimately have a material adverse effect on the financial position of Playboy TV International and its ability to meet its obligations when due. Management has not explored any alternative means of financing, if available, to meet the obligations of Playboy TV International should the majority owner not make the necessary capital contributions. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         ORGANIZATION -- Playboy TV International was established in June 1999. Claxson Interactive Group, Inc. ("Claxson") holds an 80.1% interest in Playboy TV International and Playboy Entertainment Group, Inc. ("PEGI") holds a 19.9% interest. The net income or loss of Playboy TV International is allocated to the owners in accordance with their respective ownership interests. PEGI has substantive participating rights, including the approval of the annual budget, and has the option to increase its equity interest in Playboy TV International up to 50% by purchasing a portion of Claxson's interest in Playboy TV International at a price governed by the terms of the operating agreement. This option may be exercised until the earlier of September 15, 2009 and 30 days after the end of the second consecutive quarter during which Playboy TV International has had positive cash EBITDA. Until September 15, 2003, the exercise price for this "buy-up" right increases over time and is based on the Founders Price of the initial investment in Playboy TV International plus interest. Founders price as of a specified date means, with respect to the price per one percentage interest of PTVI, an amount equal to the sum of the capital contributions to Playboy TV International by the owners through and including that date, divided by 100. From September 15, 2003 through September 15, 2009, the exercise price is based on the fair market value of Playboy TV International at the time of exercise. The exercise price may be paid in cash or Class B common shares of PEGI's parent company, at PEGI's option.

         On August 31, 1999, Playboy TV International entered into several agreements in which, among other things, Playboy TV International acquired certain assets, subject to certain liabilities, from PEGI and PEGI's parent company, including the right to use certain trademarks for a specified number of years and a 100% ownership interest in a subsidiary in the United Kingdom ("U.K. Subsidiary"). The transaction was recorded in the accompanying consolidated financial statements by carrying over PEGI's historical basis in the net assets sold to the extent that PEGI continues to have an interest in those assets (i.e., 19.9%). The remaining net assets were recorded at their estimated fair value.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of Playboy TV International include the accounts of Playboy TV International, LLC and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant assumptions and estimates were used in determining the carrying values of programming rights and accounts receivable and to determine compensation expense pursuant to the phantom stock plan. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS -- The fair value of financial instruments held by Playboy TV International is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amount of cash equivalents, accounts receivable and payable, accrued expenses, due to related parties and other current liabilities approximates their fair value due to their short-term nature. The carrying amount of the rights acquisition fee payable approximates fair value as determined based on rates estimated by Playboy TV International to be currently available from other lenders.

         FOREIGN CURRENCY TRANSLATION-- The accounts of the U.K. Subsidiary are translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Management has determined that the pound is the functional currency of the U.K. Subsidiary. Certain assets and liabilities of the U.K. Subsidiary are denominated in currencies other than the functional currency. Transaction gains and losses on these assets and liabilities are included in the results of operations for the relevant period.

         RISK MANAGEMENT -- Playboy TV International has international operations. As a result, Playboy TV International's revenues may be adversely affected by changes in international market conditions. Playboy TV International does not have significant foreign currency risk because the majority of its assets are non-monetary in nature and the majority of its liabilities are denominated in U.S. dollars. In addition, Playboy TV International does not have interest rate risk exposure. Accordingly, Playboy TV International does not enter into derivative transactions to hedge against these potential risks.

         CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash and interest-bearing deposits held in banks with an original maturity date of three months or less when acquired.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE -- Playboy TV International carries accounts receivable at the amount it deems to be collectible. Accordingly, Playboy TV International provides allowances for accounts receivable deemed to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount. The activity for the allowance for doubtful accounts receivable is as follows:

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


                                      YEAR ENDED           YEAR ENDED
                                   DECEMBER 31, 2000   DECEMBER 31, 2001
                                   -----------------   -----------------

Beginning balance ...........            $ 144               $ 186
Provision ...................              205                 778
Write-offs, net of recoveries             (163)               (676)
                                         -----               -----
Ending balance ..............            $ 186               $ 288
                                         =====               =====

         PROGRAMMING RIGHTS -- Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights. Programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods, anticipated usage and residual value of the programs and the expected revenues to be derived from the licensing of rights to third parties. Expected amortization for the year ending December 31, 2002 is estimated to amount to $13,354. Individual titles older than seven years are carried at a residual value of 5% of original cost. As of December 31, 2001, the residual value included in programming rights amounted to $3,964. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Playboy TV International reduces the carrying value of the related programming rights accordingly. In the year ended December 31, 2001, Playboy TV International reduced the carrying value of programming rights by $5,486 for programming no longer used. Playboy TV International believes that these policies conform to Statement of Position No. 00-2, Accounting by Producers or Distributors of Films.

         PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less accumulated depreciation and amortization. Property and equipment, other than leasehold improvements, is depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from 3 to 5 years. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the respective improvement (from 4 to 5 years).

         INVESTMENT IN UNCONSOLIDATED AFFILIATE -- Investment in unconsolidated affiliate consists of a 19.9% minority interest in an adult-oriented television service in Japan. Playboy TV International accounts for this investment under the cost method of accounting.

         TRADEMARKS AND GOODWILL -- Trademarks are amortized on a straight-line basis over their contractual life of 10 years. As of December 31, 2000 and 2001, accumulated amortization of trademarks amounted to $1,599 and $2,799, respectively. Goodwill was amortized on a straight-line basis over an estimated life of 20 years. As of December 31, 2000 and 2001, accumulated amortization of goodwill amounted to $622 and $1,066, respectively. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets are less than their carrying value. Measurement of any impairment loss is based on discounted operating cash flows, which represents management's estimate of fair value.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         REVENUE RECOGNITION -- Playboy TV International enters into network license agreements with cable and direct-to-home distributors pursuant to which it receives subscriber-based fees. Revenues from subscriber-based fees are recorded as Playboy TV International provides the television signal to the distributor or when the license period begins and a contractual obligation exists. Advertising revenue is recognized at the time the advertisement is aired. Revenues from programming rights are recognized when the license period begins and a contractual obligation exists. Playboy TV International believes that its revenue recognition policies conform with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

         Revenues attributable to any one customer that exceeded 10% amounted to $6,580 or 23% (representing one customer) $11,725 or 35% (representing two customers with 21% and 14%) for the years ended December 31, 2000 and 2001, respectively.

         ADVERTISING EXPENSES -- Playboy TV International records advertising expenses as incurred. Advertising expenses amounted to $3,156 and $2,507, for the years ended December 31, 2000 and 2001, respectively.

         INCOME TAXES -- Playboy TV International's subsidiaries that are subject to income taxes account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arises (subject to a valuation allowance with respect to any tax benefits not expected to be realized). As of December 31, 2000 and 2001, Playboy TV International did not have any significant deferred tax assets or liabilities.

         NEW ACCOUNTING PRONOUNCEMENTS -- In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 eliminates the pooling of interest method and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also establishes specific criteria regarding the allocation of the purchase price between intangible assets and goodwill. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material effect on Playboy TV International's results of operations or financial position.

         In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually on a basis set forth in SFAS No. 142. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives and reviewed for impairment under existing accounting literature. The provisions of this Statement are required to be applied by Playboy TV International on January 1, 2002. The Statement requires an initial impairment test for goodwill and intangible assets with indefinite useful lives on the date of adoption. Playboy TV International has not yet determined if any impairment charge will result from the adoption of this Statement. Amortization of goodwill was $456 and $444 for the years ended December 31, 2000 and 2001, respectively.

         In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the recognition of legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset, and the associated asset retirement costs in the period in which it is incurred if a reasonable estimate of fair value can be made. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on Playboy TV International's financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The statement provides additional guidance on accounting for discontinued operations and resolves other implementation issues related to SFAS No. 142. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement generally are to be applied prospectively. Playboy TV International is currently evaluating whether adoption of SFAS No. 144 will have a material effect on Playboy TV International's financial position or results of operations.

         In December 2001, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 2001 and should be applied prospectively. Playboy TV International is currently evaluating whether the adoption of SOP 01-6 will have a material effect on Playboy TV International's financial position or results of operations.

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


3.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:


                                                        DECEMBER 31,        DECEMBER 31,
                                                           2000                 2001
                                                        ------------        ------------

Furniture and equipment ......................            $ 1,188             $ 1,744
Leasehold improvements .......................                784                 804
                                                          -------             -------
  Total ......................................              1,972               2,548
Less accumulated depreciation and amortization               (573)             (1,044)
                                                          -------             -------
Property and equipment, net ..................            $ 1,399             $ 1,504
                                                          =======             =======


         Depreciation expense for the years ended December 31, 2000 and 2001 amounted to $493 and $471, respectively.

4.       RIGHTS ACQUISITION FEE PAYABLE

         The rights acquisition fee payable arose in connection with the net assets acquired as described in Note 1. The rights acquisition fee is non-interest bearing and has been recorded at its present value using an imputed interest rate of 8.25%. For the years ended December 31, 2000 and 2001, imputed interest expense amounted to $4,322 and $4,129, respectively. The rights acquisition fee matures as follows:


2002 .............................................            $  7,500
2003 .............................................              25,000
2004 .............................................              25,000
                                                              --------
Total gross payments .............................              57,500
Less amounts representing interest ...............              (8,332)
                                                              --------
Present value of rights acquisition fee payments                49,168
Less current portion of rights acquisition fee ...              (7,500)
                                                              --------
Rights acquisition fee, net of current portion ...            $ 41,668
                                                              ========


5.       RELATED PARTY TRANSACTIONS

         PROGRAM SUPPLY AGREEMENT -- On August 31, 1999, Playboy TV International and PEGI entered into a program supply agreement pursuant to which Playboy TV International was granted a license to all new programs produced by PEGI as well as other programs for which PEGI acquires international rights. In exchange for these rights, Playboy TV International agreed to pay to PEGI a license fee that is generally determined as a percentage of PEGI's annual programming costs. For the years ended December 31, 2000 and 2001, Playboy TV International acquired $10,514 and $12,601, respectively, of programming pursuant to this agreement.

         TRADEMARK LICENSE AGREEMENT -- Playboy TV International entered into a trademark license agreement with PEGI's parent company ("Licensor") under which Playboy TV International received the exclusive right to use the Playboy marks outside the United States, Canada and Latin America in connection with the operation, distribution and promotion of the Playboy TV channels and for the licensing of Playboy programming to third parties. The license fee for the trademark license granted for years one through ten was included in the purchase price as discussed in Note 1. Beginning on the eleventh anniversary of the agreement and for each fiscal year through the end of the 50-year term of the agreement, Playboy TV International agreed to pay Licensor a license fee based on a percentage of Playboy TV International's total revenues for that year.

         MANAGEMENT AND OTHER SERVICES -- A subsidiary of Claxson performs certain "back office" management and other services for Playboy TV International. The fees for these services are determined based on the

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


         estimated value of the services provided and are typically agreed upon by the owners annually in connection with the approval of the business plan and annual budget. For the years ended December 31, 2000 and 2001, Playboy TV International incurred fees amounting to $295 and $429, respectively, for management and other services provided by Claxson.

         REVENUES -- For the years ended December 31, 2000 and 2001, Playboy TV International recognized subscriber-based fees totaling $8,187 and $9,302, from two and four affiliates, respectively. Included in due from related parties as of December 31, 2000 and 2001 is $3,791 and $4,579 due from these affiliates, respectively.

6.       SUPPLEMENTAL REVENUE INFORMATION

         The following presents, on a supplemental basis, Playboy TV International's revenues based on revenue sources by country/region:

         YEAR ENDED DECEMBER 31, 2000:


                              SUBSCRIBER -      PROGRAMMING       ADVERTISING
                               BASED FEES          RIGHTS           AND OTHER           TOTAL
                              ------------      -----------       -----------          -------

United Kingdom .....            $11,292            $1,069            $  459            $12,820
Latin America ......              5,913                --                --              5,913
Iberia .............              1,675                --                --              1,675
Japan ..............              1,607                --                --              1,607
Turkey .............              1,163                --                --              1,163
Scandinavia ........              1,516               100                --              1,616
Taiwan .............                750                --                --                750
Poland .............                 --               426                --                426
Israel .............                410                --                --                410
Netherlands ........                 93               355                --                448
Other ..............                165               566               741              1,472
                                -------            ------            ------            -------
    Total ..........            $24,584            $2,516            $1,200            $28,300
                                =======            ======            ======            =======


         YEAR ENDED DECEMBER 31, 2001:


                              SUBSCRIBER -      PROGRAMMING       ADVERTISING
                               BASED FEES          RIGHTS           AND OTHER           TOTAL
                              ------------      -----------       -----------          -------


United Kingdom .....            $14,764            $  143            $  510            $15,417
Latin America ......              5,519               696                --              6,215
Iberia .............              1,662                --                --              1,662
Japan ..............              1,433                --                --              1,433
Scandinavia ........              1,341               194                --              1,535
Taiwan .............              1,536                --                --              1,536
New Zealand ........                781                --                --                781
Poland .............                 24               388                --                412
Israel .............                702                --                --                702
France .............                353                65                --                418
Other ..............              1,727               760             1,071              3,558
                                -------            ------            ------            -------
    Total ..........            $29,842            $2,246            $1,581            $33,669
                                =======            ======            ======            =======

                 PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 2001
                         (IN THOUSANDS OF U.S. DOLLARS)


7.       PHANTOM STOCK OPTION PLAN

         Effective November 8, 2001, Playboy TV International adopted a phantom equity plan (the "Plan"). The Plan is designed to attract, retain and motivate officers, employees, directors and consultants. The Plan enables Playboy TV International to award individual units representing a hypothetical share of stock (the "Phantom Share"). Each Phantom Share is assigned a strike value on the date of grant. The difference between the fair market value and the strike value assigned to each Phantom Share represents the cash award each grantee is entitled to receive on the exercise date. For the year ended December 31, 2001, Playboy TV International incurred compensation expense amounting to $5,198 in connection with the Plan. As of December 31, 2001, Playboy TV International had a liability amounting to $3,698 also in connection with the Plan.

8.       COMMITMENTS AND CONTINGENCIES

         LEASES -- Playboy TV International's headquarters offices are leased through a subsidiary of Claxson. In addition, Playboy TV International leases transponders and office space in the United Kingdom. Future minimum lease payments under these noncancelable operating lease agreements are as follows:


                    YEAR ENDED DECEMBER 31,
                       2002.............................................          $  512
                       2003.............................................             458
                       2004.............................................             305
                                                                                  ------
                            Total.......................................          $1,275
                                                                                  ======

         For the years ended December 31, 2000 and 2001, lease expense under these noncancelable operating lease agreements amounted to $428 and $434, respectively.

         CONTINGENT ACQUISITION PAYMENT -- As part of the acquisition of the U.K. Subsidiary, Playboy TV International assumed a contingent liability in the amount of approximately $10,000 payable to the previous shareholders (prior to PEGI) of the U.K. Subsidiary. This amount is payable from future profits of the U.K. Subsidiary and is therefore contingent upon the ability of the U.K. Subsidiary to make profits as defined in the applicable agreement. As of December 31, 2001, Playboy TV International recorded a liability amounting to $369 in connection with this contingent acquisition payment. The remaining balance will be recorded as the contingency is resolved.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    CLAXSON INTERACTIVE GROUP INC.


                                    By: /s/   Roberto Vivo-Chaneton
                                       ----------------------------------------
                                       Name:  Roberto Vivo-Chaneton
                                       Title: Chief Executive Officer and
                                              Chairman of the Board

Date:  June 26, 2002