Form 20-F
period 2002-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2003-07-15
CIK 1132340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Exact name of Registrant as specified in its charter)

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Common Shares, Par Value $0.01 Per Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

      The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was 18,657,634 Class A Common Shares, 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               ☒   Yes       ☐  No

      Indicate by check mark which financial statement item the registrant has elected to follow.

               ☐  Item 17       ☒ Item 18

      (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

               ☐  Yes       ☐  No

CLAXSON INTERACTIVE GROUP INC.

FORM 20-F
ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2002

i

INTRODUCTION

      This annual report on Form 20-F for the year ended December 31, 2002 also constitutes our annual report to shareholders and includes our audited consolidated financial statements at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002.

      We were formed in a merger transaction which combined media assets contributed by Ibero-American Media Partners II, Ltd., and other media assets contributed by members of the Cisneros Group of Companies, which we refer to as “Cisneros Group”, and El Sitio, Inc.

      On October 30, 2000, we entered into a combination agreement with:

•	El Sitio, Inc., which we refer to as “El Sitio”;

•	1945 Carlton Investments LLC and 1947 Carlyle Investments LLC, which are the assignees of Newhaven Overseas Corp. and members of the Cisneros Group, which we sometimes refer to as “1945 Carlton” and “1947 Carlyle,” respectively;

•	Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1-SBS Coinvestors, L.P., which are funds affiliated with Hicks, Muse, Tate & Furst Incorporated, which we sometimes collectively refer to as “Hicks Muse”; and

•	Ibero-American Media Partners II, Ltd. which we refer to as “Ibero-American Media Partners”, which was controlled by members of the Cisneros Group and funds affiliated with Hicks Muse.

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

      The Cisneros Group is a name used to describe a group of investments, joint ventures, strategic alliances and companies engaged in diversified consumer businesses, including broadcast and pay television, direct-to-home satellite television, content production and other entertainment, media and communications enterprises, that are associated with Gustavo and Ricardo Cisneros and trusts established by them principally for the benefit of themselves and their families. Hicks, Muse, Tate & Furst Incorporated is an international private investment firm with headquarters in Dallas and offices in New York, London and Buenos Aires. Ibero-American Media Partners II, Ltd. was a joint venture between members of the Cisneros Group and Hicks Muse. El Sitio, Inc. is an international business company incorporated under the laws of the British Virgin Islands.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

                Not Applicable

Item 2.    Offer Statistics and Expected Timetable

                Not Applicable

Item 3.    Key Information

                A.            Selected Financial Data

Selected Financial Data

      The following tables present our selected historical financial data, which have been derived from audited financial statements. Ibero-American Media Partners was deemed to be the acquiror for accounting purposes in the combination agreement and accordingly, the historical financial statements of Ibero-American Media Partners are presented as the financial statements of Claxson preceding the transaction. The term “predecessor” refers to the accounts of the various entities initially contributed to Ibero-American Media Partners on December 31, 1998 (all of which were under common ownership and management and therefore are presented on a combined basis).

      The selected financial data should be read in conjunction with the consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (which is commonly called “U.S. GAAP”).

Consolidated Statements of Operations Data
for the Years Ended December 31:

	Predecessor
	1998	1999	2000	2001	2002

	(in thousands of U.S. dollars)
Total net revenues	$49,169	$67,777	$107,386	$106,437	$74,960

Operating Expenses:
Product, content and technology	25,826	28,004	43,232	42,832	34,710
Marketing and sales	8,225	11,727	18,989	21,754	13,090
Corporate and administration	16,395	15,636	23,376	24,071	17,164
Depreciation and amortization	10,931	16,333	21,627	27,271	12,304
Merger, restructuring and severance expenses	—	—	1,000	4,868	—

Total operating expenses	61,377	71,700	108,224	120,796	77,268

Operating Loss	(12,208)	(3,923)	(838)	(14,359)	(2,308)
Other income (expense)	(8,126)	(13,079)	(14,877)	(47,391)	(70,062)
Gain on debt restructuring	—	—	—	—	15,274
Share of loss from unconsolidated affiliates	(8,875)	(6,601)	(4,930)	(19,097)	(6,746)
Benefit (provision) for non-U.S. income taxes	(1,843)	(480)	(820)	(4,166)	134
Minority interest	1,659	305	(4)	127	68
Change in accounting principle	—	—	—	—	(74,789)

Net loss	$(29,393)	$(23,778)	$(21,469)	$(84,886)	$(138,429)

Consolidated Balance Sheet Data
As of December 31:

	Predecessor

	1998	1999	2000	2001	2002

	(in thousands of U.S. dollars)
Cash and cash equivalents (including restricted investments)(1)	$21,548	$27,144	$22,849	$15,211	$8,822
Total assets	238,568	591,833	367,450	278,002	150,555
Working capital (deficiency)(2)	(2,061)	40,827	22,877	(86,172)	(10,804)
Total long-term debt	91,938	131,673	125,196	28,746	85,146
Minority interest	5,327	5,023	2,053	—	1,164
Shareholders’ equity	103,629	410,904	180,465	102,753	3,195

(1)	Includes U.S.$20.4 million, U.S.$12.6 million, U.S.$4.3 million, and U.S.$0.8 million in 1998, 1999, 2000 and 2002, respectively, of restricted investments.

(2)	For 2001 and 2002, includes U.S.$79.5 and U.S.$3.2 million, respectively, of Imagen’s 11% Senior Notes due 2005.

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

          The report of the independent auditors with respect to our consolidated financial statements includes a “going concern” explanatory paragraph, indicating that our potential inability to meet our obligations as they become due raises substantial doubt as to our ability to continue as a going concern for a reasonable period of time. In an effort to improve our financial position, we have taken and continue to take certain steps, including the restructuring of some of our subsidiaries’ debt. Our failure or inability to successfully carry out these plans, or collect the net account receivable due from DirecTV Latin America described below, could ultimately have a material adverse effect on our financial position and our ability to meet our obligations when due.

     The bankruptcy of DirecTV Latin America, the largest distributor of our pay television channels, could lead to a reduction in our earnings or our inability to collect certain accounts receivable.

          On March 18, 2003, DirecTV Latin America, the largest distributor of our pay television channels, announced that it had filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. DirecTV Latin America accounted for approximately 15% of our total revenues in each of the years ended December 31, 2001 and December 31, 2002. As of the filing date of its bankruptcy petition, DirecTV Latin America owed us approximately U.S.$4.5 million for programming provided to DirecTV Latin America prior to its voluntary petition for reorganization. On June 5, 2003 we received a payment from DirecTV Latin America corresponding to programming provided from March 18, 2003 to March 31, 2003 and on July 2, 2003 we received payment for programming provided during the month of April. We have not yet, however, received any payment for amounts owed to us by DirecTV Latin America for programming provided to DirecTV Latin America prior to its voluntary petition for reorganization. On July 11, 2003, we signed an agreement with DirecTV Latin America Holding, Inc., an affiliate of Hughes Electronics Corporation, to purchase our pre-bankruptcy petition claims for amounts owed to us by DirecTV Latin America. Due to the negotiation of this agreement, we have not provided any allowances for doubtful accounts receivable related to these pre-bankruptcy petition amounts owed by DirecTV

Latin America. If we are unable to collect these pre-bankruptcy petition amounts owed to us or amounts due for programming provided to Direct TV Latin America after April 30, 2003, or should the Bankruptcy Court require us to repay any amounts previously paid to us by DirecTV Latin America, our future operations could be materially adversely impacted. We may also experience a decrease in our revenues if, due to the bankruptcy, DirecTV Latin America chooses to reject, or renegotiate the terms of our existing contract, or is unable to successfully reorganize its operations.

      We are a highly-leveraged holding company and depend on our subsidiaries’ revenues and cash flows to meet our obligations, and the availability of funds from these subsidiaries may be limited by contractual or statutory restrictions.

      We are highly leveraged. At December 31, 2002, we had approximately U.S.$70.8 million in aggregate principal amount of indebtedness plus U.S.$21.7 million of future interest payments and U.S.$3.2 million in total shareholders’ equity. We conduct our operations through subsidiaries, and these subsidiaries are our primary source of cash flow. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts owed to our creditors or to make any funds available for that purpose, whether by dividends, loans or other payments. In addition, the making of loans and advances, and the payment of dividends, to us by our subsidiaries depend on the earnings of those subsidiaries and may be subject to contractual or statutory restrictions that require that dividend payments be made only out of retained earnings.

      As of March 31, 2003, we had approximately U.S.$69.0 million in aggregate principal amount of indebtedness, plus U.S.$21.0 million of future interest payments. Our ability to use and distribute funds out of cash flows generated by Imagen Satelital and Radio Chile, two of our subsidiaries that generate a significant portion of our cash flows is restricted. Our syndicated bank facilities also contain restrictive covenants that restrict our and our subsidiaries’ ability to utilize cash and the collateralized assets of our Chilean operations. In addition, our subsidiary, Imagen Satelital S.A., had outstanding U.S.$3.2 million in 11% Senior Notes due 2005, which as of March 31, 2003, has been classified as current due to our default on an interest payment in April 2002.

      Additionally, the degree to which we are leveraged has important consequences to us, including the following:

•	Our cash flow available for use in our business is reduced.

•	We are vulnerable to changes in economic conditions.

•	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired.

     We are involved in litigation in Argentina with some of the holders of the remaining U.S.$3.2 million principal amount of Imagen Satelital’s 11% Senior Notes due 2005.

      On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. Immediately following the exchange offer and consent solicitation U.S.$5.5 million principal amount of the Old Notes remained outstanding. As of June 1, 2003, all but U.S.$3.2 million of the remaining principal amount of the Old Notes has been exchanged. The holders of some of these outstanding Old Notes have filed, or threatened to file, various lawsuits, some with preventative injunctions, to collect certain principal and/or interest payments for the Old Notes, including a petition for the bankruptcy of Imagen. We are in the process of negotiating and/or litigating these claims. Our failure to successfully negotiate or litigate some or all of these claims may adversely affect our financial performance.

     Our businesses have incurred losses and might not attain profitability in the future.

      Our businesses have a history of losses and may continue to incur losses, given the costs of servicing our debt, if we are unable to increase our revenues and continue to incur expenses related to the economic conditions in Latin America. Our businesses incurred total net losses of U.S.$138.4 million for the year ended December 31, 2002 and U.S.$84.9 million for the year ended December 31, 2001.

      The extent of future losses will depend, in part, on the magnitude of growth in our revenues. Our business plan contemplates achieving profitability by: increasing our revenues while maintaining our operating expenses at current levels; restructuring the U.S.$3.2 million of the principal amount of the Old Notes that remain outstanding; and addressing the business situation in Latin America. Our failure to significantly increase revenues or maintain our operating expenses at their current level, or otherwise meet our business plan objectives, may result in our failure to achieve profitability.

     We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators could significantly reduce our revenues.

      Our five largest pay television system operators accounted for approximately 33% and 24% of our total revenues in the years ended December 31, 2001 and December 31, 2002, respectively. Our largest pay television system operator, DirecTV Latin America, alone, accounted for approximately 15% of our total revenues for the years ended December 31, 2001 and December 31, 2002. The loss of any of our major existing pay television system operators, unless replaced by other operators, could have a material adverse effect on our financial performance.

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

      In addition to their interests in Claxson, members of the Cisneros Group and affiliates of Hicks Muse hold, and may in the future acquire, interests in other media businesses in Ibero America, some of which may compete, or have relationships with strategic partners that compete, with us. In particular, members of the Cisneros Group own an interest in AOL Latin America and DirecTV Latin America, and funds affiliated with Hicks Muse own interests in CableVisión in Argentina, TV Cidade in Brazil, Intercable in Venezuela and Digital Latin America in Latin America. DirecTV Latin America, CableVisión and Intercable are significant pay television system operators in Latin America.

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

     Our businesses involve risks of liability claims for media content, which could result in significant costs.

      As a distributor of media content, we may face potential liability for:

•	defamation;

•	negligence;

•	copyright, patent or trademark infringement; and

•	other claims based on the nature and content of the materials distributed.

      These types of claims have been brought, sometimes successfully, against broadcasters, online services and other disseminators of media content. In addition, we could be exposed to liability in connection with material available through our Internet sites or for information collected from and about our users. Although we carry general liability insurance and errors and omissions insurance, our insurance may not cover potential claims of defamation, negligence and similar claims, and it may or may not apply to a particular claim or be adequate to reimburse us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on us.

     We may not be able to retain or obtain required licenses, permits and approvals, which could result in increased costs and limit our ability to achieve our strategic objectives and increase revenues.

      We must maintain licenses, permits and approvals from regulatory authorities to conduct and expand our broadcast television and radio businesses in Chile and Uruguay and may need to obtain additional permits and licenses. The process for obtaining or renewing these licenses, permits and approvals is often lengthy, complex and unpredictable and may be costly. In addition, many of our licenses may not be transferred without regulatory approval. If we are unable to maintain the licenses, permits and approvals that we currently hold or to obtain those that we need to conduct and expand our businesses at a reasonable cost and in a timely manner, our ability to achieve our strategic objectives could be impaired. In addition, the regulatory environment in the countries in which our businesses operate is complex and subject to change, and adverse changes in that environment could also impose costs on, or limit the growth of our business.

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

      El Sitio and some of its directors and principal executive officers have been named as defendants in several civil cases arising out of its initial public offering in December 1999. The complaints primarily relate to alleged share allocation and commission practices undertaken by the underwriters for the offering. We believe, after consultation with counsel, that the allegations relating to El Sitio and its directors and principal executive officers are without merit. However, these cases could result in significant litigation expense for us and, if not decided in El Sitio’s favor or successfully settled, damage payments which would among other things adversely affect our financial performance. See “Item 8A Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings” for more information.

      RISKS RELATING TO LATIN AMERICA

     Because our pay television business is concentrated in Argentina and our broadcast television and radio business is concentrated in Chile, our financial performance is especially sensitive to risks associated with political, regulatory and economic conditions in these two countries.

      For the year ended December 31, 2002, our pay television business derived 34% of revenues from our operations in Argentina. In addition, our broadcast television and radio business derived 89% of revenues for the year ended December 31, 2002 from our operations in Chile. As a result, changes in Argentine or Chilean government policy affecting trade, investment, taxes, protection of intellectual property or the media industry generally or instability in the Argentine or Chilean currency, economy or government could have a material adverse effect on our results of operations and financial condition.

      Argentina, in particular, has had a history of political and economic instability and is currently experiencing political upheaval and a severe economic recession. These events coincided with a serious downturn in global investor sentiment generally, marked by significant declines in international equity markets, pronounced investor risk aversion and a decrease in investor confidence throughout emerging markets. Some other risks of investing in a company with operations in Argentina include:

•	the risk of expropriation, nationalization, war, revolutions, border disputes, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over our international operations;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	laws and policies of the United States affecting foreign trade, taxation and investment; and

•	the possibilities of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the inability to subject foreign persons to the jurisdiction of courts in the United States.

     Recent political and economic instability in Argentina resulted in a severe recession in 2002 and may result in continued economic turmoil and recession.

      On January 1, 2002, following the resignation of an interim President only one week after his appointment, the Argentine Legislative Assembly elected Peronist Senator Eduardo Duhalde.

      Following his appointment, President Duhalde undertook a number of initiatives including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by the former interim President;

•	revoking the Convertibility Law, which required that Argentine pesos be exchanged for U.S. dollars at the rate of Ps. 1.00 per U.S.$1.00, and relaxing the requirement that the Central Bank maintain freely available reserves equal to 100% of the monetary base and establishing a framework for the resulting devaluation of the Argentine peso;

•	converting most pre-existing dollar-denominated debt obligations created under Argentine law into peso-denominated debts at a one-to-one exchange rate, and adjusting such debt with an inflation based ratio to be determined by the Central Bank;

•	converting U.S. dollar-denominated bank deposits into Argentine peso-denominated bank deposits at an exchange rate of Ps. 1.40 per U.S.$1.00, and adjusting such deposits with an inflation based ratio to be determined by the Central Bank;

•	restricting the withdrawal of deposits from financial institutions and implementing a repayment schedule for deposits in government securities;

•	restructuring of the peso converted bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

•	enacting amendments to the bankruptcy law to protect debtors;

•	amending the Central Bank’s charter to allow it to print currency in excess of the amount of foreign reserves it holds, to make short-term advances to the federal government and to provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

•	requiring that the foreign exchange position of financial entities may not exceed 5% of their computable net worth liabilities.

      As a result of the economic measures initiated by the Duhalde administration, the Argentine peso continued to decline in value against the U.S. dollar and the reserves maintained by the Central Bank declined significantly in 2002. The foregoing initiatives also caused many Argentine companies to suspend payment on their debt obligations, and our contracts in Argentina with multi-system operators were converted into Argentine peso-denominated contracts, including outstanding accounts receivable. Given that most of our obligations, including all programming and licensing contracts and Imagen’s 11% Senior Notes due 2005 were dollar-denominated obligations, we successfully renegotiated the terms of our obligations with many of these creditors in 2002. If the Argentine government were to take similar actions in the future, we may not be able to successfully renegotiate such contracts.

      The continued recession, including a significant decrease in Argentine GDP in 2002, high unemployment and underemployment that preceded and that has followed the devaluation of the peso and high inflation has led to a reduction in disposable income and has resulted in changes in consumer behavior across all class sectors of the Argentine population. Such effects have resulted, and may continue to result, in a decrease in the number of subscribers who subscribe to the pay television operators who carry our television channels and the number of advertisers and amounts such advertisers are willing to pay for advertising. Since we derive a significant amount of our revenues from the subscriber based fees we charge to pay television system operators and the sale of advertising on our pay television channels in Argentina, the continuation or worsening of the recession in Argentina could significantly affect our revenues in the future.

      On April 27, 2003, presidential elections were held in Argentina. Néstor Kirchner, the candidate supported by Eduardo Duhalde, was elected president. It is unclear how the new Argentine government will address the continuing economic crisis and the restructuring of Argentina’s foreign debt, which will ultimately determine exchange rate expectations and the timing and magnitude of an economic recovery.

      RISKS RELATING TO OUR CLASS A COMMON SHARES

     Since our Class A common shares were delisted from the Nasdaq SmallCap Market, it may be more difficult for investors to trade in our Class A common shares.

      Our Class A common shares are currently traded on the OTC Bulletin Board. Compared to the NASDAQ SmallCap Market, an investor may find it more difficult to sell our securities. Also, since we are no longer traded on the NASDAQ SmallCap Market and the trading price of our Class A common shares remains below $5.00 per share, trading in our Class A common shares is subject to certain other rules of the Exchange Act. Such rules require additional disclosure by broker-dealers in connection with certain trades involving a stock defined as a “penny stock.” “Penny stock” is defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the securities. This could severely limit the market liquidity of the securities and the ability to sell the securities in the secondary market.

      In 2003, the Nasdaq Stock Market proposed to phase out the OTC Bulletin Board and to create a new market called the Bulletin Board Exchange (BBX), with qualitative listing standards. There can be no guarantee that the Company will meet the BBX listing standards or that it will seek to apply for a listing. The additional risk disclosures and documentation imposed by the Penny stock rules together with the failure of the Company to obtain a listing on the BBX could have an adverse effect on the market for and/or the valuation of its common shares.

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

      As a “foreign private issuer”, we are exempt from rules under the U.S. Securities Exchange Act of 1934 that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. Our directors, executive officers and principal shareholders also are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain some information relating to us as you would for a domestic U.S. corporation.

Item 4.    Information on the Company

      A.           History and Development of the Company

      We are an international business company incorporated under the laws of the British Virgin Islands, with our registered office at Romasco Place, PO Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our headquarters and principal executive offices are located at Avenida Melian, 2752, C1430EYH Buenos Aires, Argentina and our telephone number is 011-54-11-4546-8000. We maintain a United States principal executive office located at 404 Washington Avenue, 8th Floor, Miami Beach, Florida 33139, our telephone number in Miami is (305) 894-3500.

The Merger Transaction

      We were formed on September 21, 2001 in a merger transaction which combined media assets contributed by Ibero-American Media Partners and other media assets contributed by members of the Cisneros Group and El Sitio.

      The Parties to the Merger Transaction

      Ibero-American Media Partners II, Ltd. was a joint venture between members of the Cisneros Group and Hicks Muse that acquired, developed and made investments in entertainment and media content properties throughout Ibero America in three lines of business: pay television; broadcast television and radio; and passive investments in Internet companies. At the time of the merger transaction, Ibero-American Media Partners’ pay television business included 13 pay television channels distributed to approximately 9.3 million pay television households in Ibero America, in addition to the Chilevisión and Radio Chile assets. “Ibero America” includes Latin America, Spain and Portugal, and Spanish-and Portuguese speaking areas of the world, including the United States. Ibero-American Media Partners was a Cayman Islands company that was formed in 1998 and is being dissolved as a result of the merger transaction. Prior to the merger transaction, Ibero-American Media Partners owned 18% of El Sitio’s common shares.

      1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are Delaware limited liability companies that are members of the Cisneros Group that invest in international media and entertainment businesses. The assets contributed to Claxson by 1945 Carlton and 1947 Carlyle included, among others, an 80.1% interest in Playboy TV International, LLC, our former joint venture with an affiliate of Playboy Enterprises, Inc. In December of 2002, we transferred our interest in Playboy TV International to Playboy Enterprises Inc. in exchange for a release from future obligations owed pursuant to this joint venture, as well as, the renegotiation of certain terms for our remaining 81% interest in Playboy TV Latin America, our joint venture with another affiliate of Playboy Enterprises, Inc. See –B. Business Overview—Playboy TV Latin America Joint Venture for more information.

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

      Our pay television business, currently our largest source of revenues, includes 14 pay television channels distributed to approximately 10.1 million pay television households, which account for approximately 44.9 million basic channel subscribers through cable and direct-to-home television platforms. (We calculate the number of subscribers based on the number of channels received per household so that if for example a household receives five channels, we count five subscribers for such household.) Three of these pay television channels, are owned by Playboy TV Latin America, our 81% owned joint venture with an affiliate of Playboy Enterprises Inc.

      Our broadcast television and radio business includes an eight-station radio network with the largest audience share in Chile, the fourth largest broadcast television network in Chile, and two radio stations we operate in Uruguay.

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

      The following tables present historical selected financial information by our business operations for the years and periods indicated (in thousands of U.S. dollars):

	Year Ended December 31, 2002

		Broadcast
	Pay	Television	Internet and
	Television	and Radio	Broadband	Corporate	Total

Revenues	$46,192	$28,578	$190	$—	$74,960
Operating Income (Loss)	9,303	(1,152)	(7,684)	(2,775)	(2,308)
Net Income (Loss)	(116,363)	(7,331)	(13,549)	(1,186)	(138,429)
Cash Flows from Operating Activities	(214)	5,331	929	(4,075)	1,971
Cash Flows from Investing Activities	8,322	(578)	(3,128)	(330)	4,286
Cash Flows from Financing Activities	(2,178)	(5,032)	(1,934)	(3,881)	(13,025)

	Year Ended December 31, 2001

		Broadcast
	Pay	Television	Internet and
	Television	and Radio	Broadband	Corporate	Total

Revenues	$77,397	$28,289	$751	$—	$106,437
Operating Income (Loss)	(3,304)	(1,333)	(4,807)	(4,915)	(14,359)
Net Income (Loss)	(65,390)	(8,226)	(6,355)	(4,915)	(84,886)
Cash Flows from Operating Activities	12,856	805	(6,315)	(3,850)	3,496
Cash Flows from Investing Activities	(10,221)	(2,679)	9,520	—	(3,380)
Cash Flows from Financing Activities	(8,713)	(2,290)	2,611	3,850	(4,542)

	Year Ended December 31, 2000

		Broadcast
	Pay	Television	Internet and
	Television	and Radio	Broadband	Corporate	Total

Revenues	$72,953	$34,433	$—	$—	$107,386
Operating Income (Loss)	(3,254)	2,416	—	—	(838)
Net Income (Loss)	(19,947)	(1,522)	—	—	(21,469)
Cash Flows from Operating Activities	996	2,548	—	—	3,544
Cash Flows from Investing Activities	(11,333)	(11,948)	—	—	(23,281)
Cash Flows from Financing Activities	26,644	1,065	—	—	27,709

Business Strategy

      Our vision is to provide high-quality branded content to serve the tastes and needs of our target audience. We believe that we will be a leader in tailoring multi-media programming to the Ibero American market by creating original content, as well as by dubbing and translating third-party content into Spanish and Portuguese, while remaining sensitive to local preferences. We seek to fill the need for a pan-regional alternative that can create, gather, package and deliver differentiated content across multiple media platforms. The key elements of our strategy include the following:

•	Increase Subscription Revenues from a Portfolio of Leading Pay Television Brands. We hold a number of well-known pay television brands under “one roof”. We expect to increase subscriber-based revenues by expanding distribution of our channels to pay television system operators that we do not reach today, and by benefiting from anticipated growth in pay television subscribers in Ibero America.

•	Create Significant Operating Benefits. We endeavor to combine our product offerings to create operating benefits across all of our businesses, including:

•	cross-promotion across multiple media, thereby increasing brand awareness while driving audience growth and reducing marketing expenditures;

•	spreading the costs of content-creation and gathering across multiple delivery systems, thus maximizing the return on content investments; and

•	aggregation of management expertise in traditional and new media to create innovative and interactive content and to expand our brands across all media.

•	Develop Additional Revenue Streams. We intend to capitalize on our diverse media assets to develop additional sources of revenue, including, among others, the sale or license of content through existing and new media, such as broadband, and the provision of other services, such as dubbing, subtitling and other services.

•	Exploit Market Opportunities for Growth Through Strategic Alliances. The media industry in Ibero America is fragmented and, because of shifts in the regulatory environment, foreign ownership of multiple media assets in some countries has become possible. These two factors should provide us the opportunity to develop our businesses. Our strategy includes geographic expansion of our existing pay television business, as well as increasing penetration in those geographic markets in which we currently operate, through strategic alliances and opportunistic acquisitions of channels targeting specific genres, which compliment our channel offerings.

•	Leverage Strategic Relationships. We believe that our relationships with the Cisneros Group and Hicks Muse, our principal shareholders, provide us with competitive advantages. We intend to draw upon the relationships, regional expertise and extensive media assets of our principal shareholders to enhance our content offerings and facilitate access to distribution and technology platforms.

      PAY TELEVISION BUSINESS

      Our pay television business includes 14 pay television channels distributed throughout various Ibero American countries, with a strong presence in Argentina and the rest of the southern portion of South America, which is commonly called the “Southern Cone”.

      Our channels are tailored to Spanish- and Portuguese-speaking television viewers throughout Ibero America and offer a diverse mix of programming, including movies, music videos, local news, documentaries, fashion, family series and adult entertainment on a basic, premium or pay-per-view basis. Content for local, regional and international markets, is either originally produced in, dubbed or subtitled into Spanish or Portuguese.

      In 2002, we wholly-owned nine of the channels that we distributed: Space; I.Sat; Uniseries; Infinito; FTV; MuchMusic; HTV; Cl@se; and Venus. At the end of 2002, we transferred the ownership of Venus to our 81% owned Playboy TV Latin America joint venture; and in 2003, rebranded the Uniseries channel and launched it outside of the Southern cone as the Retro channel; and sold our ownership interest in Cl@se. We control the programming content of our wholly-owned channels. In addition to Venus, we also distribute two other channels in Ibero America through our Playboy TV Latin America joint venture, the Playboy TV channel and the Hot Network channel. We also have exclusive distribution rights throughout certain parts of Ibero America with respect to certain channels, including Crónica TV, a channel owned by Estrella Satelital S.A., in the Southern Cone; Venevision Continental (solely with respect to distribution to pay television providers other than DirecTV Latin America), a channel owned by the Cisneros Group, in the Latin America region; and the Locomotion Channel, a channel we sold our 50% interest in to Corus Entertainment, Inc. on May 17, 2002, in the Latin American region. Our 31% owned joint venture, DMX MUSIC Latin America, offers digital music channels throughout Latin America.

      Wholly Owned Basic Tier Channels

      Space offers 24 hours of a varied selection of Hollywood movies and blockbusters from the rest of the world, among a varied programming line-up for the entire family in the Southern Cone. Programming includes thematic blocks featuring horror movies, Italian films, Spanish productions, action movies, major boxing events and artistic specials. With 200 different films aired every month, Space offers its audience an important number of movies with the majority dubbed into Spanish. Space’s live boxing events have often set ratings records in Argentina, frequently surpassing broadcast television.

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

      Uniseries (now known as Retro) was available in the Southern Cone until March 2003. Its programming was composed of popular television programs and various eccentric and cult series. The channel featured an eclectic mix of the American and British classic and contemporary television hits for the whole family. In March 2003, based on the success of the Uniseries channel in the Southern Cone, we launched the Retro channel throughout the entire Latin America region. Retro’s programming includes classic films and series focused on genres such as westerns, gladiators, cult horror, and science fiction of the 50’s, 60’s and 70’s. Retro also showcases such milestone TV series as Mission Impossible, The Untouchables, Combat, The Fugitive and others.

      Infinito offers programming based on themes of the new millennium. Infinito is dedicated to the unknown, the occult and the unexpected and presents an alternative to traditional documentary channels. Bringing viewers closer to the unknown, Infinito features documentaries, interviews, talk shows, series and news. Infinito is available throughout Latin America.

      FTV/Fashion TV is a global television network entirely dedicated to the fashion world. Since November 2001, we have controlled the distribution and advertising sales rights for Latin America of FTV. Under an agreement with FTV Paris, we develop original content featuring local celebrities and brands to customize the channel to the preferences of the local markets. FTV is a 24-hour international television channel targeting fashion enthusiasts around the world. FTV’s programming highlights include Focus On...Argentina, a daily show covering the Argentine fashion scene; Fashion Clips, Haute Couture Paris, covering fashion events from Paris, Rome and Milan; and major fashion events from Sao Paulo, New York and Buenos Aires.

      MuchMusic Argentina is a channel that integrates music, interactivity and humor. MuchMusic Argentina targets the 12-24 and 25-34 age brackets and combines live productions and localized content with local production packaging, and international flair through a wide spectrum of styles: Rock, Pop, Latin Music, Dance, Hard Core and other new music trends. MuchMusic also offers original non-musical content developed under the same “localist” programming philosophy. We license the MuchMusic brand and certain content from CHUM Limited, a Canadian company and content provider. In addition, we have the right to develop the MuchMusic television service in Latin America and Iberio America.

      HTV is a vehicle of Latin culture and offers a diverse music mix overcoming geographic barriers and language. Taking advantage of the popularity for all things Latin and Latin music, HTV has established a following in Latin America and the US Hispanic market. HTV programming covers a spectrum of Latin American music genres, including pop, Latin rock, tropical, hip-hop, reggae and ballads. HTV also features current popular crossover hits, introduced by the artists themselves. HTV plays uninterrupted Spanish and Portuguese-language music without “VJ’s” or other non-musical programming.

      Cl@se was launched in April 1999. Cl@se includes programming that is committed to supporting education in Latin America by offering an entertaining educational vehicle to facilitate learning by children and teenagers. Effective January 2003, Claxson sold the Cl@se channel to the Cisneros Group as DirecTV Latin America, our principal distributor, was unwilling to continue to carry the channel at fees acceptable to us. The Cisneros Group will continue to operate the channel and we will continue to provide a number of services, including playback, satellite, and back office services and serve as the exclusive distributor of the Cl@se channel to cable operators throughout Latin America.

      Partially Owned Channels

      Playboy TV Network and The Hot Network are owned, operated and distributed throughout Latin America, Spain and Portugal by Playboy TV Latin America. Playboy TV Latin America is a joint venture that was created in 1996 between a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. Today, a subsidiary of Claxson owns 81% of Playboy TV Latin America, while an affiliate of Playboy Enterprises, Inc. owns the remaining 19%. Playboy TV Latin America offers high quality adult entertainment, which generally can be purchased monthly as a premium channel or on a pay-per-view basis. A portion of Playboy TV Latin America’s programming is tailored to the Ibero American market and is customized according to regional preferences.

      Venus is a premium and pay per view adult content channel that we launched in 1994 and targeted specifically to the Latin American audience. Venus offers themed features, specials and weekly shows to demanding subscribers. Venus brings a wide variety of adult genres and high quality programming, including original productions and a sophisticated on-air look. Venus was transferred to the Playboy TV Latin America joint venture, as part of the overall restructuring of the relationship with Playboy Enterprises, Inc.

      Distributed Channels

      Crónica TV is owned and produced by Estrella Satelital S.A. We are the exclusive sales agent for Crónica TV programming in the Southern Cone. Crónica TV is a 24-hour live news channel, delivering local and international news coverage that is popular, in large part, for its live coverage of events in Argentina. Crónica TV is one of the leading news channels in Argentina.

      The Locomotion Channel was a 50/50 partnership between a subsidiary of Claxson and an affiliate of The Hearst Corporation that was created in November 1996. Locomotion is distributed in Ibero America and features international animation programming created specifically for teens and young adults. On May 17, 2002, we sold our 50% participation in Locomotion to Corus Entertainment Inc., a Canadian media and entertainment company and are currently discussing with them the possibility of transferring the affiliate sales services, and the post-production and technical services to one of their affiliates at the expiration of the contract.

      Venevision Continental, which is owned by the Cisneros Group, is a general entertainment channel with family programming that integrates highly rated shows from the main Spanish-speaking television broadcasters. Venevision Continental’s programming includes soap operas, magazine and talk shows, variety shows, comedy, children’s programming, beauty contests and news. Venevision Continental was launched in August 2000 and is distributed pan-regionally. We represent Venevision Continental for sales to cable operators throughout Latin America.

      Production Operations

      The Kitchen, Inc. commenced operations in the first quarter of 2001, offering language dubbing and subtitling, network playout and post production services. The language dubbing process utilizes specialized computer systems and software and employs versatile acting talent from Miami, Latin America and Europe. The Kitchen can dub into Spanish, Portuguese, English, French and Italian. In network playout, The Kitchen is equipped with a “tapeless” environment with daily programming supplied from computer servers. The Kitchen offers broadcast services to our owned and partially-owned channels, and recently to customers around the world. The Kitchen is open twenty-four hours a day, seven days a week. The Kitchen also provides subtitling services in various languages, playback services for television networks in the Miami area and general post-production services.

      In Jaus commenced operations in 2002 as part of our strategy to obtain third party clients for the services that we already produce for our own channels. In Jaus is our creative division in charge of broadcast design (both video and audio) as well as the production services for commercial shoots, feature films and made for TV movies, and documentaries or video clips (through In Jaus Films). The original production of documentaries and other programs is also managed by In Jaus, as well as the distribution and sale of these programs and all proprietary programs and television formats to third parties. During the year 2002, In Jaus provided services to external clients, including Grupo Clarin, Arcor, Radio Disney and Verizon, generating revenues of $0.2 million.

      Pay Television Distribution

      As of December 31, 2002, our channels were distributed in 23 countries in Ibero America and reached approximately 44.9 million basic channel subscribers in over 10.1 million pay television households. We believe that our ability to provide a diversified package of branded channels to pay television operators is a favorable alternative to individual channels that offer a more limited menu of programming choices. We have distribution agreements with pay television operators that distribute our channels in each of our markets.

      We intend to increase the penetration of our channels in the markets in which they are currently distributed and expand into new markets. The following table identifies the number of subscribers for each of our basic channels as of December 31, 2000, 2001 and 2002. The total number of subscribers for each channel in 2002 is strongly affected by a decrease of approximately 25% in the total subscribers in Argentina as a result of the economic situation during 2002.

	Total Number of Subscribers

	December 31,

	2000	2001	2002

	(In thousands)
Basic Package
Space	5,743	5,881	4,805
I.Sat	5,445	5,675	4,674
Uniseries/Retro(1)	4,415	4,557	3,555
Infinito	7,071	9,251	8,229
Júpiter/FTV(2)	1,699	2,595	3,576
MuchMusic	5,088	5,185	4,494
HTV	4,348	5,431	5,061
Cl@se(3)(4)	1,179	1,549	1,718
Locomotion(4)	4,188	5,711	5,330
Crónica TV(4)	4,942	5,330	3,997
Venevision Continental(5)	—	587	998

Total Basic Channel Subscribers	44,118	51,752	46,437

(1)	Uniseries was replaced by Retro in March 2003.

(2)	Jupiter was replaced by FTV in December 2001.

(3)	We sold Cl@se in January 2003.

(4)	Represented channel.

(5)	Represents cable subscribers only. We began distributing Venevision Continental in September 2001.

      Pay Television Revenue Sources

      Like most providers of pay television content, we derive substantially all of our pay television revenues from subscriber-based fees and advertising revenue. Subscriber-based revenues currently are the primary source of revenue for our pay television business, accounting for 68% of total pay television net revenue in the year ended December 31, 2002 and 78% in the year ended December 31, 2001. Advertising accounted for 5% of total pay television net revenue in the year ended December 31, 2002 and 11% in the year ended December 31, 2001. In addition, we derived 27% of total pay television net revenue in the year ended December 31, 2002 and 11% in the year ended December 31, 2001 from other sources, including production services, management and other fees for services we provide to our partially owned channels and to third parties.

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

      Our channels are distributed by more than 1,100 pay television operators in Ibero America. These operators include, among others, DirecTV Latin America, CableVisión (Argentina), Multicanal (Argentina), Via Digital (Spain), Sky Latin America, Net Brasil (Brazil), Cablevisión (Mexico), VTR (Chile) and Intercable (Venezuela). Our five largest pay television distributors accounted for 24% of total pay television net revenue for the year ended December 31, 2002, and DirecTV Latin America, our largest pay television distributor, accounted for 15% of total pay television revenues for the year ended December 31, 2002. On March 18, 2003, DirecTV Latin America announced that it had filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. Although we believe that we have a good relationship with DirecTV Latin America, as well as with all of our other distributors, we may experience a decrease in our pay television net revenues if DirecTV Latin America terminates its agreement with us or is unable to successfully reorganize its operations. See Item 3.D. Risk Factors—General Risks—The bankruptcy of DirecTV Latin America, the largest distributor of our pay television channels, could lead to a reduction in our earnings or our inability to collect certain accounts receivable.

      At least one of our channels is currently distributed to 44% of the pay television households in Ibero America, excluding the U.S. Hispanic market. We plan to continue to expand the penetration of our package of channels throughout Ibero America.

      Advertising Revenue. We derive revenues from the sale of advertising on our pay television channels to advertisers and agencies. We believe that our geographic reach will enable us to pursue local, pan-regional and global advertising budgets. We offer advertisers pan-regional reach, local focus and the opportunity to incorporate direct marketing and promotional events to create multimedia campaigns. We believe that our channels’ spectrum of highly-rated programming appeals to advertisers that want to target audiences in specific demographic and other focused groups. We seek to offer advertisers maximum value for their advertising expenditures and have implemented a strategy that provides customized options, including the following: on-air spots; program sponsorships; on-air promotions; product integration; customized commercials; special events; and interactive elements.

      For the year ended December 31, 2002, our channels sold advertising to 191 advertisers. In the year ended December 31, 2002, our top ten advertisers accounted for approximately 54% of our pay television advertising revenues. Our strongest advertising sales were made for the Space channel, which accounted for 37% of pay television advertising revenue in the year ended December 31, 2002.

      On October 22, 2001 we acquired a 51% equity interest in StarTV Brazil Ltda., a Brazilian limited liability company. StarTV is an advertising firm in Brazil that provides advertising sales and marketing services to pay television channels and Internet businesses. StarTV is the advertising sales representative in Brazil for all of our media properties.

      Other Revenue Sources. We derive other revenues from services that we provide to pay television businesses we partially own, such as Playboy TV Latin America and DMX MUSIC Latin America and to certain third parties. These revenues include playback, library, satellite space, dubbing, subtitling, creative services, and programming from our partner channels as well as from independent third parties and fees for back office and other services provided to these joint ventures. We expect these revenues to increase as we provide additional services to third parties.

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

      Our marketing staff works closely with our other departments, including advertising sales, affiliates sales, creative, programming and communications, to coordinate and implement activities that achieve its marketing goals. For example, our marketing, affiliate and advertising sales departments work closely together to create marketing concepts and off-air promotional events that appeal to its advertisers and system operators and reinforce a brand’s key elements. In addition, our marketing staff works with the programming and creative departments to develop strategic programming concepts that strengthen the uniqueness of a channel’s identity, increase viewership and create sponsorship opportunities. We believe that our marketing initiatives achieve their primary goals of growing our brands, retaining viewer loyalty, increasing the distribution of our channels, creating innovative promotional opportunities for its advertisers and affiliates and maintaining or improving its ratings.

      Programming Sources

      Our programming library includes licensed programming, owned films, original productions and other programming totaling approximately 16,000 hours. Of these total hours of programming, approximately 15,500 hours are currently in our possession and 500 hours are to be delivered pursuant to contracts with suppliers as of March 31, 2003.

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

      Licensed Programming. We have exhibition rights from third-party programmers totaling approximately 15,000 hours of programming. These rights include approximately 3,300 films, representing approximately 7,000 hours of programming, which allows channels such as Space and I.Sat to air programming with less repetition than many of their competitors. The remaining 8,000 hours of programming consist of approximately 10,000 television series episodes and documentaries, allowing Retro and Infinito not to repeat its episodes of any series or documentary for up to one year. Our exhibition rights also include sports and music entertainment events.

      Our program license agreements generally provide for the non-exclusive right to exhibit programming within a specified period of time by means of basic pay television in the Southern Cone, and sometimes provide for options to extend these rights on a pan-regional basis throughout Latin America. In the case of each of Infinito, FTV and Retro, our pan-regional channels, we obtain exhibition rights on a pan-regional basis throughout Latin America.

      We have entered into programming agreements with key providers of high-quality programming, including Paramount Pictures Corp., MGM International Television, CHUM Limited, and FTV Paris.

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

      We own a substantial amount of programming originally produced for the channels, including approximately 1,000 hours of original programming recently produced for Infinito, as well as boxing and film commentaries produced to air on Space and concert and film commentaries produced for MuchMusic Argentina and I.Sat. We also own certain brief lead-in programming that we produce relating to much of our film library and other interstitial programming material.

      In addition to owned and licensed programs, we have a limited amount of first-run rights relating to boxing matches and other special events, such as music concerts, exclusive interviews and specials featuring music artists.

Playboy TV Latin America Joint Venture

      Restructuring of the relationship with Playboy Enterprises, Inc.

      In 1996, a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. entered into a joint venture, Playboy TV – Latin America, LLC. Currently, a subsidiary of Claxson owns 81% of Playboy TV Latin America while an affiliate of Playboy Enterprises, Inc., owns the remaining 19%. Playboy TV Latin America owns, operates and distributes Playboy TV Network, the Hot Network and the Venus channel throughout Latin America, Spain, and Portugal. In 1999, an affiliate of Playboy Enterprises, Inc. and an affiliate of the Cisneros Group created Playboy TV International LLC, a joint venture to own and operate Playboy TV networks outside of the United States and Canada. The affiliate of Playboy Enterprises, Inc. owned 19.9% (with an option to buy up to 50%) of Playboy TV International and the affiliate of the Cisneros Group owned 80.1% which interest was contributed to Claxson as part of the merger transactions. In January 2002, we began negotiating a possible restructuring of the Playboy TV International joint venture based on our belief that the structure made it a nonviable business and there was a justification for adjusting the fixed cost structure and obligations owed to Playboy Enterprises, Inc. as a result of Playboy TV International’s lower than anticipated actual revenues. If we had not restructured the Playboy TV International joint venture, we would have been responsible for making additional mandatory capital contributions of up to U.S.$21.4 million. In addition, as part of the formation and the acquisition of certain international television rights, Playboy TV International was obligated to pay an affiliate of Playboy Enterprises, Inc. U.S.$57.5 million, payable in several lump sum payments prior to September 2004. On December 23, 2002, we and our affiliates, along with Playboy Enterprises, Inc. and its respective affiliates, completed a restructuring of our Playboy TV International joint venture.

      Pursuant to the restructuring, we (i) transferred our 80.1% interest in Playboy TV International (outside of Latin America, Spain and Portugal) to Playboy Enterprises, Inc., (ii) contributed the Venus channel to Playboy TV Latin America, and (iii) transferred 728,112 preferred shares of Playboy.com, Inc. to Playboy Enterprises, Inc. In exchange, we were released from our capital commitments to this venture, and we revised the terms for our continued relationship in Latin America, Spain and Portugal. Claxson through a wholly-owned subsidiary retained an 81% interest in Playboy TV Latin America and now controls the management of this joint venture. As a result, we consolidate the Playboy TV Latin America operations into our pay television division for financial reporting purposes, as of December 2002. Consequently, we now operate all adult content operations (which includes the Playboy TV, Hot Net and Venus channels) under the Playboy TV Latin America joint venture. An affiliate of Playboy Enterprises, Inc. will distribute the Playboy TV Latin America programs in the U.S. Hispanic market for a 20% distribution fee to our joint venture.

      As part of the restructuring, an affiliate of Playboy Enterprises, Inc agreed to exclusively license to Playboy TV Latin America its entire Playboy TV television programming library which was in existence as of March 31, 2002. The library consisted of approximately 12,500 hours of Playboy original programming, licensed movies, and other shows. The program supply agreement also requires an affiliate of Playboy Enterprises, Inc. to license exclusively all new programs produced to Playboy TV Latin America each year, subject to a certain minimum number of program hours. In exchange for these rights, Playboy TV Latin America must pay an affiliate of Playboy Enterprises, Inc. 17.5% of the net revenues from the distribution of these programs, with a guaranteed annual minimum.

      DMX MUSIC Latin America

      AEI Collingham Holdings Co. Ltd., which operated the AEI Music Latin America joint venture, was a 50/50 joint venture formed in 1999 by a member of the Cisneros Group and an affiliate of AEI Music Network Inc. Upon the formation of the joint venture, it developed and delivered 20 digital music channels through DirecTV in Latin America. AEI Music Networks merged with DMX MUSIC during 2001. In May 2002, we completed a business combination transaction with DMX MUSIC whereby DMX MUSIC contributed to the joint venture all its existing affiliation agreements with cable and DTH operators in Latin America and the U.S. Hispanic market and cash in the amount of U.S.$0.7 million, in exchange for an additional 19% of the equity interests in the joint venture. After the business combination, AEI Music Latin America re-branded its services as DMX MUSIC Latin America and expanded its channel offerings. We now own 31% of DMX MUSIC Latin America. DMX MUSIC Latin America also intends to develop and deliver music services to retail and commercial establishments in Latin America.

      BROADCAST TELEVISION AND RADIO BUSINESSES

      We wholly own and operate two integrated broadcast businesses: Iberoamerican Radio Holdings Uno S.A., which we refer to herein as “Radio Chile”; and Red de Television Chilevisión S.A., which we refer to as “Chilevisión”. Radio Chile is the radio network with the largest audience in Chile and Chilevisión is the fourth largest television broadcaster in Chile (based on ratings). Our broadcast businesses in Chile allow us to:

•	cross-sell television and radio advertising; and

•	expand the multi-media package available to advertisers from radio and broadcast television to also include pay television.

      We also operate two radio stations owned by Sarandi Communications, S.A. in Uruguay: AM 690 (Sarandi) and FM 91.9 (Music One).

      Market Overview

      Our broadcast business is presently concentrated in Chile. The advertising market in Chile is seasonal, with advertising expenditures increasing throughout the year and peaking in the fourth quarter when consumer expenditures reach their peak.

      Radio Chile owns and/or operates eight centrally programmed radio networks, namely Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit, and Imagina, five of which were among the top ten ranked radio networks during 2002 in Santiago, which represents 39% of the national population and 58% of Chile’s purchasing power. The Radio Chile networks deploy a variety of programming formats designed to increase Radio Chile’s market share and to present a wide range of options to advertisers. We believe that our variety of programming formats makes Radio Chile less susceptible to changes in listening preferences than networks focused on a single segment.

      The following table identifies the formats and target audiences of the radio networks.

Radio Network	Format

Pudahuel FM	News, Latin music and talk show formats targeted to women 25 to 59 years old.

Corazón	Interactive, tropical music format targeted to listeners 25 to 59 years old.

Rock & Pop	Rock music and talk show format targeted to listeners 15 to 24 years old.

FM Dos	Romantic music format in Spanish (70%) and English (30%) targeted to women 20 to 34 years old.

FM Hit	Top 40 music format targeted to listeners 15 to 24 years old.

Futuro	Classic rock format targeting men 25 to 49 years old. Futuro complements Concierto in Santiago, where the two stations occupy the number one and two spots in their segment.

Imagina	Romantic music format targeted to women 25 to 59 years old.

Concierto	Adult contemporary music format in English (70%) and Spanish (30%), targeting men and women 25 to 49 years old.

      Radio Chile’s eight radio networks had a combined 33.9% audience share in the Santiago market for the period from January through December 2002. The following table presents the rank and audience share in Santiago for each Radio Chile radio network for the periods indicated.

	2002	Rank	2001	Rank

Pudahuel FM	5.9%	1	6.1%	2
Corazón	5.6	2	5.7	3
FM Dos	5.0	3	4.9	7
Rock & Pop	4.9	5	5.2	5
FM Hit	4.2	10	4.9	6
Futuro	3.7	11	4.4	9
Concierto	2.6	16	2.5	16
Aurora/Imagina(1)	2.2	19	2.8	13

Total audience share	33.9%		36.3%

(1)	In September 2002 Aurora changed its target audience and became Imagina. Source: Search Marketing Reports

      Radio Chile is a distant leader in audience share in Santiago, compared to the other radio groups that operate more than one network. The Garcia Reyes Group captures a 6% audience share with the operation of two networks; the Caracol Group obtains 8% audience share operating four networks; and the Bezanilla Group has an 8% audience share operating three networks.

      Radio Chile’s networks reach over 99% of Chile’s population in 36 cities through 142 FM concessions. Our three largest networks reach over 90% of the total population, two reach over 70% of the total population, and the rest reach between 40% and 70% of the total population. Radio Chile had U.S.$13.7 and U.S.$12.6 million in revenue in 2001 and 2002, respectively, which accounted for an estimated 28% and 31% of the Chilean radio advertising market in 2001 and 2002, respectively.

      Chilevisión currently is, according to Time Media and Asociación Chilena de Agencias de Publicidad, Chile’s fourth largest television network in terms of ratings and revenues. Chilevisión broadcasts a mix of syndicated programming (68%) and proprietary programming (32%) that targets a family audience. Chilevisión reaches 35 cities that account for 98% of the Chilean population, and is one of the five television networks with national coverage.

      Chilevisión Revenue Sources

      We derive all of our broadcast television revenues from the sale of advertising on our television network to advertisers and agencies. Our geographic reach enables us to pursue national advertising budgets as we give advertisers access to the entire Chilean market. We believe that our network’s mix of licensed and proprietary programming appeals to advertisers that want to target audiences in specific demographic and other focused groups. We seek to offer advertisers maximum value for their advertising expenditures and have implemented a strategy that provides customized options, including on-air spots; program sponsorships; on-air promotions; product integration; customized commercials; special events; and interactive elements. For the year, ended December 31, 2001 and 2002, Chilevisión sold advertising to 294 and 284 advertisers, respectively. In the year ended December 31, 2001, and 2002 our top five advertisers accounted for approximately 22% and 16%, respectively, of our broadcast television advertising revenues.

      In May of 2002 a new Executive Director for Chilevisión was appointed. As part of a restructuring of the network we reduced the number of employees and the programming grid was changed to increase news coverage, make the programming more attractive to a female audience, reinforce its approach, and strengthen prime time programming. In addition, the image of the network was repositioned through a new logo, slogan and on-air elements.

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

      Programming Sources

      We broadcast a mix of licensed programming (59%), proprietary programming (32%) and third party productions (9%).

      One of the strengths of Chilevisión’s productions is our press department that produces three daily news programs. The press department also produces opinion programs and journalist and investigative programs with discussion of the current events in politics and economics. In the third quarter of 2003, Chilevisión started simulcasting a morning news show with Radio Futuro.

      Original productions are also designed to localize licensed programs while targeting specific genre or demographic, such as children, women, teens and young adults. These programs offer a mix of licensed programs together with local insertions, such as a children’s local program that creates games and activities to compliment licensed programs.

      We have exhibition rights from third-party programmers totaling approximately 1,100 hours of programming. These rights include approximately 460 films, 800 television series episodes, documentaries, variety shows and entertainment programming, which allows Chilevisión to vary programming during different times of the day. Our principal programming suppliers include Alliance Atlantis, Telefilms and Beta Films. We believe that our relationships with television programming suppliers are good.

      Chilevisión’s management has focused on improving the network’s audience share, which has grown from 13.2% in 2001 to 13.9% in 2002, according to Time Media. Chilevisión’s growth strategy is to align its advertising market share, estimated by management to have been approximately 7.1% in 2002 (as compared to 6.9% in 2001), with the network’s higher audience share by increasing prices per advertising spot as a result of improved programming offerings and the appreciation of the new Chilevisión brand.

      Radio Sarandi

      On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One). Under the terms of the lease and co-management agreement, we pay Sarandi U.S.$65,000 per month during the lease term. We coordinate the programming and marketing strategy and manage the advertising sales and other operational matters of the AM Sarandi and Music One stations, while we sub-lease the AM Sport station to a third party.

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

      El Metropolitano

      Due to the weakness in the advertising sales market for print media in Chile, we terminated the operation of our Chilean subsidiary’s local daily newspaper known as El Metropolitano as of June 12, 2002.

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

      In December 2001, we embarked on a significant restructuring of our Internet operation with the objective of maintaining the technical functionality to support our traditional media assets, while being able to create and market broadband content. The local offices of our Internet operations were closed, and the production of content for Internet was centralized together with broadband operations at our Buenos Aires offices in March 2002. As of May 1, 2002, our Internet operations had 26 employees compared with 79 employees as of December 31, 2001. Our network of websites continues to offer interactive functions such as chat rooms and CupidoNet.

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

      El Sitio Digital Channel’s offering includes a basic package with eight channels (adult, music, games, new age, Your Studio, Radio Deseo, documentaries and help), and two pay per view channels, featuring a wide range of content tailored to the interests of its target audience. El Sitio Digital Channel includes more than 700 digitized videos – in AVH and DVD quality – Venus and Playboy TV clips for adults, Infinito documentaries, current events and information, MuchMusic music, its own radio, channels to upload personal videos and audio files, video tutorials and 2D community tools.

      In addition to the broadband operation, the Internet business unit based in Buenos Aires groups all of our on-line content and marketing tools including El Sitio.com and CupidoNet; Pay TV’s vertical websites including Infinito, Space, Uniseries, I.Sat, Venus and FTV, as well as their interactive formats and the broadcast television and radio websites.

      Intellectual Property and Proprietary Rights

      Some companies, including other participants in the media industry, use and/or may use trademarks or service marks in English or other languages which, when translated, are similar to certain of our core marks. This usage may hinder our ability to build a unique brand identity and may lead to trademark disputes. If we lose the right to use a trademark or service mark, we may be forced to adopt a new mark which would result in the loss of substantial resources and brand identity. In any event, even if successful, litigating a trademark dispute would result in expenditures and diversion of executives’ time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on us.

      We also depend upon technology licensed from third parties for chat, homepage, search and related web services. Any dispute with a licensor of the technology may result in El Sitio’s inability to continue to use that technology. Additionally, there may be patents issued or pending that are held by third parties and that cover significant parts of the technology, products, business methods or services used to conduct our business. We cannot be certain that its technology, products, business methods or services do not or will not infringe upon valid patents or other intellectual property rights held by third parties. If a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending against third-party infringement claims, regardless of the merit of those claims.

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

      Regulation of the Brazilian Pay Television Industry

      During 2002 the Brazilian government enacted and amended various regulations affecting the movie theater, home video and pay television industries. With respect to the Brazilian pay television industry, the new regulations require cable and other pay television operators in Brazil to withhold 11% of the payments made to foreign programming providers, unless the programming providers elect to reinvest 3% of the revenues generated in Brazil in local productions. The programming provider must register before the National Film Agency (ANCINE) and the local cable operator must deposit such 3% in a bank account in Banco do Brazil. The foreign programming provider has 270 days to utilize such deposited funds for local production projects after which time any unused funds may be utilized by ANCINE.

      We have recently finalized the registration with ANCINE and the opening of the bank account in Banco do Brazil. When the regulations were first enacted, most Brazilian pay television operators refused to pay us amounts due pending the outcome of our registration with ANCINE. We have since been able to negotiate with some Brazilian pay television operators to pay us amounts due subject only to a 3% withholding. Since its inception in early 2002, these regulations have undergone many modifications and further modifications in the future remain possible. If we are unable to complete the registration process, or if the regulations are further modified, it may affect our business.

      Regulation of the Chilean Broadcast Television and Radio Industry

      The radio broadcast industry in Chile is regulated by the Subsecretariat of Telecommunications, which is known as “SUBTEL”, which is overseen by the Ministry of Public Works, Transport and Telecommunications. The broadcast television industry is regulated by the National Television Council or “CNT”. Legislation regarding radio in Chile is contained in the 1982 General Telecommunications Law, as amended. In addition, the CNT Law of 1989, as amended, contains regulations that apply to the broadcast television industry. Broadcast television and radio licenses are currently awarded for 25-year terms.

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

      A new Chilean law, published on June 4, 2001, includes provisions that may be relevant to the ongoing operations of our Chilean broadcast businesses. The new law provides that any change in ownership or control of a radio and broadcast television business concession is subject to approval of the Chilean authorities who must issue a report regarding the impact on the media market of the change in control. If this report is not issued within 30 days from the filing of the application it will be deemed that the authorities have no objections. This law also provides that radio broadcasting concessions may only be granted or transferred to entities that have more than 10% non-Chilean ownership if in the country of origin of the foreign nationals, Chilean nationals are granted similar rights. This provision may affect the manner in which Claxson and its affiliates conduct its broadcast business in Chile, including the renewal of the existing concession or acquisition of new ones.

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

      Our broadcast television and radio business in Chile competes with national and regional broadcasters for audience share and advertising revenues primarily on the basis of program content that appeals to a particular target demographic audience. Radio Chile’s main competitors are the Garcia Reyes Group, the Caracol Group and the Bezanilla Group, each of which have established significant audience share. Chilevisión competes primarily with six broadcast television networks, owned by the University of Valparaiso, the Chilean Government, Cristalerias de Chile S.A., the Catholic Church, Compañia Chilena de Comunicaciones S.A., and Angel Gonzalez, a broadcast television entrepreneur.

      Many companies provide websites and services targeted to Spanish- and Portuguese-speaking audiences. All of these companies compete with our websites for user traffic and advertising dollars. Competition for users and advertisers is intense and there are no substantial barriers to entry in this market. We also compete with providers of content and services over the Internet, including web directories, portals, search engines, content sites, Internet service providers and sites maintained by government and educational institutions.

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

      Pay Television Facilities

      Our U.S. headquarters are located at 404 Washington Avenue, Miami Beach, Florida, in approximately 17,000 square feet, under a lease that expires in December 2003. We have completed construction and installation of a modern production and technical operations center in Miami owned and operated by The Kitchen, Inc., one of our subsidiaries which provides network origination, language dubbing and subtitling, video editing and graphic services. This facility, which became operational in February 2001, occupies approximately 25,600 square feet of leased space. Upon the expiration of the lease for our Miami Beach headquarters, we plan to move our headquarters to The Kitchen offices, where we will integrate all of our Miami-based operations.

      Our principal executive offices in Buenos Aires, Argentina are located at Av. Melian 2752/54 in a 60,000 square foot building that we own, containing both administrative and production functions, including two television studios. We also own two additional offices that are located at Av. Manuel Ugarte 3612/18 and Av. Melian 2760/62. We also lease approximately 8,000 square feet of warehouse space in Buenos Aires and approximately 20,000 square feet of office and production space with a street front television studio for our Much Music channel.

      In addition, we lease office space in Mexico, the Bahamas, Brazil and Spain to support sales efforts to cable and direct-to-home operators in certain markets.

      Broadcast Television and Radio Facilities

      Radio Chile’s principal offices are located in Santiago, Chile, where we own an office building containing approximately 1,600 square meters of office space. Radio Chile owns additional office space of 400 square meters in Santiago, Chile and either owns or leases a number of radio transmission towers throughout Chile.

      Chilevisión owns a property occupying approximately 10,000 square meters in Santiago where its headquarters, production studios and offices are located. Chilevisión also owns 3 transmission towers and leases 25 other properties and transmission towers throughout Chile under long-term leases.

      Radio Sarandi leases office space of approximately 600 square meters in Montevideo, Uruguay.

      Internet Facilities

      On June 4, 2002, El Sitio’s 1,600 square meters of corporate offices were relocated to our principal executive offices at Avenida Melian in Buenos Aires.

      El Sitio also leased office space in Bogotá, Caracas, Mexico City, Miami, Montevideo, Santiago and Sao Paulo. As a result of our restructuring of Internet operations, as of June 1, 2002, all offices have been closed or subleased except for the office in Sao Paulo.

Item 5. Operating and Financial Review and Prospects

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. “Key Information – Risk Factors”, Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, proposed dispositions, and other expectations, intentions and plans contained in this annual report that are not historical fact.

      When used in this annual report, the words “expects”, “anticipates”, “intends”, “plans”, “may”, “believes”, “seeks”, “estimates” and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, those set forth under Item 3. “Key Information – Risk Factors”. In light of the many risks and uncertainties surrounding our business, results of operations, financial condition and prospects, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

      The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business. See Item 3.D. “Key Information—Risk Factors—We may not be able to continue as a going concern” and Note 1 of our consolidated financial statements.

      Critical Accounting Policies

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. A summary of our significant accounting policies and judgments can be found in Note 2 to our consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of the company’s financial condition and results of operations that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain. These judgments and estimates often involve future events. Although we believe our estimates and assumptions are reasonable, they are based upon information available at the time of the valuations. Actual results may differ significantly from estimates under different assumptions or conditions. The following is a summary of critical accounting judgments and estimates and is based on our accounting practices in effect during 2002.

      Goodwill, Intangibles and Other Assets — In accordance with SFAS No. 142, we discontinued the amortization of goodwill effective January 1, 2002, and measured fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considered several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. Separable intangible assets that have finite useful lives, primarily consisting of broadcast and television licenses, will continue to be amortized over their respective useful lives ranging from 5 to 30 years. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets is less than their carrying value.

      Allowance for Doubtful Accounts Receivable — We carry accounts receivable at the amount we deem to be collectible. Accordingly, we provide allowances for accounts receivable deemed to be uncollectible based on our management’s best estimates. As a result of the agreement with DirecTV Latin America Holdings mentioned in Note 11 to our consolidated financial statements, we have not provided any allowances for doubtful accounts receivable or written off any account receivable from DirecTV Latin America. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount.

      Revenue Recognition — We entered into distribution agreements with cable and direct-to-home distributors pursuant to which we receive monthly subscriber-based fees. The subscriber-based fee is recognized as revenue as we provide the television services to the distributor. Advertising revenue is recognized at the time the advertisement is aired. Revenue from the licensing of programming rights are recognized ratably over the license period when a contractual obligation exists. Other revenue consists primarily of fees for playback, library, satellite, dubbing, subtitling and back office services which are recognized as the services are performed.

      Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Adoption on SFAS 145 precluded the gain on the exchange offer from being reflected as an extraordinary item.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires companies to recognize the costs associated with exit or disposal activities when they are incurred. Currently these types of costs are recognized at the time management commits the company to the exit/disposal plan in accordance with EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is effective for exit or disposal activities that are initiated subsequent to December 31, 2002. We do not expect that the application of the provisions of SFAS 146 will have a material impact on our consolidated financial statements.

      In November 2002, the EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on how to account for arrangements that involve the deliver or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not believe EITF 00-21 provisions will have a material effect on our consolidated financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We do not believe FIN 45 will have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation-Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for a voluntary change from the intrinsic-value-based method of recognizing stock compensation expense under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, to the SFAS No. 123 fair-value-based method of accounting for stock-based employee compensation. Under the fair value method, the fair value of the stock options granted to employees is recognized as compensation expense over the service period (usually the vesting period). Under the intrinsic value method, compensation expense is recognized for options that are -in-the-money, thereby having intrinsic value, at the date of grant. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ended after December 15, 2002. The adoption of the disclosure provisions of SFAS 148 did not have a material effect on our consolidated financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We are required to adopt the provisions of FIN 46 immediately for variable interests in variable interest entities created after January 31, 2003, and in the quarter ending September 30, 2003 for variable interests in variable interest entities created before February 1, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not have any variable interest entities as defined in FIN 46. Accordingly, we have determined that it is not reasonably likely that we will be required to consolidate or disclose information about a variable interest entity upon the adoption of FIN 46.

Contractual Obligations and Commercial Commitments

      During the first quarter of year 2003, U.S.$2.3 million of unexchanged principal amount of Imagen Satelital 11% Senior Notes due 2005 were exchanged for new Imagen Satelital 6.25% Senior Notes due 2013. After adjusting for these changes, the following table illustrates our contractual obligations and commercial commitments as of December 31, 2002:

	Less than	1–3	4–5	More than
	1 Year	Years	Years	5 Years

11% Senior Notes due 2005	$3,217	$—	$—	$—
8.75% Senior Notes due 2010 (excluding interest)	—	—	8,265	33,060
6.25% Senior Notes due 2013	—	—	—	2,300
Syndicated bank facilities (excluding interest)	5,023	10,044	2,511	—
Other (excluding interest)	1,602	2,523	1,562	—
Operating leases	5,544	8,508	6,956	2,892

Introduction to Operating Results

      We have presented certain historical financial information of ours, including certain historical information of our predecessor, Ibero-American Media Partners.

      Net Revenues

      We derive our revenues from subscriber-based fees charged to pay television system operators that distribute our branded television channels, from advertising on our pay television channels and broadcast media assets and from advertising on our network of websites. We also generate revenues through production services, sales commissions, management fees and other services provided to the unconsolidated joint ventures as well as from third parties.

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

      Advertising Revenues

      We derive revenues from the sale of advertising on our pay television channels, our broadcast media assets and our websites. Our multiple sales offices enable us to solicit local, pan-regional and global advertising accounts from advertisers and agencies directly. We derive advertising revenues principally from:

•	advertising arrangements under which we receive fees for advertising spots placed on our pay television channels and broadcast stations for specified periods of time;

•	sponsorship arrangements that allow advertisers to sponsor a program on one or more of our pay television channels, broadcast stations or networks in exchange for fixed payments;

•	advertising arrangements under which we receive fixed fees for banners placed on our websites for specified periods of time; and

•	reciprocal services arrangements, under which we exchange advertising space on our media assets for advertising or services from other parties.

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

      Production Services

      In 2001, we expanded our services through the creation of The Kitchen, Inc. to include playback program origination, dubbing, subtitling and post-production services to our joint ventures as well as to third parties. We recognize production services revenues as work is performed.

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

      Operating Expenses

      Our operating expenses consist of:

•	product, content and technology;

•	marketing and sales;

•	corporate and administration;

•	depreciation and amortization; and

•	merger, restructuring and severance expenses.

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

      Corporate and Administration Expenses. Corporate and administration expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and professional fees, such as accounting, legal and consulting fees. Corporate and administration expenses also include monitoring fees paid to our principal shareholders, as well as fee and expenses related to our Board of Directors.

      Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation and amortization of production, post-production and other equipment, servers and other computer equipment, buildings, office furniture and leasehold improvements. Investments in property and equipment, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the improvement. Property and equipment is being depreciated and amortized, as the case may be as follows:

•	buildings 20 – 50 years;

•	computers, software and other equipment 3 – 10 years;

•	leasehold improvements 5 – 7 years; and

•	furniture, fixtures and other fixed assets 5-10 years.

      We have historically incurred significant amortization expense as a result of goodwill. Additionally, we incur amortization expense related to the amortization of broadcast television and radio licenses. The implementation of SFAS 142 on January 1, 2002 has reduced total depreciation and amortization as a result of the cessation of amortization of goodwill.

      Merger, Restructuring and Severance Expenses. Merger, restructuring and severance expenses consist primarily of severance cost related to the rationalization of the different business units and the corporate and administration areas of Claxson as a result of the merger transaction during the year 2000 and 2001.

      Other Income (Expense). Other income (expense) consists primarily of interest expense, net of interest earned, on Imagen’s U.S.$80 million 11% Senior Notes due 2005, and the outstanding Radio Chile syndicated bank facilities, as well as other miscellaneous income and expense items. Other income (expense) also includes the foreign exchange income (loss) resulting from the effect of changes in the Argentine peso and Chilean peso exchange rates per U.S. dollar on our Argentine- and Chilean-based assets and liabilities denominated in U.S. dollars.

      Share of Loss from Unconsolidated Affiliates. Share of loss from unconsolidated affiliates represents our proportionate share of the net income or loss of Playboy TV Latin America, LLC, The Locomotion Channel, and certain other companies in which we have investments. In addition, as of the merger transaction, it represents our share of the net income or loss of Playboy TV International and DMX Music Latin America. Share of loss from unconsolidated affiliates also includes gains or losses resulting from the divestiture of certain of these investments.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     The following table sets forth, for the periods indicated, selected financial information for our pay television, broadcast television and radio and Internet and broadband businesses, and our corporate department. The results of operations for the Internet and broadband business correspond to the period after the merger transaction, commencing on September 22, 2001 and ending December 31, 2001. The results of operations of pay television in the following chart are affected by a 68% devaluation of the Argentine Peso in 2002, and a 9% devaluation of the Chilean Peso in 2002, against the U.S. dollar.

	Year Ended December 31,

	2001					2002

		Broadcast	Internet				Broadcast
	Pay	Television	and			Pay	Television	Internet and
	Television	and Radio	Broadband	Corporate	Total	Television	and Radio	Broadband	Corporate	Total

					(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$60,173	$—	$20	$—	$60,193	$31,493	$—	$73	$—	$31,566
Advertising	8,264	28,289	731	—	37,284	2,260	28,166	121	—	30,547
Production services	2,516	—	—	—	2,516	7,081	—	—	—	7,081
Other	6,444	—	—	—	6,444	5,358	412	(4)	—	5,766

Total net revenues	77,397	28,289	751	—	106,437	46,192	28,578	190	—	74,960
Operating expenses:
Product, content and technology	27,692	13,304	1,836	—	42,832	16,142	16,722	1,846	—	34,710
Marketing and sales	15,731	5,036	987	—	21,754	7,434	4,655	1,001	—	13,090
Corporate and administration	13,178	4,281	1,697	4,915	24,071	8,016	3,582	1,554	4,012	17,164
Depreciation and amortization	20,548	6,135	588	—	27,271	5,297	4,771	3,473	(1,237)	12,304
Merger, restructuring and severance	3,552	866	450	—	4,868	—	—	—	—	—

Operating income (loss)	$(3,304)	$(1,333)	$(4,807)	$(4,915)	$(14,359)	$9,303	$(1,152)	$(7,684)	$(2,775)	$(2,308)

  Net Revenues

     Net revenues decreased U.S.$31.5 million, or 30%, to U.S.$75.0 million in 2002 from U.S.$106.4 million in 2001. This decrease was primarily due to the decrease in pay television revenues of U.S.$31.2 million, or 40%, to U.S.$46.2 million in 2002 from U.S.$77.4 million in 2001. Approximately 42% of net revenues in 2002 was comprised of subscriber-based revenues compared to 57% in 2001.

  Subscriber-Based Fees

     Subscriber-based fees decreased U.S.$28.6 million, or 48%, to U.S.$31.6 million in 2002 from U.S.$60.2 million in 2001.

     Pay television subscriber-based fees decreased U.S.$28.7 million, or 48%, to U.S.$31.5 million in 2002 from U.S.$60.2 million in 2001. This decrease was due primarily to the impact of the devaluation of the Argentine Peso during 2002 of approximately U.S.$27.4 million, and a decrease in demand for pay-per-view and premium services in the region. The average monthly fee per subscriber decreased to U.S.$0.055 per subscriber in 2002 from U.S.$0.106 per subscriber in 2001. The decrease in the average monthly fee per subscriber resulted primarily from the effects of the devaluation of the Argentine Peso.

     For 2001 and 2002, 67% and 44%, respectively, of pay television subscriber-based revenues were earned in Argentina. The decrease is a result of the impact of the devaluation of the Argentine Peso compared to the U.S. dollar.

  Advertising

     Advertising revenues decreased U.S.$6.7 million, or 18%, to U.S.$30.5 million in 2002 from U.S.$37.3 million in 2001. Approximately 89% and 75% of advertising revenues were earned in Chile in 2002 and 2001, respectively.

     Pay television advertising revenues decreased U.S.$6.0 million, or 73%, to U.S.$2.3 million in 2002, from U.S.$8.3 million in 2001. This decrease resulted from the effect of the devaluation of the Argentine Peso compared to the U.S. dollar, as well as a reduction in the Peso advertising spending as a result of the economic crisis, uncertainty and recession in Argentina during the year 2002, which represents our primary market of pay television advertising.

     Broadcast television and radio advertising revenues decreased U.S.$0.1 million, or 1%, to U.S.$28.2 million in 2002, from U.S.$28.3 million in 2001. The decrease is primarily due to a decrease in Radio Chile’s revenues of $1.5 million as a result of a 9% decrease in the advertising spending in radio in Chile, partially offset by an increase of U.S.$ 0.9 million in television advertising as a result of the increase in television advertising as a percentage of total advertising and U.S.$0.6 million from the new operations of Sarandi.

     The decrease in Internet and Broadband advertising revenues of U.S.$0.6 million was attributable to the reduction of the Internet and broadband operations and the general downturn of internet advertising.

  Production Services

     Production services revenues increased U.S.$4.6 million to U.S.$7.1 million in 2002, from U.S.$2.5 million in 2001. The increase is principally attributable to the first full year of operations of The Kitchen, Inc during 2002, compared to a start-up year in 2001.

  Other Revenues

     Other revenues decreased U.S.$0.7 million, or 11%, to U.S.$5.8 million in 2002, from U.S.$6.4 million in 2001. The decrease is principally attributable to reduced services provided to The Locomotion Channel.

Operating Expenses

  Product, Content and Technology Expenses

     Product, content and technology expenses decreased U.S.$8.1 million, or 19%, to U.S.$34.7 million in 2002 from U.S.$42.8 million in 2001. Product, content and technology expenses as a percentage of revenues increased to 46% in 2002 from 40% in 2001.

     Product, content and technology expenses for pay television decreased U.S.$11.6 million, or 42%, to U.S.$16.1 million in 2002 from U.S.$27.7 million in 2001. Product, content and technology expenses for pay television as a percentage of pay television revenues decreased from 36% in 2001 to 35% in 2002. The decrease in these expenses is primarily due to approximately U.S.$7.1 million effect of the devaluation of the Argentine Peso, and U.S.$4.4 million in reduced amortization of programming as a result of the renegotiation with programmers, and a reduction in new purchases.

     Product, content and technology expenses for broadcast television and radio increased U.S.$3.4 million, or 20%, to U.S.$16.7 million in 2002, from U.S.$13.3 million in 2001. Product, content and technology expenses for broadcast television and radio increased as a percentage of broadcast television and radio revenues from 47% in 2001 to 59% in 2002. The increase is primarily attributable to a U.S.$0.7 million increase in the amortization of programming and U.S.$1.3 million increased expenses related to increased production, and U.S.$0.4 million from the addition of the operations of Radio Sarandi in Uruguay.

     Product, content and technology expenses for Internet and broadband represented U.S.$1.8 million for 2002, which reflects the reduction of expenses in the Internet and broadband division from 2001 expense of U.S.$1.8 million for the period from September 22, 2001 to December 31, 2001.

     Marketing and Sales Expenses

     Marketing and sales expenses decreased U.S.$8.7 million, or 40%, to U.S.$13.1 million in 2002 from U.S.$21.8 million in 2001. Marketing and sales expenses as a percentage of net revenues decreased to 17% in 2002, from 20% in 2001.

     Pay television marketing and sales expenses decreased U.S.$8.3 million, or 53%, to U.S.$7.4 million in 2002, from U.S.$15.7 million in 2001. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 20% in 2001 to 16% in 2002. The overall decrease was primarily due to approximately U.S.$7.2 million effect of the devaluation of the Argentine Peso, and the reduction in marketing expenditures as a result of the lower sales volume and the general need of the company to conserve its cash resources.

     Marketing and sales expenses for broadcast television and radio decreased U.S.$0.4 million, or 8%, to U.S.$4.7 million in 2002, from U.S.$5.1 million in 2001. Marketing and sales expenses for broadcast television and radio as a percentage of broadcast television and radio revenues decreased to 16% in 2002 compared to 18% in 2001. The decrease is attributable to the effect of the devaluation of the Chilean Peso, partially offset by a U.S.$0.6 million increase as a result of the incorporation of the operations of Radio Sarandi.

     Marketing and sales expenses for Internet and broadband represented U.S.$1.0 million, for 2002, which reflect the reduction of expenses in the Internet and broadband division from 2001 expense of U.S.$1.0 million for the period from September 22, 2001 to year end 2001.

     Corporate and Administration Expenses

     Corporate and administration expenses decreased U.S.$6.9 million, or 29%, to U.S.$17.1 million in 2002 from U.S.$24.1 million in 2001. Corporate and administration expenses as a percentage of net revenues remained unchanged at 23%.

     Corporate and administrative expense for pay television decreased U.S.$5.2 million, or 39%, to U.S.$8.0 million in 2002 from U.S.$13.2 million in 2001. Corporate and administration expenses for pay television as a percentage of pay television revenues remained unchanged at 17%. The year-to-year decrease in corporate and administration expenses for pay television was primarily attributable to approximately U.S.$3.5 million as a result of the devaluation of the Argentine Peso, and the continued efforts of management in reducing administration expenses.

     Corporate and administrative expenses for broadcast television and radio decreased U.S.$0.7 million, or 16%, to U.S.$3.6 million in 2002 from U.S.$4.3 million in 2001. Corporate and administration expenses for broadcast television and radio as a percentage of broadcast television and radio net revenues decreased to 13% in 2002 from 15% in 2001. The decrease is primarily attributable to the consolidation of the administrative and corporate departments of our radio and television operations and elimination of duplicative costs, partially offset by the incorporation of the operations of Radio Sarandi.

     Corporate and administrative expenses for Internet and broadband decreased U.S.$0.1 million, or 8%, to U.S.$1.6 million in 2002 from U.S.$1.7 million in 2001. The year-to-year decrease in corporate and administration expenses for Internet and broadband was primarily attributable to the restructuring of the Internet and broadband divisions.

     Finally, expenses at the corporate department of Claxson decreased U.S.$0.9 million to U.S.$4.0 million in 2002 from U.S.$4.9 million in 2001. The decrease is primarily attributable to the full year effect of the corporate expenses in 2002, offset by a decrease of U.S.$3.8 million due to the exercise of certain options as a result of the merger transaction in 2001.

     Depreciation and Amortization

     Depreciation and amortization expenses decreased U.S.$15.0 million, or 55%, to U.S.$12.3 million in 2002 from U.S.$27.3 million in 2001. Depreciation and amortization expenses as a percentage of net revenues decreased to 16% in 2002 from 26% in 2001. This decrease is due to a decrease of U.S.$8.9 million as a result of the elimination of the amortization of goodwill pursuant to FASB 142, as well as U.S.$8.5 million due to the devaluation of the Argentine Peso on our Argentine assets, partially offset by increased depreciation expenses as a result of the combination transaction with El Sitio.

  Other Income (Expense)

     Other income (expense), excluding share of loss from unconsolidated affiliates, which principally consists of interest expense, interest income, gain on debt restructuring, other miscellaneous income (expenses) and foreign currency exchange loss, consisted of net expenses of U.S.$54.8 million in 2002 compared with net expenses of

U.S.$47.4 million in 2001. This increase in other expenses resulted primarily from a foreign currency exchange loss of U.S.$61.3 million in 2002 compared to U.S.$29.6 million in 2001, due primarily to foreign exchange loss on certain U.S. dollar-denominated debt held by our Argentine subsidiary as a result of the Argentine currency devaluation, partially offset by a U.S.$15.3 million gain on debt restructuring during 2002 as a result of the exchange offer and consent solicitation, and U.S.$3.7 million in other income primarily as a result of a U.S.$3.4 million credit for certain tax credits related to the acquisition of assets in Argentina.

  Share of Loss from Unconsolidated Affiliates

     Share of loss from unconsolidated affiliates represents our proportionate share of the net income or loss of Playboy TV International, Playboy TV Latin America, The Locomotion Channel, DMX MUSIC Latin America and other companies in which we had investments during 2002. Share of loss from unconsolidated affiliates decreased U.S.$12.4 million to U.S.$6.7 million in 2002 from U.S.$19.1 million in 2001. The decrease is due primarily due to (a) the renegotiation with Playboy Enterprises, Inc which resulted in a net loss of U.S.$9.3 million in 2002, compared to our share of the net loss of Playboy TV International and Playboy TV Latin America in 2001 of $16.4 million, and (b) the sale of our share of The Locomotion Channel which generated a net gain of U.S.$1.6 million in 2002 compared to a net loss of U.S.$2.5 million in the year 2001.

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

	Year Ended December 31,

	2000			2001

		Broadcast			Broadcast	Internet
	Pay	Television		Pay	Television	and
	Television	and Radio	Total	Television	and Radio	Broadband	Corporate	Total

				(in thousands of U.S. dollars)
Net revenues
Subscriber-based fees	$58,096	$—	$58,096	$60,173	$—	$20	$—	$60,193
Advertising	9,464	34,433	43,897	8,264	28,289	731	—	37,284
Production services	—	—	—	2,516	—	—	—	2,516
Other	5,393	—	5,393	6,444	—	—	—	6,444

Total net revenues	72,953	34,433	107,386	77,397	28,289	751	—	106,437
Operating expenses:
Product, content and technology	27,705	15,527	43,232	27,692	13,304	1,836	—	42,832
Marketing and sales	15,260	3,729	18,989	15,731	5,036	987	—	21,754
Corporate and administration	17,154	6,222	23,376	13,178	4,281	1,697	4,915	24,071
Depreciation and amortization	15,088	6,539	21,627	20,548	6,135	588	—	27,271
Merger, restructuring and severance	1,000	—	1,000	3,552	866	450	—	4,868

Operating income (loss)	$(3,254)	$2,416	$(838)	$(3,304)	$(1,333)	$(4,807)	$(4,915)	$(14,359)

  Net Revenues

     Net revenues decreased U.S.$1.0 million, or 1%, to U.S.$106.4 million in 2001 from U.S.$107.4 million in 2000. This decrease was primarily attributable to a decrease in broadcast television and radio revenues of U.S.$6.1 million or 18%, to U.S.$28.3 million in 2001 compared to U.S.$34.4 million in 2000, partially offset by an increase in pay television revenues of U.S.$4.4 million, or 6%, to U.S.$77.4 million in 2001 from U.S.$73.0 million in 2000. Approximately 57% of net revenues in 2001 was comprised of subscriber-based revenues compared to 54% in 2000. For 2000 and 2001, 47% and 46% of net revenues were earned in Argentina.

     Subscriber-Based Fees

     Subscriber based fees increased U.S.$2.1 million, or 4%, to U.S.$60.2 million in 2001 from U.S.$58.1 million in 2000.

     Pay television subscriber-based fees increased U.S.$2.1 million, or 4%, to U.S.$60.2 million in 2001 from U.S.$58.1 million in 2000. This increase was due primarily to a U.S.$6.1 million increase in subscriber-based fees resulting from launches of channels in new markets and expanded distribution in existing markets, partially offset by a U.S.$4.0 million decrease in the average monthly fee per subscriber. The average monthly fee per subscriber decreased to U.S.$0.106 per subscriber in 2001 from U.S.$0.113 per subscriber in 2000. The decrease in the average monthly fee per subscriber resulted primarily from new sales with lower fees per subscriber, and from a shift in the sales mix to channels with lower fees per subscriber.

     For 2000 and 2001, 72% and 67% of pay television subscriber-based revenues were earned in Argentina. The decrease is a result of the continued efforts to geographically diversify our revenue sources.

     Advertising

     Advertising revenues decreased U.S.$6.6 million, or 15%, to U.S.$37.3 million in 2001 from U.S.$43.9 million in 2000.

     Pay television advertising revenues decreased U.S.$1.2 million, or 13%, to U.S.$8.3 million in 2001, from U.S.$9.5 million in 2000. This decrease resulted from a decrease in advertising in the fourth quarter due to the economic recession in Argentina, which represents our primary market for pay television advertising.

     Broadcast television and radio advertising revenues decreased U.S.$6.1 million, or 18%, to U.S.$28.3 million in 2001, from U.S.$34.4 million in 2000. The decrease is primarily due to a decrease in revenues of $6.4 million as a result of an 18% devaluation of the Chilean peso during 2001 and a reduction of approximately 10% in advertising expenditure in the Chilean market for 2001 compared to 2000. This was partially offset by U.S.$.04 million increase in revenues from the new operations of Sarandi in the fourth quarter of 2001.

     The increase in Internet and Broadband advertising revenues of U.S.$0.7 million was attributable to the merger transaction with El Sitio in September 2001.

     Production Services

     Production services revenues of U.S.$2.5 million are attributable to the commencement of operations of The Kitchen Inc.

     Other Revenues

     Other revenues increased U.S.$1.0 million, or 19%, to U.S.$6.4 million in 2001, from U.S.$5.4 million in 2000. The increase is principally attributable to increased services provided to our joint ventures.

Operating Expenses

     Product, Content and Technology Expenses

     Product, content and technology expenses decreased U.S.$0.4 million, or 1%, to U.S.$42.8 million in 2001 from U.S.$43.2 million in 2000. Product, content and technology expenses as a percentage of revenues remained unchanged at 40%.

     Product, content and technology expenses for pay television remained unchanged at U.S.$27.7 million. Product, content and technology expenses for pay television as a percentage of pay television revenues decreased from 38% in 2000 to 36% in 2001. The decrease in these expenses resulted from U.S.$1.6 million in decreased expense of programming rights, offset by an increase of U.S.$1.7 million as a result of the commencement of operations of The Kitchen, Inc.

     Product, content and technology expenses for broadcast television and radio decreased U.S.$2.2 million, or 14%, to U.S.$13.3 million in 2001, from U.S.$15.5 million in 2000. Product, content and technology expenses for broadcast television and radio increased as a percentage of broadcast television and radio revenues from 45% in 2000 to 47% in 2001. The decrease in expenses is primarily attributable to the effect of the devaluation of the Chilean peso of approximately U.S.$2.7 million.

     Product, content and technology expenses for Internet and broadband represented U.S.$1.8 million, as a result of the combination transaction with El Sitio.

     Marketing and Sales Expenses

     Marketing and sales expenses increased U.S.$2.8 million, or 15%, to U.S.$21.8 million in 2001 from U.S.$19.0 million in 2000. Marketing and sales expenses as a percentage of net revenues increased to 20% in 2001, from 18% in 2000.

     Pay television marketing and sales expenses increased U.S.$0.5 million, or 3%, to U.S.$15.7 million in 2001, from U.S.$15.3 million in 2000. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 21% in 2000 to 20% in 2001. The overall increase was primarily due to increased marketing and sales expenses as a result of higher sales volume.

     Marketing and sales expenses for broadcast television and radio increased U.S.$1.3 million, or 35%, to U.S.$5.0 million in 2001, from U.S.$3.7 million in 2000. The increase is attributable to a U.S.$0.5 million increase in marketing and sales personnel expenses, a U.S.$0.8 million increase in uncollectible accounts receivable, and U.S.$0.2 million attributable to Sarandi new operations partially offset by a decrease in expenses of U.S.$0.7 million as a result of the devaluation of the Chilean peso.

     Marketing and sales expenses for Internet and broadband represented U.S.$1.0 million, as a result of the combination transaction with El Sitio.

     Corporate and Administration Expenses

     Corporate and administration expenses increased U.S.$0.7 million, or 3%, to U.S.$24.1 million in 2001 from U.S.$23.4 million in 2000. Corporate and administration expenses as a percentage of net revenues increased to 23% in 2001 from 22% in 2000.

     Corporate and administrative expense for pay television decreased U.S.$4.0 million, or 23%, to U.S.$13.2 million in 2001 from U.S.$17.2 million in 2000. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 17% in 2001 from 24% in 2000. The year-to-year decrease in corporate and administration expenses for pay television was primarily attributable to the decrease in corporate and administration expenses as a result of the merger transaction and the consolidation of corporate and administration departments. The decrease was offset by an increase of U.S.$1.1 million of infrastructure and related costs of the new operations of The Kitchen, Inc..

     Corporate and administrative expenses for broadcast television and radio decreased U.S.$1.9 million to U.S.$4.3 million in 2001 from U.S.$6.2 million in 2000. Corporate and administrative expenses for broadcast television and radio as a percentage of broadcast television and radio revenue increased from 18% in 2000 to 15% in 2001.

     The decrease in expenses is due to the consolidation of the radio and television corporate and administrative departments and the elimination of duplicative costs.

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

     Depreciation and Amortization

     Depreciation and amortization expenses increased U.S.$5.7 million, or 26%, to U.S.$27.3 million in 2001 from U.S.$21.6 million in 2000. Depreciation and amortization expenses as a percentage of net revenues increased to 26% in 2001 from 20% in 2000. This increase in depreciation and amortization expenses was principally due to a U.S.$3.0 million increase in amortization of certain goodwill related to our Argentine subsidiaries, U.S.$1.3 million as a result of the completion of The Kitchen, Inc. and the commencement of depreciation of the equipment, and

U.S.$1.0 million as a result of the accelerated depreciation of certain accounting and information systems that will not be used in the future as a result of systems integrations.

  Other Income (Expense)

     Other income (expense), excluding share of loss from unconsolidated affiliates which principally consists of interest expense, interest income, other miscellaneous income (expenses) and foreign currency exchange loss, net, consisted of net expenses of U.S.$47.4 million in 2001 compared with net expenses of U.S.$14.9 million in 2000. This change resulted primarily from a foreign currency exchange loss of U.S.$29.6 million due to foreign exchange loss on certain U.S. dollar-denominated debt held by our Argentine subsidiary as a result of the Argentine currency devaluation which, for accounting purposes, was effective as of December 31, 2001.

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

  Liquidity and Capital Resources

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business. See Item 3D. “Key Information — Risk Factors — We may not be able to continue as a going concern” and Note 1 of our consolidated financial statements.

     Our principal sources of liquidity and capital resources consist of our balance of cash, cash equivalents and investments, cash from operations and, to lesser degree, debt financing.

     At December 31, 2002, we had total cash and cash equivalents of U.S.$8.1 million, as compared to U.S.$15.2 million at December 31, 2001.

     As of December 31, 2002, we had approximately U.S.$80.8 million in long-term debt and U.S.$11.7 million in short-term debt, as compared to U.S.$22.3 million in long-term debt and U.S.$92.1 million in short-term debt, at December 31, 2001. Our debt obligations include U.S.$63.0 million under Claxson’s 8.75% Senior Notes due 2010, which notes were issued in exchange for U.S.$74.5 million principal amount of Imagen’s 11% Senior Notes due 2005. Under applicable accounting rules, our future interest payments on the notes exchanged must be included as a liability on our balance sheet. The U.S.$63.0 million in debt under Claxson’s 8.75% Senior Notes due 2010 therefore includes U.S.$21.6 million in future interest payments. Our debt also includes U.S.$17.6 million under a syndicated bank facility payable through 2006. Since year-end 2002 we were able to exchange U.S.$2.3 million of Imagen 11% Senior Notes due 2005 into new 6.25% Senior Notes due 2013 of Imagen Satelital. The remaining U.S.$3.2 million Imagen 11% Senior Notes due 2005 that are outstanding continue to be in default and are classified as short-term. Among other things, the indenture for the 8.75% Senior Notes and the syndicated bank debt agreement restrict the ability of Claxson and some operating subsidiaries to incur additional indebtedness and pay dividends.

     Cash flow provided by operating activities was U.S.$1.9 million in the twelve months ended December 31, 2002 compared to U.S.$3.5 million in 2001.

     Capital expenditures of U.S.$1.6 million were made in the twelve months ended December 31, 2002 primarily in connection with general equipment maintenance and upgrades compared to U.S.$6.3 million in 2001 primarily in connection with the completion of The Kitchen, Inc.. Cash provided by investing activities during the twelve months ended December 31, 2002 included U.S.$8.4 million from the sale of our share of an unconsolidated affiliate. Investments made during the year 2002 included U.S.$2.2 million in the partial payment of the purchase of a minority stake in our Chilean operations, and U.S.$1.0 million for the payment of certain capitalizable transaction costs related to the merger transaction.

     Cash used in financing activities during the year 2002 was U.S.$13.0 million as compared to cash used in financing activities of U.S.$4.5 million for the year 2001. During the year 2002 we paid U.S.$7.5 million on principal payments under Radio Chile’s syndicated credit facilities, as well as other miscellaneous debt. In addition, during the year 2002 we made payments of U.S.$3.9 million related to the Exchange Offer and consent solicitation of the 8.75% Senior Notes due 2010 composed of consent payment and fees and expenses related to the offer. Our principal liquidity and capital resources requirements will include the debt service on outstanding debt, which will require principal and interest payments of approximately U.S.$8.5 million in 2003, and the payment of U.S.$4.5 million in obligations under payment agreements related to the cancellation of merger related expenses with investment bankers and lawyers involved in the transaction.

     While we believe that our cash, cash equivalents and investments, and other working capital resources will be sufficient to meet our capital resources and liquidity requirements through calendar year 2003, failure to significantly increase revenues or maintain our operating expenses at their current level, or otherwise meet our business plan objectives, would result in Claxson’s failure to achieve profitability and consequently, a failure to improve our liquidity position. See Item 3.D. “Key Information — Risk Factors — We may not be able to continue as a going concern” and Note 1 of our consolidated financial statements.

Research and Development, Patents and Licenses, etc.

     Not Applicable

Trend Information

     For a description of the trends affecting our business see Item 3D “Risk Factors” and Item 5 “Operating and Financial Review and Prospects.”

Item 6. Directors, Senior Management and Employees

     A.     Directors and Senior Management

     The following table presents the names of our members of the board of directors as of June 1, 2003, their ages, the date each member accepted office and the date of expiration of their current term:

		Current Position	Term
Name	Age	Held Since	Expiration

Roberto Vivo-Chaneton	50	September 21, 2001	2003
Carlos Bardasano	58	September 21, 2001	2003
Eric C. Neuman	57	September 21, 2001	2003
Ana Teresa Arismendi	37	April 30, 2002	2003
Frank Feather	60	September 21, 2001	2003
John A. Gavin	71	September 21, 2001	2003
Gabriel Montoya	34	April 30, 2002	2003
José Antonio Rìos	56	September 21, 2001	2003
Emilio Romano	38	November 12, 2001	2003
Marcos Clutterbuck	32	August 23, 2002	2003
Ricardo Verdaguer	52	September 21, 2001	2003
Luis Villanueva	46	April 30, 2002	2003

     Mr. Vivo-Chaneton is the chairman of the board of directors and Messrs. Bardasano and Neuman are vice chairmen of the board of directors.

     Each member of the board of directors serves for a period ending at each annual meeting of our shareholders, which generally will be held in December of each year.

Executive Officers

     The following table sets forth the names of each of our and our subsidiaries’ executive officers as of June 1, 2003, their ages, the position they hold in Claxson and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since

Roberto Vivo-Chaneton	50	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	46	Chief Operating Officer — Pay Television	September 21, 2001
José Antonio Ituarte	43	Chief Financial Officer	January 1, 2002
Roberto Cibrian-Campoy	44	Executive Vice President — Broadband and Internet	September 21, 2001
Amaya Ariztoy	35	General Counsel	September 21, 2001
Mariano Varela	35	Senior Vice President — Sales and Marketing	January 1, 2003
Jaime de Aguirre Hoffa	51	Executive Director — Chilevisión	April 15, 2002
Marcelo Zuñiga	53	Executive Director — Ibero American Radio Chile	August 30, 2002

     Executive officers are appointed by, and serve at the discretion of, our board of directors.

Biographical Information

     Directors

     Roberto Vivo-Chaneton is our chairman of the board and chief executive officer. Mr. Vivo-Chaneton was El Sitio’s co-founder and served as chairman of El Sitio’s board of directors from inception. Mr. Vivo-Chaneton was one of the founders of, and since 1988 has served as a director and deputy chief executive officer of, IMPSAT Fiber Networks, Inc., a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America. Mr. Vivo-Chaneton holds degrees in Business Administration from Universidad Argentina de la Empresa and Macroeconomics from Instituto Torcuato di Tella, both in Buenos Aires, Argentina.

     Carlos Bardasano is director and vice chairman of our board of directors. Mr. Bardasano joined the Cisneros Group of Companies 37 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies, and president and chief executive officer of Venevision Continental LLC. Mr. Bardasano served as president of the Venevision Television Network from 1993 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela.

     Eric C. Neuman is director and vice chairman of our board of directors. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Digital Latin America, Media Capital and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University.

     Ana Teresa Arismendi is currently managing director of the Chairman’s Office of the Cisneros Group of Companies. Previously, she was senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining the Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organización Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela.

     Marcos Clutterbuck is a Principle of Hicks, Muse, Tate & Furst Incorporated . He has been with Hicks Muse since 1998 and is currently based in the Buenos Aires office. Prior to joining Hicks Muse, Mr. Clutterbuck worked with R. Arriazu & Associates in Buenos Aires and with Mercer Management Consulting in Boston. He was also an assistant professor of Economics at the Universidad Católica Argentina. Mr. Clutterbuck also serves on the boards of several corporations, including Cablevisión S.A., International Outdoor Advertising and Editorial Atlántida S.A. Mr. Clutterbuck received a Licentiate in Economics from the Universidad Católica Argentina and his Masters of Business Administration degree from Stanford University, where he was designated an Arjay Miller Scholar, distinction awarded to the top 10% of the class.

     Frank Feather is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting national governments and global corporations on future trends. Mr. Feather has written several books, the most recent of which is Future Consumer.Com: The Webolution of Shopping to 2010. He hosts the Furture-Trends.com website. Mr. Feather holds an Honors Bachelor of Arts degree in Business Administration from York University in Toronto, Canada.

     John A. Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of Apex Mortgage Capital, International Wire Holdings, The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University.

     Gabriel Montoya is managing director, assistant to the President of the Cisneros Group of Companies. Prior to his current position, Mr. Montoya was director of new business development at the Cisneros Television Group. Previously, Mr. Montoya was corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela. Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela.

     José Antonio Rìos is Chief Administrative Officer of Global Crossing Ltd., and also serves as President of the company’s international operation covering the Americas, Europe and Asia. Mr. Rìos also serves as Chairman of the Board of Global Marine Systems Ltd., a unit of Global Crossing. Prior to joining Global Crossing, Mr. Rìos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Rìos was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He also has served on the boards of over 30 companies within the Telefónica group. Mr. Rìos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Rìos was the founding president and chief executive officer of Galaxy Latin America™, where he was responsible for the planning, development and launch of DIRECTV™. Mr. Rìos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Rìos holds a Bachelor of Science degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela.

     Emilio Romano is an entrepreneur in the field of Spanish media. In 2001, he co-founded Border Group, LLC. He serves as an advisor to several entertainment and media companies. Mr. Romano is also a partner at the law firm of Calvo, Gonzalez Luna, Moreno, Revilla y Romano, S.C., a legal advisory firm in Mexico. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including General

Director of Revenue Policy and Federal Fiscal Attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

     Ricardo Verdaguer has served as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporación IMPSA S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds a Bachelor of Science degree in Engineering from Universidad Juan Agustin Mazza in Mendoza, Argentina.

     Luis Villanueva is the President and CEO of Venevision International LLC, a leading Spanish language programming distribution and production company owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela.

     Executive Officers

     Ralph Haiek is our chief operating officer-pay television. Previously, Mr. Haiek was chief operating officer of the Cisneros Television Group (CTG) and, prior to that, senior vice president and general manager of CTG Music. Before joining CTG, Mr. Haiek founded MuchMusic Argentina, one of the leading music channels in Latin America. Mr. Haiek is a founding member of Promax Latin America and a member of the Latin Academy of Recording Arts and Sciences. He holds a Bachelors degree in Economics from Universidad de Buenos Aires and a Masters of Business Administration from Instituto de Altos Estudios Empresariales (Universidad Austral) in Argentina. Mr. Haiek was recently given the 2003 Pay TV President of the Year Award at the INTE Awards held in Miami, FL, an industry event that recognizes the best of the Spanish-speaking television industry.

     José Antonio Ituarte is our chief financial officer. Prior to this position, Mr. Ituarte had served as Claxson’s chief staff officer, chief operating officer and general manager and chief financial officer at Ibero American Media Holdings Chile, one of our current subsidiaries. Before joining Ibero American, Mr. Ituarte spent almost a decade at Radio Pudahuel FM as strategic consultant and information technology specialist. Prior to that, he acted as consulting director for KPMG Peat Marwick. Additionally, Mr. Ituarte is a founding partner of ITC Consultores, a consulting firm that provides services to financial institutions, public service enterprises, and educational institutions. Mr. Ituarte holds a Bachelors degree in Computer Engineering with a Masters of Business Administration from Universidad Adolfo Ibañez in Chile.

     Roberto Cibrian-Campoy is our executive vice president – broadband and Internet. Mr. Cibrian-Campoy was El Sitio’s co-founder and served as the chief executive officer, president and a director of El Sitio from inception. In 1992, Mr. Cibrian-Campoy founded and served as president of Cibrian-Campoy Creativos, S.A., a producer of computer animation and developer of multimedia projects. From 1989 to 1992, Mr. Cibrian-Campoy served as advisor to the Minister of Culture and Education of Argentina. From 1982 to 1989, Mr. Cibrian-Campoy was an architect at his own firm and a designer with a leading Buenos Aires architecture firm. Mr. Cibrian-Campoy holds a degree in Architecture from the Universidad de Belgrano in Buenos Aires, Argentina.

     Jaime De Aguirre Hoffa is Chilevisión’s Executive Director. An experienced Chilean television executive, prior to joining Chilevisión, de Aguirre was Programming Director for 11 years at Television Nacional de Chile (TVN), where during the 90s he was responsible for developing the successful programming strategy that made TVN the undisputed leader in the market. De Aguirre joined TVN under the management of Jorge Navarrete replacing Eduardo Tironi. After Navarrete left TVN, de Aguirre maintained his responsibilities through several Executive Directors at the station, including the current Pablo Pinera. Prior to TVN, de Aguirre was founding partner of the independent production firm Filmocentro. De Aguirre holds studies in Law and is a Sound Engineer.

     Marcelo Zuñiga is Executive Director of Ibero American Radio Chile (IARC). Under his tenure, IARC has grown to become the largest radio holding in Chile with eight of the most successful radio stations, each one of them a leader in its segment and six of them among the top ten. His extensive radio and television career includes a tenure as Director of Radio Cooperativa at Compañía Chilena de Comunicaciones (CCC), position he held for 18 years and where he lead Cooperativa to become the most important radio station in Chile. While at CCC he also gave life to Rock & Pop, a project that revolutionized the Chilean radio market in the 90s, and to Radio Corazón, a station that since its inception has ranked among the top five radio stations in Chile. He joined IARC’s founding team in 1998 as Operations Manager, leading the music and sales strategy of the holding to make it today the undisputed leader in the Chilean market with close to 40% of the national audience share.

     Amaya Ariztoy is our general counsel. Ms. Ariztoy has served as vice president of legal and business affairs for Cisneros Television Group since 1998. Ms. Ariztoy also manages and oversees corporate legal matters with channel partners, affiliates and advertisers. Ms. Ariztoy has worked in several areas within the Cisneros Group of Companies, including the Venezuelan-based broadcast television station, Venevision, and DirecTV/Venezuela. Ms. Ariztoy holds a law degree from the School of Law of Universidad Católica Andres Bello in Caracas, Venezuela.

     Mariano Varela is our senior vice president of sales and marketing. Before taking this position, Mr. Varela was Claxson’s vice president of corporate marketing, after the merger transaction. Previously, Mr. Varela held the position of vice president of marketing at El Sitio, where he developed strategic marketing initiatives, including the creation of a global brand identity of El Sitio as a provider of content for Portuguese and Spanish-speaking users. Before joining El Sitio, Mr. Varela was Client Services Director & Regional Account Director at Leo Burnett. Mr. Varela has also worked as an account manager for Young & Rubicam and as an account executive for Marcet, Dreyfus y Asociados. Mr. Varela holds a degree in Communications Sciences from Universidad del Salvador, Argentina.

     B.     Compensation

     Directors who also are full-time employees do not receive additional compensation for their service as directors. Each non-employee director receives annual compensation for service on our board of directors in the amount of $40,000 payable quarterly plus reimbursement of out-of-pocket expenses incurred in connection with our board of director meetings. Each independent director who serves on the audit committee also receives an additional $20,000 per year. In 2002, each current non-employee director on the board of directors also received a one time grant of 5,000 stock options exercisable for five years from the date of grant, 50% vesting on the first anniversary of the grant date and the other 50% vesting on the second anniversary of the grant date.

     The aggregate amount of compensation paid to our eight executive officers as a group was approximately U.S.$2,691,477. The year ended December 31, 2002. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

  Options to Purchase Securities from Registrant or Subsidiaries

     2001 Share Incentive Plan

     We have adopted the 2001 Share Incentive Plan, which is referred to herein as the “2001 share incentive plan” or “plan”. The plan is intended to remain in effect until 2011. The following description summarizes the material terms of the plan, but is qualified in its entirety by reference to the full text of the plan.

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

     Under the 2001 share incentive plan, unvested share options held by a participant will generally expire upon termination of that participant’s employment. If termination is due to death, the optionee’s estate will have one year to exercise vested share options, unless the compensation committee provides otherwise in the applicable award agreement. If termination results from retirement or disability, the optionee will have two years to exercise vested share options, unless the compensation committee provides otherwise in the applicable award agreement. If termination is for cause, no share options will thereafter be exercisable, unless the compensation committee provides otherwise in the applicable award agreement. Upon termination for a reason other than death, disability, retirement or cause, vested share options will remain exercisable for six months, unless the compensation committee provides otherwise in the applicable award agreement. Unless the compensation committee provides otherwise in the applicable award agreement, if a participant dies during, and within one year immediately preceding the conclusion of, a post-termination exercise period, the participant’s estate will be permitted to exercise share options until the earlier of the first anniversary of the date of death or the expiration of the stated term of the share option, even if such date is later than the end of the initial post-termination exercise period.

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

     Change in Control

     If a change in control occurs, any option that is not then exercisable and vested will become fully exercisable and vested and restrictions on all restricted shares will lapse. In addition, the board of directors will have the power to make any additional adjustments to outstanding awards that it deems appropriate, including, without limitation, the power to make cash payments in cancellation of outstanding awards, and the power to issue a substitute award in place of outstanding awards. A change in control will occur generally upon any of the following events:

•	any acquisition by a person, other than a member or affiliate of the Cisneros Group, an affiliate of Hicks Muse or an affiliate of the El Sitio founders, of more than 50% of our outstanding share capital or voting securities, in each case subject to specified exceptions;

•	a change in the majority of the members of the board of directors, unless approved by the incumbent directors;

•	the consummation of certain mergers or restructurings, or certain sales of all or substantially all of our assets; or

•	approval by our shareholders of a liquidation, dissolution or sale of substantially all of our assets.

  Amendments

     The board of directors may at any time amend or terminate the 2001 share incentive plan and may amend the terms of any outstanding option or other award, except that no termination or amendment may materially and adversely impair the rights of participants as they relate to outstanding options or awards. However, no amendment to the plan will be made without the approval of our shareholders to the extent approval is required by applicable law or rule of any stock exchange on which the Class A common shares may be listed or traded.

  Grant of Stock Options

     The chart below lists options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Business	Stock Options

Roberto Vivo	Corporate	185,338
Ralph Haiek	Pay TV	85,000
Roberto Cibrian Campoy	Broadband	27,800
José Antonio Ituarte	Corporate	60,000
Mariano Varela	Pay TV	9,500
José Maria Bustamante	Corporate	9,500
Amaya Ariztoy	Corporate	9,500
Alfredo Richard	Corporate	4,600
Leandro Feliz Añon*		27,800
Benjamin Moody*		19,511
* As per employment separation and post employment consulting agreement.

     The exercise price is the average of the closing price for the five-day trading period beginning on January 17, 2002, the date of grant which was U.S.$0.738. Except for the options granted to Leandro Añon and Benjamin Moody which are fully vested, the options vest in two tranches, 60% on the second anniversary of grant and 40% on the third anniversary. Except for Roberto Vivo’s options which are exercisable for 10 years from the date of grant, the options are exercisable for five years from the date of grant.

  Grant of Restricted Shares to Cisneros Television Group Employees

     On January 17, 2001, we granted approximately 50,000 restricted Class A common shares to employees of the Cisneros Television Group and its affiliates, 50% of which vested upon the consummation of the merger transaction with the remaining 50% vesting on March 2002. These shares were issued in connection with the consummation of the merger transaction.

     C.     Board Practices

Directors

     See Item 6, Section A “Directors and Senior Management”.

Members of Management Body

     See Item 6, Section A “Directors and Senior Management”.

Benefits Upon Termination of Employment

     Except for an employment agreement with Roberto Vivo-Chaneton (as detailed below) no other director has an employment or service agreement with us or any of our subsidiaries.

     Mr. Vivo-Chaneton, our chief executive officer, is based in Argentina. Under the terms of the employment agreement with Claxson, upon termination of employment without cause or by Mr. Vivo-Chaneton with good reason, Mr. Vivo-Chaneton will receive all earned, but unpaid, salary, bonus, including the greater of a pro rated target bonus or the guaranteed minimum bonus for the year of termination, and continued benefits. In addition, Mr. Vivo-Chaneton will receive a cash severance package equal to his base salary and target bonus for the balance of the employment term plus one year’s base salary and target bonus, not to exceed 200% of annual base salary and annual target bonus. Mr. Vivo- Chaneton will also receive accelerated vesting of one-half of his unvested options, with all his vested options being exercisable for one year following such termination.

     Upon termination of employment due to the non-renewal of the employment agreement by us, Mr. Vivo-Chaneton will receive a lump sum amount in cash equal to one year’s base salary plus a target bonus of 100% of the base salary, with vested share options remaining exercisable for a period of one year following such non-renewal. While employed and for a period of one year thereafter, Mr. Vivo-Chaneton will not compete with us or our subsidiaries. In the event of a future change in control, Mr. Vivo-Chaneton’s share options will become immediately vested and fully exercisable for the balance of the ten-year term of these options, except that if company performance targets have not been met at the time of the change in control, the options will be exercisable for a period of one year following the change in control, or such longer period as Mr. Vivo-Chaneton and the board of directors may agree.

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

  Executive Committee

     The executive committee consists of Roberto Vivo-Chaneton, Carlos Bardasano and Eric C. Neuman. The executive committee serves at the pleasure of the board of directors and has such powers, authority and duties as the board of directors may designate. Meetings of the executive committee are the forum in which our chairman of the board and chief executive officer share, discuss and review with the members of the committee, among other things, the following:

•	strategic initiatives;

•	material transactions and matters; and

•	matters to be presented to the full board of directors and board committees; and such other matters as the board of directors may determine from time to time.

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

  Audit Committee

     The audit committee consists of Frank Feather, José Antonio Ríos and Emilio Romano, all of whom are “independent” as that term is defined in relevant Securities and Exchange Committee rules. The audit committee:

•	is responsible for selecting and overseeing the engagement of our independent certified public accountants;

•	reviews the results and scope of the audit and other services provided by our independent auditors;

•	reviews our financial statements;

•	reviews and evaluates our internal control functions and financial reporting process; and

•	review and approve all related party transactions.

The members of the committee are elected by our board of directors following each annual meeting of shareholders and will serve until their successors are duly elected and qualified or until their earlier resignation or removal.

  Compensation Committee

     We have appointed a compensation committee with a majority of the members being independent directors. The members of the compensation committee consist of Messrs. Feather, Rìos and Romano, the three independent directors, and Messrs. Bardasano and Neuman. The compensation committee makes recommendations to the board of directors regarding the following matters:

•	executive compensation;

•	salaries and incentive compensation for our employees and consultants; and

•	the administration of our share option plans.

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

     D.     Employees

     As of December 31, 2002, our consolidated businesses had an aggregate of 900 full-time employees. Our wholly owned pay television businesses had 390 full-time employees, of whom 75 worked in our Miami offices, 297 in our Buenos Aires offices, and 18 employees in our Mexico, Spain, Bahamas and Brazil offices. Our broadcast business had 481 full-time employees as of the same date, of whom 242 worked for Radio Chile, 219 worked for Chilevisión, and 20 worked for the Sarandi Radio Group. Of the 481 employees of our broadcast radio and television businesses, 461 worked in our Chile offices and 20 worked in our Uruguay offices.

     At December 31, 2002, our Internet and broadband business had 23 full-time employees. Of these employees, 15 were employed in the Internet business, and 8 in the broadband business.

     As of December 31, 2002, our joint ventures had an aggregate of 13 full-time employees, of whom 5 worked at DMX Music Latin America, and 8 at Playboy TV Latin America.

     At December 31, 2002, our executive offices, comprised of the office of the chairman of the board and chief executive officer and the chief financial officer, had 6 full-time employees.

     Our employees work in a variety of departments, including programming and production, sales and marketing, creative, engineering and operations, and finance and administration. From time to time, we employ independent contractors to support our production, creative, talent and technical departments.

     Chilevisión is party to a collective bargaining agreement with two unions: the Sindicato de Empresa Chilevisión, S.A. and the Sindicato Nacional de Trabajadores No. 2 de los Departamentos de Prensa y Administración RTU. Approximately 165 of Chilevisión’s employees are represented by these unions and a total of 193 employees are covered by the collective bargaining agreement. The employees covered by the collective bargaining agreement are at-will employees and occupy non-managerial positions in various areas of Chilevisión. The collective agreement with the Chilean unions will expire on August 31, 2004.

     Our subsidiary, Canal Joven S.A., which operates the MuchMusic channel in Argentina, is party to a statutory collective bargaining agreement, the terms of which are set forth in the National Collective Bargaining Agreement No. 131/75 (Convención Colectiva de Trabajo Nacional No. 131/75). Approximately 48 of Canal Joven’s employees are represented by the Argentine Television Union (Sindicato Argentino de Television) and are covered by the statutory collective bargaining agreement. Since the agreement is statutory, it will continue to be in effect until either Canal Joven or the union decide to terminate it, in which case the parties would need to negotiate a private collective bargaining agreement.

     Imagen, the operator of the Space, I.Sat, FTV, and Infinito channels, has entered into a private collective bargaining agreement with the union representing its employees rather than adopt the terms of the statutory collective bargaining agreement set by Argentine law. The Imagen collective bargaining agreement will expire on November 1, 2005.

     We believe that our relations with our employees are generally good.

     E.     Share Ownership

     See Item 6, Section B “Compensation” and Item 7, Section A “Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

     A.     Major Shareholders

Ownership of Major Shareholders

     The following table presents, as of June 1, 2003, the beneficial ownership of our Class A common shares and Series A preferred shares by:

•	each person or entity which, to our knowledge, owns beneficially more than 5% of the outstanding shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

     Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their Class A common shares, except to the extent applicable law gives spouses shared authority.

		Percentage
	Number of	of Class A	Number of	Percentage	Number of	Number of	Number of
	Class A	common	Series A	of Series A	Class C	Class F	Class H
	common	shares	Preferred	Preferred	Common	Common	Common
Beneficial Owner	shares	(%)(1)	Shares	Shares (%)	Shares	Shares	Shares

1945 Carlton Investments LLC(2)(21)	4,499,769	24.1	4,200,000	28.0	1
1947 Carlyle Investments LLC(3)(21)	4,499,769	24.1	4,200,000	28.0	1
Ricardo J. Cisneros(4)(21)	4,499,769	24.1	4,200,000	28.0
Gustavo A. Cisneros(5)(21)	4,499,769	24.1	4,200,000	28.0
Hicks, Muse(6)(21)	6,600,449	35.4	6,600,000	44.0			1
Thomas O. Hicks(6)	6,600,449	35.4	6,600,000	44.0
IMPSAT Fiber Networks, Inc(21)(22)	614,123	3.2				1
Militello Limited(21)(22)		*				1
RC Limited(21)(22)	79,236	*				1
SLI.com, Inc.(21)(22)	489,417	2.6				1
Tower Plus International(21)(22)	133,538	*				1
Roberto Vivo-Chaneton(7)(21)(22)	479,941	2.6				1
Carlos Bardasano (8)	2,500	*
Eric C. Neuman(9)	17,532	*
Ana Teresa Arismendi (10)	2,965	*
Gabriel Montoya (11)	3,450	*
John A. Gavin (12)	2,500	*
Ricardo Verdaguerv(13)	750,161	4.0
Frank Feather (14)	2,500	*
José Antonio Rìos (15)	2,500	*
Emilio Romano (16)	2,500	*
Luis Villanueva (17)	2,500	*
Marcos Clutterbuck (18)	2,500	*
Ralph Haiek(19)	7,400	*
José Antonio Ituarte	—	*
Roberto Cibrian Campoy(20)(21)(22)	79,236	*				1
Amaya Ariztoy	865	*
Mariano Julian Varela	2,433	*
Marcelo Zuniga	—	*
Jaime de Aguirre	—	*
All directors and executive officers as a group (19 persons)	1,358,983	7.3

*	indicates less than 1%

(1)	Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 4,499,769 Class A common shares and 4,200,000 Series A Preferred Shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 4,499,769 Class A common shares and 4,200,000 Series A Preferred Shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 4,499,769 Class A common shares and 4,200,000 Series A Preferred Shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(5)	Includes 4,499,769 Class A common shares and 4,200,000 Series A Preferred Shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A common shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(6)	Includes:

•	5,319,131 Class A common shares, 5,407,872 Series A Preferred Shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	965,721 Class A common shares, and 981,832 Series A Preferred Shares, held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	206,845 Class A common shares, and 210,296 Series A Preferred Shares, held of record by HMLA 1-SBS Coinvestors, L.P.;

•	107,945 Class A common shares held of record by HMTF Holdings; and

•	807 Class A common shares held of record by Mr. Hicks.

Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A common shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1 — SBS Coinvestors, L.P. John R. Muse, Andrew S. Rosen, Joe Colonnetta, Jack D. Furst, Dan H. Blanks, Eric C. Neuman, Peter Brodsky and Lyndon Lea are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A common shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; and HMTF Holdings. Each of Messrs. Hicks, Muse, Rosen, Colonnetta, Furst, Blanks, Neuman, Brodsky and Lea disclaims the existence of a group and disclaims beneficial ownership of Class A common shares and Series A Preferred Shares not owned of record by him.

(7)	Includes 473,691 Class A common shares which Militello Limited, an entity wholly owned by Roberto Vivo-Chaneton, transferred to Mr. Vivo-Chaneton on December 30, 2002. In addition, it includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Mr. Vivo ceased to be a director of IMPSAT Fiber Networks Inc. on March 25, 2003, therefore the shares held by IMPSAT Fiber Networks Inc. are not longer attributable to Mr. Vivo on the beneficial ownership chart.

(8)	Consists of options to acquire 2,500 shares in the Company granted to Mr. Bardasano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(9)	Consists of 15,032 Class A common shares held directly by Mr. Neuman. Includes options to acquire 2,500 shares in the Company granted to Mr. Neuman under the Claxson 2001 Share Incentive which are currently exercisable. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A common shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A common shares and Series A Preferred Shares not owned of record by him.

(10)	Includes options to acquire 2,500 shares in the Company granted to Mrs. Arismendi under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(11)	Includes options to acquire 2,500 shares in the Company granted to Mr. Montoya under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(12)	Consists of options to acquire 2,500 shares in the Company granted to Mr. Gavin under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(13)	Includes beneficial ownership of 133,538 Class A common shares attributable to Ricardo Verdaguer as a result of his controlling interest in Tower Plus International and options to acquire 2,500 shares in the Company granted to Mr. Verdaguer under the Claxson 2001 Share Incentive Plan which are currently exercisable. Also includes 614,123 shares owned by IMPSAT Fiber Networks, Inc. attributable to Mr. Verdaguer as a result of his affiliation with IMPSAT Fiber Networks, Inc. Mr. Verdaguer disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc.

(14)	Consists of options to acquire 2,500 shares in the Company granted to Mr. Feather under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(15)	Consists of options to acquire 2,500 shares in the Company granted to Mr. Rios under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(16)	Consist of options to acquire 2,500 shares in the Company granted to Mr. Romano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(17)	Consist of options to acquire 2,500 shares in the Company granted to Mr. Villanueva under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(18)	Consist of options to acquire 2,500 shares in the Company granted to Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan which are exercisable within 60 days.

(19)	Excludes 20,000 Class A common shares owned by Mr. Haiek’s spouse. Mr. Haiek disclaims beneficial ownership of all Class A common shares held by Mr. Haiek’s spouse.

(20)	Includes 79,236 Class A common shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife.

(21)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the Board of Directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(22)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

Voting

     See Item 10, Section B “Memorandum and Articles of Association”.

     B.     Related Party Transactions

     The following discussion presents related party transactions involving Claxson, 1945 Carlton/1947 Carlyle (Cisneros Group), Hicks Muse and/or El Sitio, including their respective affiliates and executives/employees and directors.

     In September 1999, Claxson’s predecessor, Ibero-American Media Partners, entered into several affiliation agreements with DirecTV Latin America for channel distribution in Latin America. Members of the Cisneros Group of Companies own approximately 21% of DirecTV Latin America. The channels currently distributed by DirecTV Latin America on a pan-regional basis are: Locomotion, Playboy TV, The Hot Network (formerly known as Spice and Adultvision), Venus, Infinito, MuchMusic, the DMX MUSIC Latin America channels, Retro, FTV, Cl@se and HTV. DirecTV Latin America also distributed the following channels exclusively in Argentina until December 2002: Space, I.Sat, Uniseries (now Retro), Jupiter (now FTV) and Crónica TV.

     In June 2002, we extended the term of the Playboy TV and The Hot Network distribution agreements (which also now covers the Venus channel) with DirecTV Latin America until December 31, 2004. As part of the renegotiations, we agreed to reduce our percentage of DirecTV Latin America subscriber revenues to market levels.

     In November 2002, we renegotiated our distribution agreements with DirecTV Latin America for the rest of our channels. At the time, DirecTV Latin America had stopped and/or delayed all payments due with respect to these agreements. As part of the renegotiations, we agreed to retroactively as of January 2002 convert amounts due for programming provided in Argentina from U.S. dollars to Argentine pesos and provided DirecTV Latin America with certain other devaluation relief for programming provided in Brazil and Venezuela during 2002. We also entered into new distribution agreements with DirecTV Latin America for the period from January 2003 through December 2005 providing for reduced license fees at prices based on local currencies for Argentina, Brazil, Mexico, Venezuela and Colombia subject to certain mandatory inflation and other price adjustments. In exchange for these concessions, DirecTV Latin America agreed to launch our Retro channel pan regionally.

     On March 18, 2003 DirecTV Latin America filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Court. See Item 3D — Risk Factors — General Risks — The bankruptcy of DirecTV Latin America, the largest distributor of our pay television channels, could lead to a reduction in our earnings or our inability to collect certain accounts receivables.

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

     On June 19, 2000, Playboy TV International entered into a program license agreement (as amended by letters dated July 27, 2001 and October 4, 2001) with Venevision International LLC, a member of the Cisneros Group, pursuant to which Venevision International would distribute certain Playboy television programs on broadcast television in Latin America, Portugal and Spain for 2001, 2002 and 2003. The license fees are as follows: (i) U.S.$400,000 for 2001, (ii) U.S.$450,000 for 2002 and (iii) U.S.$525,000 for 2003. This Agreement was assigned to Playboy TV Latin America as part of the Playboy TV Latin America restructuring.

     On March 30, 2001, Playboy TV International and Venevision International Productions LLC, a member of the Cisneros Group, entered into a co-production agreement under which Venevision would produce 52 Spanish language episodes of a soap opera. Each episode would have two versions, one version for exhibition on free television, and the other for exhibition on pay television. Each party would assume 50% of the costs of production. Under this agreement, the parties have allocated the distribution rights and territories for which each party will be responsible and the commission that each party will receive for the distribution of the programs. The maximum amount budgeted for the co-production arrangement was U.S.$25,000 per episode and U.S.$1.3 million in the aggregate. This agreement was assigned to Playboy TV Latin America as part of the Playboy TV Latin America restructuring.

     In June 2001, Playboy TV Latin America and El Sitio, Inc. entered into a memorandum of understanding under which Playboy TV Latin America granted El Sitio a non-exclusive license for certain photos and videos comprised of the original produced material for the series Sesión Privada for the purpose of including such content as part of the El Sitio Digital Channel to be distributed on Fibertel’s broadband platform of subscribers. Fibertel is an affiliated company of CableVisión in Argentina, in which funds affiliated with Hicks, Muse, Tate & Furst Incorporated hold an approximately 50% ownership interest. Under the terms of the memorandum of understanding, Fibertel will guarantee to Claxson payment of 100% of all revenue derived from the first 1,000 subscribers to Fibertel’s online games service. In addition, Fibertel would pay to Claxson 50% of all revenue derived from all online games subscribers beyond the first 1,000. On January 31, 2002, through mutual consent, Playboy TV Latin America and El Sitio extended the term of the memorandum of understanding for an additional year, commencing on February 1, 2002 and modified the original memorandum of understanding to include additional territories.

     On March 28, 2001, Chilevisión entered into an agreement to license to Venevision International Corporation, a member of the Cisneros Group, rights to broadcast and pay television distribution of certain original programming to be produced by Chilevisión during the three year, renewable term. The distribution rights cover the United States, Latin America, the Caribbean and Spain. The license fee was U.S.$65,000.

     On June 20, 2001, Imagen Satelital entered into a one-year agreement with Venevision International LLC, a member of the Cisneros Group, for the distribution by Venevision International on all forms of television (excluding pay television for Latin America, Internet and broadcast television in Chile) of 48 original produced programs of the series Infinito in Latin America (excluding Chile). Under the terms of this agreement, Imagen Satelital would receive 80% of the proceeds from the distribution of Infinito programming and Venevision International would receive the remaining 20%. This agreement expired on June 20, 2002.

     Imagen Satelital entered into an agreement with Venevision International LLC, a member of the Cisneros Group, on or about May 20, 1997 for the sub-license of various movie titles distributed by BMG Ariola Argentina, S.A. for broadcast and pay television distribution in Argentina, Uruguay, Paraguay and Chile. The license fee was U.S.$1.0 million. As of June 2001, Imagen Satelital had paid only a portion of the license fees due under the program license agreement. BMG sent Venevision International notice to cease and desist distribution of such titles licensed to Imagen Satelital until the outstanding dispute was resolved. BMG, Imagen Satelital and Venevision International entered into a release and settlement agreement on July 24, 2001 under which the parties agreed to settle and resolve the outstanding disputes relating to the titles and payment of the license fee and BMG agreed to grant Imagen Satelital a license to use the movie titles for six years. Imagen Satelital paid the total amount of U.S.$500,503 to BMG to settle the outstanding disputes which cover the license fees under the original program license agreement.

     On August 16, 2001, a subsidiary of Claxson acquired a business in Brazil and other assets known as Dgolpe, which was controlled by an affiliate of Hicks, Muse, Tate & Furst Incorporated. Dgolpe offered an online directory of digital music in Spanish and Portuguese, provided interactive services to private label clients and sold branded electronic music compilations on compact discs to music retailers. The purchase price for the transaction consisted of 118,760 Class A common unregistered shares of Claxson. As part of this transaction, an affiliate of Hicks, Muse, Tate & Furst Incorporated provided U.S.$500,000 worth of outdoor advertising to Claxson. Due to the slowdown of the Internet business in the region, Claxson decided to terminate the operation of the Dgolpe business in March 2002.

     Imagen Satelital and CableVisión S.A., one of the largest cable operators in Argentina, entered into an affiliation agreement effective as of January 1, 2001 through December 31, 2003. Funds affiliated with Hicks, Muse, Tate & Furst Incorporated own approximately 50% of CableVisión. The affiliation agreement provides for the distribution of the following channels: Space; I.Sat; Uniseries; Infinito; Locomotion; FTV; MuchMusic and Crónica for the basic tier; and Venus as a premium channel and pay-per-view service. CableVisión also agreed to use its best efforts to carry any other signal distributed by Imagen Satelital on any system it converts from analog to digital.

     Between July and September 2000, Imagen Satelital instituted a series of mediation and legal proceedings against CableVisión, seeking payment of certain disputed license fees pursuant to the then-existing carriage agreements between the parties. The proceedings also involved disputes relating to the distribution of the Venus channel by CableVisión. On November 29, 2000, Imagen Satelital and CableVisión entered into a settlement agreement and new affiliation agreement to resolve all outstanding mediation and legal proceedings between the parties. CableVisión, however, failed to pay the fees agreed upon in the new affiliation agreement during the first-half of 2001. As a consequence of the devaluation and economic situation in Argentina, new regulations have been imposed whereby any agreement entered into by an Argentine entity or governed by Argentine law and which had economic terms based on the U.S. dollar had to convert its economic terms to the Argentine peso at an exchange rate of Ps. 1.00 per U.S.$1.00. As a result of these new regulations, Imagen Satelital and CableVisión negotiated a payment schedule for the outstanding payments of Argentine Ps. 4.0 million owed by CableVisión as of January 30, 2002. CableVisión paid this amount in 10 installments through 2002. In October 2002 Imagen and CableVisión entered into an amendment with respect to certain modifications of the license fees to be based on a per-subscriber fee instead of a flat fee. In addition the parties agreed on the inclusion of FTV on the CableVisión channel line-up.

     In Venezuela, a number of Claxson’s pay television channels are distributed pursuant to an affiliation agreement between a subsidiary of Claxson and Corporación Telemic S.A., which is also known as Intercable. A fund affiliated with Hicks, Muse, Tate & Furst Incorporated has a significant equity interest in Intercable. Due to the currency devaluation and foreign currency control system imposed in Venezuela, the parties renegotiated the agreement to provide that the license fees be paid in local currency.

     For the year ended December 31, 2002, we realized approximately U.S.$17.0 million in aggregate revenues from our affiliation agreements with DirecTV Latin America, CableVisión and Intercable.

     On October 29, 2000, Ibero-American Media Partners, the predecessor of Claxson, and AOL Latin America, Inc. signed an agreement for the sharing of media content, television advertising and online promotions.

     Pursuant to the agreement, we provide localized content from our Cl@se and Infinito channels. In a related letter agreement, Ibero America Media Partners agreed to use its reasonable best efforts to cause its joint venture channels to enter into similar arrangements with AOL Latin America. Members of the Cisneros Group own a significant equity interest in AOL Latin America. The parties have not exercised or complied with the rights and obligations under this contract.

     In February 2000, El Sitio entered into a strategic alliance with Sarandi Comunicaciones S.A., which owns and operates a network of radio stations in Uruguay under the Sarandi name. El Sitio received an exclusive royalty-free license to use proprietary content broadcast on radio stations owned by Sarandi. Sarandi agreed to provide a fixed amount of advertising time on its radio stations to El Sitio, valued at U.S $450,000 and to guarantee a minimum amount of advertising for El Sitio’s website in Uruguay. In exchange for Sarandi’s obligations, El Sitio would design, host and maintain websites for Sarandi’s radio stations. On September 21, 2001, the parties terminated this strategic alliance agreement effective as of September 30, 2001. Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton, has a 25% equity interest in Sarandi, and Guillermo Liberman, a shareholder of Claxson, has a 25% beneficial ownership in Sarandi.

     On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A.: AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One). Under the terms of the lease and co-management agreement, El Sitio Uruguay would pay Sarandi U.S.$65,000 per month. El Sitio Uruguay coordinates the programming and marketing strategy of each station, manages the station’s advertising sales, as well as other operational matters of the stations. Prior to the execution of the lease and co-management agreement, in July 2001, Sarandi and El Sitio Uruguay preliminarily agreed to grant to us an option to extend the term of the operating lease to 30 years. The exercise price of the option would vary depending on the year of exercise and will range from approximately U.S.$4.6 million (if the option is exercised in the first year of the lease) to U.S.$7.6 million if the option is exercised in the fifth year of the lease. The exercise price of the option may be paid, at our election, in cash and/or Class A common shares of Claxson. Class A common shares of Claxson will be valued at the market price of the shares at the time of exercise. Both Sarandi and Claxson believe, based upon the advice of Uruguayan counsel, that the proposed structure for the lease transaction complies with Uruguayan laws and regulations that prohibit foreign (i.e., non-Uruguayan) ownership of broadcasting transmission licenses. However, no Uruguay regulatory authority has approved the terms and conditions of this preliminary agreement.

     On November 14, 2001 El Sitio and Sarandi executed the option agreement based on the terms set forth in the term sheet. The parties also agreed that in case that Uruguayan regulations do not permit foreign entities to operate media companies, the parties will execute a management agreement for 30 years and El Sitio Uruguay will have the right to acquire all the operating assets of Sarandi Radios.

     On November 14, 2001 the parties also executed a first amendment to the co-management and lease agreement reducing the monthly fee from U.S.$65,000 to U.S.$60,000. On August 31, 2002 the Parties executed a second amendment to the co-management and lease agreement reducing the monthly fee from US$60,000 to US$30,000 for the period from September 2002 through December 2002. El Sitio is currently renegotiating the monthly fee with Sarandi in order to maintain, effective as of January 2003, a similar level of license fees as per such second amendment.

     During October 1999, November 1999 and April 2000, El Sitio, a subsidiary of Claxson, acquired the retail dial-up access customers of IMPSAT Fiber Networks in Brazil, Argentina and Colombia, respectively. In connection with the acquisitions, El Sitio entered into service agreements with subsidiaries of IMPSAT whereby IMPSAT would provide El Sitio with the telecommunications infrastructure necessary to provide connectivity services to the acquired customers. IMPSAT also provided El Sitio with links to the Internet in exchange for advertising on El Sitio’s network. On December 7, 2001, Imagen Satelital signed a letter of intent with Impsat Argentina S.A. that provided for connectivity services for nine connections among Claxson’s different locations and the Internet. Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, used to be a director of IMPSAT. Ricardo Verdaguer, a director of Claxson, is the president and chief executive officer of IMPSAT.

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

     On September 7, 2001, Claxson purchased from Promoción de Eventos Limitada, a Chilean limited liability company, 722,656 shares of Ibero America Media Holdings, S.A., a subsidiary of Claxson, for a purchase price of U.S.$3,713,500 representing less than a 3% equity interest in Ibero America Media Holdings. The purchase price was secured by a promissory note accruing interest at an annual rate of 10%, with a maturity date of September 21, 2002. Jaime Vega de Kuyper, former chief operating officer-broadcast, is the beneficial owner of Promoción de Eventos Limitada. Claxson entered into an amendment to the purchase agreement, whereby the payment of the purchase price would be extended as follows: (i) 50% of the purchase price plus accrued interest paid on September 21, 2002; (ii) 25% of the purchase price plus accrued interest paid on March 21, 2003 and (iii) 25% of the purchase price plus accrued interest paid on June 21, 2003.

     On September 7, 2001, Claxson purchased from Ituarte y Compañia Limitada, a Chilean limited liability company, 36,123 shares of Ibero America Media Holdings, S.A., a subsidiary of Claxson, for a purchase price of U.S.$185,675. Jóse Antonio Ituarte, our chief financial officer, is the beneficial owner of Ituarte y Compañia Limitada.

     In December 2001, Jaime Vega de Kuyper, former chief operating officer-broadcast loaned U.S.$450,000 to Ibero American Media Holdings, S.A., a subsidiary of Claxson, at an interest rate of LIBOR plus 3%, which was paid by Ibero America Media Holdings in three equal installments in August, September and October of 2002.

     In connection with the consummation of the merger transaction, Claxson agreed to assume the payment obligation for the fees of Violy, Byorum & Partners, the investment advisors to the Cisneros Group. The Cisneros Group made payments in the amount of U.S.$0.7 million to Violy, Byorum & Partners.

     On June 5, 2003, our subsidiary, El Sitio Management S.A., and America On Line Latin America, a company in which the Cisneros Group has an equity interest, entered into a strategic alliance agreement covering the following:

•	the joint provision of a paid, personal listing and matchmaking service under the brand Cupido VIP;

•	El Sitio’s operation of virtual, web-based interactive chat rooms to be used by America On Line Latin America’s subscribers and general Internet users under the AOL and El Sitio brands; and

•	the launch of a new web-based personal listing service, provided to general Internet users for a monthly fee, on a subscription basis, leveraging the brand Cupido, and combining the databases of Amor and Cupido existing services to create a new joint database.

The revenues generated will be distributed based on a 50/50 sharing formula minus certain costs incurred by the parties.

     Effective January 1, 2003, Claxson sold the Cl@se channel to the Cisneros Group for U.S.$208,000. As part of the transaction, Claxson will continue to provide services to Cl@se, including:

•	affiliate sales services for the representation of the Cl@se channel in sales to cable operators in Latin America in exchange for a 20% sales commission;

•	creative services for on- and off-air promotions for an annual fee;

•	certain management services for an annual fee; and

•	program origination, playback, signal distribution, satellite transponder, uplink and other technical services for an annual fee.

Simultaneously with the closing of this transaction, the parties entered into various agreements in order to set off and cancel the outstanding liabilities between Claxson and its subsidiaries on the one hand and the Cisneros Group and its affiliates on the other, which resulted in the Cisneros Group having a total credit balance with Claxson of

US$1,118,429. The parties also agreed that Cisneros Group and/or Cl@se are entitled to offset any fees, costs or expenses payable in connection with the services to be rendered by Claxson described above against an equal amount of such Cisneros Group credit balance.

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

     Four civil complaints have been filed in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio’s initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, are: Howard M. Lasker, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al (filed on June 8, 2001 in the U.S. District Court for the Southern District of New York); Bais Kahana, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 12, 2001 in the U.S. District Court for the Southern District of New York); Shapaour Yavari, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 22, 2001 in the U.S. District Court for the Southern District of New York); and Warren and Frances Foster and Larry Walls, on behalf of themselves and all others similarly situated, vs. El Sitio, Inc., et al. (filed on July 11, 2001 in the U.S. District Court for the Southern District of New York). The complaints allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose the following alleged actions on the part of the underwriters: (1) the underwriters solicited and received additional and excessive commissions from certain investors in exchange for special allocations of common shares in the initial public offering; and (2) the underwriters entered into agreements with these investors whereby such investors agreed to purchase additional common shares of El Sitio in the aftermarket at pre-determined prices, thereby artificially supporting or inflating the market price of El Sitio’s common shares. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages.

     In August, 2001, the Court ordered that these cases be consolidated for all pre-trial purposes in In re Initial Public Offering Securities Litigation, 21 MC 92, an intra-district proceeding involving approximately 900 lawsuits relating to the initial public offerings of approximately 310 companies. In April 2002, the Court appointed Lead Plaintiffs, and the Lead Plaintiffs filed a Consolidated Amended Class Action Complaint. In July 2002, we and the other defendants in the class action filed a motion to dismiss. In November 2002, the plaintiffs dismissed their claims against our current and former officers and directors without prejudice. Our motion to dismiss, as well as those of most of the other defendants in the class action, were denied in February 2003.

     In April 2003, we were advised that the global settlement discussions between the Lead Plaintiffs and our insurer (on El Sitio’s behalf) to resolve all of the plaintiffs’ claims against the 310 issuer defendants in the consolidated proceeding had reached an advanced stage. On May 16, 2003, the independent directors on our board of directors authorized our management to allow El Sitio to participate in the discussions related to a proposed settlement. Among other things, the proposed settlement would result in a broad release of claims against El Sitio, its officers and directors, and other issuers, and their officers and directors without a direct financial contribution by El Sitio. The proposed settlement would require El Sitio to assign to the plaintiffs certain claims it potentially could bring against its underwriters arising from its initial public offering, and to release or waive certain other legal rights it may have, including recovery of attorneys’ fess spent to date. The proposed settlement would not release claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The settlement is subject to court approval, and satisfactory finalization of the settlement papers.

     Notwithstanding a possible settlement, Claxson believes that the allegations in the complaint relating to El Sitio and its directors and principal executive officers are without merit, and have retained counsel to vigorously defend El Sitio and its directors and principal executive officers in these cases if necessary.

     On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of our subsidiary, Osite Informatica Ltda., in a suit for taxes alleged to be due by O Site Entertenimentos Ltda. in the amount of 1.1 million reals (approximately U.S.$473,000). Based on preliminary assessments of our Brazilian tax advisors, we anticipate that this appeal will be dismissed and that the lower court ruling will be upheld.

     On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of El Sitio Argentina, S.A., our subsidiary, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Camara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. On June 25, 2002, Claxson was formally served with the summons and complaint in our executive offices in Buenos Aires, claiming U.S.$14 million in damages. We responded to the claim on August 2002 by requesting the judge to reject such claim. We believe New Yetem’s claims are without merit. Nonetheless, in the unlikely event New Yetem should prevail, we believe the actual damages are likely to be significantly lower than the U.S.$14 million claimed. On June 17, 2003, Imagen Satelital, received a police search order issued by a lower Criminal Court in Buenos Aires to seek information as part of a criminal accusation by New Yetem’s president. Imagen provided the requested information. The initial phase of a criminal investigation is confidential and therefore we have no further information about the alleged charges or merits thereof and against whom such alleged charges are made.

     The Chilean Antitrust General Attorney is conducting a confidential, general investigation regarding the level of concentration in the radio broadcasting industry in Chile. On June 27, 2001, the Commission asked Radio Chile to provide certain information regarding its business and operations. Radio Chile complied with this request and submitted the requested information on September 11, 2001. No further petition or notice has been received by Radio Chile.

     If the Chilean Antitrust Commission were to continue its investigation and find an unacceptable level of concentration in the radio broadcasting industry, it may order a variety of relief measures, including one or more of the following:

•	request that the Chilean Antitrust General Attorney monitor the relevant market to prevent anti-competitive practices;

•	order the dominant players to seek prior approval for further mergers, acquisitions or changes in control;

•	order the dominant players to discontinue or avoid activities which raise antitrust concerns;

•	order the divestiture of certain assets; and

•	impose fines in Chilean currency up to the equivalent of approximately U.S.$480,000.

     Claxson cannot predict the outcome of this investigation or whether the investigation has been closed or is still active and will lead to further information requests or other actions by the Commission that might affect Radio Chile.

     On April 23, 2002, SUBTEL, the Chilean telecommunications regulatory agency, filed an administrative complaint against Radio Chile alleging that Radio Chile had illegally broadcast its signal in Rengo, Chile, without a permit. The possible penalties for such a violation include either the imposition of a fine (US$ 5,000) or the loss of the concession to broadcast in that specific location. Both penalties are appealable before the Chilean Supreme

Court. Although Claxson cannot predict the outcome of this complaint, Claxson does not believe that this allegation has any merit.

     On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. Immediately following the exchange offer and consent solicitation U.S.$5.5 million principal amount of the Old Notes remained outstanding. As of June 1, 2003, all but U.S.$3.2 million of the remaining principal amount of the Old Notes has been exchanged for 6.25% Senior Notes due 2013 of Imagen Satelital. The holders of some of these outstanding Old Notes have filed, or threatened to file, various lawsuits, some with preventative injunctions, to collect certain principal and/or interest payments for the Old Notes, including a petition for the bankruptcy of Imagen. We are in the process of negotiating and/or litigating these claims. Our failure to successfully negotiate or litigate some or all of these claims may adversely affect our financial performance.

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

     B.     Significant Changes

     No significant change, other than as otherwise described in this Form 20-F, has occurred in our operations since the date of our Form 6-K filed with the Securities and Exchange Commission on May 27, 2003.

Item 9. The Offer and Listing

     A.     Listing Details

     The following table sets forth, for the periods indicated, the reported high and low closing prices for our Class A common shares, as reported by Nasdaq for the Nasdaq National Market prior to June 12, 2001, by Nasdaq for the Nasdaq SmallCap Market from June 12, 2001 until December 17, 2002 and the OTC Bulletin Board thereafter.

	Sales Prices

Fiscal Year Ended December 31,	High	Low

2001	U.S.$3.2344	U.S.$1.4219
2002	1.400	0.0600

	Sales Prices

	High	Low

2001
Third Quarter	U.S.$2.7969	U.S.$2.5938
Fourth Quarter	3.2344	1.4219
2002
First Quarter	1.4063	0.3125
Second Quarter	0.4400	0.0600
Third Quarter	0.3600	0.0700
Fourth Quarter	0.4900	0.0600
2003
First Quarter	0.4500	0.1600
Second Quarter	0.2700	0.2300

     The following table sets forth, for the most recent six months, the high and low closing prices for the Class A common shares, as recorded by the Nasdaq for the Nasdaq SmallCap Market prior to December 18, 2002 and the OTC Bulletin Board thereafter.

	Sale Prices

	High	Low

May 2003	U.S.$0.4000	U.S.$0.1600
April 2003	0.2600	0.1600
March 2003	0.2690	0.2300
February 2003	0.2500	0.2400
January 2003	0.2700	0.2400
December 2002	0.3400	0.100

     B.     Plan of Distribution

     Not Applicable

     C.     Markets

     Our Class A common shares are currently quoted and traded on the OTC Bulletin Board (ticker symbol: XSON). Our Class A common shares were first listed and began trading on The Nasdaq National Market on September 21, 2001 immediately following the consummation of the merger transaction. On June 12, 2002, our Class A common shares were transferred to The Nasdaq SmallCap Market and on December 18, 2002 our Class A common shares were transferred to the OTC Bulletin Board.

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

Board of Directors

     Our board of directors is made up of 12 directors. Our amended and restated articles of association require that the board consists of a minimum of 11 directors and a maximum of 12 directors. Members of the board of directors are appointed at the annual general meeting of shareholders and are elected for a period of one fiscal year, at the end of which they may be re-elected or replaced in accordance with the amended and restated articles of association. The amended and restated articles of association do not establish any requirements or provisions regarding age limits for director’s retirement, nor do they require a number of shares a director must own to qualify for the position.

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

     Voting Rights

     The holders of Class A common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Cumulative voting is not permitted. The holders of Class C, Class F and Class H common shares are entitled to special rights with respect to the designation of directors as follows:

•	four directors to be designated by 1945 Carlton/1947 Carlyle, as the holders of the Class C common shares (Class C Group);

•	one director designated by the El Sitio founders, as the holders of the Class F common shares (Class F Group);

•	three directors to be designated by Hicks Muse, as the holder of the Class H common share (Class H Group); and

•	one director elected by a resolution of directors who shall also be the chief executive officer of the company.

     Any of our designed group of shareholders that has a right to designate directors to serve on the board of directors will retain or lose those rights affected as follows:

•	when the shareholder owns less than 25% of the outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the shareholder would be able to designate two directors;

•	when the shareholder owns less than 15% of outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the shareholder could designate one director; and

•	if the shareholder owns less than 3% of the outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the shareholder would not have any right to designate directors to our board of directors.

     Prior to the a group’s reduction in ownership percentage and lose of the right to elect directors attributable to the applicable group, the Class C Group, Class H Group and Class F Group will be able to remove any director elected by such group, and, in the event of such removal, will have the right to appoint a replacement director. Prior to an ownership percentage of less than 3%, directors of the Class C Group, Class F Group and Class H Group may only be removed by the respective group which elected them to board.

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

  Redemption and Liquidation Rights

     Class A common shares are subject to redemption with the consent of the shareholders whose shares are to be redeemed for a fair value, except that Class A common shares owned by an entity for which more than 50% of the voting shares of such entity are owned by Claxson will be for any price at our option and without consent of the holders thereof. On the date on which the holder of the Class C, Class F and Class H common shares ceases to own less than 3% of our outstanding common shares (including all classes of common shares and, on an as-converted basis, Series A Preferred Shares), the Class C, Class F and Class H common shares are subject to redemption, purchase or acquisition for par value at our option. Series A Preferred Shares are subject to redemption, however, the holders of the Series A Preferred Shares are entitled to receive at least 30 days’ advance notice of any redemption and will be given an opportunity to convert their Series A Preferred Shares pursuant to the terms set forth in the amended and restated memorandum of association, immediately prior to any such redemption.

     Each of the classes of common share will be entitled, pari passu, to share pro rate in the surplus assets, in the event of a winding-up or dissolution of Claxson, whether voluntary or involuntary. The holders of the Series A Preferred Shares will be entitled to receive, for each Series A Preferred Share held, an amount of cash equal to the par value of one Series A Preferred Share, in the event of any voluntary or involuntary dissolution or winding-up. The holders of the Series A Preferred Shares are entitled to receive at least 30 days’ advance notice of any dissolution and will be given an opportunity to convert their Series A Preferred Shares pursuant to the terms set forth in the amended and restated memorandum of association, immediately prior to any such dissolution.

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

Ordinary and Extraordinary Shareholders’ Meeting

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

     We have been informed by Conyers Dill & Pearman that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, not be automatically enforceable in the British Virgin Islands. We have also been advised by Conyers Dill & Pearman that the courts of the British Virgin Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the U.S. courts against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the British Virgin Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands and (vi) there is due compliance with the correct procedures under the laws of the British Virgin Islands.

     A British Virgin Islands court may impose civil liability on us or our directors or officers in a suit brought in the High Court of the British Virgin Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under British Virgin Islands law.

  Availability of Representative Actions

     With respect to representative actions, British Virgin Islands courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the company’s corporate power, would result in the violation of its memorandum of association or articles of association, or is illegal. In addition, the courts would give consideration to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the company’s shareholders then actually approved it.

     C.     Material Contracts

     We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4, Section B “Business Overview”, Item 7, Section B “Related Party Transactions” or provided in the Exhibits to this Form 20-F.

     D.     Exchange Controls

     There are currently no British Virgin Islands laws or regulations restricting the import or export of capital or affecting the payment of dividends or other distributions to shareholders who are non-residents of the British Virgin Islands.

     Some of our subsidiaries may be subject from time to time to exchange control laws and regulations that may limit or restrict the payment of dividends or distributions or other transfers of funds by those subsidiaries to us. The existing exchange control laws and regulations affecting our subsidiaries in Argentina and Chile have had and may continue to have a material adverse effect on our operations. Please refer to Item 11, Section “Quantitative and Qualitative Discussion About Market Risks” for further discussion on the exchange control laws and regulations in Argentina and Chile.

     E.     Taxation

U.S. Federal Income Tax Considerations for Claxson Shareholders

     The following discussion is a summary of the material U.S. federal income tax considerations of the ownership and disposition of Claxson Class A common shares by a U.S. Holder. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any change could alter the tax consequences discussed in this annual report.

     The discussion below is for general information only and, except where specially noted, does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates only to persons who hold Claxson Class A common shares as capital assets. The tax treatment of a U.S. holder may vary depending upon the holder’s particular situation, and some U.S. holders may be subject to special rules not discussed below. These holders would include, for example:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	an insurance company;

•	a tax-exempt organization;

•	a financial institution;

•	a person liable for alternative minimum tax;

•	a person holding stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a U.S. person whose “functional currency” is not the U.S. dollar;

•	a person owning, either directly or directly and constructively, 10% or more of Claxson’s voting shares; or

•	a person who receives Claxson Class A common shares pursuant to the exercise of employee share options or otherwise as compensation.

     If a partnership holds Claxson Class A common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding Claxson Class A common shares should consult its tax adviser.

     As used in this section, a “U.S. Holder” means:

•	a citizen or individual resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

Tax Consequences of Holding Claxson’s Class A Common Shares

Distributions

     Distributions made to shareholders on or with respect to Claxson Class A common shares will be treated as dividends and will be taxable as ordinary income to the extent those distributions are made out of Claxson’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, if the amount of any distribution exceeds Claxson’s current and accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, on a share-by-share basis, and thereafter as capital gain. U.S. Holders that are corporations will not be entitled to a dividends received deduction with respect to distributions from Claxson. Recently enacted U.S. federal income tax legislation reduces the rate of U.S. federal income tax payable by noncorporate taxpayers on dividends from certain non-U.S. corporations to 15% (or, with respect to dividends that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. A dividend paid by a non-U.S. corporation qualifies for the reduced rate of tax if the stock on which the dividend is paid is readily tradable on an established securities market in the United States. The new legislation does not define an “established securities market” or “regularly traded” for this purpose. No assurance can be provided that Claxson Class A common shares for this purpose are regularly traded on an established securities market at this time or will be so traded in the future. Even if the Claxson Class A common shares are so traded at the time a dividend is paid, a shareholder must satisfy various other requirements to qualify for the reduced tax rate on dividends, and additional tax limitations can arise as a result of so qualifying. The new reduced tax rates on dividends apply to taxable years beginning after December 31, 2002 and before January 1, 2009. Claxson does not currently pay dividends on its Class A common shares and does not anticipate paying dividends in the foreseeable future.

     Distributions with respect to Claxson’s Class A common shares that are taxable as dividends generally will be treated for U.S. foreign tax credit purposes as either (1) foreign source “passive income” or, in the case of some U.S. Holders, foreign source “financial services income” or (2) if Claxson is a “United States-owned foreign corporation”, U.S. source income, in proportion to the percentage of Claxson’s earnings and profits in the year of the distribution that are attributable to U.S. sources (provided at least 10% of Claxson’s earnings and profits are so attributable). For this purpose, Claxson will be treated as a United States-owned foreign corporation if 50% or more of the voting power or value of its shares is owned, directly or indirectly, by United States persons.

Disposition

     Subject to the passive foreign investment company rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of Claxson Class A common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on that sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the Class A common shares surrendered. The gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period for the Class A common shares is more than one year. Any gain or loss so realized generally will be U.S. source.

     Recently enacted U.S. federal income tax legislation reduces the maximum rate of U.S. federal income tax that noncorporate taxpayers pay on adjusted net capital gain to 15% (or, with respect to adjusted net capital gain that otherwise would be taxed at the 10% or 15% rates, to 5%, except for taxable years beginning after December 31, 2007, for which the tax is eliminated). The reduced rates apply for purposes of both the regular tax and the alternative minimum tax. The lower rates of 8% and 18% for assets held more than five years were eliminated. The new legislation applies to taxable years ending on or after May 6, 2003 and before January 1, 2009, after which, among other things, the maximum tax rate on adjusted net capital gain for noncorporate taxpayers will be 20%.

Passive Foreign Investment Company Provisions

     A foreign corporation will be classified as a “passive foreign investment company” for U.S. federal income tax purposes if for the taxable year 75% or more of its gross income is passive income or 50% or more of its assets, by value, produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and gains from sales of assets that produce passive income. However, passive income does not generally include rents and royalties derived in the active conduct of a trade or business and not derived from a related person. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If a foreign corporation is classified as a passive foreign investment company in any year with respect to which a U.S. Holder owns its stock, it generally will, with certain exceptions, continue to be treated as a passive foreign investment company with respect to such shareholder in all succeeding years.

     Based upon its current and projected income, assets and activities in general, Claxson does not expect that its Class A common shares should be considered shares of a passive foreign investment company for Claxson’s current fiscal year. Claxson, however, has not undertaken any study to determine whether it is a passive foreign investment company, and thus no assurance can be provided that it is not. Moreover, passive foreign investment company classification is a factual determination that is made annually and thus is subject to change. For example, changes in the performance of Claxson’s business and/or fluctuations in the market price of the Class A common shares could alter this conclusion.

     Claxson will notify U.S. Holders if it becomes a passive foreign investment company in any taxable year and will provide them with the information required to make a “qualified electing fund election”, as described below.

     If Claxson were treated as a passive foreign investment company, then, unless a U.S. Holder makes a timely qualified electing fund election or a “mark-to-market election”, each as described below:

•	distributions made by Claxson during a taxable year with respect to its Class A common shares that are “excess distributions” must be allocated ratably to each day of the U.S. Holder’s holding period. “Excess distributions” are defined generally as the excess of the amount distributed on a Claxson share in any taxable year over 125% of the average amount distributed on that share during the shorter of the three previous years and the U.S. Holder’s holding period for the share. The amounts allocated to the current taxable year and to taxable years prior to the first year in which Claxson was classified as a passive foreign investment company would be included in ordinary gross income for the current year. The amount allocated to each other prior taxable year would be taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year, subject to an additional interest charge at the rates applicable to deficiencies in income taxes; and

•	the entire amount of any gain realized upon the sale or other disposition of Claxson Class A common shares would be treated as an excess distribution made in the year of sale or other disposition and as a consequence would be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, would be subject to tax at the highest applicable rates and to the interest charge described above. A number of transactions and events not normally treated as dispositions are treated as dispositions for purposes of this rule. In addition, U.S. Holders who acquire their Claxson Class A common shares from decedents generally will not receive a “stepped-up” tax basis in those Claxson Class A common shares. Instead, the U.S. Holders will have a tax basis equal to the lower of the fair market value of the Claxson Class A common shares and the decedent’s tax basis.

     These special passive foreign investment company tax rules will not apply if the U.S. Holder elects to have Claxson treated as a “qualified electing fund” and Claxson provides certain information required for the election. Generally that election must be timely made for the first taxable year the U.S. Holder owns Claxson Class A common shares and Claxson is a passive foreign investment company, although in certain circumstances an election can be made later, generally subject to the payment of a tax at that time. If Claxson is treated as a passive foreign investment company, Claxson intends to notify U.S. Holders and provide them with such information as may be required to make the qualified electing fund election effective.

     If a U.S. Holder makes a qualified electing fund election, the U.S. Holder will be currently taxable on his or her pro rata share of Claxson’s ordinary earnings and net capital gain at ordinary income and capital gains rates, respectively, for each of Claxson’s taxable years, regardless of whether distributions are received. The U.S. Holder’s basis in Claxson Class A common shares will be increased to reflect taxed but undistributed income. Distributions of income that has previously been taxed will result in a corresponding reduction in basis in the U.S. Holder’s Class A common shares and will not be taxed again as distributions.

     Alternatively, if Claxson Class A common shares are treated as “marketable stock”, a U.S. Holder may make a mark-to-market election if Claxson were treated as a passive foreign investment company. If this election is made, the U.S. Holder will not be subject to the passive foreign investment company rules described above. Instead, the U.S. Holder generally in each taxable year will include as ordinary income, on a share-by-share basis, the excess, if any, of the fair market value of the Class A common shares at the end of the taxable year over the U.S. Holder’s adjusted basis in the shares. Likewise, the U.S. Holder will be permitted an ordinary loss, on a share-by-share basis, in respect of the excess, if any, of the U.S. Holder’s adjusted basis in the Class A common shares over their fair market value at the end of the taxable year but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s basis in the Class A common shares would be adjusted to reflect any such income or loss amounts. The mark-to-market election is only available with respect to shares that are regularly traded on certain U.S. exchanges and other exchanges designated by the U.S. Treasury. Under current law, the mark-to-market election would not be available to a U.S. Holder since the OTC Bulletin Board, on which Claxson’s Class A common shares trade, is not a qualified exchange within the meaning of the Code. If a U.S. Holder is eligible to and makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless Claxson’s Class A common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

     A dividend from a foreign corporation that otherwise would qualify for the 15% maximum tax rate prescribed by recently enacted U.S. federal income tax legislation does not qualify for that rate if the foreign corporation is a passive foreign investment company in either the taxable year of the dividend or the preceding taxable year.

     U.S. Holders that own Claxson Class A common shares during any year that Claxson is a passive foreign investment company must file Internal Revenue Service Form 8621. U.S. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding Class A common shares if Claxson is considered a passive foreign investment company.

Foreign Personal Holding Companies

     If five or fewer U.S. individuals own, or are treated as owning under certain attribution rules, in the aggregate more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60%, or 50% in certain circumstances, of the “gross income” of that foreign corporation is made up of certain types of generally passive income for a taxable year, then that corporation will be a “foreign personal holding company”. Examples of passive types of income include dividends, interest, certain rents and royalties and gain from the sale of stock or securities.

     It is possible that Claxson or one of its non-U.S. subsidiaries will meet the income test in a given year. Claxson, however, does not expect that the shareholder test is met at this time. Accordingly, Claxson does not expect that it or any of its non-U.S. subsidiaries is a foreign personal holding company at this time. However, Claxson has not undertaken any study to determine whether it or any of its subsidiaries is a foreign personal holding company. For that reason, and due to a number of factors, including the foreign personal holding company stock attribution rules, possible changes in residence by current indirect shareholders, and possible acquisition of Claxson Class A common shares by purchase, gift or bequest by individuals related to or partners of current indirect shareholders, Claxson cannot assure you that it is not currently or will not become a foreign personal holding company in the future.

     If a foreign corporation is a foreign personal holding company, United States persons that own shares in the foreign personal holding company, directly or indirectly through foreign entities, regardless of the size of their shareholding and regardless of whether they are individuals, will generally be subject to current U.S. federal income tax on a pro rata portion of the foreign personal holding company’s undistributed foreign personal holding company income for the taxable year or part thereof. In addition, a dividend from a foreign corporation that otherwise would qualify for the 15% maximum tax rate prescribed by recently enacted U.S. federal income tax legislation does not qualify for that rate if the foreign corporation is a foreign personal holding company in either the taxable year of the dividend or the preceding taxable year. Further, those U.S. persons who acquire shares in a foreign personal holding company from decedents generally will not receive a “stepped-up” tax basis in those shares. Instead, those U.S. persons will have a tax basis equal to the lower of the fair market value of the shares and the decedent’s tax basis. U.S. persons that under these rules are required to include in income undistributed taxable income for a taxable year and that own at least 5% of the value of the foreign personal holding company’s shares are required to comply with certain reporting requirements under the Code.

Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends in respect of Claxson Class A common shares or the proceeds received on the sale, exchange or redemption of the Class A common shares paid within the United States and, in certain cases, outside the United States, to U.S. Holders other than exempt recipients, such as corporations, and backup withholding may apply to those amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability or as a refund, if the U.S. Holder has overpaid its U.S. federal income tax liability, provided the U.S. Holder timely and properly supplies the required information to the Internal Revenue Service.

  British Virgin Islands Tax Considerations

     Claxson is exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by it to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any of Claxson’s shares, debt obligations or other securities, including its Class A common shares. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of Claxson’s shares, debt obligations or other securities, including its Class A common shares. There is no reciprocal tax treaty in force between the British Virgin Islands and the United States.

     Holders of common shares of El Sitio who are not persons resident in the British Virgin Islands will not be subject to income, capital gain or any other tax in the British Virgin Islands in connection with the El Sitio merger.

     F.     Dividends and Paying Agents

     Not Applicable

     G.     Statement by Experts

     Not Applicable

     H.     Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission’s Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the commission at its principal office in Washington, D.C. 20549. In addition, documents referred to in this annual report may be inspected at the Company’s principal executive offices at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina.

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

  Interest Rate Sensitivity

     As of December 31, 2002, we had U.S.$92.5 million in total debt, U.S.$63.0 million due under our 8.75% senior notes due 2010 (U.S.$21.6 million of which represented future interest payments), U.S.$17.6 million under a subsidiary’s senior secured credit facility payable through 2006, U.S.$3.6 million due under Imagen’s 11% senior notes due 2005, and U.S.$2.6 million under Imagen’s 6.25% senior notes due 2013. The senior notes have a fixed interest rate and are denominated in U.S. dollars and the senior secured credit facility has a floating interest rate equal to the Chilean tasa activa bancaria, which is a published Chilean prime rate, plus 275 basis points. The senior secured credit facility is denominated in unidades de fomento, which is equivalent to the inflation adjusted Chilean Peso.

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

     For debt obligations, the following table presents principal cash flows and related fixed and weighted average interest rates by expected maturity dates. The following table presents relevant information relating to our long-term debt interest rate risk:

Twelve Months Ended													Fair
December 31,	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total	Value

	(In thousands of U.S. dollars, except for the percentages)
Long-Term Debt:
11% Senior Notes due 2005	3,217	—	—	—	—	—	—	—	—	—	—	3,217	480
Fixed U.S. Rate	11%	—	—	—	—	—	—	—	—	—	—
6.25% Senior Notes due 2013	—	—	—	—	—	—	—	—	—	1,150	1,150	2,300	2,300
Fixed U.S. Rate	—	—	—	—	—	—	—	—	—	6.25%	6.25%
8.75% Senior Notes due 2010	—	—	—	2,066	6,199	10,331	10,331	12,398	—	—	—	41,325	12,398
Fixed U.S. Rate	—	—	8.75%	8.75%	8.75%	8.75%	8.75%	8.75%	—	—	—
Syndicated Bank Facility	5,023	5,022	5,022	2,511	—	—	—	—	—	—	—	17,578	N/A
Average interest rate	6%	6%	6%	6%	—	—	—	—	—	—	—
Other	1,602	1,308	1,215	833	729	—	—	—	—	—	—	5,603	N/A
Average interest rate (range)	4-10%	10%	10%	8.56%	8.56%

  Exchange Rate Sensitivity

     Our principal foreign currency exposure is related to our asset base, which consists principally of monetary assets and liabilities, in the countries in which we operate, specifically in Argentina and Chile. We use the

Argentine peso as the functional currency for our Argentine subsidiaries and the Chilean peso as the functional currency for our Chilean subsidiaries. Because our assets and liabilities, as well as interest earned or paid on our assets and liabilities are affected by changes in the value of the Argentine peso and Chilean peso, our reported income is affected by exchange fluctuation in these countries. The Argentine government and Chilean government’s economic policies and any future changes in the value of the Argentine peso and Chilean peso against the U.S. dollar could adversely affect the financial condition and results of our operations.

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

     Decree No. 71/02 established a temporary dual exchange rate system comprised of : (i) a fixed rate export and certain import transactions at a rate of Ps. 1.40 per U.S.$1.00 and (ii) a floating rate to be freely determined by the market for all other transactions. On February 8, 2002, the executive branch of Argentina, however, issued Decree No. 260/02 providing for the elimination of the dual exchange rate in favor of a single floating rate for all transactions. As a result of the foregoing initiatives, our local agreements in Argentina have been converted into peso-denominated obligations. In addition, many Argentine companies have suspended payment of their debt obligations. It is unclear how the Argentine government will address the continuing economic crises. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar liabilities.

     In Chile, the Chilean peso has been subject to large devaluation in the past, including a decrease of 11% in 1999, 9% in 2000, 17% in 2001, and 9% in 2002, and may be subject to significant fluctuations in the future. Our operations may be affected by the continuing fluctuations in exchange rates between the Chilean peso and the U.S. dollar.

     The following table summarizes our monetary assets and liability exposure in foreign jurisdictions, including without limitation, Argentina, Chile, Brazil and Uruguay:

Monetary Assets and Liabilities Exposure
As of December 31, 2002

(In thousands of U.S. dollars)
	Monetary	Monetary	Net
Country	Assets	Liabilities	Exposure

Argentina	$8,317	$9,756	$(1,439)
Chile	4,308	6,685	(2,377)
Other(1)	1,149	787	362

Total	$13,774	$17,228	$(3,454)

(1)	Primarily represents Brazil and Uruguay.

     We do not currently hedge against currency exchange transaction risks, nor do we use derivative financial instruments for speculative trading purposes. We could, however, in the future engage in hedging activities against specific foreign exchange transaction risks.

     Foreign exchange net losses during fiscal year 2002 was U.S.$61.3 million. At December 31, 2002, we had the equivalent of approximately U.S.$6.0 million in Argentine peso-denominated receivables and investments and U.S.$28.3 million in dollar-denominated receivables and investments.

Item 12. Description of Securities Other than Equity Securities

     Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

     On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. As of June 1, 2003, all but US$3.2 million of the principal amount of the Old Notes has been exchanged. The Holders of some of these outstanding Old Notes have filed, or threatened to file, various lawsuits to collect certain principal and/or interest payments for the Old Notes. See Item 3.D. “Key Information —Risk Factors — We are involved in litigation in Argentine with some of the holders of the remaining U.S.$3.2 million principal amount of Imagen Satelital’s 11% Senior Notes due 2005.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable

Item 15.	Controls and Procedures

     Evaluation of Disclosure Controls and Procedures

     Within the 90-day period prior to the date of this Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

     Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. Because of inherent limitations in any systems of disclosure controls and procedures, no evaluation of controls can provide absolute assurance that all instances of error or fraud, if any, within the Company may be detected.

     Changes in Internal Controls

     There were no significant changes in the Company’s internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16A	Audit Committee Financial Expert

     Not Applicable.

Item 16B	Code of Ethics

     Not Applicable.

Item 16C	Principal Accountant Fees and Services

     Not Applicable.

PART III

Item 17.	Financial Statements

     Not Applicable

Item 18.	Financial Statements

     The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.

Item 19.	Exhibits

(a)	Index to Financial Statements.

	Report of Deloitte & Touche LLP for Claxson Interactive Group and Subsidiaries	F-3

(b)	List of Exhibits

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio,Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks,Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate& Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate& Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

Exhibit Number	Description of Documents

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Río de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxson Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A.

2.6	U.S.$35,000,000 Syndicated Credit Facility, dated as of April 26, 2000, among Iberoamerican Radio Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de A. Edwards, Corpbanca, Banco Sud Americano, BankBoston, N.A. and Bankers Trust Company (English translation) (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

2.7	Amendment to the Syndicated Credit Facility Agreement, dated December 12, 2002, by and among Iberoamerican Radio Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de Chile, Corpbanca, Scotiabank Sud Americano, BankBoston, N.A. and Deutsche Bank Trust Company Americas (incorporated herein by reference to Form 6-K (No. 000-33143) filed with the Commission on January 17, 2003).

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group, Inc. Stockholders and Claxson Interactive Group, Inc.

4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997,by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

Exhibit Number	Description of Documents

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.5	First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.6	Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7	Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17,1997), dated as of April 4, 2003, by and between PanAmSat International Systems, Inc. and Claxson USA Inc., formerly known as Cisneros Television Services, Inc.

4.8	Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001 which is incorporated herein by reference).

Exhibit Number	Description of Documents

*4.9	Second Amended and Restated Operating Agreement for Playboy TV — Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.10	Playboy TV — Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV — Latin America, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV — Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.12	Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A(No. 333-13062) as filed with the Commission on April 26, 2001).

4.13	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

8.1	List of Significant Subsidiaries

12.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 14, 2003		/s/ Roberto Vivo-Chaneton

	Name:	Roberto Vivo-Chaneton
	Title:	Chief Executive Officer and Chairman of the Board

Date: July 14, 2003		/s/ Jose Antonio Ituarte

	Name:	Jose Antonio Ituarte
	Title:	Chief Financial Officer

CERTIFICATIONS

     I, Roberto Vivo-Chaneton, Chief Executive Officer of Claxson Interactive Group Inc., (the “Company” or “Registrant”), certify that:

1.	I have reviewed this annual report on Form 20-F of the Company;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 1 5d-14) for the Registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: July 14, 2003

/s/ Roberto Vivo-Chaneton

Roberto Vivo-Chaneton
Chief Executive Officer

     I, José Antonio Ituarte, Chief Financial Officer of Claxson Interactive Group Inc., (the “Company” or “Registrant”), certify that:

1.	I have reviewed this annual report on Form 20-F of the Company;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 1 3a-14 and 1 5d-14) for the Registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: July 14, 2003

/s/ José Antonio Ituarte

José Antonio Ituarte
Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Claxson Interactive Group Inc. and subsidiaries	F-3

[This Page Intentionally Left Blank]

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
  Claxson Interactive Group Inc.:

We have audited the accompanying consolidated balance sheets of Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”) as of December 31, 2001 and 2002 and the related consolidated statements of operations and comprehensive loss, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Claxson’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Claxson at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Claxson will continue as a going concern. As described in Note 1 to the consolidated financial statements, Claxson’s inability to meet its obligations when due, which has been caused, among other things, by its losses from operations and its working capital deficiency, raises substantial doubt about Claxson’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, Claxson changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
March 31, 2003 (July 11, 2003 as to Note 14)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2002
(In thousands of U.S. dollars)

	2001	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,211	$8,072
Restricted investments	–	750
Accounts receivable, net	30,398	22,381
Due from related parties	5,155	11,166
Other current assets	9,567	7,877

Total current assets	60,331	50,246
RESTRICTED INVESTMENTS	–	750
PROPERTY AND EQUIPMENT, NET	31,696	18,573
PROGRAMMING RIGHTS, NET	10,991	5,554
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	4,591	1,025
INVESTMENTS IN DEBT AND EQUITY SECURITIES	8,290	448
BROADCAST AND TELEVISION LICENSES, NET	22,505	18,065
GOODWILL, NET	133,413	51,837
OTHER ASSETS, NET	6,185	4,057

TOTAL ASSETS	$278,002	$150,555

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$21,228	$14,916
Due to related parties	7,521	3,931
11% Senior Notes Due 2005, including accrued interest	81,012	3,647
8.75 % Senior Notes Due 2010, including accrued interest	–	1,396
Other current liabilities	7,651	13,154
Current portion of programming rights obligations	9,703	9,899
Current portion of long-term debt	11,114	6,624
Unearned revenue	8,274	7,483

Total current liabilities	146,503	61,050

LONG-TERM LIABILITIES:
Programming rights obligations, net of current portion	2,013	2,302
Long-term debt, net of current portion	22,335	16,640
8.75 % Senior Notes Due 2010, including accrued interest	–	61,576
6.25 % Senior Notes Due 2013, including accrued interest	–	2,605
Other long-term liabilities	4,398	2,023

Total long-term liabilities	28,746	85,146

MINORITY INTEREST	–	1,164

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY:
Convertible preferred share; $1.00 par value; 15,000,000 shares authorized, issued and outstanding as of December 31, 2001 and 2002	15,000	15,000
Class A common shares; $0.01 par value; 30,000,000 shares authorized, 18,677,993 shares issued and outstanding as of December 31, 2001 and 2002	187	187
Class C common shares; $1.00 par value; 2 shares authorized, issued and outstanding as of December 31, 2001 and 2002	–	–
Class F common shares; $1.00 par value; 7 shares authorized, issued and outstanding as of December 31, 2001 and 2002	–	–
Class H common shares; $1.00 par value; 1 share authorized, issued and outstanding as of December 31, 2001 and 2002	–	–
Additional paid-in capital	246,456	246,592
Deferred share-based compensation	–	(63)
Accumulated deficit	(130,133)	(268,562)
Accumulated other comprehensive income (loss)	(28,757)	10,041

Total shareholders’ equity	102,753	3,195

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$278,002	$150,555

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years Ended December 31, 2000, 2001 and 2002

(In thousands of U.S. dollars)

	2000	2001	2002

REVENUES:
Subscriber-based fees	$58,096	$60,193	$31,566
Advertising	43,897	37,284	30,547
Production services	–	2,516	7,081
Other	5,393	6,444	5,766

Total revenues, net	107,386	106,437	74,960

OPERATING EXPENSES:
Product, content and technology	43,232	42,832	34,710
Marketing and sales	18,989	21,754	13,090
Corporate and administration	23,376	24,071	17,164
Depreciation and amortization	21,627	27,271	12,304
Merger, restructuring and severance expenses	1,000	4,868	–

Total operating expenses	108,224	120,796	77,268

OPERATING LOSS	(838)	(14,359)	(2,308)

OTHER INCOME (EXPENSE):
Interest expense	(15,258)	(13,062)	(12,422)
Interest income	1,579	554	748
Gain on debt restructuring	–	–	15,274
Foreign currency exchange loss	–	(29,565)	(61,349)
Other	(1,198)	(5,318)	2,961
Loss from unconsolidated affiliates, net	(4,930)	(19,097)	(6,746)

Other income (expense), net	(19,807)	(66,488)	(61,534)

LOSS BEFORE BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES, MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(20,645)	(80,847)	(63,842)
BENEFIT (PROVISION) FOR NON-U.S. INCOME TAX	(820)	(4,166)	134

LOSS BEFORE MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(21,465)	(85,013)	(63,708)
MINORITY INTEREST	(4)	127	68

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(21,469)	(84,886)	(63,640)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	–	–	(74,789)

NET LOSS	(21,469)	(84,886)	(138,429)

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) from investment in equity securities	(233,572)	26,196	(2,400)
Foreign currency translation	(3,979)	(26,123)	41,198

Other comprehensive income (loss), net	(237,551)	73	38,798

COMPREHENSIVE LOSS	$(259,020)	$(84,813)	$(99,631)

BASIC AND DILUTED NET LOSS PER COMMON SHARE:
Loss before cumulative effect of change in accounting principle	N/A	$(4.58)	$(3.41)
Cumulative effect of change in accounting principle	N/A	N/A	$(4.00)

Net loss	N/A	$(4.58)	$(7.41)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic and diluted	N/A	18,539	18,678

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2000, 2001 and 2002

(In thousands of U.S. dollars)

										Accumu-
										lated
	Ibero-American									Other
	Media Partners		Claxson Interactive Group							Compre-
							Additional	Deferred		hensive
	Common		Preferred		Common		Paid-In	Share-base	Accumulated	Income
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	(Loss)	Total

BALANCE, DECEMBER 31, 1999	2	$2	—	$—	—	$—	$225,959	—	$(23,778)	$208,721	410,904
Capital contributions	—	—	—	—	—	—	17,134	—	—	—	17,134
Capital contributions in anticipation of preferred shares	—	—	—	—	—	—	11,447	—	—	—	11,447
Net loss	—	—	—	—	—	—	—	—	(21,469)	—	(21,469)
Unrealized loss from investment in Equity securities	—	—	—	—	—	—	—	—	—	(233,572)	(233,572)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(3,979)	(3,979)

BALANCE, DECEMBER 31, 2000	2	2	—	—	—	—	254,540	—	(45,247)	(28,830)	180,465
Capital contributions in anticipation of preferred shares	—	—	—	—	—	—	3,553	—	—	—	3,553
Share-based compensation	—	—	—	—	—	—	658	—	—	—	658
Distribution to Predecessor shareholders	—	—	—	—	—	—	(1,210)	—	—	—	(1,210)
Merger transaction	(2)	(2)	—	—	18,539	185	3,566	—	—	—	3,749
Issuance of common shares for acquisitions	—	—	—	—	139	2	349	—	—	—	351
Issuance of preferred shares	—	—	15,000	15,000	—	—	(15,000)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(84,886)	—	(84,886)
Change in unrealized gain from investment in Equity securities	—	—	—	—	—	—	—	—	—	26,196	26,196
Change in foreign currency translation	—	—	—	—	—	—	—	—	—	(26,123)	(26,123)

BALANCE, DECEMBER 31, 2001	—	—	15,000	15,000	18,678	187	246,456	—	(130,133)	(28,757)	102,753
Capital contributions	—	—	—	—	—	—	—	—	—	—	—
Deferred share-base compensation related to share options	—	—	—	—	—	—	149	(149)	—	—	—
Forfeited options	—	—	—	—	—	—	(13)	13	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—	—	73	—	—	73
Net loss	—	—	—	—	—	—	—	—	(138,429)	—	(138,429)
Unrealized loss from investment in Equity securities	—	—	—	—	—	—	—	—	—	(2,400)	(2,400)
Change in foreign currency translation	—	—	—	—	—	—	—	—	—	41,198	41,198

BALANCE, DECEMBER 31, 2002	—	$—	15,000	$15,000	18,678	$187	$246,592	$(63)	$(268,562)	$10,041	$3,195

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

	Year Ended December 31,

	2000	2001	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,469)	$(84,886)	$(138,429)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Advertising time and other services in exchange for equity securities	(5,504)	—	—
Amortization of programming rights	11,112	8,836	4,903
Share-based compensation	—	658	73
Depreciation and amortization	21,627	27,271	12,304
Interest income accrued on notes receivable from shareholders	(400)	—	—
Non cash interest expense	—	321	838
Preferred dividend receivable	—	(311)	(342)
Net loss on disposal of property and equipment and trademarks	—	2,439	567
Gain on sale of investment in unconsolidated affiliates	—	(478)	—
Exchange rate losses	—	29,565	61,349
Cumulative effect of change in accounting principle	—	—	74,789
Gain on debt restructuring	—	—	(15,274)
Loss from unconsolidated affiliates	4,930	19,097	6,746
Minority interest	4	(127)	(68)
Changes in operating assets and liabilities:
Accounts receivable, net	(6,603)	(2,839)	6,976
Acquisition of programming rights	(8,989)	(4,741)	(2,273)
Due from related parties and other current assets	(605)	3,905	(6,018)
Other assets	582	7,619	(117)
Accounts payable, accrued expenses and other	9,177	(4,164)	28,721
Due to related parties	2,147	9,707	(3,591)
Programming rights obligations	(2,470)	(6,411)	570
Other long-term liabilities	5	(1,965)	(29,753)

Net cash provided by operating activities	3,544	3,496	1,971

CASH FLOWS FROM INVESTING ACTIVITIES:
Redemption of restricted investments	8,288	4,319	—
Acquisition of property and equipment	(14,296)	(6,288)	(1,605)
Net cash balance of newly consolidated affiliate	—	—	909
Acquisitions, net of cash acquired and transaction costs paid	(11,155)	8,788	(3,288)
Investments in unconsolidated affiliates	(6,118)	(10,078)	(130)
Sale of investment in unconsolidated affiliates	—	5,014	8,400
Investment in equity securities	—	(5,135)	—

Net cash (used in) provided by investing activities	(23,281)	(3,380)	4,286

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under long-term debt	32,550	1,598	—
Repayments of long-term debt	(35,522)	(9,693)	(7,689)
Capital contributions	28,581	3,553	—
Payment of debt restructuring costs	—	—	(3,868)
Restricted cash in guarantee of Chilean syndicated loan	—	—	(1,500)
Capital contribution from minority shareholder	2,100	—	32

Net cash provided by (used in) financing activities	27,709	(4,542)	(13,025)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(3,979)	1,107	(371)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,993	(3,319)	(7,139)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,537	18,530	15,211

CASH AND CASH EQUIVALENTS, END OF YEAR	$18,530	$15,211	$8,072

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (See Note 13)

See notes to consolidated financial statements

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

1.	GENERAL BACKGROUND AND ORGANIZATION

     General — Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”, or the “Company”), a British Virgin Islands international business company, is a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson owns and operates several branded pay television channels, certain broadcast television and radio stations, and certain Internet assets throughout Ibero America. Claxson has significant operations in Argentina and Chile, and is headquartered in Buenos Aires, Argentina and Miami Beach, Florida. Claxson derives a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators that distribute Claxson’s branded television channels throughout Ibero America. Claxson also generates revenues from the sale of advertising time and, to a lesser extent, management fees and other services.

     Organization — Claxson was incorporated as an international business company in the British Virgin Islands on October 16, 2000. Claxson was formed to combine the assets of Ibero-American Media Partners, El Sitio, Inc. (“El Sitio”), and certain other media businesses of the Cisneros Group under the terms of a combination agreement dated October 30, 2000, as amended on June 2, 2001 and August 22, 2001 and consummated on September 21, 2001.

     As the former shareholders of Ibero-American Media Partners became the majority shareholders in Claxson, Ibero-American Media Partners was deemed to be the acquiror for accounting purposes. Accordingly, the contribution to Claxson of all of the shares of the subsidiaries of Ibero-American Media Partners was recorded in the consolidated balance sheet at historical carrying value. As the accounting acquiror, the historical consolidated statements of operations and comprehensive loss, of shareholders’ equity and of cash flows of Ibero-American Media Partners for the year ended December 31, 2000 are presented in the consolidated financial statements of Claxson preceding the transaction.

     The merger of El Sitio into a subsidiary of Claxson and the contribution of the shares representing interests in Rainbow Heights International, Ltd., 208 shares of ARTISTdirect Inc. (“ARTISTdirect”), a 50% interest in AEI Collingham Holdings Co. Ltd. (“DMX Music Latin America”), and an 80.1% interest in Playboy TV International and PTVI US LLC (collectively “Playboy TV International”) to Claxson has been recorded in accordance with the purchase method of accounting in Claxson’s consolidated balance sheet at estimated fair value (other than the 18% of El Sitio already owned by Ibero-American Media Partners). Fair value was determined by reference to El Sitio’s average share price before and after execution and delivery of the amendments relating to the combination agreement.

     Background — Ibero-American Media Partners II, Ltd. (“Ibero-American Media Partners”) was incorporated as a company in the Cayman Islands on July 28, 1998 and did not have any operations prior to December 31, 1998. Ibero-American Media Partners was a joint venture between a member of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”). The “Cisneros Group” is a name used to describe a group of investments, joint ventures, strategic alliances and companies that are engaged in diversified consumer businesses, including broadcast and pay television, direct-to-home satellite television, content production and other entertainment, media and communications enterprises, and that are associated with Ricardo J. and Gustavo A. Cisneros and trusts established by them for the benefit of themselves and members of their families. On December 31, 1998, a member of the Cisneros Group (the “Contributing Shareholder”) contributed to Ibero-American Media Partners its ownership interest in certain entities in exchange for a 50% ownership interest in Ibero-American Media Partners. On the same date, Hicks Muse made a cash contribution of $78,900 in exchange for the remaining 50% ownership interest in Ibero-American Media Partners. Concurrent with these contributions, Ibero-American Media Partners purchased from the Contributing Shareholder its ownership interest in certain other entities for cash amounting to $78,900. These transactions were recorded at December 31, 1998 by carrying over the Contributing Shareholder’s historical carrying value in the net assets contributed to the extent that the Contributing Shareholder continued to have an interest in the contributed assets (i.e., 50%). The net assets attributable to the purchase of a 50% ownership interest by Hicks Muse have been recorded at their estimated fair

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

values. These transactions resulted in additional goodwill of $54,172 above the goodwill that had been originally recorded on the Contributing Shareholder’s historical financial statements for previous acquisitions.

     Going Concern — The accompanying consolidated financial statements have been prepared assuming that Claxson will continue as a going concern. Claxson incurred net losses of $84,886 and $138,429 for the years ended December 31, 2001 and 2002, respectively, and has a working capital deficiency of $10,804 as of December 31, 2002. Claxson has also been negatively affected by the devaluation in Argentina and economic situation in Argentina and the rest of Latin America, where Claxson has significant operations. Also, as discussed in Note 11, DirecTV Latin America (“DTVLA”), Claxson’s most significant customer, filed for protection under Chapter 11 of the U.S. Bankruptcy Code, which could negatively impact Claxson’s revenue and liquidity position. These operational and economic matters have had a negative impact of Claxson’s revenues, its liquidity position, and as a result, its ability to meet its obligations when due.

     The negative impact on Claxson’s ability to meet its obligations when due as a result of its liquidity position, raises substantial doubt as to Claxson’s ability to continue as a going concern. Continuation as a going concern is primarily dependent on Claxson’s ability to ultimately achieve profitability. In an effort to achieve profitability, Claxson has taken certain steps during 2002 and 2003 including the disposition of non-strategic assets (see Note 3) and the restructuring of its subsidiaries’ debt (see Note 6). Claxson’s failure to significantly increase revenues or maintain its operating expenses at their current level, or otherwise meet its business plan objectives, would result in Claxson’s failure to achieve profitability. Although management believes Claxson has enough liquidity to continue operations through the end of calendar year 2003, maintaining going concern status after that date is highly dependent on management’s ability to accomplish its business plan objectives. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation — The accompanying consolidated financial statements include the accounts of Claxson and its wholly and majority owned and controlled subsidiaries from the date of acquisition/contribution. All significant intercompany accounts and transactions have been eliminated in consolidation. The following are Claxson’s principal subsidiaries:

•	Imagen Satelital S.A. and subsidiaries, 100% owned;

•	Claxson Chile S.A. and subsidiaries, 100% owned;

•	Claxson USA Inc. and subsidiaries, 100% owned;

•	Carson International Ltd., 100% owned;

•	El Sitio, Inc., 100% owned; and

•	Rainbow Heights International Ltd., 100% owned (see Note 14)

     Claxson also has several unconsolidated operating subsidiaries. Claxson, through several holding companies, holds a 31% interest in DMX Music Latin America (“DMX LA”), a 33.34% interest in Sociedad Torre Conjunto Cerro San Cristobal S.A. (“San Cristobal”) and a 50% interest in Latin America Internet Company (“ARTISTdirect”). DMX LA, San Cristobal and ARTISTdirect joint ventures are not controlled by Claxson and, therefore, are accounted for under the equity method of accounting.

     In addition, Claxson held a 50% interest in The Locomotion Channel and The Locomotion Channel B.V. (collectively, “Locomotion”) until May 17, 2002 (see Note 3), which was also accounted for under the equity method of accounting as Claxson did not control Locomotion.

CLAXON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

     Claxson also held an 80.1% interest in Playboy TV International, LLC (“PTVI”) until December 23, 2002, when a new agreement was reached with Playboy Enterprises, Inc. and its affiliates (“PEI”). As part of the new agreement, Claxson transferred its 80.1% interest in PTVI, excluding the Latin America, Spain and Portugal territories, in exchange for PEI’s release of Claxson from future capital commitments to that venture (see Note 3). Accordingly, as of December 31, 2002, the accompanying consolidated balance sheet of Claxson does not include any investment in PTVI.

     Claxson retained its 81% interest in Playboy TV Latin America LLC (“Playboy TV Latin America” or “PTVLA”). As part of the new agreement, Claxson and PEI executed the Second Amended and Restated Operating Agreement for PTVLA whose provisions provided Claxson with management control of the venture, and therefore Claxson consolidated PTVLA as of December 23, 2002. Accordingly, PTVLA’s balance sheet is included in the consolidated balance sheet as of December 31, 2002 but only its operations from December 24 to December 31, 2002 have been included in the consolidated financial statements. Operations of PTVLA prior to December 24, 2002 were accounted for under the equity method of accounting.

     Prior to the renegotiation of agreements with PEI, Claxson did not control PTVI or PTVLA and, therefore, accounted for its interest in PTVI and PTVLA under the equity method of accounting.

     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments — The fair value of financial instruments held by Claxson is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amounts of cash equivalents, accounts receivable and payable, accrued expenses, due to related parties and other current liabilities approximates their fair value due to their short-term nature. The carrying amount of restricted investments and investments in equity securities approximates fair value based on current market prices and rates. The carrying amount of long-term liabilities, other than Imagen’s 11% Senior Notes due 2005, approximates fair value as determined based on rates estimated by Claxson to be currently available from other lenders. The fair value of Imagen’s 11% Senior Notes due 2005 and Claxson’s 8.75% Senior Notes due 2010, which are carried at $3,217 and $41,325 respectively, approximates $12,878 as of December 31, 2002 as determined by quoted market prices.

     Foreign Currency Translation/Foreign Currency Exchange Loss— Management has determined that the Argentine peso (“ARS”) is the functional currency of the Argentine subsidiaries and the Chilean peso is the functional currency of the Chilean subsidiaries. The financial statements of these subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Adjustments resulting from the translation of the financial statements from their functional currency to U.S. dollars are accumulated as other comprehensive income (loss) within shareholders’ equity and are not included in the determination of income (loss) for the relevant periods. For the years ended December 31, 2002, 2001, and 2000, these foreign currency translation amounts resulted in a gain of $41,198, loss of $26,123 and loss of $3,979, respectively.

     Certain assets and liabilities of these non-U.S. subsidiaries are denominated in currencies other than the functional currency; foreign currency exchange gains and losses on those assets and liabilities are included in the determination of income (loss) for the relevant periods. The decision of the Argentine Government on December 20, 2001, to preclude exchanges of ARS and U.S. dollars created a condition of non-exchangeability, which resulted in Claxson using the first subsequent free-floating rate (ARS 1.65 per U.S. dollar) for which transactions could be settled to remeasure Claxson’s Argentine subsidiaries’ financial position and results of operations. The ARS free market opened on January 11, 2002 and traded at 1.65 ARS to the U.S. dollar, with peaks of 3.90 ARS to the U.S. dollar in 2002, closing at 3.37 ARS to the U.S. dollar as of December 31, 2002. This resulted in a remeasurement loss of approximately $29,565 and $61,349 which is reflected in net loss on foreign

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

currency exchange in the accompanying consolidated statements of operations for the years ended December 31, 2001 and 2002, respectively.

     Currency Risks — Beginning in December of 2001 the Argentine Government took several measures that affected the exchange rate of the ARS, the transfer of funds, and the denomination of contracts in currencies other than the ARS. The Argentine Government restricted the withdrawal of funds and froze time deposits and savings accounts for a period between six months to three years. All contracts between Argentine private parties previously denominated in foreign currencies were converted to ARS.

     Numerous uncertainties exist surrounding the ultimate resolution of Argentina’s economic and political instability and actual results could differ from those estimates and assumptions utilized. The Argentine economic and political situation continues to evolve and the Argentine Government may enact future regulations or policies that, when finalized and adopted, may adversely and materially impact, among other items, (i) the realized revenues that Claxson receives for services offered in Argentina; (ii) the timing of cash flows from Argentine companies to Claxson subsidiaries; (iii) Claxson’s asset valuations; and (iv) Claxson’s ARS-denominated monetary assets and liabilities.

     Risk Management — Claxson currently operates in countries throughout Ibero America, and principally in Argentina and Chile. Claxson’s financial performance may be affected by inflation, exchange rates and controls, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting the Latin American countries in which Claxson operates. Additionally, a significant portion of the debt has a fixed interest rate thereby limiting Claxson’s interest rate risk exposure. Accordingly, Claxson does not enter into derivative transactions to hedge against these potential risks. As a result, the January 1, 2001 implementation of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, did not have a material impact on Claxson’s consolidated financial position, results of operations, or cash flows.

     Cash and Cash Equivalents — Cash and cash equivalents include cash and interest-bearing deposits held in banks with an original maturity date of three months or less when acquired.

     Restricted Investments — Restricted investments consist of funds held in an escrow account to be used to complete any payment to the lenders of the syndicated bank facility described in Note 6. The funds in the escrow account will be released upon reaching certain coverage ratios.

     Allowance for Doubtful Accounts Receivable — Claxson carries accounts receivable at the amount it deems to be collectible. Accordingly, Claxson provides allowances for accounts receivable deemed to be uncollectible based on management’s best estimates. As a result of the agreement with DirecTV Latin America Holdings, Inc. (“DTV Holdings”) mentioned in Note 11, the Company has not reserved against any of the receivables with DTVLA. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount. The activity for the allowance for doubtful accounts receivable is as follows:

	Year Ended December 31,

	2000	2001	2002

Beginning balance	$3,494	$4,460	$6,662
Acquired allowances	–	2,631	–
Provision	3,994	4,333	5,069
Write-offs, net	(3,028)	(1,523)	(1,327)
Exchange rate effect	–	(3,239)	(276)

Ending balance	$4,460	$6,662	$10,128

     Programming Rights — Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights. Programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods and anticipated usage of the

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

program. Expected amortization for the year ending December 31, 2003 is estimated to be $3,893. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Claxson reduces the carrying value of the related programming rights accordingly. Claxson believes that these policies conform to Statement of Position No. 00-2, Accounting by Producers or Distributors of Films.

     Property and Equipment — Property and equipment is stated at cost less accumulated depreciation and amortization. Property and equipment, other than leasehold improvements, is depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the respective improvement. Property and equipment is being depreciated or amortized, as the case may be, as follows:

Buildings	20–50 years
Equipment	3–10 years
Leasehold improvements	5–7 years
Furniture, fixtures and other fixed assets	5-10 years

     Investments in Debt and Equity Securities — Claxson accounts for its investments in accordance with the provisions of SFAS No. 115. Claxson’s investments in equity securities have been classified as available for sale and accordingly are recorded at fair value. Unrealized gains or losses are reported as a net amount in a separate component of shareholders’ equity until realized. Claxson’s investments in equity securities are as follows:

	December 31,

	2000	2001	2002

Investment at fair value	$4,337	$8,290	$448
Investment at original cost	28,970	6,727	1,285

Unrealized gain (loss) from investment	$(24,633)	$1,563	$(837)

     Claxson’s investments in equity securities are subject to equity price risk. Claxson has not taken any actions to hedge this market risk exposure.

     In March 2001, Claxson invested $5,135 (including expenses) in Series A Convertible Preferred Stock of Playboy.com, Inc. (the “Series A Preferred Stock”). As part of the restructuring of the relationship with PEI, Claxson transferred its interest in Playboy.com, Inc. to PEI. (See Note 3). As of December 31, 2001, Claxson accounted for its investment in the Series A Preferred Stock at cost plus accrued dividends.

     Goodwill, Intangibles and Other Assets — Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which establishes the accounting and financial reporting standards for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill and certain intangible assets deemed to have an indefinite useful life no longer be amortized, but instead tested for impairment at least annually. Separable intangible assets that have finite useful lives will continue to be amortized over their respective useful lives. Before performing the review for impairment, the new guidance requires that all goodwill deemed to relate to the entity as a whole be assigned to all of the Company’s reporting units in a reasonable and supporting manner. Measurement of any impairment loss would be based on management’s estimate of fair value. Impairment of goodwill and intangible assets deemed to have an indefinite useful life exists if their carrying value exceeds their fair value. The components of goodwill by segments are as follows:

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

	Year Ended December 31,

	2001	2002

Goodwill:
Pay Television	$103,610	$27,995
Broadcast television and Radio	25,603	23,598
Broadband and Internet	4,200	244

Total goodwill	$133,413	$51,837

     In accordance with SFAS No. 142, Claxson discontinued the amortization of goodwill effective January 1, 2002, and measured fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considered several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. As a result of this valuation, Claxson recorded a goodwill impairment loss of $74,789 ($70,833 corresponding to the Pay Television segment and $3,956 to the Broadband and Internet segment) which is classified as a cumulative effect of a change in accounting principle. The remaining reduction in goodwill is the result of fluctuations in exchange rates recognized in consolidation.

     Prior to January 1, 2001, goodwill was amortized on a straight-line method over a 20-year period. Amortization of goodwill was $9,879 and $8,935 for the years ended December 31, 2000 and 2001, respectively, and accumulated amortization of goodwill as of December 31, 2001 amounted to $31,196. The following is a reconciliation of net loss and loss per share reported in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) to the pro forma amounts adjusted for the exclusion of goodwill amortization. The pro forma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization on net loss and loss per common share and are for comparative purposes only.

	Year Ended December 31,

	2000	2001

Reported net loss	$(21,469)	$(84,886)
Add: goodwill amortization	9,879	8,935

Adjusted net loss	$(11,590)	$(75,951)

Net loss per common share basic and diluted	N/A	$(4.58)
Add: goodwill amortization	N/A	0.48

Adjusted net loss per common share basic and diluted	N/A	$(4.10)

     Remaining intangible assets consist of broadcast and television licenses that are being amortized on a straight-line method over periods ranging from 5 to 30 years. As of December 31, 2001 and 2002, accumulated amortization of broadcast television and radio licenses amount to $8,210 and $10,283, respectively. Amortization of these intangible assets was $3,672 in 2000, $4,664 in 2001, and $2,978 in 2002. It is anticipated that amortization expense will continue at approximately $3,000 for 2003 through 2007, respectively. Other assets as of December 31, 2000 and 2001 primarily consisted of debt issue costs, primarily resulting from the issuance of Imagen’s 11% Senior Notes due 2005, discussed in Note 6, and are amortized using a method that approximates the effective interest method. The debt issue costs relating to the Notes were written-off during 2002, as a result of the debt restructuring. As of December 31, 2001, accumulated amortization of debt issue costs amounted to $1,471. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets are less than their carrying value.

     Revenue Recognition — Claxson, through its subsidiaries, enters into distribution agreements with cable and direct-to-home distributors pursuant to which it receives monthly subscriber-based fees. The subscriber-based

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

fee is recognized as revenue as Claxson provides the television services to the distributor. Advertising revenue is recognized at the time the advertisement is aired. Revenue from the licensing of programming rights are recognized ratably over the license period when a contractual obligation exists. Other revenue consists primarily of fees for playback, library, satellite, dubbing, subtitling and back office services which are recognized as the services are performed. Claxson believes that its revenue recognition policies conform to Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

     For the years ended December 31, 2000, 2001 and 2002, customer A accounted for 12%, 15% and 15% of net revenues, respectively. For the years ended December 31, 2000, 2001 and 2002, customer B accounted for 9%, 8% and 4% of net revenues, respectively. For the years ended December 31, 2000, 2001 and 2002, customer C accounted for 10%, 6% and 3% of net revenues, respectively.

     Share-based Compensation — SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for employees under share-based compensation plans at fair value. Claxson has chosen to continue to account for share-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for share options issued to employees are measured as the excess, if any, of the fair value of Claxson’s common shares at the date of grant over the amount an employee must pay for the common shares. On January 17, 2001, certain employees of various subsidiaries of Claxson received 50,000 restricted shares of Claxson. The shares vested immediately and were issued at no cost to such employees. Compensation expense of $658 was recorded at the date of grant, based on the fair value of the shares at the date of grant.

     Advertising Expenses — Claxson expenses advertising costs as incurred. Advertising expenses totaled $5,739, $4,613 and $1,741 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Barter Transactions — The Company enters into transactions that exchange advertising for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions are not material to the Company’s consolidated statement of operations for all the periods presented.

     Merger, Restructuring and Severance Expenses — Merger, restructuring and severance expenses consist primarily of severance costs related to organizational changes undertaken to take advantage of the synergies among the different business units and the corporate and administration areas of Claxson as a result of the merger transaction. Claxson has recorded such costs as they have been incurred. Severance expenses amounted to $1,694 during 2002 and were classified in the relevant account of operating expenses as they pertain to the ordinary course of business.

     Income Taxes — Claxson’s subsidiaries that are subject to income taxes account for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arises (subject to a valuation allowance with respect to any tax benefits not expected to be realized).

     Net Loss Per Common Share — Basic net loss per common share is computed based on the average number of common shares outstanding and diluted net loss per common share is computed based on the average number of common shares outstanding and, when dilutive, potential common shares from share options and warrants to purchase common shares using the treasury stock method and from convertible securities using the if-converted basis. Net loss per common share has been presented only for the years ended December 31, 2001 and

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

2002 as the capital structure of the accounting acquirer is not comparable to that of Claxson. See Note 3 for pro forma disclosure of net loss per common share.

     New Accounting Pronouncements — In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations. SFAS No. 141 eliminates the pooling of interest method and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also establishes specific criteria regarding the allocation of the purchase price between intangible assets and goodwill. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material effect on Claxson’s results of operations or financial position.

     In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets (its requirements and the effect on Claxson’s results of operations and financial position for the year ended December 31, 2002 are explained in the Goodwill, Intangibles and Other Assets section above).

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the recognition of legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset, and the associated asset retirement costs in the period in which it is incurred if a reasonable estimate of fair value can be made. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on Claxson’s financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of a Disposal of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. This Statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The statement provides additional guidance on accounting for discontinued operations and resolves other implementation issues related to SFAS No. 142. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The provisions of this statement generally are to be applied prospectively. The adoption of SFAS No. 144 did not have a material effect on Claxson’s financial position or results of operations.

     In December 2001, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The provisions of this SOP are effective for financial statements issued for fiscal years beginning after December 15, 2001 and should be applied prospectively. The provisions of SOP 01-6 did not have a material impact on the Company’s consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Adoption on SFAS 145 precluded the gain on the exchange offer from being reflected as an extraordinary item.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires companies to recognize the costs associated with exit or disposal activities when they are incurred. Currently these types of costs are recognized at the time management commits the company to the

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

exit/disposal plan in accordance with EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is effective for exit or disposal activities that are initiated subsequent to December 31, 2002. Management does not expect that the application of the provisions of SFAS 146 will have a material impact on the Company’s consolidated financial statements.

     In November 2002, the EITF reached a consensus on EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on how to account for arrangements that involve the deliver or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe EITF 00-21 provisions will have a material effect on its consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe that FIN 45 will have a material effect on its consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for a voluntary change from the intrinsic-value-based method of recognizing stock compensation expense under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, to the SFAS No. 123 fair-value-based method of accounting for stock-based employee compensation. Under the fair value method, the fair value of the stock options granted to employees is recognized as compensation expense over the service period (usually the vesting period). Under the intrinsic value method, compensation expense is recognized for options that are -in-the-money, thereby having intrinsic value, at the date of grant. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ended after December 15, 2002. The adoption of the disclosure provisions of SFAS 148 did not have a material effect on the Company’s consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company is required to adopt the provisions of FIN 46 immediately for variable interests in variable interest entities created after January 31, 2003, and in the quarter ending September 30, 2003 for variable interests in variable interest entities created before February 1, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities as defined in FIN 46. Accordingly, the Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the adoption of FIN 46.

     Reclassifications — Certain amounts in the consolidated financial statements previously presented have been reclassified to conform to the presentation for the current year.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

3.     ACQUISITIONS AND DISPOSALS

     As discussed in Note 1, Claxson was formed in September of 2001 through a combination and merger of Ibero-American Media Partners, El Sitio and certain other media assets of the Cisneros Group. The contribution of the assets of Ibero-American Media Partners, the predecessor, was recorded at historical carrying value. The contribution of El Sitio, Rainbow Heights International, Ltd., and the interests in ARTISTdirect, DMX LA, and Playboy TV International was recorded at estimated fair value. Claxson issued 5,505 shares with a fair market value of $39,097 for the contribution of assets to Ibero-American Media Partners. The purchase price allocation of the fair market value is as follows:

Cash and cash equivalents	$15,793
Accounts receivable, net	8,174
Other current assets	4,191
Property and equipment, net	2,400
Investment in unconsolidated affiliates	12,315
Investment in debt and equity securities	1,240
Other assets, net	2,897
Assumed liabilities	(7,913)

Total	$39,097

     The transaction was completed on September 21, 2001, and accordingly, the accompanying consolidated financial statements include the results of operations from the contributed assets for the period from that date to December 31, 2001. The pro forma information below displays the statements of operations as though the transaction had occurred as of the beginning of each period presented. For comparative purposes, Claxson calculated net loss per common share for each period presented using the weighted average number of common shares as of December 31, 2001.

	Year Ended December 31,

	2000	2001

Revenues	$128,236	$113,796
Operating loss	(73,454)	(60,595)
Net loss	(123,788)	(167,046)
Net loss per common share	(6.68)	(9.01)

     In 2000, Claxson acquired the assets of two independent radio stations in Chile for approximately $11,200 in cash and a payable to sellers amounting to $100. These acquisitions were recorded using the purchase method of accounting. The purchase price was primarily allocated to broadcast radio licenses.

     In 2001, Claxson acquired four entities for a total purchase price of $3,775, consisting of $925 in cash, $350 in Claxson Stock (139 Shares) and $2,500 in notes payable and assumption of debt. The assets of the entities acquired consisted primarily of distribution rights for a fashion oriented pay television channel (FTV) in Latin America and a 51% interest in an advertising representation entity in Brazil (Star TV).

     Sale of Unconsolidated Affiliates — On May 11, 2001, Kedar Enterprises Ltd., a subsidiary of Claxson, entered into an agreement with Caribbean Communications Networks Limited (“CCN”) for the purchase by the CCN Group Employees Share Ownership Plan of Kedar Enterprises’ entire equity stake in CCN for a purchase price of $5,000. The transaction resulted in a gain of approximately $600.

     On May 17, 2002, CGP, and Santori N.V., subsidiaries of Claxson, entered into an agreement with a subsidiary of Corus Entertainment Inc. (“Corus”) for the sale of CGP, Inc. and Santori N.V.’s entire equity stake in The Locomotion Channel and The Locomotion Channel B.V. for a sales price of $10,500. Of that amount $2,100 is subject to a holdback in the event of economic changes that could impact revenue projections. Net gain on the sale of this investment amounted to $1,900, excluding the holdback. Claxson continued to provide certain services to the

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

channel including affiliate sales support in Latin America, program origination and post-production services, among others.

     Dilution of Investment in Unconsolidated Affiliate — On June 5, 2002, Claxson agreed to the contribution of certain assets to DMX Music Latin America by DMX Music, Inc.(“DMX”), the non-Claxson joint venture partner. The contributed assets consisted primarily of affiliation agreements and cash of $742. After this contribution, the joint venture changed its commercial name to DMX Music Latin America. In consideration for these assets, DMX’s equity share in the venture was increased to 69% from 50%. Accordingly, Claxson’s share in the venture was reduced to 31%. There was no gain or loss on this transaction.

     Termination of Operations of El Metropolitano — On June 12, 2002, Claxson approved a plan to terminate the operations of El Metropolitano, a daily newspaper in Chile acquired in 2001 in exchange for advertising time. The loss from this termination is included in other income (expense).

     Restructuring of the relationship with Playboy Enterprises Inc. (“PEI”) — In January, 2002, Claxson began negotiating a restructuring of PTVI joint venture in an effort to adjust the fixed cost structure and obligations owed to PEI by PTVI, resulting from PTVI’s lower than anticipated actual revenues. If Claxson had not restructured the PTVI joint venture agreement, Claxson would have been responsible for making additional capital contributions of up to $21,400 over the life of the joint venture. In addition, PTVI was obligated to pay an affiliate of PEI, $57,500 in several lump sum payments prior to September 2004.

     On December 24, 2002, Claxson, PEI, and their respective affiliates, completed the restructuring of their existing joint venture agreement for PTVI. Pursuant to the restructuring, Claxson transferred its 80.1% interest in PTVI (outside of Latin America, Spain and Portugal) to PEI, contributed the Venus channel to PTVLA and transferred its Series A Preferred Stock in Playboy.com to PEI.

     In exchange, Claxson was released from its capital commitments to PTVI, and revised the terms of the relationship with PEI in Latin America, Spain and Portugal. As a result, the Company, through a subsidiary, retained its 81% interest in PTVLA, and obtained management control of PTVLA. Consequently, after the restructuring, the Company operates all adult content operations (which include the Playboy TV, Hot Net and Venus channels) under the PTVLA joint venture. An affiliate of PEI will distribute the PTVLA programs in the US Hispanic market for a 20% distribution fee to the joint venture. The restructuring of the PTVI/PTVLA joint ventures resulted in the offset of various receivables and payables between Claxson and PEI and the removal of the carrying values of the assets relinquished which resulted in a loss of $2,931. Such amount is included in net loss from unconsolidated affiliates.

4.     PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

	December 31,

	2001	2002

Land and buildings	$11,133	$8,178
Equipment and software	51,349	33,496
Leasehold improvements	7,478	7,887

Total	69,960	49,561
Less accumulated depreciation and amortization	(38,264)	(30,988)

Property and equipment, net	$31,696	$18,573

     Depreciation expense for the years ended December 31, 2000, 2001, and 2002 was $7,971, $10,459 and $9,179, respectively.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

5.     INVESTMENT IN UNCONSOLIDATED AFFILIATES

     Combined condensed financial information of significant investees as of December 31, 2001, and 2002 and for the years ended December 31, 2000, 2001 and 2002, is as follows:

     Balance sheet information:

	December 31,

	2001	2002

Current assets	$25,975	$1,616
Non-current assets	69,357	529

Total assets	$95,332	$2,145

Current liabilities	$27,569	$287
Non-current liabilities	46,115	—
Equity	21,648	1,858

Total liabilities and equity	$95,332	$2,145

Claxson’s investment in unconsolidated affiliates	$4,591	$1,025

     Statements of operations information:

	Year Ended December 31,

	2000	2001	2002

Revenues	$44,346	$57,658	$51,193
Expenses	(48,799)	(84,001)	(54,754)
Other	(670)	(4,437)	(3,566)

Net loss	$(5,123)	$(30,780)	$(7,127)

Claxson’s share of loss from unconsolidated affiliates	$(4,930)	$(19,097)	$(6,248)

     The statement of operations includes the effect of unconsolidated affiliates which were disposed of during the year through the date of disposal. Loss from unconsolidated affiliates, net as of December 31, 2002 also includes $1,900 of gain on the sale of Locomotion, and a loss of $2,931 related to the restructuring of the PTVI/PTVLA joint ventures (see Note 3).

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

6.     LONG-TERM DEBT

     Long-term debt consists of the following:

	December 31,

	2001	2002

Senior Notes
11% Senior Notes due 2005, including accrued interests	$81,012	$3,647
8.75% Senior Notes due 2010 , including accrued interests	—	62,972
6.25% Senior Notes due 2013 , including accrued interests (refinanced in 2003)	—	2,605
Syndicated bank facility	27,205	17,578
Other long-term debt	6,244	5,686

Total	114,461	92,488
Less 11% Senior Notes due 2005	(81,012)	(3,647)
Less 8.75% Senior Notes due 2010	—	(1,396)
Less current portion of Syndicated bank facility	—	(5,699)
Less current portion of long-term debt	(11,114)	(925)

Long-term debt, net of current portion	$22,335	$80,821

     Senior Notes — In April 1998, Imagen issued $80,000 principal amount of 11% Senior Notes due 2005. The net proceeds (after deducting certain fees and expenses incurred in connection with the issuance of the Notes) amounted to approximately $79,000. Interest on the Notes is payable semiannually. On April 30 and November 1, 2002, Imagen failed to make the interest payments of $4,400 each on the Notes. The default accelerated the maturity of the Notes and accordingly, the Notes were classified as current at December 31, 2001. On November 8, 2002, the Company completed the Exchange Offer for the Imagen Notes. Claxson offered $0.55 in principal amount of its 8.75% Senior Notes due 2010 (the “New Notes”) in exchange for each $1.00 principal amount of the Notes. Claxson received valid tenders from holders representing $74,460 principal amount of the Notes, which represent 93.1% of the Notes. Pursuant to the Exchange Offer, Claxson issued $41,325 principal amount of New Notes.

     Under the terms of the New Notes, Claxson and Imagen guarantee on a senior unsecured basis, the payment of the principal and interest on the New Notes issued by Claxson, as well as any additional amounts, extraordinary cash payments, or excess cash flow payments due on the New Notes, when and as they become due and payable.

     As the carrying amount of debt as of the date of restructuring (November 8, 2002), exceeded the total future cash payments specified by the new terms (including future interest, consent, legal, advisory fees and other direct transaction costs payments), the Company reduced the carrying amount of its debt to the total future cash payments specified by the new terms and recognized a gain on debt restructuring of $15,274.

     On March 24, 2003, Imagen and certain Noteholders that did not participate in the Exchange Offer, entered into agreements by which certain Noteholders exchanged $2,300 in principal amount of the Notes for new notes in the same principal amount, payable in two equal installments of $1,150 due July 15, 2012 and 2013, bearing interest at an annual rate of 6.25% from July 15, 2003, payable semi-annually on January 15 and July 15 (“Imagen 6.25% Senior Notes due 2013”). Restructured debt of $2,300 and related accrued interest, have been classified as long-term.

     Notes in the principal amount of $3,217 that were not exchanged as of the date of issuance of the accompanying consolidated financial statements, and $430 of related accrued interest, have been classified as current as of December 31, 2002. Several of these remaining Noteholders has filed, or threatened to file, claims for the seizure of certain Company assets under the Indenture governing the Notes.

     Syndicated Bank Facility — The Chilean syndicated bank facility consists of a term loan in the amount of $35,000. The facility originally maturing through 2005, is collateralized by Claxson’s Chilean radio assets, and guaranteed by Claxson’s Chilean subsidiary. Interest is payable quarterly at the local prime lending rate plus 2.50%,

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

arising to 8.36%, 6.74% and 6% as of December 31, 2000, 2001 and 2002, respectively. The facility contains customary restrictive covenants.

     During 2002, Claxson was not in compliance with the coverage ratios required under the credit facility, primarily as a result of the devaluation of the Chilean peso against the US dollar. On December 12, 2002, Claxson completed the renegotiation of the terms of the syndicated bank facility with the lenders. The amended terms included: (i) the modification of financial covenant ratios, (ii) the extension of the term of the loan by one year to mature on May 5, 2006, and (iii) the increase in the interest rate by the local prime lending rate plus 2.75%. In addition, Claxson is required to maintain $1,500 in an escrow account until certain ratios are met. Chilevisión, Claxson’s broadcast television operation in Chile, guaranteed the Syndicated Credit Facility. In the event the funds in the escrow fall below $750, Claxson is obligated to capitalize the escrow account in order to reestablish a minimum level of $1,000.

     Other Long-Term Debt — Other long-term debt bears interest at rates ranging from 4% to 10% and has maturity dates ranging from 2002 through 2007. Certain other long-term debt is issued and collateralized by the assets of The Kitchen, Inc., one of Claxson’s subsidiaries.

     On March 25, 2003, Imagen renegotiated a portion of its other long-term debt and accordingly, principal of $611 was classified as long-term.

     Aggregate maturities of long-term debt are as follows:

Twelve Months Ended December 31,
2003	$11,667
2004	10,082
2005	9,955
2006	9,093
2007	10,363
Thereafter	41,328

Total	$92,488

7.     INCOME TAXES

     Certain subsidiaries of Claxson are subject to income taxes in various countries at statutory rates ranging from 15% to 35%. The benefit (provision) for non-U.S. income taxes is as follows:

	Year Ended December 31,

	2000	2001	2002

Current	$933	$756	$652
Deferred	(113)	3,410	(786)

Total benefit (provision) for income taxes	$820	$4,166	$(134)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

     The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant of Claxson, the following reconciliation has been prepared utilizing the Argentine statutory tax rate.

	Year Ended December 31,

	2000		2001		2002

	Amount	%	Amount	%	Amount	%

Expected tax benefit using statutory tax rate	$(7,226)	(35)	$(28,296)	(35)	$(48,520)	(35)
Adjustment for operating losses in taxable jurisdictions	4,899	3	5,523	7	6,959	10
Adjustment for operating losses in non-taxable jurisdictions	4,358	15	12,181	15	10,336	7
Non-deductible goodwill in Argentina	1,262	3	2,504	3	17,859	13
Utilization of prior year losses in Argentina	(859)	17	(2,634)	(3)	–	–
Effect of differences in rates from Chile	(953)	1	(1,053)	(1)	(1,061)	(1)
Effects of change in valuation allowance	–	–	16,038	19	12,227	5
Equivalent of the alternative minimum tax in Argentina	(699)		–	–	–	–
Other items	38	1	(97)	–	2,066	–

Total	$820	5	$4,166	5	$(134)	(1)

     The net deferred income tax asset as of December 31, 2002 is reflected in other current assets and the net deferred tax (liability) as of December 31, 2001 is reflected in other current liabilities in the accompanying consolidated balance sheets and consist of the following:

	December 31,

	2001	2002

Net operating loss carryforwards	$10,403	$23,135
Intangible assets	(557)	228
Foreign currency items	10,541	1,730
Property, equipment, and other	1,162	2,238

Total	21,549	27,331
Valuation allowance	(21,743)	(26,739)

Net deferred tax asset	$(194)	$592

     Claxson has assessed the recoverability of the net deferred tax asset as of December 31, 2002 and believes that it is more likely than not that the deferred tax asset will be realized through future taxable income.

8.     SHARE OPTION PLAN

     In late 2001, Claxson adopted the 2001 Share Incentive Plan (the “Plan”), pursuant to which 930,000 common shares were reserved for issuance upon exercise of options. Options granted under the Plan are non statutory share options and have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees, directors and consultants. The Compensation Committee of Claxson’s Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of Claxson, including directors (whether or not they are employees) and executive officers of Claxson or affiliated companies. The Plan will terminate in 2011, unless sooner terminated by the Board of Directors.

     On January 17, 2002, Claxson granted share options for 513,849 and 55.000 shares at an exercise price of $0.738 per share, to its executive employees and directors, respectively, resulting in deferred share-based compensation of $149. Amortization of deferred share-based compensation for the year ended December 31, 2002

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

was $73. Those options have a five year term and different vesting periods. As of December 31, 2002, 47,311 options are exercisable, and 75,300 have been forfeited during 2002.

9.     PREFERRED SHARES

     In 2000 and 2001 Claxson issued an aggregate of 15,000,000 preferred shares as follows: 8,400,000 to the Cisneros Group; and 6,600,000 to Hicks Muse. These preferred shares are convertible, at the option of the holder, commencing twelve months after completion of the transaction and for a period of twelve months, into Class A common shares at a conversion ratio per share equal to the greater of $20.00 or the fair market value of the Class A common shares on the date of conversion. The preferred shares are automatically convertible into Class A common shares twenty four months after completion of the transaction. The preferred shares vote with the Class A common shares.

10.     SEGMENT INFORMATION

     Claxson currently has three business segments: Pay television; Broadcast television and radio; and Internet and broadband. These segments are consistent with the manner in which senior management analyzes and manages Claxson’s businesses. The primary measure used by senior management in analyzing and managing its business segments is operating income (loss). Segment information is as follows:

		Broadcast
	Pay	Television	Broadband and
	Television	and Radio	Internet	Corporate	Total

Year Ended December 31, 2000
Total net revenues	$72,953	$34,433	–	–	$107,386
Operating income (loss)	(3,254)	2,416	–	–	(838)
Net loss	(19,947)	(1,522)	–	–	(21,469)
Total assets	268,185	99,265	–	–	367,450
Year Ended December 31, 2001
Total net revenues	$77,397	$28,289	$751	$–	$106,437
Operating loss	(3,304)	(1,333)	(4,807)	(4,915)	(14,359)
Net loss	(65,390)	(8,226)	(6,355)	(4,915)	(84,886)
Total assets	172,130	82,379	23,493	–	278,002
Year Ended December 31, 2002
Total net revenues	$46,192	$28,578	$190	$–	$74,960
Operating income (loss)	9,303	(1,152)	(7,684)	(2,775)	(2,308)
Net loss	(116,363)	(7,331)	(13,549)	(1,186)	(138,429)
Total assets	69,000	75,986	6,650	(1,081)	150,555

     A substantial portion of Claxson’s pay television and Internet and broadband assets and operations are based in Argentina. Claxson’s broadcast television and radio assets and operations are primarily based in Chile.

11. COMMITMENTS AND CONTINGENCIES

     Commitments — Claxson contracts for certain services (up-linking of signals) and leases transponder capacity on certain satellites, office and warehouse space and equipment under agreements expiring at various dates through 2009. For the years ended December 31, 2000, 2001 and 2002, rent expense incurred by Claxson for these items totaled $4,663, $4,946 and $6,632, respectively.

     Aggregate future minimum payments under these noncancelable operating leases are as follows:

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

Twelve Months Ended December 31,
2003	$5,544
2004	4,767
2005	3,741
2006	3,611
2007	3,345
Thereafter	2,892

Total	$23,900

     Legal Proceedings — The Chilean Antitrust General Attorney is conducting a general investigation regarding the level of concentration in the radio broadcasting industry in Chile. On February 17, 2000, the Commission asked Radio Chile to provide certain information regarding its business and operations. On March 31, 2000, Radio Chile complied with this request and submitted the requested information, which was submitted by Radio Chile on September 11, 2001. Claxson cannot predict the outcome of this investigation or whether the investigation will lead to further information requests or other actions by the Commission that might affect Radio Chile.

     Four civil complaints were filed between June and July 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio’s initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose certain alleged actions on the part of the underwriters. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. Claxson believes that the allegations in the complaints relating to it and its directors and principal executive officers are without merit, and intends to defend vigorously itself and its directors and principal executive officers in these cases. In November, 2002, the plaintiffs dismissed its claims against Company’s current and former officers and directors without prejudice. The Company’s motions to dismiss, as well as those of most of the other defendants, were denied in February 2003.

     On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of our subsidiary, Osite Informatica Ltda., in a suit for taxes alleged to be due by O Site Entertenimentos Ltda. in the amount of 1,100 reals (approximately $473). Based on preliminary assessments of our Brazilian tax advisors, we anticipate that this appeal will be dismissed and that the lower court ruling upheld.

     On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of El Sitio Argentina, S.A., a subsidiary of Claxson, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Cámara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. As of December 2002 New Yetem has filed a claim against El Sitio Argentina for U.S.$14,000. Counsel has advised that they believe New Yetem’s claims are without merit, and Claxson intends to defend this claim vigorously. Nonetheless, if New Yetem should prevail, Claxson believes the actual damages are likely to be much lower than the U.S.$14,000 claimed in damages.

     On March 18, 2003, DirecTV Latin America (“DTVLA”) filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. With respect to the amounts owed by DTVLA to Claxson as of the date of the filing, DTV Holdings, an affiliate of Hughes Electronics Corporation, has entered into an agreement with Claxson entities as of March 17, 2003 pursuant to which DTV Holdings will purchase certain claims related to the debt of DTVLA as of the date of the filing (approximately $4,500). There can be no assurances that DTVLA will continue business

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

as a going concern or that the reorganization process will not be converted into a liquidation process under Chapter 2 or another chapter of the US Bankruptcy Code.

     From time to time, Claxson is involved in certain litigation. Management believes that the ultimate outcome of any such litigation will not be significant to its financial position, results of operations or cash flows.

12.     RELATED PARTIES TRANSACTIONS

     Management Services — Subsidiaries of Claxson perform management services for certain affiliates, including: cash management; accounting and financial reporting; facilities management and affiliated and advertising sales. For performing these services, the respective affiliates pay Claxson a commission fee on revenues, net of any advertising agency commission or discount or a fee for back office services. The Kitchen Inc., a subsidiary of Claxson, provides network playout, post-production services and language dubbing to affiliates and third parties. For the years ended December 31, 2000, 2001 and 2002, Claxson earned management, sales commissions and other service fees (included in other revenues) from these affiliates amounting to $7,055, $9,566, and $9,967, respectively. Included in due from related parties as of December 31, 2001 and 2002 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $3,369 and $2,705, respectively.

     Revenues — For the years ended December 31, 2000, 2001 and 2002, Claxson derived subscriber-based fees amounting to $22,793, $22,626 and $14,064, respectively, from affiliated distributors. These revenues do not include those of Clase and PTVLA, as they were not consolidated in Claxson’s consolidated statements of operations for the years ended December 31, 2001 and 2002. Included in accounts receivable as of December 31, 2001 and 2002 are $10,245 and $8,431, respectively, due from these affiliates. During the fourth quarter of year 2002, Claxson renegotiated its contract with DTVLA, reducing per subscriber rates and translating prices to local currencies, in exchange for a two year extension in the contract’s maturity and the grant of an option to launch a new channel.

     Expenses — For the years ended December 31, 2001 and 2002, Claxson incurred expenses amounting to $1,009 and $421, respectively, to affiliated distributors and service providers. Included in accounts payable as of December 31, 2001 and 2002, are $281 and $1,304, respectively, to these affiliated entities. Claxson did not incur significant expenses to these affiliated entities prior to 2001.

     Claxson has agreed to pay advisory fees to certain shareholders. Advisory fees incurred in relation to the agreement amounted to $97 and $349 for the years ended December 31, 2001 and 2002, respectively, of which $97 and $255, were outstanding as of each year end.

     During 2001, Claxson acquired approximately 3% of the minority interest of one of its subsidiaries from certain officers. The purchase price for such interests was approximately $3,900 of which approximately $3,700 and $1,899 are reflected as accounts payable as of December 31, 2001 and 2002, respectively.

13.     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

     Acquisitions and Disposals — See Note 3.

     Unrealized gain (loss) from investment in equity securities — See Note 2.

     Investments in equity securities — See Note 2.

     Supplemental Disclosure of Cash Flow Information — For the years ended December 31, 2000, 2001 and 2002 cash paid for income taxes amounted to $809, $1,006 and $955 respectively.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2000, 2001 and 2002
(In thousands of U.S. dollars)

     For the years ended December 31, 2000, 2001 and 2002, cash paid for interest amounted to $14,138, $12,695, and $1,708, respectively.

14.     SUBSEQUENT EVENTS

     Sale of Clase — On February 7, 2003 the Board of Directors of Claxson approved the sale and transfer of Rainbow Heights International Ltd (“Rainbow”), a British Virgin Islands international business company which owns and operates the Clase television channel (“Clase”), to Cisneros Group. On June 11, 2003, Claxson and its subsidiaries executed agreements with affiliates of the Cisneros Group, all effective as of January 1, 2003, to sell Rainbow at book value. Accordingly, there was no gain or loss on the transaction. The Company decided to sell Rainbow prior to year-end, with negotiations initiated, and accordingly classified its net investment in other current assets and the net income in other income (expenses).

     As part of the abovementioned transaction, Clase entered into certain services agreements with Claxson: (i) Affiliate sales representation for the sales to cable operators, (ii) Production services agreement for website programming maintenance and hosting and creative services for on and off air promotions, (iii) Management services agreement for accounting, legal and communications services and (iv) Program origination and satellite services agreement.

     11% Senior Notes due 2005 — On July 8, 2003, Imagen and a Noteholder that did not participate in the Exchange Offer entered into an agreement by which Imagen exchanged $300 in principal amount of the Notes with New Notes representing 70% of the principal amount of the Notes, payable through 2008. These Notes bear interest at an annual rate of 5% from July 8, 2003, payable annually together with the respective principal payment due thereon.

     Legal Proceedings — On May 16, 2003, Claxson’s board of directors authorized El Sitio’s participation in a global settlement on the four civil complaints discussed in Note 11. Under the proposed settlement, El Sitio would be required to assign to the plaintiffs certain claims El Sitio could potentially bring against El Sitio’s underwriters arising from its initial public offering, and to release or waive certain other legal rights El Sitio may have, including recovery of attorneys’ fees spent to date. The proposed settlement would not release claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The settlement is subject to court approval, and satisfactory finalization of the settlement papers.

     With respect to the New Yetem case discussed in Note 11, on June 17, 2003, Imagen Satelital, received a police search order issued by a lower Criminal Court in Buenos Aires to seek information as part of a criminal accusation by New Yetem’s president. Imagen provided the requested information. The initial phase of a criminal investigation is confidential and therefore Claxson does not have any further information about the alleged charges or merits thereof.

     Additionally, on July 11, 2003, Claxson signed an agreement with DTV Holding, an affiliate of Hughes Electronics Corporation, to purchase Claxson’s pre-bankruptcy petition claims for amounts of 4.5 million owed by DTVLA (See Note 11).

EXHIBIT INDEX

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxon Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A.

1

Exhibit Number	Description of Documents

2.6	U.S.$35,000,000 Syndicated Credit Facility, dated as of April 26, 2000, among Iberoamerican Radio Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de A. Edwards, Corpbanca, Banco Sud Americano, BankBoston, N.A. and Bankers Trust Company (English translation) (incorporated herein by reference to the Registration Statement on Form
F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

2.7	Amendment to the Syndicated Credit Facility Agreement, dated December 12, 2002, by and among Iberoamerican Radio Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de Chile, Corpbanca, Scotiabank Sud Americano, BankBoston, N.A. and Deutsche Bank Trust Company Americas (incorporated herein be reference to Form 6-K (No. 000-33143) filed with the Commission on January 17, 2003).

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group, Inc. Stockholders and Claxson Interactive Group, Inc.

4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

2

Exhibit Number	Description of Documents

4.5	First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.6	Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7	Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17, 1997), dated as of April 4, 2003, by and between PanAmSat International Systems, Inc. and Claxon USA Inc., formerly known as Cisneros Television Services, Inc.

4.8	Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001 which is incorporated herein by reference).

3

Exhibit Number	Description of Documents

*4.9	Second Amended and Restated Operating Agreement for Playboy TV — Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.10	Playboy TV — Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV — Latin America, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV — Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.12	Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.13	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

8.1	List of Significant Subsidiaries

12.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

4