Form 20-F
period 2003-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2004-07-15
CIK 1132340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

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

None

(Title of Class)

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was 19,407,634 Class A Common Shares, 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share.

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

          ☐ Yes ☐ No

CLAXSON INTERACTIVE GROUP INC.

FORM 20-F
ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2003

i

INTRODUCTION

         This annual report on Form 20-F for the year ended December 31, 2003 also constitutes our annual report to shareholders and includes our audited consolidated financial statements at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003.

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

Consolidated Statements of Operations Data
for the Years Ended December 31:

	1999	2000	2001	2002	2003
	(in thousands of U.S. dollars)
Total net revenues	$67,777	$107,386	$106,437	$74,960	$81,787
Total operating expenses	71,700	108,224	120,796	77,268	76,523

Operating (loss) income	(3,923)	(838)	(14,359)	(2,308)	5,264
Other income (expense)	(13,079)	(14,877)	(47,391)	(70,062)	5,485
Gain on debt restructuring	—	—	—	15,274	—
Share of (loss) income from unconsolidated affiliates	(6,601)	(4,930)	(19,097)	(6,746)	346
Benefit (provision) for income taxes	(480)	(820)	(4,166)	134	(2,804)
Minority interest	305	(4)	127	68	46
Change in accounting principle	—	—	—	(74,789)	—

Net (loss) income	$(23,778)	$(21,469)	$(84,886)	$(138,429)	$8,337

Consolidated Balance Sheet Data
As of December 31:

	1999	2000	2001	2002	2003
		(In thousands of U.S. dollars)
Cash and cash equivalents (including restricted investments)(1)	$27,144	$22,849	$15,211	$8,822	$7,895
Total assets	591,833	367,450	278,002	147,622	145,339
Working capital (deficiency)(2)	40,827	22,877	(86,172)	(10,804)	(12,278)
Total long-term liabilities	131,673	125,196	28,746	85,146	81,387
Minority interest	5,023	2,053	—	1,164	1,128
Shareholders’ equity	410,904	180,465	102,753	3,195	9,993

(1)	Includes U.S.$12.6 million, U.S.$4.3 million, U.S.$0.8 million and U.S.$0.2 million in 1999, 2000, 2002 and 2003, respectively, of restricted investments.

(2)	For 2001, 2002 and 2003, includes U.S.$79.5, U.S.$3.2 million and U.S.$2.3 million, respectively, of Imagen’s 11% Senior Notes due 2005.

         B. Capitalization and Indebtedness

         Not Applicable

         C. Reasons for the Offer and Use of Proceeds

         Not Applicable

         D. Risk Factors

         The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

     GENERAL RISKS

         We may not be able to continue as a going concern.

         The report of the independent registered public accounting firm with respect to our consolidated financial statements includes a “going concern” explanatory paragraph, indicating that our potential inability to meet our obligations as they become due raises substantial doubt as to our ability to continue as a going concern for a reasonable period of time. Our ability to achieve long-term profitability is dependent on our ability to accomplish our business plan objectives, which includes projected revenue increases, stabilization of the economies in which we operate, and the availability of additional liquidity. Our failure or inability to successfully carry out these plans, could ultimately have a material adverse effect on our financial position and our ability to meet our obligations when due.

         We are a highly-leveraged holding company and depend on our subsidiaries’ revenues and cash flows to meet our obligations, and the availability of funds from these subsidiaries may be limited by contractual or statutory restrictions.

         We are highly leveraged. At December 31, 2003, we had approximately U.S.$66.7 million in aggregate principal amount of indebtedness plus U.S.$20.3 million of future interest payments and U.S.$10.0 million in total shareholders’ equity. As of March 31, 2004, we had approximately U.S.$64.8 million in aggregate principal amount of indebtedness, plus U.S.$18.5 million of future interest payments.

         We conduct our operations through subsidiaries, and these subsidiaries are our primary source of cash flow. Our ability to use and distribute funds out of cash flows generated by Imagen Satelital and Radio Chile, two of our subsidiaries that generate a significant portion of our cash flows, is restricted. Our syndicated bank facilities also contain covenants that restrict our and our subsidiaries’ ability to utilize cash and the collateralized assets of our Chilean operations. In addition, our subsidiary, Imagen Satelital S.A., had outstanding U.S.$2.3 million in principal amount of 11% Senior Notes due 2005, which as of March 31, 2004, has been classified as current due to our default on interest payments as of April 2002.

         The degree to which we are leveraged has important consequences to us, including the following:

•	Our cash flow available for use in our business is reduced.

•	We are vulnerable to changes in economic conditions.

•	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired.

      We may be exposed to litigation or other claims in Argentina by the holders of the remaining U.S.$2.3 million principal amount of Imagen Satelital’s 11% Senior Notes due 2005.

         On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior

Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. Immediately following the exchange offer and consent solicitation, U.S.$5.5 million principal amount of the Old Notes remained outstanding. The holders of some of these outstanding Old Notes had filed, or threatened to file, various lawsuits, some with preventative injunctions, to collect certain principal and/or interest payments for the Old Notes, including a petition for the bankruptcy of Imagen. We have been able to settle most of these cases; however as of June 1, 2004, U.S.$2.3 million of the remaining principal amount of the Old Notes had still not been exchanged. Our failure to successfully negotiate the exchange of these remaining Old Notes for new notes or other instruments at terms that are acceptable to both the holders and us, may adversely affect our financial performance.

      We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators could significantly reduce our revenues.

         Our five largest pay television system operators accounted for approximately 24% and 28% of our total revenues in the years ended December 31, 2002 and 2003, respectively. The loss of any of our major existing pay television system operators, unless replaced by other operators, could have a material adverse effect on our financial performance.

         Our largest pay television system operator, DirecTV Latin America accounted for approximately 15% and 16% of our total revenues for the years ended December 31, 2002 and 2003. On December 22, 2003, The News Corporation Limited completed its acquisition of a controlling interest in Hughes Electronics Corporation, the majority owner of DirecTV Latin America. NewsCorp owns a significant interest in Sky Latin America, a direct-to-home satellite programming provider like DirecTV Latin America, which operates in many of the same markets as DirecTV Latin America, including Brazil, Chile, Colombia and Mexico. We currently have distribution agreements with Sky Latin America in Mexico for a limited number of our channels, but do not have distribution agreements with Sky Latin America in other markets where we have distribution rights with DirecTV Latin America. If NewsCorp were to cause the discontinuation of DirecTV Latin America’s service in any markets where we have no distribution agreements with Sky Latin America, we will experience a reduction in revenues. In addition, our existing distribution agreements with DirecTV Latin America expire on December 31, 2005. If we are unable to negotiate new agreements at that time, or are unable to negotiate new agreements with similar or better terms as the existing agreements, we will experience a reduction in our revenues.

         Our businesses have incurred losses and may incur losses in the future.

         Our businesses have a history of losses and may continue to incur losses, given the costs of servicing our debt and the volatility of currencies in the region in which we operate, if we are unable to increase our revenues. Our businesses incurred total net losses of U.S. $138.4 million for the year ended December 31, 2002 and U.S. $84.9 million for the year ended December 31, 2001.

         Should we experience losses in the future, the extent of such losses will depend, in part, on whether we can increase our revenues. Our business plan contemplates increasing our profitability by increasing our revenues while maintaining our operating expenses at current levels. Our failure to increase revenues or maintain our operating expenses at their current level, or otherwise meet our business plan objectives, may result in our incurring losses in the future.

      Members of the Cisneros Group and Hicks Muse control Claxson, which could inhibit or cause potential changes of control of Claxson.

         Members of the Cisneros Group and Hicks Muse control, in the aggregate, approximately 80% of the voting power on all matters submitted to our shareholders and control the outcome of actions requiring the approval of holders of a majority of our common shares, including a sale or a material acquisition. In addition, through their ownership of our Class C and Class H common shares, these shareholders are entitled to designate seven of the twelve members of our board of directors. This control could discourage other parties from initiating potential merger, acquisition or other change of control transactions that might otherwise be beneficial to our shareholders. In addition, the Cisneros Group and Hicks Muse could use their ownership position to cause a transaction to occur in which either or both of these shareholders or a third party would acquire most or all of Claxson, in which event other shareholders could be deprived of the opportunity to remain shareholders of Claxson.

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

         We must maintain licenses, permits and approvals from regulatory authorities to conduct and expand our broadcast television and radio businesses in Chile and Uruguay and may need to obtain additional permits and licenses. The process for obtaining or renewing these licenses, permits and approvals could be complex and unpredictable. In addition, many of our licenses may not be transferred without regulatory approval. If we are unable to maintain the licenses, permits and approvals that we currently hold or to obtain those that we need to conduct and expand our businesses at a reasonable cost and in a timely manner, our ability to achieve our strategic objectives could be impaired. In addition, the regulatory environment in the countries in which our businesses operate is complex and subject to change, and adverse changes in that environment could also impose costs on, or limit the growth of our business.

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

      El Sitio, one of our wholly-owned subsidiaries, is a defendant in several civil securities cases arising out of its initial public offering, which could result in significant litigation expense and, if not decided in its favor, damage payments to the plaintiffs.

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

         For the year ended December 31, 2003, our pay television business derived 32% of its revenues from operations in Argentina. In addition, our broadcast television and radio business derived 97% of revenues for the year ended December 31, 2003 from our operations in Chile. As a result, changes in Argentine or Chilean government policy affecting trade, investment, taxes, protection of intellectual property or the media industry generally or instability in the Argentine or Chilean currency, economy or government could have a material adverse effect on our results of operations and financial condition.

         Argentina, in particular, has had a history of political and economic instability and has recently experienced political upheaval and a severe economic recession. These events coincided with a serious downturn in global investor sentiment generally, marked by significant declines in international equity markets, pronounced investor risk aversion and a decrease in investor confidence throughout emerging markets. Some other risks of investing in a company with operations in Argentina, as well as other countries in Latin America, include:

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

         Our Class A common shares are currently traded on the OTC Bulletin Board. Compared to the NASDAQ SmallCap Market, an investor may find it more difficult to sell our securities. Also, since we are no longer traded on the NASDAQ SmallCap Market and the average trading price of our Class A common shares remains below $5.00 per share, trading in our Class A common shares is subject to certain other rules of the Exchange Act. Such rules require additional disclosure by broker-dealers in connection with certain trades involving a stock defined as a “penny stock.” “Penny stock” is defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the securities. This could severely limit the market liquidity of the securities and the ability to sell the securities in the secondary market.

      Our shareholders may face difficulties in protecting their interests because we are a British Virgin Islands international business company.

         Our governance matters are principally determined by our memorandum and articles of association and the International Business Companies Act of the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of directors, officers and controlling shareholders under British Virgin Islands law have not been extensively developed, particularly when compared with statutes and judicial precedents of most states and other jurisdictions in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state or other jurisdiction in the United States.

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

      We are a foreign private issuer and you will receive less information about us than you would from a domestic U.S. corporation.

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

Item 4. Information on the Company

         A. History and Development of the Company

         We were incorporated as an international business company under the laws of the British Virgin Islands on October 16, 2000. Our registered office is at Romasco Place, PO Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our headquarters and principal executive offices are located at Avenida Melian, 2752, C1430EYH Buenos Aires, Argentina and our telephone number is 011-54-11-4546-8000. We maintain a United States principal executive office located at 1550 Biscayne Boulevard, Miami, Florida 33132. Our telephone number in Miami is (305) 894-3500.

         We were formed in a merger transaction that combined media assets contributed by Ibero-American Media Partners II, Ltd., and other media assets contributed by members of the Cisneros Group and El Sitio, Inc. For a description of the merger transaction, see the “Introduction” to this annual report on Form 20-F.

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

         Our pay television business, currently our largest source of revenues, includes 13 pay television channels distributed to approximately 10.5 million pay television households, which account for approximately 44.7 million basic channel subscribers through cable and direct-to-home television platforms. We calculate the number of subscribers based on the number of channels received per household so that if for example a household receives five channels, we count five subscribers for such household. Three of these pay television channels are owned by Playboy TV Latin America, our 81% owned joint venture with an affiliate of Playboy Enterprises Inc.

         Our broadcast television and radio business includes an eight-station radio network with the largest audience share in Chile, which constitutes the largest radio group in Chile, the fourth largest broadcast television network in Chile, and three radio stations in Uruguay.

         Our Internet and broadband business, which is our newest business, is primarily dedicated to support our media assets and the production, distribution and selling of digital content specifically developed for broadband.

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

         The following tables present historical selected financial information by our business operations for the years and periods indicated (in thousands of U.S. dollars):

	Year Ended December 31, 2003
		Broadcast
		Television and	Internet and
	Pay Television	Radio	Broadband	Corporate	Total
Revenues	$48,215	$33,394	$178	$—	$81,787
Operating Income (Loss)	7,266	4,928	(1,898)	(5,032)	5,264
Net Income (Loss)	13,289	2,953	(1,685)	(6,220)	8,337
Cash Flows from Operating Activities	5,675	6,478	(1,364)	2,865	13,654
Cash Flows from Investing Activities	(1,322)	(690)	242	(3,890)	(5,660)
Cash Flows from Financing Activities	(1,313)	(5,174)	—	(1,398)	(7,885)

	Year Ended December 31, 2002
		Broadcast
		Television and	Internet and
	Pay Television	Radio	Broadband	Corporate	Total
Revenues	$46,192	$28,578	$190	$—	$74,960
Operating Income (Loss)	9,303	(1,152)	(7,684)	(2,775)	(2,308)
Net Income (Loss)	(116,363)	(7,331)	(13,549)	(1,186)	(138,429)
Cash Flows from Operating Activities	(214)	5,331	929	(4,075)	1,971
Cash Flows from Investing Activities	8,322	(578)	(3,128)	(330)	4,286
Cash Flows from Financing Activities	(2,178)	(5,032)	(1,934)	(3,881)	(13,025)

	Year Ended December 31, 2001
		Broadcast
		Television and	Internet and
	Pay Television	Radio	Broadband	Corporate	Total
Revenues	$77,397	$28,289	$751	$—	$106,437
Operating Income (Loss)	(3,304)	(1,333)	(4,807)	(4,915)	(14,359)
Net Income (Loss)	(65,390)	(8,226)	(6,355)	(4,915)	(84,886)
Cash Flows from Operating Activities	12,856	805	(6,315)	(3,850)	3,496
Cash Flows from Investing Activities	(10,221)	(2,679)	9,520	—	(3,380)
Cash Flows from Financing Activities	(8,713)	(2,290)	2,611	3,850	(4,542)

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

     PAY TELEVISION BUSINESS

         Our pay television business includes 13 pay television channels distributed throughout various Ibero American countries, with a strong presence in Latin America with the premium and pay-per-view services through the Playboy TV Latin America joint venture, as well as in Argentina and the rest of the southern portion of South America with the basic channels, which is commonly called the “Southern Cone”.

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

         At December 31, 2003, we wholly-owned seven of the channels that we distributed: Space; I.Sat; Retro (formerly known as Uniseries); Infinito; FTV; MuchMusic and HTV. In 2003, we rebranded the Uniseries channel and launched it outside of the Southern Cone as the Retro channel and sold our ownership interest in Cl@se. We control the programming content of our wholly-owned channels. In addition to Venus (a partially owned channel), we also distribute two other channels in Ibero America through our Playboy TV Latin America joint venture, the Playboy TV channel and the Spice Live channel. In June 2004, through our Playboy TV Latin America joint venture, we launched a new adult pay-per-view service called “G Channel.” We also have exclusive distribution rights throughout certain parts of Ibero America with respect to certain channels, including Crónica TV, a channel owned by Estrella Satelital S.A., in the Southern Cone; Venevision Continental (solely with respect to distribution to pay television providers other than DirecTV Latin America), a channel owned by the Cisneros Group, in the Latin America region; and Utilisima Satelital, a channel owned by HediFam, S.A. in Latin America. Our 31% owned joint venture, DMX MUSIC Latin America, offers digital music channels throughout Latin America.

     Wholly Owned Basic Tier Channels

         Film Channels

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

         Retro (formerly known as Uniseries) was expanded to provide regional coverage in March 2003. Prior to March 2003, the channel featured an eclectic mix of the American and British classic and contemporary television hits for the whole family. In March 2003, based on the success of the Uniseries channel in the Southern Cone, we launched the Retro channel throughout the entire Latin America region. Retro’s programming includes classic films and series focused on genres such as westerns, gladiators, cult horror, and science fiction of the 50’s, 60’s and 70’s. Retro also showcases such milestone TV series as Mission Impossible, The Untouchables, Combat, The Fugitive and others.

         Entertainment

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

         Music Channels

         MuchMusic Argentina is a channel that integrates music, interactivity and humor. MuchMusic Argentina targets the 12-24 and 25-34 age brackets and combines live productions and localized content with local production packaging, and international flair through a wide spectrum of styles: Rock, Pop, Latin Music, Dance, Hard Core and other new music trends. MuchMusic also offers original non-musical content developed under the same “localist” programming philosophy. We license the MuchMusic brand and certain content from CHUM Limited, a Canadian company and content provider. In addition, we have the right to develop the MuchMusic television service in Latin America and Ibero America and we distribute the MuchMusic Argentina channel pan-regionally on DirectTV Latin America.

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

         Partially Owned Channels - Adult

         Playboy TV Network and Spice Live Network are owned, operated and distributed throughout Latin America, Spain and Portugal by Playboy TV Latin America. Playboy TV Latin America is a joint venture that was created in 1996 between a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. Today, a subsidiary of Claxson owns 81% of Playboy TV Latin America, while an affiliate of Playboy Enterprises, Inc. owns the remaining 19%. Playboy TV Latin America offers high quality adult entertainment, which generally can be purchased monthly as a premium channel or on a pay-per-view basis. A portion of Playboy TV Latin America’s programming is tailored to the Ibero American market and is customized according to regional preferences.

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

         Utilisima Satelital, which is owned by HediFam S.A., is a channel designed by and targeted to today’s woman, and is the market leader in its category in Argentina. Utilisima combines a mix of content and services in an educational, entertaining format with subjects such as arts and crafts, cooking, beauty, quality of life, and home decor. Utilisima broadcasts 10 daily original hours and 3,000 premiere shows a year through 40 programs with original content. Utilisima was launched in 1996 and we commenced pan-regional and US Hispanic distribution for Utilisima on January 1, 2004.

         The Locomotion Channel was a 50/50 partnership between a subsidiary of Claxson and an affiliate of The Hearst Corporation that was created in November 1996. Locomotion is distributed in Ibero America and features international animation programming created specifically for teens and young adults. On May 17, 2002, we sold our 50% participation in Locomotion to Corus Entertainment Inc., a Canadian media company, but continued providing certain transitional services, including sales services and post-production and technical services. We discontinued providing the transitional sales services in August 2003 and the post-production and technical services in January 2004.

         Cl@se, which we sold to the Cisneros Group, in January 2003 is a channel that is committed to supporting education in Latin America by offering an entertaining educational vehicle to facilitate learning by children and teenagers. We discontinued serving as the channels’ sales agent in June 2004 but we continue to provide administrative sales services for the channel.

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

         In Jaus commenced operations in 2002 as part of our strategy to obtain third party clients for the services that we already produce for our own channels. In Jaus is our creative division in charge of broadcast design (both video and audio) as well as the production services for commercial shoots, feature films and made for TV movies, and documentaries or video clips (through In Jaus Films). The original production of documentaries and other programs is also managed by In Jaus, as well as the distribution and sale of these programs and all proprietary programs and television formats to third parties. During the year 2003, In Jaus provided services to external clients, including Arcor, MTV Networks and Parmalat, generating revenues of U.S.$0.4 million as well as U.S.$0.5 million in content sales.

     Pay Television Distribution

         As of December 31, 2003, our channels were distributed in 23 countries in Ibero America and reached approximately 41.3 million basic channel subscribers in over 10.5 million pay television households. We believe that our ability to provide a diversified package of branded channels to pay television operators is a favorable alternative to individual channels that offer a more limited menu of programming choices. We have distribution agreements with pay television operators that distribute our channels in each of our markets.

         We intend to increase the penetration of our channels in the markets in which they are currently distributed and expand into new markets. The following table identifies the number of subscribers for each of our basic channels as of December 31, 2001, 2002 and 2003. The total number of subscribers for each channel in 2002 was strongly affected by a decrease of approximately 25% in the total subscribers in Argentina as a result of the economic situation during 2002.

	Total Number of Subscribers
	December 31,
	2001	2002	2003
	(In thousands)
Basic Package
Space	5,881	4,805	4,861
I.Sat	5,675	4,674	4,724
Uniseries/Retro(1)	4,557	3,555	5,005
Infinito	9,251	8,229	8,330
Júpiter/FTV(2)	2,595	3,576	4,055
MuchMusic	5,185	4,494	4,569
HTV	5,431	5,061	4,947
Crónica TV(4)	5,330	3,997	3,881
Venevision Continental(5)	587	998	901
Locomotion(4)(6)	5,711	5,330	—
Cl@se(3)(4)	1,549	1,718	—

Total Basic Channel Subscribers	51,752	46,437	41,273

(1)	Uniseries was replaced by Retro in March 2003.

(2)	Jupiter was replaced by FTV in December 2001.

(3)	We sold Cl@se in January 2003 and ceased providing sales representation services to the channel in 2004.

(4)	Represented channel.

(5)	Represents cable subscribers only. We began distributing Venevision Continental in September 2001.

(6)	We sold our 50% interest in Locomotion in May 2002 and ceased providing any transitional services for the channel in August 2003.

We commenced distributing Utilisima Satelital on January 1, 2004. As of that date, Utilisima had 3,498 subscribers.

Pay Television Revenue Sources

         Like most providers of pay television content, we derive substantially all of our pay television revenues from subscriber-based fees and advertising revenue. Subscriber-based revenues currently are the primary source of revenue for our pay television business, accounting for 81% of total pay television net revenue in the year ended December 31, 2003 and 68% in the year ended December 31, 2002. Advertising accounted for 8% of total pay television net revenue in the year ended December 31, 2003 and 5% in the year ended December 31, 2002. In addition, we derived 11% of total pay television net revenue in the year ended December 31, 2003 and 27% in the year ended December 31, 2002 from other sources, including production services, management and other fees for services we provide to our partially owned channels and to third parties.

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

         Our channels are distributed by more than 1,100 pay television operators in Ibero America. These operators include, among others, DirecTV Latin America, CableVisión (Argentina), Multicanal (Argentina), Digital Plus (Spain), Sky Latin America, Net Brasil (Brazil), Cablevisión (Mexico), VTR (Chile) and Intercable (Venezuela). Our five largest pay television distributors accounted for 24% of total pay television net revenue for the year ended December 31, 2003, and DirecTV Latin America, our largest pay television distributor, accounted for 16% of total pay television revenues for the year ended December 31, 2003. See Item 3D “Risk Factors — We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators could significantly reduce our revenues.”

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

         For the year ended December 31, 2003, our channels sold advertising to 292 advertisers. In the year ended December 31, 2003, our top ten advertisers accounted for approximately 48% of our pay television advertising revenues. Our strongest advertising sales were made for the Space channel, which accounted for 34% of pay television advertising revenue in the year ended December 31, 2003.

         On October 22, 2001 we acquired a 51% equity interest in StarTV Brazil Ltda., a Brazilian limited liability company. StarTV is an advertising firm in Brazil that provides advertising sales and marketing services to pay television channels and Internet businesses. StarTV operated as the advertising sales representative in Brazil for all of our media properties. Due to the underperformance and reduced sales of this business, we are in the process of transferring our ownership to the other shareholder in the company.

         Other Revenue Sources. We derive other revenues from services that we provide to pay television businesses we partially own and to certain third parties. These revenues include playback, library, satellite space, dubbing, subtitling, creative services, and programming from our partner channels as well as from independent third parties and fees for back office and other services provided to these joint ventures.

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

         Our marketing staff works closely with our other departments, including advertising sales, affiliates sales, creative, programming and communications, to coordinate and implement activities that achieve its marketing goals. For example, our marketing, affiliate and advertising sales departments work closely together to create marketing concepts and off-air promotional events that appeal to its advertisers and system operators and reinforce a brand’s key elements. In addition, our marketing staff works with the programming and creative departments to develop strategic programming concepts that strengthen the uniqueness of a channel’s identity, increase viewership and create sponsorship opportunities. We believe that our marketing initiatives achieve their primary goals of growing our brands, retaining viewer loyalty, increasing the distribution of our channels, creating innovative promotional opportunities for their advertisers and affiliates and maintaining or improving ratings and audience.

     Programming Sources – Basic channels

         Our programming library includes licensed programming, owned films, original productions and other programming totaling approximately 15,300 hours. Approximately 14,500 hours are currently in our possession and 800 hours are to be delivered pursuant to contracts with suppliers.

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

         Licensed Programming. We have exhibition rights from third-party programmers totaling approximately 13,400 hours of programming. These rights include approximately 3,600 films, representing approximately 7,300 hours of programming, which allows channels such as Space and I.Sat to air programming with less repetition than many of their competitors. The remaining 6,100 hours of programming consist of approximately 8,700 television series episodes and documentaries, allowing Retro and Infinito not to repeat its episodes of any series or documentary for up to one year. Our exhibition rights also include sports and music entertainment events.

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

         We have entered into programming agreements with key providers of high-quality programming, including Sony Pictures Corp., Warner, CHUM Limited, and FTV Paris.

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

         We own a substantial amount of programming originally produced for the channels, including approximately 1,200 hours of original programming recently produced for Infinito and Fashion TV, as well as boxing and film commentaries produced to air on Space and concert and film commentaries produced for MuchMusic Argentina and I.Sat. We also own certain brief lead-in programming that we produce relating to much of our film library and other interstitial programming material.

         In addition to owned and licensed programs, we have a limited amount of first-run rights relating to boxing matches and other special events, such as music concerts, exclusive interviews and specials featuring music artists.

Playboy TV Latin America Joint Venture

     Restructuring of the relationship with Playboy Enterprises, Inc.

         Playboy TV Latin America, a joint venture 81% owned by us and 19% owned by an affiliate of Playboy Enterprises, Inc., owns, operates and distributes Playboy TV Network, Spice Live and the Venus channel throughout Latin America, Spain, and Portugal and the recently launched G Channel as a pay-per-view service. In 1999, an affiliate of Playboy Enterprises, Inc. and an affiliate of the Cisneros Group created Playboy TV International LLC, a joint venture to own and operate Playboy TV networks outside of the United States and Canada.

         In December 2002, we negotiated a restructuring of our relationship with Playboy TV. As a result of the restructuring, we:

•	transferred our 80.1% interest in Playboy TV International (outside of Latin America, Spain and Portugal) to Playboy Enterprises, Inc.;

•	contributed the Venus channel to Playboy TV Latin America;

•	transferred 728,112 preferred shares of Playboy.com, Inc. to Playboy Enterprises, Inc;

•	were released from our capital commitments to Playboy TV International; and

•	revised the terms for our continued relationship in Latin America, Spain and Portugal by retaining through a wholly-owned subsidiary an 81% interest in Playboy TV Latin America and now controlling the management of this joint venture.

         As a result of the restructuring, we began to consolidate the Playboy TV Latin America operations into our pay television division, in December 2002. Under the existing Playboy TV Latin America joint venture, Playboy Enterprises has an option to buy up to 49.9% of the joint venture at any time prior to December 2012. In addition, Playboy Enterprises has an option to buy the remaining 50.1% of the joint venture during the year 2008, provided that, the 49.9% option has been exercised. Both options are at the fair market value at the time of exercise. Consequently, we now operate all adult content operations (which includes the Playboy TV, Spice Live and Venus channels) under the Playboy TV Latin America joint venture. An affiliate of Playboy Enterprises, Inc. will distribute the Playboy TV Latin America programs in the U.S. Hispanic market for a 20% distribution fee to our joint venture.

         As part of the restructuring, an affiliate of Playboy Enterprises, Inc agreed to exclusively license to Playboy TV Latin America its entire Playboy TV television programming library which was in existence as of March 31, 2002. The library consisted of approximately 12,500 hours of Playboy original programming, licensed movies, and other shows. The program supply agreement also requires an affiliate of Playboy Enterprises, Inc. to license exclusively all new programs produced to Playboy TV Latin America each year, subject to a certain minimum number of program hours. In exchange for these rights, Playboy TV Latin America must pay an affiliate of Playboy Enterprises, Inc. 17.5% of the net revenues from the distribution of these programs, with a guaranteed annual minimum of U.S. $4.0 million, subject to annual increases equal to the consumer price index.

     DMX MUSIC Latin America

         In May 2002, we completed a business combination transaction with DMX MUSIC whereby DMX MUSIC contributed to our joint venture all its existing affiliation agreements with cable and DTH operators in Latin America and the U.S. Hispanic market and cash in the amount of U.S.$0.7 million, in exchange for an additional 19% of the equity interests in the joint venture. After the business combination, the venture re-branded its services as DMX MUSIC Latin America and expanded its channel offerings. We now own 31% of DMX MUSIC Latin America. DMX MUSIC Latin America also intends to develop and deliver music services to retail and commercial establishments in Latin America.

     BROADCAST TELEVISION AND RADIO BUSINESSES

         We wholly own and operate two integrated broadcast businesses: Iberoamerican Radio Chile, S.A., which we refer to herein as “Radio Chile”; and Red de Television Chilevisión S.A., which we refer to as “Chilevisión”. Radio Chile is the radio network with the largest audience in Chile and Chilevisión is the fourth largest television broadcaster in Chile (based on ratings). Our broadcast businesses in Chile allow us to:

•	cross-sell television and radio advertising; and

•	expand the multi-media package available to advertisers from radio and broadcast television to also include pay television.

         We also operate two radio stations owned by Sarandi Communications, S.A. in Uruguay: AM 690 (Sarandi), FM 91.9 (Radio Disney), and the recently launched FM 91.1 (Radiofutura) which we lease from a third party.

     Market Overview

         Our broadcast business is presently concentrated in Chile. The advertising market in Chile is seasonal, with advertising expenditures increasing throughout the year and peaking in the fourth quarter when consumer expenditures reach their peak.

         Radio Chile owns and/or operates eight centrally programmed radio networks, namely Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit, and Imagina, five of which were among the top ten ranked radio networks during 2003 in Santiago, which represents 39% of the national population and 58% of Chile’s purchasing power. The Radio Chile networks deploy a variety of programming formats designed to increase Radio Chile’s market share and to present a wide range of options to advertisers. We believe that our variety of programming formats makes Radio Chile less susceptible to changes in listening preferences than networks focused on a single segment.

         The following table identifies the formats and target audiences of the radio networks.

Radio Network	Format
Pudahuel FM	News, Latin music and talk show formats targeted to women 25 to 59 years old.

Corazón	Interactive, tropical music format targeted to listeners 25 to 59 years old.

Rock & Pop	Rock music and talk show format targeted to listeners 15 to 24 years old.

FM Dos	Romantic music format in Spanish (70%) and English (30%) targeted to women 20 to 34 years old.

FM Hit	Top 40 music format targeted to listeners 15 to 19 years old.

Futuro	Classic rock format targeting men 25 to 44 years old. Futuro complements Concierto in Santiago, where the two stations occupy the number one and two spots in their segment.

Imagina	Romantic music format targeted to women 25 to 59 years old.

Concierto	Adult contemporary music format in English (70%) and Spanish (30%), targeting men and women 25 to 44 years old.

         Radio Chile’s eight radio networks had a combined 35.9% audience share in the Santiago market for the period from January through December 2003. The following table presents the rank and audience share in Santiago for each Radio Chile radio network for the periods indicated.

	2003	Rank	2002	Rank
Pudahuel FM	6.3%	1	5.9%	1
Corazón	5.8	3	5.6	2
FM Dos	5.4	5	5.0	3
Rock & Pop	4.8	7	4.9	5
FM Hit	4.3	10	4.2	10
Futuro	4.1	11	3.7	11
Concierto	2.7	15	2.6	16
Aurora/Imagina[1]	2.5	19	2.2	19

Total audience share	35.9%		34.1%

(1)	In September 2002 Aurora changed its target audience and became Imagina. Source: Search Marketing Reports

         Radio Chile is a distant leader in audience share in Santiago, compared to the other radio groups that operate more than one network. The Garcia Reyes Group captures a 7% audience share with the operation of two networks; the Consorcio Radial de Chile (PRISA Group) obtains 8% audience share operating four networks; and the Bezanilla Group has an 8% audience share operating three networks.

         Radio Chile’s networks reach over 90% of Chile’s population in 28 cities through 142 FM concessions. Our three largest networks reach over 90% of the total population, two reach over 70% of the total population, and the rest reach between 40% and 70% of the total population depending on the concentration of the target market of each network. Radio Chile had U.S.$12.6 and U.S.$13.7 million in revenue in 2002 and 2003, respectively, which accounted for an estimated 31% and 35% of the Chilean radio advertising market in 2002 and 2003, respectively.

         Chilevisión currently is, according to Time Media and Asociación Chilena de Agencias de Publicidad, Chile’s fourth largest television network in terms of ratings and revenues. Chilevisión broadcasts a mix of syndicated programming (45%) and proprietary programming (55%) that targets a family audience. Chilevisión reaches 35 cities that account for 98% of the Chilean population, and is one of the five television networks with national coverage.

     Chilevisión Revenue Sources

         We derive all of our broadcast television revenues from the sale of advertising on our television network to advertisers and agencies. Our geographic reach enables us to pursue national advertising budgets as we give advertisers access to the entire Chilean market. We believe that our network’s mix of licensed and proprietary programming appeals to advertisers that want to target audiences in specific demographic and other focused groups. We seek to offer advertisers maximum value for their advertising expenditures and have implemented a strategy that provides customized options, including on-air spots; program sponsorships; on-air promotions; product integration; customized commercials; special events; and interactive elements. For the years ended December 31, 2002 and 2003, Chilevisión sold advertising to 284 and 263 advertisers, respectively. In the year ended December 31, 2002 and 2003 our top five advertisers accounted for approximately 16% and 20%, respectively, of our broadcast television advertising revenues.

         In May 2002 a new Executive Director for Chilevisión was appointed. As part of a restructuring of the network we reduced the number of employees and the programming grid was changed to increase news coverage, make the programming more attractive to a female audience, reinforce its approach, and strengthen prime time programming. In addition, the image of the network was repositioned through a new logo, slogan and on-air elements. In January 2004, due to a criminal investigation related to the use of hidden cameras, Chilevisión’s Executive Director was temporarily replaced pending the resolution of the criminal investigation. In the interim, he has continued to provide consulting services to Chilevisión. See Item 8A “Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

     Programming Sources

         We broadcast a mix of licensed programming (35%), proprietary programming (55%) and third party productions (10%).

         One of the strengths of Chilevisión’s productions is our press department that produces five hours of daily news programs. The press department also produces opinion programs and journalist and investigative programs with discussion of the current events in politics and economics. In the third quarter of 2002, Chilevisión started simulcasting a morning news show with Radio Futuro.

         Original productions are also designed to localize licensed programs while targeting specific genre or demographic, such as children, women, teens and young adults. These programs offer a mix of licensed programs together with local insertions, such as a children’s local program that creates games and activities to compliment licensed programs.

         We have exhibition rights from third-party programmers totaling approximately 2,600 hours of programming. These rights include approximately 280 films, 4,000 television series episodes, documentaries, variety shows and entertainment programming, which allows Chilevisión to vary programming during different times of the day. Our principal programming suppliers include Alliance Atlantis, Telefilms and Beta Films. We believe that our relationships with television programming suppliers are good.

         Chilevisión’s management has focused on improving the network’s audience share, which were 13.9% in 2002 and 13.1% in 2003, according to Time Media. Chilevisión’s growth strategy is to align its advertising market share, estimated by management to have been approximately 8.9% in 2003 (as compared to 7.1% in 2002), with the network’s higher audience share by increasing prices per advertising spot as a result of improved programming offerings and the appreciation of the new Chilevisión brand.

         Radio Sarandi

         On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One, today known as Radio Disney). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton and one of the beneficial owners of our Class F common shares, Guillermo Liberman (the owner of SLI.com), each owns a 25% equity interest in Sarandi. See Item 7B. “Related Party Transactions.” We coordinate the programming and marketing strategy and manage the advertising sales and other operational matters of AM Sarandi and operate the Radio Disney station pursuant to a franchise agreement with an affiliate of Disney, while we sub-lease the AM Sport station to a third party. We have also negotiated an option with Sarandi, which we recently renegotiated (see Item 7B. “Related Party Transactions”) to acquire the company holding the Sarandi radio concession. Should we choose to exercise the option, the option price may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise and all amounts previously paid by us in lease monthly payments will be applied towards the option payment. We believe, that the proposed structure for the lease transaction complies with Uruguayan laws and regulations that prohibit foreign (i.e., non-Uruguayan) ownership of broadcasting transmission licenses. However, no Uruguay regulatory authority has approved the terms and conditions of this agreement.

         In June, 2004 we commenced the operation of Radiofutura 91.1 FM station which we lease from a third party under a five-year contract.

     Internet Business

         In December 2001, we embarked on a significant restructuring of our Internet operation with the objective of maintaining the technical functionality to support our traditional media assets, while being able to create a broadband platform and market broadband content. The local offices of our Internet operations were closed, and the production of content for Internet was centralized together with broadband operations at our Buenos Aires offices in March 2002 with a significant reduction in personnel.

         We created and launched El Sitio Digital Channel in the fourth quarter of 2001, with the first broadband operator in Argentina, one of the first concrete efforts in Latin America toward digital-age content production specifically developed for broadband. El Sitio Digital Channel offers features organized along three axes: video and audio streaming and pay per view; 2D and 3D multiplayer games; and a community engine that allows users to personalize their content. This interphase was specially designed to run in broadband platforms such as cable modem, ADSL, wireless and satellite (DirectPC). In addition, the user has the option to acquire content through a pay per view system, downloading content for a limited time through a modern e-license system.

         El Sitio Digital Channel’s offering includes a basic package with eight channels (adult, music, games, new age, Your Studio, Radio Deseo, documentaries and help), and two pay per view channels, featuring a wide range of content tailored to the interests of its target audience. El Sitio Digital Channel includes more than 700 digitized videos — in AVH and DVD quality — Venus and Playboy TV clips for adults, Infinito documentaries, current events and information, MuchMusic music, its own radio, channels to upload personal videos and audio files, video tutorials and 2D community tools.

         During 2003 we were able to advance the development of a broadband and narrowband platform to sell originally produced and third party content, as well as improve our technology with respect to the digitalization of our content. We were also able to continue to update and consolidate the El Sitio Digital Channel platform, and renew our relationship with Fibertel, a broadband provider in Argentina. As part of our expansion strategy for the region, we entered into an agreement with Marcos Galassi, an internet entrepreneur in Brazil, to represent us in negotiations with a telephone company in Brazil and the rest of the region for the distribution of our digital platform. We are currently in negotiations with a telephone company in Brazil who has a strong broadband presence for that purpose. However, we may not be successful in negotiating an agreement with that company.

         In 2003 we also created a joint venture with America Online Latin America for the development, launch and operation of a premium version of Cupido.Net, our online matchmaking service, as well as for America Online Latin America to manage our advertising inventory on our websites.

         In addition to the broadband operation, the Internet business unit based in Buenos Aires groups all of our on-line content and marketing tools including El Sitio.com; Pay TV’s vertical websites including Infinito, Space, Uniseries, I.Sat, Venus and FTV, as well as their interactive formats and the broadcast television and radio websites.

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

         There is a bill pending in the Argentine Senate that would require all programming broadcast through pay television in Argentina to be dubbed into Spanish. The Argentine House of Representatives has already approved the bill. A substantial part of our programming (especially the film channels distributed in the Southern cone and our adult channels) is subtitled. Consequently, if this bill were to become effective it would materially increase our programming costs.

         During 2003, the Federal Broadcast Commission in Argentina enacted a resolution which was scheduled to become effective in April 2004 prohibiting commercial breaks during movie broadcasts on pay television. The Argentine Chamber of Satellite Programmers appealed the resolution and its application was suspended until December 2004. Currently we may air up to three commercial breaks during any movie broadcast. If the resolution or a similar law becomes effective our advertising revenues from our film channels will be negatively affected.

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

         We have finalized the registration with ANCINE and the opening of the bank account in Banco do Brazil. When the regulations were first enacted, most Brazilian pay television operators refused to pay us amounts due pending the outcome of our registration with ANCINE. We have since been able to negotiate with some Brazilian pay television operators to pay us amounts due subject only to a 3% withholding. Since its inception in early 2002, these regulations have undergone many modifications and further modifications in the future remain possible. If the regulations are further modified, it may affect our business.

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

         Broadcast television content and programming are closely regulated in Chile. All broadcast entities must air at least one hour of cultural content per week of programming during the primetime hours between 6:00 p.m. and 12:00 a.m. The CNT may impose a restriction that 40% of programming aired on Chilean broadcast television be of Chilean origin. Although content is regulated to comply with educational and moral standards, the restrictions are more lenient on content aired between 10:00 p.m. and 6:00 a.m. The content of advertising aired on broadcast television in Chile is also regulated.

         A Chilean law, published on June 4, 2001, includes provisions that may be relevant to the ongoing operations of our Chilean broadcast businesses. The law provides that any change in ownership or control of a radio and broadcast television business concession is subject to approval of the Chilean authorities who must issue a report regarding the impact on the media market of the change in control. If this report is not issued within 30 days from the filing of the application it will be deemed that the authorities have no objections. This law also provides that radio broadcasting concessions may only be granted or transferred to entities that have more than 10% non-Chilean ownership if in the country of origin of the foreign nationals, Chilean nationals are granted similar rights. This provision may affect the manner in which Claxson and its affiliates conduct its broadcast business in Chile, including the renewal of the existing concession or acquisition of new ones.

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

         Our broadcast television and radio business in Chile competes with national and regional broadcasters for audience share and advertising revenues primarily on the basis of program content that appeals to a particular target demographic audience. Radio Chile’s main competitors are the Garcia Reyes Group, the Consorcio Radial de Chile (Prisa Group) and the Bezanilla Group, each of which have established significant audience share. Chilevisión competes primarily with four broadcast television networks, owned by the Chilean Government, Cristalerias de Chile S.A., the Catholic Church, and Angel Gonzalez, a broadcast television entrepreneur.

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

(1)	Playback, post-production, dubbing and subtitling facility.

(2)	Operated through lease and co-management agreement.

         D. Property, Plant and Equipment

     Properties

         A description of the location and use and of our principal offices and facilities is set forth below.

     Pay Television Facilities

         Our U.S. headquarters are located at 1550 Biscayne Boulevard, Miami, Florida in a modern production and technical operations center that is operated by The Kitchen, Inc., one of our subsidiaries which provides network origination, language dubbing and subtitling, video editing and graphic services. This facility, which became operational in February 2001, occupies approximately 25,600 square feet of leased space. Prior to January 2004, our United States principal executive office was located in Miami Beach in approximately 17,000 square feet, under a lease that expired December 2003, after which we consolidated all of our U.S. based operations at 1550 Biscayne Boulevard.

         Our principal executive offices and headquarters in Buenos Aires, Argentina are located at Av. Melian 2752/54 in a 60,000 square foot building that we own, containing both administrative and production functions, including two television studios. We also own two additional offices that are located at Av. Manuel Ugarte 3612/18 and Av. Melian 2760/62. We also lease approximately 8,000 square feet of warehouse space in Buenos Aires and approximately 20,000 square feet of office and production space with a street front television studio for our Much Music channel.

         In addition, we lease office space in Mexico, the Bahamas and Brazil to support sales efforts to cable and direct-to-home operators in certain markets.

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

Item 5. Operating and Financial Review and Prospects

     SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. “Key Information - Risk Factors”, Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, proposed dispositions, and other expectations, intentions and plans contained in this annual report that are not historical fact.

         When used in this annual report, the words “expects”, “anticipates”, “intends”, “plans”, “may”, “believes”, “seeks”, “estimates” and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, those set forth under Item 3. “Key Information — Risk Factors”. In light of the many risks and uncertainties surrounding our business, results of operations, financial condition and prospects, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

         The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business. See Item 3.D. “Key Information — Risk Factors — We may not be able to continue as a going concern” and Note 1 of our consolidated financial statements.

     Critical Accounting Policies

         Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. A summary of our significant accounting policies and judgments can be found in Note 2 to our consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of the company’s financial condition and results of operations that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain. These judgments and estimates often involve future events. Although we believe our estimates and assumptions are reasonable, they are based upon information available at the time of the valuations. Actual results may differ significantly from estimates under different assumptions or conditions. The following is a summary of critical accounting judgments and estimates and is based on our accounting practices in effect during 2003.

         Goodwill, Intangibles and Other Assets — In accordance with SFAS No. 142, we discontinued the amortization of goodwill effective January 1, 2002, and measured fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considered several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. The carrying value of goodwill is reviewed on an annual basis by management and impairments, if any, are recognized when the fair value of goodwill is less than their carrying value. In 2003, as a result of our annual review, we recorded a goodwill impairment loss of U.S.$2.5 million related to our Pay Television segment and a goodwill impairment loss of $0.3 million related to our Broadband and Internet segment.

         Separable intangible assets that have finite useful lives, primarily consisting of broadcast and television licenses, will continue to be amortized over their respective useful lives ranging from 5 to 30 years. The carrying value of intangible assets with finite useful lives are periodically reviewed for impairment when factors indicating impairment are present.

         Allowance for Doubtful Accounts Receivable — We carry accounts receivable at the amount we deem to be collectible. Accordingly, we provide allowances for accounts receivable deemed to be uncollectible based on our management’s estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount.

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

         In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires companies to recognize the costs associated with exit or disposal activities when they are incurred. Currently these types of costs are recognized at the time management commits the company to the exit/disposal plan in accordance with EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is effective for exit or disposal activities that are initiated subsequent to December 31, 2002. Application of the provisions of SFAS 146 did not have a material impact on our consolidated financial statements.

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

         In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of FIN 45 did not have a material effect on our consolidated financial statements.

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

         In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” as further clarified and amended by the FASB’s Issuance of a Revision in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This interpretation applies immediately to variable interest entities created after January 31, 2003 and in the quarter ending March 15, 2004 for variable interests in variable interest entities created before February 1, 2003. We do not have any variable interest entities as defined in FIN 46. Accordingly, we have determined that it is not reasonably possible to consolidate or disclose information about a variable interest entity upon the adoption of FIN 46.

         In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective for contracts entered into or modified after June 30, 2003, with certain exceptions. This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities". The adoption of SFAS 149 did not have a material effect on our consolidated financial statements.

         In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for financial instruments entered into or modified after May 31, 2003 with certain exceptions. This statement establishes standards for how an issuer must classify and measure certain financial instruments with characteristics of both debt and equity, requiring an issuer to classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). The adoption of SFAS No. 150 did not result in the reclassification of any financial instruments in our consolidated financial statements.

Contractual Obligations and Commercial Commitments

         The following table illustrates our contractual obligations and commercial commitments as of December 31, 2003 after giving effect to the refinancing of our Radio Chile syndicated credit facility which is explained below. The debt obligations include interest payments payable:

	Less than	1-3	4-5	More than
	1 Year	Years	Years	5 Years
11% Senior Notes due 2005	$2,928	$—	$—	$—
8.75% Senior Notes due 2010	3,618	9,304	22,873	25,820
6.25% Senior Notes due 2013	80	—	—	2,666
Other Senior Notes	—	121	123	—
Syndicated bank facilities	3,654	4,177	4,914	2,702
Other long term liabilities	1,645	2,306	1,188	—
Operating leases	5,049	8,108	7,448	5,587

         On June 25, 2004, we completed the restructuring of our Radio Chile syndicated credit facility. Under the new syndicated credit facility, which was used to repay the prior facility, we received approximately U.S.$2.6 million in additional funds, after the cancellation of the prior facility and deduction of expenses and underwriting fees. As part of the restructuring we were able to extend the maturity of the facility an additional three years, improve the amortization schedule to bi-annual payments as compared to quarterly payments, release the non-Radio Chile Claxson guarantees (including an escrow amount), relax our covenant ratios and reduce the interest rate to the local prime lending rate plus 2.50%. The total principal amount of the new facility is approximately U.S.$14.7 million and matures in 2009.

         On July 8, 2004, we executed agreements with Mr. Vivo-Chaneton (our Chairman and Chief Executive Officer), Mr. Haiek (our Pay Television Chief Operating Officer) and Mr. Ituarte (our Chief Financial Officer) for the purchase of U.S.$2.0 million of convertible debentures. These convertible debentures may be converted to our Class A common shares at a conversion price of U.S.$3.24 per share (based on the average stock price over the five days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event the we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture. These convertible debentures have not been included in the contractual commitments and commercial obligations chart above.

Introduction to Operating Results

         We have presented certain historical financial information of ours, including certain historical information of our predecessor, Ibero-American Media Partners.

     Net Revenues

         We derive our revenues from subscriber-based fees charged to pay television system operators that distribute our branded television channels, from advertising on our pay television channels and broadcast media assets and from advertising on our network of websites. We also generate revenues through production services, sales commissions, management fees and other services provided to certain affiliated channels as well as from third parties.

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

         We also derive subscriber-based fees in the form of sales commissions that we charge to the channels that we represent for acting as their sales agent.

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

         Production Services

         The Kitchen, Inc., one of our subsidiaries, provides playback program origination, dubbing, subtitling and post-production services to certain affiliated channels as well as to third parties. We recognize production services revenues as work is performed.

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

         Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation and amortization of production, post-production and other equipment, servers and other computer equipment, buildings, office furniture and leasehold improvements. Investments in property and equipment, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the improvement. Property and equipment is being depreciated and amortized, as the case may be as follows:

•	buildings 20 - 50 years;

•	computers, software and other equipment 3 - 10 years;

•	leasehold improvements 5 - 7 years; and

•	furniture, fixtures and other fixed assets 5-10 years.

         We have historically incurred significant amortization expense as a result of goodwill. Additionally, we incur amortization expense related to the amortization of broadcast television and radio licenses. The implementation of SFAS 142 on January 1, 2002 has reduced total depreciation and amortization as a result of the cessation of amortization of goodwill.

         Merger, Restructuring and Severance Expenses. For 2001, merger, restructuring and severance expenses consist primarily of severance cost related to the rationalization of the different business units and the corporate and administration areas of Claxson as a result of the merger transaction.

         Other Income (Expense). Other income (expense) consists primarily of the foreign exchange income (loss) resulting from the effect of changes in the Argentine peso and Chilean peso exchange rates per U.S. dollar on our Argentine and Chilean based assets and liabilities denominated in U.S. dollars. Other income (expense) also includes interest expense, net of interest earned, on Imagen’s outstanding U.S.$80 million 11% Senior Notes due 2005, and the outstanding Radio Chile syndicated bank facility, as well as other miscellaneous income and expense items. Other income (expense) does not include the interest expense of our 8.75% Senior Notes due 2010 as the total amount of such future interest was already included in the carrying amount of the debt in the determination of the gain on debt restructuring that we reported in 2002. Therefore, as interest on the notes is paid, the debt is reduced proportionately with no effect on our income statement.

         Share of Loss from Unconsolidated Affiliates. Share of loss from unconsolidated affiliates includes our proportionate share of the net income of DMX Music Latin America for 2003. For 2001 and 2002 it represents our proportionate share of the net income or loss of Playboy TV Latin America, LLC (prior to December 2002), The Locomotion Channel, Playboy TV International, DMX Music Latin America and certain other companies in which we had investments. Share of loss from unconsolidated affiliates also includes gains or losses resulting from the divestiture of certain of these investments.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         The following table sets forth, for the periods indicated, selected financial information for our pay television, broadcast television and radio, Internet and broadband businesses, and our corporate department. The results of operations in the following chart are affected by a 6% appreciation of the Argentine Peso and a 2% depreciation of the Chilean Peso in 2003 compared to 2002, against the U.S. dollar.

	Year Ended December 31,
	2002					2003
		Broadcast					Broadcast
		Television and	Internet and				Television and	Internet and
	Pay Television	Radio	Broadband	Corporate	Total	Pay Television	Radio	Broadband	Corporate	Total
	(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$31,493	$—	$73	$—	$31,566	$38,922	$—	$10	$—	$38,932
Advertising	2,260	28,166	121	—	30,547	3,857	33,394	73	—	37,324
Production services	7,081	—	—	—	7,081	3,051	—	—	—	3,051
Other	5,358	412	(4)	—	5,766	2,385	—	95	—	2,480

Total net revenues	46,192	28,578	190	—	74,960	48,215	33,394	178	—	81,787

Operating expenses:
Product, content and technology	16,142	16,722	1,846	—	34,710	18,581	16,771	1,016	213	36,581
Marketing and sales	7,434	4,655	1,001	—	13,090	6,382	5,789	50	355	12,576
Corporate and administration	8,016	3,582	1,554	4,012	17,164	10,145	3,459	725	4,286	18,615
Depreciation and amortization	5,297	4,771	3,473	(1,237)	12,304	3,362	2,447	6	178	5,993
Impairment of Goodwill	—	—	—	—	—	2,479	—	279	—	2,758

Operating income (loss)	$9,303	$(1,152)	$(7,684)	(2,775)	$(2,308)	$7,266	$4,928	$(1,898)	$(5,032)	$5,264

Net Revenues

         Net revenues increased U.S.$6.8 million, or 9%, to U.S.$81.8 million in 2003 from U.S.$75.0 million in 2002. Approximately 48% of net revenues in 2003 was comprised of subscriber-based revenues. For 2002 and 2003, 21% and 19% of net revenues were earned in Argentina, while Chile represented 38% and 43% of net revenues in 2002 and 2003, respectively.

         Pay television revenues increased U.S.$2.0 million, or 4%, to U.S.$48.2 million in 2003 from U.S.$46.2 million in 2002. Approximately 81% of pay television revenues in 2003 was comprised of subscriber-based fees, compared to 68% in 2002.

         Pay television subscriber-based fees increased U.S.$7.4 million, or 24%, to U.S.$38.9 million in 2003 from U.S.$31.5 million in 2002. This increase was due to the net impact of the consolidation of Playboy TV Latin America of approximately U.S.$8.2 million and U.S.$1.8 million as a result of the increase in distribution of our channels. This increase in pay television subscriber-based fees was partially offset by a U.S.$2.6 million decrease in revenues from DirecTV Latin America as a result of our renegotiation in late 2002 of our affiliation agreements with DirecTV Latin America which reduced per subscriber rates for our basic channels and converted prices into local currencies in exchange for a two-year extension of the contracts. The average monthly fee per subscriber increased to U.S.$0.07 per subscriber in 2003 from U.S.$0.05 per subscriber in 2002. The increase in the average monthly fee per subscriber resulted primarily from the consolidation of Playboy TV Latin America which, as a premium and pay-per-view service, derives a higher per subscriber revenue, partially offset by the decrease in rates for our basic package to DirecTV Latin America.

         For 2002 and 2003, 44% and 30%, respectively, of pay television subscriber-based revenues were earned in Argentina. The decrease is a result of the consolidation of Playboy TV Latin America and to a lesser extent to the increase in distribution outside of Argentina as a result of the increased distribution of FTV and the launch of Retro in March 2003.

         Advertising revenues increased U.S.$6.8 million, or 22%, to U.S.$37.3 million in 2003 from U.S.$30.5 million in 2002. Approximately 89% and 87% of advertising revenues were earned in Chile in 2002 and 2003, respectively.

         Pay television advertising revenues increased U.S.$1.6 million, or 71%, to U.S.$3.9 million in 2003, from U.S.$2.3 million in 2002. This increase resulted from the stabilization of the Argentine Peso compared to the U.S. dollar, and a corresponding increase in Argentine Peso advertising spending as a result of the slight economic recovery in Argentina during 2003, which represents our primary market of pay television advertising.

         Broadcast television and radio advertising revenues increased U.S.$5.2 million, or 19%, to U.S.$33.4 million in 2003, from U.S.$28.2 million in 2002. The increase is primarily due to an increase in Chilevisión’s revenues of U.S.$3.8 million as a result of increased ratings which enabled the channel to increase the price for advertising, as well as the increase in Radio Chile’s revenues of U.S.$1.5 million as a result of increased advertising spending in Chile. Revenues from Sarandi were U.S.$0.1 million lower than in 2002.

         Internet and Broadband advertising revenues were almost unchanged in 2003 compared to 2002.

         Production services revenues decreased U.S.$4.1 million to U.S.$3.0 million in 2003, from U.S.$7.1 million in 2002. The decrease is principally attributable to the consolidation of the operations of Playboy TV Latin America, which represented revenues of U.S.$2.5 million in 2002, and whose revenues are now eliminated upon consolidation, as well as a slowdown in the market for language conversion created by the uncertainties in content acquisition as a result of the war in Iraq and a preference for subtitling over dubbing, with the later generating higher revenues.

         Other revenues decreased U.S.$3.3 million, or 57%, to U.S.$2.5 million in 2003, from U.S.$5.8 million in 2002. The decrease is principally attributable to the consolidation of the operations of Playboy TV Latin America which represented U.S.$2.1 million in revenues for 2002. In addition, approximately U.S.$0.5 million of the decrease is attributable to a reduction in the services provided to Locomotion, while the remaining decrease is explained by the termination during 2003 of services provided to Playboy TV International.

Operating Expenses

         Product, Content and Technology Expenses

         Product, content and technology expenses increased U.S.$1.9 million, or 5%, to U.S.$36.6 million in 2003 from U.S.$34.7 million in 2002. Product, content and technology expenses as a percentage of revenues decreased to 45% in 2003 from 46% in 2002.

         Product, content and technology expenses for pay television increased U.S.$2.5 million, or 15%, to U.S.$18.6 million in 2003 from U.S.$16.1 million in 2002. Product, content and technology expenses for pay television as a percentage of pay television revenues increased from 35% in 2002 to 39% in 2003. The increase in these expenses is primarily due to a U.S. $4.6 million increase in programming expense due to the consolidation of the Playboy TV Latin America operation and a U.S.$0.9 million increase in programming expense due to the expansion of rights necessary to launch Retro pan-regionally, partially offset by a U.S.$1.8 million decrease in language conversion expenses as a result of the lower revenues and a restructuring of the department, and U.S.$1.4 million in reduced satellite expenses as a result of a renegotiation and price reduction with our satellite provider.

         Product, content and technology expenses for broadcast television and radio increased slightly, to U.S.$16.8 million in 2003, from U.S.$16.7 million in 2002. Product, content and technology expenses for broadcast television and radio decreased as a percentage of broadcast television and radio revenues from 59% in 2002 to 50% in 2003. The decrease is primarily attributable to (a) a U.S.$0.5 million increase in television expenses as a result of the increase in production of original programs, partially offset by a U.S.$0.3 million decrease from the reduction of programming and production personnel as a result of a reorganization of the department; (b) a U.S.$1.0 million increase in programming and production expenses for Radio Chile, excluding personnel, as a result of the increase in investment in independent production to maintain our position in the market, partially offset by a U.S. $0.5 million reduction in production personnel expense as a result of a switch to independent productions and (c) a U.S.$0.5 million reduction in production expenses in the Uruguayan radios as a result of the reduced investment in programming to adjust for a lower level of revenues.

         Product, content and technology expenses for Internet and broadband decreased U.S.$0.8 million, to U.S.$1.0 million in 2003, from U.S.$1.8 million in 2002. The decrease is attributable to the elimination of certain service offerings.

         Marketing and Sales Expenses

         Marketing and sales expenses decreased U.S.$0.5 million, or 4%, to U.S.$12.6 million in 2003 from U.S.$13.1 million in 2002. Marketing and sales expenses as a percentage of net revenues decreased to 15% in 2003, from 17% in 2002.

         Pay television marketing and sales expenses decreased U.S.$1.0. million, or 14%, to U.S.$6.4 million in 2003, from U.S.$7.4 million in 2002. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 16% in 2002 to 14% in 2003. The overall decrease was primarily due to a reduction in sales expense of U.S.$1.4 as a result of reduced provisions for uncollectible accounts receivables following our significant effort to improve the aging of receivables and the collection of receivables that were provisioned for, partially offset by U.S.$0.7 million increase attributable to the consolidation of Playboy TV Latin America.

         Marketing and sales expenses for broadcast television and radio increased U.S.$1.1 million, or 23.4%, to U.S.$5.8 million in 2003, from U.S.$4.7 million in 2002. Marketing and sales expenses for broadcast television and radio as a percentage of broadcast television and radio revenues increased to 17% in 2003 compared to 16% in 2002. The increase is attributable to a U.S.$1.3 million increase in agency commissions for Chilean television and radio as a result of the increase in revenues and a U.S.$0.4 million increase in marketing expenses for our Chilean television and radio as part of the efforts to maintain and increase ratings and market share, partially offset by reduced marketing and sales expenses in Radio Sarandi of U.S.$0.6 million as a result of the reorganization of the operation in an effort to adjust to the lower revenue level.

         Marketing and sales expenses for Internet and broadband represented U.S.$0.1 million for 2003, which reflect the reduction of expenses in the Internet and broadband division from 2002 expense of U.S.$1.0 million.

         Corporate and Administration Expenses

         Corporate and administration expenses increased U.S.$1.5 million, or 9%, to U.S.$18.6 million in 2003 from U.S.$17.1 million in 2002. Corporate and administration expenses as a percentage of net revenues remained unchanged at 23% for both 2003 and 2002.

         Corporate and administrative expense for pay television increased U.S.$2.1 million, or 26%, to U.S.$10.1 million in 2003 from U.S.$8.0 million in 2002. Corporate and administration expenses for pay television as a percentage of pay television revenues increased to 21% for 2003 compared to 17% in 2002. The increase in corporate and administration expenses for pay television was primarily attributable to an expense increase of U.S.$1.0 million related to the transfer of corporate and administrative personnel formerly employed by the Internet division to our pay television division, approximately U.S.$0.2 related to the appreciation of the Argentine currency, and increased legal and audit expenses as a result of the negotiations with the remaining holders of the 11% Senior Notes due 2005.

         Corporate and administrative expenses for broadcast television and radio decreased U.S.$0.1 million, or 3%, to U.S.$3.5 million in 2003 from U.S.$3.6 million in 2002. Corporate and administration expenses for broadcast television and radio as a percentage of broadcast television and radio net revenues decreased to 10% in 2003 from 13% in 2002 due to a stable level of expenses in Chile and a U.S.$0.1 million reduction in the expenses related to Radio Sarandi.

         Corporate and administrative expenses for Internet and broadband decreased U.S.$0.9 million, or 56%, to U.S.$0.7 million in 2003 from U.S.$1.6 million in 2002. The decrease in corporate and administration expenses for Internet and broadband was primarily attributable to the transfer of personnel and related expenses that were not specifically related to our Internet from our Internet division to our pay television division.

         Finally, expenses at the corporate department of Claxson increased U.S.$0.3 million to U.S.$4.3 million in 2003 from U.S.$4.0 million in 2002. The increase is primarily attributable to the U.S.$0.7 million increase in the accrual of personnel compensation related to senior management bonuses, partially offset by reduced insurance premiums as a result of the elimination of directors’ insurance for El Sitio, Inc.

         Depreciation and Amortization

         Depreciation and amortization expenses decreased U.S.$6.3 million, or 51%, to U.S.$6.0 million in 2003 from U.S.$12.3 million in 2002. Depreciation and amortization expenses as a percentage of net revenues decreased to 7% in 2003 from 16% in 2002. This decrease is due to the extension by the Chilean government of the life of the license for a significant number of our radio concessions which decreased our amortization expense by $2.0 million for the year, a U.S.$5.9 million decrease in depreciation related to our Internet assets as a result of the full depreciation of a majority of these assets in 2002, and a reduction in pay television depreciation as a result of the full depreciation during 2002 of assets related to information systems and implementations that were not going to be used by us and that represented U.S.$1.5 million of depreciation during 2002

         Other Income (Expense)

         Other income (expense), which principally consists of foreign currency exchange loss, net, interest expense, interest income, and other miscellaneous income (expenses) consisted of net expenses of U.S.$5.5 million in 2003 compared with net expenses of U.S.$54.8 million in 2002. This change resulted primarily from a foreign currency exchange gain of U.S.$9.1 million in 2003 compared to a foreign exchange loss of U.S.$61.3 million in 2002, due primarily to the stabilization of the exchange rate of the Argentine Peso against the U.S. dollar in 2003 and a decrease in interest expense of U.S.$10.2 million as a result of our debt restructuring whereby we were required to expense all future interest payments on our 8.75% Senior Notes due 2010 at issuance in 2002.

         Share of Loss from Unconsolidated Affiliates

         Share of loss from unconsolidated affiliates represents our proportionate share of the net income or loss from DMX MUSIC Latin America and other companies in which we have investments. For 2002, in addition to our interest in DMX MUSIC Latin America, loss from unconsolidated affiliates represented our proportionate share of the net income or loss of Playboy TV International, Playboy TV Latin America, and The Locomotion Channel. Our share of loss from unconsolidated affiliates increased U.S.$7.0 million to a gain of U.S.$0.3 million in 2003 from a loss of U.S.$6.7 million in 2002. The increase is due to the divestiture of our interest in companies that had net losses, primarily the renegotiation with Playboy Enterprises, Inc which resulted in a net loss of U.S.$9.3 million in 2002, and the sale of our share of The Locomotion Channel which generated a net gain of U.S.$1.6 million in 2002.

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

	Year Ended December 31,
	2001					2002
		Broadcast	Internet				Broadcast	Internet
	Pay	Television	and			Pay	Television	and
	Television	and Radio	Broadband	Corporate	Total	Television	and Radio	Broadband	Corporate	Total
	(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$60,173	$—	$20	$—	$60,193	$31,493	$—	$73	$—	$31,566
Advertising	8,264	28,289	731	—	37,284	2,260	28,166	121	—	30,547
Production services	2,516	—	—	—	2,516	7,081	—	—	—	7,081
Other	6,444	—	—	—	6,444	5,358	412	(4)	—	5,766

Total net revenues	77,397	28,289	751	—	106,437	46,192	28,578	190	—	74,960
Operating expenses:
Product, content and technology	27,692	13,304	1,836	—	42,832	16,142	16,722	1,846	—	34,710
Marketing and sales	15,731	5,036	987	—	21,754	7,434	4,655	1,001	—	13,090
Corporate and administration	13,178	4,281	1,697	4,915	24,071	8,016	3,582	1,554	4,012	17,164
Depreciation and amortization	20,548	6,135	588	—	27,271	5,297	4,771	3,473	(1,237)	12,304
Merger, restructuring and severance	3,552	866	450	—	4,868	—	—	—	—	—

Operating income (loss)	$(3,304)	$(1,333)	$(4,807)	$(4,915)	$(14,359)	$9,303	$(1,152)	$(7,684)	$(2,775)	$(2,308)

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

     Subscriber-Based Fees

         Subscriber based fees decreased U.S.$28.6 million, or 48%, to U.S.$31.6 million in 2002 from U.S.$60.2 million in 2001.

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

         Our principal liquidity and capital resources needs in the future include the debt service on our outstanding debt, which will require principal and interest payments of approximately U.S.$12.8 million in 2004, and the payment of U.S.$1.5 million in obligations under payment agreements related to the cancellation of merger related expenses with investment bankers. We believe that our cash, cash equivalents and investments, and other working capital resources (including the issuance of debt instruments) will be sufficient to meet our capital resources and liquidity requirements through 2004. A failure to meet our business plan objectives could result in an inability to meet our obligations when due. Our liquidity may be limited if we are not able to negotiate extended payment terms with the remaining holders of Imagen Satelital’s 11% Senior Notes due 2005.

         Our principal sources of liquidity and capital resources consist of our balance of cash and cash equivalents, cash from operations and, to lesser degree, debt financing.

         At December 31, 2003, we had total cash and cash equivalents of U.S.$7.7 million, as compared to U.S.$8.1 at December 31, 2002.

         As of December 31, 2003, we had approximately U.S.$76.2 million in long-term debt and U.S.$11.9 million in short-term debt, as compared to U.S.$80.8 million in long-term debt and U.S.$11.7 million in short-term debt, at December 31, 2002. Our debt included U.S.$61.6 million under Claxson’s 8.75% Senior Notes due 2010 (which includes U.S.$20.2 million in future interest payments as required by accounting principles applicable to us due to the debt restructuring of our 11% Senior Notes due 2005), and U.S.$15.4 million under a syndicated bank facility payable through 2006, which has subsequently been refinanced to mature through 2009. Since year-end 2002 we were able to exchange U.S.$3.2 million of Imagen 11% Senior Notes due 2005 into other debt, including new 6.25% Senior Notes due 2013 of Imagen Satelital. The remaining U.S.$2.3 million principal amount of Imagen’s 11% Senior Notes due 2005 that are outstanding continue to be in default and are classified as short-term. The indenture for the 8.75% Senior Notes and the syndicated bank debt agreement restrict the ability of some of our operating subsidiaries from, among other things, incurring additional indebtedness and paying dividends.

         Cash flow provided by operating activities was U.S.$13.7 million in the twelve months ended December 31, 2003 compared to U.S.$2.0 million in 2002. This increase is due to our improved operating performance and the result of our strong collection effort that enabled us to reduce the number of days that our receivables are outstanding while maintaining the same terms with our providers, which helped improve our working capital position.

         Capital expenditures of U.S.$2.6 million were made in the twelve months ended December 31, 2003 primarily in connection with general equipment maintenance and upgrades compared to U.S.$1.6 million in 2002. Cash provided by investing activities during the twelve months ended December 31, 2003 included U.S.$0.8 million from the sale of Cl@se and other non-strategic assets, and U.S.$0.4 million in dividends from minority interests. Investments made during the year 2003 included U.S.$2.4 million related to the final installments of the payment of the purchase price for a minority stake in our Chilean operations, and U.S.$1.9 million for the payment of certain capitalizable transaction costs related to the merger transaction.

         Cash used in financing activities during the year 2003 was U.S.$7.9 million as compared to cash used in financing activities of U.S.$13.0 million for 2002. During 2003 we paid U.S.$7.2 million of principal payments under Radio Chile’s syndicated credit facility, as well as other miscellaneous debt. In addition, during the year 2003 we made extraordinary cash payments of U.S.$1.4 million related to the Imagen’s 8.75% Senior Notes due 2010.

Research and Development, Patents and Licenses, etc.

         Not Applicable

Trend Information

         For a description of the trends affecting our business see Item 3D “Risk Factors” and Item 5 “Operating and Financial Review and Prospects.”

Item 6. Directors, Senior Management and Employees

         A. Directors and Senior Management

         The following table presents the names of our members of the board of directors as of June 1, 2004, their ages, the date each member accepted office and the date of expiration of their current term:

		Current Position	Term
Name	Age	Held Since	Expiration
Roberto Vivo-Chaneton	51	September 21, 2001	2004
Carlos Bardasano	59	September 21, 2001	2004
Eric C. Neuman	58	September 21, 2001	2004
Ana Teresa Arismendi	38	April 30, 2002	2004
Frank Feather	61	September 21, 2001	2004
John A. Gavin	72	September 21, 2001	2004
Gabriel Montoya	35	April 30, 2002	2004
José Antonio Rìos	57	September 21, 2001	2004
Emilio Romano	39	November 12, 2001	2004
Marcos Clutterbuck	33	August 23, 2002	2004
Ricardo Verdaguer	53	September 21, 2001	2004
Luis Villanueva	47	April 30, 2002	2004

         Mr. Vivo-Chaneton is the chairman of the board of directors and Messrs. Bardasano and Neuman are vice chairmen of the board of directors.

         Each member of the board of directors serves for a period ending at each annual meeting of our shareholders, which generally will be held during the last quarter of each year.

Executive Officers

         The following table sets forth the names of each of our and our subsidiaries’ executive officers as of June 1, 2004, their ages, the position they hold in Claxson and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since
Roberto Vivo-Chaneton	51	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	47	Chief Operating Officer – Pay Television	September 21, 2001
José Antonio Ituarte	44	Chief Financial Officer	January 1, 2002
Roberto Cibrian-Campoy	45	Executive Vice President – Broadband and Internet	September 21, 2001
Amaya Ariztoy	36	General Counsel	September 21, 2001
Mariano Varela	36	Senior Vice President – Sales and Marketing	January 1, 2003
Javier Urrutia	33	Executive Director – Chilevisión	January 8, 2004

			Current Position
Name	Age	Position	Held Since
Marcelo Zuñiga	54	Executive Director - Ibero American Radio Chile	August 30, 2002
Jaime De Aguirre Hoffa	52	Executive Director – Chilevisión (until Jan. 2004)	April 15, 2002

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

         Carlos Bardasano is director and vice chairman of our board of directors. Mr. Bardasano joined the Cisneros Group of Companies 38 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies. Mr. Bardasano served as president of the Venevision Television Network from 1993 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela. Mr. Bardasano has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

         Eric C. Neuman is director and vice chairman of our board of directors. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Digital Latin America, Media Capital and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Neuman has been appointed to our board of directors by our Class H common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

         Ana Teresa Arismendi is currently the executive vice president of finance and administration of Venevision Productions, the newly created television production unit of The Cisneros Group of Companies. She was previously managing director of the Chairman’s Office of the Cisneros Group of Companies in New York and came from senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining the Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organización Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela. Ms. Arismendi has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association-Voting Rights.”

         Marcos Clutterbuck is a Principle of Hicks, Muse, Tate & Furst Incorporated . He has been with Hicks Muse since 1998 and is currently based in the Buenos Aires office. Prior to joining Hicks Muse, Mr. Clutterbuck worked with R. Arriazu & Associates in Buenos Aires and with Mercer Management Consulting in Boston. He was also an assistant professor of Economics at the Universidad Católica Argentina. Mr. Clutterbuck also serves on the boards of several corporations, including Cablevisión S.A., International Outdoor Advertising and Editorial Atlántida S.A. Mr. Clutterbuck received a Licentiate in Economics from the Universidad Católica Argentina and his Masters of Business Administration degree from Stanford University, where he was designated an Arjay Miller Scholar, distinction awarded to the top 10% of the class. Mr. Clutterbuck has been appointed to our board of directors by our Class H common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

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

     John A. Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of International Wire Holdings, The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University. Mr. Gavin has been appointed to our board of directors by our Class H common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

     Gabriel Montoya is vice president of the office of the chairman and chief executive officer of the Cisneros Group of Companies since May 2004. Prior to his current position, he was managing director, assistant to the President of the Cisneros Group of Companies. Previously, Mr. Montoya was director of new business development at the Cisneros Television Group. Previously, Mr. Montoya was corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela (1990) and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela (1993). Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela. Mr. Montoya has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

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

     Emilio Romano is the chief executive officer of Mexicana Airlines. In 2001, he co-founded Border Group, LLC and served as an advisor to several entertainment and media companies. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including General Director of Revenue Policy and Federal Fiscal Attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

     Ricardo Verdaguer has served as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporación IMPSA S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds a Bachelor of Science degree in Engineering from Universidad Juan Agustin Mazza in Mendoza, Argentina. Mr. Verdaguer has been appointed to our board of directors by our Class F common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

     Luis Villanueva is the President and CEO of Venevision International LLC, a leading Spanish language entertainment company which engages in TV programming distribution and production, film distribution, music and theater, owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela. Mr. Villanueva has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association—Voting Rights.”

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

     Jaime De Aguirre Hoffa was Chilevisión’s Executive Director until January 2004. In January 2004, due to a criminal investigation related to the use of hidden cameras, Mr. Aguirre was temporarily replaced pending the outcome of the investigation but is still performing certain consulting services for Chilevision. See “Item 8A Consolidated Statements and Other Financial Information—Legal Proceedings.” Mr. Aguirre is an experienced Chilean television executive, prior to joining Chilevisión, Mr. Aguirre was Programming Director for 11 years at Television Nacional de Chile (TVN). Prior to joining TVN, de Aguirre was founding partner of the independent production firm Filmocentro. Mr. Aguirre holds studies in Law and is a Sound Engineer.

     Javier Urrutia is Executive Director of Chilevisión and General Secretary of Ibero American Radio Chile. Having worked as a lawyer in several prestigious Chilean law firms, he later became business editor of El Metropolitano Newspaper and subsequently its director until September 2001 when he was named General Secretary of Claxson Chile. Mr. Urrutia holds a law degree from Universidad de Chile and graduate degree in business law from Universidad Adolfo Ibañez in Chile. He also studied intellectual property in Geneva, Switzerland. Mr. Urrutia currently serves as director of the National Association of Television in Chile (Anatel).

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

     B. Compensation

     Each independent director and up to one director appointed by each of Hicks Muse and the Cisneros Group who is not an employee of each respective organization is entitled to receive $40,000 annually for service on our board of directors, payable quarterly. The directors who received the annual compensation for the year ended December 31, 2003, were Messrs. Rios, Romano and Feather, our independent directors, Mr. Gavin a non-employee director appointed by Hicks Muse and Mr. Verdaguer. In addition, each independent director is entitled to receive an additional $20,000 if he is a member of our Audit Committee. All directors receive reimbursement for out-of-pocket expenses incurred in connection with our board of directors meetings. (All options are vested and exercisable.)

     Prior to June 14, 2004, our non-independent directors were also entitled to an annual directors’ fee. With the exception of Mr. Gavin and Mr. Verdaguer, these fees were never paid. On June 14, 2004, in exchange for the renewal of the existing advisory fee agreement with the Cisneros Group (our Class C common shareholders), Hicks Muse (our Class H common shareholders) and the members of the founders of El Sitio (our Class F common shareholders), our non-independent directors (who are appointed by the Cisneros Group, Hicks Muse and the El Sitio founders), except for Mr. Gavin, who is a non-employee director appointed by Hicks Muse agreed to waive all unpaid fees and forego any annual directors’ fees in the future. See Item 7.B. “Related Party Transactions” for a description of the terms of the advisory fee agreement.

     In the year ended December 31, 2003, the aggregate amount of compensation paid to our nine executive officers as a group was approximately U.S.$2,759,696. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

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

     Shares Subject to Plan

     The 2001 share incentive plan provides that the maximum number of Class A common shares available for grant under the plan is 930,000. As of June 2004 all of the shares available for grant under the plan have been granted. The 2001 plan provides that no single participant may be granted share options covering in excess of 85,000 Class A common shares in any fiscal year, except that Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, has received an initial grant of share options covering 185,338 Class A common shares. The number of Class A common shares subject to these limits, as well as the number and kind of shares subject to outstanding awards, may be adjusted by the compensation committee or by our board of directors in the event of any change in corporate capitalization. On March 9, 2004, our board approved an amendment to the plan, subject to shareholder ratification, that increased to 225,000 the number of Class A common shares that each of our chief executive officer, chief financial officer, and the chief operations officer of our Pay Television Division may be granted in any fiscal year.

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

  Grant of Stock Options

     The chart below lists options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Business	Stock Options
Roberto Vivo	Corporate	185,338	*
Ralph Haiek	Pay TV	85,000	*
Roberto Cibrian Campoy	Broadband	27,800
José Antonio Ituarte	Corporate	60,000	*
Mariano Varela	Pay TV	9,500
José Maria Bustamante	Corporate	9,500
Amaya Ariztoy	Corporate	9,500
Alfredo Richard	Corporate	4,600
Leandro Feliz Añon**		27,800
Benjamin Moody**		19,511

           * Does not include options that were approved on March 9, 2004 by our board but are subject to shareholder ratification for Messrs. Vivo, Haiek and Ituarte to purchase an additional 218,227, 109,112 and 109,112 shares of Class A common shares, respectively, at an exercise price of $3.20 per share (the closing sales price of our stock for the date immediately preceding the date of grant) and vesting 60% on the second anniversary of the grant and 40% on the third anniversary of the grant.

           ** As per employment separation and post employment consulting agreement.

     The exercise price is the average of the closing price for the five-day trading period beginning on January 17, 2002, the date of grant which was U.S.$0.738. Except for the options granted to Leandro Añon and Benjamin Moody which are fully vested, the options vest in two tranches, 60% on the second anniversary of grant which are currently vested and exercisable and 40% on the third anniversary. Except for Roberto Vivo’s options which are exercisable for 10 years from the date of grant, the options are exercisable for five years from the date of grant.

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

  Audit Committee

     The audit committee consists of Frank Feather, José Antonio Ríos and Emilio Romano, all of whom are “independent” as that term is defined in relevant Securities and Exchange Committee rules. The audit committee:

•	is responsible for selecting and overseeing the engagement of our independent auditors;

•	reviews the results and scope of the audit and other services provided by our independent auditors;

•	reviews our financial statements;

•	reviews and evaluates our internal control functions and financial reporting process; and

•	review and approve all related party transactions.

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

     D. Employees

     As of December 31, 2003, our consolidated businesses had an aggregate of 954 full-time employees. Our wholly owned pay television businesses had 439 full-time employees, of whom 67 worked in our Miami offices, 360 in our Buenos Aires offices, and 12 employees in our Mexico, Bahamas and Brazil offices. Our broadcast business had 482 full-time employees as of the same date, of whom 120 worked for Radio Chile, 208 worked for Chilevisión, 119 worked for our administrative and other staff areas in Claxon Chile and 35 worked for the Sarandi Radio Group. Of the 482 employees of our broadcast radio and television businesses, 447 worked in our Chile offices and 35 worked in our Uruguay offices.

     At December 31, 2003, our Internet and broadband business had 27 full-time employees.

     At December 31, 2003, our executive offices, comprised of the office of the chairman of the board and chief executive officer and the chief financial officer, had 6 full-time employees.

     As of December 31, 2003, our non-consolidated joint venture, DMX Music Latin America, had an aggregate of 5 full-time employees.

     Our employees work in a variety of departments, including programming and production, sales and marketing, creative, engineering and operations, and finance and administration. From time to time, we employ independent contractors to support our production, creative, talent and technical departments.

     Chilevisión is party to a collective bargaining agreement with two unions: the Sindicato de Empresa Chilevisión, S.A. and the Sindicato Nacional de Trabajadores No. 2 de los Departamentos de Prensa y Administración RTU. Approximately 196 of Chilevisión’s employees are represented by these unions and a total of 208 employees are covered by the collective bargaining agreement. The employees covered by the collective bargaining agreement are at-will employees and occupy non-managerial positions in various areas of Chilevisión. The collective agreement with the Chilean unions will expire on August 31, 2004. We have started negotiations with the union regarding the renewal.

     Our subsidiary, Canal Joven S.A., which operates the MuchMusic channel in Argentina, is party to a statutory collective bargaining agreement, the terms of which are set forth in the National Collective Bargaining Agreement No. 131/75 (Convención Colectiva de Trabajo Nacional No. 131/75). Approximately 40 of Canal Joven’s employees are represented by the Argentine Television Union (Sindicato Argentino de Television) and are covered by the statutory collective bargaining agreement. Since the agreement is statutory, it will continue to be in effect until either Canal Joven or the union decide to terminate it, in which case the parties would need to negotiate a private collective bargaining agreement.

     Imagen, the operator of the Space, I.Sat, Retro, FTV, and Infinito channels, has entered into a private collective bargaining agreement with the union representing its employees rather than adopt the terms of the statutory collective bargaining agreement set by Argentine law. The Imagen collective bargaining agreement will expire on November 1, 2005.

     We believe that our relations with our employees are generally good.

     E. Share Ownership

     See Item 6, Section B “Compensation” and Item 7, Section A “Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

     A. Major Shareholders

Ownership of Major Shareholders

     The following table presents, as of June 1, 2004, the beneficial ownership of our Class A common shares by:

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

		Percentage
	Number of	of Class A	Number of	Number of	Number of
	Class A	common	Class C	Class F	Class H
	common	shares	Common	Common	Common
Beneficial Owner	shares	(%)(1)	Shares	Shares	Shares
1945 Carlton Investments LLC(2)(21)	4,709,769	24.3	1
1947 Carlyle Investments LLC(3)(21)	4,709,769	24.3	1
Ricardo J. Cisneros(4)(21)	4,709,769	24.3
Gustavo A. Cisneros(5)(21)	4,709,769	24.3
Hicks, Muse(6)(21)	6,940,449	35.8			1
Thomas O. Hicks(6)	6,940,449	35.8
IMPSAT Fiber Networks, Inc(21)(22)	—	*		1
Militello Limited(21)(22)	—	*		1
RC Limited(21)(22)	79,236	*		1
SLI.com, Inc.(21)(22)	489,417	2.5		1
Tower Plus International(21)(22)	133,538	*		1
Roberto Vivo-Chaneton(7)(21)(22)	993,779	4.7		1
Carlos Bardasano (8)	5,000	*
Eric C. Neuman(9)	7,500	*
Ana Teresa Arismendi (10)	5,465	*
Gabriel Montoya (11)	5,865	*
John A. Gavin (12)	5,000	*
Ricardo Verdaguer(13)	135,000	*
Frank Feather (14)	5,000	*

		Percentage
	Number of	of Class A	Number of	Number of	Number of
	Class A	common	Class C	Class F	Class H
	common	shares	Common	Common	Common
Beneficial Owner	shares	(%)(1)	Shares	Shares	Shares
José Antonio Rìos (15)	5,000	*
Emilio Romano (16)	5,000	*
Luis Villanueva (17)	5,000	*
Marcos Clutterbuck (18)	—	*
Ralph Haiek	7,400	*
José Antonio Ituarte	—	*
Roberto Cibrian Campoy(19)(20)(21).	79,236	*		1
Amaya Ariztoy	865	*
Mariano Julian Varela	2,433	*
Marcelo Zuniga	—	*
Javier Urrutia	—	*
All directors and executive officers as a group (19 persons)	1,188,408	6.4

*	indicates less than 1%

(1)	Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 4,709,769 Class A common shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 4,709,769 Class A common shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 4,709,769 Class A common shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(5)	Includes 4,709,769 Class A common shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(6)	Includes:

•	5,589,525 Class A common shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	1,014,813 Class A common shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	217,360 Class A common shares held of record by HMLA 1-SBS Coinvestors, L.P.;

•	107,945 Class A common shares held of record by HMTF Holdings;

•	807 Class A common shares held of record by Mr. Hicks; and

•	Options to acquire 10,000 Class A common shares granted to Mr. Neuman and Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan, which were assigned by Mr. Neuman and Mr. Clutterbuck to Hicks, Muse Co. Partners, L.P. on October 7, 2003.

Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A common shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1—SBS Coinvestors, L.P. John R. Muse, Andrew S. Rosen, Joe Colonnetta, Jack D. Furst, Dan H. Blanks, Eric C. Neuman, Peter Brodsky and Lyndon Lea are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A common shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; and HMTF Holdings. Each of Messrs. Hicks, Muse, Rosen, Colonnetta, Furst, Blanks, Neuman, Brodsky and Lea disclaims the existence of a group and disclaims beneficial ownership of Class A common shares not owned of record by him.

(7)	Includes 473,691 Class A common shares which Militello Limited, an entity wholly owned by Roberto Vivo-Chaneton, transferred to Mr. Vivo-Chaneton on December 30, 2002. In addition, it includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 111,203 shares of Class A common shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(8)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Bardasano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(9)	Consists of 7,500 Class A common shares held directly by Mr. Neuman. Excludes options to acquire 5,000 shares of Class A common shares granted to Mr. Neuman under the Claxson 2001 Share Incentive Plan which are currently exercisable but were assigned to Hicks, Mose Co. Partners L.P. on October 7, 2003. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A common shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A common shares not owned of record by him.

(10)	Includes options to acquire 5,000 Class A common shares granted to Mrs. Arismendi under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(11)	Includes options to acquire 5,000 Class A common shares granted to Mr. Montoya under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(12)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Gavin under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(13)	Includes beneficial ownership of 130,000 Class A common shares attributable to Ricardo Verdaguer as a result of his controlling interest in Tower Plus International and options to acquire 5,000 shares of Class A common shares granted to Mr. Verdaguer under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(14)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Feather under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(15)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Rios under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(16)	Consist of options to acquire 5,000 Class A common shares granted to Mr. Romano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(17)	Consist of options to acquire 5,000 Class A common shares granted to Mr. Villanueva under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(18)	Excludes options to acquire 5,000 Class A common shares granted to Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan which are exercisable within 60 days and were assigned to Hicks, Muse Co. Partners L.P. on October 7, 2003.

(19)	Includes 79,236 Class A common shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife.

(20)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the board of directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(21)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

Voting

     See Item 10, Section B “Memorandum and Articles of Association”.

     B. Related Party Transactions

     The following discussion presents related party transactions involving Claxson, 1945 Carlton/1947 Carlyle (Cisneros Group), Hicks Muse and/or El Sitio, including their respective affiliates, and our executives/employees and directors for the period beginning January 1, 2003 through June 15, 2004.

     DirecTV Latin America distributes all of our channels pursuant to affiliation agreements. Members of the Cisneros Group of Companies own approximately 21% of DirecTV Latin America which currently distributes the following channels on a pan-regional basis: Playboy TV, Spice Live, Venus, Infinito, MuchMusic, the DMX MUSIC Latin America channels, Retro, FTV, Cl@se and HTV and the recently launched pay-per-view channel, the G Channel. DirecTV Latin America also distributes Space and I.Sat in the Southern Cone. On February 2004 we entered into new affiliation agreements with DirecTV Latin America. The affiliation agreements expire in December 2005 for our basic channels and in December 2004 for our premium and pay-per-view channels and grant DirecTV Latin America the right to distribute our channels in certain Latin American markets in exchange for a per subscriber, local currency denominated license fee for our basic channels and a percentage of revenues for our premium channels.

     Imagen Satelital and CableVisión S.A., a cable operator in Argentina, entered into an affiliation agreement effective as of January 1, 2003 through December 31, 2005. Funds affiliated with Hicks, Muse, Tate & Furst Incorporated own approximately 50% of CableVisión. The affiliation agreement provides for the distribution of the following channels: Space; I.Sat; Retro; Infinito; FTV; MuchMusic and Crónica for the basic tier; Playboy and Venus as a premium channels and pay-per-view service.

     In Venezuela, a number of Claxson’s pay television channels are distributed pursuant to an affiliation agreement between a subsidiary of Claxson and Corporación Telemic S.A., which is also known as Intercable. A fund affiliated with Hicks, Muse, Tate & Furst Incorporated has a significant equity interest in Intercable. Due to the currency devaluation and foreign currency control system imposed in Venezuela, the parties renegotiated the agreement to provide that the license fees be paid in local currency. In January 2004, we renewed this affiliation agreement until December 2004.

     For the year ended December 31, 2003, we realized approximately U.S. $16.4 million in aggregate revenues from our affiliation agreements with DirecTV Latin America, CableVisión and Intercable.

     In May 1997, Imagen Satelital entered into an agreement with Venevision International LLC, a member of the Cisneros Group, for the sub-license of various movie titles distributed by BMG Ariola Argentina, S.A. for broadcast and pay television distribution in Argentina, Uruguay, Paraguay and Chile. As of June 2001, Imagen Satelital had paid only a portion of the license fees due under the program license agreement. BMG, Imagen Satelital and Venevision International entered into a release and settlement agreement on July 24, 2001 under which BMG agreed to grant Imagen Satelital a license to use the movie titles for six years. In 2003, Imagen Satelital paid U.S.$500,503 to BMG to settle the outstanding disputes.

     On June 19, 2000, Playboy TV International entered into a program license agreement (as amended by letters dated July 27, 2001 and October 4, 2001) with Venevision International LLC, a member of the Cisneros Group, pursuant to which Venevision International distributes certain Playboy television programs on broadcast television in Latin America, Portugal and Spain. The license fee was U.S.$525,000 for 2003. This Agreement was assigned to Playboy TV Latin America as part of the Playboy TV Latin America restructuring.

     On March 28, 2001, Chilevisión entered into an agreement to license to Venevision International Corporation, a member of the Cisneros Group, rights to broadcast and pay television distribution of certain original programming to be produced by Chilevisión during a three year, renewable term. The distribution rights cover the United States, Latin America, the Caribbean and Spain. The license fee was U.S.$65,000. The contract was not renewed upon expiration.

     In March 2004, Chilevision licensed from Venevision International the broadcast rights for a television series for a license fee of up to U.S.$75,000. Venevision International is a member of the Cisneros Group.

     From time to time, the Kitchen, our dubbing and post production facility in Miami provides dubbing and other post production services to Venevision International, a member of the Cisneros Group, for a fee negotiated on a case by case basis.

     A subsidiary of Claxson is the exclusive affiliate sales representative of Venevision Continental, a pay television channel that is wholly owned by members of the Cisneros Group. With the exception of DirecTV Latin America, for which Claxson receives no commission, Claxson receives a 20% commission for affiliate sales. In addition, Claxson sub-leases satellite space for the carriage of Venevision Continental as well as office and studio space. A subsidiary of Claxson is also the advertising sales representative of Venevision Continental.

     Effective January 1, 2003, Claxson sold the Cl@se channel to the Cisneros Group for U.S. $208,000. As part of the transaction, Claxson will continue to provide services to Cl@se, including:

•	affiliate sales services for the representation of the Cl@se channel in sales to cable operators in Latin America in exchange for a 20% sales commission. In June 2004, Claxson ceased to be the sales agent for Chase and will only provide administrative sales support in exchange for a 5% commission based on sales.

•	creative services for on- and off-air promotions for an annual fee;

•	certain management services for an annual fee;

•	program origination, playback, signal distribution, satellite transponder, uplink and other technical services for an annual fee; and

•	sublease of office space.

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

     On July 1, 2003, Imagen Satelital (successor in interest to El Sitio Management, S.A.) entered into an agreement with Cablevision, S.A. (owner and operator of the subscriber based broadband service known as Fibertel). Under such agreement Fibertel pays Imagen $5,000 pesos per month and 90% for the revenues derived from all online and pay-per-view transactions. Funds affiliated with Hicks, Muse, Tate & Furst Incorporated hold an approximately 50% ownership interest in Cable Visión S.A. Under the terms of the memorandum of understanding, Fibertel will guarantee to Claxson payment of 100% of all revenue derived from the first 1,000 subscribers to Fibertel’s online games service. In addition, Fibertel would pay to Claxson 50% of all revenue derived from all online games subscribers beyond the first 1,000.

     On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One, today known as Radio Disney). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton and one of the beneficial owners of one of our Class F shares of common stock, Guillermo Liberman (the owner of SLI.com), each owns a 25% equity interest in Sarandi. We have also negotiated an option with Sarandi which would grant us the right to acquire the company holding the Sarandi radio concession. Should we choose to exercise the option, the option price may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise and all amounts previously paid by us in lease monthly payments will be applied towards the option payment. On August 1, 2003, we renegotiated the terms and conditions of the option and the lease and co-management agreement. Pursuant to these renegotiations, we reduced the original exercise price of the option by 50% (the ultimate option exercise price will depend on when it is exercised, ranging from US$3,346,000 to US$3,793,200) and reduced the monthly payments due under the lease and co-management agreement from $60,000 to $36,000.

     Claxson has agreed to pay certain advisory fees to 1945 Carlton/1947 Carlyle (our Class C shareholders), Hicks Muse (our Class H shareholders) and the El Sitio founders (our Class F shareholders) for so long as each such shareholder owns at least three percent of Claxson’s outstanding common shares during a three year term from September 21, 2001. Claxson is required to pay to each of 1945 Carlton/1947 Carlyle and Hicks Muse U.S.$150,000 per year and the El Sitio founders, as a group, U.S.$50,000 per year. On June 14, 2004, the disinterested directors of the Claxson board of directors approved the renewal of the existing advisory agreement for an additional 3 year term (from September 2004 through September 2007). Claxson approved this renewal in exchange for a waiver and termination of all unpaid and future director’s fees ($40,000 annually per director) for those directors designated by Hicks Muse, Cisneros Group and the El Sitio founders, provided that the Cisneros Group and Hicks Muse are still entitled to designate up to one director that is not an employee of either company who will receive director fees for $40,000 per year. Hicks Muse designated Mr. Gavin as such director.

     On June 21, 2004, our audit committee and the disinterested directors of our board approved the issuance of convertible debentures in an amount up to U.S.$5 million. On July 8, 2004, we executed agreements with Mr. Vivo-Chaneton (our Chairman and Chief Executive Officer), Mr. Haiek (our Pay Television Chief Operating Officer) and Mr. Ituarte (our Chief Financial Officer) for the purchase of U.S.$2.0 million of convertible debentures. These convertible debentures may be converted to our Class A common shares at a conversion price of U.S.$3.24 per share (based on the average stock price over the five days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture. Although we have no formal commitment, we are in negotiations with the Cisneros Group for the sale of the remaining amount of the convertible debentures that has been approved by our board. We expect to conclude the funding process in the next 30 days.

     Commencing on December 2003, our United States based office contracted local and long distance telephone services and internet connectivity services from Global Crossing Ltd. Mr. Jose A. Rios, a director of our board, is the president of international operations for Global Crossing Ltd.

     Since December 2001, Imagen Satelital receives connectivity services for nine connections among Claxson’s different locations and the Internet from IMPSAT Fiber Networks. Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, used to be a director of IMPSAT. Ricardo Vedaguer, a director of Claxson, is the president and chief executive officer of IMPSAT.

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

     In April 2003, we were advised that the global settlement discussions between the Lead Plaintiffs and our insurer (on El Sitio’s behalf) to resolve all of the plaintiffs’ claims against the 310 issuer defendants in the consolidated proceeding had reached an advanced stage. On May 16, 2003, the independent directors on our board of directors authorized our management to allow El Sitio to participate in the proposed settlement. Among other things, the proposed settlement would result in a broad release of claims against El Sitio, its officers and directors, and other issuers, and their officers and directors without a direct financial contribution by El Sitio. The proposed settlement would require El Sitio to assign to the plaintiffs certain claims it potentially could bring against its underwriters arising from its initial public offering, and to release or waive certain other legal rights it may have, including recovery of attorneys’ fees spent to date. The proposed settlement would not release claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The settlement is subject to court approval, and satisfactory finalization of the settlement papers.

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

     On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of one of our subsidiaries, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Camara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. On June 25, 2002, Claxson was formally served with the summons and complaint in our executive offices in Buenos Aires, claiming U.S.$14 million in damages. We responded to the claim on August 2002 by requesting the judge to reject such claim. Currently the case is in the discovery phase. We believe New Yetem’s claims are without merit. Nonetheless, in the unlikely event New Yetem should prevail, we believe the actual damages are likely to be significantly lower than the U.S.$14 million claimed. On June 17, 2003, Imagen Satelital, received a police search order issued by a lower Criminal Court in Buenos Aires to seek information as part of a criminal accusation against Mr. Vivo, our chief executive officer, and Mr. Cibrian, our executive vice president of our Broadband and Internet division. Imagen provided the requested information. The initial phase of a criminal investigation is confidential and therefore we have no further information about the alleged charges or merits thereof.

     The Chilean Antitrust General Attorney was conducting a confidential, general investigation regarding the level of concentration in the radio broadcasting industry in Chile. On June 27, 2001, the Commission asked Radio Chile to provide certain information regarding its business and operations. Radio Chile complied with this request and submitted the requested information on September 11, 2001. No further petition or notice has been received by Radio Chile, and we believe that this investigation has been closed.

     If the Chilean Antitrust Commission were to reopen its investigation and find an unacceptable level of concentration in the radio broadcasting industry, it may order a variety of relief measures, including one or more of the following:

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

     Claxson cannot predict the outcome of the investigation if it is reopened or whether the investigation will be reopened or will lead to further information requests or other actions by the Commission that might affect Radio Chile.

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

     On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. Immediately following the exchange offer and consent solicitation, U.S.$5.5 million principal amount of the Old Notes remained outstanding.

As of June 1, 2003, all but U.S.$2.3 million of the remaining principal amount of the Old Notes has been exchanged. The holders of some of these outstanding Old Notes filed various lawsuits, some with preventative injunctions, to collect certain principal and/or interest payments for the Old Notes, including a petition for the bankruptcy of Imagen. As of June 2004, we had settled most of these lawsuits and claims and were not aware of any claims related to the Old Notes. Nonetheless, it is possible that if we are unable to successfully negotiate an acceptable exchange offer with the remaining holders of the Old Notes that they will commence proceedings against us which would negatively impact our financial performance.

     In December 2003, due to Chilevisión’s use of hidden camera recordings made and/or broadcast by Chilevisión as part of its investigative reporting on high profile news of local interest, certain officers and journalists of Chilevisión, including Chilevisión’s then executive director, Jaime de Aguirre, were named the subject of several criminal investigations in Chile. No formal criminal charges have been brought against any of Chilevisión’s employees and no civil actions have been filed against Chilevisión or its employees. However, since Chilean regulations prohibit any person from serving as an executive director of a television station who is the subject of a criminal action Chilevisión’s then executive director, Jaime de Aguirre, has been temporarily replaced with a new executive director pending the outcome of the investigation. However, Mr. Aguirre continues to provide certain services to our Chilean broadcast division as a consultant. These proceedings have been of high profile in the Chilean media and although we cannot predict their outcome, we believe that the allegations are without merit and have retained counsel to vigorously defend Chilevisión and its employees.

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

     A. Listing Details

Listing Details

     The following table sets forth, for the periods indicated, the reported high and low prices for our Class A common shares, as reported by Nasdaq for the Nasdaq National Market prior to June 12, 2001, by Nasdaq for the Nasdaq SmallCap Market from June 12, 2001 until December 17, 2002 and the OTC Bulletin Board thereafter.

	Sales Prices
Fiscal Year Ended December 31,	High	Low
2001	U.S.$3.2344	U.S.$1.4219
2002	1.4000	0.0600
2003	3.0500	0.1600

	Sales Prices
	High	Low
2002
First Quarter	1.4063	0.3125
Second Quarter	0.4400	0.0600
Third Quarter	0.3600	0.0700
Fourth Quarter	0.9900	0.0600
2003
First Quarter	0.2900	0.2300
Second Quarter	0.5700	0.1600
Third Quarter	1.0000	0.3300
Fourth Quarter	3.0500	0.5500
2004
First Quarter	6.3500	2.6000
Second Quarter	5.8000	2.5000

The following table sets forth, for the most recent six months, the high and low prices for the Class A common shares, as recorded by the OTC Bulletin Board.

	Sale Prices
	High	Low
June 2004	U.S.$3.9500	U.S.$3.0000
May 2004	5.2000	2.5000
April 2004	5.8000	4.7000
March 2004	6.3500	4.1500
February 2004	4.9000	3.1000
January 2004	4.6000	2.6000

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

     Any of our designed group of shareholders that has a right to designate directors to serve on the board of directors will lose those rights as follows:

•	when the shareholder owns less than 25% of the outstanding common shares, the shareholder would be able to designate two directors;

•	when the shareholder owns less than 15% of outstanding common shares, the shareholder could designate one director; and

•	if the shareholder owns less than 3% of the outstanding common shares, the shareholder would not have any right to designate directors to our board of directors.

     Prior to a group’s reduction in ownership percentage and loss of the right to elect directors attributable to the applicable group, the Class C Group, Class H Group and Class F Group will be able to remove any director elected by such group, and, in the event of such removal, will have the right to appoint a replacement director. So long as a group owns 3% or more, directors designated by that group may only be removed by the respective group which elected them to board.

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

  Redemption and Liquidation Rights

     Class A common shares are subject to redemption with the consent of the shareholders whose shares are to be redeemed for a fair value, except that Class A common shares owned by an entity for which more than 50% of the voting shares of such entity are owned by Claxson will be for any price at our option and without consent of the holders thereof. On the date on which the holder of the Class C, Class F and Class H common shares ceases to own 3% or more of our outstanding common shares, such shares are subject to redemption, purchase or acquisition for par value at our option.

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

     E. Taxation

     The following summary contains a description of the principal British Virgin Islands and U.S. federal income tax consequences of the ownership and disposition of a Claxson Class A common share. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of those securities. In particular, this summary deals only with holders that will hold Claxson Class A common shares as capital assets and does not address the tax treatment of a holder that may be subject to special tax rules, like a bank, an insurance company, a dealer in securities, a tax-exempt organization, a person that will hold Claxson Class A common shares in a hedging transaction or as a position in a “straddle,” “conversion transaction,” constructive sale or other integrated transaction for tax purposes, a person that has a “functional currency” other than the U.S. dollar, a person liable for alternative minimum tax, a partnership (or other entity treated as a partnership for U.S. federal income tax purposes), a person that owns or is treated as owning 10% or more of Claxson’s voting shares or a person who receives Claxson Class A common shares pursuant to the exercise of employee share options or otherwise as compensation. Each holder of a Claxson Class A common share should consult his own tax advisers as to his personal tax consequences, which may vary for investors in different tax situations.

     This summary is based upon tax laws of the British Virgin Islands and the United States and applicable regulations, judicial decisions and administrative pronouncements as in effect on the date hereof. Those authorities are subject to change or new interpretations, possibly with retroactive effect.

British Virgin Islands Tax Considerations

     Claxson is exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by it to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any of Claxson’s shares, debt obligations or other securities, including its Class A common shares. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of Claxon’s shares, debt obligations or other securities, including its Class A common shares. There is no comprehensive income tax treaty in force between the British Virgin Islands and the United States, although there is a tax information exchange agreement.

U.S. Federal Income Tax Considerations

     As used below, a “U.S. holder” is a beneficial owner of a Claxson Class A common share that is, for U.S. federal income tax purposes,

•	a citizen or resident alien individual of the United States,

•	a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax without regard to its source or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

     For purposes of this discussion, a “non-U.S. holder” is not included in the definition of a U.S. holder.

Taxation of Dividends

     U.S. holders. In general, subject to the PFIC rules discussed below, a distribution on a Claxson Class A common share will constitute a dividend for U.S. federal income tax purposes to the extent made from Claxson’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds Claxson’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Claxson Class A common share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     The gross amount of any dividend on a Claxson Class A common share will be subject to U.S. federal income tax as foreign source dividend income. If a dividend is paid in a currency other than the U.S. dollar, the amount of the dividend will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of currency other than the U.S. dollar generally will be treated as U.S. source ordinary income or loss. For purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.” However, if Claxson is a “United States-owned foreign corporation”, for foreign tax credit limitation purposes, dividends it pays in any year will be U.S. source income in proportion to the percentage of Claxson’s earnings and profits in that year that are attributable to U.S. sources (provided at least 10% of Claxson’s earnings and profits are so attributable). For this purpose, Claxson will be treated as a United States-owned foreign corporation if 50% or more of the voting power or value of its shares is owned, directly or indirectly, by United States persons. A dividend will not be eligible for the corporate dividends received deduction.

     Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Claxson Class A common share before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Claxson Class A common share will be a qualified dividend if (i) the Claxson Class A common shares are readily tradable on an established securities market in the United States, and (ii) Claxson was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Claxson Class A common shares are listed on the OTC Bulletin Board and thus currently do not qualify as readily tradable on an established securities market in the United States. The Internal Revenue Service has stated that it continues to consider whether, for future years, shares listed on the OTC Bulletin Board will qualify as readily tradable on an established securities market in the United States and whether any such qualification should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under Securities and Exchange Commission or exchange rules, or issuer disclosure or determinations regarding PFIC, FPHC or FIC status. Based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC or FIC for U.S. federal income tax purposes for its 2003 taxable year. In addition, based on Clasxon’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Claxson does not anticipate becoming a PFIC or FIC for its 2004 taxable year. For a discussion of Claxson and the FPHC rules, see “Taxation—U.S. Federal Income Tax Considerations—Foreign Personal Holding Companies” below. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether, if the Claxson Class A common shares become readily tradable on an established securities market in the United States and otherwise qualify for the reduced tax rate on dividends, Claxson will be able to comply with them. Holders of Claxson Class A common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate.

     Non-U.S. holders. A dividend paid to a non-U.S. holder on a Claxson Class A common share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. federal income taxation on a net income basis on income from the Claxson Class A common share). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

     U.S. holders. Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Claxson Class A common share, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Claxson Class A common share and the amount realized on the sale or other disposition, each determined in U.S. dollars. Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss generally will be a U.S. source loss.

     In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

     Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of a Claxson Class A common share unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. federal income taxation on a net income basis on income from the Claxson Class A common share), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

     A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC for U.S. federal income tax purposes for its 2003 taxable year. In addition, based on Claxson’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Claxson does not anticipate becoming a PFIC for its 2004 taxable year.

     In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to certain exceptions, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

     If Claxson is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Claxson Class A common share and (ii) any “excess distribution” by Claxson to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Claxson Class A common share exceed 125% of the average annual taxable distributions the U.S. holder received on the Claxson Class A common share during the preceeding three taxable years or, if shorter, the U.S. holder’s holding period for the Claxson Class A common share). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Claxson Class A common share, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns a Claxson Class A common share during any year Claxson is a PFIC must file Internal Revenue Service Form 8621.

     The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat Claxson as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns a Claxson Class A common share and if Claxson complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of Claxson’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from Claxson would qualify for the 15% maximum tax rate on dividends described above if Claxson is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. If Claxson is treated as a PFIC, Claxson intends to notify U.S. Holders and provide them each year with the information required for the QEF election. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned a Claxson Class A common share and Claxson is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which Claxson does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

     In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in Claxson Class A common shares will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election is made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which Claxson does not satisfy the tests to be a PFIC. In general, the Claxson Class A common shares will be marketable stock if they are traded, other than in de minimis quantities, on a qualified exchange on at least 15 days during each calendar quarter. Under current law, the mark-to-market election would not be available to a U.S. holder since the OTC Bulletin Board, on which Claxson’s Class A Common Shares trade, is not a qualified exchange within the meaning of the Code.

Foreign Personal Holding Companies

     If five or fewer individuals who are United States citizens or residents in the aggregate own, or under attribution rules are treated as owning, more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60%, or 50% in certain circumstances, of the “gross income” of that foreign corporation in a taxable year is foreign personal holding company income, that corporation will be an FPHC in that year. Foreign personal holding company income includes dividends, interest, certain rents and royalties and net gains from the sale of stock or securities.

     If a foreign corporation is an FPHC, United States persons that own shares in the FPHC, directly or indirectly through foreign entities, regardless of the size of their shareholding and regardless of whether they are individuals, generally will be subject to current U.S. federal income tax on a pro rata portion of the FPHC’s undistributed net income for the taxable year. In addition, a dividend from a foreign corporation that otherwise would qualify for the 15% maximum tax rate does not qualify for that rate if the foreign corporation is an FPHC in either the taxable year of the dividend or the preceding taxable year. Further, those United States persons who acquire shares in a foreign corporation from decedents generally will not receive a “stepped-up” tax basis in those shares if the foreign corporation was an FPHC in the year preceding the year of the decedent’s death. Instead, those United States persons will have a tax basis equal to the lower of the fair market value of the shares and the decedent’s tax basis. United States persons that under these rules are required to include in income undistributed taxable income for a taxable year and that own at least 5% of the value of the FPHC’s shares are required to comply with certain reporting requirements under the Code.

     Based on shareholder data available to it, Claxson believes it did not satisfy the FPHC stock ownership test for its 2003 taxable year. However, Claxson has not undertaken any comprehensive study to determine whether it or any of its subsidiaries was or is an FPHC. Claxson believes that, on a separate-company basis, it and certain of its subsidiaries that are holding companies satisfied the FPHC income test in 2003 but that none of those companies should have had any undistributed net income in 2003 that would be taxable to Claxson shareholders if it were an FPHC. It is possible that one or more of Claxson’s other non-U.S. subsidiaries has satisfied or will satisfy the FPHC income test in a given year. Although Claxson believes, based on shareholder data available to it, that it did not satisfy the FPHC stock ownership test in 2003, the determination whether Claxson satisfied the stock ownership test can depend on a number of factors outside the scope of Claxson’s knowledge, including the application of broad constructive ownership rules, changes in residence or citizenship of shareholders or of persons who own Claxson Class A shares indirectly or constructively, and transfers of direct, indirect or constructive ownership of Claxson Class A common shares by purchase, gift, bequest, death or otherwise. Accordingly, Claxson cannot provide assurance that it was not an FPHC in 2003 or has not or will not become an FPHC in 2004 or thereafter.

Information Reporting and Backup Withholding

     Dividends paid on, and proceeds from the sale or other disposition of, a Claxson Class A common share to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

  Interest Rate Sensitivity

     As of December 31, 2003, we had U.S. $88.1 million in total debt, U.S.$ 61.6 million due under our 8.75% senior notes due 2010 (U.S.$20.3 million of which represented future interest payments), U.S.$17.6 million under a subsidiary’s senior secured credit facility payable through 2006 which we have subsequently refinanced with a facility maturing in 2009, U.S.$3.0 million due under Imagen’s 11% senior notes due 2005, and U.S.$2.7 million under Imagen’s 6.25% senior notes due 2013. The senior notes have a fixed interest rate and are denominated in U.S. dollars and the senior secured credit facility has a floating interest rate equal to the Chilean tasa activa bancaria, which is a published Chilean prime rate, plus 250 basis points. The senior secured credit facility is denominated in unidades de fomento, which is equivalent to the inflation adjusted Chilean Peso.

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

     For debt obligations, the following table presents principal cash flows and related fixed and weighted average interest rates by expected maturity dates. The following table presents relevant information relating to our long-term debt interest rate risk:

Twelve Months Ended
December 31,	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total	Fair Value
Long-Term Debt:
11% Senior Notes due 2005	2,320	—	—	—	—	—	—	—	—	—	2,320	855
Fixed U.S. Rate	11%	—	—	—	—	—	—	—	—	—
6.25% Senior Notes due 2013	—	—	—	—	—	—	—	—	1,150	1,150	2,300	N/A
Fixed U.S. Rate	—	—	—	—	—	—	—	—	6.25%	6.25%
8.75% Senior Notes due 2010	—	—	2,068	6,203	10,338	10,338	12,406	—	—	—	41,353	27,707
Fixed U.S. Rate	—	8.75%	8.75%	8.75%	8.75%	8.75%	8.75%	—	—	—
Syndicated Bank Facility	3,562	1,720	2,457	2,457	2,457	2,702	—	—	—	—	15,355	N/A
Average interest rate	7.25%	7.25%	7.25%	7.25%	7.25%	-7.25%	—	—	—	—
Other	1,635	1,353	1,048	1,262	41	—	—	—	—	—	5,339	N/A
Average interest rate (range)	9%	9%	9%	9%	5%

Notes:

(1)	There is no market for these securities. Fair value is estimated based on a conversion of 55% of the fair price of the 8.75% Senior Notes due 2010, which represents the conversion rate at the time of exchange offer and consent solicitation.

(2)	After the refinancing of the Radio Chile syndicated credit facility described in “Contractual Obligations and Commercial Commitments.”

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

     In Chile, the Chilean peso has been subject to large devaluation in the past, including a decrease of 11% in 1999, 9% in 2000, 17% in 2001, 9% in 2002 and a 17% appreciation for 2003, and may be subject to significant fluctuations in the future. Our operations may be affected by the continuing fluctuations in exchange rates between the Chilean peso and the U.S. dollar.

     The following table summarizes our monetary assets and liability exposure in foreign jurisdictions, including without limitation, Argentina, Chile, Brazil and Uruguay:

Monetary Assets and Liabilities Exposure
As of December 31, 2003
(In thousands of U.S. dollars)
	Monetary	Monetary	Net
Country	Assets	Liabilities	Exposure
Argentina	$6,776	$13,344	$(6,568)
Chile	155	4,104	(3,949)
Other(1)	1,827	1,126	701

Total	$8,758	$18,574	$(9,816)

(1)	Primarily represents Brazil and Uruguay.

     We do not currently hedge against currency exchange transaction risks, nor do we use derivative financial instruments for speculative trading purposes. We could, however, in the future engage in hedging activities against specific foreign exchange transaction risks.

     Foreign exchange net losses during fiscal year 2002 was U.S.$61.3 million while in 2003 we experienced a U.S. $9.1 million foreign exchange gain. At December 31, 2003, we had the equivalent of approximately U.S.$5.4 million in Argentine peso-denominated receivables and investments and U.S.$23.2 million in dollar-denominated receivables and investments.

Item 12.	Description of Securities Other than Equity Securities

     Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

     On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. The holders of some of these outstanding Old Notes had filed, or threatened to file, various lawsuits, some with preventative injunctions, to collect certain principal and/or interest payments for the Old Notes, including a petition for the bankruptcy of Imagen. We have been able to settle most of these cases; however as of June 1, 2004, U.S.$2.3 million of the remaining principal amount of the Old Notes had still not been exchanged. Our failure to successfully negotiate the exchange of these remaining Old Notes for new notes or other instruments at terms that are acceptable to both the holders and us, may adversely affect our financial performance. See Item 3D Risk Factors—“We may be exposed to litigation or other claims in Argentina by the holders of the remaining U.S.$2.3 million principal amount of Imagen Satelital’s 11% Senior Notes due 2005.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable

Item 15.	Controls and Procedures

  Evaluation of Disclosure Controls and Procedures

     As of the end of the period covered by this annual report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

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

  Changes in Internal Control Over Financial Reporting

     There were no changes in the Company’s internal controls over financial reporting that were identified in connection with the evaluation of our internal controls over financial reporting during the period covered by this annual report on Form 20-F that materially affected, or is reasonably likely to affect, our internal controls over financial reporting.

Item 16A	Audit Committee Financial Expert

     Our board of directors has determined that Mr. Rios qualifies as an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission and is “independent.” Since, we are not currently listed on any national securities exchange, in determining that Mr. Rios is “independent,” our board of directors has relied on the independence requirements of the National Association of Securities Dealers Marketplace Rules.

Item 16B	Code of Ethics

     We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer and senior financial officers, including our Chief Financial Officer. A copy of the Code of Business Conduct and Ethics has been filed as an exhibit to this Annual Report on Form 20-F.

Item 16C	Principal Accountant Fees and Services

     Deloitte & Touche LLP audited our financial statements for the years ended December 31, 2003 and 2002. The table below provides information concerning fees for which we were billed for the last two fiscal years for services rendered by Deloitte & Touche LLP:

Description of Fees	Amount of Fees
	2003	2002
	(in thousands of U.S. Dollars)
Audit Fees	$611	514
Audit-Related Fees	29	52
Tax Fees	240	260
All Other Fees	—	13

Total	$880	839

Audit Fees—These fees were primarily for professional services rendered by Deloitte & Touche LLP in connection with their audit of our annual consolidated financial statements and reviews of the consolidated financial statements included in our quarterly press releases for the first three fiscal quarters of our fiscal years ended December 31, 2003 and 2002. Those fees also include audits of subsidiaries and joint ventures which we consolidate, as well as review procedures and consents related to SEC, and other local filings.

Audit-Related Fees—These fees were primarily for services rendered by Deloitte & Touche LLP for matters such consultation on Sarbanes-Oxley Act compliance, accounting standards and transactions.

Tax Fees—These fees were for services rendered by Deloitte & Touche LLP for assistance with tax return preparation and tax consultation.

Other Fees—Other fees paid to Deloitte & Touche LLP relate primarily to the auditing of number of subscribers for one of our customers.

Item 16D	Exemptions from the Listing Standards for Audit Committees

     Not Applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not Applicable.

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

     The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.

Item 19.	Exhibits

(a)	Index to Financial Statements.

Report of Deloitte & Touche LLP for Claxson Interactive Group and Subsidiaries F-3

(b)	List of Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxon Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A.

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group, Inc. Stockholders and Claxson Interactive Group, Inc.

Exhibit Number	Description of Documents
4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.5	First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.6	Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7	Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17, 1997), dated as of April 3, 2003, by and between PanAmSat International Systems, Inc. and Claxon USA Inc., formerly known as Cisneros Television Services, Inc.

4.8	Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001 which is incorporated herein by reference).

*4.9	Second Amended and Restated Operating Agreement for Playboy TV – Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.10	Playboy TV – Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV – Latin America, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

Exhibit Number	Description of Documents
*4.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV – Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.12	Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.13	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

8.1	List of Significant Subsidiaries

11.1	Claxson Interactive Group Inc. Code of Business Conduct and Ethics

12.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.

*Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 15, 2004	Date:/s/ Roberto Vivo-Chaneton
	Name:	Roberto Vivo-Chaneton
	Title:	Chief Executive Officer and Chairman of the Board

July 15, 2004	Date:/s/ Jose Antonio Ituarte
	Name:	Jose Antonio Ituarte
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Claxson Interactive Group Inc. and subsidiaries	F-3

[This Page Intentionally Left Blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Claxson Interactive Group Inc.:

We have audited the accompanying consolidated balance sheets of Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”) as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive (loss) income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Claxson’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Claxson at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Claxson will continue as a going concern. As described in Note 1 to the consolidated financial statements, Claxson’s operating history and its liquidity constraints raise substantial doubt about Claxson’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, Claxson changed its method of accounting for goodwill in 2002 to conform to the requirements of Statement of Financial Accounting Standards No. 142.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
July 15, 2004

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003
(In thousands of U.S. dollars except per share data)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,072	7,682
Restricted investments	750	213
Accounts receivable, net	19,448	20,091
Due from related parties	11,166	5,179
Other current assets	7,877	7,388

Total current assets	47,313	40,553
RESTRICTED INVESTMENTS	750	750
PROPERTY AND EQUIPMENT, NET	18,573	19,107
PROGRAMMING RIGHTS, NET	5,554	4,679
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	1,025	1,061
INVESTMENTS IN DEBT AND EQUITY SECURITIES	448	54
BROADCAST AND TELEVISION LICENSES, NET	18,065	21,160
GOODWILL, NET	51,837	53,627
OTHER ASSETS, NET	4,057	4,348

TOTAL ASSETS	$147,622	$145,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$14,011	$12,409
Due to related parties	3,931	2,347
Accrued compensation	2,470	2,641
Other current liabilities	11,901	9,889
Current portion of programming rights obligations	9,899	10,082
Current portion of long-term debt	11,667	11,925
Unearned revenue	4,238	3,538

Total current liabilities	58,117	52,831

LONG-TERM LIABILITIES:
Programming rights obligations, net of current portion	2,302	1,885
Long-term debt, net of current portion	80,821	76,194
Other long-term liabilities	2,023	3,308

Total long-term liabilities	85,146	81,387

MINORITY INTEREST	1,164	1,128

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY:
Preferred shares; $1.00 par value; 15,000,000 shares authorized, issued and outstanding as of December 31, 2002 and converted into 750,000 Class A common shares; $0.01 par value as of September 21, 2003	15,000	—
Class A common shares; $0.01 par value; 30,000,000 shares authorized, 18,677,993 and 19,427,993 shares issued and outstanding as of December 31, 2002 and 2003, respectively	187	195
Class C common shares; $1.00 par value; 2 shares authorized, issued and outstanding as of December 31, 2002 and 2003	—	—
Class F common shares; $1.00 par value; 7 shares authorized, issued and outstanding as of December 31, 2002 and 2003	—	—
Class H common shares; $1.00 par value; 1 share authorized, issued and outstanding as of December 31, 2002 and 2003	—	—
Additional paid-in capital	246,592	261,584
Deferred share-based compensation	(63)	(14)
Accumulated deficit	(268,562)	(260,225)
Accumulated other comprehensive income	10,041	8,453

Total shareholders’ equity	3,195	9,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$147,622	$145,339

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
Years Ended December 31, 2001, 2002 and 2003

(In thousands of U.S. dollars, except per share data)

	2001	2002	2003
REVENUES:
Subscriber-based fees	$60,193	$31,566	$38,932
Advertising	37,284	30,547	37,324
Production services	2,516	7,081	3,051
Other	6,444	5,766	2,480

Total revenues, net	106,437	74,960	81,787

OPERATING EXPENSES:
Product, content and technology	42,832	34,710	36,581
Marketing and sales	21,754	13,090	12,576
Corporate and administration	24,071	17,164	18,615
Depreciation and amortization	27,271	12,304	5,993
Merger, restructuring and severance expenses	4,868	—	—
Impairment of goodwill	—	—	2,758

Total operating expenses	120,796	77,268	76,523

OPERATING (LOSS) INCOME	(14,359)	(2,308)	5,264

OTHER INCOME (EXPENSE):
Interest expense	(13,062)	(12,422)	(2,246)
Interest income	554	748	136
Gain on debt restructuring	—	15,274	—
Foreign currency exchange (loss) gain	(29,565)	(61,349)	9,095
Other	(5,318)	2,961	(1,500)
Net (loss) income from unconsolidated affiliates	(19,097)	(6,746)	346

Other income (expense), net	(66,488)	(61,534)	5,831

(LOSS) INCOME BEFORE (PROVISION) BENEFIT FOR INCOME TAXES, MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(80,847)	(63,842)	11,095
(PROVISION) BENEFIT FOR INCOME TAXES	(4,166)	134	(2,804)

(LOSS) INCOME BEFORE MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(85,013)	(63,708)	8,291
MINORITY INTEREST	127	68	46

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(84,886)	(63,640)	8,337
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	(74,789)	—

NET (LOSS) INCOME	(84,886)	(138,429)	8,337

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized gain (loss) from investment in equity securities	26,196	(2,400)	(394)
Foreign currency translation	(26,123)	41,198	(1,194)

Other comprehensive income (loss), net	73	38,798	(1,588)

COMPREHENSIVE (LOSS) INCOME	$(84,813)	$(99,631)	$6,749

BASIC AND DILUTED NET (LOSS) INCOME PER COMMON SHARE:
(Loss) income before cumulative effect of change in accounting principle	$(4.58)	$(3.41)	$0.44
Cumulative effect of change in accounting principle	N/A	$(4.00)	N/A

Net (loss) income	$(4.58)	$(7.41)	$0.44

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	18,539	18,678	18,886

Diluted	18,539	18,678	18,980

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2001, 2002 and 2003

(In thousands of U.S. dollars)

Ibero-American
	Media Partners		Claxson Interactive Group
	Common		Preferred		Common
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, DECEMBER 31, 2000	2	$2	—	$—	—	$—
Capital contributions in anticipation of preferred shares	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—
Distribution to Predecessor shareholders	—	—	—	—	—	—
Merger transaction	(2)	(2)	—	—	18,539	185
Issuance of common shares for acquisitions	—	—	—	—	139	2
Issuance of preferred shares	—	—	15,000	15,000	—	—
Net loss	—	—	—	—	—	—
Change in unrealized gain from investment in Equity securities	—	—	—	—	—	—
Change in foreign currency translation	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2001	—	—	15,000	15,000	18,678	187
Deferred share-base compensation related to share options	—	—	—	—	—	—
Forfeited options	—	—	—	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Unrealized loss from investment in Equity securities	—	—	—	—	—	—
Change in foreign currency translation	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2002	—	—	15,000	15,000	18,678	187
Amortization of deferred share-based compensation	—	—	—	—	—	—
Conversion of preferred shares into common shares	—	—	(15,000)	(15,000)	750	8
Net income	—	—	—	—	—	—
Unrealized loss from investment in Equity securities	—	—	—	—	—	—
Change in foreign currency translation	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2003	—	$—	—	—	19,428	$195

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Deferred		Accumulated
		Share-		Other
	Additional	base	Accumu-	Comprehen-
	Paid-In	Compen-	lated	sive (Loss)
	Capital	sation	Deficit	Income	Total
BALANCE, DECEMBER 31, 2000	$254,540	$—	$(45,247)	$(28,830)	$180,465
Capital contributions in anticipation of preferred shares	3,553	—	—	—	3,553
Share-based compensation	658	—	—	—	658
Distribution to Predecessor shareholders	(1,210)	—	—	—	(1,210)
Merger transaction	3,566	—	—	—	3,749
Issuance of common shares for acquisitions	349	—	—	—	351
Issuance of preferred shares	(15,000)	—	—	—	—
Net loss	—	—	(84,886)	—	(84,886)
Change in unrealized gain from investment in Equity securities	—	—	—	26,196	26,196
Change in foreign currency translation	—	—	—	(26,123)	(26,123)

BALANCE, DECEMBER 31, 2001	246,456	—	(130,133)	(28,757)	102,753
Deferred share-base compensation related to share options	149	(149)	—	—	—
Forfeited options	(13)	13	—	—	—
Amortization of deferred share-based compensation	—	73	—	—	73
Net loss	—	—	(138,429)	—	(138,429)
Unrealized loss from investment in Equity securities	—	—	—	(2,400)	(2,400)
Change in foreign currency translation	—	—	—	41,198	41,198

BALANCE, DECEMBER 31, 2002	246,592	(63)	(268,562)	10,041	3,195
Amortization of deferred share-based compensation	—	49	—	—	49
Conversion of preferred shares into common shares	14,992	—	—	—	—
Net income	—	—	8,337	—	8,337
Unrealized loss from investment in Equity securities	—	—	—	(394)	(394)
Change in foreign currency translation	—	—	—	(1,194)	(1,194)

BALANCE, DECEMBER 31, 2003	$261,584	$(14)	$(260,225)	$8,453	$9,993

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

	Year Ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(84,886)	$(138,429)	$8,337
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of programming rights	8,836	4,903	4,623
Share-based compensation	658	73	49
Depreciation and amortization	27,271	12,304	5,993
Non cash interest expense	321	838	126
Preferred dividend receivable	(311)	(342)	—
Net loss (gain) on disposal of assets	2,439	567	(97)
Gain on sale of investment in unconsolidated affiliates	(478)	—	—
Exchange rate gain (loss)	29,565	61,349	(9,095)
Impairment of goodwill	—	74,789	2,758
Gain on debt restructuring	—	(15,274)	—
Gain (loss) from unconsolidated affiliates	19,097	6,746	(346)
Minority interest	(127)	(68)	(46)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,839)	6,976	3,858
Acquisition of programming rights	(4,741)	(2,273)	(2,785)
Due from related parties and other current assets	3,905	(6,018)	6,206
Other assets	7,619	(117)	503
Accounts payable, accrued expenses and other	(4,164)	28,721	(4,499)
Due to related parties	9,707	(3,591)	(1,585)
Programming rights obligations	(6,411)	570	(923)
Other long-term liabilities	(1,965)	(29,753)	577

Net cash provided by operating activities	3,496	1,971	13,654

CASH FLOWS FROM INVESTING ACTIVITIES:
Redemption of restricted investments	4,319	—	—
Acquisition of property and equipment	(6,288)	(1,605)	(2,583)
Net cash balance of newly consolidated affiliate	—	909	—
Acquisitions, net of cash acquired, and including transaction costs paid	8,788	(3,288)	(4,285)
(Investments in) distributions from unconsolidated affiliates	(10,078)	(130)	371
Sale of investments in affiliates	5,014	8,400	837
Investment in equity securities	(5,135)	—	—

Net cash (used in) provided by investing activities	(3,380)	4,286	(5,660)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under long-term debt	1,598	—	—
Repayments of long-term debt	(9,693)	(7,689)	(8,591)
Capital contributions	3,553	—	—
Payment of debt restructuring costs	—	(3,868)	—
Restricted cash released (deposited) in guarantee of Chilean syndicated loan	—	(1,500)	706
Capital contribution from minority shareholder	—	32	—

Net cash (used in) provided by financing activities	(4,542)	(13,025)	(7,885)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	1,107	(371)	(499)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,319)	(7,139)	(390)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,530	15,211	8,072

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,211	$8,072	$7,682

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (See Note 13)

See notes to consolidated financial statements

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

1. GENERAL BACKGROUND AND ORGANIZATION

     General — Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”, or the “Company”), a British Virgin Islands international business company, is a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson owns and operates several branded pay television channels, certain broadcast television and radio stations, and certain internet assets throughout Ibero America. Claxson has significant operations in Argentina and Chile, and is headquartered in Buenos Aires, Argentina and Miami, Florida. Claxson derives a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators that distribute Claxson’s branded television channels throughout Ibero America. Claxson also generates revenues from the sale of advertising time and, to a lesser extent, production services, management fees and other services.

     Organization — Claxson was incorporated as an international business company in the British Virgin Islands on October 16, 2000. Claxson was formed to combine the assets of Ibero-American Media Partners II, Ltd. (“Ibero American Media Partners”), El Sitio, Inc. (“El Sitio”), and certain other media businesses of the Cisneros Group under the terms of a combination agreement dated October 30, 2000, as amended on June 2, 2001 and August 22, 2001 and consummated on September 21, 2001. As the former shareholders of Ibero-American Media Partners became the majority shareholders in Claxson, Ibero-American Media Partners was deemed to be the acquiror for accounting purposes.

     The merger of El Sitio into a subsidiary of Claxson and the contribution of the shares representing interests in Rainbow Heights International, Ltd., 208 shares of ARTISTdirect Inc.(“ARTISTdirect”), a 50% interest in AEI Collingham Holdings Co. Ltd. (“DMX MUSIC Latin America”), and an 80.1% interest in Playboy TV International and PTVI US LLC (collectively “Playboy TV International”) to Claxson has been recorded in accordance with the purchase method of accounting in Claxson’s consolidated balance sheet at estimated fair value (other than the 18% of El Sitio already owned by Ibero-American Media Partners). Fair value was determined by reference to El Sitio’s average share price before and after execution and delivery of the amendments relating to the combination agreement.

     Background — Ibero-American Media Partners was incorporated as a company in the Cayman Islands on July 28, 1998 and did not have any operations prior to December 31, 1998. Ibero-American Media Partners was a joint venture between a member of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”). The “Cisneros Group” is a name used to describe a group of investments, joint ventures, strategic alliances and companies that are engaged in diversified consumer businesses, including broadcast and pay television, direct-to-home satellite television, content production and other entertainment, media and communications enterprises, and that are associated with Ricardo J. and Gustavo A. Cisneros and trusts established by them for the benefit of themselves and members of their families. On December 31, 1998, a member of the Cisneros Group (the “Contributing Shareholder”) contributed to Ibero-American Media Partners its ownership interest in certain entities in exchange for a 50% ownership interest in Ibero-American Media Partners. On the same date, Hicks Muse made a cash contribution of $78,900 in exchange for the remaining 50% ownership interest in Ibero-American Media Partners. Concurrent with these contributions, Ibero-American Media Partners purchased from the Contributing Shareholder its ownership interest in certain other entities for cash amounting to $78,900. These transactions were recorded at December 31, 1998 by carrying over the Contributing Shareholder’s historical carrying value in the net assets contributed to the extent that the Contributing Shareholder continued to have an interest in the contributed assets (i.e., 50%). The net assets attributable to the purchase of a 50% ownership interest by Hicks Muse have been recorded at their estimated fair values. These transactions resulted in additional goodwill of $54,172 above the goodwill that had been originally recorded on the Contributing Shareholder’s historical financial statements for previous acquisitions.

     Going Concern — The accompanying consolidated financial statements have been prepared with the assumption that Claxson will continue as a going concern. Claxson had incurred cumulative net losses of $268,562 from its formation through December 31, 2002, which included Claxson’s net loss of $138,429 for the year then ended. However, for 2003, Claxson had net income of $8,337. A major contributing factor to the cumulative loss has been

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

the negative impact of the monetary devaluation in Argentina and the economic unrest in Argentina and the rest of Latin America, where Claxson has significant operations. These matters have caused liquidity constraints resulting in a working capital deficiency of $12,278 as of December 31, 2003, and difficulties in meeting Claxson’s obligations when due.

     In an effort to achieve long-term profitability and improve liquidity, Claxson took certain steps during 2002 and 2003, including the disposition of non-strategic assets (see Note 3) and the restructuring of certain subsidiaries debt (see Notes 6 and 14). Although management is encouraged by Claxson’s 2003 performance, achieving long-term profitability is dependent on management’s ability to accomplish its business plan objectives, which includes projected revenue increases, stabilization of the economies in which Claxson operates, and the availability of additional liquidity. Claxson’s operating history and its liquidity constraints raise substantial doubt as to its ability to remain a going concern unless Claxson is successful in achieving these business plan objectives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation — The accompanying consolidated financial statements include the accounts of Claxson and its wholly and majority owned and controlled subsidiaries from the date of acquisition/contribution. All significant intercompany accounts and transactions have been eliminated in consolidation. The following are Claxson’s principal subsidiaries:

•	Imagen Satelital S.A. and subsidiaries, 100% owned;

•	Claxson Chile S.A. and subsidiaries, 100% owned;

•	Claxson USA II Inc. and subsidiaries, 100% owned;

•	Carson International Ltd., 100% owned;

•	El Sitio, Inc., 100% owned; and

•	Playboy TV Latin America, LLC and subsidiaries, 81% owned (see Note 3)

     Claxson also owned 100% of Rainbow Heights International Ltd. (“Rainbow”), which was sold to affiliates of the Cisneros Group effective as of January 1, 2003 (see Note 3).

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

     Claxson also held an 80.1% interest in Playboy TV International, LLC (“PTVI”) until December 23, 2002, when a new agreement was reached with Playboy Enterprises, Inc. and its affiliates (“PEI”). As part of the new agreement, Claxson transferred its 80.1% interest in PTVI, excluding the Latin America, Spain and Portugal territories, in exchange for PEI ´s release of Claxson from future capital commitments to that venture (see Note 3). Accordingly, as of December 31, 2002, the accompanying consolidated balance sheet of Claxson does not include any investment in PTVI. Prior to the renegotiation of agreements with PEI, Claxson did not control PTVI or PTVLA and, therefore, accounted for its interest in PTVI and PTVLA under the equity method of accounting.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

     Claxson retained its 81% interest in Playboy TV Latin America LLC (“Playboy TV Latin America” or “PTVLA”). As part of the new agreement, Claxson and PEI executed the Second Amended and Restated Operating Agreement for PTVLA whose provisions provided Claxson with management control of the venture, and therefore Claxson consolidated PTVLA as of December 23, 2002. Accordingly, PTVLA’s balance sheet is included in the consolidated balance sheets as of December 31, 2002 and 2003, and its operations for the eight day period from December 24 to December 31, 2002 and for the full year 2003, have been included in the consolidated statements of operations. Operations of PTVLA prior to December 24, 2002 were accounted for under the equity method of accounting.

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

     Fair Value of Financial Instruments — The fair value of financial instruments held by Claxson is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amounts of cash equivalents, accounts receivable and payable, accrued expenses, due to related parties and other current liabilities approximate their fair value due to their short-term nature. The carrying amounts of restricted investments and investments in equity securities approximate fair value based on current market prices and rates. The carrying amount of long-term liabilities, other than Imagen’s 11% Senior Notes due 2005, approximates fair value as determined based on rates estimated by Claxson to be currently available from other lenders. The fair value of Imagen’s 11% Senior Notes due 2005 and Claxson’s 8.75% Senior Notes due 2010, which are carried at $2,320 and $41,353, respectively, approximates $855 and $27,707, respectively, as of December 31, 2003 as determined by quoted market prices.

     Foreign Currency Translation/Foreign Currency Exchange Loss — Management has determined that the Argentine peso (“ARS”) is the functional currency of the Argentine subsidiaries and the Chilean peso is the functional currency of the Chilean subsidiaries. The financial statements of these subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Adjustments resulting from the translation of the financial statements from their functional currency to U.S. dollars are accumulated as other comprehensive (loss) income within shareholders’ equity and are not included in the determination of (loss) income for the relevant periods. For the years ended December 31, 2001, 2002, and 2003, these foreign currency translation amounts resulted in a (loss) gain of $(26,123), $41,198, and $(1,194), respectively.

     Certain assets and liabilities of these non-U.S. subsidiaries are denominated in currencies other than the functional currency; foreign currency exchange gains and losses on those assets and liabilities are included in the determination of income (loss) for the relevant periods. The decision of the Argentine Government on December 20, 2001, to preclude exchanges of ARS and U.S. dollars created a condition of non-exchangeability, which resulted in Claxson using the first subsequent free-floating rate (ARS 1.65 per U.S. dollar) for which transactions could be settled to remeasure Claxson’s Argentine subsidiaries’ financial position and results of operations. The ARS free market opened on January 11, 2002 and traded at 1.65 ARS to the U.S. dollar, with peaks of 3.90 ARS to the U.S. dollar in 2002, closing at 3.37 and 2.96 ARS to the U.S. dollar as of December 31, 2002 and 2003, respectively. This resulted in remeasurement (losses) gains of approximately $(29,565), $(61,349) and $9,095, which are reflected in net (loss) gain on foreign currency exchange in the accompanying consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003, respectively.

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
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

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

     Allowance for Doubtful Accounts Receivable — Claxson carries accounts receivable at the amount it deems to be collectible. Accordingly, Claxson provides allowances for accounts receivable deemed to be uncollectible based on management’s best estimates. Recoveries are recognized in the period in which they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount. The activity for the allowance for doubtful accounts receivable is as follows:

	Year Ended December 31,
	2001	2002	2003
Beginning balance	$4,460	$6,662	10,128
Acquired allowances	2,631	—	—
Provision	4,333	5,069	1,296
Write-offs, net	(1,523)	(1,327)	(4,598)
Exchange rate effect	(3,239)	(276)	304

Ending balance	$6,662	$10,128	$7,130

     Programming Rights — Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights. Programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods and anticipated usage of the program. Expected amortization for the year ending December 31, 2004 is estimated to be $5,251. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Claxson reduces the carrying value of the related programming rights accordingly. Claxson believes that these policies conform to Statement of Position No. 00-2, Accounting by Producers or Distributors of Films.

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

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

Buildings	20 – 50 years
Equipment	3 – 10 years
Leasehold improvements	5 – 7 years
Furniture, fixtures and other fixed assets	5 – 10 years

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

	December 31,
	2001	2002	2003
Investment at fair value	$8,290	$448	$54
Investment at original cost	6,727	1,285	1,285

Unrealized gain (loss) from investment	$1,563	$(837)	$(1,231)

     Claxson’s investments in equity securities are subject to equity price risk. Claxson has not taken any actions to hedge this market risk exposure.

     In March 2001, Claxson invested $5,135 (including expenses) in Series A Convertible Preferred Stock of Playboy.com, Inc. (the “Series A Preferred Stock”). As of December 31, 2001, Claxson accounted for its investment in the Series A Preferred Stock at cost plus accrued dividends. In December 2002, as part of the restructuring of the relationship with PEI, Claxson transferred its interest in Playboy.com, Inc. to PEI. (See Note 3).

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

	Year Ended December 31,
	2002	2003
Goodwill:
Pay Television	$27,960	$25,481
Broadcast television and Radio	23,598	28,146
Broadband and Internet	279	—

Total goodwill	$51,837	$53,627

     In accordance with SFAS No. 142, Claxson discontinued the amortization of goodwill effective January 1, 2002, and measured fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considered several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. As a result of this valuation, Claxson recorded in 2002 a goodwill impairment loss of $74,789 ($70,833 corresponding to the Pay Television segment and $3,956 to the Broadband and Internet segment) which is classified as a cumulative effect of a change in accounting principle.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

     In 2003, as a result of the annual valuation, Claxson recorded a goodwill impairment loss of $2,758 ($2,479 corresponding to the Pay Television segment and $279 to the Broadband and Internet segment) which is classified as operating expense in accordance with SFAS No. 142. However, because the goodwill of our Broadcast television and radio business is carried in Chilean pesos and translated for consolidation, the U.S. dollar value of goodwill increased as a result of a 21% appreciation of the Chilean Peso from December 31, 2002 to December 31, 2003.

     Prior to January 1, 2001, goodwill was amortized on a straight-line method over a 20-year period. Amortization of goodwill was $8,935 for the year ended December 31, 2001, and accumulated amortization amounted to $31,196. The following is a reconciliation of net loss and loss per share reported in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) to the pro forma amounts adjusted for the exclusion of goodwill amortization. The pro forma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization on net loss and loss per common share and are for comparative purposes only.

2001
Reported net loss	$(84,886)
Add: goodwill amortization	8,935

Adjusted net loss	$(75,951)

Net loss per common share basic and diluted	$(4.58)
Add: goodwill amortization	0.48

Adjusted net loss per common share basic and diluted	$(4.10)

     Remaining intangible assets consist of broadcast and television licenses and trademarks that are being amortized on a straight-line method over periods ranging from 5 to 30 years. As of December 31, 2002 and 2003, accumulated amortization of broadcast television and radio licenses amount to $10,283 and $13,274, respectively. Amortization of these intangible assets and trademarks was $4,664 in 2001, $2,978 in 2002 and $858 in 2003. It is anticipated that amortization expense will continue at approximately $1,400 annually for 2004 through 2008. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets are less than their carrying value.

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

     Three main customers accounted for 15%, 8% and 6% of net revenues for the year ended December 31, 2001, 15%, 4% and 3% of net revenues for the year ended December 31, 2002 and 16%, 5% and 3% of net revenues for the year ended December 31, 2003, respectively.

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
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

such employees. Compensation expense of $658 was recorded at the date of grant, based on the fair value of the shares at the date of grant.

     Advertising Expenses — Claxson expenses advertising costs as incurred. Advertising expenses totaled $4,613, $1,741 and $2,504 for the years ended December 31, 2001, 2002 and 2003, respectively.

     Barter Transactions — The Company enters into transactions that exchange advertising for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions are not material to the Company’s consolidated statement of operations for year ending December 31, 2001 and amount to $1,940 and $1,920 for years ending December 31, 2002 and 2003, respectively.

     Merger, Restructuring and Severance Expenses — Merger, restructuring and severance expenses consist primarily of severance costs related to organizational changes undertaken to take advantage of the synergies among the different business units and the corporate and administration areas of Claxson as a result of the 2001 merger transaction. Claxson has recorded such costs as they have been incurred. Severance expenses incurred during 2002 and 2003 were classified in the relevant account of operating expenses as they pertain to the ordinary course of business.

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

     Net Loss Per Common Share — Basic net income (loss) per common share is computed based on the average number of common shares outstanding and diluted net income (loss) per common share is computed based on the average number of common shares outstanding and, when dilutive, potential common shares from share options and warrants to purchase common shares using the treasury stock method and from convertible securities using the if-converted basis.

     New Accounting Pronouncements — In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Adoption on SFAS 145 precluded the gain on the exchange offer from being reflected as an extraordinary item.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires companies to recognize the costs associated with exit or disposal activities when they are incurred. Currently these types of costs are recognized at the time management commits the company to the exit/disposal plan in accordance with EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is effective for exit or disposal activities that are initiated subsequent to December 31, 2002. Application of the provisions of SFAS 146 did not have a material impact on the Company’s consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

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

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of FIN 45 did not have a material effect on the Company’s consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation-Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for a voluntary change from the intrinsic-value-based method of recognizing stock compensation expense under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, to the SFAS No. 123 fair-value-based method of accounting for stock-based employee compensation. Under the fair value method, the fair value of the stock options granted to employees is recognized as compensation expense over the service period (usually the vesting period). Under the intrinsic value method, compensation expense is recognized for options that are -in-the-money, thereby having intrinsic value, at the date of grant. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ended after December 15, 2002. The adoption of the disclosure provisions of SFAS 148 did not have a material effect on the Company’s consolidated financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” as further clarified and amended by the FASB’s issuance of a revision in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This interpretation applies immediately to variable interest entities created after January 31, 2003 and in the quarter ending March 15, 2004 for variable interests in variable interest entities created before February 1, 2003. The Company does not have any variable interest entities as defined in FIN 46. Accordingly, the Company has determined that it is not reasonably possible to consolidate or disclose information about a variable interest entity upon the adoption of FIN 46.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective for contracts entered into or modified after June 30, 2003, with certain exceptions. This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities". The adoption of this SFAS did not have a material effect on the Company’s consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for financial instruments entered into or modified after May 31, 2003, otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, with the exception of an indefinite deferral relating to application to limited life entities. This statement establishes standards for how an issuer must classify and measure certain financial instruments with characteristics of both

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

liabilities and equity, requiring an issuer to classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). The adoption of SFAS No. 150 did not result in the reclassification of any financial instruments in the Company’s consolidated financial statements.

     Reclassifications — Certain amounts in the consolidated financial statements previously presented have been reclassified to conform to the presentation for the current year.

3. ACQUISITIONS AND DISPOSALS

     As discussed in Note 1, Claxson was formed in September of 2001 through a combination and merger of Ibero-American Media Partners, El Sitio and certain other media assets of the Cisneros Group. The contribution of the assets of Ibero-American Media Partners, was recorded at historical carrying value. The contribution of El Sitio, Rainbow Heights International, Ltd., and the interests in ARTISTdirect, DMX LA, and Playboy TV International was recorded at estimated fair value. Claxson issued 5,505 shares with a fair market value of $39,097 for the contribution of assets to Ibero-American Media Partners. The purchase price allocation of the fair market value is as follows:

Cash and cash equivalents	$15,793
Accounts receivable, net	8,174
Other current assets	4,191
Property and equipment, net	2,400
Investment in unconsolidated affiliates	12,315
Investment in debt and equity securities	1,240
Other assets, net	2,897
Assumed liabilities	(7,913)

Total	$39,097

     The transaction was completed on September 21, 2001, and accordingly, the accompanying consolidated financial statements include the results of operations from the contributed assets for the period from that date to December 31, 2001. The pro forma information below displays the statement of operations as though the transaction had occurred as of the beginning of 2001. For comparative purposes, Claxson calculated net loss per common share using the weighted average number of common shares as of December 31, 2001.

2001
Revenues	$113,796
Operating loss	(60,595)
Net loss	(167,046)
Net loss per common share	(9.01)

     In 2001, Claxson acquired four entities for a total purchase price of $3,775, consisting of $925 in cash, $350 in Common Stock (139 Shares) and $2,500 in notes payable and assumption of debt. The assets of the entities acquired consisted primarily of distribution rights for a fashion oriented pay television channel (FTV) in Latin America and a 51% interest in an advertising representation entity in Brazil (Star TV).

     Sale of Unconsolidated Affiliates — On May 11, 2001, Kedar Enterprises Ltd., a subsidiary of Claxson, entered into an agreement with Caribbean Communications Networks Limited (“CCN”) for the purchase by the CCN Group Employees Share Ownership Plan of Kedar Enterprises’ entire equity stake in CCN for a purchase price of $5,000. The transaction resulted in a gain of approximately $600.

     On May 17, 2002, CGP, and Santori N.V., subsidiaries of Claxson, entered into an agreement with a subsidiary of Corus Entertainment Inc. (“Corus”) for the sale of CGP, Inc. and Santori N.V.’s entire equity stake in The Locomotion Channel and The Locomotion Channel B.V. for a sales price of $10,500. Of that amount, $2,100 was subject to a holdback in the event of economic changes that could impact revenue projections. Net gain on the sale of this investment amounted to $1,900, excluding the holdback. In June, 2004, Claxson collected $625 of the

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

amounts subject to the holdback as the final payment for the sale of Locomotion. As part of that transaction, Claxson continued to provide certain services to the channel including affiliate sales support in Latin America through July 31, 2003, and program origination and post-production services through December 31, 2003.

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

     Restructuring of the relationship with Playboy Enterprises Inc. (“PEI”) — In January 2002, Claxson began negotiating a restructuring of the PTVI joint venture in an effort to adjust the fixed cost structure and obligations owed to PEI by PTVI, resulting from PTVI’s lower than anticipated actual revenues. If Claxson had not restructured the PTVI joint venture agreement, Claxson would have been responsible for making additional capital contributions of up to $21,400 over the life of the joint venture. In addition, PTVI was obligated to pay an affiliate of PEI, $57,500 in several lump sum payments prior to September 2004.

     On December 24, 2002, Claxson, PEI, and their respective affiliates, completed the restructuring of their existing joint venture agreement for PTVI. Pursuant to the restructuring, Claxson transferred its 80.1% interest in PTVI (outside of Latin America, Spain and Portugal) to PEI, contributed the Venus channel to PTVLA and transferred its Series A Preferred Stock in Playboy.com to PEI.

     In exchange, Claxson was released from its capital commitments to PTVI, and revised the terms of the relationship with PEI in Latin America, Spain and Portugal. As a result, the Company, through a subsidiary, retained its 81% interest in PTVLA, and obtained management control of PTVLA. Consequently, after the restructuring, the Company operates all adult content operations (which include the Playboy TV, Spice Live and Venus channels) under the PTVLA joint venture. An affiliate of PEI will distribute the PTVLA programs in the US Hispanic market for a 20% distribution fee to the joint venture. The restructuring of the PTVI/PTVLA joint ventures resulted in the offset of various receivables and payables between Claxson and PEI and the removal of the carrying values of the assets relinquished which resulted in a loss of $2,931. Such amount is included in net loss from unconsolidated affiliates.

     Sale of Clase — On February 7, 2003 the Board of Directors of Claxson approved the sale and transfer of Rainbow Heights International Ltd (“Rainbow”), a British Virgin Islands international business company which owns and operates the Clase television channel (“Clase”), to the Cisneros Group. On June 11, 2003, Claxson and its subsidiaries executed agreements with affiliates of the Cisneros Group, all effective as of January 1, 2003, to sell Rainbow at book value. Accordingly, there was no gain or loss on the transaction. The Company decided to sell Rainbow, and initiated negotiations to accomplish this, prior to year-end 2002, and as a result classified its net investment in other current assets and the net income in other income (expenses).

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

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

	December 31,
	2002	2003
Land and buildings	$8,178	$9,424
Equipment and software	33,496	40,194
Leasehold improvements	7,887	8,886

Total	49,561	58,504
Less accumulated depreciation and amortization	(30,988)	(39,397)

Property and equipment, net	$18,573	$19,107

     Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $10,459, $9,179 and $4,966, respectively.

5. INVESTMENT IN UNCONSOLIDATED AFFILIATES

     Combined condensed financial information of significant investees as of December 31, 2002, and 2003 and for the years ended December 31, 2001, 2002 and 2003, is as follows:

     Balance sheet information:

	December 31,
	2002	2003
Current assets	$1,616	$2,028
Non-current assets	529	625

Total assets	$2,145	$2,653

Current liabilities	$287	$606
Equity	1,858	2,047

Total liabilities and equity	$2,145	$2,653

Claxson’s investment in unconsolidated affiliates	$1,025	$1,061

     Statement of operations information:

	Year Ended December 31,
	2001	2002	2003
Revenues	$57,658	$51,193	$3,038
Expenses	(84,001)	(54,754)	(2,105)
Other	(4,437)	(3,566)	(3)

Net (loss) gain	$(30,780)	$(7,127)	$930

Claxson’s share of (loss) income from unconsolidated affiliates	$(19,097)	$(6,248)	$346

     The statement of operations includes the effect of unconsolidated affiliates which were disposed of during the year through the date of disposal. Net loss from unconsolidated affiliates for the year 2002 also includes $1,900 of gain on the sale of Locomotion, and a loss of $2,931 related to the restructuring of the PTVI/PTVLA joint ventures (see Note 3).

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

6. LONG-TERM DEBT

     Long-term debt consists of the following:

	December 31,
	2002	2003
Senior Notes
11% Senior Notes due 2005, including accrued interest	$3,647	$2,928
8.75% Senior Notes due 2010 , including accrued interest	62,972	61,615
6.25% Senior Notes due 2013 , including accrued interest	2,605	2,746
Other Senior Notes, including accrued interest	—	244
Syndicated bank facility	17,578	15,447
Other long-term debt	5,686	5,139

Total	92,488	88,119
Less Current Portion:
11% Senior Notes due 2005	(3,647)	(2,928)
8.75% Senior Notes due 2010	(1,396)	(3,618)
6.25% Senior Notes due 2013	—	(80)
Syndicated bank facility	(5,699)	(3,654)
Other long-term debt	(925)	(1,645)

Long-term debt, net of current portion	$80,821	$76,194

     Senior Notes — In April 1998, Imagen issued $80,000 principal amount of 11% Senior Notes due 2005. The net proceeds (after deducting certain fees and expenses incurred in connection with the issuance of the Notes) amounted to approximately $79,000. Interest on the Notes is payable semiannually. On April 30 and November 1, 2002, Imagen failed to make the interest payments of $4,400 each on the Notes. The default accelerated the maturity of the Notes and accordingly, the Notes were classified as current at December 31, 2001. On November 8, 2002, the Company completed the Exchange Offer for the Imagen Notes. Claxson offered $0.55 in principal amount of its 8.75% Senior Notes due 2010 (the “New Notes”) in exchange for each $1.00 principal amount of the Notes. Claxson received valid tenders from holders representing $74,510 principal amount of the Notes, which represent 93.1% of the Notes. Pursuant to the Exchange Offer, Claxson issued $41,353 principal amount of New Notes.

     Under the terms of the New Notes, Claxson and Imagen guarantee, on a senior unsecured basis, the payment of the principal and interest on the New Notes issued by Claxson, as well as any additional amounts, extraordinary cash payments, or excess cash flow payments due on the New Notes, when and as they become due and payable.

     As the carrying amount of debt as of the date of restructuring (November 8, 2002), exceeded the total future cash payments specified by the new terms (including future interest, consent, legal, advisory fees and other direct transaction costs payments), the Company reduced the carrying amount of its debt to the total future cash payments, including future interest, specified by the new terms and recognized a gain on debt restructuring of $15,274. Accordingly, the Company does not recognize interest expense on the New Notes at each year-end, as all future interests are included in the carrying amount of the debt.

     On March 24, 2003, Imagen and certain Noteholders that did not participate in the Exchange Offer, entered into agreements by which certain Noteholders exchanged $2,300 in principal amount of the Notes for new notes in the same principal amount, payable in two equal installments of $1,150 due July 15, 2012 and 2013, and two extraordinary payments of $22, bearing interest at an annual rate of 6.25% from July 15, 2003, payable semi-annually on January 15 and July 15 (“Imagen 6.25% Senior Notes due 2013”). Restructured debt of $2,300 and related accrued interest, have been classified as long-term as of December 31, 2002 and 2003.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

     During the year 2003, Imagen and certain Noteholders that did not participate in the Exchange Offer entered into agreements by which Imagen exchanged $870 in principal amount of the Notes for other debt instruments with longer average term and reduced principal amount.

     Notes in the principal amount of $2,320 that were not exchanged as of the date of issuance of the accompanying consolidated financial statements, and $608 of related accrued interest, have been classified as current as of December 31, 2003.

     Syndicated Bank Facility — The Chilean syndicated bank facility consists of a term loan for an original amount of $35,000. The facility, originally maturing through 2005, is collateralized by Claxson’s Chilean radio assets, and guaranteed by Claxson’s Chilean subsidiary. Interest is payable quarterly at the local prime lending rate plus 2.50% through February 2, 2003, and 2.75% thereafter. The applicable interest rates were 6.74%, 6.00% and 4.19% for the years ended December 31, 2001, 2002 and 2003, respectively. The facility contains customary restrictive covenants.

     During 2002, Claxson was not in compliance with the coverage ratios required under the credit facility, primarily as a result of the devaluation of the Chilean peso against the US dollar. On December 12, 2002, Claxson completed the renegotiation of the terms of the syndicated bank facility with its lenders. The amended terms included: (i) the modification of financial covenant ratios, (ii) the extension of the term of the loan by one year to mature on May 5, 2006, and (iii) the increase in the interest rate by the local prime lending rate plus 2.75%. In addition, Claxson is required to maintain $1,500 in an escrow account until certain ratios are met. Chilevisión, Claxson’s broadcast television operation in Chile, guaranteed the Syndicated Credit Facility. In the event the funds in the escrow fall below $750, Claxson is obligated to increase the amount in the escrow account to reestablish a minimum level of $1,000. As of December 31, 2003, there was $963 in escrow.

     Other Long-Term Debt — Other long-term debt bears interest at rates ranging from 4% to 10% and has maturity dates ranging from 2004 through 2008. Certain other long-term debt is issued and collateralized by the assets of The Kitchen, Inc., one of Claxson’s subsidiaries.

     On March 25, 2003, Imagen renegotiated a portion of its other long-term debt and accordingly, principal of $611 was classified as long-term as of December 31, 2002.

     Aggregate maturities of long-term debt are as follows:

Twelve Months Ended December 31,
2004	$11,925
2005	6,708
2006	9,200
2007	13,363
2008	15,735
Thereafter	31,188

Total	$88,119

7. INCOME TAXES

     Certain subsidiaries of Claxson are subject to income taxes in various countries at statutory rates ranging from 15% to 35%. The (provision) benefit for income taxes is as follows:

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

	Year Ended December 31,
	2001	2002	2003
Current	$756	$652	$2,672
Deferred	3,410	(786)	132

Total provision (benefit) for income taxes	$4,166	$(134)	$2,804

     The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant of Claxson, the following reconciliation has been prepared utilizing the Argentine statutory tax rate.

	Year Ended December 31,
	2001		2002		2003
	Amount	%	Amount	%	Amount	%
Expected tax provision (benefit) using statutory tax rate	$(28,296)	(35)	$(48,520)	(35)	$3,883	35
Adjustment for operating losses in taxable jurisdictions	5,523	7	6,614	5	(892)	(8)
Adjustment for operating losses in non-taxable jurisdictions	12,181	15	10,336	7	781	7
Non-deductible goodwill in Argentina	2,504	3	17,859	13	—	—
Utilization of prior year losses in Argentina	(2,634)	(3)	—	—	—	—
Effect of differences in rates from Chile	(1,053)	(1)	(1,061)	(1)	741	7
Effects of change in valuation allowance	16,038	19	9,429	7	(4,654)	(42)
Gain on anticipated payment of long term debt (net present value)	—	—	3,143	2	1,182	10
Other items	(97)	—	2,066	1	1,763	16

Total provision (benefit) for income taxes	$4,166	5	$(134)	(1)	$2,804	25

     Net deferred income tax assets as of December 31, 2002 and 2003 are reflected in other current assets in the accompanying consolidated balance sheets and consist of the following:

	December 31,
	2002	2003
Net operating loss carryforwards	$35,922	$32,335
Intangible assets	228	(984)
Foreign currency items	2,214	2,104
Property, equipment, and other	(577)	3,636

Total	37,787	37,091
Valuation allowance	(37,195)	(36,631)

Net deferred tax asset	$592	$460

     Claxson has assessed the recoverability of the net deferred tax asset as of December 31, 2003 and believes that it is more likely than not that the deferred tax asset will be realized through future taxable income.

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
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

directors (whether or not they are employees) and executive officers of Claxson or affiliated companies. The Plan will terminate in 2011, unless sooner terminated by the Board of Directors.

     On January 17, 2002, Claxson granted options underlying 513,849 and 55,000 shares at an exercise price of $0.738 per share, to its executive employees and directors, respectively, resulting in deferred share-based compensation of $149. Those options have a five year term and different vesting periods. Amortization of deferred share-based compensation for the year ended December 31, 2003 was $49. As of December 31, 2003, 47,311 options are exercisable, and 75,300 have been forfeited during 2002.

     In January and April, 2004, 234,743 of the options outstanding to senior management and 50,000 of the options outstanding to directors, became vested. Accordingly, as of the date of issuance of the accompanying consolidated financial statements, 332,054 options outstanding are exercisable and 69,780 shares were issued as a result of options being exercised.

     On February 3, 2004, Claxson granted, subject to shareholder ratification, the remaining share options under the Plan underlying 493,549 shares at an exercise price of $3.20 per share, to certain executive employees, resulting in deferred share-based compensation of $131. Those options have a five year term, except for those options granted to the CEO which have a ten year term and vest 60% on February 2006 and 40% on February 2007.

9. PREFERRED SHARES

     In 2000 and 2001 Claxson issued an aggregate of 15,000,000 preferred shares as follows: 8,400,000 to the Cisneros Group; and 6,600,000 to Hicks Muse. These preferred shares were convertible, at the option of the holder, commencing twelve months after completion of the transaction and for a period of twelve months, into Class A common shares at a conversion ratio per share equal to the greater of $20.00 or the fair market value of the Class A common shares on the date of conversion. The preferred shares were automatically convertible into Class A common shares twenty four months after completion of the transaction. The preferred shares had the same voting rights as Class A common shares.

     On September 2003, 15,000,000 preferred shares were automatically converted into 750,000 Class A common shares at the conversion ratio of $20.00 per share.

10. SEGMENT INFORMATION

     Claxson currently has three business segments: Pay television; Broadcast television and radio; and Internet and broadband. These segments are consistent with the manner in which senior management analyzes and manages Claxson’s businesses. The primary measure used by senior management in analyzing and managing its business segments is operating income (loss). Segment information is as follows:

		Broadcast
	Pay	Television	Broadband
	Television	and Radio	and Internet	Corporate	Total
Year Ended December 31, 2001
Total net revenues	$77,397	$28,289	$751	$—	$106,437
Operating loss	(3,304)	(1,333)	(4,807)	(4,915)	(14,359)
Net loss	(65,390)	(8,226)	(6,355)	(4,915)	(84,886)
Total assets	172,130	82,379	23,493	—	278,002
Year Ended December 31, 2002
Total net revenues	$46,192	$28,578	$190	$—	$74,960
Operating income (loss)	9,303	(1,152)	(7,684)	(2,775)	(2,308)
Net loss	(116,363)	(7,331)	(13,549)	(1,186)	(138,429)
Total assets	69,000	73,053	6,650	(1,081)	147,622
Year Ended December 31, 2003
Total net revenues	$48,215	$33,394	$178	$—	$81,787
Operating income (loss)	7,266	4,928	(1,898)	(5,032)	5,264
Net income (loss)	13,289	2,953	(1,685)	(6,220)	8,337
Total assets	62,193	81,245	2,332	(431)	145,339

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

     A substantial portion of Claxson’s pay television and internet and broadband assets and operations are based in Argentina. Claxson’s broadcast television and radio assets and operations are primarily based in Chile.

11. COMMITMENTS AND CONTINGENCIES

     Commitments — Claxson contracts for certain services (up-linking of signals) and leases transponder capacity on certain satellites, office and warehouse space and equipment under agreements expiring at various dates through 2013. For the years ended December 31, 2001, 2002 and 2003, rent expense incurred by Claxson for these items totaled $4,946, $6,632 and $4,925, respectively.

     As discussed in Note 3 to the consolidated financial statements, under the restructuring of the relationship with PEI, the Company has a commitment to PEI for future minimum annual licensing fees of $4,000, annually.

     Aggregate future minimum payments under these noncancelable operating leases are as follows:

Twelve Months Ended December 31,
2004	$5,049
2005	4,096
2006	4,012
2007	3,712
2008	3,736
Thereafter	5,587

Total	$26,192

     Legal Proceedings — Four civil complaints were filed between June and July 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio’s initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose certain alleged actions on the part of the underwriters. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. Claxson believes that the allegations in the complaints relating to it and its directors and principal executive officers are without merit, and intends to defend vigorously itself and its directors and principal executive officers in these cases. In November, 2002, the plaintiffs dismissed its claims against the Company’s current and former officers and directors without prejudice. The Company’s motions to dismiss, as well as those of most of the other defendants, were denied in February 2003. On May 16, 2003, Claxson’s board of directors authorized El Sitio’s participation in a global settlement on the four civil complaints. Under the proposed settlement, El Sitio would be required to assign to the plaintiffs certain claims El Sitio could potentially bring against El Sitio’s underwriters arising from its initial public offering, and to release or waive certain other legal rights El Sitio may have, including recovery of attorneys’ fees spent to date. The proposed settlement would not release claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The settlement is subject to court approval, and satisfactory finalization of the settlement papers.

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

     On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction,

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

New Yetem requested that the judge compel legal representatives of a subsidiary of Claxson, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Cámara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. As of December 2002 New Yetem has filed a claim against El Sitio Argentina for $14,000. Counsel has advised that they believe New Yetem’s claims are without merit, and Claxson intends to defend this claim vigorously. Nonetheless, if New Yetem should prevail, Claxson believes the actual damages are likely to be much lower than the $14,000 claimed in damages. In addition, on June 17, 2003, Imagen Satelital received a police search order, issued by a lower Criminal Court in Buenos Aires, to seek information as part of a criminal accusation against Mr. Vivo, Claxson’s chief executive officer, and Mr. Cibrian, Claxson’s executive vice president of Broadband and Internet division. Imagen provided the requested information. The initial phase of a criminal investigation is confidential and therefore Claxson does not have any further information about the alleged charges or merits thereof.

     In December 2003, due to Chilevision’s use of hidden camera recordings made and/or broadcasted by Chilevision as part of its investigative reporting on high profile news of local interest, certain officers and journalists of Chilevision were named the subject of several pending criminal proceedings in Chile. No formal criminal charges have been brought against any of Chilevision’s employees and no civil actions have been filed against Chilevision or its employees. These proceedings have been of high profile in the Chilean media and although Claxson can not predict their outcome, it believes that the allegations in these proceedings are without merit and have retained counsel to vigorously defend Chilevision and its employees in these cases.

     From time to time, Claxson is involved in certain other litigation. Management believes that the ultimate outcome of any such litigation will not be significant to its financial position, results of operations or cash flows.

12. RELATED PARTIES TRANSACTIONS

     Management Services — Subsidiaries of Claxson perform management services for certain affiliates, including: cash management; accounting and financial reporting; facilities management and affiliated and advertising sales. For performing these services, the respective affiliates pay Claxson a commission fee on revenues, net of any advertising agency commission or discount or a fee for back office services. The Kitchen Inc., a subsidiary of Claxson, provides network playout, post-production services and language dubbing to affiliates and third parties. For the years ended December 31, 2001, 2002 and 2003, Claxson earned management, sales commissions and other service fees (included in other revenues) from these affiliates amounting to $9,566, $9,967 and $1,405, respectively. Included in due from related parties as of December 31, 2002 and 2003 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $2,705 and $1,049, respectively.

     Revenues — For the years ended December 31, 2001, 2002 and 2003, Claxson derived subscriber-based fees amounting to $22,626, $14,064 and $16,414, respectively, from affiliated distributors. These revenues do not include those of Clase and PTVLA, as they were not consolidated in Claxson’s consolidated statements of operations for the years ended December 31, 2001 and 2002. Included in accounts receivable as of December 31, 2002 and 2003 are $8,431 and $4,123, respectively, due from these affiliates. During the fourth quarter of year 2002, Claxson renegotiated its contract with DTVLA, reducing per subscriber rates and translating prices to local currencies, in exchange for a two year extension in the contract’s maturity and the grant of an option to launch a new channel.

     For the year ended and as of December 31, 2003, the Company derived $40 of other revenue and held $58 of accounts receivable, respectively, from an arrangement with a strategic partner in which one of our shareholders holds an equity interest.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003
(In thousands of U.S. dollars)

     Expenses — For the years ended December 31, 2001, 2002 and 2003, Claxson incurred expenses amounting to $1,009, $421 and $220, respectively, to affiliated distributors and service providers. Included in accounts payable as of December 31, 2002 and 2003, are $1,304 and $916, respectively, to these affiliated entities.

     Claxson has agreed to pay advisory fees to certain shareholders in an amount of $150 per year to each of the Cisneros Group and Hicks Muse and $50 to the El Sitio founders. Advisory fees incurred in relation to the agreement amounted to $97, $350 and $350 for the years ended December 31, 2001, 2002 and 2003, respectively, of which $97, $255 and $113, were outstanding as of each year end.

     During 2001, Claxson acquired a minority interest (approximately 3%) in one of its subsidiaries from certain officers. The purchase price for such interest was $3,900 of which $1,899 is reflected as accounts payable as of December 31, 2002. There were no outstanding amounts as of December 31, 2003.

13. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Supplemental Disclosure of Non-Cash Investing and Financing Activities:

     Acquisitions and Disposals — See Note 3.

     Unrealized gain (loss) from investment in equity securities — See Note 2.

     Investments in equity securities — See Note 2.

     Supplemental Disclosure of Cash Flow Information — For the years ended December 31, 2001, 2002 and 2003 cash paid for income taxes amounted to $1,006, $955 and $1,406, respectively.

     For the years ended December 31, 2001, 2002 and 2003, cash paid for interest amounted to $12,695, $1,708, and $1,393, respectively.

14. SUBSEQUENT EVENTS

     Syndicated Bank Facility — On June 25, 2004, Claxson’s Chilean subsidiary, Radio Chile, completed the restructuring of its syndicated credit facility. Under the new syndicated credit facility, which was used to repay the prior facility, Radio Chile received approximately $2.6 million in additional funds, after the cancellation of the prior facility and deduction of expenses and underwriting fees. As part of the restructuring Radio Chile was able to extend the final maturity of the facility an additional three years, improve the amortization schedule to bi-annual payments as compared to quarterly payments, release the Chilevision and escrow account guarantees, relax the covenant ratios and reduce the interest rate to the local prime lending rate plus 2.50%. The total principal amount of the new facility is approximately $14.7 million and matures in 2009.

     Convertible Debentures — On June 21, 2004, Claxson’s audit committee and its disinterested directors approved the issuance of convertible debentures in an amount up to $5 million. On July 8, 2004, the Company executed agreements with Mr. Vivo-Chaneton (Chairman and Chief Executive Officer), Mr. Haiek (Pay Television Chief Operating Officer) and Mr. Ituarte (Chief Financial Officer) for the purchase of $2.0 million of convertible debentures. These convertible debentures may be converted to Class A common shares at a conversion price of $3.24 per share (based on the average stock price over the five days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event the Company prepays the debentures, the investors have the right to receive warrants to purchase shares of Class A common shares in an amount equal to the principal amount of the debenture. Although there is no formal commitment, the Company is in negotiations with the Cisneros Group for the sale of the remaining amount of the convertible debentures that has been approved by the board.

INDEX TO EXHIBITS

Exhibit No.	Description

8.1	List of significant subsidiaries.
11.1	Claxson Interactive Group Inc. Code of Business Conduct and Ethics.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
15.1	Deloitte & Touche LLP Consent.