Form 20-F/A
period 2003-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2004-07-19
CIK 1132340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT #1

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

          ☐ Yes ☐ No

EXPLANATORY NOTE

This Form 20 F/A is being filed solely to add Exhibit 2.6 which was omitted from Claxson Interactive Group Inc.’s Form 20-F which was filed on July 15, 2004.

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

Item 19.	Exhibits

(a)	Index to Financial Statements.

Report of Deloitte & Touche LLP for Claxson Interactive Group and Subsidiaries F-3

(b)	List of Exhibits

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxon Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A.

2.6	Loan Re-Structuring, Re-Financing and Re-Scheduling Agreement dated June 25, 2004, among Corpbanca, Scotiabank Sud Americano, Bank Boston, N.A., Chile Branch, as lenders, Iberoamerican Radio Chile S.A., as borrower, and Blaya y Vega S.A. and others as surety and joint and several co-obligors (English translation).

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group, Inc. Stockholders and Claxson Interactive Group, Inc.

Exhibit Number	Description of Documents
4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.5	First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.6	Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7	Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17, 1997), dated as of April 3, 2003, by and between PanAmSat International Systems, Inc. and Claxon USA Inc., formerly known as Cisneros Television Services, Inc.

4.8	Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001 which is incorporated herein by reference).

*4.9	Second Amended and Restated Operating Agreement for Playboy TV – Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.10	Playboy TV – Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV – Latin America, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

Exhibit Number	Description of Documents
*4.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV – Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.12	Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.13	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

8.1	List of Significant Subsidiaries

11.1	Claxson Interactive Group Inc. Code of Business Conduct and Ethics

12.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.

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

July 19, 2004	Date:/s/ Roberto Vivo-Chaneton
	Name:	Roberto Vivo-Chaneton
	Title:	Chief Executive Officer and Chairman of the Board

July 19, 2004	Date:/s/ Jose Antonio Ituarte
	Name:	Jose Antonio Ituarte
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Claxson Interactive Group Inc. and subsidiaries	F-3

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

INDEX TO EXHIBITS

Exhibit No.	Description

2.6	Iberoamerican Radio Chile S.A. credit facility.
8.1	List of significant subsidiaries.*
11.1	Claxson Interactive Group Inc. Code of Business Conduct and Ethics.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Deloitte & Touche LLP Consent.*

* Previously Filed.