Form 20-F
period 2004-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2005-07-15
CIK 1132340

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None
(Title of Class)
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was 20,312,674 Class A Common Shares, 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share.
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐          Item 18 ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PAST FIVE YEARS)
      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes ☐          No ☐

CLAXSON INTERACTIVE GROUP INC.
FORM 20-F
ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2004

i

ii

INTRODUCTION
      This annual report on Form 20-F for the year ended December 31, 2004 also constitutes our annual report to shareholders and includes our audited consolidated balance sheets as of December 31, 2003 and 2004 and the related consolidated statements of operations and comprehensive (loss) income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004.
      We were formed in a merger transaction which combined media assets contributed by Ibero-American Media Partners II, Ltd., and other media assets contributed by members of the Cisneros Group of Companies, which we refer to as “Cisneros Group”, and El Sitio, Inc.
      On October 30, 2000, we entered into a combination agreement with:

•	El Sitio, Inc., which we refer to as “El Sitio”;

•	1945 Carlton Investments LLC and 1947 Carlyle Investments LLC, which are the assignees of Newhaven Overseas Corp. and members of the Cisneros Group, which we sometimes refer to as “1945 Carlton” and “1947 Carlyle,” respectively;

•	Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1-SBS Coinvestors, L.P., which are funds affiliated with Hicks, Muse, Tate & Furst Incorporated, which together with Davivo International, HMTF Holdings, and their affiliated Funds, we sometimes collectively refer to as “Hicks Muse”; and

•	Ibero-American Media Partners II, Ltd. which we refer to as “Ibero-American Media Partners”, which was controlled by members of the Cisneros Group and funds affiliated with Hicks Muse.
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

Selected Financial Data
      The following tables present our selected historical financial data, which have been derived from audited financial statements. Ibero-American Media Partners was deemed to be the acquiror for accounting purposes in the combination agreement and accordingly, the historical financial statements of Ibero-American Media Partners are presented as the financial statements of Claxson preceding the transaction. In addition, all fiscal years presented reflect the classification of Chilevision’s financial results as discontinued operations. See Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements.
      The selected financial data should be read in conjunction with the consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (which is commonly called “U.S. GAAP”).

	2000	2001	2002	2003	2004

	(In thousands of U.S. dollars)
Consolidated Statements of Operations Data for the Years Ended December 31:
Total net revenues	$90,413	$92,318	$59,964	$62,994	$68,184
Total operating expenses	91,965	104,775	60,056	57,927	61,882

Operating (loss) income	(1,552)	(12,457)	(92)	5,067	6,302
Other income (expense)	(14,889)	(47,178)	(69,526)	5,106	(1,313)

Gain on debt restructuring	—	—	15,274	—	—
Share of (loss) income from unconsolidated affiliates	(4,930)	(19,073)	(6,746)	367	245
Benefit (provision) for income taxes	(855)	(4,328)	(215)	(2,911)	(1,861)
Minority interest	(4)	127	68	46	267
Change in accounting principle	—	—	(74,789)	—	—

Net (loss) income from continuing operations	(22,230)	(82,909)	(136,026)	7,675	3,640

Discontinued operations	761	(1,977)	(2,403)	662	3,050

Net (loss) income	$(21,469)	$(84,886)	$(138,429)	$8,337	$6,690

Consolidated Balance Sheet Data As of December 31:
Cash as cash equivalents (including restricted investments)(1)	$21,963	$15,207	$8,819	$7,890	$7,270
Total assets	367,450	278,002	147,622	145,339	156,515
Working capital (deficiency)(2)	37,453	(71,037)	1,734	676	11,391
Total long-term liabilities	122,570	27,689	80,824	77,362	80,475
Minority interest	2,053	—	1,164	1,128	562
Shareholders’ equity	180,465	102,753	3,195	9,993	22,603

(1)	Includes U.S.$4.3 million, U.S.$0.8 million and U.S.$0.2 million in 2000, 2002 and 2003 respectively, of restricted investments.

(2)	For 2001, 2002, 2003 and 2004, includes U.S.$79.5, U.S.$3.2 million, U.S.$2.3 million, and U.S.$0.5 million respectively, of Imagen’s 11% Senior Notes due 2005.

B.	Capitalization and Indebtedness
      Not Applicable

C.	Reasons for the Offer and Use of Proceeds
      Not Applicable

D.	Risk Factors
      The following summarizes certain risks that may materially affect our business, financial condition or results of operations.
RISKS RELATED TO OUR BUSINESS

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
      We are highly leveraged. At December 31, 2004, we had approximately U.S.$69.2 million in aggregate principal amount of indebtedness and accrued and unpaid interest, plus U.S.$16.6 million of future interest payments on our 8.75% Senior Notes due 2010 and U.S.$22.6 million in total shareholders’ equity.
      We conduct our operations through subsidiaries, and these subsidiaries are our primary source of cash flow. Our ability to use and distribute funds out of cash flows generated by Imagen Satelital and Radio Chile, two of our subsidiaries that generate a significant portion of our cash flows, is restricted. Our syndicated bank facility also contains covenants that restrict our and our subsidiaries’ ability to utilize cash and the collateralized assets of our Chilean operations. In addition, our subsidiary, Imagen Satelital S.A., had outstanding U.S.$0.3 million in principal amount of 11% Senior Notes due 2005 which matured in May 2005 but which we have not repaid.
      The degree to which we are leveraged has important consequences to us, including the following:

•	Our cash flow available for use in our business is reduced,

•	We are vulnerable to changes in economic conditions, and

•	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired.

We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.
      Our five largest pay television system operators accounted for approximately 38% and 31% of our total revenues in the years ended December 31, 2003 and 2004, respectively. The loss of any of our major existing pay television system operators, unless replaced by other operators, could have a material adverse effect on our financial performance.
      Our largest pay television system operator, DIRECTV Latin America accounted for approximately 22% and 19% of our total revenues for the years ended December 31, 2003 and 2004. On December 22, 2003, The News Corporation Ltd. completed its acquisition of a controlling interest in Hughes Electronics Corporation (now known as DIRECTV Group, Inc., the majority owner of DIRECTV Latin America). NewsCorp owns a significant interest in Sky Latin America, a direct-to-home satellite programming provider like DIRECTV Latin America, which operates in many of the same markets as DIRECTV Latin America, including Brazil, Chile, Colombia and Mexico. In October 2004, DIRECTV Group, Inc. and NewsCorp announced a series of business combinations and reorganizations, which if completed, will result in the termination of the DIRECTV Latin America platform in Brazil and Mexico and/or the migration of the majority of DIRECTV subscribers to the Sky platform in those territories. We currently have distribution agreements with Sky Latin America in Mexico and Brazil for a limited number of our channels, and have distribution for all of our pan-regional channels with DIRECTV Latin America in those countries as well as the rest of the region, but do not have distribution agreements with Sky Latin America in other markets where we have distribution rights with DIRECTV Latin America. If the announced business combinations and reorganizations are completed and we are unable to negotiate similar distribution agreements with Sky Latin America for Brazil or Mexico or for any other region in which we operate where the DIRECTV Latin America platform is discontinued, we will experience a significant decrease in revenues.
      Our existing distribution agreements with DIRECTV Latin America for our premium channels expired in December 2004. Although the final agreements have not yet been executed, we have negotiated new terms for these agreements and have been operating under these terms since January 2005 which provide us with a lower revenue share percentage for our premium channels than previously received. In addition, our basic channels expire on December 31, 2005. We are currently negotiating these agreements with DIRECTV Latin America and based on those negotiations believe that the new agreements will contain lower per subscriber rates than our current contracts. If we are unable to negotiate new agreements with similar terms as the existing agreements, we will experience a reduction in our revenues. In addition, on October 19, 2004, an affiliate of the Cisneros Group of Companies that is a minority shareholder in DIRECTV Latin America filed a lawsuit against DIRECTV Group Inc. and others, including, The News Corporation Ltd., Sky Multi-Country Partners, Innova S. de R.L. de C.V., Globo Comunicacoes e Participacoes, S.A., and Grupo Televisa, S.A., related to the business combination and reorganization of DIRECTV Latin America with NewsCorp’s affiliates.

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
      In addition to their interests in Claxson, members of the Cisneros Group and affiliates of Hicks Muse hold, and may in the future acquire, interests in other media businesses in Ibero America, some of which may compete, or have relationships with strategic partners that compete, with us. In particular, members of the Cisneros Group own an interest in AOL Latin America and DIRECTV Latin America, and funds affiliated with Hicks Muse own interests in CableVisión and Teledigital Cable in Argentina, TV Cidade in Brazil and Intercable in Venezuela. DIRECTV Latin America, CableVisión, Teledigital Cable, and Intercable are significant pay television system operators in Latin America.
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
      We must maintain licenses, permits and approvals from regulatory authorities to conduct and expand our broadcast radio businesses in Chile and Uruguay and may need to obtain additional permits and licenses. The process for obtaining or renewing these licenses, permits and approvals could be complex and unpredictable. In addition, many of our licenses may not be transferred without regulatory approval. If we are unable to maintain the licenses, permits and approvals that we currently hold or to obtain those that we need to conduct and expand our businesses at a reasonable cost and in a timely manner, our ability to achieve our strategic objectives could be impaired. In addition, the regulatory environment in the countries in which our businesses operate is complex and subject to change, and adverse changes in that environment could also impose costs on, or limit the growth of our business.

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
      El Sitio and some of its former and current directors and principal executive officers have been named as defendants in several civil cases arising out of its initial public offering in December 1999. The complaints primarily relate to alleged share allocation and commission practices undertaken by the underwriters for the offering. We believe, after consultation with counsel, that the allegations relating to El Sitio and its directors and principal executive officers are without merit. However, these cases could result in significant litigation expense for us and, if not decided in El Sitio’s favor or successfully settled, damage payments which would among other things adversely affect our financial performance. See “Item 8A Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings” for more information.

Our financial results could be affected by potential changes in the accounting rules governing the recognition of stock-based compensation expense.
      We have chosen to account for stock based compensation expense to employees and non-employees using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As required by Statement of Financial Accounting Standards No. 123R, Accounting for Stock-Based Compensation, we have presented in the notes to our consolidated financial statements certain pro forma and other disclosures related to share-based compensation plans which show the potential impact of SFAS 123R on our financial results if we had accounted for stock based compensation under the fair value method. Under the current proposals, adoption of SFAS 123R will become effective for us in the first quarter of 2006. If SFAS 123R becomes effective in its current form, it will result in our reporting lower earnings per share, which could negatively impact our future stock price. In addition, this could also impact our ability or future practice of utilizing broad-based employee stock plans to attract, reward, and retain employees, which could also adversely impact our operations.
RISKS RELATED TO LATIN AMERICA

Because our pay television business is concentrated in Argentina and our broadcast radio business is concentrated in Chile, our financial performance is especially sensitive to risks associated with political, regulatory and economic conditions in these two countries.
      For the year ended December 31, 2004, our pay television business derived 33% of its revenues from operations in Argentina. In addition, our broadcast radio business derived 92% of revenues for the year ended December 31, 2004 from our operations in Chile. As a result, changes in Argentine or Chilean government policy affecting trade, investment, taxes, protection of intellectual property or the media industry generally or instability in the Argentine or Chilean currency, economy or government could have a material adverse effect on our results of operations and financial condition.
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
RISKS RELATED TO OUR CLASS A COMMON SHARES

Since our Class A common shares were delisted from the Nasdaq SmallCap Market, it may be more difficult for investors to trade in our Class A common shares.
      Our Class A common shares are currently traded on the OTC Bulletin Board. Compared to the NASDAQ SmallCap Market, an investor may find it more difficult to sell our securities. Also, since we are no longer traded on the NASDAQ SmallCap Market and the average trading price of our Class A common shares remains below $5.00 per share, trading in our Class A common shares is subject to certain other rules of the U.S. Securities Exchange Act of 1934. Such rules require additional disclosure by broker-dealers in connection with certain trades involving a stock defined as a “penny stock.” “Penny stock” is defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the securities. This could severely limit the market liquidity of the securities and the ability to sell the securities in the secondary market.

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
      We are a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. We have combined assets in pay television, broadcast radio, and Internet and broadband to create an integrated media company with a portfolio of popular entertainment brands and multiple methods of distributing our content.
      Our pay television business, currently our largest source of revenues, includes 13 pay television channels distributed to approximately 11.7 million pay television households, which account for approximately 53.3 million basic channel subscribers through cable and direct-to-home television platforms. We calculate the number of subscribers based on the number of channels received per household so that if for example a household receives five channels, we count five subscribers for such household. Three of these pay television channels are owned by Playboy TV Latin America, our 81% owned joint venture with an affiliate of Playboy Enterprises Inc.
      Our broadcast radio business includes an eight-station radio network with the largest audience share in Chile, which constitutes the largest radio group in Chile, and three radio stations in Uruguay. We formerly operated the fourth largest broadcast television network in Chile which we sold in May 2005, see Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements.
      Our Internet and broadband business, which is our newest business, is primarily dedicated to support our media assets and the production, distribution and selling of digital content specifically developed for broadband.
      We integrate licensed and proprietary content for pay television, radio and Internet formats. By taking advantage of the complementary nature of our assets and the experience of our management team, we seek to achieve revenue growth and reduce expenses through operational synergies that we believe will lead to enhanced long-term financial performance and better position us to take advantage of emerging trends in media distribution.
      The following tables present historical selected financial information for our business operations for the years and periods indicated (in thousands of U.S. dollars):

	Year Ended December 31, 2004

			Internet
	Pay	Broadcast	and
	Television	Radio	Broadband	Corporate	Total

Revenues	$49,931	$18,103	$100	$50	$68,184
Operating Income (Loss)	6,571	4,796	(964)	(4,101)	6,302
Net Income (Loss)	5,978	5,134	(661)	(3,761)	6,690
Cash Flows from Operating Activities	1,825	808	123	864	3,620
Cash Flows from Investing Activities	(3,767)	50	(3)	(1,960)	(5,680)
Cash Flows from Financing Activities	$(1,455)	$(507)	$(144)	$3,691	$1,585

	Year Ended December 31, 2003

			Internet
	Pay	Broadcast	and
	Television	Radio	Broadband	Corporate	Total

Revenues	$48,215	$14,601	$178	$—	$62,994
Operating Income (Loss)	7,266	4,731	(1,898)	(5,032)	5,067
Net Income (Loss)	13,289	2,953	(1,685)	(6,220)	8,337
Cash Flows from Operating Activities	5,675	5,855	(1,364)	2,865	13,031
Cash Flows from Investing Activities	(1,322)	(378)	242	(3,890)	(5,348)
Cash Flows from Financing Activities	$(1,313)	$(4,853)	$—	$(1,398)	$(7,564)

	Year Ended December 31, 2002

			Internet
	Pay	Broadcast	and
	Television	Radio	Broadband	Corporate	Total

Revenues	$46,192	$13,582	$190	$—	$59,964
Operating Income (Loss)	9,303	1,064	(7,684)	(2,775)	(92)
Net Income (Loss)	(116,363)	(7,331)	(13,549)	(1,186)	(138,429)
Cash Flows from Operating Activities	(214)	4,808	929	(4,075)	1,448
Cash Flows from Investing Activities	8,322	(340)	(3,128)	(330)	4,524
Cash Flows from Financing Activities	$(2,178)	$(4,747)	$(1,934)	$(3,881)	$(12,740)

Business Strategy
      Our vision is to provide high-quality branded content to serve the tastes and needs of our target audience. We tailor multi-media programming to the Ibero American market by creating original content, as well as by dubbing and subtitling third party content into Spanish and Portuguese, while remaining sensitive to local preferences. We seek to fill the need for a pan-regional alternative that can create, gather, package and deliver differentiated content across multiple media platforms. The key elements of our strategy include the following:

•	Increase Subscription Revenues from a Portfolio of Leading Pay Television Brands. We hold a number of well-known pay television brands under “one roof”. We expect to increase subscriber-based revenues by expanding distribution of our channels to pay television system operators that we do not reach today, and by benefiting from anticipated growth in pay television subscribers in Ibero America.

•	Create Significant Operating Benefits. We endeavor to combine our product offerings to create operating benefits across all of our businesses, including:

•	cross-promotion across multiple channels, thereby increasing brand awareness while driving audience growth and reducing marketing expenditures; and

•	aggregation of management expertise in traditional and new media to create innovative and interactive content and to expand our brands across all media.

•	Develop Additional Revenue Streams. We intend to capitalize on our diverse media assets to develop additional sources of revenue, including, among others, the sale or license of content through existing and new media, such as broadband.

•	Exploit Market Opportunities for Growth Through Strategic Alliances. Our strategy includes geographic expansion of our existing pay television business, as well as increasing penetration in those geographic markets in which we currently operate, through strategic alliances and opportunistic acquisitions of channels targeting specific genres, which compliment our channel offerings.

•	Leverage Strategic Relationships. We believe that our relationships with the Cisneros Group and Hicks Muse, our principal shareholders, provide us with competitive advantages. We draw upon the relationships, regional expertise and extensive media assets of our principal shareholders to enhance our content offerings and facilitate access to distribution and technology platforms.
PAY TELEVISION BUSINESS
      Our pay television business includes 13 pay television channels distributed throughout various Ibero American countries. We have a strong presence in Latin America with premium and pay-per-view services through our Playboy TV Latin America joint venture, as well as in Argentina and the rest of the southern portion of South America with the basic channels, which is commonly called the “Southern Cone”.
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
      At December 31, 2004, we wholly-owned seven of the channels that we distributed: Space; I.Sat; Retro (formerly known as Uniseries); Infinito; FTV; MuchMusic and HTV. We control the programming content of our wholly-owned channels. In addition to Venus (a partially owned channel), we distribute two other channels in Ibero America through our Playboy TV Latin America joint venture, the Playboy TV channel and the Spice Live channel. In June 2004, through our Playboy TV Latin America joint venture, we launched a new adult pay-per-view service called “G Channel.” In May 2005, Playboy TV Latin America entered into an exclusive agreement with Private Media Group to operate and distribute the Private channel and to offer it as part of our adult channels bouquet in the market. We also have exclusive distribution rights throughout certain parts of Ibero America with respect to certain channels, including Crónica TV, a channel owned by Estrella Satelital S.A., in the Southern Cone; Venevision Continental (solely with respect to distribution to pay television providers other than DIRECTV Latin America), a channel owned by the Cisneros Group, in the Latin America region; and Utilisima Satelital, a channel owned by HediFam, S.A. in Latin America. Our 31% owned joint venture, DMX MUSIC Latin America, offers digital music channels throughout Latin America. Digital Latin America, LLC, a company in which we have a 48% equity investment, offers a digital solution cable system by operating a digital network through satellite transmission.

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
      Retro (formerly known as Uniseries) specializes in classic films and series focused on genres such as westerns, gladiators, cult horror, and science fiction of the 50’s, 60’s and 70’s. Retro also showcases such milestone TV series as Mission Impossible, The Untouchables, Combat, The Fugitive and others.

Entertainment
      Infinito offers programming based on themes of the new millennium. Infinito is dedicated to the unknown, the occult and the unexpected and presents an alternative to traditional documentary channels. Bringing viewers closer to the unknown, Infinito features documentaries, interviews, talk shows, series and news. Infinito is available throughout Latin America.
      FTV/ Fashion TV is a global television network entirely dedicated to the fashion world. Since November 2001, we have controlled the distribution and advertising sales rights for Latin America of FTV. Under an agreement with FTV Paris, which expires in December 2005, we develop original content featuring local celebrities and brands to customize the channel to the preferences of the local markets. FTV is a 24-hour international television channel targeting fashion enthusiasts around the world. FTV’s programming highlights include Focus On..., a daily show covering the regional fashion scene; Fashion Clips, Haute Couture Paris, covering fashion events from Paris, Rome and Milan; and major fashion events from Sao Paulo, New York and Buenos Aires.

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
      HTV is a vehicle of Latin culture and offers a diverse music mix overcoming geographic barriers and language. Taking advantage of the popularity for all things Latin and Latin music, HTV has established a following in Latin America and the U.S. Hispanic market. HTV programming covers a spectrum of Latin American music genres, including pop, Latin rock, tropical, hip-hop, reggae and ballads. HTV also features current popular crossover hits, introduced by the artists themselves. HTV plays uninterrupted Spanish and Portuguese-language music without “VJ’s” or other non-musical programming.

Partially Owned Channels – Adult
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
      G Channel is an adult content pay-per-view channel targeted specifically to gay males featuring premium films and features containing gay male themes.

      Private is a premium adult channel with hardcore, high quality features and productions offering exclusive content under the Private brand, an adult film producer. Its programming is comprised of a rotating digital library of 500 original films produced by the Private Media Group.

Distributed Channels
      Crónica TV is a third party channel owned and produced by Estrella Satelital S.A. We are the exclusive sales agent for Crónica TV programming in the Southern Cone. Crónica TV is a 24-hour live news channel, delivering local and international news coverage that is popular, in large part, for its live coverage of events in Argentina. Crónica TV is one of the leading news channels in Argentina.
      Venevision Continental, which is owned by the Cisneros Group, is a general entertainment channel with family programming that integrates highly rated shows from the main Spanish-speaking television broadcasters. Venevision Continental’s programming includes soap operas, magazine and talk shows, variety shows, comedy, children’s programming, beauty contests and news. Venevision Continental is distributed pan-regionally. We represent Venevision Continental for sales to cable operators throughout Latin America.
      Utilisima Satelital, which is a third party channel owned by HediFam S.A., is designed by and targeted to today’s woman, and is the market leader in its category in Argentina. Utilisima combines a mix of content and services in an educational, entertaining format with subjects such as arts and crafts, cooking, beauty, quality of life, and home decor. Utilisima broadcasts 10 daily original hours and 3,000 premiere shows a year through 40 programs with original content. Utilisima was launched in 1996 and we commenced pan-regional and U.S. Hispanic distribution for Utilisima on January 1, 2004.

Production Operations
      Claxson Playout Inc., formerly known as The Kitchen, Inc., offers network playout and post production services. Claxson Playout Inc. offers broadcast services to customers in Miami. Prior to May 2005, Claxson Playout Inc. also provided language conversion and international master recording traffic services. As a result of the weak performance of this division in the past, and our increased focus on our channel business, we sold our language conversion and international master recording traffic operations in Miami along with The Kitchen trade name in May 2005.
      In Jaus is our creative division in charge of broadcast design (both video and audio) as well as the production services for promotional spots, feature films and made for TV movies, and documentaries or video clips. The original production of documentaries and other programs is also managed by In Jaus , as well as the distribution and sale of these programs and all proprietary programs and television formats to third parties. During the year 2004, In Jaus provided services to external clients, generating revenues of U.S.$0.2 million as well as U.S.$0.3 million in content sales.

Pay Television Distribution
      As of December 31, 2004, our channels were distributed in 23 countries in Ibero America and reached approximately 53.3 million basic channel subscribers in over 11.7 million pay television households. We believe that our ability to provide a diversified package of branded channels to pay television operators is a favorable alternative to individual channels that offer a more limited menu of programming choices. We have distribution agreements with pay television operators that distribute our channels in each of our markets.

      The following table identifies the number of subscribers for each of our basic channels as of December 31, 2002, 2003 and 2004. The total number of subscribers for each channel in 2002 was strongly affected by a decrease of approximately 25% in the total subscribers in Argentina as a result of the economic situation during 2002.

	Total Number of Subscribers
	December 31,

	2002	2003	2004

	(In thousands)
Basic Package
Space	4,805	4,861	5,336
I. Sat	4,674	4,724	5,194
Retro(1)	3,555	5,005	5,868
Infinito	8,229	8,330	9,266
FTV	3,576	4,055	5,520
MuchMusic	4,494	4,569	5,245
HTV	5,061	4,947	5,644
Cronica TV(2)	3,997	3,881	4,267
Venevision Continental(2)	998	901	978
Locomotion(3)(4)	5,330	—	—
Cl@se(5)	1,718	—	—
Utilisima Satelita(6)	—	—	5,955

Total Basic Channel Subscribers	46,437	41,273	53,273

(1)	Retro was known as Uniseries prior to March 2003.

(2)	Represents cable subscribers only.

(3)	Represented channel.

(4)	We sold our 50% interest in Locomotion in May 2002 and ceased providing any transitional services for the channel in August 2003.

(5)	We sold Cl@se in January 2003 and ceased providing sales representation services to the channel in 2004.

(6)	We commenced distributing Utilisima Satelital on January 1, 2004.

Pay Television Revenue Sources
      Like most providers of pay television content, we derive substantially all of our pay television revenues from subscriber-based fees and advertising revenue. Subscriber-based revenues currently are the primary source of revenue for our pay television business, accounting for 80% of total pay television net revenue in the year ended December 31, 2004 and 81% in the year ended December 31, 2003. Advertising accounted for 11% of total pay television net revenue in the year ended December 31, 2004 and 8% in the year ended December 31, 2003. In addition, we derived 9% of total pay television net revenue in the year ended December 31, 2004 and 11% in the year ended December 31, 2003 from other sources, including production services, management and other fees for services we provide to third parties.
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

      Our channels are distributed by more than 1,100 pay television operators in Ibero America. These operators include, among others, DIRECTV Latin America, CableVisión (Argentina), Multicanal (Argentina), Digital Plus (Spain), Sky Latin America, Net Brasil (Brazil), Cablevisión (Mexico), VTR (Chile) and Intercable (Venezuela). Our five largest pay television distributors accounted for 43% of total pay television net revenue for the year ended December 31, 2004, and DIRECTV Latin America, our largest pay television distributor, accounted for 27% of total pay television revenues for the year ended December 31, 2004. See Item 3D “Risk Factors — We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.”
      Advertising Revenue. We derive revenues from the sale of advertising on our pay television channels to advertisers and agencies. We believe that our geographic reach enables us to pursue local, pan-regional and global advertising budgets. We offer advertisers pan-regional reach, local focus and the opportunity to incorporate direct marketing and promotional events to create multimedia campaigns. We believe that our channels’ spectrum of highly-rated programming appeals to advertisers that want to target audiences in specific demographic and other focused groups. We seek to offer advertisers maximum value for their advertising expenditures and have implemented a strategy that provides customized options, including the following: on-air spots; program sponsorships; on-air promotions; product integration; customized commercials; special events; and interactive elements.
      For the year ended December 31, 2004, our channels sold advertising to 273 advertisers. In the year ended December 31, 2004, our top ten advertisers accounted for approximately 49% of our pay television advertising revenues. Our strongest advertising sales were made for the Space channel, which accounted for 33% of pay television advertising revenue in the year ended December 31, 2004.
      Production Revenue. We derive other revenues from services that we provide to pay television businesses we partially own and to certain third parties. These revenues include playback, library, satellite space, dubbing, subtitling, creative services, and programming from our partner channels as well as from independent third parties and fees for back office and other services provided to these joint ventures.

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

Programming Sources - Basic channels
      Our programming library includes licensed programming, owned films, original productions and other programming totaling approximately 17,400 hours. Approximately 15,660 hours are currently in our possession and 800 hours are to be delivered pursuant to contracts with suppliers.
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
      Licensed Programming. We have exhibition rights from third-party programmers totaling approximately 15,100 hours of programming. These rights include approximately 4,400 films, representing approximately 8,700 hours of programming, which allows channels such as Space and I.Sat to air programming with less repetition than many of their competitors. The remaining 6,400 hours of programming consist of approximately 9,100 television series episodes and documentaries, allowing Retro and Infinito not to repeat its episodes of any series or documentary for up to one year. Our exhibition rights also include sports and music entertainment events.
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
      We own a substantial amount of programming originally produced for the channels, including approximately 1,500 hours of original programming recently produced for Infinito and Fashion TV, as well as boxing and film commentaries produced to air on Space and concert and film commentaries produced for MuchMusic Argentina and I.Sat. We also own certain brief lead-in programming that we produce relating to much of our film library and other interstitial programming material.
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

      In December 2002, we negotiated a restructuring of our relationship with Playboy TV. As a result of the restructuring, we:

•	transferred our 80.1% interest in Playboy TV International (outside of Latin America, Spain and Portugal) to Playboy Enterprises, Inc.;

•	contributed the Venus channel to Playboy TV Latin America;

•	transferred all of its preferred shares of Playboy.com, Inc. to Playboy Enterprises, Inc;

•	were released from our capital commitments to Playboy TV International; and

•	revised the terms for our continued relationship in Latin America, Spain and Portugal by retaining through a wholly-owned subsidiary an 81% interest in Playboy TV Latin America and now controlling the management of this joint venture.
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
      As part of the restructuring, an affiliate of Playboy Enterprises, Inc. agreed to exclusively license to Playboy TV Latin America its entire Playboy TV television programming library which was in existence as of March 31, 2002. The library consisted of approximately 12,500 hours of Playboy original programming, licensed movies, and other shows. The program supply agreement also requires an affiliate of Playboy Enterprises, Inc. to license exclusively all new programs produced to Playboy TV Latin America each year, subject to a certain minimum number of program hours. In exchange for these rights, Playboy TV Latin America must pay an affiliate of Playboy Enterprises, Inc. 17.5% of the net revenues from the distribution of these programs, with a guaranteed annual minimum of U.S. $4.2 million, subject to annual increases equal to the consumer price index.

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

Digital Latin America
      Digital Latin America, LLC offers a digital equipment and programming solution to cable companies by operating a digital network through satellite transmission, including an interactive programming guide, digital music offerings and pay-per-view Hollywood movies. Digital Latin America reached 224,000 subscribers as of December 31, 2004. On October 29, 2004 Claxson purchased a 48% equity interest in DLA Holdings, Inc., the newly formed holding company of Digital Latin America. Claxson obtained its equity interest in DLA Holdings in exchange for U.S.$3.4 million in funds and an agreement to provide services of up to an aggregate of U.S.$3.0 million (including satellite space, playout of Digital Latin America’s channels and back-office support) over three years. Concurrently with this transaction, Hicks Muse purchased 830,259 newly-issued Class A Common Shares of Claxson. Hicks Muse owns 38% of the equity interests of DLA Holdings. An affiliate of Motorola owns the other equity interests of DLA Holdings.
BROADCAST RADIO BUSINESS
      We wholly own and operate two integrated broadcast radio businesses: Iberoamerican Radio Chile, S.A., which we refer to herein as “Radio Chile”; and Radio Sarandi. Radio Chile is the radio network with the largest audience in Chile, and we operate two radio stations owned by Sarandi Communications, S.A. in Uruguay, together with a third station that we lease from a third party.

Market Overview
      Our radio broadcast business is presently concentrated in Chile. The advertising market in Chile is seasonal, with advertising expenditures increasing throughout the year and peaking in the fourth quarter when consumer expenditures reach their peak.
      Radio Chile owns and/or operates eight centrally programmed radio networks, namely Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit , and Imagina , five of which were among the top ten ranked radio networks during 2004 in Santiago, which represents 39% of the national population and 58% of Chile’s purchasing power. The Radio Chile networks deploy a variety of programming formats designed to increase Radio Chile’s market share and to present a wide range of options to advertisers. We believe that our variety of programming formats makes Radio Chile less susceptible to changes in listening preferences than networks focused on a single segment.
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
      Radio Chile’s eight radio networks had a combined 36.4% audience share in the Santiago market for the period from January through December 2004. The following table presents the rank and audience share in Santiago for each Radio Chile radio network for the periods indicated.

	2004	Rank	2003	Rank

FM Dos	6.1	1	5.4	5
Pudahuel FM	5.6	3	6.3	1
Corazón	5.5	4	5.8	3
Rock & Pop	4.6	7	4.8	7
FM Hit	4.3	9	4.3	10
Futuro	4.0	12	4.1	11
Imagina	3.6	13	2.5	19
Concierto	2.7	16	2.7	15

Total audience share	36.4%		35.9%

      Source: Search Marketing Reports
      Radio Chile is a distant leader in audience share in Santiago, compared to the other radio groups that operate more than one network. The Garcia Reyes Group captures a 7% audience share with the operation of two networks; the Consorcio Radial de Chile (PRISA Group) obtains 9% audience share operating four networks; and the Bezanilla Group has an 8% audience share operating three networks.
      Radio Chile’s networks reach over 90% of Chile’s population in 28 cities through 142 FM concessions. Our three largest networks reach over 90% of the total population, two reach over 70% of the total population, and the rest reach between 40% and 70% of the total population depending on the concentration of the target market of each network. Radio Chile had U.S.$13.7 and U.S.$16.7 million in revenue in 2003 and 2004, respectively, which accounted for an estimated 35% and 37% of the Chilean radio advertising market in 2003 and 2004, respectively.
      Radio Sarandi On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One, today known as Radio Disney). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton and one of the beneficial owners of our Class F common shares, Guillermo Liberman (the owner of SLI.com), each owns a 25% equity interest in Sarandi. See Item 7B. “Related Party Transactions.” We coordinate the programming and marketing strategy and manage the advertising sales and other operational matters of AM Sarandi and operate the Radio Disney station pursuant to a franchise agreement with an affiliate of Disney, while we sub-lease the AM Sport station to a third party. We have also negotiated an option with Sarandi, (see Item 7B. “Related Party Transactions”) to acquire the company holding the Sarandi radio concession. Should we choose to exercise the option, the option price may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise and 50% of all amounts previously paid by us in lease monthly payments will be applied towards the option payment. We believe, that the proposed structure for the lease transaction complies with Uruguayan laws and regulations that prohibit foreign (i.e., non-Uruguayan) ownership of broadcasting transmission licenses. However, no Uruguay regulatory authority has approved the terms and conditions of this agreement. In June, 2004 we commenced the operation of Radiofutura 91.1 FM station which we lease from a third party under a five-year contract.
INTERNET AND BROADBAND BUSINESS
      We created and launched El Sitio Digital Channel in the fourth quarter of 2001, with the first broadband operator in Argentina, one of the first concrete efforts in Latin America toward digital-age content production specifically developed for broadband. El Sitio Digital Channel offers features organized along three axes: video and audio streaming and pay per view; 2D and 3D multiplayer games; and a community engine that allows users to personalize their content. This interphase was specially designed to run in broadband platforms such as cable modem, ADSL, wireless and satellite (DirectPC). In addition, for a limited time, we are offering users the option to acquire content by downloading it via a modern e-license system.
      Currently El Sitio Digital Channel is offering through Argentinean and Brazilian multiple system operators and telecommunication networks a wide range of content tailored to the interests of its target audience on a video-on-demand basis (e.g., family, news, sports and adult content) with own and third party brands such as Reuters, Foxsport, Playboy and Utilisima. El Sitio Digital Channel includes more than 2000 digitized videos — in AVH and DVD quality — Venus and Playboy TV clips for adults, Infinito documentaries, current events and information, MuchMusic music, its own radio, channels to upload personal videos and audio files, video tutorials and 2D community tools.
      During 2004 we were able to advance the development of a broadband and narrowband platform to sell originally produced and third party content, as well as improve our technology with respect to the digitalization of our content. In September 2004, we entered into an agreement with Microsoft Corporation pursuant to which the Windows Media Player 10 incorporates El Sitio Digital Channel’s platform to distribute digital content in Latin America. In October 2004, we entered into an agreement with Brazil Telecom for the license of our El Sitio Digital Channel broadband platform and content to be distributed throughout Brazil Telecom’s client network. We were also able to continue to update and consolidate the El Sitio Digital Channel platform, and renew our relationship with Fibertel, a broadband provider in Argentina.

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
      With the exception of Argentina, we are a foreign programmer of pay television channels in every market in which our pay television channels operate. As a foreign programmer, we are not directly subject to the broadcasting and content laws of the foreign countries where we operate. However, the local cable and direct-to-home system operators that distribute foreign programming, including our pay television channels, are subject to local broadcasting and content regulations and are therefore responsible for complying with any local programming requirements and advertising laws. Consequently, many of our contracts with our cable and direct-to-home distributors require that our programming comply with domestic programming content and advertising regulations, and require us to indemnify our distributors should they suffer damages arising from our noncompliance with such domestic programming and advertising regulations. In December 2004, the Venezuelan government enacted a new law regulating the content and advertising for television and radio, including pay television. This new law which is called the Radio and Television Social Responsibility Law and became effective on June 8, 2005, imposes significant new restrictions on advertising over television networks in Venezuela, and contains onerous penalties and fines for the distributors in case of noncompliance. As a result, our clients in Venezuela have requested that we comply with the regulations, including those restrictions relating to the advertisement of alcoholic beverages, and have advised us that our failure to comply with such new regulations will result in a breach of our existing agreements and require us to indemnify them for any resulting damages. Since most of our channels are distributed through one feed (i.e., the same content and advertising is used in all regions), and certain of our channels have sponsorships or other forms of indirect advertisement of alcoholic beverages, our advertising revenues may be negatively affected, or our operating costs could increase should we be required to separate the feeds in order to allow different territories to air different advertising.
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
      During 2003, the Federal Broadcast Commission in Argentina enacted a resolution which was scheduled to become effective in April 2004 prohibiting commercial breaks during movie broadcasts on pay television. The Argentine Chamber of Satellite Programmers appealed the resolution and its application was suspended until December 2004. The Federal Broadcast Commission extended the suspension pending issuance of an opinion by the Argentine Attorney General which has not yet been issued. Currently, under the interim rules of the Argentine Chamber of Satellite Programmers, we may air up to three commercial breaks during any movie broadcast. If the resolution or a similar law becomes effective our advertising revenues from our film channels will be negatively affected.
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

Regulation of the Brazilian Pay Television Industry
      During 2002 the Brazilian government enacted and amended various regulations affecting the movie theater, home video and pay television industries. With respect to the Brazilian pay television industry, the regulations require cable and other pay television operators in Brazil to withhold 11% of the payments made to foreign programming providers, unless the programming providers elect to reinvest 3% of the revenues generated in Brazil in local productions. The programming provider must register before the National Film Agency (ANCINE) and the local cable operator must deposit such 3% in a bank account in Banco do Brazil. The foreign programming provider has 270 days to utilize such deposited funds for local production projects after which time any unused funds may be utilized by ANCINE.
      We have finalized the registration with ANCINE and the opening of the bank account in Banco do Brazil and our Brazilian pay television clients are withholding the required 3% of payments. Since its inception in early 2002, these regulations have undergone many modifications and further modifications in the future remain possible. If the regulations are further modified, it may affect our business.

Regulation of the Chilean Broadcast Radio Industry
      The radio broadcast industry in Chile is regulated by the Subsecretariat of Telecommunications, which is known as “SUBTEL”, which is overseen by the Ministry of Public Works, Transport and Telecommunications. Legislation regarding radio in Chile is contained in the 1982 General Telecommunications Law, as amended. Broadcast radio licenses are currently awarded for 25-year terms.
      A Chilean law, published on June 4, 2001, includes provisions that may be relevant to the ongoing operations of our Chilean broadcast radio businesses. The law provides that any change in ownership or control of a radio business concession is subject to approval of the Chilean anti-trust authorities who must issue a report regarding the impact on the information and news market of the change in control. If this report is not issued within 30 days from the filing of the application it will be deemed that the authorities have no objections. This law also provides that radio broadcasting concessions may only be granted or transferred to entities that have more than 10% non-Chilean ownership if in the country of origin of the foreign nationals, Chilean nationals are granted similar rights. This provision may affect the manner in which Claxson and its affiliates conduct its broadcast radio business in Chile, including the renewal of the existing concession or acquisition of new ones.
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
      Our broadcast radio business in Chile competes with national and regional broadcasters for audience share and advertising revenues primarily on the basis of program content that appeals to a particular target demographic audience. Radio Chile’s main competitors are the Garcia Reyes Group, the Consorcio Radial de Chile (Prisa Group) and the Bezanilla Group, each of which have established significant audience share.
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

(1)	Playback and post-production facility.

(2)	Operated through lease and co-management agreement.

D.	Property, Plant and Equipment

Properties
      A description of the location and use and of our principal offices and facilities is set forth below.

Pay Television Facilities
      Our U.S. headquarters are located at 1550 Biscayne Boulevard, Miami, Florida. This facility occupies approximately 25,600 square feet of leased space.
      Our principal executive offices and headquarters in Buenos Aires, Argentina are located at Av. Melian 2752/54 in a 60,000 square foot building that we own, containing both administrative and production functions, including two television studios. We also own two additional offices that are located at Av. Manuel Ugarte 3612/18 and Av. Melian 2760/62. Prior to May 2005, we also leased approximately 8,000 square feet of warehouse space in Buenos Aires and approximately 20,000 square feet of office and production space with a street front television studio for our Much Music channel. As of May 2005, we have moved the operations of Much Music into our Av. Melian location.
      In addition, we lease office space in Mexico, the Bahamas and Brazil to support sales efforts to cable and direct-to-home operators in certain markets.

Broadcast Radio Facilities
      Radio Chile’s principal offices are located in Santiago, Chile, where we own an office building containing approximately 1,600 square meters of office space. Radio Chile owns additional office space of

400 square meters in Santiago, Chile and either owns or leases a number of radio transmission towers throughout Chile.
      Radio Sarandi leases office space of approximately 600 square meters in Montevideo, Uruguay.

Item 5.	Operating and Financial Review and Prospects
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes which accompany this Annual Report on Form 20-F. In addition, the results of operations for 2002, 2003 and 2004 reflect the classification of Chilevision’s financial results as discontinued operations. See Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3. “Key Information — Risk Factors”, Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, proposed dispositions, and other expectations, intentions and plans contained in this annual report that are not historical fact.
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

Critical Accounting Policies
      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. A summary of our significant accounting policies and judgments can be found in Note 2 to our consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of the company’s financial condition and results of operations that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain. These judgments and estimates often involve future events. Although we believe our estimates and assumptions are reasonable, they are based upon information available at the time of the valuations. Actual results may differ significantly from estimates under different assumptions or conditions. The following is a summary of critical accounting judgments and estimates and is based on our accounting practices in effect during 2004.
      Goodwill, Intangibles and Other Assets — In accordance with SFAS No. 142, we review the carrying value of goodwill on an annual basis. We measure fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considered several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. Impairments, if any, are recognized when the fair value of goodwill is less than their carrying value. In 2003, as a result of our annual review, we recorded a goodwill impairment loss of U.S.$2.5 million related to our Pay Television segment and a goodwill impairment loss of U.S.$0.3 million related to our Broadband and Internet segment. Upon adoption of SFAS No. 142 in 2002, we recorded cumulative effect of change in accounting principle of U.S.$74.8 million.
      Separable intangible assets that have finite useful lives, primarily consisting of broadcast and television licenses, are amortized over their respective useful lives ranging from 5 to 30 years. The carrying value of intangible assets with finite useful lives are periodically reviewed for impairment when factors indicating impairment are present.
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

Recent Accounting Pronouncements
      In April 2004, FASB issued Staff Position No. 129-1, “Disclosure requirements under SFAS No. 129”, “Disclosure of Information About Capital Structure, Relating to Contingently Convertible Securities”, which provides disclosure guidance for contingently convertible securities, including those instruments with contingent conversion requirements that have not been met and are otherwise not required to be included in the computation of diluted earnings per share, and requires to disclose the significant terms of the conversion features of convertible securities. Staff Position No. 129-1 is effective immediately and applies to all existing and new created securities. We have included in the determination of the average number of diluted common shares the shares that would be issued if the contingently convertible securities mentioned in Notes 6 and 8 to the accompanying audited consolidated financial statements were converted.
      In December 2004, the FASB issued SFAS No. 123 (R), “Share Based Payment”, which replaces SFAS No. 123 “Accounting for Stock Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and is effective for public entities at the beginning of the first interim or annual period beginning after June 15, 2005. SFAS No. 123 (R) requires expensing share based compensation costs in an amount equal to the fair value of share-based payments granted to employees measured on the date of grant of the equity or liability instruments issued, and remeasured at the end of each reporting period. Compensation costs will be recognized over the period that an employee provides services in exchange for the award (usually the vesting period). The cumulative effect of initially applying this statement, if any, should be recognized as of the effective date. We are currently reviewing the effect that this statement may have on our Consolidated Financial Statements. See Note 2 of the Notes to our Consolidated Financial Statements contained elsewhere in this Annual Report on Form 20-F and Item 3. Key Information — Risk Factors — Our financial results could be affected by potential changes in the accounting rules governing the recognition of stock-based compensation expense.
      In December 2004, FASB also issued SFAS No. 153, “Exchanges of Nonmonetary assets”, an amendment to APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, replacing the exception from fair value measurement for nonmonetary exchanges of similar productive assets to nonmonetary exchanges of assets that do not have commercial substance (those that are not expected to significantly change the future cash flows of the entity as a result of the exchange). This statement shall be applied prospectively and is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 153 will have a material impact on our results of operations or our financial position.
      In March 2005, FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, staying that the term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity, obligation is unconditional even though the existing uncertainty. As a result, a liability should be recognized and measured when sufficient information exists to make a reasonable estimated of the fair value of the obligation. This interpretation is effective prospectively for fiscal years ending after December 15, 2005. We do not expect that the adoption of FIN No. 47 will have a material impact on our results of operations or on our financial position.

Contractual Obligations and Commercial Commitments
      The following table illustrates our contractual obligations and commercial commitments as of December 31, 2004 after giving effect to the refinancing of approximately $1.7 million in 11% Senior Notes due 2005 of Imagen Satelital S.A. which occurred after December 31, 2004 and is described in the paragraph following the chart. The debt obligations include accrued interest payable as of December 31, 2004:

	Less Than	1-3	4-5	More Than
	1 Year	Years	Years	5 Years

11% Senior Notes due 2005	$450	$—	$—	$—
8.75% Senior Notes due 2010	3,648	15,382	25,611	13,515
6.25% Senior Notes due 2013	58	—	—	2,667
Other Senior Notes	535	1,183	919	—
Syndicated bank facility	2,441	6,834	7,178	—
Convertible Debentures	116	3,500	—	—
Other long term liabilities	924	891	—	—
Operating leases	4,081	7,656	5,578	4,467
Purchase Obligations	12,221	9,352	9,340	15,087
      On April 14, 2005, U.S.$1.7 million of unexchanged principal amount of Imagen Satelital 11% Senior Notes due 2005 were exchanged for new Imagen Satelital promissory notes in the principal amount of U.S.$2.3 million, which do not bear interest and mature through 2009.
      Purchase obligations described in the chart above include payments under programming agreements for programming delivered or to be delivered in the future, including purchase obligations for future minimum annual license fees of U.S.$4.2 million owed to Playboy Entertainment Group, Inc. as a result of the restructuring of our relationship with Playboy Enterprises, Inc.

Introduction to Operating Results

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

Subscriber-Based Fees
      We derive a majority of our revenues from subscriber-based fees we charge to pay television system operators that distribute our branded television channels. We charge pay television system operators either a flat or per-subscriber fee for the right to broadcast our branded television channels through their cable or direct-to-home distribution systems. Pricing for basic channels typically involves either a monthly lump sum payment per channel or package of channels or a fixed price per subscriber. For premium and pay-per-view channels, we receive a percentage of the revenues generated from the subscribers to these channels.
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
      We generally recognize advertising revenues as advertising spots are aired. In the case of certain advertising spots placed on our broadcast radio stations, we guarantee minimum ratings to the advertiser. In those cases, we do not recognize the corresponding revenues until we achieve the guaranteed ratings. Payments received before an advertisement spot is displayed are recorded as unearned revenues. Revenues from sponsorship arrangements are recognized ratably. The terms of our contracts with advertisers and advertising agencies range from one to twelve months.
      With respect to Internet advertising, we recognize advertising revenues ratably in the period in which the advertisement is displayed, so long as no significant obligations remain. When minimum impression levels are guaranteed, we do not recognize the corresponding revenues until we achieve guaranteed levels.

Production Services
      Claxson Playout Inc., formerly known as The Kitchen, Inc., one of our subsidiaries, provides playback program origination and post-production services to certain affiliated channels as well as to third parties. In addition, our In Jaus division provides creative services to third parties. We recognize production services revenues as work is performed.

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

Operating Expenses
      Our operating expenses consist of:

•	product, content and technology;

•	marketing and sales;

•	corporate and administration; and

•	depreciation and amortization.
      Product, Content and Technology Expenses. Product, content and technology expenses consist primarily of the amortization of rights to broadcast acquired or licensed television content and related rights, the cost of satellite space used in delivering our pay television channels, and personnel and related costs associated with programming, purchase and production of content, post-production, dubbing, playback, and the up-link of our pay television channels or transmission of our broadcast radio stations. The cost of broadcast and license rights is amortized over the term of licenses and based on the anticipated usage of the program.
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
      Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation and amortization of production, post-production and other equipment, servers and other computer equipment, buildings, office furniture and leasehold improvements. Investments in property and equipment, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the improvement. Property and equipment is being depreciated and amortized, as the case may be as follows:

•	buildings 20-50 years;

•	computers, software and other equipment 3-10 years;

•	leasehold improvements 5-7 years; and

•	furniture, fixtures and other fixed assets 5-10 years.

      We also incur amortization expense related to the amortization of broadcast television and radio licenses.
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
      Share of Loss from Unconsolidated Affiliates. Share of loss from unconsolidated affiliates includes our proportionate share of the net income of DMX Music Latin America for 2003 and 2004, as well as out proportionate share of the net income of Digital Latin America from November 1, 2004 to December 31, 2004. For 2001 and 2002 it represents our proportionate share of the net income or loss of Playboy TV Latin America, LLC (prior to December 2002), The Locomotion Channel, Playboy TV International, DMX Music Latin America and certain other companies in which we had investments. Share of loss from unconsolidated affiliates also includes gains or losses resulting from the divestiture of certain of these investments.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      The following table sets forth, for the periods indicated selected financial information for our pay television, broadcast radio, Internet and broadband businesses, and our corporate department. The results of operations in the following chart are affected by a 2% depreciation of the Argentine Peso and a 5% appreciation of the Chilean Peso in 2004 compared to 2003, against the U.S. dollar.

	Year Ended December 31,

	2003					2004

	Pay	Broadcast				Pay	Broadcast
	Television	Radio	Broadband	Corporate	Total	Television	Radio	Broadband	Corporate	Total

	(In thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$38,922	$—	$10	$—	$38,932	$40,052	$—	$—	$—	$40,052
Advertising	3,857	14,601	73	—	18,531	5,345	17,938	56	—	23,339
Production services	3,051	—	—	—	3,051	3,233	—	—	—	3,233
Other	2,385	—	95	—	2,480	1,301	165	44	50	1,560

Total net revenues	48,215	14,601	178	—	62,994	49,931	18,103	100	50	68,184
Operating expenses:
Product, content and technology	18,581	4,401	1,016	213	24,211	22,850	5,470	368	604	29,292
Marketing and sales	6,382	2,513	50	355	9,300	8,018	4,266	188	402	12,874
Corporate and administration	10,145	1,457	725	4,286	16,613	9,328	1,832	501	3,145	14,806
Depreciation and amortization	3,362	1,499	6	178	5,045	3,164	1,739	7	—	4,910
Impairment of Goodwill	2,479	—	279	—	2,758	—	—	—	—	—

Operating income (loss)	$7,266	$4,731	$(1,898)	$(5,032)	$5,067	$6,571	$4,796	$(964)	$(4,101)	$6,302

Net Revenues
      Net revenues increased U.S.$5.2 million, or 8%, to U.S.$68.2 million in 2004 from U.S.$63.0 million in 2003. Approximately 59% of net revenues in 2004 was comprised of subscriber-based revenues. For 2003 and 2004, 25% and 24% of net revenues were earned in Argentina, while Chile represented 25% and 28% of net revenues in 2003 and 2004, respectively.
      Pay television revenues increased U.S.$1.7 million, or 4%, to U.S.$49.9 million in 2004 from U.S.$48.2 million in 2003. Approximately 80% of pay television revenues in 2004 was comprised of subscriber-based fees, compared to 81% in 2003.
      Pay television subscriber-based fees increased U.S.$1.1 million, or 3%, to U.S.$40.1 million in 2004 from U.S.$38.9 million in 2003. This increase was primarily due to the increased distribution of our basic channels as revenue per subscriber remained unchanged at U.S.$0.07. For 2003 and 2004, 30% and 28%, respectively, of pay television subscriber-based revenues were earned in Argentina.
      Advertising revenues increased U.S.$4.8 million, or 26%, to U.S.$23.3 million in 2004 from U.S.$18.5 million in 2003. Approximately 74% and 72% of advertising revenues were earned in Chile in 2003 and 2004, respectively.
      Pay television advertising revenues increased U.S.$1.5 million, or 39%, to U.S.$5.3 million in 2004, from U.S.$3.9 million in 2003. This increase resulted from the stabilization of the Argentine Peso compared to the U.S. dollar, and a corresponding increase in Argentine Peso advertising spending as a result of the economic recovery in Argentina during 2004, which represents our primary market of pay television advertising.
      Broadcast radio advertising revenues increased U.S.$3.3 million, or 23%, to U.S.$17.9 million in 2004, from U.S.$14.6 million in 2003. The increase is primarily due to the increase in Radio Chile’s revenues as a result of increased advertising spending in Chile as well as certain price increases. Revenues from Radio Sarandi were U.S.$0.6 million higher than in 2003 as a result of the recovery of the advertising market in Uruguay.
      Internet and Broadband advertising revenues were almost unchanged in 2004 compared to 2003.
      Production services revenues increased U.S.$0.2 million to U.S.$3.2 million in 2004, from U.S.$3.0 million in 2003. We expect production services revenues to decrease significantly in 2005 as a result of our divestiture of the language conversion and international traffic operations of Claxson Playout (formerly known as The Kitchen, Inc.) in May 2005.
      Other revenues decreased U.S.$0.9 million, or 37%, to U.S.$1.6 million in 2004, from U.S.$2.5 million in 2003. The decrease is principally attributable to the termination of the services provided to Locomotion through December 2003.

Operating Expenses

Product, Content and Technology Expenses
      Product, content and technology expenses increased U.S.$5.1 million, or 21%, to U.S.$29.3 million in 2004 from U.S.$24.2 million in 2003. Product, content and technology expenses as a percentage of revenues increased to 43% in 2004 from 38% in 2003.
      Product, content and technology expenses for pay television increased U.S.$4.3 million, or 23%, to U.S.$22.9 million in 2004 from U.S.$18.6 million in 2003. Product, content and technology expenses for pay television as a percentage of pay television revenues increased from 39% in 2003 to 46% in 2004. The increase in these expenses is primarily due to a U.S.$1.0 million increase in original production, primarily for the Infinito channel, a U.S.$0.9 million increase in amortization of programming as a result of increased investments in acquired programming, a U.S. $0.8 million increase in technical expenses as a result of the need for additional satellite space to deliver the Infinito channel into the U.S. Hispanic market and the Playboy TV Latin America channel into Spain, a U.S.$0.8 million increase in personnel expenses for product and content primarily as a result of an increase in original production, and a U.S.$0.6 million increase in language conversion expenses as a result of the provision of services with higher costs than services provided in 2003.
      Product, content and technology expenses for broadcast radio increased U.S.$1.1 million, or 24%, to U.S.$5.5 million in 2004, from U.S.$4.4 million in 2003. Product, content and technology expenses for broadcast radio remained unchanged as a percentage of broadcast radio revenues at 30%. The increase in product, content and technology expenses is primarily attributable to a U.S.$0.4 million increase in production expenses at Radio Chile for talent and third party productions, as well as a U.S.$0.3 million increase in personnel expenses, and a U.S.$0.3 million increase in production expenses as a result of our launch of a new radio station in Uruguay.
      Product, content and technology expenses for Internet and broadband decreased U.S.$0.6 million, to U.S.$0.4 million in 2004, from U.S.$1.0 million in 2003. The decrease is attributable to the elimination of certain service offerings.

Marketing and Sales Expenses
      Marketing and sales expenses increased U.S.$3.6 million, or 38%, to U.S.$12.9 million in 2004 from U.S.$9.3 million in 2003. Marketing and sales expenses as a percentage of net revenues increased to 19% in 2004, from 14% in 2003.
      Pay television marketing and sales expenses increased U.S.$1.6 million, or 25%, to U.S.$8.0 million in 2004, from U.S.$6.4 million in 2003. Marketing and sales expenses for pay television as a percentage of pay television revenues increased from 13% in 2003 to 16% in 2004. The overall increase was primarily due to a U.S.$0.8 million increase in marketing expenses, primarily spent on the relaunch of Playboy TV Latin America in the Spanish market, and U.S.$0.8 million in increased selling expenses primarily due to increased withholding tax expenses related to Playboy TV Latin America as a result of the transfer of our DIRECTV Latin America contracts to our local in country operating companies from the U.S. based company.
      Marketing and sales expenses for broadcast radio increased U.S.$1.8 million, or 70%, to U.S.$4.3 million in 2004, from U.S.$2.5 million in 2003. Marketing and sales expenses for broadcast radio as a percentage of broadcast radio revenues increased to 24% in 2004 compared to 17% in 2003. The increase is attributable to a U.S.$0.8 million increase in selling expenses as a result of agency commissions for Chilean radio as a result of the increase in revenues as well as a U.S.$0.3 million increase in the provision for uncollectible accounts receivable, U.S.$0.3 million increased selling personnel expenses to support the increase in revenues, and a U.S.$0.2 million increase in marketing expenses for our Chilean radio as part of the efforts to maintain and increase ratings and market share, as well as increased marketing and sales expenses in Radio Sarandi of U.S.$0.2 million.
      Marketing and sales expenses for Internet and broadband represented U.S.$0.2 million for 2004, which reflects an increase in marketing activities to promote the new services compared to no marketing investment in 2003.

Corporate and Administration Expenses
      Corporate and administration expenses decreased U.S.$1.8 million, or 11%, to U.S.$14.8 million in 2004 from U.S.$16.6 million in 2003. Corporate and administration expenses as a percentage of net revenues decreased to 22% for 2004 compared to 26% in 2003.
      Corporate and administrative expense for pay television decreased U.S.$0.8 million, or 8%, to U.S.$9.4 million in 2004 from U.S.$10.1 million in 2003. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 19% for 2004 compared to 21% in 2003. The decrease in corporate and administration expenses for pay television was primarily attributable to a reduction of U.S.$0.6 million in infrastructure expenses in the U.S. operation as a result of the consolidation of the operations into one facility, as well as a U.S.$0.3 million decrease in personnel expenses in the U.S. as part of our continued restructuring of our operations.
      Corporate and administrative expenses for broadcast radio increased U.S.$0.4 million, or 26%, to U.S.$1.8 million in 2004 from U.S.$1.5 million in 2003. Corporate and administration expenses for broadcast radio as a percentage of broadcast radio net revenues remained unchanged at 10% for 2004 and 2003. The increase in corporate and administrative expenses for broadcast radio is primarily attributable to increased expenses in Chile to support the increase in revenues.
      Corporate and administrative expenses for Internet and broadband decreased U.S.$0.2 million, or 31%, to U.S.$0.5 million in 2004 from U.S.$0.7 million in 2003. The decrease in corporate and administration expenses for Internet and broadband was primarily attributable to the transfer of personnel and related expenses that were not specifically related to our Internet business from our Internet division to our pay television division.
      Finally, expenses at the corporate level decreased U.S.$1.1 million to U.S.$3.2 million in 2004 from U.S.$4.3 million in 2003. The decrease is primarily attributable to a decrease of U.S.$0.8 million due to the elimination of certain unpaid director fees as a result of the renewal of an advisory services contract with the Cisneros Group, Hicks Muse and the Founders, as well as continued cost reduction in other expenses.

Depreciation and Amortization
      Depreciation and amortization expenses decreased U.S.$0.1 million, or 3%, to U.S.$4.9 million in 2004 from U.S.$5.0 million in 2003. Depreciation and amortization expenses as a percentage of net revenues decreased to 7% in 2004 from 8% in 2003.

Other Income (Expense)
      Other income (expense), which principally consists of foreign currency exchange loss, net, interest expense, interest income, and other miscellaneous income (expenses) consisted of net expenses of U.S.$1.3 million in 2004 compared with net income of U.S.$5.1 million in 2003. This change resulted primarily from a foreign currency exchange loss of U.S.$0.2 million in 2004 compared to a foreign exchange gain of U.S.$8.5 million in 2003, due primarily to the stabilization of the exchange rate of the Argentine Peso against the U.S. dollar in 2004.

Share of Loss from Unconsolidated Affiliates
      Share of income from unconsolidated affiliates represents our proportionate share of the net income or loss from DMX MUSIC Latin America and other companies in which we have investments. For 2004, in addition to our interest in DMX MUSIC Latin America, income from unconsolidated affiliates included our proportionate share of the net income or loss of DLA Holdings, Inc. Our share of income from unconsolidated affiliates decreased U.S.$0.2 million to U.S.$0.2 million in 2004 from U.S.$0.4 million in 2003. The decrease is due to the investment in DLA Holdings, Inc in October of 2004 that had net losses.

Discontinued Operations
      Discontinued operations represent the net income of our broadcast television division, Chilevision, which we sold in April 2005. For the year ended December 31, 2004, Chilevision had net income of U.S.$3.1 million, a U.S.$2.4 million increase compared to net income of U.S.$0.7 million in 2003. The increase was primarily a result of an increased revenues due to increased ratings which enabled the channel to increase its prices.

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

	Year Ended December 31,

	2002					2003

	Pay	Broadcast				Pay	Broadcast
	Television	Radio	Broadband	Corporate	Total	Television	Radio	Broadband	Corporate	Total

	(In thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$31,493	$—	$73	$—	$31,566	$38,922	$—	$10	$—	$38,932
Advertising	2,260	13,170	121	—	15,551	3,857	14,601	73	—	18,531
Production services	7,081	—	—	—	7,081	3,051	—	—	—	3,051
Other	5,358	412	(4)	—	5,766	2,385	—	95	—	2,480

Total net revenues	46,192	13,582	190	—	59,964	48,215	14,601	178	—	62,994
Operating expenses:
Product, content and technology	16,142	4,545	1,846	—	22,533	18,581	4,401	1,016	213	24,211
Marketing and sales	7,434	2,361	1,001	—	10,796	6,382	2,513	50	355	9,300
Corporate and administration	8,016	1,752	1,554	4,012	15,334	10,145	1,457	725	4,286	16,613
Depreciation and amortization	5,297	3,860	3,473	(1,237)	11,393	3,362	1,499	6	178	5,045
Impairment of Goodwill	—	—	—	—	—	2,479	—	279	—	2,758

Operating income (loss)	$9,303	$1,064	$(7,684)	$(2,775)	$(92)	$7,266	$4,731	$(1,898)	$(5,032)	$5,067

Net Revenues
      Net revenues increased U.S.$3.0 million, or 5%, to U.S.$63.0 million in 2003 from U.S.$60.0 million in 2002. Approximately 62% of net revenues in 2003 was comprised of subscriber-based revenues. For 2002 and 2003, 26% and 25% of net revenues were earned in Argentina, while Chile represented 22% and 25% of net revenues in 2002 and 2003, respectively.
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
      Advertising revenues increased U.S.$3.0 million, or 19%, to U.S.$18.5 million in 2003 from U.S.$15.5 million in 2002. Approximately 79% and 74% of advertising revenues were earned in Chile in 2002 and 2003, respectively.
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
      Broadcast radio advertising revenues increased U.S.$1.4 million, or 11%, to U.S.$14.6 million in 2003, from U.S.$13.2 million in 2002. The increase is primarily due to the increase in Radio Chile’s revenues of U.S.$1.5 million as a result of increased advertising spending in Chile. Revenues from Sarandi were U.S.$0.1 million lower than in 2002.
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

Operating Expenses

Product, Content and Technology Expenses
      Product, content and technology expenses increased U.S.$1.7 million, or 7%, to U.S.$24.2 million in 2003 from U.S.$22.5 million in 2002. Product, content and technology expenses as a percentage of revenues remained unchanged at 38% for both 2003 and 2002.
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
      Product, content and technology expenses for broadcast radio decreased slightly, to U.S.$4.4 million in 2003, from U.S.$4.5 million in 2002. Product, content and technology expenses for broadcast radio decreased as a percentage of broadcast radio revenues from 33% in 2002 to 30% in 2003. The decrease is primarily attributable a U.S.$1.0 million increase in programming and production expenses for Radio

Chile, excluding personnel, as a result of the increase in investment in independent production to maintain our position in the market, partially offset by a U.S. $0.5 million reduction in production personnel expense as a result of a switch to independent productions and a U.S.$0.5 million reduction in production expenses in the Uruguayan radios as a result of the reduced investment in programming to adjust for a lower level of revenues.
      Product, content and technology expenses for Internet and broadband decreased U.S.$0.8 million, to U.S.$1.0 million in 2003, from U.S.$1.8 million in 2002. The decrease is attributable to the elimination of certain service offerings.

Marketing and Sales Expenses
      Marketing and sales expenses decreased U.S.$1.5 million, or 14%, to U.S.$9.3 million in 2003 from U.S.$10.8 million in 2002. Marketing and sales expenses as a percentage of net revenues decreased to 15% in 2003, from 18% in 2002.
      Pay television marketing and sales expenses decreased U.S.$1.0 million, or 14%, to U.S.$6.4 million in 2003, from U.S.$7.4 million in 2002. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 16% in 2002 to 13% in 2003. The overall decrease was primarily due to a reduction in sales expense of U.S.$1.4 as a result of reduced provisions for uncollectible accounts receivables following our significant effort to improve the aging of receivables and the collection of receivables that were provisioned for, partially offset by U.S.$0.7 million increase attributable to the consolidation of Playboy TV Latin America.
      Marketing and sales expenses for broadcast radio increased U.S.$0.1 million, or 6%, to U.S.$2.5 million in 2003, from U.S.$2.4 million in 2002. Marketing and sales expenses for broadcast radio as a percentage of broadcast radio revenues remained unchanged at 17% for both 2003 and 2002.
      Marketing and sales expenses for Internet and broadband represented U.S.$0.1 million for 2003, which reflect the reduction of expenses in the Internet and broadband division from 2002 expense of U.S.$1.0 million.

Corporate and Administration Expenses
      Corporate and administration expenses increased U.S.$1.3 million, or 8%, to U.S.$16.6 million in 2003 from U.S.$15.3 million in 2002. Corporate and administration expenses as a percentage of net revenues remained unchanged at 26% for both 2003 and 2002.
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
      Corporate and administrative expenses for broadcast radio decreased U.S.$0.3 million, or 17%, to U.S.$1.5 million in 2003 from U.S.$1.8 million in 2002. Corporate and administration expenses for broadcast radio as a percentage of broadcast radio net revenues decreased to 10% in 2003 from 13% in 2002 due to a U.S.$0.2 million reduction of expenses in Chile and a U.S.$0.1 million reduction in the expenses related to Radio Sarandi.
      Corporate and administrative expenses for Internet and broadband decreased U.S.$0.9 million, or 53%, to U.S.$0.7 million in 2003 from U.S.$1.6 million in 2002. The decrease in corporate and administration expenses for Internet and broadband was primarily attributable to the transfer of personnel and related expenses that were not specifically related to our Internet from our Internet division to our pay television division.
      Finally, expenses at the corporate level increased U.S.$0.3 million to U.S.$4.3 million in 2003 from U.S.$4.0 million in 2002. The increase is primarily attributable to the U.S.$0.7 million increase in the accrual of personnel compensation related to senior management bonuses, partially offset by reduced insurance premiums as a result of the elimination of directors’ insurance for El Sitio, Inc.

Depreciation and Amortization
      Depreciation and amortization expenses decreased U.S.$6.4 million, or 56%, to U.S.$5.0 million in 2003 from U.S.$11.4 million in 2002. Depreciation and amortization expenses as a percentage of net revenues decreased to 8% in 2003 from 19% in 2002. This decrease is due to the extension by the Chilean government of the life of the license for a significant number of our radio concessions which decreased our amortization expense by $2.0 million for the year, a U.S.$5.9 million decrease in depreciation related to our Internet assets as a result of the full depreciation of a majority of these assets in 2002, and a reduction in pay television depreciation as a result of the full depreciation during 2002 of assets related to information systems and implementations that were not going to be used by us and that represented U.S.$1.5 million of depreciation during 2002.

Other Income (Expense)
      Other income (expense), which principally consists of foreign currency exchange loss, net, interest expense, interest income, and other miscellaneous income (expenses) consisted of net expenses of U.S.$5.1 million in 2003 compared with net expenses of U.S.$54.3 million in 2002. This change resulted primarily from a foreign currency exchange gain of U.S.$8.5 million in 2003 compared to a foreign exchange loss of U.S.$60.5 million in 2002, due primarily to the stabilization of the exchange rate of the Argentine Peso against the U.S. dollar in 2003 and a decrease in interest expense of U.S.$10.2 million as a result of our debt restructuring whereby we were required to expense all future interest payments on our 8.75% Senior Notes due 2010 at issuance in 2002.

Share of Loss from Unconsolidated Affiliates
      Share of loss from unconsolidated affiliates represents our proportionate share of the net income or loss from DMX MUSIC Latin America and other companies in which we have investments. For 2002, in addition to our interest in DMX MUSIC Latin America, loss from unconsolidated affiliates represented our proportionate share of the net income or loss of Playboy TV International, Playboy TV Latin America, and The Locomotion Channel. Our share of loss from unconsolidated affiliates increased U.S.$7.1 million to a gain of U.S.$0.4 million in 2003 from a loss of U.S.$6.7 million in 2003. The increase is due to the divestiture of our interest in companies that had net losses, primarily the renegotiation with Playboy Enterprises, Inc which resulted in a net loss of U.S.$9.3 million in 2003, and the sale of our share of The Locomotion Channel which generated a net gain of U.S.$1.6 million in 2003.

Discontinued Operations
      Discontinued operations represent the net income of our broadcast television division, Chilevision, which we sold in April 2005. For the year ended December 31, 2003, Chilevision had net income of U.S.$0.7 million, a U.S.$3.1 million increase compared to a net loss of U.S.$2.4 million in 2002. The increase is primarily a result of increased revenues due to increased ratings which enabled the channel to increase its prices.

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
      Our principal liquidity and capital resources needs in the future include the debt service on our outstanding debt, which will require principal and interest payments of approximately U.S.$8.2 million in 2005. We believe that our cash, cash equivalents and other working capital resources, including the proceeds from the sale of Chilevision, will be sufficient to meet our capital resources and liquidity requirements through 2005. A failure to meet our business plan objectives could result in an inability to meet our obligations when due.
      Our principal sources of liquidity and capital resources consist of our balance of cash and cash equivalents, cash from operations and, to lesser degree, debt financing.
      At December 31, 2004, we had total cash and cash equivalents of U.S.$7.3 million, as compared to U.S.$7.7 at December 31, 2003.
      As of December 31, 2004, we had approximately U.S.$77.7 million in long-term debt and U.S.$8.2 million in short-term debt, as compared to U.S.$74.4 million in long-term debt and U.S.$11.5 million in short-term debt, at December 31, 2003. Our debt included U.S.$58.0 million under Claxson’s 8.75% Senior Notes due 2010 (which includes U.S.$16.6 million in future interest payments as required by accounting principles applicable to us due to the debt restructuring of our 11% Senior Notes due 2005), and U.S.$16.5 million under a syndicated bank facility payable through 2009. Since December 31, 2004 we were able to exchange U.S.$1.7 million of Imagen 11% Senior Notes due 2005 into other debt maturing through 2009. The remaining U.S.$0.3 million principal amount of Imagen’s 11% Senior Notes due 2005 that are outstanding continue to be in default and are classified as short-term. The indenture for the 8.75% Senior Notes and the syndicated bank debt agreement restrict the ability of some of our operating subsidiaries from, among other things, incurring additional indebtedness and paying dividends.
      Cash flow provided by operating activities was U.S.$3.6 million in the twelve months ended December 31, 2004 compared to U.S.$13.0 million in 2003. The decrease in cash flows provided by operating activities is primarily a result of changes in the assets of Chilevision of U.S.$14.0 million, and an increase of U.S.$1.9 million in payments for programming rights in 2004 compared to 2003 as part of our increased investment in programming, partially offset by a U.S.$5.5 million increase in net income excluding non-cash items in 2004 compared to 2003 and U.S.$1.0 million reduction in accounts receivable from third and related parties in 2004 compared to 2003 as a result of our continued effort to reduce days outstanding for receivables.
      Capital expenditures of U.S.$2.0 million were made in the twelve months ended December 31, 2004 primarily in connection with general equipment maintenance and upgrades compared to U.S.$2.3 million in 2003. Cash provided by investing activities during the twelve months ended December 31, 2004 included U.S.$0.6 million from the sale of non-strategic assets as well as the receipt of a U.S.$0.5 million deposit for the sale of Chilevision. Investments made during 2004 included U.S.$1.6 million related to the payment of certain capitalizable transaction costs related to the merger transaction compared to U.S.$2.4 million related to the final installments of the payment of the purchase price for a minority stake in our Chilean operations, and U.S.$1.9 million for the payment of certain capitalizable transaction costs related to the merger transaction for the year 2003. During 2004 net investments of U.S.$2.8 million were made in unconsolidated affiliates, including a U.S. $3.4 million investment in Digital Latin America partially offset by dividends in the amount of U.S.$0.5 million received from DMX Music Latin America.
      Cash provided by financing activities during the year 2004 was U.S.$1.6 million as compared to cash used in financing activities of U.S.$7.6 million for 2003. During 2004 we paid U.S.$6.3 million of principal payments under Radio Chile’s syndicated credit facility, as well as other miscellaneous debt. During the year 2004 we issued U.S.$3.5 million in convertible debentures due 2006, and obtained proceeds from the sale of common shares to shareholders of U.S.$3.4 million.

      In April 2005 we completed the sale of Chilevision for an up-front cash payment of U.S.$11.4 million and an additional U.S.$1.0 million serving as a holdback for potential indemnifications payable on the first anniversary of the closing. As part of the terms of the sale, we retained U.S.$5.9 million of Chilevision’s accounts receivable which we anticipate collecting during 2005. Pursuant to the indenture for our 8.75% Senior Notes, we may use such proceeds to repay or prepay any senior indebtness and/or to invest in our programming business. We are currently exploring different alternatives for the use of the Chilevision net cash proceeds, including the repayment of senior indebtedness and investment in our pay television business by expanding our current brands and/or acquiring additional programming assets. If after the twelve month period from such sale, however, we have not used all of the net cash proceeds to repay senior indebtedness and/or invest in our programming business and such unused net cash proceeds exceed U.S.$5.0 million, we will be required to use all such unused net cash proceeds to partially redeem our 8.75% Senior Notes.

Research and Development, Patents and Licenses, etc.
      Not Applicable

Trend Information
      For a description of the trends affecting our business see Item 3D “Risk Factors” and Item 5 “Operating and Financial Review and Prospects.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
      The following table presents the names of our members of the board of directors as of June 1, 2005, their ages, the date each member accepted office (the term of each director expires at the 2005 Annual Meeting):

Name	Age	Director Since

Roberto Vivo-Chaneton	51	September 21, 2001
Carlos Bardasano	60	September 21, 2001
Eric C. Neuman	60	September 21, 2001
Ana Teresa Arismendi	39	April 30, 2002
Frank Feather	62	September 21, 2001
John A. Gavin	74	September 21, 2001
Gabriel Montoya	36	April 30, 2002
José Antonio Rìos	59	September 21, 2001
Emilio Romano	40	November 12, 2001
Marcos Clutterbuck	34	August 23, 2002
Ricardo Verdaguer	54	September 21, 2001
Luis Villanueva	48	April 30, 2002
      Mr. Vivo-Chaneton is the chairman of the board of directors and Messrs. Bardasano and Neuman are vice chairmen of the board of directors.
      Each member of the board of directors serves for a period ending at each annual meeting of our shareholders, which generally will be held during the last quarter of each year.

Executive Officers
      The following table sets forth the names of each of our and our subsidiaries’ executive officers as of June 1, 2005, their ages, the position they hold in Claxson and the date of employment in said position:

			Current Position Held
Name	Age	Position	Since

Roberto Vivo-Chaneton	51	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	48	Chief Operating Officer — Pay Television	September 21, 2001
José Antonio Ituarte	45	Chief Financial Officer	January 1, 2002
Roberto Cibrian-Campoy	46	Executive Vice President — Broadband and Internet	September 21, 2001
Amaya Ariztoy	37	General Counsel	September 21, 2001
Mariano Varela	37	Senior Vice President — Sales and Marketing	January 1, 2003
Marcelo Zuñiga	55	Executive Director — Ibero American Radio Chile	August 30, 2002
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
      Carlos Bardasano is director and vice chairman of our board of directors. Mr. Bardasano joined the Cisneros Group of Companies 39 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies. Mr. Bardasano served as president and CEO of the Venevision Television Network from 1992 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, the first television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela. Mr. Bardasano has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”
      Eric C. Neuman is director and vice chairman of our board of directors. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Digital Latin America, Media Capital and Grupo Multivision. He previously was a director of Chancellor Media,

Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Neuman has been appointed to our board of directors by our Class H common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”
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
      Marcos Clutterbuck is a Principle of Hicks, Muse, Tate & Furst Incorporated . He has been with Hicks Muse since 1998 and is currently based in the Buenos Aires office. Prior to joining Hicks Muse, Mr. Clutterbuck worked with R. Arriazu & Associates in Buenos Aires and with Mercer Management Consulting in Boston. He was also an assistant professor of Economics at the Universidad Católica Argentina. Mr. Clutterbuck also serves on the boards of several corporations, including Cablevisión S.A., International Outdoor Advertising and Editorial Atlántida S.A. Mr. Clutterbuck received a Licentiate in Economics from the Universidad Católica Argentina and his Masters of Business Administration degree from Stanford University, where he was designated an Arjay Miller Scholar, distinction awarded to the top 10% of the class. Mr. Clutterbuck has been appointed to our board of directors by our Class H common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”
      Frank Feather is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting to national governments and global corporations on future trends. Mr. Feather has written several books, the most recent of which is “Biznets: The Webopoly Future of Business.” He hosts the Future-Trends.com website. Mr. Feather holds an Honors Bachelor of Arts degree in Business Administration from York University in Toronto, Canada.
      John A. Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is a Senior Counselor of Hicks Trans America Partners. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University. He has been appointed to our board of directors by our Class H common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”
      Gabriel Montoya is vice president of the office of the chairman and chief executive officer of the Cisneros Group of Companies since May 2004. Prior to his current position, he was managing director, assistant to the President of the Cisneros Group of Companies. Previously, Mr. Montoya was director of new business development at the Cisneros Television Group. Previously, Mr. Montoya was corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela (1990) and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración

(IESA) in Caracas, Venezuela (1993). Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela. Mr. Montoya has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”
      José Antonio Rìos is chief administrative officer and international president of Global Crossing (NASDAQ: GLBC) overseeing human resources, real estate, vendor management as well as the company’s international operations, covering Latin America, Europe and Asia. Mr. Rìos is chairman of the board of Global Crossing UK, and also serves as a director in more than 60 other Global Crossing entities worldwide. Prior to joining Global Crossing, Mr. Rìos served as president and chief executive officer of Telefónica Media. Additionally, he was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He also has served on the boards of over 30 companies within the Telefónica group. Mr. Rìos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Rìos was the founding president and chief executive officer of DIRECTVtm Latin America, where he was responsible for the planning, development and launch of DIRECTV in the region. Mr. Rìos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Rìos holds a degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela.
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
      Ricardo Verdaguer has served as Chairman of the Board of Directors of Impsat Fiber Networks, Inc. since March 2003 and chief executive officer and member of the Board of Directors of Impsat Fiber Networks since 1994. Mr. Verdaguer was co-founder of Impsat Argentina, where he served as President and CEO from April 1988 to February 1994. Impsat Fiber Networks, Inc. is a leading provider of fully integrated broadband data, Internet and voice telecommunications services in Latin America and the USA. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalúrgicas Pescarmona. He holds a Bachelor of Science degree in Engineering. Mr. Verdaguer has been appointed to our board of directors by our Class F common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”
      Luis Villanueva is the President and CEO of Venevision International LLC, a leading Spanish language entertainment company which engages in TV programming distribution and production, film distribution, music, theater and audiobooks, owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela. Mr. Villanueva has been appointed to our board of directors by our Class C common shareholders. See Item 10B “Memorandum and Articles of Association — Voting Rights.”

Executive Officers
      Ralph Haiek is our chief operating officer-pay television. Previously, Mr. Haiek was chief operating officer of the Cisneros Television Group (CTG) and, prior to that, senior vice president and general manager of CTG Music. Before joining CTG, Mr. Haiek founded MuchMusic Argentina, one of the leading music channels in Latin America. Mr. Haiek is a founding member of Promax Latin America and a member of the Latin Academy of Recording Arts and Sciences. He holds a Bachelors degree in Economics from Universidad de Buenos Aires and a Masters of Business Administration from Instituto de Altos Estudios Empresariales (Universidad Austral) in Argentina. Mr. Haiek was given the 2003 Pay TV President of the Year Award at the INTE Awards held in Miami, FL, an industry event that recognizes the best of the Spanish-speaking television industry.
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
      Roberto Cibrian-Campoy is our executive vice president — broadband and Internet. Mr. Cibrian-Campoy was El Sitio’s co-founder and served as the chief executive officer, president and a director of El Sitio from inception. In 1992, Mr. Cibrian-Campoy founded and served as president of Cibrian-Campoy Creativos, S.A., a producer of computer animation and developer of multimedia projects. From 1989 to 1992, Mr. Cibrian-Campoy served as advisor to the Minister of Culture and Education of Argentina. From 1982 to 1989, Mr. Cibrian-Campoy was an architect at his own firm and a designer with a leading Buenos Aires architecture firm. Mr. Cibrian-Campoy holds a degree in Architecture from the Universidad de Belgrano in Buenos Aires, Argentina.
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
      Amaya Ariztoy is our general counsel. Ms. Ariztoy has served as vice president of legal and business affairs for Cisneros Television Group since 1998. Ms. Ariztoy also manages and oversees corporate legal matters with channel partners, affiliates and advertisers. Ms. Ariztoy has worked in several areas within the Cisneros Group of Companies, including the Venezuelan-based broadcast television station, Venevision, and DIRECTV/ Venezuela. Ms. Ariztoy holds a law degree from the School of Law of Universidad Católica Andres Bello in Caracas, Venezuela.
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
      Each independent director and up to one director appointed by each of Hicks Muse and the Cisneros Group who is not an employee of each respective organization is entitled to receive $40,000 annually for service on our board of directors, payable quarterly. The directors who received the annual compensation for the year ended December 31, 2004, were Messrs. Rios, Romano and Feather, our independent directors, Mr. Gavin, a non-employee director appointed by Hicks Muse, and Mr. Verdaguer. In addition, each independent director is entitled to receive an additional $20,000 if he is a member of our Audit Committee. All directors receive reimbursement for out-of-pocket expenses incurred in connection with our board of directors meetings.
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
      In the year ended December 31, 2004, the aggregate amount of compensation paid to our seven executive officers as a group was approximately U.S.$2,573,936. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

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

Shares Subject to Plan
      The 2001 share incentive plan provides that the maximum number of Class A common shares available for grant under the plan is 930,000. All of the shares available for grant under the plan have been granted. The 2001 plan provides that no single participant may be granted share options covering in excess of 85,000 Class A common shares in any fiscal year, except that each of our chief executive officer, chief financial officer, and the chief operations officer of our Pay Television Division may be granted up to 225,000 Class A common shares in any fiscal year. The number of Class A common shares subject to these limits, as well as the number and kind of shares subject to outstanding awards, may be adjusted by the compensation committee or by our board of directors in the event of any change in corporate capitalization.

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

Grant of Stock Options
      The chart below lists options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Business	Stock Options

Roberto Vivo	Corporate	403,565
Ralph Haiek	Pay TV	109,112
José Antonio Ituarte	Corporate	109,112
José Maria Bustamante	Corporate	3,800
Leandro Feliz Añon*		27,800

*	As per employment separation and post employment consulting agreement.
      Except for options to purchase 218,227, 109,112 and 109,112 shares of Class A common stock held by Messrs. Vivo, Haiek and Ituarte, respectively, the exercise price is the average of the closing price for the five-day trading period beginning on January 17, 2002, the date of grant, which was U.S.$0.738, and are currently vested and exercisable. Options to purchase 218,227, 109,112 and 109,112 shares of Class A common shares held by Messrs. Vivo, Haiek and Ituarte, respectively, are exercisable at a price of $3.20 per share (the closing sales price of our stock for the date immediately preceding the date of grant) and vest 60% on the second anniversary of the grant and 40% on the third anniversary of the grant. Except for Roberto Vivo’s options which are exercisable for 10 years from the date of grant, the options are exercisable for five years from the date of grant.

Grant of Restricted Shares to Cisneros Television Group Employees
      On January 17, 2001, we granted approximately 50,000 restricted Class A common shares to employees of the Cisneros Television Group and its affiliates, and all shares have since vested. These shares were issued in connection with the consummation of the merger transaction.

C.	Board Practices

Directors
      See Item 6, Section A “Directors and Senior Management”.

Members of Management Body
      See Item 6, Section A “Directors and Senior Management”.

Benefits Upon Termination of Employment
      Mr. Vivo-Chaneton, our chief executive officer, is based in Argentina. On December 20, 2004, we entered into a new employment contract with Mr. Vivo-Chaneton which expires on December 31, 2007. Under the terms of the employment agreement with Claxson, upon termination of employment without cause or by Mr. Vivo-Chaneton with good reason, Mr. Vivo-Chaneton will receive all earned, but unpaid, salary, bonus, including the greater of a pro rated target bonus or the guaranteed minimum bonus for the year of termination, and continued benefits. In addition, Mr. Vivo-Chaneton will receive a cash severance package equal to his base salary and target bonus for the balance of the employment term plus one year’s base salary and target bonus, not to exceed 200% of annual base salary and annual target bonus. Mr. Vivo- Chaneton will also receive accelerated vesting of one-half of his unvested options, with all his vested options being exercisable for one year following such termination.
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

Audit Committee
      The audit committee consists of Frank Feather, José Antonio Ríos and Emilio Romano, all of whom are “independent” as that term is defined in relevant Securities and Exchange Committee rules. The audit committee:

•	is responsible for selecting and overseeing the engagement of our independent auditors;

•	reviews the results and scope of the audit and other services provided by our independent registered public accounting firm;

•	reviews our financial statements;

•	reviews and evaluates our internal control functions and financial reporting process; and

•	review and approve all related party transactions.
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
      As of December 31, 2004, our consolidated businesses had an aggregate of 722 full-time employees. Our wholly owned pay television businesses had 444 full-time employees, of whom 62 worked in our Miami offices, 371 in our Buenos Aires offices, and 11 employees in our Mexico, Bahamas and Brazil offices. Our broadcast business had 233 full-time employees as of the same date, of whom 129 worked for Radio Chile, 46 worked for our administrative and other staff areas in Chile and 58 worked for the Sarandi Radio Group.
      At December 31, 2004, our Internet and broadband business had 40 full-time employees.
      At December 31, 2004, our executive offices, comprised of the office of the chairman of the board and chief executive officer and the chief financial officer, had 5 full-time employees.
      As of December 31, 2004, our non-consolidated joint venture, DMX Music Latin America, had 5 full-time employees, and Digital Latin America had 7 full-time employees.
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
      Our subsidiary, Canal Joven S.A., which operated the MuchMusic channel in Argentina, was party to a statutory collective bargaining agreement, the terms of which are set forth in the National Collective Bargaining Agreement No. 131/75 (Convención Colectiva de Trabajo Nacional No. 131/75). Approximately 40 of Canal Joven’s employees were represented by the Argentine Television Union (Sindicato Argentino de Television) and were covered by the statutory collective bargaining agreement. On April 1, 2005 Canal Joven merged into Imagen Satelital and Imagen Satelital, as the surviving entity, became the employer of these employees, consequently these employees are now party to the Imagen private collective bargaining agreement.
      We believe that our relations with our employees are generally good.

E.	Share Ownership
      See Item 6, Section B “Compensation” and Item 7, Section A “Major Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Ownership of Major Shareholders
      The following table presents, as of June 1, 2005, the beneficial ownership of our Class A common shares by:

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

	Number of	Percentage of	Number of		Number of		Number of
	Class A	Class A	Class C		Class F		Class H
	Common	Common	Common		Common		Common
Beneficial Owner	Shares	Shares (%)(1)	Shares		Shares		Shares

1945 Carlton Investments LLC(2)(21)	4,709,769	23.0		1
1947 Carlyle Investments LLC(3)(21)	4,709,769	23.0		1
Ricardo J. Cisneros(4)(21)	4,709,769	23.0
Gustavo A. Cisneros(5)(21)	4,709,769	23.0
Hicks, Muse(6)(21)	7,770,708	37.9						1
Thomas O. Hicks(6)	7,770,708	37.9
IMPSAT Fiber Networks, Inc(19)(20)	—	*		1
Militello Limited(19)(20)	—	*				1
RC Limited(19)(20)	79,236	*				1
SLI.com, Inc.(19)(20)	489,417	2.4				1
Tower Plus International(19)(20)	—	*				1
Roberto Vivo-Chaneton(7)(19)(20)	847,079	4.1				1
Carlos Bardasano(8)	5,000	*
Eric C. Neuman(9)	7,500	*
Ana Teresa Arismendi	400	*
Gabriel Montoya(10)	5,865	*
John A. Gavin(11)	5,000	*
Ricardo Verdaguer(12)	5,000	*
Frank Feather(13)	5,000	*
José Antonio Rìos(14)	5,000	*
Emilio Romano(15)	5,000	*
Luis Villanueva	—	*
Marcos Clutterbuck(16)	—	*
Ralph Haiek	92,400	*
José Antonio Ituarte	9,500	*
Roberto Cibrian Campoy(17)(18)(19)	79,236	*				1
Amaya Ariztoy	800	*
Mariano Julian Varela	2,433	*
Marcelo Zuniga	—	*
All directors and executive officers as a group (18 persons)	1,075,213	5.2
Kingdon Capital Management, LLC(20)	1,023,835	5.0

*	indicates less than 1%

(1)	Based on 20,467,664 shares of our Class A common shares outstanding as of June 12, 2005 and calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 4,709,769 Class A common shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 4,709,769 Class A common shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 4,709,769 Class A common shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(5)	Includes 4,709,769 Class A common shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A common shares owned by the estate of Carlos E. Cisneros. Carlos E. Cisneros had granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A common shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(6)	Includes:

•	5,589,525 Class A common shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	1,014,813 Class A common shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	830,259 Class A common shares held of record by Davivo International Ltd;

•	217,360 Class A common shares held of record by HMLA 1-SBS Coinvestors, L.P.;

•	107,945 Class A common shares held of record by HMTF Holdings;

•	807 Class A common shares held of record by Mr. Hicks; and

•	Options to acquire 10,000 Class A common shares granted to Mr. Neuman and Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan, which were assigned by Mr. Neuman and Mr. Clutterbuck to Hicks, Muse Co. Partners, L.P. on October 7, 2003.

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

(7)	Includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 185,338 shares of Class A common shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(8)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Bardasano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(9)	Consists of 7,500 Class A common shares held directly by Mr. Neuman. Excludes options to acquire 5,000 shares of Class A common shares granted to Mr. Neuman under the Claxson 2001 Share Incentive Plan which are currently exercisable but were assigned to Hicks, Muse Co. Partners L.P. on October 7, 2003. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A common shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A common shares not owned of record by him.

(10)	Includes options to acquire 5,000 Class A common shares granted to Mr. Montoya under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(11)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Gavin under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(12)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Verdaguer under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(13)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Feather under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(14)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Rios under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(15)	Consist of options to acquire 5,000 Class A common shares granted to Mr. Romano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(16)	Excludes options to acquire 5,000 Class A common shares granted to Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan which are exercisable within 60 days and were assigned to Hicks, Muse Co. Partners L.P. on October 7, 2003.

(17)	Includes 79,236 Class A common shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife.

(18)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the board of directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(19)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

(20)	Kingdon Capital Management, LLC is the beneficial owner of 1,023,835 Class A common shares according to a Schedule 13G filed by such firm on February 17, 2005.

Voting
      See Item 10, Section B “Memorandum and Articles of Association”.

B.	Related Party Transactions
      The following discussion presents related party transactions involving Claxson, 1945 Carlton/1947 Carlyle (Cisneros Group), Hicks Muse and/or El Sitio, including their respective affiliates, and our executives/employees and directors for the period beginning January 1, 2002 through June 15, 2005.
      DIRECTV Latin America distributes all of our channels pursuant to distribution agreements. Members of the Cisneros Group of Companies own approximately 21% of DIRECTV Latin America which currently distributes the following channels on a pan-regional basis: Playboy TV, Spice Live, Venus, Infinito, MuchMusic, the DMX MUSIC Latin America channels, Retro, FTV, Cl@se and HTV and the recently launched pay-per-view channel, the G Channel. DIRECTV Latin America also distributes Space and I.Sat in the Southern Cone. The distribution agreements grant DIRECTV Latin America the right to distribute our channels in certain Latin American markets in exchange for a per subscriber, local currency denominated license fee for our basic channels and a percentage of revenues for our premium channels. Our existing distribution agreements with DIRECTV Latin America for our premium channels expired in December 2004. Although the final agreements have not yet been executed, we have negotiated new terms for these agreements and have been operating under these terms since January 2005 which provide us with a lower revenue share percentage for our premium channels than previously received. In addition, our basic channels expire on December 31, 2005. We are currently negotiating these agreements with DIRECTV Latin America and based on those negotiations believe that the new agreements will contain lower per subscriber rates than our current contracts. Therefore, we anticipate that we will experience a reduction in our revenues from DIRECTV commencing in 2005. See Item 3D “Risk Factors — We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.”
      Imagen Satelital and CableVisión S.A., a cable operator in Argentina, entered into an affiliation agreement effective as of January 1, 2003 through December 31, 2005. Funds affiliated with Hicks, Muse, Tate & Furst own approximately 50% of CableVisión. The distribution agreement provides for the distribution of the following channels: Space; I.Sat; Retro; Infinito; FTV; MuchMusic and Crónica for the basic tier; Playboy and Venus as a premium channels and pay-per-view service.
      In Venezuela, a number of Claxson’s pay television channels are distributed pursuant to a distribution agreement between a subsidiary of Claxson and Corporación Telemic S.A., which is also known as Intercable. A fund affiliated with Hicks Muse has a significant equity interest in Intercable. Due to the currency devaluation and foreign currency control system imposed in Venezuela, the parties renegotiated the agreement to provide that the license fees be paid in local currency. The current distribution agreement expires on December 31, 2005.
      In Argentina, Claxson distributes the following channels through Teledigital Cable S.A., an affiliate of Hicks Muse: Space; I.Sat; Infinito; MuchMusic; Retrochannel; HTV; FTV; Playboy and Venus.
      For the years ended December 31, 2002, 2003 and 2004, we realized approximately U.S.$17.4 million, U.S.$16.9 million and U.S.$17.4 million, respectively, in aggregate revenues from our distribution agreements with DIRECTV Latin America, CableVisión, Intercable and Teledigital Cable S.A.

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
      On June 19, 2000, Playboy TV International entered into a program license agreement (as amended by letters dated July 27, 2001 and October 4, 2001) with Venevision International LLC, a member of the Cisneros Group, pursuant to which Venevision International distributes certain Playboy television programs on broadcast television in Latin America, Portugal and Spain. The license fee was U.S.$525,000 for programs aired from April 2003 to March 2004. This Agreement was assigned by Playboy TV International to Playboy TV Latin America effective as of April 1, 2002 as part of the Playboy TV Latin America restructuring. On December 31, 2004, Venevision International LLC and Venevision International Productions LLC, both members of the Cisneros Group, Playboy TV International LLC, an affiliate of Playboy Enterprises and Playboy TV Latin America, entered into a series of related agreements in order to set off and settle outstanding amounts due among themselves arising from the license agreement referred to above and the co-production agreement between Playboy TV International and Venevision International Productions LLC, resulting in a net amount due to Playboy TV Latin America of $333,000 payable by Playboy TV International and Venevision International throughout 2005.
      From time to time, Claxson Playout (formerly known as the Kitchen), our post production facility in Miami provides post production services to Venevision International, a member of the Cisneros Group, for a fee negotiated on a case by case basis. Prior to our sale of Claxson Playout’s dubbing and traffic business in May 2005, Claxson Playout also used to provide dubbing services to Venevision International.
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
      Effective January 1, 2003, Claxson sold the Cl@se channel to the Cisneros Group for U.S.$208,000. Simultaneously with the closing of this transaction, the parties entered into various agreements in order to set off and cancel the outstanding liabilities between Claxson and its subsidiaries on the one hand and the Cisneros Group and its affiliates on the other, which resulted in the Cisneros Group having a total credit balance with Claxson of U.S.$1,118,429. The parties also agreed that Cisneros Group and/or Cl@se were entitled to offset any fees, costs or expenses payable in connection with the services to be rendered by Claxson described below against an equal amount of such Cisneros Group credit balance. Following the sale, Claxson provided the following services to Cl@se:

•	affiliate sales services for the representation of the Cl@se channel in sales to cable operators in Latin America in exchange for a 20% sales commission. In June 2004, Claxson ceased to be the sales agent for Cl@se and will only provide administrative sales support in exchange for a 5% commission based on sales.

•	certain management services for an annual fee until May 2005;

•	program origination, playback, signal distribution, satellite transponder, uplink and other technical services for an annual fee until May 2005; and

•	sublease of office space.

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
      The revenues generated were to be distributed based on a 50/50 sharing formula minus certain costs incurred by the parties. On April 22, 2005, our subsidiary Imagen Satelital S.A. (as successor in interest to El Sitio Management S.A.) and America On Line Latin America, Inc. terminated the strategic alliance agreement by mutual agreement. In accordance with the terms of the termination agreement, Imagen ceased providing the services on June 6, 2005.
      On July 1, 2003, Imagen Satelital (successor in interest to El Sitio Management, S.A.) entered into an agreement with Cable Vision (owner and operator of the subscriber based broadband service known as Fibertel). Under such agreement Fibertel pays Imagen $5,000 pesos per month and 90% for the revenues derived from all online and pay-per-view transactions. Funds affiliated with Hicks Muse hold an approximately 50% ownership interest in Cable Visión S.A. Under the terms of the memorandum of understanding, Fibertel will guarantee to Claxson payment of 100% of all revenue derived from the first 1,000 subscribers to Fibertel’s online games service. In addition, Fibertel would pay to Claxson 50% of all revenue derived from all online games subscribers beyond the first 1,000. This agreement expired on June 30, 2005. However, both parties have continued operating under the terms of agreement and are currently negotiating the renewal of the agreement.
      On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 ( Sport), and FM 91.9 ( Music One, today known as Radio Disney ). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton and one of the beneficial owners of one of our Class F shares of common stock, Guillermo Liberman (the owner of SLI.com), each owns a 25% equity interest in Sarandi. We have also negotiated an option with Sarandi which would grant us the right to acquire the company holding the Sarandi radio concession. Should we choose to exercise the option, the option price may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise and all amounts previously paid by us in lease monthly payments will be applied towards the option payment. On August 1, 2003, we renegotiated the terms and conditions of the option and the lease and co-management agreement. Pursuant to these renegotiations, we reduced the original exercise price of the option by 50% (the ultimate option exercise price will depend on when it is exercised, ranging from U.S.$3,346,000 to U.S.$3,793,200) and reduced the monthly payments due under the lease and co-management agreement from U.S.$60,000 to U.S.$36,000. We recognized U.S.$640,000, U.S.$432,000 and U.S.$432,000 of expenses under this agreement in 2002, 2003 and 2004, respectively.
      Claxson has agreed to pay certain advisory fees to 1945 Carlton/1947 Carlyle (our Class C shareholders), Hicks Muse (our Class H shareholders) and the El Sitio founders (our Class F shareholders) for so long as each such shareholder owns at least three percent of Claxson’s outstanding common shares during a three year term from September 21, 2001. Claxson is required to pay to each of 1945 Carlton/1947 Carlyle and Hicks Muse U.S.$150,000 per year and the El Sitio founders, as a group, U.S.$50,000 per year. On June 14, 2004, the disinterested directors of the Claxson board of directors approved the renewal of the existing advisory agreement for an additional 3 year term (from September 2004 through September 2007). Claxson approved this renewal in exchange for a waiver and termination of all unpaid and future director’s fees ($40,000 annually per director) for those directors designated by Hicks Muse, Cisneros Group and the El Sitio founders, provided that the Cisneros Group and Hicks Muse are still entitled to designate up to one director that is not an employee of either company who will receive director fees for $40,000 per year. Hicks Muse designated Mr. Gavin as such director. We recognized U.S.$850,000, U.S.$850,000 and U.S.$100,000 of expenses under this agreement in 2002, 2003 and 2004, respectively.
      On June 21, 2004, our audit committee and the disinterested directors of our board approved the issuance of convertible debentures in an amount up to U.S.$5.0 million. On July 8, 2004, we executed agreements with Mr. Vivo-Chaneton (our Chairman and Chief Executive Officer), Mr. Haiek (our Pay Television Chief Operating Officer) and Mr. Ituarte (our Chief Financial Officer) for the purchase of U.S.$2.0 million of convertible debentures. These convertible debentures may be converted to our Class A common shares at a conversion price of U.S.$3.24 per share (based on our average stock price for the five trading days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture at the conversion price.
      On September 16, 2004 the disinterested directors of our Board of Directors approved the terms for the issuance of convertible debentures to 1945 Carlton and 1947 Carlyle, members of the Cisneros Group, and on September 20, 2004 we executed agreements with 1945 Carlton and 1947 Carlyle for the issuance of U.S.$0.5 and U.S.$1.0 million, respectively, of convertible debentures. These convertible debentures may be converted into our Class A common shares at a conversion price of U.S.$2.79 per share (based on our average stock price for the five trading days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture at the conversion price. Our total interest expense for the convertible debentures in 2004 was U.S.$116,000.
      Commencing on December 2003, our United States based office contracted local and long distance telephone services and internet connectivity services from Global Crossing Ltd. Mr. Jose A. Rios, a director of our board, is the president of international operations for Global Crossing Ltd. We recognized U.S.$50,000 in expenses under this agreement in 2004.
      Since December 2001, Imagen Satelital receives connectivity services for nine connections among Claxson’s different locations and the Internet from IMPSAT Fiber Networks. Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, used to be a director of IMPSAT. Ricardo Vedaguer, a director of Claxson, is the president and chief executive officer of IMPSAT. We recognized U.S.$198,000 and U.S.$247,000 of expenses under these agreements in 2003 and 2004, respectively.
      On October 28, 2004 the disinterested directors of our Board of Directors approved our entering into a series of transactions related to the restructuring of Digital Latin America, LLC (“Digital Latin America”), a company providing digital services to cable multiple system operators in Latin American since the year 2000. Prior to the restructuring, affiliates of Hicks Muse had a 43% equity interest in Digital Latin America. Claxson, through its subsidiary Lifford International Co. Ltd., acquired a 48% equity interest and 6,000,000 preferred shares in a newly formed holding company, DLA Holdings, Inc. (“DLA Holdings”) which owns 100% of Digital Latin America. Claxson invested a net amount of U.S.$3.4 million in cash and committed to invest an aggregate of $3.0 million over three years to be used by Digital Latin America to pay services to be rendered by Claxson’s subsidiaries over such period. As part of this transaction, the outstanding debts of Digital Latin America with certain of its shareholders (including affiliates of Hicks Muse and affiliates of Motorola, Inc.) were decreased, refinanced and partially forgiven including the debt with Digital Latin America’s satellite provider.
      In order to finance our cash investment in Digital Latin America, Hicks Muse (through its affiliate Davivo International), subscribed for 830,259 of Claxson’s Class A common shares for U.S. $3.4 million.

      DLA Holdings’ preferred shares acquired by Claxson have a par value of U.S.$1.00, pay an 8% annual dividend, are not convertible into shares, are redeemable at our option from 2009 to 2016 and have a mandatory redemption in 2016.
      After the closing of this transaction, the shareholders of DLA Holdings were: (i) Claxson with a 48% common equity interest; Hicks Muse with a 38.5% common equity interest; and an affiliate of Motorola with a 13.5% common equity interest. In addition, Claxson, Hicks Muse and the Motorola affiliate own 6,000,000, 417,038 and 750,000 preferred shares of DLA Holdings , respectively. Pursuant to the terms of a shareholder agreement executed by the equity holders of DLA Holdings, Claxson, Hicks Muse and the Motorola affiliate generally have the right to appoint two, two and one director(s), respectively, to the DLA Holdings board of directors.
      Furthermore, Claxson and Hicks Muse entered into a put and call agreement, pursuant to which Claxson has an option to acquire from Hicks Muse and Hicks Muse has the obligation to sell to Claxson up to 1,500,000 common shares of Digital Latin America (which represent 16% of the initial ownership of Digital Latin America) at a price of $1.5 million plus 8% annual cumulative appreciation, for a period of twelve years from October 2004, payable in cash and/or preferred shares of DLA Holdings. If Claxson exercised its call option, Claxson will have the additional option to acquire Hicks Muse’s remaining interest in DLA Holdings at the then fair market value.
      In addition, pursuant to the put and call agreement, Hicks Muse has an option to sell to Claxson, and Claxson has the obligation to buy from Hicks Muse up to 1,500,000 common shares of Digital Latin America (which represent 16% of the initial ownership of Digital Latin America) at a price of $1.5 million plus 8% annual cumulative appreciation, for a period of seven years, from October 2009. However, Hicks Muse may not exercise its put option if Claxson represents that, after giving effect to the exercise, Claxson or any of its affiliates will be in breach of the representations, warranties or covenants under any of its indentures or other debt agreements. Claxson has the option to pay for these common shares in cash and/or preferred shares of DLA Holdings. Pursuant to the terms of the DLA Holdings shareholders agreement, notwithstanding the exercise of the put or call agreement, Hicks Muse would continue to have the right to appoint two of the five board members on the DLA Holdings board until Hicks Muse no longer owned any common shares of DLA Holdings.
      Finally, as part of this transaction, Digital Latin America entered into certain services agreements with Claxson, including: (i) management services agreement to provide administrative services to Digital Latin America for an annual fee of U.S.$265,000; (ii) program origination services and related postproduction services and signal satellite distribution for monthly fees of U.S.$81,000; and (iii) a monitoring and oversight agreement by which DLA Holdings pays Claxson U.S.$290,500.
      In December 2004, our subsidiary Imagen Satelital, S.A. entered into an agreement to receive co-location, housing and data center services from January 1, 2005 until December 31, 2006 from IMPSAT Fiber Networks for certain of Claxson’s Internet servers. Imagen pays a monthly fee of $2,260 plus value added tax. Ricardo Verdaguer, a director of Claxson, is the president and chief executive officer of IMPSAT.
      On December 30, 2004, Chilevision, Claxson Playout, Inc. (f/k/a The Kitchen) and Venevision International LLC, a member of the Cisneros Group, entered into an agreement in order to set off amounts due among themselves arising from (i) debt owed by Chilevision to Venevision for programming licenses; and (ii) debt owed by Venevision to Claxson Playout, Inc. (f/k/a The Kitchen) for dubbing services, resulting in a net amount due to Claxson Playout of $106,000 payable by Venevision International LLC throughout 2005.
      On January 19, 2005, Claxson Interactive Group, Inc. entered into an agreement with Latino Cellular, LLC, a member of the Cisneros Group, for the distribution of certain of Claxson’s proprietary content throughout wireless operators in Latin America using different technologies, applications and/or networks, such as wap, sms, and mm’s. Latino Cellular, LLC and Claxson will share on a 50/50 basis the revenues collected from the carriers in connection with the distribution of such content.

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
      On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of one of our subsidiaries, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Camara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. On June 25, 2002, Claxson was formally served with the summons and complaint in our executive offices in Buenos Aires, claiming U.S.$14 million in damages. We responded to the claim on August 2002 by requesting the judge to reject such claim. Currently the case is in the discovery phase. We believe New Yetem’s claims are without merit. Nonetheless, in the unlikely event New Yetem should prevail, we believe the actual damages are likely to be significantly lower than the U.S.$14 million claimed. On June 17, 2003, Imagen Satelital, received a police search order issued by a lower Criminal Court in Buenos Aires to seek information as part of a criminal accusation against Mr. Vivo, our chief executive officer, and Mr. Cibrian, our executive vice president of our Broadband and Internet division. Imagen provided the requested information. In December 2004, the criminal accusations against Mr. Vivo and Mr. Cibrian and the criminal case were dismissed.
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
      No significant change, other than as otherwise described in this Form 20-F, has occurred in our operations since the date of our Form 6-K filed with the Securities and Exchange Commission on April 6, 2005.

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

	Sales Prices

Fiscal Year Ended December 31,	High		Low

2001	U.S.$	3.2344	U.S.$	1.4219
2002		1.4000		0.0600
2003		3.0500		0.1600
2004		6.3500		2.5000

	Sales Prices

	High		Low

2003
First Quarter	U.S.$	0.2900	U.S.$	0.2300
Second Quarter		0.5700		0.1600
Third Quarter		1.0000		0.3300
Fourth Quarter		3.0500		0.5500
2004
First Quarter	U.S.$	6.3500	U.S.$	2.6000
Second Quarter		5.8000		2.5000
Third Quarter		4.5000		2.5500
Fourth Quarter		5.2600		3.5000
2005
First Quarter	U.S.$	5.800	U.S.$	3.4500
Second Quarter		5.500		3.7000

      The following table sets forth, for the most recent six months, the high and low prices for the Class A common shares, as recorded by the OTC Bulletin Board.

	Sale Prices

	High		Low

June 2005	U.S.$	4.7500	U.S.$	3.7000
May 2005		5.5000		4.5000
April 2005		5.0000		4.0500
March 2005		5.8000		4.6500
February 2005		5.4000		3.9000
January 2005		5.0000		3.4500
B.     Plan of Distribution
      Not Applicable
C.     Markets
      Our Class A common shares are currently quoted and traded on the OTC Bulletin Board (ticker symbol: XSONF). Our Class A common shares were first listed and began trading on The Nasdaq National Market on September 21, 2001 immediately following the consummation of the merger transaction. On June 12, 2002, our Class A common shares were transferred to The Nasdaq SmallCap Market and on December 18, 2002 our Class A common shares were transferred to the OTC Bulletin Board.

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
      Our amended and restated articles of association do not establish the compensation to be paid to the members of the board of directors and the executive officers. The compensation of all officers are to be determined by the compensation committee. The compensation committee has full power and authority to establish compensation for our officers and recommend compensation levels for the directors, employees and consultants of Claxson.

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

British Virgin Islands Tax Considerations
      Claxson is exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interest, rents, royalties, compensation and other amounts payable by it to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any of Claxson’s shares, debt obligations or other securities, including its Class A common shares. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of Claxon’s shares, debt obligations or other securities, including its Class A common shares. There is no comprehensive income tax treaty in force between the British Virgin Islands and the United States, although there is a tax information exchange agreement.

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
      For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Claxson Class A Common Share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (c) an estate or trust that is not a U.S. Holder.

Taxation of Dividends
      U.S. holders. In general, subject to the passive foreign investment company, or PFIC, rules, discussed below, a distribution on a Claxson Class A common share will constitute a dividend for U.S. federal income tax purposes to the extent made from Claxson’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds Claxson’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Claxson Class A common share on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.
      The gross amount of any dividend on a Claxson Class A common share will be subject to U.S. federal income tax as foreign source dividend income. If a dividend is paid in a currency other than the U.S. dollar, the amount of the dividend will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of currency other than the U.S. dollar generally will be treated as U.S. source ordinary income or loss. For purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income.” For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.” However, if Claxson is a “United States-owned foreign corporation”, for foreign tax credit limitation purposes, dividends it pays in any year will be U.S. source income in proportion to the percentage of Claxson’s earnings and profits in that year that are attributable to U.S. sources (provided at least 10% of Claxson’s earnings and profits are so attributable). For this purpose, Claxson will be treated as a United States-owned foreign corporation if 50% or more of the voting power or value of its shares is owned, directly or indirectly, by United States persons. A dividend will not be eligible for the corporate dividends received deduction.

      Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Claxson Class A common share before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Claxson Class A common share will be a qualified dividend if (i) the Claxson Class A common shares are readily tradable on an established securities market in the United States, and (ii) Claxson was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC, foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Claxson Class A common shares are listed on the OTC Bulletin Board and thus currently do not qualify as readily tradable on an established securities market in the United States. The Internal Revenue Service has stated that it continues to consider whether, for future years, shares listed on the OTC Bulletin Board will qualify as readily tradable on an established securities market in the United States and whether any such qualification should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under Securities and Exchange Commission or exchange rules, or issuer disclosure of determinations regarding PFIC, FPHC or FIC status. Based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC or FIC for U.S. federal income tax purposes for its 2004 taxable year. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs have been repealed. In addition, based on Claxson’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Claxson does not anticipate becoming a PFIC for its 2005 taxable year. For a discussion of Claxson and the FPHC rules, see “Taxation — U.S. Federal Income Tax Considerations — Foreign Personal Holding Companies” below. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether, if the Claxson Class A common shares become readily tradable on an established securities market in the United States and otherwise qualify for the reduced tax rate on dividends, Claxson will be able to comply with them. Holders of Claxson Class A common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate.
      Non-U.S. holders . A dividend paid to a non-U.S. holder on a Claxson Class A common share will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. federal income taxation on a net income basis on income from the Claxson Class A common share). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

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

Passive Foreign Investment Company Rules
      A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC for U.S. federal income tax purposes for its 2004 taxable year. However, because the determination of whether Claxson is a PFIC is based upon the composition of its income and assets from time to time, it is possible that Claxson will become a PFIC for any future taxable year. In addition, based on Claxson’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Claxson does not anticipate becoming a PFIC for its 2004 taxable year.
      The PFIC rules are designed generally to eliminate the benefit of deferral of U.S. federal income tax that a U.S. holder could derive from investing in a corporation that is organized outside the United States (a “foreign corporation”). In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to certain exceptions pursuant to elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.
      If Claxson is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations — Taxation of Dividends” and “U.S. Federal Income Tax Considerations — Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Claxson Class A common share and (ii) any “excess distribution” by Claxson to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Claxson Class A common share exceed 125% of the average annual taxable distributions the U.S. holder received on the Claxson Class A common share during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Claxson Class A common share). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Claxson Class A common share, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. holder who owns a Claxson Class A common share during any year Claxson is a PFIC must file Internal Revenue Service Form 8621.

      The special PFIC rules described above (except the Form 8621 filing requirement) will not apply to a U.S. holder if the U.S. holder makes a timely election to treat Claxson as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns a Claxson Class A common share and if Claxson complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of Claxson’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from Claxson would qualify for the 15% maximum tax rate on dividends described above if Claxson is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. If Claxson is treated as a PFIC, Claxson intends to notify U.S. Holders and provide them each year with the information required for the QEF election. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned a Claxson Class A common share and Claxson is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which Claxson does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.
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

Foreign Personal Holding Companies
      If five or fewer individuals who are United States citizens or residents in the aggregate own, or under attribution rules are treated as owning, more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60%, or 50% in certain circumstances, of the “gross income” of that foreign corporation in a taxable year is foreign personal holding company income, that corporation will be an FPHC in that year. Foreign personal holding company income includes dividends, interest, certain rents and royalties and net gains from the sale of stock or securities. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs have been repealed.
      If a foreign corporation is an FPHC, United States persons that own shares in the FPHC, directly or indirectly through foreign entities, regardless of the size of their shareholding and regardless of whether they are individuals, generally will be subject to current U.S. federal income tax on a pro rata portion of the FPHC’s undistributed net income for the taxable year. In addition, a dividend from a foreign corporation that otherwise would qualify for the 15% maximum tax rate does not qualify for that rate if the foreign corporation is an FPHC in either the taxable year of the dividend or the preceding taxable year. Further, those United States persons who acquire shares in a foreign corporation from decedents who died before January 1, 2005 generally will not receive a “stepped-up” tax basis in those shares if the foreign corporation was an FPHC in the year preceding the year of the decedent’s death. Instead, those United States persons will have a tax basis equal to the lower of the fair market value of the shares and the decedent’s tax basis. United States persons that under these rules are required to include in income undistributed taxable income for a taxable year and that own at least 5% of the value of the FPHC’s shares are required to comply with certain reporting requirements under the Code.
      Based on shareholder data available to it, Claxson believes it did not satisfy the FPHC stock ownership test for its 2004 taxable year. However, Claxson has not undertaken any comprehensive study to determine whether it or any of its subsidiaries was or is an FPHC. Claxson believes that, on a separate-company basis, it and certain of its subsidiaries that are holding companies satisfied the FPHC income test in 2004 but that none of those companies should have had any undistributed net income in 2004 that would be taxable to Claxson shareholders if it were an FPHC. It is possible that one or more of Claxson’s other non-U.S. subsidiaries has satisfied or will satisfy the FPHC income test in a given year. Although Claxson believes, based on shareholder data available to it, that it did not satisfy the FPHC stock ownership test in 2004, the determination whether Claxson satisfied the stock ownership test can depend on a number of factors outside the scope of Claxson’s knowledge, including the application of broad constructive ownership rules, changes in residence or citizenship of shareholders or of persons who own Claxson Class A shares indirectly or constructively, and transfers of direct, indirect or constructive ownership of Claxson Class A common shares by purchase, gift, bequest, death or otherwise. Accordingly, Claxson cannot provide assurance that it was not an FPHC in 2004.

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
      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The Securities and Exchange Commission maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina.

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

Interest Rate Sensitivity
      As of December 31, 2004, we had U.S.$85.9 million in total debt, U.S.$58.0 million due under our 8.75% senior notes due 2010 (U.S.$16.7 million of which represented future interest payments), U.S.$16.5 million under a subsidiary’s senior secured credit facility payable through 2009, U.S.$3.6 million due under convertible debentures due 2006, U.S.$0.5 million due under Imagen’s 11% senior notes due 2005, U.S.$2.7 million under Imagen’s 6.25% senior notes due 2013 and U.S.$4.6 million under various other debt obligations. The senior notes have a fixed interest rate and are denominated in U.S. dollars and the senior secured credit facility has a floating interest rate equal to the Chilean tasa activa bancaria, which is a published Chilean prime rate, plus 250 basis points. The senior secured credit facility is denominated in unidades de fomento, which is equivalent to the inflation adjusted Chilean Peso.
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

      For debt obligations, the following table presents principal cash flows and related fixed and weighted average interest rates by expected maturity dates. The following table presents relevant information relating to our long-term debt interest rate risk:

Twelve Months Ended

											Fair
December 31,	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total	Value

	(in thousands of U.S. dollars except percentages)
Long-Term Debt:
8.75% Senior Notes due 2010	—	2,068	6,203	10,338	10,338	12,406	—	—	—	41,353	36,804
Fixed U.S. Rate		8.75%	8.75%	8.75%	8.75%	8.75%	—	—	—	—
Syndicated Bank Facility	2,392	3,417	3,417	3,417	3,761	—	—	—	—	16,404	N/A
Average interest rate	3.58%	3.58%	3.58%	3.58%	3.58%	—	—	—	—	—
Convertible Debentures	—	3,500	—	—	—	—	—	—	—	3,500	N/A
Fixed U.S. Rate	—	8.25%	—	—	—	—	—	—	—	—
6.25% Senior Notes due 2013	—	—	—	—	—	—	—	1,150	1,150	2,300	N/A
Fixed U.S. Rate	—	—	—	—	—	—	—	6.25%	6.25%
11% Senior Notes due 2005(1)	306	—	—	—	—	—	—	—	—	306	150
Fixed U.S. Rate	11.0%	—	—	—	—	—	—	—	—	—
Other	1,473	1,113	986	571	386	20	3	—	—	4,552	N/A
Average interest rate (range)	9%	9%	9%	9%	5%
Notes:

(1)	There is no market for these securities. Fair value is estimated based on a conversion of 55% of the fair price of the 8.75% Senior Notes due 2010, which represents the conversion rate at the time of exchange offer and consent solicitation.

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
      Decree No. 71/02 established a temporary dual exchange rate system comprised of: (i) a fixed rate export and certain import transactions at a rate of Ps. 1.40 per U.S.$1.00 and (ii) a floating rate to be freely determined by the market for all other transactions. On February 8, 2002, the executive branch of Argentina, however, issued Decree No. 260/02 providing for the elimination of the dual exchange rate in favor of a single floating rate for all transactions. As a result of the foregoing initiatives, our local agreements in Argentina have been converted into peso-denominated obligations. In addition, many Argentine companies have suspended payment of their debt obligations. It is unclear how the Argentine government will address the continuing economic crises. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar liabilities.
      In Chile, the Chilean peso has been subject to large devaluation in the past, including a decrease of 11% in 1999, 9% in 2000, 17% in 2001, 9% in 2002 and a 17% appreciation for 2003, and may be subject to significant fluctuations in the future. Our operations may be affected by the continuing fluctuations in exchange rates between the Chilean peso and the U.S. dollar.
      The following table summarizes our U.S. dollar monetary assets and liability exposure in foreign jurisdictions, including without limitation, Argentina, Chile, Brazil, Spain and Uruguay:
Monetary Assets and Liabilities Exposure
As of December 31, 2004

	Monetary	Monetary	Net
Country	Assets	Liabilities	Exposure

	(In thousands of U.S. dollars)
Argentina	$3,182	$11,975	$(8,793)
Chile	566	5,194	(4,628)
Other(1)	2,885	2,144	741

Total	$6,633	$19,313	$(12,680)

(1)	Primarily represents Brazil, Spain and Uruguay.
      We do not currently hedge against currency exchange transaction risks, nor do we use derivative financial instruments for speculative trading purposes. We could, however, in the future engage in hedging activities against specific foreign exchange transaction risks.
      Foreign exchange net losses during fiscal year 2004 was U.S.$0.2 million while in 2003 we experienced a U.S.$8.5 million foreign exchange gain. At December 31, 2004, we had the equivalent of approximately U.S.$8.5 million in Argentine peso-denominated receivables and investments, U.S.$14.7 million in Chilean peso-denominated receivables and investments and U.S.$19.1 million in dollar-denominated receivables and investments.

Item 12.	Description of Securities Other than Equity Securities
      Not Applicable
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. The holders of some of these outstanding Old Notes had filed, or threatened to file, various lawsuits, some with preventative injunctions, to collect certain principal and/or interest payments for the Old Notes, including a petition for the bankruptcy of Imagen. We have been able to settle most of these cases; however as of June 1, 2005, U.S.$0.3 million of the remaining principal amount of the Old Notes had still not been exchanged. Our failure to successfully negotiate the exchange of these remaining Old Notes for new notes or other instruments at terms that are acceptable to both the holders and us, may adversely affect our financial performance.

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

Changes in Internal Control Over Financial Reporting
      There were no changes in the Company’s internal controls over financial reporting that were identified in connection with the evaluation of our internal controls over financial reporting during the period covered by this annual report on Form 20-F that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
Item 16.

A.	Audit Committee Financial Expert
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

B.	Code of Ethics
      We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer and senior financial officers, including our Chief Financial Officer. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2003. We will also provide a copy of our Code of Business Conduct and Ethics, at no charge, to any person who requests a copy from Amaya Ariztoy, Corporate Secretary, Claxson Interactive Group Inc., 1550 Biscayne Boulevard, Miami, Florida 33132.

C.	Principal Accountant Fees and Services
      Deloitte & Touche LLP audited our financial statements for the years ended December 31, 2004 and 2003. The table below provides information concerning fees for which we were billed for the last two fiscal years for services rendered by Deloitte & Touche LLP:

	Amount of Fees

Description of Fees	2004	2003

	(In thousands
	of U.S. dollars)
Audit Fees	$493	$611
Audit-Related Fees	52	29
Tax Fees	257	240
All Other Fees	—	—
Total	$802	$880
      Audit Fees — These fees were primarily for professional services rendered by Deloitte & Touche LLP in connection with their audit of our annual consolidated financial statements and reviews of the consolidated financial statements included in our quarterly press releases for the first three fiscal quarters of our fiscal years ended December 31, 2004 and 2003. Those fees also include audits of subsidiaries and joint ventures which we consolidate, as well as review procedures and consents related to SEC, and other local filings.
      Audit-Related Fees — These fees were primarily for services rendered by Deloitte & Touche LLP for matters such consultation on Sarbanes-Oxley Act compliance, accounting standards and transactions.
      Tax Fees — These fees were for services rendered by Deloitte & Touche LLP for assistance with tax return preparation and tax consultation.
      Other Fees — No other fees were paid to Deloitte & Touche LLP in 2004 or 2003.

D.	Exemptions from the Listing Standards for Audit Committees
      Not Applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Not Applicable.
PART III

Item 17.	Financial Statements
      Not Applicable

Item 18.	Financial Statements
      The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.

Item 19.	Exhibits

(a)	Index to Financial Statements.
	Report of Deloitte & Touche LLP for Claxson Interactive Group and Subsidiaries	F-3
(b)	List of Exhibits

Exhibit
Number	Description of Documents

1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (included as Annex A-1 to the proxy statement/ prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/ prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/ prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxon Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A.

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group, Inc. Stockholders and Claxson Interactive Group, Inc.

4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

Exhibit
Number		Description of Documents

4.5		First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.6		Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7		Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17, 1997), dated as of April 3, 2003, by and between PanAmSat International Systems, Inc. and Claxon USA Inc., formerly known as Cisneros Television Services, Inc.

4.8		Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/ prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001 which is incorporated herein by reference).

*4	.9	Second Amended and Restated Operating Agreement for Playboy TV — Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2002). Claxson agrees to furnish supplementary any omitted schedule to the Commission upon request.

*4	.10	Playboy TV — Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV — Latin America, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4	.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV — Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.12		Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.13		Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

8.1		List of Significant Subsidiaries

11.1		Claxson Interactive Group Inc. Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to Form 20-F filed with the Commission on July 15, 2004).

12.1		Certification of Claxon Interactive Group Inc.’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2		Certification of Claxon Interactive Group Inc.’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1		Certification of Claxson Interactive Group Inc.’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of Claxson Interactive Group Inc.’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of Deloitte & Touche LLP.

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Roberto Vivo-Chaneton
----------------------------------------------------- Name: Roberto Vivo-Chaneton Title: Chief Executive Officer and Chairman of
Date: July 15, 2005	the Board

/s/ Jose Antonio Ituarte
----------------------------------------------------- Name: Jose Antonio Ituarte
Date: July 15, 2005	Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Claxson Interactive Group Inc. and subsidiaries	F-3

[This Page Intentionally Left Blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
     Claxson Interactive Group Inc.:
We have audited the accompanying consolidated balance sheets of Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”) as of December 31, 2003 and 2004 and the related consolidated statements of operations and comprehensive (loss) income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Claxson’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Claxson is not required to have, nor were we engaged to perform, an audit on its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Claxson’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Claxson at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that Claxson will continue as a going concern. As described in Note 1 to the consolidated financial statements, Claxson’s history of losses and its highly leveraged financial position raise substantial doubt about Claxson’s ability to continue as a going concern and meet its obligations when they become due. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
As discussed in Note 2 to the consolidated financial statements, Claxson changed its method of accounting for goodwill in 2002 to conform to the requirements of Statement of Financial Accounting Standards No. 142 “Goodwill and other Intangible Assets”.
/s/ Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida
July 15, 2005

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2004
(In thousands of U.S. dollars except share and per share data)

	2003	2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,677	$7,270
Restricted investments	213	—
Accounts receivable, net	19,684	15,863
Due from related parties	5,330	7,851
Assets held for sale	17,476	24,584
Other current assets	7,152	8,698

Total current assets	57,532	64,266
RESTRICTED INVESTMENTS	750	—
PROPERTY AND EQUIPMENT, NET	13,216	11,367
PROGRAMMING RIGHTS, NET	2,372	4,028
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	821	3,407
INVESTMENTS IN DEBT AND EQUITY SECURITIES	54	54
BROADCAST AND TELEVISION LICENSES, NET	16,849	16,722
GOODWILL, NET	49,524	51,021
OTHER ASSETS, NET	4,221	5,650

TOTAL ASSETS	$145,339	$156,515

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$8,680	$8,469
Liabilities related to assets held for sale	14,198	14,752
Due to related parties	2,326	1,768
Accrued compensation	2,641	2,914
Other current liabilities	9,402	9,233
Current portion of programming rights obligations	5,989	5,332
Current portion of long-term debt	11,495	8,172
Unearned revenues	2,125	2,235

Total current liabilities	56,856	52,875

LONG-TERM LIABILITIES:
Long-term debt, net of current portion	74,373	77,680
Other long-term liabilities	2,989	2,795

Total long-term liabilities	77,362	80,475

MINORITY INTEREST	1,128	562

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY:
Class A common shares; $0.01 par value; 30,000,000 shares authorized, 19,427,993 and 20,312,674 shares issued and outstanding as of December 31, 2003 and 2004, respectively	195	204
Class C common shares; $1.00 par value; 2 shares authorized, issued and outstanding as of December 31, 2003 and 2004	—	—
Class F common shares; $1.00 par value; 7 shares authorized, issued and outstanding as of December 31, 2003 and 2004	—	—
Class H common shares; $1.00 par value; 1 share authorized, issued and outstanding as of December 31, 2003 and 2004	—	—
Additional paid-in capital	261,584	265,136
Deferred share-based compensation	(14)	(74)
Accumulated deficit	(260,225)	(253,535)
Accumulated other comprehensive income	8,453	10,872

Total shareholders’ equity	9,993	22,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$145,339	$156,515

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars, except per share data)

	2002	2003	2004

REVENUES:
Subscriber-based fees	$31,566	$38,932	$40,052
Advertising	15,551	18,531	23,339
Production services	7,081	3,051	3,233
Other	5,766	2,480	1,560

Total revenues, net	59,964	62,994	68,184

OPERATING EXPENSES:
Product, content and technology	22,533	24,211	29,292
Marketing and sales	10,796	9,300	12,874
Corporate and administration	15,334	16,613	14,806
Depreciation and amortization	11,393	5,045	4,910
Impairment of goodwill	—	2,758	—

Total operating expenses	60,056	57,927	61,882

OPERATING (LOSS) INCOME	(92)	5,067	6,302

OTHER (EXPENSE) INCOME:
Interest expense	(12,218)	(2,046)	(1,907)
Interest income	748	136	132
Gain on debt restructuring	15,274	—	—
Foreign currency exchange (loss) gain	(60,506)	8,478	(175)
Other	2,450	(1,462)	637
Equity in earnings (losses) from unconsolidated affiliates and related transactions	(6,746)	367	245

Other (expense) income, net	(60,998)	5,473	(1,068)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES, MINORITY INTEREST, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND DISCONTINUED OPERATIONS	(61,090)	10,540	5,234
PROVISION FOR INCOME TAXES	(215)	(2,911)	(1,861)

(LOSS) INCOME BEFORE MINORITY INTEREST, CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND DISCONTINUED OPERATIONS	(61,305)	7,629	3,373
MINORITY INTEREST	68	46	267

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND DISCONTINUED OPERATIONS	(61,237)	7,675	3,640
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(74,789)	—	—

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(136,026)	7,675	3,640

DISCONTINUED OPERATIONS — (Loss) income from operations of discontinued division, net (Note 3)	(2,403)	662	3,050

NET (LOSS) INCOME	(138,429)	8,337	6,690

OTHER COMPREHENSIVE (LOSS) INCOME:
Unrealized gain (loss) from investment in equity securities	(2,400)	(394)	—
Foreign currency translation	41,198	(1,194)	2,419

Other comprehensive income (loss), net	38,798	(1,588)	2,419

COMPREHENSIVE (LOSS) INCOME	$(99,631)	$6,749	$9,109

NET (LOSS) INCOME PER COMMON SHARE:
(Loss) income from continuing operations before cumulative effect of change in accounting principle
Basic	$(3.28)	$0.41	$0.19
Diluted	$(3.28)	$0.41	$0.18
Cumulative effect of change in accounting principle (Basic and Diluted)	$(4.00)	N/A	N/A
Net (loss) income from continuing operations
Basic	$(7.28)	$0.41	$0.19
Diluted	$(7.28)	$0.41	$0.18
Discontinued operations
Basic	$(0.13)	$0.03	$0.15
Diluted	$(0.13)	$0.03	$0.15

Net (loss) income
Basic	$(7.41)	$0.44	$0.34
Diluted	$(7.41)	$0.44	$0.33
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	18,678	18,886	19,611

Diluted	18,678	18,980	20,490

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)

								Accumulated
								Other
					Additional	Deferred		Comprehen-
	Preferred		Common		Paid-In	Share-Based	Accumulated	sive (Loss)
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income	Total

BALANCE, DECEMBER 31, 2001	15,000	$15,000	18,678	$187	246,456	—	(130,133)	(28,757)	102,753
Deferred share-based compensation related to share options	—	—	—	—	149	(149)	—	—	—
Forfeited options	—	—	—	—	(13)	13	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	73	—	—	73
Net loss	—	—	—	—	—	—	(138,429)	—	(138,429)
Unrealized loss from investment in equity securities	—	—	—	—	—	—	—	(2,400)	(2,400)
Change in foreign currency translation	—	—	—	—	—	—	—	41,198	41,198

BALANCE, DECEMBER 31, 2002	15,000	15,000	18,678	187	246,592	(63)	(268,562)	10,041	3,195
Amortization of deferred share-based compensation	—	—	—	—	—	49	—	—	49
Conversion of preferred shares into common shares	(15,000)	(15,000)	750	8	14,992	—	—	—	—
Net income	—	—	—	—	—	—	8,337	—	8,337
Unrealized loss from investment in equity securities	—	—	—	—	—	—	—	(394)	(394)
Change in foreign currency translation	—	—	—	—	—	—	—	(1,194)	(1,194)

BALANCE, DECEMBER 31, 2003	—	—	19,428	195	261,584	(14)	(260,225)	8,453	9,993
Deferred share-based compensation related to share options	—	—	—	—	131	(131)	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	71	—	—	71
Issuance of common shares	—	—	885	9	3,421	—	—	—	3,430
Net income	—	—	—	—	—	—	6,690	—	6,690
Change in foreign currency translation	—	—	—	—	—	—	—	2,419	2,419

BALANCE, DECEMBER 31, 2004	—	$—	20,313	$204	$265,136	$(74)	$(253,535)	$10,872	$22,603

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)

	Year Ended December 31,

	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(138,429)	$8,337	$6,690
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of programming rights	1,417	1,205	2,291
Share-based compensation	73	49	71
Depreciation and amortization	11,393	5,045	4,910
Interest expense	818	126	211
Preferred dividend	(342)	—	—
Net loss (gain) on disposal of assets	567	(97)	32
Exchange rate gain (loss)	60,506	(8,478)	175
Cumulative effect of change in accounting principle	74,789	—	—
Impairment of goodwill	—	2,758	—
Gain on debt restructuring	(15,274)	—	—
Equity in earnings (losses) from unconsolidated affiliates and related transactions	6,746	(367)	(245)
Minority interest	(68)	(46)	(267)
Changes in operating assets and liabilities:
Accounts receivable, net	7,489	(934)	4,598
Acquisition of programming rights	(498)	(1,755)	(3,600)
Due from related parties and other current assets	(5,194)	12,583	(8,743)
Other assets	(353)	1,195	(1,442)
Accounts payable, accrued expenses and other	30,430	(5,894)	96
Due to related parties	(3,591)	(1,585)	(579)
Programming rights obligations	(347)	435	(662)
Other long-term liabilities	(28,684)	454	84

Net cash provided by operating activities	1,448	13,031	3,620

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,367)	(2,271)	(1,984)
Net cash balance of newly consolidated affiliate	909	—	—
Distributions to minority owners of unconsolidated subsidiaries	—	—	(380)
Acquisition of minority interest and transaction costs paid	(3,288)	(4,285)	(1,580)
(Investments in) distributions from unconsolidated affiliates, net	(130)	371	(2,882)
Proceeds from sale of investments in affiliates	8,400	837	625
Deposit for the sale of subsidiary	—	—	521

Net cash provided by (used in) investing activities	4,524	(5,348)	(5,680)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(7,404)	(8,270)	(6,252)
Proceeds from issuance of convertible debentures	—	—	3,500
Payment of debt restructuring costs	(3,868)	—	—
Restricted cash released (deposited) in guarantee of Chilean syndicated loan	(1,500)	706	907
Proceeds from sale of common shares to shareholders (see Note 3)	—	—	3,375
Prodeeds from exercised stock options (see Note 8)	—	—	55
Capital contribution from minority shareholder	32	—	—

Net cash (used in) provided by financing activities	(12,740)	(7,564)	1,585

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(370)	(511)	68

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,138)	(392)	(407)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,207	8,069	7,677

CASH AND CASH EQUIVALENTS, END OF YEAR	$8,069	$7,677	$7,270

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (See Note 13)
See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)

1.	GENERAL BACKGROUND AND ORGANIZATION
      General — Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”, or the “Company”), a British Virgin Islands international business company, is a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson owns and operates several branded pay television channels, certain broadcast radio stations, and certain internet assets throughout Ibero America. Claxson has significant operations in Argentina and Chile, and is headquartered in Buenos Aires, Argentina and Miami, Florida. Claxson derives a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators that distribute Claxson’s branded television channels throughout Ibero America. Claxson also generates revenues from the sale of advertising time and, to a lesser extent, production services, management fees and other services.
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
      Basis of Presentation — The accompanying consolidated financial statements have been prepared with the assumption that Claxson will continue as a going concern. Claxson has a history of losses and is in a highly leveraged financial position. These matters have caused liquidity constraints and difficulties in meeting Claxson’s obligations when due.
      In an effort to achieve long-term profitability and improve liquidity, Claxson took certain steps during 2003 and 2004, including the disposition of non-strategic assets and its broadcast television station Chilevision (see Note 3) and the restructuring of certain subsidiaries debt (see Note 6). Although management is encouraged by Claxson’s 2003 and 2004 performance, achieving long-term profitability is dependent on management’s ability to accomplish its business plan objectives, which includes projected revenue increases, renewal and negotiation of certain agreements, stabilization of the economies in which Claxson operates, and the availability of additional liquidity. Claxson’s operating history and its liquidity constraints raise substantial doubt as to its ability to remain a going concern unless Claxson is successful in achieving these business plan objectives. The consolidated financial statements did not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Basis of Consolidation — The accompanying consolidated financial statements include the accounts of Claxson and its wholly and majority owned and controlled subsidiaries from the date of acquisition/contribution.
      Claxson consolidates the assets, liabilities and results of operations of entities in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements”, as amended by Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority Owned

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
Subsidiaries”, with related amendments of Accounting Principles Board (“APB”) Opinion No. 18 and ARB No. 43, Chapter 12, and the FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”, as revised.
      Based on an assessment of its investments, Claxson determined that it has no variable interest entities as defined in FIN 46. Entities not deemed to be variable interest entities are evaluated for consolidation in accordance with ARB 51. When Claxson consolidates entities, the ownership interests of any minority parties are reflected as minority interests and investments in entities which are not consolidated are generally accounted for by the equity method.
      All significant intercompany accounts and transactions are eliminated in consolidation. The following are Claxson’s principal subsidiaries:

•	Imagen Satelital S.A. and subsidiaries, 100% owned;

•	Claxson Chile S.A. and subsidiaries, 100% owned;

•	Claxson USA II Inc. and subsidiaries, 100% owned;

•	Carson International Ltd., 100% owned;

•	El Sitio, Inc., 100% owned; and

•	Playboy TV Latin America, LLC and subsidiaries, 81% owned (see Note 3)

•	Claxson Playout, Inc. (formerly known as The Kitchen Inc.), 100% owned (see Note 14)
      Claxson also owned 100% of Rainbow Heights International Ltd. (“Rainbow”) and Red de Televisión Chilevisión S.A., which were sold on January 1, 2003 and April 14, 2005, to affiliates of the Cisneros Group and Bancard Group, respectively; as well as a 51% interest in Star TV, which was sold to its minority owner on July 15, 2004 (see Note 3).
      Claxson also has several unconsolidated operating affiliates. Through several holding companies, Claxson holds a 31% interest in DMX MUSIC Latin America (“DMX LA”), a 50% interest in Latin America Internet Company (“LAIC”), and a 48% interest in DLA Holdings, Inc (“DLA”) (see Note 3). DMX LA and LAIC joint ventures, as well as DLA, are not unilaterally controlled by Claxson and, therefore, are accounted for under the equity method of accounting.
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
      Claxson retained its 81% interest in Playboy TV Latin America LLC (“Playboy TV Latin America” or “PTVLA”). As part of the new agreement, Claxson and PEI executed the Second Amended and Restated Operating Agreement for PTVLA whose provisions provided Claxson with management control of the venture, and therefore Claxson consolidated PTVLA as of December 23, 2002. Accordingly,

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
PTVLA’s balance sheet is included in the consolidated balance sheets as of December 31, 2003 and 2004, and its operations for the eight day period from December 24 to December 31, 2002 and for the years 2003 and 2004, have been included in the consolidated statements of operations. Operations of PTVLA prior to December 24, 2002 were accounted for under the equity method of accounting.
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
      Fair Value of Financial Instruments — The fair value of financial instruments held by Claxson is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amounts of cash equivalents, accounts receivable and payable, accrued expenses, due to/from related parties and other current liabilities approximate their fair value due to their short-term nature. The carrying amounts of restricted investments and investments in equity securities approximate fair value based on current market prices and rates. The carrying amount of long-term liabilities, other than Imagen’s 11% Senior Notes due 2005, approximates fair value as determined based on rates estimated by Claxson to be currently available from other lenders. The fair value of Imagen’s 11% Senior Notes due 2005 and Claxson’s 8.75% Senior Notes due 2010, which are carried at $306 and $41,353, respectively, approximates $150 and $36,804, respectively, as of December 31, 2004 as determined by quoted market prices.
      Foreign Currency Translation/ Foreign Currency Exchange Loss — Management has determined that the Argentine peso (“ARS”) is the functional currency of the Argentine subsidiaries and the Chilean peso is the functional currency of the Chilean subsidiaries. The financial statements of these subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of SFAS No. 52, Foreign Currency Translation. Adjustments resulting from the translation of the financial statements from their functional currency to U.S. dollars are accumulated as other comprehensive (loss) income within shareholders’ equity and are not included in the determination of (loss) income for the relevant periods. For the years ended December 31, 2002, 2003, and 2004, these foreign currency translation amounts resulted in a gain (loss) of $41,198, $(1,194) and $2,419, respectively.
      Certain assets and liabilities of these non-U.S. subsidiaries are denominated in currencies other than the functional currency; foreign currency exchange gains and losses on those assets and liabilities are included in the determination of income (loss) for the relevant periods. The decision of the Argentine Government on December 20, 2001, to preclude exchanges of ARS and U.S. dollars created a condition of non-exchangeability, which resulted in Claxson using the first subsequent free-floating rate (ARS 1.65 per U.S. dollar) for which transactions could be settled to remeasure Claxson’s Argentine subsidiaries’ financial position and results of operations. The ARS free market opened on January 11, 2002 and traded at 1.65 ARS to the U.S. dollar, with peaks of 3.90 ARS to the U.S. dollar in 2002, closing at 3.37, 2.96 and 2.98 ARS to the U.S. dollar as of December 31, 2002, 2003 and 2004, respectively. This resulted in remeasurement (losses) gains of approximately $(60,506), $8,478 and $(175), which are reflected in net (loss) gain on foreign currency exchange in the accompanying consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004, respectively.
      Currency and Management Risks — Claxson currently operates in countries throughout Ibero America, and principally in Argentina and Chile. Claxson’s financial performance may be affected by inflation, exchange rates and controls, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting the Latin American countries

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
in which Claxson operates. Additionally, a significant portion of the debt has a fixed interest rate thereby limiting Claxson’s interest rate risk exposure. Accordingly, Claxson does not enter into derivative transactions to hedge against these potential risks.
      Cash and Cash Equivalents — Cash and cash equivalents include cash and interest-bearing deposits held in banks with an original maturity date of three months or less when acquired.
      Restricted Investments — Restricted investments consisted of funds held in an escrow account for the benefit of the lenders of the syndicated bank facility described in Note 6. On June 25, 2004 the funds in the escrow account were released upon reaching certain coverage ratios.
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

	Year Ended December 31,

	2002	2003	2004

Beginning balance	$6,364	$9,512	$6,301
Provision	4,907	1,212	1,533
Write-offs, net	(1,533)	(4,598)	(1,575)
Exchange rate effect	(226)	175	54

Ending balance	$9,512	$6,301	$6,313

      Programming Rights — Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights. Programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods and anticipated usage of the program. Expected amortization for the year ending December 31, 2005 is estimated to be $1,807. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Claxson reduces the carrying value of the related programming rights accordingly. Claxson believes that these policies conform to Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films”.
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

Buildings	20-50 years
Equipment	3-10 years
Leasehold improvements	5-7 years
Furniture, fixtures and other fixed assets	5-10 years
      Investments in Debt and Equity Securities — Claxson accounts for its investments in accordance with the provisions of SFAS No. 115. Claxson’s investment in equity securities, corresponding to 208,357 shares of ARTISTdirect Inc., is classified as available for sale and accordingly is recorded at fair value.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
Unrealized gains or losses are reported as a net amount in a separate component of shareholders’ equity until realized. Claxson’s investment in equity securities is as follows:

	Year Ended
	December 31,

	2003	2004

Investment at fair value	$54	$54
Investment at original cost	1,285	1,285

Unrealized gain (loss) from investment	$(1,231)	$(1,231)

      Claxson’s investment in equity securities is subject to equity price risk. Claxson has not taken any actions to hedge this market risk exposure.
      Goodwill, Intangibles and Other Assets — Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and certain intangible assets deemed to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Separable intangible assets that have finite useful lives are amortized over their respective useful lives. Measurement of any impairment loss is based on management’s estimate of fair value. Impairment of goodwill and intangible assets deemed to have an indefinite useful life exists if their carrying value exceeds their fair value. The components of goodwill by segments are as follows:

	Year Ended
	December 31,

	2003	2004

Goodwill:
Pay Television	$25,481	$25,481
Broadcast Radio	24,043	25,540

Total goodwill	$49,524	$51,021

      In accordance with SFAS No. 142, Claxson measures fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considers several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation is performed. As a result of this valuation, and on adoption of SFAS No. 142 on January 1, 2002 Claxson recorded a goodwill impairment loss of $74,789 ($70,833 corresponding to the Pay Television segment and $3,956 to the Broadband and Internet segment) which is classified as a cumulative effect of a change in accounting principle.
      In 2003, as a result of the annual valuation, Claxson recorded a goodwill impairment loss of $2,758 ($2,479 corresponding to the Pay Television segment and $279 to the Broadband and Internet segment) which is classified as operating expense in accordance with SFAS No. 142. Annual valuation for the year 2004 supported the recorded goodwill, and accordingly no impairment was necessary. However, because the goodwill of Claxson’s Broadcast radio business is carried in Chilean pesos and translated for consolidation, the U.S. dollar value of goodwill increased, both in 2003 and 2004, as a result of a 21% and 6% appreciation of the Chilean Peso for the years ended December 31, 2003 and 2004, respectively.
      Remaining intangible assets consist of broadcast licenses and trademarks that are being amortized on a straight-line method over periods ranging from 5 to 30 years. As of December 31, 2003 and 2004, accumulated amortization of broadcast radio licenses amounted to $11,673 and $13,661, respectively. Amortization of these intangible assets and trademarks was $2,831 in 2002, $711 in 2003 and $1,365 in

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
2004. It is anticipated that amortization expense will continue at approximately $1,100 annually for 2005 through 2009. The carrying value of intangible assets is periodically reviewed by management and impairments, if any, are recognized when the expected future undiscounted cash flows related to such intangible assets are less than their carrying value.
      Revenue Recognition — Claxson, through its subsidiaries, enters into distribution agreements with cable and direct-to-home distributors pursuant to which it receives monthly subscriber-based fees. The subscriber-based fee is recognized as revenue as Claxson provides the television services to the distributor. Advertising revenue is recognized at the time the advertisement is aired. Revenue from the licensing of programming rights are recognized ratably over the license period when a contractual obligation exists. Other revenue consists primarily of fees for satellite capacity and back office services which are recognized as the services are performed. Claxson believes that its revenue recognition policies conform to Staff Accounting Bulletin No. 104, “Revenue Recognition”.
      Three main customers accounted for 20%, 5% and 4% of net revenues for the year ended December 31, 2002, 22%, 7% and 4% of net revenues for the year ended December 31, 2003 and 19%, 4% and 4% of net revenues for the year ended December 31, 2004, respectively.
      Share-based Compensation — Claxson accounts for share-based compensation to employees using the intrinsic value method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, currently accepted under SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, compensation cost for share options issued to employees is measured as the excess, if any, of the fair value of Claxson’s common shares at the date of grant over the amount an employee must pay for the common shares.
      SFAS No. 148, “Accounting for Stock Based Compensation-Transition and Disclosure”, amended SFAS No. 123, providing alternative methods of transition for a voluntary change from the intrinsic-value-based method under APB Opinion No. 25 previously explained, to the SFAS No. 123 fair-value-based method, for recognizing stock-based employee compensation costs. Under the fair value method, the fair value of the stock options granted to employees is recognized as compensation expense over the service period.
      Had expense been recognized using the fair-value-based method described in SFAS No. 123, using the Black-Sholes option-pricing model, we would have reported the following results of operations:

	Year Ended December 31,

	2002	2003	2004

Net (loss) income as reported	$(138,429)	$8,337	$6,690
Add: Total stock based compensation expense included in reported net (loss) income	73	49	71
Deduct: Total stock based compensation expense not included in reported net (loss) income	(421)	—	(1,526)

Pro forma net (loss) income	(138,777)	8,386	5,235

Pro forma net (loss) income per share:
–Basic	$(7.43)	$0.44	$0.27
–Diluted	$(7.43)	$0.44	$0.26

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
      The fair value of these options was estimated as of the date of grant with the following weighted average assumptions for 2002 and 2004:

	2002	2003	2004

Risk free rate	4.51%	N/A	3.39%
Dividend Yield	0.0%	N/A	0.0%
Volatility Factors	113.86%	N/A	344.30%
Weighted-average life (years)	6.63	N/A	7.50
      Using the Black-Scholes Option Pricing Model, the estimated fair value per option granted in fiscal years 2002 and 2004, was $0.85 and $3.50, respectively.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Claxson’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of Claxson’s share options. The pro formas may not be representative of the future effects on net (loss) income and net (loss) income per share.
      Advertising Expenses — Claxson expenses advertising costs as incurred. Advertising expenses totaled $1,594, $2,104 and $3,126 for the years ended December 31, 2002, 2003 and 2004, respectively.
      Barter Transactions — The Company enters into transactions that exchange advertising for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions amounted to $1,940, $1,920 and $1,793 for years ending December 31, 2002, 2003 and 2004, respectively.
      Income Taxes — Claxson’s subsidiaries that are subject to income taxes account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arises (subject to a valuation allowance with respect to any tax benefits not expected to be realized).
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
      New Accounting Pronouncements — In April 2004, FASB issued Staff Position (“FSP”) No. 129-1, “Disclosure requirements under SFAS No. 129”, “Disclosure of Information About Capital Structure, Relating to Contingently Convertible Securities”, which provides disclosure guidance for contingently convertible securities, including those instruments with contingent conversion requirements that have not been met and are otherwise not required to be included in the computation of diluted earnings per share,

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
and requires to disclose the significant terms of the conversion features of convertible securities. This FSP was effective immediately and applies to all existing and new created securities. Claxson adopted FSP 129-1 in 2004 and has included in the determination of the average number of diluted common shares the shares that would be issued if the contingently convertible securities mentioned in Notes 6 and 8 were converted.
      In December 2004, the FASB issued SFAS No. 123 (R ), “Share Based Payment”, which replaces SFAS No. 123 “Accounting for Stock Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and is effective for public entities at the beginning of the first annual period beginning after June 15, 2005. SFAS No. 123 (R ) requires expensing share based compensation costs in an amount equal to the fair value of share-based payments granted to employees measured on the date of grant of the equity or liability instruments issued, and remeasured at the end of each reporting period. Compensation costs will be recognized over the period that an employee provides services in exchange for the award (usually the vesting period). The cumulative effect of initially applying this statement, if any, should be recognized as of the effective date. The Company is currently reviewing the effect of this statement on its consolidated financial statements.
      In December 2004, FASB also issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment to APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, replacing the exception from fair value measurement for nonmonetary exchanges of similar productive assets to nonmonetary exchanges of assets that do not have commercial substance (those that are not expected to significantly change the future cash flows of the entity as a result of the exchange). This statement shall be applied prospectively and is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the results of operations or the financial position of the Company.
      In March 2005, FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, stating that the term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity, obligation is unconditional even though the existing uncertainty. As a result, a liability should be recognized and measured when sufficient information exists to make a reasonable estimated of the fair value of the obligation. This interpretation is effective prospectively for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 is not expected to have a material impact on the results of operations or the financial position of the Company.
      Earnings Per Share — The following reconciles the numerator and denominator of the basic and diluted earnings per share calculations for the three years ended December 31, 2002, 2003 and 2004:

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
(In thousands of U.S. dollars, except per share data)

	2002	2003	2004

Numerator:
Net (loss) income	$(138,429)	$8,337	$6,690

Denominator:
Weighted average number of common shares:
Basic	18,678	18,886	19,611
Effect of dilutive securities:
Stock options	—	94	432
Convertible debentures	—	—	447

Diluted	18,678	18,980	20,490

Basic net (loss) income per share	$(7.41)	$0.44	$0.34

Diluted net (loss) income per share	$(7.41)	$0.44	$0.33

      Diluted weighted average number of common shares include the assumed conversions of stock options mentioned in Note 8, granted to key employees, directors and consultants, as well as convertible debentures mentioned in Note 6.
      Reclassifications — Certain amounts in the consolidated financial statements previously presented have been reclassified to conform to the presentation for the current year.

3.	ACQUISITIONS AND DISPOSALS
      Sale of Unconsolidated Affiliate — On May 17, 2002, CGP, and Santori N.V., subsidiaries of Claxson, entered into an agreement with a subsidiary of Corus Entertainment Inc. (“Corus”) for the sale of CGP, Inc. and Santori N.V.’s entire equity stake in The Locomotion Channel and The Locomotion Channel B.V. for a sales price of $10,500. Of that amount, $2,100 was subject to a holdback in the event of economic changes that could impact revenue projections. Net gain on the sale of this investment amounted to $1,900, excluding the holdback. In June, 2004, Claxson collected $625 of the amounts subject to the holdback as the final payment for the sale of Locomotion. As part of that transaction, Claxson continued to provide certain services to the channel including affiliate sales support in Latin America through July 31, 2003, and program origination and post-production services through December 31, 2003.
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
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
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
      In exchange, Claxson was released from its capital commitments to PTVI, and revised the terms of the relationship with PEI in Latin America, Spain and Portugal. As a result, the Company, through a subsidiary, retained its 81% interest in PTVLA, and obtained management control of PTVLA. Consequently, after the restructuring, the Company operates all adult content operations (which include the Playboy TV, Spice Live and Venus channels) under the PTVLA joint venture. An affiliate of PEI will distribute the PTVLA programs in the US Hispanic market for a 20% distribution fee to the joint venture. The restructuring of the PTVI/ PTVLA joint ventures resulted in the offset of various receivables and payables between Claxson and PEI and the removal of the carrying values of the assets relinquished which resulted in a loss of $2,931. Such amount is included in net loss from unconsolidated affiliates.
      Sale of Clase — On February 7, 2003 the Board of Directors of Claxson approved the sale and transfer of Rainbow, a British Virgin Islands international business company which owns and operates the Clase television channel (“Clase”), to the Cisneros Group. On June 11, 2003, Claxson and its subsidiaries executed agreements with affiliates of the Cisneros Group, all effective as of January 1, 2003, to sell Rainbow at book value. Accordingly, there was no gain or loss on the transaction. The Company decided to sell Rainbow, and initiated negotiations to accomplish this, prior to year-end 2002, and as a result classified its net investment in other current assets and the net income in other income (expenses).
      Investment in DLA Holdings, Inc (“DLA”) — On October 28, 2004 the Board of Directors of Claxson approved the contribution of $3,375 and an aggregate funding of up to $3,000 in cash over three years to be used by DLA to pay for services to be rendered by Claxson’s subsidiaries, in exchange for 4,499,999 common and 6,000,000 preferred shares of DLA, a newly formed holding company. In order to finance its cash investment in DLA, Claxson sold 830,259 Class A common shares for $3,375 to affiliates of Hicks Muse.
      DLA was created on October 20, 2004, by affiliates of Hicks Muse, Claxson and Motorola in consideration for the contributions of Claxson and all units held by Hicks Muse and Motorola in Digital Latin America LLC (“DLA LLC”), a company providing digital services to cable multiple system operators in the Latin American Region since 2000, with the objective of restructuring the capital structure of DLA LLC.
      After giving effect to such transactions: (i) Claxson holds a 48% interest in DLA’s common stock and 3,000,000 preferred shares of DLA; (ii) Hicks Muse holds a 38.5% interest in DLA’s common stock, a note payable from DLA in the principal amount of $512 and 417,038 preferred shares of DLA; (iii) Motorola holds a 13.5% interest in DLA’s common stock, a secured note from DLA in the principal amount of $4,000 bearing an annual interest rate of 6%, a warrant to purchase additional common shares of DLA and 750,000 preferred shares of DLA.
      Pursuant to the terms of a shareholder agreement executed by the equity holders of DLA, Claxson, Hicks Muse and Motorola will jointly control DLA and will generally have the right to appoint two, two and one director(s), respectively, to DLA’s board of directors.
      The board of directors of DLA is charged with making all significant decisions of DLA.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
      DLA’s preferred shares of par value $1, derive an 8% annual dividend, are non convertible into common shares and are redeemable at the option of the holder from 2009 to 2016 and have a mandatory redemption in 2016. Accordingly, they are considered as a twelve year loan made by the shareholders that pays interest at a cumulative 8% rate per annum, can be called as of year five by the shareholders, and has significant liquidation preferences in case of bankruptcy.
      Under a Put and Call Agreement, Claxson has an option to acquire from Hicks Muse and Hicks Muse has the obligation to sell to Claxson, up to 1,500,000 common shares of DLA (which represent 16% of the initial ownership of DLA) at a price of $1,500 plus 8% annual cumulative appreciation, for a period of twelve years from October 2004, payable in cash and/or preferred shares of DLA. Additionally, after the exercise of this option, Claxson will have the option to acquire Hicks Muse remaining interest in DLA at the then fair market value. Hicks Muse has an option to sell to Claxson, and Claxson has the obligation to buy from Hicks Muse, up to 1,500,000 common shares of DLA (which represent 16% of the initial ownership of DLA) at a price of $1,500 plus 8% annual cumulative appreciation, for a period of seven years, from October 2009. However, Hicks Muse may not exercise this option if Claxson represents that, after giving effect to the exercise, Claxson or any of its affiliates will be in breach of the representations, warranties or covenants under any of its indentures or other debt agreements. Claxson has the option to pay for these common shares in cash and/or preferred shares of DLA. It is management’s opinion that the Put and Call agreements are not currently exercisable as a result of limitations under Claxson 8.75% Senior Notes due 2010 Indenture, and further there is no guarantee that the options will be exercisable in the future.
      Pursuant to the terms of DLA’s shareholders agreement, notwithstanding the exercise of the put or call agreement, Hicks Muse would continue to have the right to appoint two of the five board members on the DLA’s board until Hicks Muse no longer owned any common shares of DLA.
      Finally, as part of the abovementioned transaction, DLA entered into certain services agreements with subsidiaries of Claxson for administrative and technical services. These services will be paid in cash, out of which the aggregate of up to $3,000 will be contributed to DLA over the following three years.
      As a result of its cash contribution of $3,375 in DLA, Claxson recorded the equity investment and the preferred shares in Investments in unconsolidated affiliates in the consolidated balance sheet as of December 31, 2004. Claxson’s share on DLA’s net losses for the two month period from October 29 to December 31, 2004 of $833, was included in the Net (loss) income from unconsolidated affiliates account in the consolidated statement of operations for the twelve month ended December 31, 2004.
      Sale of Chilevisión — On April 13, 2005 the Board of Directors of Claxson approved the sale and transfer of Red de Televisión Chilevisión S.A. (“Chilevisión”), a company which operated Claxson’s broadcast television business in Chile, to the Bancard Group. On April 15, 2005, Claxson and its subsidiaries executed agreements with affiliates of the Bancard Group, all effective as of such date, to sell Chilevisión at $17,610, including the retainment of certain accounts receivables amounting to $5,875. Chilevisión’s net assets as of the date of sale amounted to $9,981, and accordingly, the transaction will result in a gain in 2005.
      The Company’s decision to sell Chilevisión and the negotiations to accomplish this transaction, occurred prior to December 31, 2004, and as a result the Company has classified Chilevisión’s assets and liabilities in Assets held for sale and Liabilities related to assets held for sale on the consolidated balance sheet and Chilevisión’s results in Discontinued operations on the consolidated statement of operations.
      The major classes of assets and liabilities classified as assets and liabilities held for sale as of December 31, 2003 and 2004 include accounts receivable, programming rights, property and equipment,

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
broadcast television licences and accounts payable, related programming rights obligations and other long-term liabilities of Chilevisión, respectively.

4.	PROPERTY AND EQUIPMENT
      Property and equipment consists of the following:

	December 31,

	2003	2004

Land and buildings	$4,457	$4,546
Equipment and software	32,380	34,186
Leasehold improvements	8,117	7,969

Total	44,954	46,701
Less accumulated depreciation and amortization	(31,738)	(35,334)

Property and equipment, net	$13,216	$11,367

      Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $8,415, $4,164 and $3,545, respectively.

5.	INVESTMENT IN UNCONSOLIDATED AFFILIATES
      Combined condensed financial information of significant investees as of December 31, 2003, and 2004 and for the years ended December 31, 2002, 2003 and 2004, is as follows:

Balance sheet information:

	December 31,

	2003	2004

Current assets	$1,867	$4,819
Non-current assets	39	7,635

Total assets	$1,906	$12,454

Current liabilities	$589	$3,493
Non-current liabilities	—	11,907
Equity	1,317	(2,946)

Total liabilities and equity	$1,906	$12,454

Claxson’s investment in unconsolidated affiliates	$821	$3,407

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)

Statement of operations information:

	Year Ended December 31,

	2002	2003	2004

Revenues	$51,001	$2,845	$4,332
Expenses	(54,576)	(1,842)	(4,294)
Other	(3,560)	—	(390)

Net (loss) gain	$(7,135)	$1,003	$(352)

Claxson’s share of (loss) income from unconsolidated affiliates	$(6,248)	$367	$(380)

      The statement of operations includes the effect of unconsolidated affiliates which were disposed of during the year through the date of disposal. Net loss from unconsolidated affiliates for the year 2002 also includes $1,900 of gain on the sale of Locomotion, and a loss of $2,931 related to the restructuring of the PTVI/ PTVLA joint ventures, and for the year 2004 it also includes $625 of gain on collection of cash retained on sale of Locomotion (see Note 3).

6.	LONG-TERM DEBT
      Long-term debt consists of the following:

	December 31,

	2003	2004

Senior Notes
11% Senior Notes due 2005, including accrued interest	$2,928	$450
8.75% Senior Notes due 2010 , including accrued interest	61,615	57,997
6.25% Senior Notes due 2013 , including accrued interest	2,746	2,725
Other Senior Notes, including accrued interest	244	2,796
Syndicated bank facility	15,447	16,453
Convertible debentures	—	3,616
Other long-term debt	2,888	1,815

Total	85,868	85,852
Less Current Portion:
11% Senior Notes due 2005	(2,928)	(450)
8.75% Senior Notes due 2010	(3,618)	(3,618)
6.25% Senior Notes due 2013	(80)	(58)
Syndicated bank facility	(3,654)	(2,441)
Other long-term debt	(1,215)	(1,605)

Long-term debt, net of current portion	$74,373	$77,680

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
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
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
      As the carrying amount of debt as of the date of restructuring (November 8, 2002), exceeded the total future cash payments specified by the new terms (including future interest, consent, legal, advisory fees and other direct transaction costs payments), the Company reduced the carrying amount of its debt to the total future cash payments, including future interest, specified by the new terms and recognized a gain on debt restructuring of $15,274. Accordingly, the Company does not recognize interest expense on the New Notes, as all future interests are included in the carrying amount of the debt.
      On March 24, 2003, Imagen and certain noteholders that did not participate in the Exchange Offer, entered into agreements by which certain noteholders exchanged $2,300 in principal amount of the Notes for new notes in the same principal amount, payable in two equal installments of $1,150 due July 15, 2012 and 2013, and two extraordinary payments of $22, bearing interest at an annual rate of 6.25% from July 15, 2003, payable semi-annually on January 15 and July 15. Restructured debt of $2,300 and related accrued interest, have been classified as long-term as of December 31, 2003 and 2004.
      During the year 2003 and 2004, Imagen and certain noteholders that did not participate in the Exchange Offer entered into agreements by which Imagen exchanged $870 and $250, respectively, in principal amount of the Notes for other debt instruments with longer average term and reduced principal amount.
      On April 14, 2005, Imagen and certain noteholders that did not participate in the Exchange Offer, entered into agreements by which certain noteholders exchanged $1,715 in principal amount of the Notes for new non interest bearing notes in the principal amount of $2,280 (which include accrued and unpaid interests), payable $189 in cash as of the date of the exchange, and the remaining balance of $2,091 in equal monthly installments on the Notes, ending July 1, 2009. Such amounts have been classified as Long term as of December 31, 2004.
      Notes in the principal amount of $306 that were not exchanged as of the date of issuance of the accompanying consolidated financial statements, and $144 of related accrued interest, have been classified as current as of December 31, 2004.
      Syndicated Bank Facility — The Chilean syndicated bank facility consists of a term loan for an original amount of $35,000. The facility, originally maturing through 2005, is collateralized by Claxson’s Chilean radio assets, and guaranteed by Claxson’s Chilean subsidiary. Interest is payable quarterly at the local prime lending rate plus 2.50% through February 2, 2003, and 2.75% thereafter. The applicable interest rates were 6.00%, 4.19% and 3.58% for the years ended December 31, 2002, 2003 and 2004, respectively. The facility contains customary restrictive covenants.
      During 2002, Claxson was not in compliance with the coverage ratios required under the credit facility, primarily as a result of the devaluation of the Chilean peso against the US dollar. On December 12, 2002, Claxson completed the renegotiation of the terms of the syndicated bank facility with

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
its lenders. The amended terms included: (i) the modification of financial covenant ratios, (ii) the extension of the term of the loan by one year to mature on May 5, 2006, and (iii) the increase in the interest rate by the local prime lending rate plus 2.75%. In addition, Claxson was required to maintain $1,500 in an escrow account until certain ratios are met. Chilevisión, guaranteed the Syndicated Credit Facility. In the event the funds in the escrow felt below $750, Claxson was obligated to increase the amount in the escrow account to reestablish a minimum level of $1,000. As of December 31, 2003, there was $963 in escrow.
      On June 25, 2004, Claxson’s Chilean subsidiary, Radio Chile, completed the restructuring of its syndicated credit facility. Under the new syndicated credit facility, which was used to repay the prior facility, Radio Chile received approximately $2,600 in additional funds, after the cancellation of the prior facility and deduction of expenses and underwriting fees. As part of the restructuring Radio Chile was able to extend the final maturity of the facility an additional three years, improve the amortization schedule to bi-annual payments as compared to quarterly payments, release the Chilevisión and escrow account guarantees, relax the covenant ratios and reduce the interest rate to the local prime lending rate plus 2.50%. The total principal amount of the new facility is approximately $16,453 and matures in 2009.
      Convertible Debentures — On June 21, 2004, Claxson’s audit committee and its disinterested directors approved the issuance of convertible debentures in an amount up to $5,000. On July 8, and September 20, 2004, the Company executed agreements with certain executive officers, Mr. Vivo-Chaneton (Chairman and Chief Executive Officer), Mr. Haiek (Pay Television Chief Operating Officer) and Mr. Ituarte (Chief Financial Officer), and subsidiaries of the Cisneros Group, for the purchase of $2,000 and $1,500 of convertible debentures, respectively. Convertible debentures issued may be converted to Class A common shares at a conversion price of $3.24 per share by the executives and $2.79 per share by the subsidiaries of the Cisneros Group (based on the average stock price over the five days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event the Company prepays the debentures, the investors have the right to receive warrants to purchase shares of Class A common shares in an amount equal to the principal amount of the debenture.
      Accordingly, accrued interest on convertible debentures of $116 and the principal amount of $3,500 have been classified as current portion of long term debt and long term debt, in the consolidated balance sheet as of December 31, 2004, respectively.
      Other Long-Term Debt — Other long-term debt bears interest at rates ranging from 7% to 10% and has maturity dates ranging from 2005 through 2007. Certain other long-term debt was issued and collateralized by certain assets of Claxson Playout, Inc., which has been paid in full prior to the sale mentioned in Note 14.
      Aggregate maturities of long-term debt are as follows:

Twelve Months Ended December 31,

2005	$8,172
2006	13,734
2007	14,056
2008	17,233
2009	16,475
Thereafter	16,182

Total	$85,852

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)

7.	INCOME TAXES
      Certain subsidiaries of Claxson are subject to income taxes in various countries at statutory rates ranging from 16% to 35%. The provision for income taxes is as follows:

	Year Ended December 31,

	2002	2003	2004

Current	$652	$2,587	$1,813
Deferred	(437)	324	48

Total provision for income taxes	$215	$2,911	$1,861

      The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant of Claxson, the following reconciliation has been prepared utilizing the Argentine statutory tax rate.

	Year Ended December 31,

	2002		2003		2004

	Amount	%	Amount	%	Amount	%

Expected tax provision (benefit) using statutory tax rate	$(47,558)	(35)	$3,689	35	$1,832	35
Adjustment for operating losses in taxable jurisdictions	5,351	4	(397)	(4)	(542)	(10)
Adjustment for operating losses in non-taxable jurisdictions	10,336	8	781	7	34	1
Non-deductible goodwill in Argentina	17,859	13	—	—	—	—
Effect of differences in rates from Chile	(437)	—	639	6	495	9
Effects of change in valuation allowance	9,455	7	(4,746)	(45)	(2,837)	(54)
Gain on anticipated payment of long term debt (net present value)	3,143	2	1,182	11	—	—
Other items	2,066	2	1,763	17	2,879	55

Total provision for income taxes	$215	1	$2,911	27	$1,861	36

      Net deferred income tax liabilities as of December 31, 2004 and 2003 are primarily reflected in other long-term liabilities in the accompanying consolidated balance sheets and consist of the following:

	December 31,

	2003	2004

Net operating loss carryforwards	$27,159	$25,464
Intangible assets	79	90
Foreign currency items	2,104	1,397
Property, equipment, and other assets	2,651	2,332

Total deferred tax assets	31,993	29,283
Total deferred tax liabilities	(1,665)	(1,522)
Valuation allowance	(30,588)	(28,069)

Net deferred tax liability	$(260)	$(308)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
      Claxson has assessed the recoverability of its deferred tax assets as of December 31, 2004 and believes that it is more likely than not that the deferred tax assets will be realized through future taxable income.

8.	SHARE OPTION PLAN
      In 2001, Claxson adopted the 2001 Share Incentive Plan (the “Plan”), pursuant to which 930,000 common shares were reserved for issuance upon exercise of options. Options granted under the Plan are non statutory share options and have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees, directors and consultants. The Compensation Committee of Claxson’s Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees of Claxson, including directors (whether or not they are employees) and executive officers of Claxson or affiliated companies. The Plan will terminate in 2011, unless sooner terminated by the Board of Directors.
      On January 17, 2002, Claxson granted options underlying 513,849 and 55,000 shares at an exercise price of $0.738 per share, to its executive employees and directors, respectively, resulting in deferred share-based compensation of $149. Those options have a five year term and different vesting periods.
      In addition, on February 3, 2004, Claxson granted, share options under the Plan underlying 436,451 shares at an exercise price of $3.20 per share, to certain executive employees, resulting in deferred share-based compensation of $131. Those options have a five year term, except for options granted to the CEO which have a ten year term and vest 60% on February 2006 and 40% on February 2007.
      As of December 31, 2004, 74,780 of these options had been exercised, 77,140 had been forfeited. Of the 853,380 options outstanding as of December 31, 2004, 262,274 are exercisable. Additionally, 154,655 of the options outstanding to senior management became vested in January and April 2005.

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
      Claxson currently has three business segments: Pay television; Broadcast radio; and Internet and broadband. These segments are consistent with the manner in which senior management analyzes and manages Claxson’s businesses. The primary measure used by senior management in analyzing and managing its business segments is operating income (loss). As explained in Note 3, Claxson decided to sell its Broadcast television business at the end of year 2004, accordingly revenues and operating income

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
(loss) of this segment do not include results of its operations as they were classified as Discontinued operations. Segment information is as follows:

	Pay	Broadcast	Broadband
	Television	Radio	and Internet	Corporate	Total

Year Ended December 31, 2002
Total net revenues	$46,192	$13,582	$190	—	$59,964
Operating income (loss)	9,303	1,064	(7,684)	(2,775)	(92)
Net loss	(116,363)	(7,331)	(13,549)	(1,186)	(138,429)
Total assets	69,000	73,053	6,650	(1,081)	147,622
Year Ended December 31, 2003
Total net revenues	$48,215	$14,601	$178	—	$62,994
Operating income (loss)	7,266	4,731	(1,898)	(5,032)	5,067
Net income (loss)	13,289	2,953	(1,685)	(6,220)	8,337
Total assets	62,193	81,245	2,332	(431)	145,339
Year Ended December 31, 2004
Total net revenues	$49,931	$18,103	$100	$50	$68,184
Operating income (loss)	6,571	4,796	(964)	(4,101)	6,302
Net income (loss)	5,978	5,134	(661)	(3,761)	6,690
Total assets	64,333	89,636	703	1,843	156,515
      A substantial portion of Claxson’s pay television and internet and broadband assets and operations are based in Argentina. Claxson’s broadcast radio assets and operations are primarily based in Chile.

11.	COMMITMENTS AND CONTINGENCIES
      Commitments — Claxson contracts for certain services (up-linking of signals) and leases transponder capacity on certain satellites, office and warehouse space and equipment under agreements expiring at various dates through 2013. For the years ended December 31, 2002, 2003 and 2004, rent expense incurred by Claxson for these items totaled $6,632, $4,925 and $4,451, respectively.
      On March 23, 2005, Claxson Playout, Inc. amended a previous office space lease agreement, anticipating its termination from February 1, 2011 to January 31, 2008. In exchange of the early termination of such contract, Claxson received $1,000 on July 12, 2005.
      Aggregate future minimum payments under these noncancelable operating leases are as follows:

Twelve Months Ended December 31,

2005	$4,081
2006	3,960
2007	3,696
2008	2,898
2009	2,680
Thereafter	4,467

Total	$21,782

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
      In addition, as discussed in Note 3 to the consolidated financial statements, under the restructuring of the relationship with PEI, the Company has a commitment to PEI for future minimum annual licensing fees of $4,200, as well as contractual programming rights purchase obligations, which future minimum payments are as follows:

Twelve Months Ended December 31,

2005	$12,221
2006	4,885
2007	4,467
2008	4,601
2009	4,739
Thereafter	15,087

Total	$46,000

      The Company has various employment contracts with certain members of its top management, with terms varying from two to three years. The contracts include among other things, provisions that entitle the executive to receive earned, but unpaid salary, bonuses and continued benefits in the event of termination without cause or by the executive for good reason.
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
      On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of our subsidiary, Osite Informatica Ltda., in a suit for taxes alleged to be due by O Site Entertenimentos Ltda. in the amount of 1,100 reals (approximately $586). Based on preliminary assessments of our Brazilian tax advisors, we anticipate that this appeal will be dismissed and that the lower court ruling upheld.
      On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of a subsidiary of Claxson, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Cámara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. As of December 2002 New Yetem has filed a claim against El Sitio Argentina for $14,000. Counsel has advised that they believe New Yetem’s claims are without merit, and Claxson intends to defend this claim vigorously. Nonetheless, if New Yetem should prevail, Claxson believes the actual damages are likely to be much lower than the $14,000 claimed in damages. In addition, on June 17, 2003, Imagen Satelital received a police search order, issued by a lower Criminal Court in Buenos Aires, to seek information as part of a criminal accusation against Mr. Vivo, Claxson’s chief executive officer, and Mr. Cibrian, Claxson’s executive vice president of Broadband and Internet division. Imagen provided the requested information. The Lower and the Appeal courts dismissed the criminal accusation filed against Mr. Vivo and Mr. Cibrian and the criminal accusation was terminated.
      In December 2003, due to Chilevisión’s use of hidden camera recordings made and/or broadcasted by Chilevisión as part of its investigative reporting on high profile news of local interest, certain officers and journalists of Chilevisión were named the subject of several pending criminal proceedings in Chile. Claxson believed that the allegations in these proceedings were without merit and retained counsel to vigorously defend Chilevisión and its employees in these cases. As part of the Chilevisión’s sale transaction (see Note 3) all contingencies arisen from this and other pending litigations in which Chilevisión is involved were absorbed by Chilevisión and the buyer pursuant to the transaction terms.
      From time to time, Claxson is involved in certain other litigation. Management believes that the ultimate outcome of any such litigation will not be significant to its financial position, results of operations or cash flows.

12.	RELATED PARTY TRANSACTIONS
      Management Services — Subsidiaries of Claxson perform management services for certain affiliates, including: cash management; accounting and financial reporting; facilities management and affiliated and advertising sales. For performing these services, the respective affiliates pay Claxson a commission fee on revenues, net of any advertising agency commission or discount or a fee for back office services. Claxson Playout, Inc (formerly know as The Kitchen Inc.), a subsidiary of Claxson, provides network playout, post-production services and language dubbing to affiliates and third parties. For the years ended December 31, 2002, 2003 and 2004, Claxson earned management, sales commissions and other service fees (included in other revenues) from these affiliates amounting to $9,967, $1,405, and $1,798, respectively. Included in due from related parties as of December 31, 2003 and 2004 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $1,049 and $1,053, respectively.
      Revenues — For the years ended December 31, 2002, 2003 and 2004, Claxson derived subscriber-based fees amounting to $15,532, $17,473 and $17,364, respectively, from affiliated distributors. These revenues for 2002 do not include those of Clase and PTVLA, as they were not consolidated in Claxson’s consolidated statements of operations for the year ended December 31, 2002. Included in accounts

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
receivable as of December 31, 2003 and 2004 are $4,295 and $3,780, respectively, due from these affiliates.
      For the year ended December 31, 2003, the Company derived $40 of other revenue and $58 of accounts receivable form an arrangement with a strategic partner in which one of our shareholders holds an equity interest.
      In addition, Claxson will receive annual monitoring fees from DLA LLC. Accordingly, Claxson has recorded a receivable in Other non current assets and other revenues, both in the amount of $50 as of December 31, 2004.
      Expenses — For the years ended December 31, 2002, 2003 and 2004, Claxson incurred expenses amounting to $421, $220 and $277, respectively, to affiliated distributors and service providers. Included in accounts payable as of December 31, 2003 and 2004, are $916 and $754, respectively, to these affiliated entities.
      Claxson has agreed to pay advisory fees to certain shareholders in an amount of $150 per year to each of the Cisneros Group and Hicks Muse and $50 to the El Sitio founders. Advisory fees incurred in relation to the agreement amounted to $350 for each of the years ended December 31, 2002, 2003 and 2004, respectively, of which $255, $113 and $99, were outstanding as of each year end.
      On September 21, 2001, Elsitio Uruguay S.A. (“ESUy”), a wholly-owned subsidiary of Claxson signed a five year lease agreement with Sarandí Comunicaciones S.A. (“SaCom”), under which ESUy had to pay monthly lease installments of $36, as amended, for the right to use and run radio stations owned by SaCom in Uruguay at its own risk and for its exclusive benefit until September 21, 2006. All payments made by Claxson’s subsidiaries for leasing rights to SaCom, will be deemed as advance payments of its radio stations should Claxson’s subsidiaries exercise its option to buy them out, or commit to a 30 year management agreement. Additionally, upon exercise of the option, 50% of the amounts owed by SaCom to ESUy for services rendered would have to be deducted from the future sales price. As of December 31, 2004, total cash paid by Claxson’s subsidiaries to SaCom for leasing rights amounted $1,688, while Claxson had a receivable of $337 with SaCom for advertising broadcast. As of the date of issuance of the accompanying consolidated financial statements, is not probable that Claxson will exercise the option to acquire such radio stations, and accordingly has expensed cash paid for leasing. Claxson incurred lease expenses amounting to $640, $432 and $432 for the twelve months periods ended December 31, 2002, 2003 and 2004, respectively.
      In addition, Imagen Satelital S.A. receives connectivity services among different Claxson’s locations and internet services from Impsat Fiber Networks since December 2001, amounting to $43, $198 and $247 for the years ended December 31, 2002, 2003 and 2004, respectively. Included in accounts payable are $165 and $32 owed to this affiliate as of December 31, 2003 and 2004, respectively.
      On December 2003, Claxson contracted telephone and internet connectivity services from Global Crossing Ltd., incurring in expenses by $49, which were all paid as of December 31, 2004.

13.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
      Acquisitions and Disposals — See Note 3.
      Unrealized gain (loss) from investment in equity securities — See Note 2.
      Investments in equity securities — See Note 2.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2003 and 2004
(In thousands of U.S. dollars)
      Supplemental Disclosure of Cash Flow Information — For the years ended December 31, 2002, 2003 and 2004 cash paid for income taxes amounted to $955, $1,406 and $1,694, respectively.
      For the years ended December 31, 2002, 2003 and 2004, cash paid for interest amounted to $1,708, $1,238, and $4,835, respectively.

14.	SUBSEQUENT EVENTS
      Sale of certain assets of El Sitio México — On January 20, 2005 Claxson sold certain assets of El Sitio México for a total consideration of $639 and will recognize a gain during 2005 related thereto.
      Sale of certain assets and operations of Claxson Playout, Inc. — On May 1, 2005 Claxson sold the language conversion and international traffic services business owned by its affiliate Claxson Playout, Inc. (“Playout”), to TM Systems, LLC for a total consideration of $1,716. The transaction involves contingent consideration and continuing involvement thus no gain will be recognized during 2005.
      The Company’s decision to sell Playout and the negotiations to accomplish the sale, occurred during 2005, and accordingly the operations and related assets and liabilities have not been reclassified to discontinued operations.

INDEX TO EXHIBITS

Exhibit
No.	Description

8.1	List of significant subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Touche LLP.