Form 20-F
period 2005-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2006-09-21
CIK 1132340

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from           to
Commission file number 000-33143
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
None
(Title of Class)
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was 20,486,465 Class A Common Shares, 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Note – Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

CLAXSON INTERACTIVE GROUP INC.
FORM 20-F
ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2005

i

INTRODUCTION
     This annual report on Form 20-F for the year ended December 31, 2005 also constitutes our annual report to shareholders and includes our audited consolidated balance sheets as of December 31, 2004 and 2005 and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2005.
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
     Pursuant to the terms of the combination agreement, as amended as of June 26, 2001 and August 22, 2001, a subsidiary of Claxson was merged into El Sitio, and all of the subsidiaries of Ibero-American Media Partners and the media businesses of 1945 Carlton and 1947 Carlyle that were managed by Ibero-American Media Partners were contributed to and combined with Claxson. As a

ii

result of the merger, El Sitio became a wholly owned subsidiary of Claxson. The merger transaction was consummated on September 21, 2001.
     The Cisneros Group is a name used to describe a group of investments, joint ventures, strategic alliances and companies engaged in diversified consumer businesses, including broadcast and pay television, direct-to-home satellite television, content production and other entertainment, media and communications enterprises, that are associated with Gustavo and Ricardo Cisneros and trusts established by them principally for the benefit of themselves and their families. Hicks Muse is an international private investment firm with headquarters in Dallas and offices in New York, London and Buenos Aires. Ibero-American Media Partners II, Ltd. was a joint venture between members of the Cisneros Group and Hicks Muse. El Sitio, Inc. is an international business company incorporated under the laws of the British Virgin Islands.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable
Item 2. Offer Statistics and Expected Timetable
     Not Applicable
Item 3. Key Information
     A. Selected Financial Data
Selected Financial Data
     The following tables present our selected historical financial data, which have been derived from audited financial statements. Ibero-American Media Partners was deemed to be the acquiror for accounting purposes in the combination agreement and accordingly, the historical financial statements of Ibero-American Media Partners are presented as the financial statements of Claxson preceding the transaction. In addition, all fiscal years presented reflect the classification of Chilevision’s and the language conversion and international master recording traffic services of Claxson Playout, Inc.’s financial results as discontinued operations. See Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements.
     The selected financial data should be read in conjunction with the consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (which is commonly called “U.S. GAAP”). All financial information set forth below reflects the restatement of our financial statements for 2002, 2003, and 2004, as discussed in Item 5. “Operating and Financial Review and Prospects ” and Note 14 to our consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income Data
   for the Years Ended December 31:

		2002	2003
	2001	As Restated	As Restated	2004	2005
	(In thousands of U.S. dollars)
Total net revenues	$91,190	$57,577	$61,595	$66,081	$80,527
Total operating expenses	102,968	55,561	54,698	58,216	66,441

Operating (loss) income	(11,778)	2,016	6,897	7,865	14,086
Other (expense) income	(47,178)	(70,363)	4,712	(1,313)	(1,008)
Gain on debt restructuring	—	15,274	—	—	—
Share of (loss) income from unconsolidated affiliates	(19,073)	(6,746)	367	245	(2,593)
Provision for income taxes	(4,328)	(215)	(2,911)	(1,861)	(1,644)
Minority interest	127	68	46	267	267
Change in accounting principle	—	(74,789)	—	—	—
Net (loss) income from continuing operations	(82,230)	(134,755)	9,111	5,203	9,108
Discontinued operations	(2,656)	(4,511)	(1,168)	1,487	(2,876)
Net (loss) income	$(84,886)	$(139,266)	$7,943	$6,690	$6,232
Net income (loss) from continuing operations per common share
Basic	$(4.44)	$(7.21)	$0.48	$0.26	$0.45
Diluted	$(4.44)	$(7.21)	$0.48	$0.26	$0.41
Net income (loss) per common share
Basic	$(4.58)	$(7.46)	$0.42	$0.34	$0.31
Diluted	$(4.58)	$(7.46)	$0.42	$0.33	$0.28
Consolidated Balance Sheet Data
   As of December 31:

	2001	2002	2003	2004	2005
	(In thousands of U.S. dollars)
Cash as cash equivalents (including restricted investments)(1)	$15,207	$8,819	$7,890	$7,270	$25,126
Total assets (2)	278,002	147,622	145,339	156,515	150,410
Working capital (deficiency)(2) (3)	(70,341)	2,347	1,280	11,812	7,689
Total long-term liabilities	27,689	80,824	77,362	80,475	70,160
Minority interest	—	1,164	1,128	562	293
Shareholders’ equity	102,753	3,195	9,993	22,603	33,101
Total common shares	18,538	18,678	19,407	20,313	20,486

(1)	Includes U.S.$0.8 million and U.S.$0.2 million in 2002 and 2003 respectively, of restricted investments.

(2)	For 2001, 2002, 2003 and 2004, includes assets and liabilities of discontinued operations.

(3)	For 2001, 2002, 2003, 2004 and 2005, includes U.S.$79.5 million, U.S.$3.2 million, U.S.$2.3 million, U.S.$0.5 million, and U.S.$0.4 million respectively, of Imagen’s 11% Senior Notes due 2005 including accrued interest.

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
     We are highly leveraged. At December 31, 2005, we had approximately U.S.$68.8 million in aggregate principal amount of indebtedness and accrued and unpaid interest, plus U.S.$13.0 million of future interest payments on our 8.75% Senior Notes due 2010 and U.S.$33.1 million in total shareholders’ equity.
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
As a result of the DIRECTV Latin America business combination with Sky Latin America and our resulting loss of most of our subscriber base in Mexico and Brazil, as well as the renegotiation of our premium and basic channel distribution agreements with DIRECTV Latin America, we expect to experience a significant reduction in our DIRECTV revenues in 2006 compared to 2005.
     Our largest pay television system operator, DIRECTV Latin America accounted for approximately 20% and 15% of our total revenues for the years ended December 31, 2004 and 2005, respectively. On December 22, 2003, The News Corporation Ltd., which we refer to as NewsCorp, completed its acquisition of a controlling interest in Hughes Electronics Corporation (now known as DIRECTV Group, Inc., the majority owner of DIRECTV Latin America). NewsCorp owns a significant interest in Sky Latin America, a direct-to-home satellite programming provider like DIRECTV Latin America, which operates in many of the same markets as DIRECTV Latin America, including Brazil, Chile, Colombia and Mexico. In October 2004, DIRECTV Group, Inc. and NewsCorp announced a series of business combinations and reorganizations, which resulted in the migration of the majority of DIRECTV subscribers in Mexico to the Sky platform and will result in the termination of the DIRECTV platform in Brazil. Prior to such business combinations, we had distribution agreements for all our pan-regional channels with DIRECTV in Mexico and Brazil, as well as the rest of the region. As a consequence of such business combinations, we lost our subscriber base from DIRECTV Mexico and maintained only the limited distribution we had for certain of our channels with Sky Latin America in Mexico. In addition, as a result of the merger between DIRECTV and Sky in Brazil, our agreements with DIRECTV Brazil were not renewed after their expiration on December 31, 2005. We currently maintain distribution for only one channel with Sky Brazil.
     Our existing distribution agreements with DIRECTV Latin America for our premium channels expired in December 2004. Although the final agreements have not been executed, we have negotiated new terms for these agreements and have been operating under these terms since January 2005. These agreements provide us with a lower revenue share percentage for our premium channels than previously received. In addition, our basic channel agreements expired on December 31, 2005. Although the final agreements have not been executed, we have negotiated new terms for these agreements and since January 2006 have been operating under the new terms which also provide us with lower per subscriber rate for our basic channels than our prior contracts.
     As a result of the subscriber base loss in Mexico and Brazil related to the DIRECTV business combination with Sky Latin America and the lower per subscriber rates that we will receive as part of the renegotiation of our premium and basic channel distribution agreements with DIRECTV for the rest of the region, we currently expect to experience a significant reduction in our DIRECTV revenues in 2006 compared to 2005.
We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.
     Our five largest pay television system operators accounted for approximately 32% and 28% of our total revenues in the years ended December 31, 2004 and 2005, respectively. The loss of any of our major existing pay television system operators, unless replaced by other operators, could have a material adverse effect on our financial performance.
Members of the Cisneros Group and Hicks Muse control Claxson, which could inhibit or cause potential changes of control of Claxson.
     Members of the Cisneros Group and Hicks Muse control, in the aggregate, approximately 80% of the voting power on all matters submitted to our shareholders and control the outcome of actions requiring the approval of holders of a majority of our common shares, including a material sale or acquisition. In addition, through their ownership of our Class C and Class H common shares, these shareholders are entitled to designate seven of the twelve members of our board of directors. This control could discourage other parties from initiating potential merger, acquisition or other change of control transactions that might otherwise be beneficial to our shareholders. In addition, the Cisneros Group and Hicks Muse could use their ownership position to cause a transaction to occur in which either or both of these shareholders or a third party would acquire most or all of Claxson, in which event other shareholders could be deprived of the opportunity to remain shareholders of Claxson.
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
     In addition to their interests in Claxson, members of the Cisneros Group and affiliates of Hicks Muse hold, and may in the future acquire, interests in other media businesses in Ibero America, some of which may compete, or have relationships with strategic partners that compete, with us. In particular, members of the Cisneros Group own an interest in DIRECTV Latin America and certain cable networks in Latin America and funds affiliated with Hicks Muse own interests in CableVisión and Teledigital Cable in Argentina, TV Cidade in Brazil and Intercable in Venezuela. DIRECTV Latin America, CableVisión, Teledigital Cable and Intercable are significant pay television system operators in Latin America.
     In addition, on October 19, 2004, an affiliate of the Cisneros Group of Companies that is a minority shareholder in DIRECTV Latin America filed a lawsuit against DIRECTV Group Inc. and others, including The News Corporation Ltd., Sky Multi-Country Partners, Innova S. de R.L. de C.V., Globo Comunicacoes e Participacoes, S.A., and Grupo Televisa, S.A., related to the business combination and reorganization of DIRECTV Latin America with NewsCorp’s affiliates.
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
     We derive substantially all of our revenue from subscriber-based fees and advertising, for which we compete with various other media, including newspapers, television, other radio stations and pay television channels that offer customers information and services similar to ours. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our financial performance.

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
     El Sitio and some of its former and current directors and principal executive officers have been named as defendants in several civil cases arising out of its initial public offering in December 1999. The complaints primarily relate to alleged share allocation and commission practices undertaken by the underwriters for the offering. We believe, after consultation with counsel, that the allegations relating to El Sitio and its directors and principal executive officers are without merit. However, these cases could result in significant litigation expense for us and, if not decided in El Sitio’s favor or successfully settled, damage payments which would among other things adversely affect our financial performance. See Item 8.A. “Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings” for more information.
We expect to incur substantial accounting and legal costs in order to comply with the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K, and we may experience a loss in investor confidence, and a decrease in the market price of our Class A common shares, if we are unable to so comply.
     Commencing with our annual report for the fiscal year ending December 31, 2007, we will be required to comply with the internal control over financial reporting requirements of Item 308 of Regulation S-K. As part of these new rules, we will be required to include in our annual report on Form 20-F, a report containing management’s assessment of the effectiveness of our internal control over financial reporting. In addition, commencing with our annual report for the fiscal year ending December 31, 2008, our independent registered public accounting firm will be required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.
     We expect to incur substantial legal and accounting costs in order to initially comply and continue to comply with the internal control over financial reporting requirements of Item 308 of Regulation S-K. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, or otherwise fail to comply with the requirements of Item 308 of Regulation S-K, we could experience a loss in investor confidence in the reliability of our financial statements, which could lead to a decrease in the market price for our Class A common shares and harm our business.
RISKS RELATED TO LATIN AMERICA
Because our pay television business is concentrated in Argentina and our broadcast radio business is concentrated in Chile, our financial performance is especially sensitive to risks associated with political, regulatory and economic conditions in these two countries.
     For the year ended December 31, 2005, our pay television business derived 33% of its revenues from operations in Argentina. In addition, our broadcast radio business derived 92% of revenues for the year ended December 31, 2005 from our operations in Chile. As a result, changes in Argentine or Chilean government policy affecting trade, investment, taxes, protection of intellectual property or the media industry generally or instability in the Argentine or Chilean currency, economy or government could have a material adverse effect on our results of operations and financial condition.
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
RISKS RELATED TO OUR CLASS A COMMON SHARES
Our Class A common shares are not listed on any national exchange. Therefore, it may be more difficult for investors to trade in our Class A common shares.
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
     B. Business Overview
     We are a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. We have combined assets in pay television, broadcast radio, and broadband and Internet to create an integrated media company with a portfolio of popular entertainment brands and multiple methods of distributing our content.

     Our pay television business, currently our largest source of revenues, includes 15 pay television channels distributed to approximately 13 million pay television households, which account for approximately 67.7 million basic channel subscribers through cable and direct-to-home television platforms. We calculate the number of subscribers based on the number of channels received per household so that if for example a household receives five channels, we count five subscribers for such household. Four of these pay television channels are owned and/or operated by Playboy TV Latin America, our 81% owned joint venture with an affiliate of Playboy Enterprises Inc.
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
     Our broadband and Internet business, which is our newest business, is partially dedicated to support our media assets and the production, distribution and selling of digital content specifically developed for broadband.
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
     The following tables present historical selected financial information for our business operations net of discontinued operations for the years and periods indicated (in thousands of U.S. dollars) and reflect the effects of the restatement of our previously issued financial statements described in Item 5. “Operating and Financial Review and Prospects” as well as in Note 14 in the accompanying consolidated financial statements:
Year Ended December 31, 2005

			Broadband
	Pay	Broadcast	and
	Television	Radio	Internet	Corporate	Total
Revenues	$56,139	$24,001	$96	$291	$80,527
Operating Income (Loss)	13,920	5,188	(708)	(4,314)	14,086
Net Income (Loss)	8,579	617	176	(3,140)	6,232
Cash Flows from Operating Activities	3,782	8,607	(278)	4,617	16,728
Cash Flows from Investing Activities	(1,887)	9,216	637	(710)	7,256
Cash Flows from Financing Activities	$(1,289)	$(1,337)	$(60)	$(3,490)	$(6,176)
Year Ended December 31, 2004

			Broadband
	Pay	Broadcast	and
	Television	Radio	Internet	Corporate	Total
Revenues	$47,828	$18,103	$100	$50	$66,081
Operating Income (Loss)	8,134	4,484	(652)	(4,101)	7,865
Net Income (Loss)	5,978	4,822	(349)	(3,761)	6,690
Cash Flows from Operating Activities	2,685	454	435	539	4,113
Cash Flows from Investing Activities	(3,880)	957	(3)	(1,960)	(4,886)
Cash Flows from Financing Activities	$(1,835)	$(1,414)	$(144)	$3,691	$298

Year Ended December 31, 2003

			Broadband
	Pay	Broadcast	and
	Television	Radio	Internet	Corporate	Total
Revenues	$46,816	$14,601	$178	$—	$61,595
Operating Income (Loss)	9,096	4,419	(1,586)	(5,032)	6,897
Net Income (Loss)	13,289	2,641	(1,373)	(6,614)	7,943
Cash Flows from Operating Activities	3,934	5,543	(1,052)	4,977	13,402
Cash Flows from Investing Activities	(1,693)	328	242	(3,890)	(5,013)
Cash Flows from Financing Activities	$(1,313)	$(5,559)	$—	$(1,398)	$(8,270)
Business Strategy
     Our vision is to provide high-quality branded content to serve the tastes and needs of our target audience. We tailor multi-media programming to the Ibero American market by creating original content, as well as by dubbing and subtitling third party content into Spanish and Portuguese, while remaining sensitive to local preferences. We seek to fill the need for a pan-regional alternative that can create, gather, package and deliver differentiated content across multiple media platforms. The key elements of our strategy include the following:
•	Increase Subscription Revenues from a Portfolio of Leading Pay Television Brands. We hold a number of well-known pay television brands under “one roof”. We expect to increase subscriber-based revenues by expanding distribution of our channels to pay television system operators that we do not reach today, and by benefiting from anticipated growth in pay television subscribers in Ibero America.

•	Create Significant Operating Benefits. We endeavor to combine our product offerings to create operating benefits across all of our businesses, including:
•	cross-promotion across multiple channels, thereby increasing brand awareness while driving audience growth and reducing marketing expenditures; and

•	aggregation of management expertise in traditional and new media to create innovative and interactive content and to expand our brands across all media.
•	Develop Additional Revenue Streams. We intend to capitalize on our diverse media assets to develop additional sources of revenue, including, among others, the sale or license of content through existing and new media, such as broadband.

•	Exploit Market Opportunities for Growth Through Strategic Alliances. Our strategy includes geographic expansion of our existing pay television business, as well as increasing penetration in those geographic markets in which we currently operate, through strategic alliances and opportunistic acquisitions of channels targeting specific genres, which complement our channel offerings.

•	Leverage Strategic Relationships. We believe that our relationships with the Cisneros Group and Hicks Muse, our principal shareholders, provide us with competitive advantages. We draw upon the relationships, regional expertise and extensive media assets of our principal shareholders to enhance our content offerings and facilitate access to distribution and technology platforms.
PAY TELEVISION BUSINESS
     Our pay television business includes 15 pay television channels distributed throughout various Ibero American countries. We have a strong presence in Latin America with premium and pay-per-view services through our Playboy TV Latin America joint venture, as well as in Argentina and the rest of the southern portion of South America with the basic channels, which is commonly called the “Southern Cone”.
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

     At December 31, 2005, we wholly-owned seven of the channels that we distributed: Space; I.Sat; Retro (formerly known as Uniseries); Infinito; FTV; MuchMusic and HTV. We control the programming content of our wholly-owned channels. We distribute channels in Ibero America through our Playboy TV Latin America joint venture, the Playboy TV channel, Venus and G Channel. In May 2005, Playboy TV Latin America entered into an exclusive agreement with Private Media Group to operate and distribute the Private channel and to offer it as part of our adult channels bouquet in the market. We also have exclusive distribution rights throughout certain parts of Ibero America with respect to certain channels, including the Crónica TV and CM, channels owned by Estrella Satelital S.A., in the Southern Cone; Venevision Continental (solely with respect to distribution to pay television providers other than DIRECTV Latin America), a channel owned by the Cisneros Group, in the Latin America region; and Utilisima Satelital, a channel owned by HediFam, S.A. in Latin America. Our 31% owned joint venture, DMX MUSIC Latin America, offers digital music channels throughout Latin America and the US Hispanic market. Digital Latin America, LLC, a company in which we have a 48% equity investment, offers a digital solution to cable system by operating a digital network through satellite transmission.
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
Music Channels
     MuchMusic Argentina is a channel that integrates music, interactivity and humor. MuchMusic Argentina targets the 12-24 and 25-34 age brackets and combines live productions and localized content with local production packaging, and international flair through a wide spectrum of styles: Rock, Pop, Latin Music, Dance, Hard Core and other new music trends. MuchMusic also offers original non-musical content developed under the same “localist” programming philosophy. We license the MuchMusic brand and certain content from CHUM Limited, a Canadian company and content provider. In addition, we distribute the MuchMusic Argentina channel pan-regionally on DirectTV Latin America.
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
Partially Owned Channels — Adult
     Playboy TV Network is owned, operated and distributed throughout Latin America, Spain and Portugal by Playboy TV Latin America. Playboy TV Latin America is a joint venture that was created in 1996 between a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. A subsidiary of Claxson owns 81% of Playboy TV Latin America and an affiliate of Playboy Enterprises, Inc. owns the remaining 19%. Playboy TV Latin America offers high quality adult entertainment, which generally can be purchased monthly as a premium channel or on a pay-per-view basis. A portion of Playboy TV Latin America’s programming is tailored to the Ibero American market and is customized according to regional preferences.
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
     CM (El Canal de la Musica), is a Latin music channel distributed in the Southern Cone designed to entertain the whole family, including all genres: rock, pop, folklore and tango among others. CM produces its content which is supplemented with video clips. CM is owned and produced by Estrella Satelital S.A.
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
Production Operations
     Claxson Playout, Inc., formerly known as The Kitchen, Inc., offers network playout and post production services. Claxson Playout, Inc. offers broadcast services to customers in Miami. Prior to May 2005, Claxson Playout, Inc. also provided language conversion and international master recording traffic services. As a result of the weak performance of this division in the past, and our increased focus on our channel business, we sold our language conversion and international master recording traffic operations in Miami along with The Kitchen trade name in May 2005.
     In Jaus is our creative division in charge of broadcast design (both video and audio) as well as the production services for promotional spots, feature films and made for TV movies, and documentaries or video clips. The original production of documentaries and other programs is also managed by In Jaus, as well as the distribution and sale of these programs and all proprietary programs and television formats to third parties. During the year 2005, In Jaus provided services to external clients, generating revenues of U.S.$0.3 million as well as U.S.$0.8 million in content sales.
Pay Television Distribution
     As of December 31, 2005, our channels were distributed in 23 countries in Ibero America and reached approximately 68.3 million basic channel subscribers in over 13 million pay television households. We believe that our ability to provide a diversified package of branded channels to pay television operators is a favorable alternative to individual channels that offer a more limited menu of programming choices. We have distribution agreements with pay television operators that distribute our channels in each of our markets.
     The following table identifies the number of subscribers that our cable operators have for each of our basic channels as of December 31, 2003, 2004 and 2005.

	Total Number of Subscribers
	December 31,
	2003	2004	2005
	(In thousands)
Basic Package
Space	4,861	5,336	5,635
I. Sat	4,724	5,194	5,521
Retro	5,005	5,868	6,365
Infinito	8,330	9,266	12,245
FTV	4,055	5,520	8,071
MuchMusic	4,569	5,245	6,012
HTV	4,947	5,644	6,725
Cronica TV(1)	3,881	4,267	4,908
Venevision Continental(1)(2)	901	978	2,122
CM(1)(3)	—	—	2,569
Utilisima Satelital (1)(4)	—	5,955	7,538

Total Basic Channel Subscribers	41,273	53,273	67,711

(1)	Represented channel.

(2)	Represents cable subscribers only.

(3)	We commenced distributing CM in November, 2004.

(4)	We commenced distributing Utilisima Satelital on January 1, 2004.
Pay Television Revenue Sources
     Like most providers of pay television content, we derive substantially all of our pay television revenues from subscriber-based fees and advertising revenue. Subscriber-based revenues currently are the primary source of revenue for our pay television business, accounting for 81% of total pay television net revenue in the year ended December 31, 2005, 84% in the year ended December 31, 2004 and 83% in the year ended December 31, 2003. Advertising accounted for 12% of total pay television net revenue in the year ended December 31, 2005, 11% in the year ended December 31, 2004 and 8% in the year ended December 31, 2003. In addition, we derived 7% of total pay television net revenue in the year ended December 31, 2005, 5% in the year ended December 31, 2004 and 9% in the year ended December 31, 2003 from other sources, including production services, management and other fees for services we provide to third parties. A portion of the revenues discussed herein relate to revenues derived from related parties (see Item 7.B. “Related Party Transactions”).
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
     Our channels are distributed by more than 1,100 pay television operators in Ibero America. These operators include, among others, DIRECTV Latin America, CableVisión (Argentina), Multicanal (Argentina), Digital Plus (Spain), Sky Latin America, Net Brasil (Brazil), PT Conteudos (Portugal), Cablevisión (Mexico), VTR (Chile) and Intercable (Venezuela). Our five largest pay television distributors accounted for 40% of total pay television net revenue for the year ended December 31, 2005, and DIRECTV Latin America, our largest pay television distributor, accounted for 22% of total pay television revenues for the year ended December 31, 2005. See Item 3.D. “Risk Factors — As a result of the DIRECTV Latin America business combination with Sky Latin America and our resulting loss of most of our subscriber base in Mexico and Brazil, as well as the renegotiation of our premium and basic channel distribution agreements with DIRECTV Latin America, we expect to experience a significant reduction in our DIRECTV revenues in 2006 compared to 2005” and “— We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.”
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
     For the year ended December 31, 2005, our channels sold advertising to 358 advertisers. In the year ended December 31, 2005, our top ten advertisers accounted for approximately 38% of our pay television advertising revenues. Our strongest advertising sales were made for the Space channel, which accounted for 33% of pay television advertising revenue in the year ended December 31, 2005.
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
Programming Sources — Basic channels
     Our programming library includes licensed programming, owned films, original productions and other programming totaling approximately 11,700 hours. Approximately 9,800 hours are currently in our possession and 1,900 hours are to be delivered pursuant to contracts with suppliers.

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
     Licensed Programming. We have exhibition rights from third-party programmers totaling approximately 8,700 hours of programming. These rights include approximately 2,600 films, representing approximately 5,200 hours of programming, which allows channels such as Space and I.Sat to air programming with less repetition than many of their competitors. The remaining 3,500 hours of programming consist of approximately 4,500 television series episodes and documentaries, allowing Retro and Infinito not to repeat its episodes of any series or documentary for up to one year. Our exhibition rights also include sports and music entertainment events.
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
     Since November 2001, we have controlled the distribution and advertising sales rights for Latin America of FTV. Under an agreement with FTV Paris, we develop original content featuring local celebrities and brands to customize the channel to the preferences of the local markets. As part of the agreement with FTV Paris, we license on an exclusive basis for our region the content, formats and programming library owned or licensed by FTV Paris for the fashion channels that FTV distributes internationally.
     We have entered into programming agreements with key providers of high-quality programming, including Sony Pictures Corp., Warner, Paramount Pictures, MGM, BBC, CHUM Limited, and FTV Paris. We believe that our relationships with pay television programming suppliers are good.
     Owned Programming. We own approximately 491 classic Argentine films, totaling approximately 1,000 programming hours, including the San Miguel film library and films from the Lumiton film library that we purchased. Many of these films date from the golden age of Argentine filmmaking in the 1940s and 1950s.
     We own a substantial amount of programming originally produced for the channels, including approximately 2,000 hours of original programming recently produced for Infinito and Fashion TV, as well as boxing and film commentaries produced to air on Space and concert and film commentaries produced for MuchMusic Argentina and I.Sat. We also own certain brief lead-in programming that we produce relating to much of our film library and other interstitial programming material.
Playboy TV Latin America Joint Venture
     Playboy TV Latin America, a joint venture 81% owned by us and 19% owned by an affiliate of Playboy Enterprises, Inc., owns, operates and distributes Playboy TV, Venus, the G Channel and Private throughout Latin America, Spain, and Portugal. In 1999, an affiliate of Playboy Enterprises, Inc. and an affiliate of the Cisneros Group created Playboy TV International LLC, a joint venture to own and operate Playboy TV networks outside of the United States and Canada.
     In December 2002, we negotiated a restructuring of our relationship with Playboy Enterprises, Inc. As a result of the restructuring, we:
•	transferred our 80.1% interest in Playboy TV International (outside of Latin America, Spain and Portugal) to Playboy Enterprises, Inc.;

•	contributed the Venus channel to Playboy TV Latin America;

•	transferred all of our preferred shares of Playboy.com, Inc. to Playboy Enterprises, Inc;

•	were released from our capital commitments to Playboy TV International; and

•	revised the terms for our continued relationship in Latin America, Spain and Portugal by retaining through a wholly-owned subsidiary an 81% interest in Playboy TV Latin America and now controlling the management of this joint venture.
     As a result of the restructuring, we began to consolidate the Playboy TV Latin America operations into our pay television division, in December 2002. Under the existing Playboy TV Latin America joint venture, Playboy Enterprises has an option to buy up to 49.9% of the joint venture at any time prior to December 2012. In addition, Playboy Enterprises has an option to buy the remaining

50.1% of the joint venture during the one-year period from December 23, 2007 to December 23, 2008, provided that the 49.9% option has been exercised. Both options are at the fair market value at the time of exercise. Consequently, we now operate all adult content operations under the Playboy TV Latin America joint venture. An affiliate of Playboy Enterprises, Inc. distributes the Playboy TV Latin America programs in the U.S. Hispanic market for a 20% distribution fee to our joint venture.
     As part of the restructuring, an affiliate of Playboy Enterprises, Inc. agreed to exclusively license to Playboy TV Latin America its entire Playboy television programming library which was in existence as of March 31, 2002 consisting of approximately 12,500 hours of Playboy original programming, licensed movies, and other shows. The program supply agreement also requires an affiliate of Playboy Enterprises, Inc. to license exclusively all new programs produced to Playboy TV Latin America each year, subject to a certain minimum number of program hours. In exchange for these rights, Playboy TV Latin America must pay an affiliate of Playboy Enterprises, Inc. 17.5% of the net revenues from the distribution of these programs, with a guaranteed annual minimum of U.S. $4.0 million, subject to annual increases equal to the consumer price index in the United States. Program license fees amounted to U.S. $4.0 million, U.S. $4.1 million and U.S. $4.2 million for the years ended December 31, 2003, 2004 and 2005, respectively, and were classified as Product, content and technology expenses in the accompanying income statements. Playboy TV Latin America has an exclusive from Playboy.com until August 31, 2008 to distribute Playboy.com’s library content on Spanish wireless platforms in Latin America excluding Brazil. Playboy TV Latin America pays a royalty to Playboy.com equal to 50% of the net revenues generated from the exploitation of the wireless rights.
     On May 26, 2005 Playboy TV Latin America entered into an agreement with Fraserside Holdings Ltd., an international producer of adult content under the Private brand, pursuant to which Playboy TV Latin America licensed the Private brand and library to produce, operate and distribute adult channels branded Private in Latin America. Playboy TV Latin America pays Private 50% of the net revenues generated from the exploitation of the Private channels.
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
Digital Latin America
     Digital Latin America, LLC offers a digital programming solution to cable companies by operating a digital network through satellite transmission, including an interactive programming guide, digital music offerings and pay-per-view Hollywood movies. Digital Latin America reached 462,000 subscribers as of December 31, 2005. On October 29, 2004 Claxson purchased a 48% equity interest in DLA Holdings, Inc., the newly formed holding company of Digital Latin America. Claxson obtained its equity interest in DLA Holdings in exchange for U.S.$3.4 million in funds and an agreement to provide services of up to an aggregate of U.S.$3.0 million (including satellite space, playout of Digital Latin America’s channels and back-office support) over three years. Concurrently with this transaction, Hicks Muse purchased 830,259 newly-issued Class A Common Shares of Claxson. Hicks Muse owns 38% of the equity interests of DLA Holdings. An affiliate of Motorola owns the other equity interests of DLA Holdings.
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
Market Overview
     Our broadcast radio business is presently concentrated in Chile. The advertising market in Chile is seasonal, with advertising expenditures increasing throughout the year and peaking in the fourth quarter when consumer expenditures reach their peak.
     Radio Chile owns and/or operates eight centrally programmed radio networks, namely Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit , and Imagina , six of which were among the top ten ranked radio networks during 2005 in Santiago. The Radio Chile networks deploy a variety of programming formats designed to increase Radio Chile’s market share and to present a wide range of options to advertisers. We believe that our variety of programming formats makes Radio Chile less susceptible to changes in listening preferences than networks focused on a single segment.
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
     Radio Chile’s eight radio networks had a combined 38.7% audience share in the Santiago market for the period from January through December 2005. The following table presents the rank and audience share in Santiago for each Radio Chile radio network for the periods indicated.

	2005	Rank	2004	Rank	2003	Rank
FM Dos	6.1	3	6.2	1	5.4	5
Pudahuel FM	5.6	4	5.6	3	6.3	1
Corazón	6.3	1	5.5	4	5.8	3
Rock & Pop	5.0	5	4.7	7	4.8	7
FM Hit	4.9	6	4.3	9	4.3	10
Futuro	3.9	11	4.0	12	4.1	11
Imagina	4.7	7	3.6	13	2.5	19
Concierto	2.5	17	2.7	16	2.7	15

Total audience share	39.0%		36.6%		35.9%

Source: Ipsos Search Marketing Reports
     Radio Chile is a distant leader in audience share in Santiago, compared to the other radio groups that operate more than one network. The Bezanilla Group captures an 8% audience share with the operation of three networks and the Consorcio Radial de Chile (PRISA Group) has a 7% audience share with the operation of four networks.
     Radio Chile’s networks reach over 90% of Chile’s population in 28 cities through 142 FM concessions. Our three largest networks reach over 90% of the total population, two reach over 70% of the total population, and the rest reach between 40% and 70% of the total population depending on the concentration of the target market of each network. Radio Chile had U.S.$16.7 million and U.S.$22.1 million in revenue in 2004 and 2005, respectively, which accounted for an estimated 37% and 42% of the Chilean radio advertising market in 2004 and 2005, respectively.
     Radio Sarandi On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 ( Sarandi), AM 890 ( Sport), and FM 91.9 ( Music One, today known as Radio Disney ). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton and one of the beneficial owners of our Class F common shares, Guillermo Liberman (the owner of SLI.com), each owns a 25% equity interest in Sarandi. See Item 7.B. “Related Party Transactions.” We coordinate the programming and marketing strategy and manage the advertising sales and other operational matters of AM Sarandi and operate the Radio Disney station pursuant to a franchise agreement with an affiliate of Disney, while we sub-lease the AM Sport station to a third party. We have also negotiated an option with Sarandi, (see Item 7.B. “Related Party Transactions”) to acquire the company holding the Sarandi radio concession. Should we choose to exercise the option, the option price may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise and 50% of all amounts previously paid by us in lease monthly payments will be applied towards the option payment. As of the date of this annual report it is unlikely that we will exercise the option to acquire these radio stations. We believe, that the proposed structure for the lease transaction complies with Uruguayan laws and regulations that prohibit foreign (i.e., non-Uruguayan) ownership of broadcasting transmission licenses. However, no Uruguay regulatory authority has approved the terms and conditions of this agreement. In June, 2004 we commenced the operation of Radiofutura 91.1 FM station which we lease from a third party under a five-year contract.
BROADBAND AND INTERNET BUSINESS
     We created and launched El Sitio Digital Channel in the fourth quarter of 2001, with the first broadband operator in Argentina, one of the first concrete efforts in Latin America toward digital-age content production specifically developed for broadband. El Sitio Digital Channel offers features organized along three axes: video and audio streaming and pay per view; 2D and 3D multiplayer games; and a community engine that allows users to personalize their content. This interphase was specially designed to run in broadband platforms such as cable modem, ADSL, wireless and satellite (DirectPC). In addition, for a limited time we are offering users the option to acquire content by downloading it via a modern e-license system (digital right manager).
     Currently El Sitio Digital Channel is offering through Argentinean and Brazilian multiple system operators and telecommunication networks a wide range of content tailored to the interests of its target audience on a video-on-demand basis (e.g., family, news, sports and adult content) with own and third party brands such as Reuters, Foxsport, Playboy and Utilisima. El Sitio Digital Channel includes more then 2000 digitized videos — in AVH and DVD quality — Venus and Playboy TV clips for adults, Infinito documentaries, current events and information, MuchMusic music, its own radio, channels to upload personal videos and audio files, video tutorials and 2D community tools.
     During 2005 we continued the development of broadband and narrow band platform to sell originally produced and third party content, as well as improved our technology with respect to the digitalization of our content, including the development of a digital music store. Since September 2004, we have maintained an agreement with Microsoft Corporation pursuant to which the English and Spanish versions of Windows Media Player incorporate, El Sitio Digital Channel’s platform to distribute digital content. El Sitio Digital Channel continues strengthening its distribution through its relationship with Fibertel in Argentina and through a new agreement with Grupo Clarin for a digital music store as well as its relationships with Brazil Telecom and Chile.com for the license of our El Sitio Digital Channel broadband platform.
     Additionally, by the end of 2005 we restructured the broadband and Internet division and incorporated a new commercial and product management, strengthening our advertising sales force.
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
     During 2003, the Federal Broadcast Commission in Argentina enacted a resolution which was scheduled to become effective in April 2004 prohibiting commercial breaks during movie broadcasts on pay television. The Argentine Chamber of Satellite Programmers appealed the resolution and its application was suspended until December 2004. The Federal Broadcast Commission extended the suspension pending issuance of an opinion by the Treasury Attorney General. On August 25, 2005 the Treasury Attorney General issued a non binding legal opinion stating that local programmers may sell and broadcast up to 12 minutes of advertising per hour as long as they comply with certain minimum requirements regarding original produced and domestic programming. Thereafter, on October 12, 2005, the Federal Broadcast Commission in Argentina issued a new suspension of the application of the original resolution which is still in effect. Currently, under the interim rules set by the of the Federal Broadcast Commission as part of the suspension order, we may air up to three commercial breaks during any movie broadcast. If this resolution or a similar law becomes effective our advertising revenues from our film channels will be negatively affected.
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
Regulation of the Brazilian Pay Television Industry
     During 2002 the Brazilian government enacted and amended various regulations affecting the movie theater, home video and pay television industries. With respect to the Brazilian pay television industry, the regulations require cable and other pay television operators in Brazil to withhold 11% of the payments made to foreign programming providers, unless the programming providers elect to reinvest 3% of the revenues generated in Brazil in local productions. The programming provider must register before the National Film Agency, which we refer to as ANCINE, and the local cable operator must deposit such 3% in a bank account in Banco do Brazil. The foreign programming provider has 270 days to utilize such deposited funds for local production projects after which time any unused funds may be utilized by ANCINE.
     We have finalized the registration with ANCINE, opened a bank account in Banco do Brazil and our Brazilian pay television clients are withholding the required 3% of payments. Since its inception in early 2002, these regulations have undergone many modifications and further modifications in the future remain possible. If the regulations are further modified, it may affect our business.
     During 2005 ANCINE informed us that a new regulation was enacted, which became effective as of March 31, 2006, which requires all international programmers in Brazil to register commercials with ANCINE prior to their airing. Although we currently don’t derive advertising revenues in Brazil, this new regulation might affect our ability to sell advertising in the future in Brazil.
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
     Within the pay television industry, our channels compete with programming from Time Warner, Viacom, Liberty Media, Disney, News Corp., Globo and Televisa, among others. We compete with their channels for carriage on cable and satellite systems that have limited capacity. We also compete with these channels for viewers and advertising dollars based upon quality of programming, number of subscribers, ratings and subscriber demographics.
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

(2)	Operated through lease and co-management agreement
     D. Property, Plant and Equipment
Properties
     A description of the location and use and of our principal offices and facilities is set forth below.
Pay Television Facilities
     Our U.S. headquarters are located at 1550 Biscayne Boulevard, Miami, Florida. This facility occupies approximately 25,600 square feet of leased space. We sublease to third parties and affiliates approximately 40% of this space.
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
     In addition, we lease office space in Mexico and Brazil to support sales efforts to cable and direct-to-home operators in certain markets.
Broadcast Radio Facilities
     Radio Chile’s principal offices are located in Santiago, Chile, where we lease an office building containing approximately 1,600 square meters of office space. Radio Chile leases additional office space of 400 square meters in Santiago, Chile and either owns or leases a number of radio transmission towers throughout Chile.
     Radio Sarandi leases office space of approximately 600 square meters in Montevideo, Uruguay.
Item 4A. Unresolved Staff Comments
     Not Applicable
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes which accompany this Annual Report on Form 20-F and reflect the effects of the restatement of our previously issued financial statements described in Note 14 in the accompanying consolidated financial statements. In addition, the results of operations for 2003, 2004 and 2005 reflect the classification of Chilevision’s and the language conversion and international master recording traffic services of Claxson Playout, Inc.’s financial results as discontinued operations. See Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements.
     For information about the material weaknesses and reportable conditions identified in connection with this restatement and the steps we are taking to address the concerns raised, see Item 15. “Controls and Procedures”.
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
Critical Accounting Policies
     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. A summary of our significant accounting policies and judgments can be found in Note 2 to our consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of the company’s financial condition and results of operations that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain. These judgments and estimates often involve future events. Although we believe our estimates and assumptions are reasonable, they are based upon information available at the time of the valuations. Actual results may differ significantly from estimates under different assumptions or conditions. The following is a summary of critical accounting judgments and estimates and is based on our accounting practices in effect during 2005.
     Goodwill, Intangibles and Other Assets — In accordance with SFAS No. 142, we review the carrying value of goodwill on an annual basis. We measure fair value based on an evaluation of estimated future discounted cash flows, market comparisons, recent comparable transactions or a combination thereof. This evaluation considered several earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. Impairments, if any, are recognized when the fair value of goodwill is less than their carrying value. In 2003, as a result of our annual review, we recorded a goodwill impairment loss of U.S.$2.5 million related to our Pay Television segment and a goodwill impairment loss of U.S.$0.3 million related to our broadband and Internet segment. Annual valuations for the years 2004 and 2005 supported the recorded goodwill, and accordingly no impairment was necessary.
     Separable intangible assets that have finite useful lives, primarily consisting of broadcast and television licenses and trademarks, are amortized over their respective useful lives ranging from 5 to 30 years. The carrying value of intangible assets with finite useful lives are periodically reviewed for impairment when factors indicating impairment are present. In addition, we have broadcast licenses that have an indefinite life and accordingly are not amortized and are tested for impairment on an annual basis.
     Allowance for Doubtful Accounts Receivable — We carry accounts receivable at the amount we deem to be collectible. Accordingly, we provide allowances for accounts receivable deemed to be uncollectible based on our management’s estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivable that become uncollectible could differ from the estimated amount. Revenues are only recorded when future collectibility is reasonably assured.
     Programming Rights — Programming rights consist of the right to broadcast and distribute acquired or licensed television content and related rights and original programming. Acquired and licensed programming rights and the related obligations are recorded at gross contract prices. The cost is amortized on varying bases related to the licensed periods and anticipated usage of the programming. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, we reduce the carrying value of the related programming rights accordingly. Original programming is principally amortized using an accelerated amortization method over four years from the date it is first broadcasted. Original programming is stated at the lower of unamortized cost or estimated net realized value as determined on a specific identification basis. We believe that these policies conform to Statement of Position No. 00-2, “Accounting by Producers or Distributors of films”.
Recent Accounting Pronouncements
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), “Share Based Payment” (“SFAS 123 (R)”), which revises SFAS No. 123 “Accounting for Stock Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and is effective for public entities at the beginning of the first annual period beginning after June 15, 2005. SFAS 123 (R) requires that new, modified and unvested share based compensation costs be expensed based on the fair value of share-based payments granted to employees measured on the date of grant of the equity or liability instruments issued, and remeasured at the end of each reporting period only if cash settlement can be required outside the control of the company. Compensation costs will be recognized over the period that an employee provides services in exchange for the award (usually the vesting period). This statement can be applied prospectively. We adopted SFAS 123 (R) prospectively from January 1, 2006 and the adoption did not have a material impact on our results of operations or financial position.
     In December 2004, FASB also issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment to APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, replacing the exception from fair value measurement for nonmonetary exchanges of similar productive assets to nonmonetary exchanges of assets that do not have commercial substance (those that are not expected to significantly change the future cash flows of the entity as a result of the exchange). This statement shall be applied prospectively and is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on our results of operations or financial position.
     In March, 2005, the SEC released Staff Accounting Bulletin No. 107 “Share-Based Payment” (“SAB 107”), which expresses views of the SEC Staff regarding the application of SFAS No. 123 (R) “Share Based Payment”. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provides the SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. The adoption of SAB 107 did not have a material effect on our results of operations or financial position.
     In March 2005, FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, stating that the term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. As a result, a liability should be recognized and measured when sufficient information exists to make a reasonable estimate of the fair value of the obligation. This interpretation is effective prospectively for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on our results of operations or financial position.
     In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the potential impact, if any, from the adoption of FIN No. 48.
Contractual Obligations and Commercial Commitments
     The following table illustrates our contractual obligations and commercial commitments as of December 31, 2005. The debt obligations include accrued interest payable as of December 31, 2005:

	Less than	1-3	4-5	More than
	1 Year	Years	Years	5 Years
11% Senior Notes due 2005	$397	$—	$—	$—
8.75% Senior Notes due 2010	5,686	22,873	25,820	—
6.25% Senior Notes due 2013	46	90	90	2,438
Other Senior Notes	622	1,195	281	5
Syndicated bank facility	3,964	7,716	4,244	—
Convertible debentures	3,620	—	—	—
Other long-term debt	387	630	1,675	—
Operating leases	4,105	6,461	5,360	1,786
Purchase obligations	15,862	11,400	9,658	10,246
Sublease agreements	(862)	(1,583)	(577)	—
     Purchase obligations described in the chart above include payments under programming agreements for programming delivered or to be delivered in the future, including purchase obligations for future minimum annual license fees of US $4.2 million owed to Playboy Entertainment Group, Inc. as a result of the restructuring of our relationship with Playboy Enterprises, Inc.
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
Production Services
     Claxson Playout, Inc., formerly known as The Kitchen, Inc., one of our subsidiaries, provides playback program origination and post-production services to certain affiliated channels as well as to third parties. In addition, our In Jaus division provides creative services to third parties. We recognize production services revenues as work is performed.

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
Revenues from Related Parties
     Revenues derived from related parties are related to revenues described above.
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
     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation and amortization of production, post-production and other equipment, servers and other computer equipment, buildings, office furniture and leasehold improvements. Investments in property and equipment, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the improvement. Property and equipment is being depreciated and amortized, as the case may be as follows:
•	buildings 20 — 50 years;

•	computers, software and other equipment 3 — 10 years;

•	leasehold improvements 5 — 7 years; and

•	furniture, fixtures and other fixed assets 5 — 10 years.

     We also incur amortization expense related to the amortization of broadcast and radio licenses which are amortized over 30 years.
     Other Income (Expense). Other income (expense) consists primarily of foreign exchange income (loss) resulting from the effect of changes in the Argentine peso and Chilean peso exchange rates per U.S. dollar on our Argentine and Chilean based assets and liabilities denominated in U.S. dollars and the equity in earnings/losses from unconsolidated affiliates and related transactions. Other income (expense) also includes interest expense on our financial obligations, excluding the 8.75% Senior Notes due 2010, as well as other miscellaneous income and expense items. Other income (expense) does not include the interest expense of our 8.75% Senior Notes due 2010 as the total amount of such future interest was already included in the carrying amount of the debt in the determination of the gain on debt restructuring that we reported in 2002. Therefore, as interest on the notes is paid, the debt is reduced proportionately with no effect on our income statement. In addition, other income includes interest earned on our cash balances and to the preferred shares of DLA Holdings, Inc. Equity in earnings (losses) from unconsolidated affiliates and related transactions represents our proportionate share of the net income or loss of DMX Music Latin America for 2004 and 2005, as well as our proportionate share of net income or loss of Digital Latin America from November 1, 2004 to December 31, 2004 and for the calendar year 2005.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     The following table sets forth, for the periods indicated selected financial information for our pay television, broadcast radio, broadband and Internet businesses, and our corporate department. The results of operations in the following chart are affected by a 1% appreciation of the Argentine Peso and an 8% appreciation of the Chilean Peso in 2005 compared to 2004, against the U.S. dollar.

	Year Ended December 31,(1)
	2004					2005
	Broadband					Broadband
	Pay	Broadcast	and			Pay	Broadcast	and
	Television	Radio	Internet	Corporate	Total	Television	Radio	Internet	Corporate	Total
				(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$40,052	$—	$—	$—	$40,052	$45,697	$—	$—	$—	$45,697
Advertising	5,345	17,938	56	—	23,339	6,723	23,654	24	—	30,401
Production services	1,130	—	—	—	1,130	1,693	—	—	—	1,693
Other	1,301	165	44	50	1,560	2,026	347	72	291	2,736

Total net revenues	47,828	18,103	100	50	66,081	56,139	24,001	96	291	80,527
Operating expenses:
Product, content and technology	19,436	5,470	368	604	25,878	22,761	7,333	174	418	30,686
Marketing and sales	7,975	4,266	188	402	12,831	8,418	6,188	395	452	15,453
Corporate and administration	9,323	2,144	189	3,145	14,801	8,914	3,407	235	3,735	16,291
Depreciation and amortization	2,960	1,739	7	—	4,706	2,126	1,885	—	—	4,011

Total operating expenses	39,694	13,619	752	4,151	58,216	42,219	18,813	804	4,605	66,441

Operating income (loss)	$8,134	$4,484	$(652)	$(4,101)	$7,865	$13,920	$5,188	$(708)	$(4,314)	$14,086

(1)	Each line item includes revenues and expenses from related parties.
Net Revenues
     Net revenues increased U.S.$14.4 million, or 22%, to U.S.$80.5 million in 2005 from U.S.$66.1 million in 2004. Approximately 57% of net revenues in 2005 was comprised of subscriber-based revenues compared to 61% in 2004. For 2004 and 2005, 25% and 23%, respectively, of net revenues were earned in Argentina, while Chile represented 29% and 31% of net revenues in 2004 and 2005, respectively.
     Pay television revenues increased U.S.$8.3 million, or 17%, to U.S.$56.1 million in 2005 from U.S.$47.8 million in 2004. Approximately 81% of pay television revenues in 2005 was comprised of subscriber-based fees, compared to 84% in 2004.

     Pay television subscriber-based fees increased U.S.$5.6 million, or 14%, to U.S.$45.7 million in 2005 from U.S.$40.1 million in 2004. This increase was primarily due to the increased distribution of our basic channels partially offset by a decrease in the average revenue per channel subscriber which decreased to $0.06 in 2005 from $0.07 in 2004. In 2006, we expect to experience a material decrease in our DIRECTV revenues compared to 2005, as a result of the subscriber base loss in Mexico and Brazil related to the Direct Latin America business combination with Sky Latin America and the lower per subscriber rates that we will receive as part of the renegotiation of our premium and basic channel distribution agreements with DIRECTV for the rest of the region. See Item 3. “Risk Factors.” Our plan is to offset this decrease in pay television subscriber-based fee revenues with an increase in distribution of our channels to third parties. For 2004 and 2005, 28% of pay television subscriber-based revenues were earned in Argentina.
     Advertising revenues increased U.S.$7.1 million, or 30%, to U.S.$30.4 million in 2005 from U.S.$23.3 million in 2004. This increase was primarily due to higher revenues in our broadcast radio division as a result of improved audience share as well as an increase in our pay television advertising revenues. Approximately 72% of advertising revenues were earned in Chile in 2004 and 2005.
     Pay television advertising revenues increased U.S.$1.4 million, or 26%, to U.S.$6.7 million in 2005, from U.S.$5.3 million in 2004. This increase resulted from an increase in Argentine Peso advertising spending in 2005 which enabled us to increase our prices as a result of the economic recovery in Argentina, our primary market for pay television advertising.
     Broadcast radio advertising revenues increased U.S.$5.7 million, or 32%, to U.S.$23.7 million in 2005, from U.S.$17.9 million in 2004. This increase is primarily due to increased rates for and sales of advertising as a result of increased audience share as well as the appreciation of the Chilean peso compared to the US dollar in 2005. Revenues from Radio Sarandi were U.S.$0.4 million higher in 2005 compared to 2004 as a result of the continued recovery of the advertising market in Uruguay and the launch of a nationwide network.
     Broadband and Internet advertising revenues were almost unchanged in 2005 compared to 2004.
     Production services revenues increased U.S.$0.6 million to U.S.$1.7 million in 2005, from U.S.$1.1 million in 2004. The increase is due to increased playback services provided to an affiliate, Digital Latin America, and third party clients.
     Other revenues increased U.S.$1.1 million, or 69%, to U.S.$2.7 million in 2005, from U.S.$1.6 million in 2004. The increase is principally attributable to U.S.$0.9 million as a result of the full year of services provided to Digital Latin America compared to two months in 2004, U.S.$0.3 million in increased licensing of programming, and U.S.$0.1 million from broadcast radio sale of compact discs and events.
Operating Expenses
Product, Content and Technology Expenses
     Product, content and technology expenses increased U.S.$4.8 million, or 19%, to U.S.$30.7 million in 2005 from U.S.$25.9 million in 2004. Product, content and technology expenses as a percentage of revenues decreased to 38% in 2005 from 39% in 2004.
     Product, content and technology expenses for pay television increased U.S.$3.4 million, or 18%, to U.S.$22.8 million in 2005 from U.S.$19.4 million in 2004. Product, content and technology expenses for pay television as a percentage of pay television revenues remained unchanged at 41%. The increase in these expenses is primarily due to a U.S.$0.9 million increase in amortization of programming as a result of the increase in original productions produced for Playboy TV Latin America that started amortizing in 2005, a U.S $1.2 million increase in technical expenses as a result of the need for additional satellite space to deliver the Playboy TV Latin America channel into Spain and the early cancellation of an uplink agreement as a result of the transfer of our US teleport to Argentina and a U.S $1.1 million increase in personnel expenses primarily as a result of (a) U.S.$0.5 million in increased personnel for the provision of services to our affiliate Digital Latin America as well as to provide increased services to third parties in our US playout facilities, (b) an increase in bonuses in the amount of U.S.$0.3 million given in 2005 to our employees and (c) expenses of U.S.$0.3 million resulting from the rationalization of our pay television creative department.
     Product, content and technology expenses for broadcast radio increased U.S.$1.9 million, or 34%, to U.S.$7.3 million in 2005, from U.S.$5.4 million in 2004. Product, content and technology expenses for broadcast radio increased as a percentage of broadcast radio revenues to 31% in 2005 from 30% in 2004. The increase in product, content and technology expenses is primarily attributable to the appreciation of the Chilean currency in an amount of U.S.$0.4 million, a U.S.$1.1 million increase in personnel expenses in Chile and U.S.$0.4 million in increased expenses in Sarandi as a result of the launch of a nationwide network.
     Product, content and technology expenses for broadband and Internet decreased U.S.$0.2 million, to U.S.$0.2 million in 2005 from U.S.$0.4 million in 2004. The decrease is attributable to the elimination of certain service offerings.
Marketing and Sales Expenses
     Marketing and sales expenses increased U.S.$2.7 million, or 20%, to U.S.$15.5 million in 2005 from U.S.$12.8 million in 2004. Marketing and sales expenses as a percentage of net revenues remained unchanged at 19%.
     Pay television marketing and sales expenses increased U.S.$0.4 million, or 6%, to U.S.$8.4 million in 2005, from U.S.$8.0 million in 2004. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 17% in 2004 to 15% in 2005. The overall increase was primarily due to a U.S.$0.3 million increase in marketing expenses for our basic channels and a U.S.$0.4 million in increased selling expenses primarily due to increased withholding tax expenses related to Playboy TV Latin America partially offset by the reduction of U.S.$0.4 million of expenses in selling as a result of personnel rationalization and the closing of our Bahamas office.
     Marketing and sales expenses for broadcast radio increased U.S.$1.9 million, or 45%, to U.S.$6.2 million in 2005, from U.S.$4.3 million in 2004. Marketing and sales expenses for broadcast radio as a percentage of broadcast radio revenues increased to 26% in 2005 compared to 24% in 2004. The increase is primarily attributable to a U.S.$0.4 million increase in the selling expenses and provision for uncollectible accounts receivable, a U.S.$0.9 million in increased selling personnel expenses to support our increase in revenues, a U.S.$0.4 million increase in marketing expenses for our Chilean radio as part of our efforts to maintain and increase ratings and market share, and increased marketing and sales expenses for Radio Sarandi of U.S.$0.1 million.
     Marketing and sales expenses for broadband and Internet increased U.S.$0.2 million in 2005 to U.S.$0.4 million from U.S.$0.2 million in 2004. The increase is related to our increased focus on marketing and sales to promote the new services.
Corporate and Administration Expenses
     Corporate and administration expenses increased U.S.$1.5 million, or 10%, to U.S.$16.3 million in 2005 from U.S.$14.8 million in 2004. Corporate and administration expenses as a percentage of net revenues decreased to 20% for 2005 compared to 22% in 2004.
     Corporate and administrative expense for pay television decreased U.S.$0.4 million, or 4%, to U.S.$8.9 million in 2005 from U.S.$9.3 million in 2004. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 16% for 2005 compared to 19% in 2004. The decrease in corporate and administration expenses for pay television was primarily attributable to a U.S.$0.4 million net decrease in personnel expenses in the U.S. as part of our continued rationalization of our operations.
     Corporate and administrative expenses for broadcast radio increased U.S.$1.3 million, or 62%, to U.S.$3.4 million in 2005 from U.S.$2.1 million in 2004. Corporate and administration expenses for broadcast radio as a percentage of broadcast radio net revenues increased to 14% for 2005 compared to 12% in 2004. The increase in corporate and administrative expenses for broadcast radio is primarily attributable to increased expenses in Chile in personnel in order to support the increase in revenue and the loss of administrative synergy with Chilevision, as well as legal fees related to the restructuring of our corporate structure. In addition, U.S.$0.3 million is explained by increased expenses of Radio Sarandi.
     Corporate and administrative expenses for broadband and Internet remained unchanged at U.S.$0.2 million in 2005 and 2004.
     Expenses at the corporate level increased U.S.$0.6 million to U.S.$3.7 million in 2005 from U.S.$3.1 million in 2004. The increase is primarily attributable to a one-time decrease of U.S.$0.8 million in 2004 due to the elimination of certain unpaid director fees as a result of the renewal of an advisory services contract with the Cisneros Group, Hicks Muse and the Founders, which did not affect 2005.
Depreciation and Amortization
     Depreciation and amortization expenses decreased U.S.$0.7 million, or 15%, to U.S.$4.0 million in 2005 from U.S.$4.7 million in 2004. Depreciation and amortization expenses as a percentage of net revenues decreased to 5% in 2005 from 7% in 2004. The decrease is primarily due to the end of the depreciation life of certain decoder, computer and software equipment in 2004.
Other Income (Expense)
     Other income (expense), which principally consists of net foreign currency exchange loss, interest expense, interest income, equity in earnings (losses) from unconsolidated affiliates and related transactions and other miscellaneous income (expenses) decreased U.S.$2.5 million from net expenses of U.S.$1.1 million in 2004 to net expenses of U.S.$3.6 million in 2005. This increase in other expenses resulted primarily from an increase of $0.9 million in foreign currency exchange loss of U.S.$1.1 million in 2005 compared to a foreign exchange loss of U.S.$0.2 million in 2004 and from equity in earnings (losses) from unconsolidated affiliates and related transactions. Our share of income from unconsolidated affiliates decreased U.S.$2.8 million to a loss of U.S.$2.6 million in 2005 from a share of gain of U.S.$0.2 million in 2004. The decrease is due to our inclusion of DLA Holdings, Inc.’s losses in other expenses for a full year in 2005 compared to only two full months in 2004 due to the acquisition of DLA Holdings, Inc. in October 2004.
     Provision for Income Taxes
     Provision for income taxes for the year 2005 was U.S. $1.6 million compared to U.S. $1.9 million for 2004. The decrease is principally the result of the decrease in our pre-tax income in certain taxable jurisdictions.
     Discontinued Operations
     Discontinued operations represent the net income of our broadcast television division, Chilevision, which we sold in April 2005 as well as the language conversion and international traffic operations of Claxson Playout, Inc. (formerly known as The Kitchen Inc) which we sold in May 2005. For the proportionate period of 2005, Chilevision had a net loss of U.S.$2.1 million and the language conversion and international traffic operations of Claxson Playout, Inc. had net losses of U.S.$0.7 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     The following table sets forth, for the periods indicated selected financial information for our pay television, broadcast radio, broadband and Internet businesses, and our corporate department. The results of operations in the following chart are affected by a 2% depreciation of the Argentine Peso and a 5% appreciation of the Chilean Peso in 2004 compared to 2003, against the U.S. dollar.

	Year Ended December 31,(1)
	2003					2004
			Broadband					Broadband
	Pay	Broadcast	and			Pay	Broadcast	and
	Television	Radio	Internet	Corporate	Total	Television	Radio	Internet	Corporate	Total
	(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$38,922	$—	$10	$—	$38,932	$40,052	$—	$—	$—	$40,052
Advertising	3,857	14,601	73	—	18,531	5,345	17,938	56	—	23,339
Production services	1,652	—	—	—	1,652	1,130	—	—	—	1,130
Other	2,385	—	95	—	2,480	1,301	165	44	50	1,560

Total net revenues	46,816	14,601	178	—	61,595	47,828	18,103	100	50	66,081
Operating expenses:
Product, content and technology	15,737	4,401	1,016	213	21,367	19,436	5,470	368	604	25,878
Marketing and sales	6,220	2,513	50	355	9,138	7,975	4,266	188	402	12,831
Corporate and administration	10,143	1,769	413	4,286	16,611	9,323	2,144	189	3,145	14,801
Depreciation and amortization	3,141	1,499	6	178	4,824	2,960	1,739	7	—	4,706
Impairment of Goodwill	2,479	—	279	—	2,758	—	—	—	—	—

Total operating expenses	37,720	10,182	1,764	5,032	54,698	39,694	13,619	752	4,151	58,216

Operating income (loss)	$9,096	$4,419	$(1,586)	$(5,032)	$6,897	$8,134	$4,484	$(652)	$(4,101)	$7,865

(1)	Each line item includes revenues and expenses from related parties.
Net Revenues
     Net revenues increased U.S.$4.5 million, or 7%, to U.S.$66.1 million in 2004 from U.S.$61.6 million in 2003. Approximately 61% of net revenues in 2004 was comprised of subscriber-based revenues. For 2003 and 2004, 25% and 25% of net revenues were earned in Argentina, while Chile represented 26% and 29% of net revenues in 2003 and 2004, respectively.
     Pay television revenues increased U.S.$1.0 million, or 2%, to U.S.$47.8 million in 2004 from U.S.$46.8 million in 2003. Approximately 84% of pay television revenues in 2004 was comprised of subscriber-based fees, compared to 83% in 2003.
     Pay television subscriber-based fees increased U.S.$1.1 million, or 3%, to U.S.$40.1 million in 2004 from U.S.$38.9 million in 2003. This increase was primarily due to the increased distribution of our basic channels as revenue per subscriber remained unchanged at U.S.$0.07. For 2003 and 2004, 28% and 28%, respectively, of pay television subscriber-based revenues were earned in Argentina.
     Advertising revenues increased U.S.$4.8 million, or 26%, to U.S.$23.3 million in 2004 from U.S.$18.5 million in 2003. Approximately 72% of advertising revenues were earned in Chile in 2003 and 2004.
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
     Broadband and Internet advertising revenues were almost unchanged in 2004 compared to 2003.

     Production services revenues decreased U.S.$0.5 million to U.S.$1.1 million in 2004, from U.S.$1.7 million in 2003 primarily as a result of the termination of services provided to Locomotion through December 2003.
     Other revenues decreased U.S.$0.9 million, or 37%, to U.S.$1.6 million in 2004, from U.S.$2.5 million in 2003. The decrease is principally attributable to the termination of the services provided to Locomotion through December 2003.
Operating Expenses
Product, Content and Technology Expenses
     Product, content and technology expenses increased U.S.$4.5 million, or 21%, to U.S.$25.9 million in 2004 from U.S.$21.4 million in 2003. Product, content and technology expenses as a percentage of revenues increased to 39% in 2004 from 35% in 2003.
     Product, content and technology expenses for pay television increased U.S.$3.7 million, or 24%, to U.S.$19.4 million in 2004 from U.S.$15.7 million in 2003. Product, content and technology expenses for pay television as a percentage of pay television revenues increased from 34% in 2003 to 41% in 2004. The increase in these expenses is primarily due to a U.S.$1.0 million increase in original production, primarily for the Infinito channel, a U.S.$0.9 million increase in amortization of programming as a result of increased investments in acquired programming, a U.S. $0.8 million increase in technical expenses as a result of the need for additional satellite space to deliver the Infinito channel into the U.S. Hispanic market and the Playboy TV Latin America channel into Spain, and a U.S.$0.8 million increase in personnel expenses for product and content primarily as a result of an increase in original production.
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
     Product, content and technology expenses for broadband and Internet decreased U.S.$0.6 million, to U.S.$0.4 million in 2004, from U.S.$1.0 million in 2003. The decrease is attributable to the elimination of certain service offerings.
Marketing and Sales Expenses
     Marketing and sales expenses increased U.S.$3.7 million, or 41%, to U.S.$12.8 million in 2004 from U.S.$9.1 million in 2003. Marketing and sales expenses as a percentage of net revenues increased to 19% in 2004, from 15% in 2003.
     Pay television marketing and sales expenses increased U.S.$1.8 million, or 28%, to U.S.$8.0 million in 2004, from U.S.$6.2 million in 2003. Marketing and sales expenses for pay television as a percentage of pay television revenues increased from 13% in 2003 to 17% in 2004. The overall increase was primarily due to a U.S.$0.8 million increase in marketing expenses, primarily spent on the relaunch of Playboy TV Latin America in the Spanish market, and U.S.$0.8 million in increased selling expenses primarily due to increased withholding tax expenses related to Playboy TV Latin America as a result of the transfer of our DIRECTV Latin America contracts to our local in country operating companies from the U.S. based company.
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
     Marketing and sales expenses for broadband and Internet represented U.S.$0.2 million for 2004, which reflects an increase in marketing activities to promote the new services compared to no marketing investment in 2003.
Corporate and Administration Expenses
     Corporate and administration expenses decreased U.S.$1.8 million, or 11%, to U.S.$14.8 million in 2004 from U.S.$16.6 million in 2003. Corporate and administration expenses as a percentage of net revenues decreased to 22% for 2004 compared to 27% in 2003.
     Corporate and administrative expense for pay television decreased U.S.$0.8 million, or 8%, to U.S.$9.3 million in 2004 from U.S.$10.1 million in 2003. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 19% for 2004 compared to 22% in 2003. The decrease in corporate and administration expenses for pay television was primarily attributable to a reduction of U.S.$0.6 million in infrastructure expenses in the U.S. operation as a result of the consolidation of the operations into one facility, as well as a U.S.$0.3 million decrease in personnel expenses in the U.S. as part of our continued rationalization of our operations.
     Corporate and administrative expenses for broadcast radio increased U.S.$0.3 million, or 17%, to U.S.$2.1 million in 2004 from U.S.$1.8 million in 2003. Corporate and administration expenses for broadcast radio as a percentage of broadcast radio net revenues remained unchanged at 12% for 2004 and 2003. The increase in corporate and administrative expenses for broadcast radio is primarily attributable to increased expenses in Chile to support the increase in revenues.
     Corporate and administrative expenses for broadband and Internet decreased U.S.$0.2 million, or 50%, to U.S.$0.2 million in 2004 from U.S.$0.4 million in 2003. The decrease in corporate and administration expenses for broadband and Internet was primarily attributable to the transfer of personnel and related expenses that were not specifically related to our Internet business from our Internet division to our pay television division.
     Finally, expenses at the corporate level decreased U.S.$1.1 million to U.S.$3.1 million in 2004 from U.S.$4.3 million in 2003. The decrease is primarily attributable to a decrease of U.S.$0.8 million due to the elimination of certain unpaid director fees as a result of the renewal of an advisory services contract with the Cisneros Group, Hicks Muse and the Founders, as well as continued cost reduction in other expenses.
Depreciation and Amortization
     Depreciation and amortization expenses decreased U.S.$0.1 million, or 2%, to U.S.$4.7 million in 2004 from U.S.$4.8 million in 2003. Depreciation and amortization expenses as a percentage of net revenues decreased to 7% in 2004 from 8% in 2003.
Other Income (Expense)
     Other income (expense), which principally consists of foreign currency exchange loss, net, interest expense, interest income, equity in earnings (losses) from unconsolidated affiliates and related transactions and other miscellaneous income (expenses) consisted of net expenses of U.S.$1.1 million in 2004 compared with other income of U.S.$5.1 million in 2003. This change resulted primarily from a foreign currency exchange loss of U.S.$0.2 million in 2004 compared to a foreign currency exchange gain of U.S.$8.5 million in 2003, due primarily to the stabilization of the exchange rate of the Argentine Peso against the U.S. dollar in 2004 and equity in earnings (losses) from unconsolidated affiliates and related transactions. For 2004, in addition to our interest in DMX MUSIC Latin America, income from unconsolidated affiliates included our proportionate share of the net income or loss of DLA Holdings, Inc. Our share of income from unconsolidated affiliates decreased U.S.$0.2 million to U.S.$0.2 million in 2004 from U.S.$0.4 million in 2003. The decrease is due to our investment in DLA Holdings, Inc in October of 2004 that had net losses.

Provision for Income Taxes
     Provision for income taxes for the year 2004 was U.S.$1.9 million compared to U.S.$2.9 million for 2003. The decrease is principally the result of the decrease in our pre-tax income as well as corporate tax restructuring performed during 2004.
Discontinued Operations
     Discontinued operations represent the net income of our broadcast television division, Chilevision, which we sold in April 2005 as well as the language conversion and international traffic operations of Claxson Playout, Inc. (formerly known as The Kitchen Inc) which we sold in May 2005. For the year ended December 31, 2004, Chilevision had net income of U.S.$3.1 million, a U.S.$2.4 million increase compared to net income of U.S.$0.7 million in 2003. The increase was primarily a result of an increased revenues due to increased ratings which enabled the channel to increase its prices. For the year ended December 31, 2004, the language conversion and international traffic operations of Claxson Playout, Inc. had a net loss of U.S.$1.6 million compared to a net loss of U.S.$1.8 million in 2003.
Liquidity and Capital Resources
     Our principal liquidity and capital resources needs in the future include the debt service on our outstanding debt, which will require principal and interest payments of approximately U.S.$14.7 million in 2006. We believe that our cash, cash equivalents and other working capital resources, will be sufficient to meet our capital resources and liquidity requirements through 2006.
     Our principal sources of liquidity and capital resources consist of our balance of cash and cash equivalents, cash from operations and, to lesser degree, debt financing.
     At December 31, 2005, we had total cash and cash equivalents of U.S.$25.1 million, as compared to U.S.$7.3 million at December 31, 2004.
     As of December 31, 2005, we had approximately U.S.$67.1 million in long-term debt and U.S.$14.7 million in short-term debt, as compared to U.S.$77.7 million in long-term debt and U.S.$8.2 million in short-term debt, at December 31, 2004. Our debt included U.S.$54.4 million under Claxson’s 8.75% Senior Notes due 2010 (which includes U.S.$13.0 million in future interest payments as required by accounting principles applicable to us due to the debt restructuring in 2002 of our 11% Senior Notes due 2005), U.S.$15.9 million under a syndicated bank facility payable through 2009, U.S.$2.7 million under Imagen’s 6.25% Senior Notes due 2013, U.S.$2.1 million in other Senior Notes, U.S.$3.6 million in convertible debentures and U.S.$2.7 million in other long term debt. The remaining U.S.$0.3 million principal amount of Imagen’s 11% Senior Notes due 2005 that are outstanding continue to be in default and are classified as short-term. The indenture for the 8.75% Senior Notes and the syndicated bank debt agreement restrict the ability of some of our operating subsidiaries from, among other things, incurring additional indebtedness and paying dividends.
     Cash flow provided by operating activities was U.S.$16.7 million in the twelve months ended December 31, 2005 compared to U.S.$4.1 million in 2004. The increase in cash flow provided by operating activities was primarily due to an increase in net income adjusted for non-cash items in 2005 compared to 2004, a U.S.$3.5 million increase in accounts payable as a result of increased expenses to support our increase in revenues as well as an increase in days payable for certain expenses, and a U.S.$6.3 million variance in due from related parties and other current assets as a result of the increase in Chilevision’s assets in 2004, which were recorded as assets held for sale, compared to no variance in 2005.
     Capital expenditures of U.S.$2.5 million were made in the twelve months ended December 31, 2005 primarily in connection with general equipment replacement and upgrades compared to U.S.$2.0 million in 2004. Cash provided by investing activities during the twelve months ended December 31, 2005 included U.S.$11.4 million from the sale of Chilevision and other assets, compared to U.S.$0.6 million from the sale of non-strategic assets in 2004. Investments made during 2005 included a U.S.$1.1 million investment in Digital Latin America compared to investments of U.S.$3.4 million in Digital Latin America made during 2004. In addition, in 2004, investments included U.S.$1.6 million related to the payment of certain capitalizable transaction costs related to the merger transaction.
     Cash used in financing activities during the year 2005 was U.S.$6.2 million as compared to cash provided by financing activities of U.S.$0.3 million for 2004. During 2005 we paid U.S.$6.3 million of principal payments under Radio Chile’s syndicated credit facility, Claxson’s 8.75% Senior Notes due 2010 as well as other miscellaneous debt. During the year 2004 we issued U.S.$3.5 million in convertible debentures due 2006, and obtained proceeds from the sale of common shares to shareholders of U.S.$ 3.4 million. In addition, in 2004 we paid dividends in the amount of U.S. $0.4 million to minority owners of a consolidated subsidiary.
Research and Development, Patents and Licenses, etc.
     Not Applicable
Trend Information
     For a description of the trends affecting our business see Item 3.D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects.”
Off Balance Sheet Arrangements
     As of December 31, 2005 and 2004, we did not have any material off-balance sheet arrangements.
Item 6. Directors, Senior Management and Employees
     A. Directors, Senior Management and Employees
     The following table presents the names of our members of the board of directors as of June 1, 2006, their ages, the date each member accepted office (the term of each director expires at the 2005 Annual Meeting):

Name	Age	Director Since
Roberto Vivo-Chaneton	53	September 21, 2001
Carlos Bardasano	61	September 21, 2001
Eric C. Neuman	62	September 21, 2001
Steven Bandel	53	April 7, 2006
Frank Feather	63	September 21, 2001
John A. Gavin	75	September 21, 2001
Gabriel Montoya	37	April 30, 2002
José Antonio Rìos	60	September 21, 2001
Emilio Romano	41	November 12, 2001
Ricardo Verdaguer	55	September 21, 2001
Luis Villanueva	49	April 30, 2002
Christina Vest	35	November 30, 2005
     Mr. Vivo-Chaneton is the chairman of the board of directors and Messrs. Bardasano and Neuman are vice chairmen of the board of directors.
     Each member of the board of directors serves for a period ending at each annual meeting of our shareholders, which generally will be held during the last quarter of each year.
Executive Officers
     The following table sets forth the names of each of our and our subsidiaries’ executive officers as of June 1, 2006, their ages, the position they hold in Claxson and the date of employment in said position:

\

			Current Position
Name	Age	Position	Held Since
Roberto Vivo-Chaneton	53	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	49	Chief Strategy Officer — Pay Television	January 1, 2006
José Antonio Ituarte	46	Chief Financial Officer	January 1, 2002
Amaya Ariztoy	38	General Counsel	September 21, 2001
Mariano Varela	38	Executive Vice President — Pay TV	December 1, 2005
Marcelo Zuñiga	56	Executive Director — Ibero American Radio Chile	August 30, 2002
Fernando Gaston	38	V.P. Film & Series, Music & Documentary Networks	December 1, 2005
     Executive officers are appointed by, and serve at the discretion of, our board of directors.
Biographical Information
Directors
     Roberto Vivo-Chaneton is our chairman of the board and chief executive officer. Mr. Vivo-Chaneton has been our chairman of the board and chief executive officer since 2001. Mr. Vivo-Chaneton was El Sitio’s co-founder and served as chairman of El Sitio’s board of directors from inception. Mr. Vivo-Chaneton holds degrees in Business Administration from Universidad Argentina de la Empresa and Macroeconomics from Institute Torcuato di Tella, both in Buenos Aires, Argentina.
     Carlos Bardasano is director and vice chairman of our board of directors. Mr. Bardasano joined the Cisneros Group of Companies 40 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies. Mr. Bardasano served as president and CEO of the Venevision Television Network from 1992 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, the first television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela. Mr. Bardasano has been appointed to our board of directors by our Class C common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
     Eric C. Neuman is director and vice chairman of our board of directors. Mr. Neuman has been a partner of HM Capital Partners (an affiliate of Hicks, Muse, Tate & Furst Incorporated) since January 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June 1998 and March 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Cablevision (Argentina), DirecPath, LLC and Grupo Multivision. He previously was a director of Chancellor Media, Media Capital, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Neuman has been appointed to our board of directors by our Class H common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
     Steven Bandel is President and Chief Operating Officer of the Cisneros Group since 2000. During his twenty-two year tenure with the Cisneros Group of Companies, Mr. Bandel has played an integral role in such organization, including serving as Chief Financial Officer; President of Multimarket, the Group’s former Investment Bank; Vice President of Finance for the Communications Division; Director Assistant to the Chairman and CEO; Vice President of Finance for the Information Technology Division; and as New Business Development Manager. Steven Bandel sits on the Board of Directors of Movida Communications, Inc. and Pueblo International in Puerto Rico, he sits on the Board of Directors of BrightStar Corp. He is also a Member of the Mayor’s International Council in Miami. Before assuming the titles of both President and Chief Operating Officer, Mr. Bandel served as Chief Operating Officer from 1992 to 2000. During this time, he oversaw the operations of Cisneros Group of

Companies worldwide. Steven Bandel holds a Master Degree in Business Administration with High Honors from the Institute of Advanced Management Studies (IESA), in Venezuela, and received his Bachelor Degree with High Honors in Electronic and Electrical Engineering from Stevens Institute of Technology in New Jersey. Mr. Bandel has been appointed to our board of directors by our Class C common shareholders. See Item 10.B. “Memorandum and Articles of Association-Voting Rights.”
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
     John A. Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. He is a Senior Counselor of Hicks Trans America Partners. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University. He has been appointed to our board of directors by our Class H common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
     Gabriel Montoya is vice president of the office of the chairman and chief executive officer of the Cisneros Group of Companies since May 2004. Prior to his current position, he was managing director, assistant to the President of the Cisneros Group of Companies. Previously, Mr. Montoya was director of new business development at the Cisneros Television Group. Previously, Mr. Montoya was corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela (1990) and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela (1993). Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela. Mr. Montoya has been appointed to our board of directors by our Class C common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
     José Antonio Ríos is chief administrative officer of Global Crossing resources, real estate, vendor management as well as the company’s international operations, and also serves as president of the company’s international operation covering the Americas, Europe and Asia. Mr. Ríos also serves as chairman of the board of Global Marine Systems Ltd, a unit of Global Crossing. Prior to joining Global Crossing, Mr. Ríos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Ríos was one of seven members of the corporate executive committee of Telefónica S.A. He has also served on the boards of over 30 companies within the Telefónica group. Mr. Ríos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Ríos was the founding president and chief executive officer of Galaxy Latin America™ where he was responsible for the planning, development and launch of DIRECTV™. Mr. Ríos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Ríos holds a degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela. Mr. Ríos has been appointed to our board of directors by our Class F common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
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
     Ricardo Verdaguer has served as chief executive officer of Impsat Fiber Networks since 1994. Mr. Verdaguer was co-founder of Impsat Argentina, where he served as President and CEO from April 1988 to February 1994. Impsat Fiber Networks, Inc. is a leading provider of fully integrated broadband data, Internet and voice telecommunications services in Latin America and the USA. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalúrgicas Pescarmona. He holds a Bachelor of Science degree in Engineering.
     Christina Vest has served on our board of directors since December 2005. Mrs. Vest is a Principal of HM Capital Partners LLC (an affiliate of Hicks, Muse, Tate & Furst Incorporated), a global private equity investment firm, which she first joined in February 1995. Mrs. Vest also serves on the boards of Ocular LCD, Inc., Digital Latin America, iParty Corp., and Fox PanAmerican Sports. She received her undergraduate degree from Harvard University and her M.B.A. from Harvard Business School. Mrs. Vest has been appointed to our Board of Directors by our Class H common shareholders. See Item 10.B. “Memorandum and Articles of Association – Voting Rights.”
     Luis Villanueva is the President and CEO of Venevision International LLC, a leading Spanish language entertainment company which engages in TV programming distribution and production, film distribution, music, theater and audiobooks, owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela. Mr. Villanueva has been appointed to our board of directors by our Class C common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
Executive Officers
     Ralph Haiek is our chief strategic officer. Until January 2006, Mr. Haiek was chief operating officer Pay-TV of Claxson. Mr. Haiek served as chief operating officer of the Cisneros Television Group (CTG) and senior vice president and general manager of CTG Music. Before joining CTG, Mr. Haiek founded MuchMusic Argentina, one of the leading music channels in Latin America. Mr. Haiek is a founding member of Promax Latin America and a member of the Latin Academy of Recording Arts and Sciences. He holds a Bachelors degree in Economics from Universidad de Buenos Aires and a Master of Business Administration from Instituto de Altos Estudios Empresariales (Universidad Austral) in Argentina. Mr. Haiek was given the 2003 Pay TV President of the Year Award at the INTE Awards held in Miami, an industry event that recognizes the best of the Spanish-speaking television industry.
     José Antonio Ituarte is our chief financial officer and Executive Vice President of broadband and Internet. Prior to these positions, Mr. Ituarte had served as Claxson’s chief staff officer, chief operating officer and general manager and chief financial officer at Ibero American Media Holdings Chile, one of our current subsidiaries. Before joining Ibero American, Mr. Ituarte spent almost a decade at Radio Pudahuel FM as strategic consultant and information technology specialist. Prior to that, he acted as consulting director for KPMG Peat Marwick. Additionally, Mr. Ituarte is a founding partner of ITC Consultores, a consulting firm that provides services to financial institutions, public service enterprises, and educational institutions. Mr. Ituarte holds a Bachelors degree in Computer Engineering with a Masters of Business Administration from Universidad Adolfo Ibañez in Chile.
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
     Mariano Varela serves as executive vice president of Claxson Pay TV since December 2005 and is in charge of the adult and Fashion TV channels as well as the Pay TV sales and marketing. Prior to his current position, Mr. Varela was Claxson’s vice president of corporate marketing from 2001 to 2005. Mr. Varela also served as vice president of marketing at El Sitio from 1999 to 2001. Before joining El Sitio, Mr. Varela spent almost 6 years (1994-1999) as a client services director & regional account director at Leo Burnett and an account manager for Young & Rubicam from 1992 to 1994. Mr. Varela holds a degree in Communications Sciences from Universidad del Salvador, Argentina.
     Fernando Gastón serves as vice president of Films & Series, Music and Documentaries network (Retro, Space, Isat, Infinito, Much Music and HTV) since December 2005. Prior to his current positions, Mr. Gastón served as the General Manager of the Film and Series channels from 2000 to 2005. Mr. Gastón also served as Original Production Manager (Southern Cone) for Cisneros Television Group from 1998 to1999. Mr. Gastón completed an Executive training program in Management at Universidad Torcuato Di Tella.
     B. Compensation
     Each independent director and up to one director appointed by each of Hicks Muse and the Cisneros Group who is not an employee of each respective organization and the Class F Common Shareholders is entitled to receive $40,000 annually for service on our board of directors, payable quarterly. The directors who received the annual compensation for the year ended December 31, 2005, were Messrs. Rios, Romano, Feather and Mr. Gavin. In addition, each member of the Audit Committee is entitled to receive an additional $10,000. All directors receive reimbursement for out-of-pocket expenses incurred in connection with our board of directors meetings.
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
     In the year ended December 31, 2005, the aggregate amount of compensation paid to our 2005 executive officers as a group was approximately U.S.$2,607,927. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.
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
Grant of Stock Options
     The chart below lists options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Business	Stock Options
Roberto Vivo	Corporate	403,565
Ralph Haiek	Pay TV	109,112
José Antonio Ituarte	Corporate	109,112
Leandro Feliz Añon*		12,800

*	As per employment separation and post employment consulting agreement.
     Except for options to purchase 218,227, 109,112 and 109,112 shares of Class A common stock held by Messrs. Vivo, Haiek and Ituarte, respectively, the exercise price is the average of the closing price for the five-day trading period beginning on January 17, 2002, the date of grant, which was U.S.$0.738, and are currently vested and exercisable. Options to purchase 218,227, 109,112 and 109,112 shares of Class A common shares held by Messrs. Vivo, Haiek and Ituarte, respectively, are exercisable at a price of $3.20 per share (the closing sales price of our stock for the date immediately preceding the date of grant), of which 60% are currently vested and exercisable and, as of the date of issuance of this annual report, 40% vest in February 2007. Except for Roberto Vivo’s options which are exercisable for 10 years from the date of grant, the options are exercisable for five years from the date of grant.
Grant of Restricted Shares to Cisneros Television Group Employees
     On January 17, 2001, we granted approximately 50,000 restricted Class A common shares to employees of the Cisneros Television Group and its affiliates, and all shares have since vested. These shares were issued in connection with the consummation of the merger transaction.
     C. Board Practices
Directors
     See Item 6.A. “Directors and Senior Management”.
Members of Management Body
     See Item 6.A. “Directors and Senior Management”.
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
     Upon termination of employment due to the non-renewal of the employment agreement by us, Mr. Vivo-Chaneton will receive a lump sum amount in cash equal to one year’s base salary plus a target bonus of 100% of the base salary, with vested share options remaining exercisable for a period of one year following such non-renewal. While employed and for a period of one year thereafter, Mr. Vivo-Chaneton will not compete with us or our subsidiaries. In the event of a future change in control, Mr. Vivo-Chaneton’s share options will become immediately vested and fully exercisable for the balance of the ten-year term of these options, except that if company performance targets have not been met at the time of the change in control, the options will be exercisable for a period of one year following the change in control, or such longer period as Mr. Vivo-Chaneton and the board of directors may agree. Notwithstanding this, Mr. Vivo’s existing options are currently fully vested and exercisable.

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
     The executive committee consists of three members as follows: (i) the chairman of the board and chief executive officer, (ii) one member appointed by Class C directors (directors elected by holders of the Class C common shares) and (iii) one member appointed by the Class H directors (directors elected by holders of the Class H common shares). All matters submitted to the executive committee must be decided by a unanimous vote of the members of the committee. In the event that a unanimous vote is not reached with respect to a material matter, then two of the members of the executive committee, acting jointly, may refer such matter to the board of directors.
Audit Committee
     The audit committee consists of Frank Feather, Ricardo Verdaguer and Emilio Romano (all of whom our Board of Directors have determined are independent) and José Antonio Ríos who was designated as a director by our Class F Shareholders). The audit committee:
•	is responsible for selecting and overseeing the engagement of our independent auditors;

•	reviews the results and scope of the audit and other services provided by our independent registered public accounting firm;

•	reviews our financial statements;

•	reviews and evaluates our internal control functions and financial reporting process; and

•	reviews and approves all related party transactions.
     The members of the committee are elected by our board of directors following each annual meeting of shareholders and will serve until their successors are duly elected and qualified or until their earlier resignation or removal.
Compensation Committee
     The compensation committee consists of Messrs. Feather, Verdaguer and Romano, the three independent directors, and Messrs. Bardasano, Neuman and Rios. The compensation committee makes recommendations to the board of directors regarding the following matters:
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

     D. Employees
     As of December 31, 2005, our consolidated businesses had an aggregate of 702 full-time employees. Our wholly owned pay television businesses had 413 full-time employees, of whom 42 worked in our Miami offices, 363 in our Buenos Aires offices, and 8 employees in our Mexico and Brazil offices. Our broadcast business had 245 full-time employees as of the same date, of whom 179 worked for Radio Chile and 66 worked for the Sarandi Radio Group.
     At December 31, 2005, our broadband and Internet business had 38 full-time employees.
     At December 31, 2005, our executive offices, comprised of the office of the chairman of the board and chief executive officer and the chief financial officer, had 6 full-time employees.
     As of December 31, 2005, our non-consolidated joint venture, DMX Music Latin America, had 6 full-time employees, and Digital Latin America had 5 full-time employees.
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
     Our subsidiary, Canal Joven S.A., which operated the MuchMusic channel in Argentina, was party to a statutory collective bargaining agreement, the terms of which are set forth in the National Collective Bargaining Agreement No. 131/75 (Convención Colectiva de Trabajo Nacional No. 131/75). Approximately 40 of Canal Joven’s employees were represented by the Argentine Television Union (Sindicato Argentino de Television) and were covered by the statutory collective bargaining agreement. On April 1, 2005 Canal Joven merged into Imagen Satelital and Imagen Satelital, as the surviving entity, became the employer of these employees, consequently these employees are now party to the Imagen private collective bargaining agreement
     We believe that our relations with our employees are generally good.
     E. Share Ownership
     See Item 6.B. “Compensation” and Item 7.A. “Major Shareholders”.
Item 7. Major Shareholders and Related Party Transactions
     A. Major Shareholders
Ownership of Major Shareholders
     The following table presents, as of August 31, 2006, the beneficial ownership of our Class A common shares by:
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

			Number
	Number of	Percentage of	of Class	Number	Number
	Class A	Class A	C	of Class F	of Class H
	Common	Common	Common	Common	Common
Beneficial Owner	Shares	Shares (%)(1)	Shares	Shares	Shares
1945 Carlton Investments LLC(2)(18)	4,178,846	20.2	1
1947 Carlyle Investments LLC(3)(18)	4,358,058	20.9	1
Ricardo J. Cisneros(4)(18)	4,358,058	20.9
Gustavo A. Cisneros(5)(18)	4,178,846	20.2
Hicks, Muse(6)(18)	7,770,708	37.9			1
Thomas O. Hicks(6)(18)	7,770,708	37.9
Militello Limited(18)(19)	—	*		1
SLI.com, Inc.(18)(19)	489,417	2.4		1
Tower Plus International(18)(19)	—	*		1
Roberto Vivo-Chaneton(7)(18)(19)	1,260,978	5.9		4
Carlos Bardasano (8)	5,000	*
Eric C. Neuman(9)	7,532	*
Steven Bindel	—	*
Gabriel Montoya (10)	5,865	*
John A. Gavin (11)	5,000	*
Ricardo Verdaguer(12)	5,000	*
Frank Feather (13)	5,000	*
José Antonio Ríos (14)	5,000	*
Emilio Romano (15)	5,000	*
Luis Villanueva	—	*
Christina Weaver Vest	—	*
Ralph Haiek(16)	235,028	1.1
José Antonio Ituarte (17)	146,628	*
Amaya Ariztoy	800	*
Mariano Julian Varela	2,433	*
Marcelo Zuniga	—	*
All directors and executive officers as a group (18 persons)	1,685,264	7.8
Kingdom Capital Management, LLC(20)	1,440,638	7.0

*	indicates less than 1%

(1)	Based on 20,486,463 shares of our Class A common shares outstanding as of June 15, 2006 and calculated according to Rule 13(d)-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights, or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 3,999,635 Class A common shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes convertible debentures issued to 1945 Carlton Investments, LLC that may be converted into 179,211 Class A common shares. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 3,999,635 Class A common shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes convertible debentures issued to 1947 Carlyle Investments, LLC that may be converted into 358,422 Class A common shares. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 3,999,635 Class A common shares owned by 1947 Carlyle Investments LLC. Includes convertible debentures issued to 1945 Carlton Investments, LLC that may be converted into 358,422 Class A common shares. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC.

(5)	Includes 3,999,635 Class A common shares owned by 1945 Carlton Investments LLC. Includes convertible debentures issued to 1945 Carlton Investments, LLC that may be converted into 179,211 Class A common shares. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments, LLC.

(6)	Includes:
·	5,589,525 Class A common shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

·	1,014,813 Class A common shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

·	830,259 Class A common shares held of record by Davivo International Ltd;

·	217,360 Class A common shares held of record by HMLA 1-SBS Coinvestors, L.P.;

·	107,945 Class A common shares held of record by HMTF Holdings;

·	508 Class A common shares held of record by Mr. Muse; and

·	Options to acquire 10,000 Class A common shares granted to Mr. Neuman and Mr. Clutterbuck under the Claxson 2001 Share Incentive Plan, which were assigned by Mr. Neuman and Mr. Clutterbuck to Hicks, Muse Co. Partners, L.P. on October 7, 2003, which are currently exercisable.

John R. Muse is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Muse may be deemed to be the beneficial owner of Class A common shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and

HMLA 1 — SBS Coinvestors, L.P. Mr. Muse, Jack D. Furst and Thomas O. Hicks are members of a three-person committee which exercises voting and dispositive and/or voting power over the shares held by Hicks Muse. No single member of the committee has dispositive and/or voting power over the shares held by Hicks Muse. As a result of the foregoing, each of Messrs. Muse, Furst and Hicks may be deemed to beneficially own all or a portion of the Class A common shares held by Hicks Muse as described above. Each of Messrs. Muse, Furst and Hicks disclaims the existence of a group and disclaims beneficial ownership of Class A common shares not owned of record by him.

(7)	Includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 316,274 shares of Class A common shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan which are currently exercisable. Includes convertible debentures issued to Mr. Vivo that may be converted into 462,963 Class A common shares.

(8)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Bardasano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(9)	Consists of 7,500 Class A common shares held directly by Mr. Neuman. Excludes options to acquire 5,000 shares of Class A common shares granted to Mr. Neuman under the Claxson 2001 Share Incentive Plan which are currently exercisable but were assigned to Hicks, Muse Co. Partners L.P. on October 7, 2003.

(10)	Includes options to acquire 5,000 Class A common shares granted to Mr. Montoya under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(11)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Gavin under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(12)	Consists of options to acquire 5,000 shares of Class A common shares granted to Mr. Verdaguer under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(13)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Feather under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(14)	Consists of options to acquire 5,000 Class A common shares granted to Mr. Rios under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(15)	Consist of options to acquire 5,000 Class A common shares granted to Mr. Romano under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(16)	Includes 7,400 Class A Common Shares held directly by Mr. Haiek. Includes 65,467 shares of Class A common shares granted to Mr. Haiek under the Claxson 2001 Share Incentive Plan which are currently exercisable. Includes convertible debentures issued to Mr. Haiek that may be converted into 77,161 Class A common shares.

(17)	Includes 65,467 shares of Class A common shares granted to Mr. Ituarte under the Claxson 2001 Share Incentive Plan which are currently exercisable. Includes convertible debentures issued to Mr. Ituarte that may be converted into 77,161 Class A common shares.

(18)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the board of directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(19)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

(20)	Kingdom Capital Management, LLC is the beneficial owner of 1,440,638 Class A common shares according to a Schedule 13G filed by such firm on February 13, 2006.
Voting
     See Item 10.B. “Memorandum and Articles of Association”.
     B. Related Party Transactions
     The following discussion presents related party transactions involving Claxson, 1945 Carlton/1947 Carlyle (Cisneros Group) and/or Hicks Muse, including their respective affiliates, and our executives/employees and directors for the period beginning January 1, 2004 through August 14, 2006.
     DIRECTV Latin America distributes all of our channels pursuant to distribution agreements. Members of the Cisneros Group of Companies own approximately 21% of DIRECTV Latin America which currently distributes the following channels on a pan-regional basis: Playboy TV, Spice Live, Venus, Infinito, MuchMusic, the DMX MUSIC Latin America channels, Retro, FTV, Cl@se and HTV and the pay-per-view channel, the G Channel. DIRECTV Latin America also distributes Space and I.Sat in the Southern Cone. The distribution agreements grant

DIRECTV Latin America the right to distribute our channels in certain Latin American markets in exchange for a per subscriber, local currency denominated license fee for our basic channels and a percentage of revenues for our premium channels. Our existing distribution agreements with DIRECTV Latin America for our premium channels expired in December 2004. Although the final agreements have not yet been executed, we have negotiated new terms for these agreements and have been operating under these terms since January 2005 which provide us with a lower revenue share percentage for our premium channels than previously received. In addition, our basic channels expired on December 31, 2005. We negotiated the renewal terms of these agreements with DIRECTV Latin America and are in the process of executing the agreements, but they include lower per subscriber rates than the prior contracts. Although such agreements are not executed yet, we have been operating under these terms since January 2006. As a result of the subscriber base loss in Mexico and Brazil related to the DIRECTV Latin America business combination with Sky Latin America and the lower per subscriber rates that we will receive as part of the renegotiation of our premium and basic channel distribution agreements with DIRECTV for the rest of the region, we currently expect to experience a a significant reduction in our DIRECTV revenues in 2006 compared to 2005. See Item 3.D. “Risk Factors — As a result of the DIRECTV Latin America business combination with Sky Latin America and our resulting loss of most of our subscriber base in Mexico and Brazil, as well as the renegotiation of our premium and basic channel distribution agreements with DIRECTV Latin America, we expect to experience a significant reduction in our DIRECTV revenues in 2006 compared to 2005” and “— We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.”
     Imagen Satelital and CableVisión S.A., a cable operator in Argentina, entered into an affiliation agreement effective as of January 1, 2004 through December 31, 2006. Funds affiliated with Hicks, Muse, Tate & Furst own approximately 50% of CableVisión. The distribution agreement provides for the distribution of the following channels: Space; I.Sat; Retro; Infinito; FTV; MuchMusic and Crónica for the basic tier; Playboy and Venus as a premium channels and pay-per-view service.
     In Venezuela, a number of Claxson’s pay television channels are distributed by Corporación Telemic S.A., which is also known as Intercable. A fund affiliated with Hicks Muse has a significant equity interest in Intercable. Due to the currency devaluation and foreign currency control system imposed in Venezuela, the parties renegotiated the license fees to be paid in local currency.
     In Argentina, Claxson distributes the following channels through Teledigital Cable S.A., an affiliate of Hicks Muse: Space; I.Sat; Infinito; MuchMusic; Retrochannel; HTV; FTV; Playboy and Venus. The current distribution agreement expires on March 1, 2007.
     For the years ended December 31, 2003, 2004 and 2005, we realized approximately U.S.$17.4 million, U.S.$17.4 million and U.S.$16.6 million, respectively, in aggregate revenues from our distribution agreements with DIRECTV Latin America, CableVisión, Intercable and Teledigital Cable S.A.
     On June 19, 2000, Playboy TV International entered into a program license agreement (as amended by letters dated July 27, 2001 and October 4, 2001) with Venevision International LLC, a member of the Cisneros Group, pursuant to which Venevision International distributes certain Playboy television programs on broadcast television in Latin America, Portugal and Spain. The license fee was U.S.$525,000 for programs aired from April 2003 to March 2004. This Agreement was assigned by Playboy TV International to Playboy TV Latin America effective as of April 1, 2002 as part of the Playboy TV Latin America restructuring. On December 31, 2004, Venevision International LLC and Venevision International Productions LLC, both members of the Cisneros Group, Playboy TV International LLC, an affiliate of Playboy Enterprises and Playboy TV Latin America, entered into a series of related agreements in order to set off and settle outstanding amounts due among themselves arising from the license agreement referred to above and the co-production agreement between Playboy TV International and Venevision International Productions LLC, resulting in a net amount due to Playboy TV Latin America of $333,000 payable by Playboy TV International and Venevision International throughout 2005. As of August 14, 2006, Venevision International owed Playboy TV Latin America $47,800.
     From time to time, Claxson Playout, Inc. (formerly known as the Kitchen), our post production facility in Miami provided post production services to Venevision International, a member of the Cisneros Group, for a fee negotiated on a case by case basis. Prior to our sale of Claxson Playout, Inc.’s dubbing and traffic business in May 2005, Claxson Playout, Inc. also used to provide dubbing services to Venevision International.
     A subsidiary of Claxson is the exclusive affiliate sales representative of Venevision Continental, a pay television channel that is wholly owned by members of the Cisneros Group. With the exception of DIRECTV Latin America, for which Claxson receives no commission, Claxson receives a commission for affiliate sales that ranges from 20% to 30% based on the amount of the revenues. In addition, Claxson sub-leases office and studio space to Venevision Continental and provides playout services. A subsidiary of Claxson is also the advertising sales representative of Venevision Continental.
     Effective January 1, 2003, Claxson sold the Cl@se channel to the Cisneros Group for U.S.$208,000. Simultaneously with the closing of this transaction, the parties entered into various agreements in order to set off and cancel the outstanding liabilities between Claxson and its subsidiaries on the one hand and the Cisneros Group and its affiliates on the other, resulting in Claxson owing U.S.$1,118,429 to the Cisneros Group. The parties also agreed that Cisneros Group and/or Cl@se were entitled to offset any fees, costs or expenses payable in connection with the services to be rendered by Claxson described below against that balance. Following the sale, Claxson provided the following services to Cl@se:
•	affiliate sales services for the representation of the Cl@se channel in sales to cable operators in Latin America in exchange for a 20% sales commission. Effective June 2004, Claxson ceased being the sales agent for Cl@se and limited its services to the provision of administrative sales support in exchange for a 5% commission based on sales.

•	certain management services for an annual fee until May 2005;

•	program origination, playback, signal distribution, satellite transponder, uplink and other technical services for an annual fee until May 2005; and

•	sublease of office space.
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
     On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi),

AM 890 (Sport), and FM 91.9 (Music One, today known as Radio Disney). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton and one of the beneficial owners of one of our Class F shares of common stock, Guillermo Liberman (the owner of SLI.com), each owns a 25% equity interest in Sarandi. We have also negotiated an option with Sarandi which would grant us the right to acquire the company holding the Sarandi radio concession. Should we choose to exercise the option, the option price may be paid, at our election, in cash and/or our Class A common shares, which will be valued at the market price of the shares at the time of exercise and all amounts previously paid by us in lease monthly payments will be applied towards the option payment. On August 1, 2003, we renegotiated the terms and conditions of the option and the lease and co-management agreement. Pursuant to these renegotiations, we reduced the original exercise price of the option by 50% (the ultimate option exercise price will depend on when it is exercised, ranging from U.S.$3,346,000 to U.S.$3,793,200) and reduced the monthly payments due under the lease and co-management agreement from U.S.$60,000 to U.S.$36,000. The option will expire on August 31, 2006. We recognized U.S.$432,000, U.S.$432,000 and U.S.$432,000 of expenses under this agreement in 2003, 2004 and 2005, respectively. As of the date of this annual report, it is unlikely that we will exercise this option.
     Claxson has agreed to pay certain advisory fees to 1945 Carlton/1947 Carlyle (our Class C shareholders), Hicks Muse (our Class H shareholders) and the El Sitio founders (our Class F shareholders) for so long as each such shareholder owns at least three percent of Claxson’s outstanding common shares during a three year term from September 21, 2001. Claxson is required to pay to each of 1945 Carlton/1947 Carlyle and Hicks Muse U.S.$150,000 per year and the El Sitio founders, as a group, U.S.$50,000 per year. On June 14, 2004, the disinterested directors of the Claxson board of directors approved the renewal of the existing advisory agreement for an additional 3 year term (from September 2004 through September 2007). Claxson approved this renewal in exchange for a waiver and termination of all unpaid and future director’s fees ($40,000 annually per director) for those directors designated by Hicks Muse and Cisneros Group, provided that the Cisneros Group and Hicks Muse are still entitled to designate up to one director that is not an employee of either company who will receive director fees for $40,000 per year. Hicks Muse designated Mr. Gavin as such director. We recognized U.S.$850,000, U.S.$100,000 and U.S.$510,000 of expenses under this agreement in 2003, 2004 and 2005, respectively.
     On June 21, 2004, our audit committee and the disinterested directors of our board approved the issuance of convertible debentures in an amount up to U.S.$5.0 million. On July 8, 2004, we executed agreements with Mr. Vivo-Chaneton (our Chairman and Chief Executive Officer), Mr. Haiek (our Pay Television Chief Strategy Officer) and Mr. Ituarte (our Chief Financial Officer) for the purchase of U.S.$2.0 million of convertible debentures. These convertible debentures may be converted to our Class A common shares at a conversion price of U.S.$3.24 per share (based on our average stock price for the five trading days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture at the conversion price. Each of Mr. Vivo-Chaneton, Mr. Haiek and Mr. Ituarte has exercised the conversion option.
     On September 16, 2004 the disinterested directors of our Board of Directors approved the terms for the issuance of convertible debentures to 1945 Carlton and 1947 Carlyle, members of the Cisneros Group, and on September 20, 2004 we executed agreements with 1945 Carlton and 1947 Carlyle for the issuance of U.S.$0.5 million and U.S.$1.0 million, respectively, of convertible debentures. These convertible debentures may be converted into our Class A common shares at a conversion price of U.S.$2.79 per share (based on our average stock price for the five trading days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture at the conversion price. Our total interest expense for the convertible debentures was U.S.$116,000 and U.S.$286,000 in 2004 and 2005, respectively. 1945 Carlton and 1947 Carlyle have elected to convert their respective debentures.
     Commencing on December 2003, our United States based office contracted local and long distance telephone services and internet connectivity services from Global Crossing Ltd. Mr. Jose A. Rios, a director of our board, is the president of international operations for Global Crossing Ltd. We recognized U.S.$49,000 and U.S.$46,000 in expenses under this agreement in 2004 and 2005, respectively.

     Since December 2001, Imagen Satelital receives connectivity services for nine connections among Claxson’s different locations and the Internet from IMPSAT Fiber Networks. Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, used to be a director of IMPSAT. Ricardo Vedaguer, a director of Claxson, is the president and chief executive officer of IMPSAT. We recognized U.S.$247,000 and U.S.$94,000 of expenses under these agreements in 2004 and 2005, respectively.
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
     After the closing of this transaction, the shareholders of DLA Holdings were: (i) Claxson with a 48% common equity interest; Hicks Muse with a 38.5% common equity interest; and an affiliate of Motorola with a 13.5% common equity interest. In addition, Claxson, Hicks Muse and the Motorola affiliate own 6,000,000, 417,038 and 750,000 preferred shares of DLA Holdings, respectively. Pursuant to the terms of a shareholder agreement executed by the equity holders of DLA Holdings, Claxson, Hicks Muse and the Motorola affiliate generally have the right to appoint two, two and one director(s), respectively, to the DLA Holdings board of directors.
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
     On December 30, 2004, Chilevision, Claxson Playout, Inc. (f/k/a The Kitchen) and Venevision International LLC, a member of the Cisneros Group, entered into an agreement in order to set off amounts due among themselves arising from (i) debt owed by Chilevision to Venevision for programming licenses; and (ii) debt owed by Venevision to Claxson Playout, Inc. (f/k/a The Kitchen) for dubbing services, resulting in a net amount due to Claxson Playout, Inc. of $106,000 payable by Venevision International LLC throughout 2005. Currently $26,392 remain outstanding.
     On January 19, 2005, Claxson Interactive Group Inc. entered into an agreement with Latino Cellular, LLC, a member of the Cisneros Group, for the distribution of certain of Claxson’s proprietary content throughout wireless operators in Latin America using different technologies, applications and/or networks, such as wap, sms, and mm’s. Latino Cellular, LLC and Claxson will share on a 50/50 basis the revenues collected from the carriers in connection with the distribution of such content. During 2005 we generated $48,000 in revenues from Latino Cellular.
     We currently sublease office space to Morida Communications, an affiliate of the Cisneros Group.
     On July 20, 2006 Claxson Playout, Inc., a subsidiary of Claxson, entered into a letter agreement with Venevision International Film Channel, LLC, an affiliate of the Cisneros Group, for the provision by Claxson of playout origination and satellite transmission services for two channel feeds during a two-year term, renewable for an additional two-year period, for a monthly fee of $58,000 payable by Venevision International Film Channel, LLC.
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
     In April 2003, we were advised that the global settlement discussions between the Lead Plaintiffs and our insurer (on El Sitio’s behalf) to resolve all of the plaintiffs’ claims against the 310 issuer defendants in the consolidated proceeding had reached an advanced stage. On May 16, 2003, the independent directors on our board of directors authorized our management to allow El Sitio to participate in the proposed settlement. Among other things, the proposed settlement would result in a broad release of claims against El Sitio, its officers and directors, and other issuers, and their officers and directors without a direct financial contribution by El Sitio. The proposed settlement would require El Sitio to assign to the plaintiffs certain claims it potentially could bring against its underwriters arising from its initial public offering, and to release or waive certain other legal rights it may have, including recovery of attorneys’ fees spent to date. The proposed settlement would not release claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The Court held a final approval hearing on the fairness of the proposed settlement in April 2006, and the settlement is pending court approval.
     Notwithstanding a possible settlement, Claxson believes that the allegations in the complaint relating to El Sitio and its directors and principal executive officers are without merit, and have retained counsel to vigorously defend El Sitio and its directors and principal executive officers in these cases if necessary.
     On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of our subsidiary, O Site Informatica Ltda., in a suit for taxes alleged to be due by O Site Entretenimientos Ltda. in the amount of $100,000 reals (approximately U.S.$43,000) for the period from September 1999 to September 2000. In the event the final court overturns the lower court, the Municipalidad do Sao Paulo might seek additional taxes with respect to other non forfeited periods (from 1999 through 2005) amounting to $1,846,000 Reals (approximately U.S.$788,000). We anticipate that this appeal will be dismissed and that the lower court ruling will be upheld.
     On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of one of our subsidiaries, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Cámara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. On June 25, 2002, Claxson was formally served with the summons and complaint in our executive offices in Buenos Aires, claiming U.S.$14 million in damages. We responded to the claim on August 2002 by requesting the judge to reject such claim. The discovery phase was completed during the second quarter of 2006. Currently the case is pending notification to the parties for each to present its respective closing arguments. In our opinion, also taking into account the position of our legal counsel, we believe New Yetem’s claims are without merit. Nonetheless, in the unlikely event New Yetem should prevail, we believe the actual damages are likely to be significantly lower than the U.S.$14 million claimed.
     On April 10, 2006, Claxson Chile, S.A., our Chilean subsidiary, was notified that the court granted an injunction on April 7, 2006 in favor of Bancard Inversiones Limitada pursuant to which Bancard Inversiones Limitada was permitted to withhold the balance of the purchase price for the sale of Chilevision of US$1.0 million that became due on April 14, 2006. On April 21, 2006, Bancard filed a lawsuit against Claxson Chile and Claxson Interactive Group Inc. pursuant to arbitration proceedings in Chile supporting the injunction petition alleging indemnifiable claims for up to US$917,921.76 based on alleged breaches of certain representations and warranties under the purchase agreement for the sale of Chilevision. On May 2, 2006, Bancard dismissed Claxson Interactive Group Inc. from the lawsuit, but continued with its claims against Claxson Chile, S.A. On May 26, 2006, Claxson Chile responded to the lawsuit denying Bancard’s alleged claims. On June 22, 2006, Bancard presented reply arguments to Claxson’s response. We believe all material claims are without merit and we intend to vigorously defend our position, including the release of the injunction.
     As of February 2005, DLA Holdings, Inc. a company in which Claxson has a 48% equity interest, is a party in a lawsuit with a private equity firm that was contracted in 2003 to find additional investors for DLA Holdings, Inc. The private equity firm has claimed that the reorganization described in Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements, is subject to a fee in the range of $350,000 to $1,500,000. DLA Holdings, Inc believes that it is not liable to the claimant.
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
     B. Significant Changes
     Item 5. “Operating and Financial Review and Prospects” as well as Note 14 in the accompanying consolidated financial statements describe the effects of the restatement of our previously issued financial statements that arose after April 4, 2006, the date we filed our Form 6-K with the Securities and Exchange Commission.
Item 9. The Offer and Listing
     A. Listing Details
     The following table sets forth, for the periods indicated, the reported high and low prices for our Class A common shares, as reported by Nasdaq for the Nasdaq National Market prior to June 12, 2001, by Nasdaq for the Nasdaq SmallCap Market from June 12, 2001 until December 17, 2002 and the OTC Bulletin Board thereafter.

Fiscal Year Ended	Sales Prices
December 31,	High	Low
2001	U.S.$3.2344	U.S.$1.4219
2002	1.4000	0.0600
2003	3.0500	0.1600
2004	6.3500	2.5000
2005	5.8000	3.1500

	Sales Prices
	High	Low
2004
First Quarter	U.S.$6.3500	U.S.$2.6000
Second Quarter	5.8000	2.5000
Third Quarter	4.5000	2.5500
Fourth Quarter	5.2600	3.5000

2005
First Quarter	U.S.$5.8000	U.S.$3.4500
Second Quarter	5.5000	3.7000
Third Quarter	4.7500	3.6500
Fourth Quarter	4.7500	3.1500

2006
First Quarter	U.S.$4.2500	U.S.$3.0500
Second Quarter	4.2500	3.5000
     The following table sets forth, for the most recent seven months, the high and low prices for the Class A common shares, as recorded by the OTC Bulletin Board.

	Sale Prices
	High	Low
July 2006	U.S.$4.4200	U.S.$3.6100
June 2006	4.2500	3.6100
May 2006	4.2500	3.6000
April 2006	3.9500	3.5000
March 2006	3.6000	3.2000
February 2006	4.0000	3.0500
January 2006	4.2500	3.6000
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
     Each of the classes of common share will be entitled, pari passu, to share pro rata in the surplus assets, in the event of a winding-up or dissolution of Claxson, whether voluntary or involuntary.
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
     C. Material Contracts
     We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.B. “Business Overview”, Item 7.B. “Related Party Transactions” or provided in the Exhibits to this Form 20-F.
     D. Exchange Controls
     There are currently no British Virgin Islands laws or regulations restricting the import or export of capital or affecting the payment of dividends or other distributions to shareholders who are non-residents of the British Virgin Islands.
     Some of our subsidiaries may be subject from time to time to exchange control laws and regulations that may limit or restrict the payment of dividends or distributions or other transfers of funds by those subsidiaries to us. The existing exchange control laws and regulations affecting our subsidiaries in Argentina and Chile have had and may continue to have a material adverse effect on our operations. Please refer to Item 11. “Quantitative and Qualitative Discussion About Market Risks” for further discussion on the exchange control laws and regulations in Argentina and Chile.
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
     For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Claxson Class A Common Share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder.
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
     Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Claxson Class A common share before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Claxson Class A common share will be a qualified dividend if (i) the Claxson Class A common shares are readily tradable on an established securities market in the United States, and (ii) Claxson was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. The Claxson Class A common shares are listed on the OTC Bulletin Board and thus currently do not qualify as readily tradable on an established securities market in the United States. The Internal Revenue Service has stated that it continues to consider whether, for future years, shares listed on the OTC Bulletin Board will qualify as readily tradable on an established securities market in the United States and whether any such qualification should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under Securities and Exchange Commission or exchange rules, or issuer disclosure of determinations regarding PFIC, FPHC or FIC status. Based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether, if the Claxson Class A common shares become readily tradable on an established securities market in the United States and otherwise qualify for the reduced tax rate on dividends, Claxson will be able to comply with them. Holders of Claxson Class A common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate.
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
     In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2011 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

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
Passive Foreign Investment Company Rules
     A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC for U.S. federal income tax purposes for its 2005 taxable year. However, because the determination of whether Claxson is a PFIC is based upon the composition of its income and assets from time to time, it is possible that Claxson will become a PFIC for any future taxable year.
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
     I. Subsidiary Information
     Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risks
     Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity and market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates. This section contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such a political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.
Interest Rate Sensitivity
     As of December 31, 2005, we had U.S.$81.8 million in total debt, U.S.$54.4 million due under our 8.75% senior notes due 2010 (U.S.$13.0 million of which represented future interest payments), U.S.$15.9 million under a subsidiary’s senior secured syndicated bank facility payable through 2009, U.S.$3.6 million due under convertible debentures due 2006, U.S.$0.4 million due under Imagen’s 11% senior notes due 2005, U.S.$2.7 million under Imagen’s 6.25% senior notes due 2013 and U.S.$4.8 million under various other debt obligations. The senior notes have a fixed interest rate and are denominated in U.S. dollars and the senior secured syndicated bank facility has a floating interest rate equal to the Chilean tasa activa bancaria, which is a published Chilean prime rate, plus 250 basis points. The senior secured syndicated bank facility is denominated in unidades de fomento, which is equivalent to the inflation adjusted Chilean Peso.
     We are exposed to changes in interest rates primarily as a result of our borrowing activities. We have interest rate exposure because of the credit facility debt balance. Such indebtedness is at a variable rate without corresponding variable rate assets and therefore a material increase in interest rates would significantly increase interest expense without offsetting interest income. Our actual interest rate risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. However, we do not believe such risk is material. We do not customarily use derivative instruments to adjust interest rate risk.
     For debt obligations, the following table presents principal cash flows and related fixed and weighted average interest rates by expected maturity dates. The following table presents relevant information relating to our long-term debt interest rate risk:

Twelve Months Ended

December 31,	2006	2007	2008	2009	2010	2011	2012	2013	Total	Fair Value
		(in thousands of U.S. dollars except percentages)
Long-Term Debt:

8.75% Senior Notes due 2010	$2,068	$6,203	$10,338	$10,338	$12,406	$—	$—	$—	$41,353	$37,218

Fixed U.S. Rate	8.75%	8.75%	8.75%	8.75%	8.75%	—	—	—

Syndicated Bank Facility	$3,858	$3,858	$3,858	$4,244	$—	$—	$—	$—	$15,818	$15,818

Average interest rate	4.34%	4.34%	4.34%	4.34%	—	—	—	—

Convertible Debentures	$3,500	$—	$—	$—	$—	$—	$—	$—	$3,500	$3,500

Fixed U.S. Rate	8.25%	—	—	—	—	—	—	—

6.25% Senior Notes due 2013	$—	$—	$—	$—	$—	$—	$1,150	$1,150	$2,300	$2,300

Fixed U.S. Rate	—	—	—	—	—	—	6.25%	6.25%

11% Senior Notes due 2005(1)	$255	$—	$—	$—	$—	$—	$—	$—	$255	$126

Fixed U.S. Rate	11%	—	—	—	—	—	—	—

Other	$986	$1,038	$767	$461	$1,489	$5	$—	$—	$4,746	$4,746

Average interest rate	7%	6%	5%	4%	4%	9%	—%	—%

Notes:

(1)	There is no market for these securities. Fair value is estimated based on a conversion of 55% of the fair price of the 8.75% Senior Notes due 2010, which represents the conversion rate at the time of exchange offer and consent solicitation.
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
     In Chile, the Chilean peso has been subject to large devaluation in the past, including a decrease of 9% in 2000, 17% in 2001, 9% in 2002, an appreciation of 17% in 2003, 10% in 2004 and 8% in 2005 and may be subject to significant fluctuations in the future. Our operations may be affected by the continuing fluctuations in exchange rates between the Chilean peso and the U.S. dollar.
     The following table summarizes our U.S. dollar monetary assets and liability exposure in foreign jurisdictions, including without limitation, Argentina, Chile, Brazil, Spain and Uruguay:

Monetary Assets and Liabilities Exposure
As of December 31, 2005
	Monetary	Monetary	Net
Country	Assets	Liabilities	Exposure
Argentina	$6,038	$11,800	$(5,762)
Chile	898	63	835
Other (1)	3,295	2,198	1,097

Total	$10,231	$14,061	$(3,830)

(1)	Primarily represents Brazil, Spain and Uruguay.
     We do not currently hedge against currency exchange transaction risks, nor do we use derivative financial instruments for speculative trading purposes. We could, however, in the future engage in hedging activities against specific foreign exchange transaction risks.
     Foreign exchange net losses during fiscal year 2005 were U.S.$1.1 million compared to U.S.$0.2 million in 2004. At December 31, 2005, we had the equivalent of approximately U.S.$10.8 million in Argentine peso-denominated receivables and investments, U.S.$12.4 million in Chilean peso-denominated receivables and investments and U.S.$12.0 million in dollar-denominated receivables and investments.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. As of June 15, 2006, U.S.$0.3 million of the remaining principal amount of the Old Notes had still not been exchanged nor have the holders made any request for payment.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable
Item 15. Controls and Procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
     Claxson is committed to maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports filed pursuant the Securities Exchange Act of 1934 (“the Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow for timely decisions regarding required disclosure.

     As of the end of the period covered by this annual report on Form 20-F, Claxson carried out an evaluation of disclosure controls and procedures under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act.
     As reported in Item 5. “Operating and Financial Review and Prospects” and Note 14 to our consolidated financial statements, we identified matters that resulted in adjustments that had a material effect on our financial reporting process. We determined we had (i) incorrectly recognized changes in value of an available for sale equity investment, (ii) incorrectly applied SFAS No. 95, Statements of Cash Flows, to restricted cash balances, dividends from unconsolidated affiliates and cash paid to minority owners of consolidated subsidiaries, (iii) incorrectly calculated the pro forma net income required by SFAS No. 123, (iv) incorrectly classified certain balance sheet and income statement items and (v) omitted disclosures of depreciation and amortization for each operating segment. Based upon an assessment of the impact of these errors in prior periods, Claxson has restated its previously issued financial statements for the fiscal years ended December 31, 2003 and 2004. Additionally, audit adjustments were necessary to present the 2005 financial statements in accordance with generally accepted accounting principles. Such adjustments are the result of material weaknesses in both the design and operation of our disclosure controls and procedures and the interpretation and application of generally accepted accounting principles. The material weaknesses are i) the lack of a formal communication process within the organization, specifically between the legal, finance and accounting departments, ii) lack of formal procedures to ensure timely review and supervision at the corporate level to serve as a monitoring control specifically with respect to monitoring the interpretation and application of generally accepted accounting principles, and iii) insufficient accounting policy and guidance at the subsidiary level. We believe that these matters constitute material weaknesses in internal control over financial reporting as defined in the standards established by the Public Company Accounting Oversight Board in Auditing Standard No. 2.
     Accordingly, based upon this evaluation as of December 31, 2005 the CEO and CFO concluded that Claxson ’s disclosure controls and procedures were ineffective as of December 31, 2005 due to the ineffectiveness of controls over financial reporting described above.
     To address the control weaknesses described above, Claxson performed additional analysis and other post-closing procedures designed to ensure that its restated consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Accordingly, management believes that the consolidated financial statements included in this 2005 Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for all the fiscal years presented.
Remediation Plans
     Although we believe we have taken appropriate steps to correct the errors identified and record the appropriate adjustments to the financial statements, we are currently implementing a remediation plan that includes new controls and procedures related to financial reporting. These controls include the following:
•	Adopting a more rigorous communication approach among our legal, finance and accounting departments at both corporate and subsidiaries levels, as well as external advisors, to allow proper identification and evaluation of non-routine and non-systematic transactions;

•	Implementing monitoring controls at a corporate level of adequate application of selected accounting policies;

•	Providing additional detailed accounting policy and procedures guidance for the identification of and accounting for complex or unusual transactions by the subsidiaries, including specific guidance on the proper application of U.S. GAAP.
     We are not required to provide a report by management assessing the effectiveness of our internal controls over financial reporting and we have not undertaken the kind of review of such controls that we would have been required to undertake if we were required to provide such a report.

     Management, including our CEO and CFO, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.
Changes in Internal Control Over Financial Reporting
     There were no changes in our internal controls over financial reporting that were identified in connection with the evaluation of our internal controls over financial reporting during the period covered by this annual report on Form 20-F that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
Item 16.
     A. Audit Committee Financial Expert
     Our board of directors has determined that Mr. Verdaguer qualifies as an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission and is “independent.” Since, we are not currently listed on any national securities exchange, in determining that Mr. Ríos is “independent,” our board of directors has relied on the independence requirements of the National Association of Securities Dealers Marketplace Rules.
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
     C. Principal Accountant Fees and Services
     Deloitte & Touche LLP audited our financial statements for the year ended December 31, 2004 and Deloitte & Co. S.R.L. audited our financial statements for the year ended December 31, 2005. The table below provides information concerning fees for which we were billed for the last two fiscal years for services rendered by Deloitte & Touche LLP and Deloitte & Co. S.R.L., respectively:

	Amount of Fees
Description of Fees	2005	2004
	(In thousands of U.S.
	Dollars)
Audit Fees	$496	$493
Audit-Related Fees	—	52
Tax Fees	97	257
All Other Fees	—	—

Total	$593	$802

     Audit Fees —These fees were primarily for professional services rendered by Deloitte & Touche LLP and Deloitte & Co. S.R.L. in connection with their audit of our annual consolidated financial statements and reviews of the consolidated financial statements included in our quarterly press releases for the first three fiscal quarters of our fiscal years ended December 31, 2005 and 2004. Those fees also include audits of subsidiaries and joint ventures which we consolidate, as well as review procedures and consents related to SEC, and other local filings.

     Audit-Related Fees —These fees were primarily for services rendered by Deloitte & Touche LLP and Deloitte & Co. S.R.L. for matters such consultation on Sarbanes-Oxley Act compliance, accounting standards and transactions.
     Tax Fees —These fees were for services rendered by Deloitte Tax LLP for assistance with tax return preparation and tax consultation.
     Other Fees —No other fees were paid to Deloitte & Touche LLP and Deloitte & Co. S.R.L. in 2005 or 2004.
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
Item 19. Exhibits
(a)	Index to Financial Statements. Report of Deloitte & Co. S.R.L. Report of Deloitte & Touche LLP

(b)	List of Exhibits

Exhibit
Number	Description of Documents

1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

Exhibit
Number	Description of Documents

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxon Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A.

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group Inc. Stockholders and Claxson Interactive Group Inc.

4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.5	First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

Exhibit
Number	Description of Documents

4.6	Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7	Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17, 1997), dated as of April 3, 2003, by and between PanAmSat International Systems, Inc. and Claxon USA Inc., formerly known as Cisneros Television Services, Inc.

4.8	Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062 filed with the Commission on August 17, 2001 which is incorporated herein by reference).

*4.9	Second Amended and Restated Operating Agreement for Playboy TV — Latin America, LLC, effective as of April 1, 2002, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2002). Claxson agrees to furnish supplementary any omitted schedule to the Commission upon request.

*4.10	Playboy TV – Latin America Program Supply and Trademark License Agreement, dated December 23, 2002, by and between Playboy Entertainment Group, Inc. and Playboy TV – Latin America, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV – Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.12	Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.13	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

8.1	List of Significant Subsidiaries

11.1	Claxson Interactive Group Inc. Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to Form 20-F filed with the Commission on July 15, 2004).

12.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte & Co. S.R.L.

Exhibit
Number	Description of Documents

15.2	Consent of Deloitte & Touche LLP

15.3	Consent of McClain & Company L.C.

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

Signatures
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Roberto Vivo-Chaneton
Name: Roberto Vivo-Chaneton
Date: September 20, 2006	Title: Chief Executive Officer and Chairman of the Board

/s/ Jose Antonio Ituarte
Name: Jose Antonio Ituarte
Date: September 20, 2006	Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

- Claxson Interactive Group Inc.

Report of independent registered public accounting firm of Claxson Interactive Group Inc. as of December 31, 2005	F-3

Report of independent registered public accounting firm of Claxson Interactive Group Inc. as of December 31, 2003 and 2004	F-4

Consolidated Balance Sheets as of December 31, 2004 (as restated and reclassified) and 2005	F-5

Consolidated Statements of Income and Comprehensive Income for the fiscal years ended December 31, 2003 (as restated and reclassified), 2004 (as restated and reclassified) and 2005	F-6

Consolidated Statements of Shareholders’ Equity for the fiscal years ended December 31, 2003 (as restated), 2004 (as restated) and 2005	F-7

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2003 (as restated), 2004 (as restated) and 2005	F-8

Notes to Consolidated Financial Statements as of December 31, 2003 (as restated), 2004 (as restated) and 2005	F-9

- DLA Holdings, Inc.

Report of independent registered public accounting firm of DLA Holdings, Inc. as of December 31, 2005	F-35

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-36

Consolidated Statements of Operations for fiscal year ended December 31, 2005 and the period from October 29, 2004 through December 31, 2004	F-37

Consolidated Statements of Changes in Shareholders’ Deficit for the fiscal year ended December 31, 2005 and the period from October 29, 2004 through December 31, 2004	F-38

Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2005 and the period from October 29, 2004 through December 31, 2004	F-39

Notes to Consolidated Financial Statements as of December 31, 2005 and 2004	F-41

[This Page Intentionally Left Blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Claxson Interactive Group Inc.
Miami, Florida
We have audited the accompanying consolidated balance sheet of Claxson Interactive Group Inc. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of DLA Holdings, Inc. and subsidiaries (“DLA”), the Company’s investment in which is accounted for by use of the equity method. The Company’s interest (liability) of 4,674,883 U.S. dollars in DLA’s negative equity as of December 31, 2005 and of 2,869,851 U.S. dollars in that company’s net loss for the year then ended are included in the accompanying financial statements (note 3). The financial statements of DLA were audited by other auditors whose unqualified report (which contains an explanatory paragraph related to uncertainty about DLA’s ability to continue as a going concern) has been furnished to us, and our opinion, insofar as it relates to the amounts included for DLA, is based solely on the report of such other auditors.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Claxson Interactive Group Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Buenos Aires City,
September 8, 2006
DELOITTE & Co. S.R.L.
ALBERTO LOPEZ CARNABUCCI
                    (Partner)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Claxson Interactive Group Inc.:
We have audited the accompanying consolidated balance sheet of Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”) as of December 31, 2004 and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of Claxson’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Claxson is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Claxson’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Claxson at December 31, 2004 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 14, the accompanying 2004 and 2003 consolidated financial statements have been restated.
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
/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Miami, Florida
July 15, 2005 (September 14, 2006 as to the effects of the restatement and reclassifications described in Note 14)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2004 and 2005
(In thousands of U.S. dollars except share and per share data)

	2004
	(As restated and
	reclassified, see
	Note 14)	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,270	$25,126
Accounts receivable, net	18,590	18,511
Due from related parties	4,748	4,950
Assets held for sale	25,404	—
Other current assets	8,675	5,958

Total current assets	64,687	54,545
PROPERTY AND EQUIPMENT, NET	10,946	10,583
PROGRAMMING RIGHTS, NET	4,028	4,413
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	3,407	2,381
INVESTMENTS IN DEBT AND EQUITY SECURITIES	54	—
BROADCAST AND TELEVISION LICENSES, NET	16,722	16,841
GOODWILL	51,021	53,164
OTHER ASSETS, NET	5,292	8,115
DUE FROM RELATED PARTIES	358	368

TOTAL ASSETS	$156,515	$150,410

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$8,321	$10,705
Liabilities related to assets held for sale	14,927	—
Due to related parties	1,731	1,814
Accrued compensation	2,914	3,270
Other current liabilities	9,243	9,578
Current portion of programming rights obligations	5,332	4,687
Current portion of long-term debt	8,172	14,722
Unearned revenues	2,235	2,080

Total current liabilities	52,875	46,856

LONG-TERM LIABILITIES:
Long-term debt, net of current portion	77,680	67,057
Other long-term liabilities	2,795	3,103

Total long-term liabilities	80,475	70,160

MINORITY INTEREST	562	293

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY:
Class A common shares; $0.01 par value; 30,000,000 shares authorized, 20,312,674 and 20,486,465 shares issued and outstanding as of December 31, 2004 and 2005, respectively	204	205
Class C common shares; $1.00 par value; 2 shares authorized, issued and outstanding as of December 31, 2004 and 2005	—	—
Class F common shares; $1.00 par value; 7 shares authorized, issued and outstanding as of December 31, 2004 and 2005	—	—
Class H common shares; $1.00 par value; 1 share authorized, issued and outstanding as of December 31, 2004 and 2005	—	—
Additional paid-in capital	265,136	265,263
Deferred share-based compensation	(74)	(17)
Accumulated deficit	(254,766)	(248,534)
Accumulated other comprehensive income	12,103	16,184

Total shareholders’ equity	22,603	33,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$156,515	$150,410

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2003, 2004 and 2005
(In thousands of shares and U.S. dollars, except per share data)

	2003	2004
	(As restated and	(As restated and
	reclassified, see	reclassified, see
	Note 14)	Note 14)	2005
REVENUES:
Subscriber-based fees	$21,266	$22,472	$28,904
Advertising	18,491	23,337	30,353
Production services	1,225	520	1,198
Other	1,752	524	928
Related parties	18,861	19,228	19,144

Total revenues, net	61,595	66,081	80,527

OPERATING EXPENSES:
Product, content and technology	(21,354)	(25,878)	(30,348)
Marketing and sales	(9,129)	(12,801)	(15,443)
Corporate and administration	(15,631)	(13,723)	(15,463)
Depreciation and amortization	(4,824)	(4,706)	(4,011)
Impairment of goodwill	(2,758)	—	—
Related parties	(1,002)	(1,108)	(1,176)

Total operating expenses	(54,698)	(58,216)	(66,441)

OPERATING INCOME	6,897	7,865	14,086

OTHER INCOME (EXPENSE):
Interest expense	(2,046)	(1,791)	(1,162)
Interest income	136	96	343
Foreign currency exchange gain (loss)	8,478	(175)	(1,113)
Other	(1,856)	637	661
Interest expense —related parties	—	(116)	(286)
Interest income — related parties	—	36	549
Equity in earnings (losses) from unconsolidated affiliates and related transactions	367	245	(2,593)

Other income (expense), net	5,079	(1,068)	(3,601)

INCOME BEFORE PROVISION FOR INCOME TAXES, MINORITY INTEREST, AND DISCONTINUED OPERATIONS	11,976	6,797	10,485
PROVISION FOR INCOME TAXES	(2,911)	(1,861)	(1,644)

INCOME BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	9,065	4,936	8,841
MINORITY INTEREST	46	267	267

NET INCOME FROM CONTINUING OPERATIONS	9,111	5,203	9,108

DISCONTINUED OPERATIONS — (Loss) income from operations of discontinued divisions, net (Note 3)	(1,168)	1,487	(2,876)

NET INCOME	7,943	6,690	6,232

OTHER COMPREHENSIVE (LOSS) INCOME — Foreign currency translation	(1,194)	2,419	4,081

COMPREHENSIVE INCOME	$6,749	$9,109	$10,313

NET INCOME PER COMMON SHARE:
Net income from continuing operations
Basic	$0.48	$0.26	$0.45
Diluted	$0.48	$0.26	$0.41
Discontinued operations
Basic	($0.06)	$0.08	($0.14)
Diluted	($0.06)	$0.07	($0.13)
Net income
Basic	$0.42	$0.34	$0.31
Diluted	$0.42	$0.33	$0.28
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	18,886	19,611	20,416

Diluted	18,980	20,490	21,895

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2003, 2004 and 2005
(In thousands of shares and U.S. dollars)

								Accumulated
					Additional	Deferred		Other
	Preferred		Common		Paid-In	Share-based	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income	Total
BALANCE, DECEMBER 31, 2002, as previously reported	15,000	$15,000	18,678	$187	$246,592	$(63)	$(268,562)	$10,041	$3,195
Effect of restatement (Note 14)	—	—	—	—	—	—	(837)	837	—

BALANCE, DECEMBER 31,
2002, (as restated, see Note 14)	15,000	15,000	18,678	187	246,592	(63)	(269,399)	10,878	3,195
Amortization of deferred share-based compensation	—	—	—	—	—	49	—	—	49
Conversion of preferred shares into common shares	(15,000)	(15,000)	750	8	14,992	—	—	—	—
Net income (as restated, see Note 14)	—	—	—	—	—	—	7,943	—	7,943
Change in foreign currency translation	—	—	—	—	—	—	—	(1,194)	(1,194)

BALANCE, DECEMBER 31, 2003, (as restated, see Note 14).	—	—	19,428	195	261,584	(14)	(261,456)	9,684	9,993
Deferred share-based compensation related to share options	—	—	—	—	131	(131)	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	71	—	—	71
Issuance of common shares	—	—	885	9	3,421	—	—	—	3,430
Net income	—	—	—	—	—	—	6,690	—	6,690
Change in foreign currency translation	—	—	—	—	—	—	—	2,419	2,419

BALANCE, DECEMBER 31, 2004, (as restated, see Note 14)	—	—	20,313	204	265,136	(74)	(254,766)	12,103	22,603
Amortization of deferred share-based compensation	—	—	—	—	—	57	—	—	57
Issuance of common shares	—	—	173	1	127	—	—	—	128
Net income	—	—	—	—	—	—	6,232	—	6,232
Change in foreign currency translation	—	—	—	—	—	—	—	4,081	4,081

BALANCE, DECEMBER 31, 2005	—	—	20,486	$205	$265,263	$(17)	$(248,534)	$16,184	$33,101

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)

	Year Ended December 31,
	2003	2004
	(As restated, see	(As restated, see
	Note 14)	Note 14)	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,943	$6,690	$6,232
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	1,205	2,291	4,111
Share-based compensation	49	71	57
Depreciation and amortization	5,045	4,910	4,456
Accrued and (uncollected) unpaid interest	126	211	(324)
Net (gain) loss on disposal of assets	(97)	32	(1,135)
Exchange rate (gain) loss	(8,478)	175	1,546
Impairment of goodwill	2,758	—	—
Impairment of investment in equity securities	394	—	—
Equity in (earnings) losses from unconsolidated affiliates and related transactions	(367)	(245)	2,593
Dividends from unconsolidated affiliates	371	493	478
Minority interest	(46)	(267)	(267)
Changes in operating assets and liabilities:
Accounts receivable, net	(934)	1,568	300
Acquisition of programming rights	(1,755)	(3,600)	(3,750)
Due from related parties and other current assets	12,583	(5,713)	568
Other assets	1,195	(1,442)	(1,648)
Accounts payable, accrued expenses and other	(5,894)	96	3,663
Due to related parties	(1,585)	(579)	83
Programming rights obligations	435	(662)	(336)
Other long-term liabilities	454	84	101

Net cash provided by operating activities	13,402	4,113	16,728

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(2,271)	(1,984)	(2,465)
Acquisition of minority interest and transaction costs paid	(4,285)	(1,580)	—
Investments in unconsolidated affiliates	—	(3,375)	(1,128)
Restricted cash released in guarantee of Chilean syndicated loan	706	907	—
Proceeds from sale of investments in subsidiaries and affiliates	837	625	10,938
Proceeds from sale of equity securities	—	—	417
(Redemption of ) deposit for the sale of subsidiary	—	521	(506)

Net cash (used in) provided by investing activities	(5,013)	(4,886)	7,256

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(8,270)	(6,252)	(6,304)
Proceeds from issuance of convertible debentures	—	3,500	—
Proceeds from sale of common shares to shareholders (see Note 3)	—	3,375	—
Distributions to minority owners of consolidated subsidiary	—	(380)	—
Proceeds from exercised stock options (see Note 8)	—	55	128

Net cash (used in) provided by financing activities	(8,270)	298	(6,176)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(511)	68	48

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(392)	(407)	17,856
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,069	7,677	7,270

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,677	$7,270	$25,126

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (See Note 13)
See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
1. GENERAL BACKGROUND AND ORGANIZATION
     General — Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”, or the “Company”), a British Virgin Islands international business company, is a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson owns and operates several branded pay television channels, certain broadcast radio stations, and certain internet assets throughout Ibero America. Claxson has significant operations in Argentina and Chile, and is headquartered in Buenos Aires, Argentina and Miami, Florida, United States of America. Claxson derives a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators, including related parties, that distribute Claxson’s branded television channels throughout Ibero America. Claxson also generates revenues from the sale of advertising time and, to a lesser extent, production services, management fees and other services.
     Organization — Claxson was incorporated as an international business company in the British Virgin Islands on October 16, 2000. Claxson was formed to combine the assets of Ibero-American Media Partners II, Ltd. (“Ibero American Media Partners”), El Sitio, Inc. (“El Sitio”), and certain other media businesses of the Cisneros Group under the terms of a combination agreement dated October 30, 2000, as amended on June 2, 2001 and August 22, 2001 which was completed on September 21, 2001. The “Cisneros Group” is a name used to describe a group of investments, joint ventures, strategic alliances and companies that are engaged in diversified consumer businesses, including broadcast and pay television, direct to home satellite television, content production and other entertainment, media and communications enterprises, and that are associated with Ricardo J. and Gustavo A. Cisneros and trusts established by them for the benefit of themselves and members of their families.
     Ibero-American Media Partners was a joint venture between a member of the Cisneros Group and funds affiliated with HM Capital Partners, LLC (“HM”) (formerly known as Hicks, Muse, Tate & Furst Incorporated).
     Basis of Presentation —The Argentine economic crisis of 2001 and 2002 and related currency devaluation led to significant losses during those years and to the deterioration of the Company’s financial position and liquidity. These conditions gave rise to substantial doubt about the Company’s ability to remain a going concern from 2001 to 2004.
     In an effort to gradually achieve profitability and improve liquidity, Claxson began taking certain steps during 2003 and 2004, including the disposal of certain non-strategic assets and its broadcast television station Chilevision (see Note 3) and the restructuring of certain debt held by subsidiaries (see Note 6). Notwithstanding the Company’s improved operating results in 2003 and 2004, as of the date of issuance of the 2004 financial statements, management still believed that achieving sustainable profitability was dependent on the stabilization of the economies in the countries where Claxson operates, and the achievement of business plan objectives, such as increasing revenues, renewal and negotiation of certain agreements, and securing additional potential sources of liquidity. Accordingly, as a result of Claxson’s operating history and its liquidity constraints through 2004, in management’s opinion, there was a substantial doubt about Claxson’s ability to remain a going concern as of the date of issuance of the 2004 financial statements.
     During 2005, the economic situation in the Latin American region in general, and particularly in Argentina, continued in its trend towards stabilization and steady growth. This factor, combined with the Company’s sustained positive earnings and operating cash flows, as well as the net increase in cash and cash equivalents generated in 2005, have mitigated the uncertainty about the future of the business. Consequently, as of the date of issuance of the 2005 financial statements, management believes that the Company has the ability to fund current operations, pay obligations as they become due and continue to operate as a going concern.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Consolidation — The accompanying consolidated financial statements include the accounts of Claxson and its wholly and majority owned and controlled subsidiaries from the date of acquisition/contribution.
     Claxson consolidates the assets, liabilities and results of operations of entities in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements", as amended by Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority Owned Subsidiaries”, with related amendments of Accounting Principles Board (“APB”) Opinion No. 18 and ARB No. 43, Chapter 12, and the FASB Interpretation No. 46 “Consolidation of Variable Interest Entities", as revised. When Claxson consolidates entities, the ownership interests of any minority parties are reflected as minority interest, and investment in entities in which the Company has 20 to 50 percent ownership, but not a controlling interest, are accounted for by the equity method.
     Based on management’s assessment, Claxson determined that TMS Systems, LLC (“TMS”) is a variable interest entity (“VIE”) as defined in FIN 46 (R). As Claxson is not considered the primary beneficiary of this VIE, its results and financial position are not consolidated.
     Claxson’s involvement with TMS, (a developer of digital solutions for language translation, dubbing, subtitling, and closed captioning) results from the sale of the Company’s language conversion and international traffic services business to TMS as further described in Note 3. As a result of such sale, Claxson’s maximum exposure to a loss resulting from its involvement with TMS is a receivable of $700, net of a reserve of $1,100. The receivable is secured, in part, by certain assets.
     All significant intercompany accounts and transactions are eliminated in consolidation. The following are Claxson’s principal subsidiaries:
•	CTG Inversora S.A. and subsidiaries, 100% owned;

•	Claxson Chile S.A. and subsidiaries, 100% owned (see Note 3);

•	Claxson USA II Inc. and subsidiaries, 100% owned (see Note 3);

•	Carson International Ltd., 100% owned;

•	El Sitio, Inc. and subsidiaries, 100% owned (see Note 3); and

•	Playboy TV Latin America, LLC (“PTVLA”) and subsidiaries, 81% owned (see Note 3)
     From December 23, 2002 to December 23, 2012, Playboy Enterprises, Inc (“PEI”), the minority interest holder of PTVLA, has the option to purchase an additional ownership interest in PTVLA provided that Claxson ´s interest is never diluted below 50%, except during the one year period from December 23, 2007 to December 23, 2008, in which PEI may purchase Claxson ´s remaining 50% interest. PEI`s buy in price will be, in both cases, a pro rata portion of the fair market value of PTVLA at the time of the purchase, as defined in the agreement.
     Claxson also owned 100% of Rainbow Heights International Ltd. (“Rainbow”) and Red de Televisión Chilevision S.A., which were sold on January 1, 2003 and April 14, 2005, to affiliates of the Cisneros Group and Bancard Group, respectively.
     Claxson also has unconsolidated operating affiliates. Through holding companies, Claxson holds a 31% interest in DMX MUSIC Latin America (“DMX LA”), and a 48% interest in DLA Holdings, Inc (“DLA”) (see Note 3). Claxson exerts significant influence on DMX LA and DLA which are therefore, accounted for under the equity method of accounting.
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
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Fair Value of Financial Instruments — The fair value of financial instruments held by Claxson is based on a number of factors and assumptions and may not necessarily be representative of the actual gains or losses that may be realized upon settlement. The carrying amounts of cash equivalents, accounts receivable and payable, accrued expenses, due to/from related parties and other current liabilities approximate their fair value due to their short-term nature. The carrying amount of long-term liabilities, other than Claxson ´s 8.75% Senior Notes, approximates fair value. The fair value of Claxson’s 8.75% Senior Notes due 2010, whose principal amount is carried at $41,353 as of December 31, 2004 and 2005, approximates $36,804 and $37,218 as of December 31, 2004 and 2005, respectively, as determined by quoted market prices.
     Foreign Currency Translation/Foreign Currency Exchange Loss— Management has determined that the Argentine peso (“ARS”) is the functional currency of the Argentine subsidiaries, the Chilean peso is the functional currency of the Chilean subsidiaries, the Real is the functional currency of Brazilean subsidiaries and the “Uruguayan peso” is the functional currency of Uruguayan subsidiaries. The financial statements of these subsidiaries have been translated into U.S. dollars in accordance with the provisions of SFAS No. 52, Foreign Currency Translation. Accordingly, the financial statements have been translated from the functional currencies into U.S. dollars using (i) the exchange rate for assets and liabilities accounts at the end of the period and (ii) the weighted average exchange rate of the reporting period for revenues and expenses. Adjustments resulting from the translation of the financial statements from their functional currency to U.S. dollars are accumulated as other comprehensive income within shareholders’ equity and are not included in the determination of income for the relevant periods.
     Certain assets and liabilities of these non-U.S. subsidiaries are denominated in currencies other than the functional currency. Foreign currency exchange gains and losses on those assets and liabilities are included in the determination of income for the relevant periods, as foreign currency gains (losses).
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

	Year Ended December 31,
	2003	2004	2005
Beginning balance	$9,388	$6,240	$6,313
Provision	1,212	1,533	1,294
Write-offs, net	(4,535)	(1,514)	(1,650)
Exchange rate effect	175	54	72

Ending balance	$6,240	$6,313	$6,029

     Programming Rights — Programming rights consist of (i) the right to broadcast and distribute acquired or licensed television content and related rights and (ii) original programming.
     Acquired and licensed programming rights and the related obligations are recorded at gross contract prices. The carrying amount of acquired and licensed programming rights is $2,192 and $2,339 as of December 31, 2004 and 2005, respectively. The costs are amortized on varying bases related to the license periods and anticipated usage of the program. Expected amortization for the year ending December 31, 2006 is estimated to be $1,145. In the event that an acquired program is replaced and no longer used or the unamortized cost exceeds fair value, Claxson reduces the carrying value of the related programming rights accordingly.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     The carrying amount of original programming rights is $1,836 and $2,074, which includes $455 and $195 of unamortized programming in process as of December 31, 2004 and 2005, respectively. Original programming is principally amortized using an accelerated amortization method over four years from the date it is first broadcasted. Original programming is stated at the lower of unamortized cost or estimated net realizable value as determined on a specific identification basis. It is anticipated that amortization expense of original programming will continue at $963, $548, $228 and $68 for the years ending December 31, 2006, 2007, 2008 and 2009, respectively. Claxson believes that these policies conform to Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films”.
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
     Investments in Debt and Equity Securities — Claxson’s investment in equity securities included 208,357 shares of ARTISTdirect Inc., at an original cost of $1,285, which were classified as available for sale in accordance with the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115), and recorded at its fair value of $54 as of December 31, 2004. Declines in fair value of $837 and $394 in 2002 and 2003, respectively, were other than temporary, and accordingly, were recorded as charges to results of operations. The investment was sold on November 1, 2005 for $417, and a net gain of $363 was reported in Other income in the consolidated income statement for the fiscal year ended December 31, 2005.
     Goodwill, Licenses and Other Assets — Under the provisions of SFAS No.142, “Goodwill and Other Intangible Assets”, goodwill and certain intangible assets deemed to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Separable intangible assets that have finite useful lives are amortized over their respective useful lives. Measurement of any impairment loss is based on management’s estimate of fair value. Impairment of goodwill and intangible assets deemed to have an indefinite useful life exists if their carrying value exceeds their fair value. The components of goodwill by segments are as follows:

	December 31,
	2004	2005
Goodwill:
Pay Television	$25,481	$25,481
Broadcast Radio	25,540	27,683

Total goodwill	$51,021	$53,164

     In accordance with SFAS No. 142, Claxson measures fair value based on an evaluation of estimated future discounted cash flows, which is prepared using assumptions that consider market comparisons. This evaluation considers several earnings scenarios and the likelihood of possible outcomes, and utilizes the best information available at the time the valuation is performed.
     In 2003, as a result of the annual valuation, Claxson recorded a goodwill impairment loss of $2,758 ($2,479 corresponding to the Pay Television segment and $279 to the Broadband and Internet segment) which is classified as operating expense in accordance with SFAS No. 142. Annual valuations for the years 2004 and 2005 supported the recorded goodwill, and accordingly no impairments were necessary. However, because the goodwill of Claxson’s Broadcast radio business is carried in Chilean pesos and translated for consolidation, the U.S. dollar value of goodwill increased, both in 2004 and 2005, as a result of a 6% and 8% appreciation of the Chilean peso for the years ended December 31, 2004 and 2005, respectively.
     Remaining intangible assets consist of broadcast licenses and trademarks that are being amortized on a straight-line method over periods ranging from 5 to 30 years. As of December 31, 2004 and 2005, accumulated amortization of broadcast radio licenses amounted to $13,661 and $16,204, respectively.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
Amortization of these intangible assets and trademarks was $711 in 2003, $1,365 in 2004 and $1,372 in 2005. It is anticipated that amortization expense will continue at approximately $1,100 annually for 2006 through 2010. In addition, as of December 31, 2005 there were broadcast licenses that had indefinite lives which amounted to $6,407 and accordingly were not amortized. The costs of intangible assets with finite and determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such an asset is considered to have been impaired when its carrying amount exceeds the estimated future undiscounted cash flows expected to result from the use of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.
     Revenue Recognition — Claxson derives its revenues from subscriber-based fees charged to pay television system operators that distribute its branded television channels, from advertising in its pay television channels and broadcast radio media assets and from advertising in its network of websites (internet). Claxson also generates revenues in its pay television segment through production services, sales commissions, management fees and other services provided to certain affiliated channels as well as to third parties. Claxson, through its subsidiaries, enters into distribution agreements with cable and direct-to-home distributors pursuant to which it receives monthly subscriber-based fees. The subscriber-based fee is recognized as revenue as Claxson provides the television services to the distributor. Advertising revenue is recognized at the time the advertisement is aired. Revenue from the licensing of programming rights are recognized ratably over the license period when a contractual obligation exists. Other revenue consists primarily of fees for satellite capacity and back office services which are recognized as the services are performed. Claxson believes that its revenue recognition policies conform to Staff Accounting Bulletin No. 104, “Revenue Recognition”.
     The Company’s three main customers accounted for 23%, 7% and 4% of net revenues for the year ended December 31, 2003, 20%, 4% and 4% of net revenues for the year ended December 31, 2004, and 15%, 4% and 4% of net revenues for the year ended December 31, 2005, respectively. Based on renegotiations with the Company ´s main customer, management expects a significant reduction in annual revenues in future years, the effect of which has been considered by management for purposes of the estimates required for preparing the financial statements.
     Share-based Compensation — Claxson accounted for share-based compensation to employees using the intrinsic value method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, accepted under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Accordingly, compensation cost for share options issued to employees is measured as the excess, if any, of the fair value of Claxson’s common shares at the date of grant over the amount an employee must pay for the common shares.
     SFAS No. 148, “Accounting for Stock Based Compensation-Transition and Disclosure", amended SFAS No. 123, providing alternative methods of transition for a voluntary change from the intrinsic-value-based method under APB Opinion No. 25, to the SFAS No. 123 fair-value-based method, for recognizing stock-based employee compensation costs. Under the fair value method, the fair value of the stock options granted to employees is recognized as compensation expense over the service period.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Had expense been recognized using the fair-value-based method described in SFAS No. 123, using the Black-Scholes option-pricing model, Claxson would have reported the following results of operations:

	Year Ended December 31,
	2003	2004	2005
Net income as reported in the accompanying Income statements	$7,943	$6,690	$6,232
Add: Total stock based employee compensation expense included in reported net income	49	71	57
Deduct: Total fair value stock based employee compensation expense not included in reported net income	(193)	(660)	(662)

Pro forma net income	$7,799	$6,101	$5,627

Net income per share as reported:
-Basic	$0.42	$0.34	$0.31
-Diluted	$0.42	$0.33	$0.28

Pro forma net income per share:
-Basic	$0.41	$0.31	$0.28
-Diluted	$0.41	$0.30	$0.26
     The fair value of options granted in 2004 was estimated as of the date of grant with the following weighted average assumptions for 2004:

Risk free rate	3.39%
Dividend yield	0.0%
Volatility factors	344.30%
Weighted-average life (years)	7.50
     Using the Black-Scholes Option Pricing Model, the estimated fair value per option granted in fiscal year 2004 was $3.50.
     The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The pro formas may not be representative of the future effects on net (loss) income and net (loss) income per share.
     Advertising Expenses — Claxson expenses advertising costs as incurred. Advertising expenses totaled $2,084, $3,126 and $3,403 for the years ended December 31, 2003, 2004 and 2005, respectively.
     Barter Transactions — The Company enters into transactions that exchange advertising for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-17, “Accounting for Advertising Barter Transactions”. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. Barter transactions generated revenues in the amount of $1,920, $1,793 and $1,992 for years ended December 31, 2003, 2004 and 2005, respectively.
     Income Taxes — Claxson’s subsidiaries that are subject to income taxes account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and tax credits is recognized in the year in which the loss or credit arises. A valuation allowance is established, if necessary, to reduce the total deferred tax asset to an amount that will more likely than not be realized.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Net Income Per Common Share — Basic net income per common share is computed based on the average number of common shares outstanding and diluted net income per common share is computed based on the average number of common shares outstanding and, when dilutive, potential common shares from share options and warrants to purchase common shares using the treasury stock method and from convertible securities using the if-converted basis.
     New Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), “Share Based Payment” (“SFAS No. 123(R)”), which revises SFAS No. 123 “Accounting for Stock Based Compensation”, supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and is effective for public entities at the beginning of the first annual period beginning after June 15, 2005. SFAS No. 123 (R) requires that new, modified and unvested share based compensation costs be expensed based on the fair value of share-based payments granted to employees measured on the date of grant of the equity or liability instruments issued, and remeasured at the end of each reporting period only if cash settlement can be required outside the control of the company. Compensation costs will be recognized over the period that an employee provides services in exchange for the award (usually the vesting period). This statement can be applied prospectively. The Company adopted SFAS 123 (R) prospectively on January 1, 2006 and the adoption did not have a material impact on its results of operations or financial position.
     In December 2004, FASB also issued SFAS No. 153, “Exchanges of Nonmonetary Assets", an amendment to APB Opinion No. 29, “Accounting for Nonmonetary Transactions", replacing the exception from fair value measurement for nonmonetary exchanges of similar productive assets to nonmonetary exchanges of assets that do not have commercial substance (those that are not expected to significantly change the future cash flows of the entity as a result of the exchange). This statement shall be applied prospectively and is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the results of operations or the financial position of the Company.
     In March, 2005, the SEC released Staff Accounting Bulletin No. 107 “Share-Based Payment” (“SAB 107”), which expresses views of the SEC Staff regarding the application of SFAS No. 123 (R) “Share Based Payment”. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provides the SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. The adoption of SAB 107 did not have a material effect on the results of operations or financial position of the Company.
     In March 2005, FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, stating that the term refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. As a result, a liability should be recognized and measured when sufficient information exists to make a reasonable estimate of the fair value of the obligation. This interpretation is effective prospectively for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the results of operations or the financial position of the Company.
     In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact, if any, from the adoption of FIN No. 48.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Earnings Per Share — The following reconciles the numerator and denominator of the basic and diluted earnings per share calculations for the three years ended December 31, 2003, 2004 and 2005:
(In thousands of shares and U.S. dollars, except per share data)

	2003	2004	2005
Numerator:
Net income	$7,943	$6,690	$6,232
Denominator:
Weighted average number of common shares:
Basic	18,886	19,611	20,416
Effect of dilutive securities:
Stock options	94	432	324
Convertible debentures	—	447	1,155

Diluted	18,980	20,490	21,895
Basic net income per share	$0.42	$0.34	$0.31
Diluted net income per share	$0.42	$0.33	$0.28
     Diluted weighted average number of common shares include the assumed conversions of stock options mentioned in Note 8, granted to key employees, directors and consultants, as well as convertible debentures mentioned in Note 6 according to requirements of FASB issued Staff Position (“FSP”) No. 129-1, “Disclosure requirements under SFAS No. 129”, “Disclosure of Information About Capital Structure, Relating to Contingently Convertible Securities”.
3. ACQUISITIONS AND DISPOSALS
     Sale of Unconsolidated Affiliate — On May 17, 2002, CGP, and Santori N.V., subsidiaries of Claxson, entered into an agreement with a subsidiary of Corus Entertainment Inc. (“Corus”) for the sale of CGP, Inc. and Santori N.V.’s entire equity stake in The Locomotion Channel and The Locomotion Channel B.V. (collectively, “Locomotion”) for a sales price of $10,500. Of that amount, $2,100 was subject to a holdback in the event of economic changes that could impact revenue projections. Net gain on the sale of this investment amounted to $1,900, excluding the holdback. In June, 2004, Claxson collected $625 of the amounts subject to the holdback as the final payment for the sale of Locomotion. As part of that transaction, Claxson continued to provide certain services to the channel including affiliate sales support in Latin America through July 31, 2003, and program origination and post-production services through December 31, 2003.
     Sale of Rainbow — On February 7, 2003 the Board of Directors of Claxson approved the sale and transfer of Rainbow, a British Virgin Islands international business company which owns and operates the Clase television channel (“Clase”), to the Cisneros Group. On June 11, 2003, Claxson and its subsidiaries executed agreements with affiliates of the Cisneros Group, all effective as of January 1, 2003, to sell Rainbow at book value. Accordingly, there was no gain or loss on the transaction.
     Investment in DLA Holdings, Inc (“DLA”) — On October 28, 2004 the Board of Directors of Claxson approved the contribution of $3,375 and an aggregate funding of up to $3,000 in cash over three years to be used by DLA to pay for services to be rendered by Claxson’s subsidiaries, in exchange for 4,499,999 common and 6,000,000 preferred shares of DLA, a newly formed holding company. In order to finance its cash investment in DLA, Claxson sold 830,259 Class A common shares for $3,375 to affiliates of HM.
     DLA was created on October 20, 2004, by affiliates of HM, Claxson and Motorola in consideration for the contributions of Claxson and all units held by HM and Motorola in Digital Latin America LLC (“DLA LLC”), a company providing digital services to cable multiple system operators in the Latin American Region since 2000, with the objective of restructuring the capital structure of DLA LLC.
     After giving effect to such transactions: (i) Claxson holds a 48% interest in DLA’s common stock and 3,000,000 preferred shares of DLA; (ii) HM holds a 38.5% interest in DLA ´s common stock, a note payable from DLA in the principal amount of $512 and 417,038 preferred shares of DLA; (iii) Motorola holds a 13.5% interest in DLA ´s common stock, a secured note from DLA in the principal amount of $4,000 bearing an annual interest rate of 6%, a warrant to purchase additional common shares of DLA and 750,000 preferred shares of DLA.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Pursuant to the terms of a shareholder agreement executed by the equity holders of DLA, Claxson, HM and Motorola jointly control DLA and generally have the right to appoint two, two and one director(s), respectively, to DLA’s board of directors.
     The board of directors of DLA is charged with making all significant decisions of DLA.
     DLA’s preferred shares par value is $1, have an 8% annual dividend, are non convertible into common shares, are redeemable at the option of the holder from 2009 to 2016 and have a mandatory redemption in 2016. Accordingly, they are considered as a twelve year loan that bears interest at 8% per annum, can be called as of year five by the holders, and has significant liquidation preferences in case of bankruptcy.
     Under a Put and Call Agreement, Claxson has an option to acquire from HM and HM has the obligation to sell to Claxson, up to 1,500,000 common shares of DLA (which represent 16% of the initial ownership of DLA) at a price of $1,500 plus 8% annual cumulative appreciation, until October 2016, payable in cash and/or preferred shares of DLA. Additionally, after the exercise of this option, Claxson will have the option to acquire HM remaining interest in DLA at the then fair market value. HM has an option to sell to Claxson, and Claxson has the obligation to buy from HM, up to 1,500,000 common shares of DLA at a price of $1,500 plus 8% annual cumulative appreciation, between October 2009 and October 2016. However, HM may not exercise this option if Claxson represents that, after giving effect to the exercise, Claxson or any of its affiliates will be in breach of the representations, warranties or covenants under any of its indentures or other debt agreements. Claxson has the option to pay for these common shares in cash and/or preferred shares of DLA. It is management ´s opinion that the Put and Call agreements are not currently exercisable as a result of limitations under Claxson 8.75% Senior Notes due 2010 Indenture, and further there is no guarantee that the options will be exercisable in the future.
     Pursuant to the terms of DLA ´s Shareholders Agreement, notwithstanding the exercise of the Put or Call Agreement, HM retains the right to appoint two of the five members of DLA’s board until HM no longer owns any common shares of DLA.
     Finally, as part of the above-mentioned transaction, DLA entered into certain services agreements with subsidiaries of Claxson for administrative and technical services. These services will be paid in cash, out of which the aggregate of up to $3,000 will be contributed to DLA over the following three years.
     Claxson recorded the equity investment, the preferred shares and the additional funding in Investments in unconsolidated affiliates in the consolidated balance sheets as of December 31, 2004 and 2005, respectively. Claxson’s share of DLA’s net losses for the two month period from October 29 to December 31, 2004 of $898 and for the fiscal year ended December 31, 2005 of $2,870, was included in the Equity in earnings (losses) from unconsolidated affiliates account and related transactions in the consolidated income statements for the fiscal years ended December 31, 2004 and 2005, respectively.
     Sale of Chilevision — On April 14, 2005, Claxson and its subsidiaries executed agreements with affiliates of the Bancard Group, all effective as of such date, to sell Red de Televisión Chilevision S.A. (“Chilevision”), a company which operated Claxson’s broadcast television business in Chile for $17,610, including the retention of certain accounts receivable amounting to $5,875. Chilevision’s net assets as of the date of sale amounted to $11,217 and, accordingly, the transaction resulted in a gain of $518 recorded in Discontinued operations in the consolidated income statement for the year December 31, 2005. Bancard Group committed to pay to Claxson Chile S.A. $1,000 in cash from the $17,610 within a year from the date of the sale agreement.
     As part of the transaction, Claxson made certain representations and warranties to Bancard Group, whose inaccuracy, could result in indemnification claims being made by Bancard Group against Claxson for up to $4,000. The representations and warranties are effective for two years from the date of the agreement, except for those related to taxes and custom duties, which expire on December 31, 2007. On April 21, 2006 Bancard filed a lawsuit against Claxson alleging indemnifiable claims for up to $918 (see Note 11).

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Sale of certain assets of El Sitio México — On January 20, 2005 Claxson sold certain assets of El Sitio México for a total consideration of $639, recognizing a gain of $561, which was recorded in Other income in the consolidated income statement for the year ended December 31, 2005.
     Sale of certain assets and operations of Claxson Playout, Inc. — On May 1, 2005 Claxson sold the language conversion and international traffic services business owned by its affiliate Claxson Playout, Inc., (“Playout”), formerly known as The Kitchen Inc., to TMS for a total consideration of $1,716 adjusted to $1,810 on December 1, 2005, which was paid in the form of a promissory note. The promissory note matures through 2009 and is convertible, at the Company ´s option in 2007, into TMS membership units at a fair value to be agreed by the parties at that date. The Company has accrued a reserve for the portion of the promissory note as to which collection is currently considered uncertain. As of December 31, 2005, the maximum exposure to a loss resulting from its involvement with TMS is $700, which corresponds to the carrying amount of a receivable from TMS, net of a reserve of $1,100. No gain arising from this transaction was recognized during 2005 and a gain will only be recorded to the extent that collection exceeds the carrying amount of the receivable.
     Additionally, TMS issued a warrant granting Claxson the right to subscribe and purchase from TMS 4,603,253 Class A Membership units representing 7.5% of the total outstanding units of TMS. The warrants are exercisable at $0.053 per unit at the date of exercise.
     The sale of Playout occurred during 2005 and management has determined that the Company does not have significant continuing involvement in Playout subsequent to the sale. Accordingly, the assets and liabilities of Playout have been reclassified to Assets held for sale and Liabilities related to assets held for sale on the consolidated balance sheet as of December 31, 2004, and results related to the business sold have been classified as Discontinued operations in the accompanying consolidated income statements as of December 31, 2003, 2004 and 2005, respectively.
     Discontinued operations — The effect of the above mentioned sales of Chilevision and Playout’s assets and operations on Claxson’s balance sheet and income statements is as follows:
     Balance Sheet information as of December 31, 2004

	Chilevisión	Playout
Cash	$5	$—
Accounts receivables, net	4,547	399
Other currents assets	2,147	—

Total currents assets	$6,699	$399
Property and equipment, net	6,352	421
Programming rights, net	3,333	—
Investment in unconsolidated affiliates	249	—
Broadcast and television licenses, net	4,443	—
Goodwill	3,498	—
Other non current assets	10	—

Total assets classified as Assets held for sale	$24,584	$820

Accounts payables and accrued expenses	$4,785	$175
Accrued compensation	1,586	—
Other current liabilities	452	—
Current portion of programming rights obligation	2,787	—
Current portion of long-term debt	513	—
Unearned revenues	822	—

Total current liabilities	$10,945	$175
Long-term debt, net of current portion	1,429	—
Other long-term liabilities	2,378	—

Total liabilities classified as Liabilities related to assets held for sale	$14,752	$175

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Statements of operations Chilevision:

	Year Ended December 31,
	2003	2004	2005
Revenues	$18,793	$27,487	$5,647
Expenses	(19,122)	(24,791)	(8,035)
Other(1)	991	354	213

Net income (loss) from Discontinued operations	$662	$3,050	$(2,175)

____________
(1)	Includes $518 gain on the sale of Chilevision in 2005.
     Statements of operations Playout:

	Year Ended December 31,
	2003	2004	2005
Revenues	$1,399	$2,103	$487
Expenses(1)	(3,229)	(3,666)	(1,188)

Net loss from Discontinued operations	$(1,830)	$(1,563)	$(701)

____________
(1)	Includes $400 loss on the sale of certain businesses of Playout in 2005.
4. PROPERTY AND EQUIPMENT
     Property and equipment consists of the following:

	December 31,
	2004	2005
Land and buildings	$4,546	$4,557
Furniture, fixtures, equipment and software	32,985	35,815
Leasehold improvements	7,969	8,059

Total	45,500	48,431
Less accumulated depreciation and amortization	(34,554)	(37,848)

Property and equipment, net	$10,946	$10,583

     Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $3,943, $3,341 and $2,639, respectively.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
5. INVESTMENT IN UNCONSOLIDATED AFFILIATES
     Combined condensed financial information for the Company’s unconsolidated affiliates DMX LA and DLA as discussed in Note 2 as of December 31, 2004, and for the years ended December 31, 2003 and 2004, is as follows:
     Balance sheet information:

2004
Current assets	$4,819
Non-current assets	10,609

Total assets	$15,428

Current liabilities	$3,743
Non-current liabilities	14,259
Equity (deficit)	(2,574)

Total liabilities and equity (deficit)	$15,428

Claxson’s investment in unconsolidated affiliates	$3,407

     Statements of operations information:

	Year Ended December 31,
	2003	2004
Revenues	$2,845	$4,332
Expenses	(1,842)	(4,294)
Other	—	(390)

Net income (loss)	$1,003	$(352)

Claxson’s share of income (loss) from unconsolidated affiliates	$367	$(380)

     The income statement for the fiscal year ended December 31, 2004 includes the effect of unconsolidated affiliates which were disposed of during the year through the date of disposal, and $625 of gain on collection of cash retained on sale of Locomotion (see Note 3).
6. LONG-TERM DEBT
     Long-term debt consists of the following:

	December 31,
	2004	2005
Senior Notes
11% Senior Notes due 2005, including accrued interest	$450	$397
8.75% Senior Notes due 2010, including accrued interest	57,997	54,379
6.25% Senior Notes due 2013, including accrued interest	2,725	2,664
Other Senior Notes, including accrued interest	2,796	2,103
Syndicated bank facility	16,453	15,924
Convertible debentures	3,616	3,620
Other long-term debt	1,815	2,692

Total	85,852	81,779
Less Current Portion:
11% Senior Notes due 2005	(450)	(397)
8.75% Senior Notes due 2010	(3,618)	(5,686)
6.25% Senior Notes due 2013	(58)	(46)
Other Senior Notes	(535)	(622)
Syndicated bank facility	(2,441)	(3,964)
Convertible debentures	—	(3,620)
Other long-term debt	(1,070)	(387)

Long-term debt, net of current portion	$77,680	$67,057

     Senior Notes — In April 1998, Imagen Satelital S.A (“Imagen”), a subsidiary of CTG Inversora S.A., issued $80,000 principal amount of 11% Senior Notes due 2005 (the “Notes”). The net proceeds (after deducting certain fees and expenses incurred in connection with the issuance of the Notes) amounted to approximately $79,000. Interest on the Notes is payable semiannually. On April 30 and November 1, 2002, Imagen failed to make the interest payments of $4,400 each on the Notes. The default accelerated the maturity of the Notes and accordingly, the Notes were classified as current at December 31, 2001.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     On November 8, 2002, the Company completed an Exchange Offer for the Imagen Notes. Claxson offered $0.55 in principal amount of its 8.75% Senior Notes due 2010 (the “New Notes”) in exchange for each $1.00 principal amount of the Notes. Claxson received valid tenders from holders representing $74,510 principal amount of the Notes, which represent 93.1% of the Notes. Pursuant to the Exchange Offer, Claxson issued $41,353 principal amount of New Notes.
     Under the terms of the New Notes, Claxson and Imagen guarantee, on a senior unsecured basis, the payment of the principal and interest on the New Notes issued by Claxson, as well as any additional amounts, extraordinary cash payments, or excess cash flow payments due on the New Notes, when and as they become due and payable.
     As the carrying amount of debt as of the date of restructuring (November 8, 2002), exceeded the total future cash payments specified by the new terms (including future interest, consent, legal, advisory fees and other direct transaction costs payments), the Company reduced the carrying amount of its debt to the total future cash payments, including future interest, specified by the new terms and recognized a gain on debt restructuring of $15,274. Accordingly, the Company does not recognize interest expense on the New Notes, as all future interest is included in the carrying amount of the debt.
     On March 24, 2003, Imagen and certain noteholders that did not participate in the Exchange Offer, entered into agreements by which certain noteholders exchanged $2,300 in principal amount of the Notes for new notes in the same principal amount, payable in two equal installments of $1,150 due July 15, 2012 and 2013, and two extraordinary payments of $22, bearing interest at an annual rate of 6.25% from July 15, 2003, payable semi-annually on January 15 and July 15. Restructured debt of $2,300 and related accrued interest, have been classified as long-term as of December 31, 2004 and 2005.
     During 2003 and 2004, Imagen and certain noteholders that did not participate in the Exchange Offer entered into agreements by which Imagen exchanged $870 and $250, respectively, in principal amount of the Notes for other debt instruments with longer average term and reduced principal amount.
     On April 14, 2005, Imagen and certain noteholders that did not participate in the Exchange Offer, entered into agreements by which certain noteholders exchanged $1,715 in principal amount of the Notes for new non-interest bearing notes in the principal amount of $2,280 (which included accrued and unpaid interests), payable $189 in cash as of the date of the exchange, and the remaining balance of $2,091 in equal monthly installments, ending July 1, 2009. Such amounts have been classified as long-term except for $510 that are current, as of December 31, 2005.
     On November 15, 2005 Imagen and a certain noteholder that did not participate in the Exchange Offer, exchanged $100 in the principal amount of the Notes for a new non-interest bearing note in the amount of $85 which was paid on November 25, 2005.
     Notes in the principal amount of $255 that were not exchanged, and $142 of related accrued interest, have been classified as current as of December 31, 2005.
     Senior Secured Syndicated Bank Facility — The Chilean senior secured syndicated bank facility consists of a term loan in an original amount of $35,000. The facility, originally maturing through 2005, is collateralized by Claxson’s Chilean radio assets, and guaranteed by Claxson’s Chilean subsidiary. Interest is payable quarterly at the local prime lending rate plus 2.50% through December 31, 2002, and 2.75% thereafter. The facility contains customary restrictive covenants.
     On December 12, 2002, Claxson completed the renegotiation of the terms of the senior secured syndicated bank facility with its lenders. The amended terms included: (i) the modification of financial covenant ratios, (ii) the extension of the term of the loan by one year to mature on May 5, 2006, and (iii) the increase in the interest rate by the local prime lending rate plus 2.75%. In addition, Claxson was required to maintain $1,500 in an escrow account until certain ratios are met. Chilevision, guaranteed the Senior Secured Syndicated Bank Facility. In the event the funds in the escrow fell below $750, Claxson was obligated to increase the amount in the escrow account to reestablish a minimum level of $1,000.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     On June 25, 2004, Claxson’s Chilean subsidiary, Radio Chile, completed the restructuring of its senior secured syndicated bank facility. Under the new senior secured syndicated bank facility, which was used to repay the prior facility, Radio Chile received approximately $2,600 in additional funds, after the cancellation of the prior facility and deduction of expenses and underwriting fees.
     As part of the restructuring, Radio Chile was able to extend the final maturity of the facility an additional three years, improve the amortization schedule to bi-annual payments as compared to quarterly payments, release the Chilevision and escrow account guarantees, relax the covenant ratios and establish the interest rate to the local prime lending rate plus a margin between 2.00% and 3.00% determined upon the credit rating of Radio Chile (currently 2.50%). In addition, under the new credit facility, Radio Chile pledged its radio licenses, commercial trademarks and tangible assets, and mortgaged the building in which the radios’ administrative offices are located, to the lenders. The total principal amount of the new facility amounts to $15,924 as of December 31, 2005 and matures in 2009.
     The costs associated with the restructuring were recognized in Other current assets and Other non-current assets and amortized ratably during the term of the new facility together with the costs associated with the original facility and did not generate any significant difference with the effective-interest method. As of December 31, 2005 total cost recognized in Other current assets and Other non-current assets amounts to $171 and $427, respectively.
     The applicable weighted-average interest rates were 4.19%, 3.58% and 4.34% for the years ended December 31, 2003, 2004 and 2005, respectively.
     Convertible Debentures — On June 21, 2004, Claxson’s audit committee and its disinterested directors approved the issuance of convertible debentures in an amount up to $5,000. On July 8, and September 20, 2004, the Company executed agreements with certain executive officers, Mr. Vivo-Chaneton (Chairman and Chief Executive Officer), Mr. Haiek (Pay Television Chief Strategic Officer) and Mr. Ituarte (Chief Financial Officer), and subsidiaries of the Cisneros Group, for the purchase of $2,000 and $1,500 of convertible debentures, respectively. Convertible debentures issued may be converted to Class A common shares at a conversion price of $3.24 per share by the executives and $2.79 per share by the subsidiaries of the Cisneros Group (based on the average stock price over the five days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event the Company prepays the debentures, the investors have the right to receive warrants to purchase shares of Class A common shares in an amount equal to the principal amount of the debenture.
     Accordingly, accrued interest on the convertible debentures for the years ending December 31, 2004 and 2005 of $116 and $286, respectively, was included in interest expense in the consolidated income statement.
     Accrued unpaid interest on the convertible debentures of $120 and the principal amount of $3,500 have been classified as Current portion of long-term debt, in the consolidated balance sheet as of December 31, 2005.
     Other Long-Term Debt — Other long-term debt bears interest at rates ranging from 4% to 7% and has maturity dates ranging from 2006 through 2010. Certain other long-term debt was issued and collateralized by certain assets of Claxson Playout, Inc., which has been paid in full prior to the sale mentioned in Note 3.
     Renegotiation of financing of land and building of Chilean Radios — On September 9, 2005 Iberoamerican Radio Chile S.A. (“IARC”), a subsidiary of Claxson, signed an agreement with Banco Estado, under which the Bank agreed to repay the $651 obligation of Blaya y Vega S.A. (“ByV”), a subsidiary of IARC, to Banco Santander. The land and building were then transferred to Banco Estado for $2,256 and leased back to IARC for five years. Total lease payments are $2,616 including 4.25% annual interest of $382, plus $22 representing the option to purchase the properties on October 5, 2010.
     The accompanying balance sheet includes indebtedness of $156 and $2,059, classified as Current portion of long —term debt and Long —term debt, respectively, related to this transaction.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Aggregate maturities of long-term debt are as follows:

Twelve Months Ending December 31,
2006	$14,722
2007	14,581
2008	17,916
2009	17,085
2010	15,030
Thereafter	2,445

Total	$81,779

7. INCOME TAXES

	2003	2004	2005
Current	$2,587	$1,813	$2,603
Deferred	324	48	(959)

Total provision for income taxes	$2,911	$1,861	$1,644

     The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Argentine subsidiaries are the most significant of Claxson, the following reconciliation has been prepared utilizing the Argentine statutory tax rate.

	Year Ended December 31,
	2003		2004		2005
	Amount	%	Amount	%	Amount	%
Expected tax provision (benefit) using statutory tax rate	$4,192	35	$2,379	35	$3,670	35
Non taxable results (1)	70	1	388	6	1,192	12
Effect of differences in rates from Chile, US and Uruguay	639	5	495	7	(599)	(6)
Effects of change in valuation allowance	(4,746)	(40)	(2,837)	(42)	(3,642)	(35)
Gain on anticipated payment of long-term debt (net present value)	1,182	10	—	—	—	—
Withholding taxes	911	8	676	10	1,157	11
Non-deductible write off of accounts receivable	276	2	154	2	43	—
Other items	387	3	606	9	(177)	(1)

Total provision for income taxes	$2,911	24	$1,861	27	$1,644	16

_______________
(1)	Includes non taxable income from foreign sources, non deductible expenses and results from non taxable corporations.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Net deferred income tax assets as of December 31, 2005 and 2004 are primarily reflected in other non-current assets in the accompanying consolidated balance sheets and consist of the following:

	December 31,
	2004	2005
Net operating loss carryforwards	$25,464	$22,895
Income tax credits	3,093	4,359
Intangible assets	90	48
Foreign currency items	1,397	687
Property, equipment, and other assets	2,332	4,225

Total deferred tax assets	32,376	32,214
Total deferred tax liabilities	(1,522)	(1,518)
Valuation allowance	(28,069)	(25,686)

Net deferred tax asset	$2,785	$5,010

     During the current year income tax credits were included in the listing of the deferred tax assets above.
     Claxson has assessed the recoverability of its deferred tax assets as of December 31, 2005 and believes that it is more likely than not that the deferred tax assets, net of the valuation allowance, will be realized through future taxable income.
     The Company’s net operating loss carry forwards (“NOLS”) forfeit as follows:

Twelve Months Ending December 31,
2006	$3,626
2007	16,070
2008	888
2009	83
2018 through 2023	32,969
NOLS from Chile without forfeiture	18,494

Total	$72,130

8. SHARE OPTION PLAN
     In 2001, Claxson adopted the 2001 Share Incentive Plan (the “Plan”), pursuant to which 930,000 common shares were reserved for issuance upon exercise of options. Options granted under the Plan are non statutory share options and have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees, directors and consultants. The Compensation Committee of Claxson’s Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options there under to all eligible employees of Claxson, including directors (whether or not they are employees) and executive officers of Claxson or affiliated companies. The Plan will terminate in 2011, unless sooner terminated by the Board of Directors.
     On January 17, 2002, Claxson granted options to purchase 513,849 and 55,000 shares at an exercise price of $0.738 per share, to its executive employees and directors, respectively, resulting in deferred share-based compensation of $149. Those options have a five year term, except for those granted to the CEO which have a ten year term, and different vesting periods.
     In addition, on February 3, 2004, Claxson granted options under the Plan to purchase 436,451 shares at an exercise price of $3.20 per share, to certain executive employees, resulting in deferred share-based compensation of $131. Those options have a five year term, except for options granted to the CEO which have a ten year term and vest 60% on February 2006 and 40% on February 2007.
     As of December 31, 2003, no options had been exercised, options to purchase 75,300 shares had been forfeited, and of the options to purchase 493,549 shares outstanding as of such date, 47,311 were exercisable.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     As of December 31, 2004, options to purchase 74,780 shares that were granted in 2002 and 2004 had been exercised, and options to purchase 77,140 shares had been forfeited. Of the options to purchase 853,380 shares outstanding as of December 31, 2004, options to purchase 262,274 shares were exercisable.
     As of December 31, 2005, options to purchase 248,571 shares had been exercised and options to purchase 77,140 shares had been forfeited. Of the options to purchase 679,589 shares outstanding as of December 31, 2005, options to purchase 243,138 shares are exercisable. Additionally, options to purchase 261,871 shares outstanding to senior management became vested in February 2006.
9. PREFERRED SHARES
     In 2000 and 2001 Claxson issued an aggregate of 15,000,000 preferred shares as follows: 8,400,000 to the Cisneros Group; and 6,600,000 to HM. These preferred shares were convertible, at the option of the holder, commencing twelve months after completion of the transaction and for a period of twelve months, into Class A common shares at a conversion ratio per share equal to the greater of $20.00 or the fair market value of the Class A common shares on the date of conversion. The preferred shares were automatically convertible into Class A common shares twenty four months after completion of the transaction.
     On September 2003, the 15,000,000 preferred shares were automatically converted into 750,000 Class A common shares at the conversion ratio of $20.00 per share.
10. SEGMENT INFORMATION
     Claxson currently has three business segments: Pay Television; Broadcast Radio; and Broadband & Internet. These segments are consistent with the manner in which senior management analyzes and manages Claxson’s businesses. The primary measure used by senior management in analyzing and managing its business segments is operating income. As explained in Note 3, Claxson decided to sell its language conversion and international traffic services performed by Playout and broadcast television businesses performed by Chilevision during years 2005 and 2004, respectively; accordingly revenues and operating income (loss) of the Pay Television and Broadcast Radio segments do not include the results of their operations as they were classified as Discontinued operations. Segment information is as follows:

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)

	Pay	Broadcast	Broadband and
	Television	Radio	Internet	Corporate	Total
Year Ended December 31, 2003
Total net revenues	$46,816	$14,601	$178	$—	$61,595
Operating income (loss)	9,096	4,419	(1,586)	(5,032)	6,897
Net income (loss)	13,289	2,641	(1,373)	(6,614)	7,943
Depreciation and amortization	3,141	1,499	6	178	4,824
Total assets, including those related to discontinued operations (see Note 3)	62,193	81,245	2,332	(431)	145,339

Year Ended December 31, 2004
Total net revenues	$47,828	$18,103	$100	$50	$66,081
Operating income (loss)	8,134	4,484	(652)	(4,101)	7,865
Net income (loss)	5,978	4,822	(349)	(3,761)	6,690
Depreciation and amortization	2,960	1,739	7	—	4,706
Total assets, including those related to discontinued operations (see Note 3)	64,333	89,636	703	1,843	156,515

Year Ended December 31, 2005
Total net revenues	$56,139	$24,001	$96	$291	$80,527
Operating income (loss)	13,920	5,188	(708)	(4,314)	14,086
Net income (loss)	8,579	617	176	(3,140)	6,232
Depreciation and amortization	2,126	1,885	—	—	4,011
Total assets	61,506	65,569	534	22,801	150,410
     A substantial portion of Claxson’s pay television and broadband and internet assets and operations are based in Argentina. Claxson’s broadcast radio assets and operations are primarily based in Chile.
11. COMMITMENTS AND CONTINGENCIES
     Commitments — Claxson contracts for certain services (up-linking of signals) and leases transponder capacity on certain satellites, office and warehouse space and equipment under agreements expiring at various dates through 2011. For the years ended December 31, 2003, 2004 and 2005, rent expense incurred by Claxson for these items totaled $4,607, $3,923 and $3,871, respectively. These amounts are net of sublease revenues derived from the leasing of satellite capacity and office space totaling $318, $528 and $880 for the years ended December 31, 2003, 2004 and 2005, respectively.
     On March 23, 2005, Playout amended a previous office space lease agreement, accelerating its termination from February 1, 2011 to January 31, 2008. In exchange for the early termination of such contract, Claxson received $1,000 on July 12, 2005 which is being recognized as a reduction of rent expense ratably over the remaining contract’s term. In 2005, the Company recognized a gain of $194 for the early termination of the contract, which is not reflected in the total rent expense mentioned above.
     Aggregate future minimum payments under these non cancelable operating leases are as follows:

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)

Twelve Months Ending December 31,
2006	$4,105
2007	3,624
2008	2,837
2009	2,680
2010	2,680
Thereafter	1,786

Total	$17,712

     Furthermore, Claxson has signed sublease agreements to rent satellite capacity and office space with future annual collections for $862, $862, $721 and $577 for fiscal years 2006, 2007, 2008 and 2009, respectively.
     As part of the joint venture agreement, PTVLA is charged a program and trademark license fee by PEI for the right to exhibit PEI’s library and annual production, equal to the greater of (a) 17.5% of PTVLA’s net revenues as defined in the agreement or (b) a guaranteed minimum license fee of $4 million commencing in 2003 and to be adjusted each year for changes in the US consumer price index. Program license fees amounted to $4,000, $4,076 and $4,210 for the years ended December 31, 2003, 2004 and 2005, respectively, and were classified as Product, content and technology expenses in the accompanying income statements.
     In addition, the Company has a commitment to Playboy.com for a wireless distribution agreement of $750, as well as contractual programming rights purchase obligations.
     The future minimum payments to PEI and Playboy.com referred above, are as follows:

Twelve Months Ending December 31,
2006	$15,862
2007	6,781
2008	4,619
2009	4,758
2010	4,900
Thereafter	10,246

Total	$47,166

     The Company has various employment contracts with certain members of its top management, with terms varying from two to three years. The contracts include among other things, provisions that entitle the executive to receive earned, but unpaid salary, bonuses and continued benefits in the event of termination without cause or by the executive for good reason.
     The Company also has financial commitments derived from its Senior Notes, Syndicated Bank Facility, Convertible Debentures, and other long-term debts detailed in Note 6, as well as covenants limiting its level of indebtedness, as provided in the Indenture agreement related to the 8.75% Senior Notes and the Syndicated Bank Facility.
     Legal Proceedings — Four civil complaints were filed between June and July 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio’s initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose certain alleged actions on the part of the underwriters. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. Claxson believes that the allegations in the complaints relating to it and its directors and principal executive officers are without merit, and intends to defend vigorously itself and its directors and principal executive officers in these cases. In November, 2002, the plaintiffs dismissed its claims against the Company’s current and former officers and directors without prejudice. The Company’s motions to dismiss, as well as those of most of the other defendants, were denied in February 2003. On

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
May 16, 2003, Claxson’s board of directors authorized El Sitio’s participation in a global settlement on the four civil complaints. Under the proposed settlement, El Sitio would be required to assign to the plaintiffs certain claims El Sitio could potentially bring against El Sitio’s underwriters arising from its initial public offering, and to release or waive certain other legal rights El Sitio may have, including recovery of attorneys’ fees spent to date. The proposed settlement would not release claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The court held a fairness and final approval hearing on the proposed settlement in April 2006, and the settlement is currently pending court approval.
     On April 30, 2001, the Brazilian tax authorities (Municipalidade do Sao Paulo) appealed before the Special Jurisdiction Appellate Court of the State of Sao Paulo the lower tax court decision that held in favor of the Company ´s subsidiary, O Site Infformática Ltda., in a suit for taxes alleged to be due by O Site Entretenimentos Ltda. in the amount of 100,000 Reals (approximately $43) for the period from September 1999 to September 2000. The total amount for the years 1999 through 2005 (non forfeited years) amounts to 1,846,000 Reals (approximately $788). In the Company ´s opinion, based on the position of its Brazilian tax advisors, this appeal will be dismissed and the lower court ruling will be upheld.
     On September 15, 2000, New Yetem, S.A. filed a petition, technically called “beneficio de litigar sin gastos” requesting a waiver of the mandatory litigation fee (3% of the amount of the lawsuit) and the right to bring forth a claim without prior payment of the litigation fee. Such petition was granted on November 15, 2001. A favorable response to such petition bears no relation to the outcome of the potential claim that could subsequently be filed. On November 2, 2000, in light of the press coverage regarding the announcement of the merger transaction, New Yetem requested that the judge compel legal representatives of a subsidiary of Claxson, to provide details on the transaction since a merger could jeopardize New Yetem’s ability to collect from El Sitio Argentina in the event of a final court decision. The judge rejected this petition, and New Yetem appealed five days later. The Cámara Nacional de Apelaciones en lo Comercial upheld the lower court’s decision in favor of El Sitio Argentina on February 7, 2001. As of December 2002 New Yetem has filed a claim against El Sitio Argentina for $14,000. The case is currently pending notification by the Court that the parties may present closing arguments.
     In the Company’s opinion, based on the position of its legal counsel, New Yetem’s claims are without merit, and Claxson intends to defend this claim vigorously. Nonetheless, if New Yetem should prevail, Claxson’s management believes the actual damages are likely to be much lower than the $14,000 claimed in damages.
     On April 10, 2006, Claxson Chile S.A., Claxson’s Chilean subsidiary, was notified that the Court has granted an injunction on April 7, 2006 in favor of Bancard Inversiones Limitada (“Bancard”) pursuant to which Bancard was permitted to withhold the balance of the purchase price for the sale of Chilevision of $1,000 that became due on April 14, 2006. On April 21, 2006, Bancard filed a lawsuit against Claxson Chile S.A. and Claxson Interactive Group Inc. pursuant to arbitration proceedings in Chile supporting the injunction alleging indemnifiable claims in an amount up to $918 based on alleged breaches of certain representations and warranties under the purchase agreement for the sale of Chilevision. On May 2, 2006 Bancard withdrew the lawsuit against Claxson Interactive Group Inc., but continued the claim against Claxson Chile S.A. On May 26, 2006, Claxson Chile S.A. responded to the lawsuit denying Bancard’s alleged claims. On June 22, 2006, Bancard presented reply arguments to Claxson’s response to the lawsuit. The Company believes all material claims are without merit and intends to vigorously defend its position, including the release of the injunction.
     As of February 2005, DLA is a party in a lawsuit with a broker that was contracted in 2003 to find additional investors for DLA. The plaintiff has claimed that the restructuring of DLA LLC described in Note 3 is subject to a fee in the range of $350 to $1,500. DLA believes that it is not liable to the claimant and accordingly has not recognized any liability.
     From time to time, Claxson is involved in certain other litigation. Management believes that the ultimate outcome of any such litigation will not be significant to its financial position, results of operations or cash flows.
12. RELATED PARTY TRANSACTIONS
     Management Services — Subsidiaries of Claxson perform management services for certain affiliates, including: cash management; accounting and financial reporting; facilities management and affiliated and

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
advertising sales. For performing these services, the respective affiliates pay Claxson a commission fee on revenues, net of any advertising agency commission or discount or a fee for back office services. Playout, a subsidiary of Claxson, provides network playout and post-production services (see Note 3) to affiliates and third parties. For the years ended December 31, 2003, 2004 and 2005, Claxson earned management, sales commissions and other service fees from these affiliates amounting to $1,348, $1,814 and $2,240, respectively. Included in due from related parties as of December 31, 2004 and 2005 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $945 and $1,280, respectively.
     Revenues — For the years ended December 31, 2003, 2004 and 2005, Claxson derived subscriber-based fees amounting to $17,473, $17,364 and $16,614, respectively, from affiliated distributors. Included in due from related parties as of December 31, 2004 and 2005 are $3,780 and $3,627, respectively, due from these affiliates.
     For the year ended December 31, 2003, the Company derived $40 of other revenue and $58 of due from related parties from an arrangement with a strategic partner in which one of our shareholders holds an equity interest.
     In addition, Claxson will receive annual monitoring fees from DLA LLC. Accordingly, Claxson has recorded revenues and a receivable in investment in unconsolidated affiliates in the amount of $50 as of and for the fiscal year ended December 31, 2004 and $290 as of and for the fiscal year ended December 31, 2005, respectively.
     Expenses — For the years ended December 31, 2003, 2004 and 2005, Claxson incurred expenses amounting to $22, $30 and $254, respectively, from affiliated distributors and service providers. Included in Due to related parties as of December 31, 2004 and 2005, are $508 and $693, respectively, to these affiliated entities.
     Claxson has agreed to pay advisory fees to certain shareholders in an amount of $150 per year to each of the Cisneros Group and HM and $50 to the El Sitio founders. Advisory fees incurred in relation to the agreement amounted to $350 for each of the years ended December 31, 2003, 2004 and 2005, respectively, of which $113, $100 and $350, were outstanding as of each year end.
     On September 21, 2001, Elsitio Uruguay S.A. (“ESUy”), a wholly-owned subsidiary of Claxson signed a five year lease agreement with Sarandí Comunicaciones S.A. (“SaCom”), under which ESUy had to pay monthly lease installments of $36, as amended, for the right to use and run radio stations owned by SaCom in Uruguay at its own risk and for its exclusive benefit until September 21, 2006. All payments made by Claxson’s subsidiaries for leasing rights to SaCom, will be deemed as advance payments of its radio stations should Claxson’s subsidiaries exercise its option to buy them out, or commit to a 30 year management agreement. Additionally, upon exercise of the option, 50% of the amounts owed by SaCom to ESUy for services rendered would have to be deducted from the future sales price. As of December 31, 2005, total cash paid by Claxson’s subsidiaries to SaCom for leasing rights amounted to $2,094, while Claxson had a receivable of $368 with SaCom for advertising broadcast. It is not probable that Claxson will exercise the option to acquire such radio stations, and accordingly has expensed cash paid for leasing. Claxson incurred lease expenses amounting to $432 for the twelve months periods ended December 31, 2003, 2004 and 2005, respectively.
     In addition, Imagen Satelital S.A. receives connectivity services among different Claxson’s locations and internet services from Impsat Fiber Networks since December 2001, amounting to $198, $247 and $94 for the years ended December 31, 2003, 2004 and 2005, respectively. Included in Due to related parties are $32 and $18 owed to this affiliate as of December 31, 2004 and 2005, respectively.
     On December 2003, Claxson contracted telephone and internet connectivity services from Global Crossing Ltd., incurring expenses of $49 and $46 for the years ended December 31, 2004 and 2005, respectively, which were all paid as of December 31, 2004 and 2005, respectively.
13. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Supplemental Disclosure of Non-Cash Investing and Financing Activities:
     Acquisitions and disposals — See Note 3.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Unrealized gain (loss) from investment in equity securities — See Note 2.
     Investments in equity securities — See Note 2.
     Supplemental Disclosure of Cash Flow Information — For the years ended December 31, 2003, 2004 and 2005 cash paid for income taxes amounted to $1,406, $1,694 and $1,537, respectively.
     For the years ended December 31, 2003, 2004 and 2005, cash paid for interest amounted to $1,238, $4,835 and $4,974, respectively.
14. RESTATEMENT AND RECLASSIFICATION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
     Restatement of Previously Issued Financial Statements — Subsequent to the filing of its Annual Report on Form 20-F for the year ended December 31, 2004, the Company identified certain errors that have resulted in management’s decision to restate the Company’s consolidated financial statements for the years ended December 31, 2003 and 2004. A description of the errors identified is as follows:
Other than temporary impairment
     In 2001, the Cisneros Group contributed 208,357 shares of common stock of ARTISTdirect, Inc., a public company traded on the OTC Bulletin Board, to Claxson, which were accounted for as an available for sale equity investment in accordance with SFAS No. 115. Accordingly, the investment was carried on the balance sheet at fair value until its sale in 2005 and changes in fair value were originally recorded as unrealized losses in accumulated other comprehensive income (“OCI”), a component of Shareholder’s equity. The stock price of ARTISTdirect, Inc. started to decline in January 2002 and by December 2002 its fair value had declined 83% as compared to December 2001 and was 63% below its original cost. The stock price continued to decline in 2003 without prospects for recovery. Therefore, the Company has determined that changes in fair value during this period should have been recorded as charges to results of operations in the amounts of $837 and $394 in 2002 and 2003, respectively, for an other than temporary decline in the fair value of the investment, rather than as unrealized losses in OCI, as previously reported.
Presentation of cash flows
     The Company has also corrected the presentation of certain cash flows for the years ended December 31, 2003 and 2004. Cash flows related to changes in the principal amount of restricted cash have been reclassified from financing activities to investing activities. Dividends from unconsolidated affiliates have been reclassified from investing activities to operating activities and cash paid to minority owners of consolidated subsidiaries has been reclassified from investing activities to financing activities.
Pro forma employee compensation expense
     In 2004 the pro forma employee compensation expense disclosure required by SFAS No. 123 (see Note 2) contained errors in the allocation of such expense among the periods presented. The disclosure of the pro forma effect on net income has been corrected; the effect of the correction is an increase in the pro forma employee compensation expense of $193 ($0.01 per share) in 2003 and a decrease of $866 ($0.04 per share) in 2004.
Related party revenues and expenses
     The Company has presented related party revenues and expenses on separate line items on the face of the income statements. Although not separately presented, related party revenues and expenses had previously been disclosed in the notes to the financial statements. This correction does not change total revenues or expenses previously reported in the income statements for the years ended December 31, 2003 or 2004.
Accounts receivable and Other non current assets
     The Company has reclassified $3,103 to accounts receivable that had inadvertently been classified in Due from related parties on the consolidated balance sheet as of December 31, 2004. The Company has also reclassified $358 to due from related parties, noncurrent, that had inadvertently been classified in other non-current assets on the consolidated balance sheet as of December 31, 2004. These corrections have no effect on either the Company’s current or total assets or on compliance with any debt covenant ratios.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
     Segment disclosure
     The disclosure of segment information (see Note 10) has been corrected to include disclosure of depreciation and amortization for each segment.
     Reclassifications for Discontinued Operations — As further discussed in Note 3, on May 1, 2005 the Company sold the language conversion and international traffic services business previously owned by its affiliate Playout, formerly known as The Kitchen Inc., to TMS; accordingly the results of operations from the sold business have been presented as discontinued operations. Prior years consolidated balance sheet and consolidated income statements have been reclassified, to conform to the current presentation.
     The following tables present the effects of the restatement and reclassifications on the Company’s accompanying consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004.
CONSOLIDATED BALANCE SHEET
     AS OF DECEMBER 31, 2004:

		Correction of errors
				Reclassifications
	As	Impairment of	Reclassifications	due to	As restated
	previously	investment in	due to related	discontinued	and
	reported	ARTISTdirect	party balances	operations	reclassified
Accounts receivable, net	$15,863	$—	$3,126	($399)	$18,590
Due from related parties	7,851	—	(3,103)	—	4,748
Assets held for sale	24,584	—	—	820	25,404
Other current assets	8,698	—	(23)	—	8,675

PROPERTY AND EQUIPMENT, NET	11,367	—	—	(421)	10,946
OTHER ASSETS, NET	5,650	—	(358)	—	5,292
DUE FROM RELATED PARTIES	—	—	358	—	358

Accounts payables and accrued expenses	8,469	—	27	(175)	8,321
Liabilities related to assets held for sale	14,752	—	—	175	14,927
Due to related parties	1,768	—	(37)	—	1,731
Other current liabilities	9,233	—	10	—	9,243

Accumulated deficit	(253,535)	(1,231)	—	—	(254,766)
Accumulated other comprehensive income	10,872	1,231	—	—	12,103

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF INCOME
     AND COMPREHENSIVE INCOME
     Year Ended December 31, 2003:

		Correction of errors
				Reclassifications
	As	Impairment of	Reclassifications	due to	As restated
	previously	investment in	due to related	discontinued	and
	reported	ARTISTdirect	party transactions	operations	reclassified
Subscriber-based fees	$38,932	$—	($17,666)	$—	$21,266
Advertising	18,531	—	(40)	—	18,491
Production services	3,051	—	(427)	(1,399)	1,225
Other	2,480	—	(728)	—	1,752
Related parties	—	—	18,861	—	18,861

Total revenues, net	62,994	—	—	(1,399)	61,595

Product, content and technology	(24,211)	—	13	2,844	(21,354)
Marketing and sales	(9,300)	—	9	162	(9,129)
Corporate and administration	(16,613)	—	980	2	(15,631)
Depreciation and amortization	(5,045)	—	—	221	(4,824)
Related parties	—	—	(1,002)	—	(1,002)
Total operating expenses	(57,927)	—	—	3,229	(54,698)

Other	(1,462)	(394)	—	—	(1,856)
Other income (expense), net	5,473	(394)	—	—	5,079

NET INCOME FROM CONTINUING OPERATIONS	7,675	(394)	—	1,830	9,111

DISCONTINUED OPERATIONS — (Loss) income from operations of discontinued division, net (Note 3)	662	—	—	(1,830)	(1,168)

NET INCOME	8,337	(394)	—	—	7,943

Unrealized gain (loss) from investment in equity securities	(394)	394	—	—	—
NET INCOME PER COMMON SHARE,
     Year Ended December 31, 2003:

		Correction of errors
				Reclassifications
	As	Impairment of	Reclassifications	due to	As restated
	previously	investment in	due to related	discontinued	and
	reported	ARTISTdirect	party transactions	operations	reclassified
Net income from continuing operations
Basic	$0.41	($0.02)	—	$0.09	$0.48
Diluted	$0.41	($0.02)	—	$0.09	$0.48
Discontinued operations
Basic	$0.03	—	—	($0.09)	($0.06)
Diluted	$0.03	—	—	($0.09)	($0.06)
Net income
Basic	$0.44	($0.02)	—	—	$0.42
Diluted	$0.44	($0.02)	—	—	$0.42

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME
     Year Ended December 31, 2004:

		Correction of errors:	Reclassifications
	As	Reclassifications	due to	As restated
	previously	due to related	discontinued	and
	reported	party transactions	operations	reclassified
Subscriber-based fees	$40,052	$(17,580)	$—	$22,472
Advertising	23,339	(2)	—	23,337
Production services	3,233	(610)	(2,103)	520
Other	1,560	(1,036)	—	524
Related parties	—	19,228	—	19,228

Total revenues, net	68,184	—	(2,103)	66,081

Product, content and technology	(29,292)	—	3,414	(25,878)
Marketing and sales	(12,874)	30	43	(12,801)
Corporate and administration	(14,806)	1,078	5	(13,723)
Depreciation and amortization	(4,910)	—	204	(4,706)
Related parties	—	(1,108)	—	(1,108)

Total operating expenses	(61,882)	—	3,666	(58,216)

OTHER (EXPENSE) INCOME:
Interest expense	(1,907)	116	—	(1,791)
Interest income	132	(36)	—	96
Interest expense-related parties	—	(116)	—	(116)
Interest income-related parties	—	36	—	36

NET INCOME FROM CONTINUING OPERATIONS	3,640	—	1,563	5,203

DISCONTINUED OPERATIONS - (Loss) income from operations of discontinued division, net (Note 3)	3,050	—	(1,563)	1,487
NET INCOME PER COMMON SHARE,
     Year Ended December 31, 2004:

	As		Reclassification	As restated
	previously	Correction	to discontinued	and
	reported	of errors	operations	reclassified
Net income from continuing operations
Basic	$0.19	—	$0.07	$0.26
Diluted	$0.18	—	$0.08	$0.26
Discontinued operations
Basic	$0.15	—	($0.07)	$0.08
Diluted	$0.15	—	($0.08)	$0.07

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2004 and 2005
(In thousands of U.S. dollars)

	2003		2004
	As previously	2003	As previously	2004
	reported	As restated	reported	As restated
CONSOLIDATED STATEMENTS OF CASH FLOWS:

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,337	$7,943	$6,690	$6,690
Impairment of investment in equity securities	—	394	—	—
Dividends from unconsolidated affiliates	—	371	—	493
Change in accounts receivable, net	—	—	4,598	1,568
Change in due from related parties and other current assets	—	—	(8,743)	(5,713)
Net cash provided by operating activities	13,031	13,402	3,620	4,113

CASH FLOWS FROM INVESTING ACTIVITIES
Distributions to minority owners of consolidated subsidiaries	—	—	(380)	—
Restricted cash released in guarantee of Chilean syndicated loan	—	706	—	907
Investments in unconsolidated affiliates	371	—	(2,882)	(3,375)
Net cash used in investing activities	(5,348)	(5,013)	(5,680)	(4,886)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to minority owners of consolidated subsidiaries	—	—	—	(380)
Restricted cash released in guarantee of Chilean syndicated loan	706	—	907	—
Net cash (used in) provided by financing activities	(7,564)	(8,270)	1,585	298
15. SUBSEQUENT EVENT
     Conversion of Convertible Debentures into Common Shares — During July 2006, Claxson’s executives (Mr. Vivo-Chaneton, Mr. Haiek and Mr. Ituarte), and subsidiaries of the Cisneros Group notified Claxson of their election to convert the principal amount of $2,000 and $1,500 of convertible debentures, respectively, into Class A common shares at a previously agreed conversion price of $3.24 per share by the executives and $2.79 per share by the subsidiaries of the Cisneros Group (see Note 6).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders
DLA Holdings, Inc. and Subsidiaries
Miami, Florida
We have audited the accompanying consolidated balance sheet of DLA Holdings, Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DLA Holdings, Inc. and Subsidiaries as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The financial statements as of December 31, 2004, and for the period from October 29, 2004 through December 31, 2004, were reviewed by us, and our report thereon, dated July 5, 2005, stated we were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as whole.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered losses since its inception and has required cash contributions from the shareholders during 2004 and 2005 to sustain its operations. This raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ McClain & Company, LC
Certified Public Accountants
March 23, 2006

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

		(Reviewed)
	2005	2004
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$599,057	$1,395,961
Accounts receivable	1,090,001	482,254
Unbilled revenue	455,256	373,233
Prepaid expenses and other current assets	50,750	654,347

Total current assets	2,195,064	2,905,795
PROPERTY AND EQUIPMENT, NET	5,589,044	7,284,300
DEPOSITS AND OTHER ASSETS	2,133,550	3,305,239

Total assets	$9,917,658	$13,495,334

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Note payable, current portion	$402,052	$—
Accounts payable and accrued expenses	3,840,380	2,374,425
Accrued payroll related costs	8,381	30,976
Other current liabilities	913,801	590,782

Total current liabilities	5,164,614	2,996,183

OTHER LIABILITIES
Notes payable	6,283,523	6,685,575
Preferred shares subject to mandatory redemption	7,591,773	7,013,713
Other liabilities	617,088	560,346

Total other liabilities	14,492,384	14,259,634

Total liabilities	19,656,998	17,255,817

Commitments and contingencies (Notes 7, 8, 12 and 13)	—	—

STOCKHOLDERS’ DEFICIT
Common stock, $.01 par value, 15,000,000 shares authorized, 9,375,001 shares issued and outstanding	93,750	93,750
Additional paid-in capital	1,425,000	1,425,000
Accumulated deficit	(11,258,090)	(5,279,233)

Total stockholders’ deficit	(9,739,340)	(3,760,483)

Total liabilities and stockholders’ deficit	$9,917,658	$13,495,334

See independent auditors’ report. The accompanying notes to the consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005 AND THE PERIOD FROM OCTOBER 29, 2004
THROUGH DECEMBER 31, 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

		(Reviewed)
	2005	2004

REVENUES	$5,708,692	$711,464

COSTS AND EXPENSES
Direct operating (excluding depreciation and amortization)	4,368,991	798,608
Other operating, general and administrative	4,231,884	1,272,320
Depreciation and amortization	2,095,596	346,609

Total operating costs and expenses	10,696,471	2,417,537

Loss from operations	(4,987,779)	(1,706,073)

OTHER
Interest expense	(991,078)	(165,412)

Net loss	$(5,978,857)	$(1,871,485)

See independent auditors’ report. The accompanying notes to the consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
YEAR ENDED DECEMBER 31, 2005 AND THE PERIOD FROM OCTOBER 29, 2004 THROUGH DECEMBER 31, 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

					Total
	Common Stock		Additional	Accumulated	Shareholders’
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance at October 29, 2004	—	$—	$—	$—	$—

Issuance of common stock	9,375,001	93,750	—	—	93,750

Contribution to capital	—	—	1,425,000	—	1,425,000

Transfer of net member’s equity as a result of corporate reorganization	—	—	—	(3,407,748)	(3,407,748)

Net loss	—	—	—	(1,871,485)	(1,871,485)

Balance at December 31, 2004 (Reviewed)	9,375,001	93,750	1,425,000	(5,279,233)	(3,760,483)

Net loss	—	—	—	(5,978,857)	(5,978,857)

Balance at December 31, 2005	9,375,001	$93,750	$1,425,000	$(11,258,090)	$(9,739,340)

See independent auditors’ report. The accompanying notes to the consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005 AND THE PERIOD FROM OCTOBER 29, 2004
THROUGH DECEMBER 31, 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

		(Reviewed)
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,978,857)	$(1,871,485)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,095,596	346,609
Bad debt expense	175,873	57,926
Accrued interest expense on preferred stock	578,060	96,675
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(783,620)	33,223
Increase in unbilled revenue	(82,023)	(250,927)
Decrease (increase) in prepaid expenses and other current assets	603,597	(488,385)
Increase (decrease) in accounts payable and accrued expenses	1,465,955	(1,667,996)
Decrease in accrued payroll and related costs	(22,595)	(18,458)
Increase in other current liabilities	323,019	378,904
Decrease other liabilities	56,741	49,390

Total adjustments	4,410,603	(1,463,039)

Net cash used in operating activities	(1,568,254)	(3,334,524)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(356,150)	(9,426)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from subscription receivable	1,127,500	—
Proceeds from mandatory redeemable preferred stock	—	3,000,000
Proceeds from issuance of common stock	—	1,500,000

Net cash provided by financing activities	1,127,500	4,500,000

Net (decrease) increase in cash and cash equivalents	(796,904)	1,156,050

CASH AND CASH EQUIVALENTS, beginning of period	1,395,961	239,911

CASH AND CASH EQUIVALENTS, end of period	$599,057	$1,395,961

See independent auditors’ report. The accompanying notes to the consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005 AND THE PERIOD FROM OCTOBER 29, 2004
THROUGH DECEMBER 31, 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

		(Reviewed)
	2005	2004
Cash paid during the year for interest	$67,857	$9,563
Cash paid during the year for income taxes	—	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
On October 29, 2004, pursuant to the Exchange, Contribution and Subscription Agreement discussed in Note 7, in addition to cash received, accrued monitoring fees of $988,670, interest payable of $1,417,958, notes payable of $8,750,000, and net member deficit of $3,407,748, were exchanged for new notes totaling $5,581,412, preferred shares of $3,917,038, subscription receivable of $3,000,000 and $18,750 of common stock of DLA Holdings, Inc.
See independent auditors’ report. The accompanying notes to the consolidated financial statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 1 -	ORGANIZATION

DLA Holdings, Inc. (“Holdings” or “the Company”) is a British Virgin Islands international business company formed in October 2004 to acquire 100% of the membership interest in Digital Latin America, LLC and its 100% owned subsidiary, PPV Services, LLC (DLA). Digital Latin America, LLC and PPV Services, LLC, a Delaware Limited Liability Company, were formed on March 8, 2000, as a venture funded by HMTF DLA, Inc. (HM), Liberty International DLA, Inc. (Liberty), and DLA Partners, Inc. (a 100% indirect subsidiary of Motorola, Inc. or “Motorola”) (individually, “a Member”, or collectively, “the Members”). DLA operates from its headquarters in South Florida. Liberty sold its interest to HM on October 29, 2004, immediately before the Company underwent an ownership and debt restructuring (see Note 7). DLA Holdings, Inc. and DLA are under common control, thus the accounting treatment for the business combination was similar to pooling of interests.

NOTE 2 -	NATURE OF BUSINESS

In 2002, DLA commenced its planned principal operations of delivery of digital programming, data and other services to cable operators in Latin America. DLA has been subject to all the risks inherent in establishing a new business venture. In 2002, DLA’s primary focus was launching and marketing its services to cable operators in Latin America and the Caribbean, and continued generating losses through the year ended December 31, 2005, as it builds its customer base and markets its services. There can be no assurances that management’s plans will be successful.

DLA’s cash flows from operations have been insufficient to pay for its operations. Shortfalls in cash flows have been met through shareholder financing. On October 29, 2004, DLA restructured its obligations and obtained funding from new investors (see Note 7) to help ensure there is sufficient capital to maintain DLA during its growth phase, and to continue as a going concern.

NOTE 3 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements of the Company include the accounts of DLA Holdings, Inc., Digital Latin America, LLC, and its wholly-owned subsidiary, PPV Services, LLC (DLA). All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 3 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE
Accounts receivable are due from sales of digital programming and other services and are net of an allowance for doubtful accounts of $1,036,924 and $97,277 at 2005 and 2004, respectively. Included in accounts receivable is approximately $0 and $12,300 due from affiliates of shareholders for 2005 and 2004, respectively. Trade receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition.

UNBILLED REVENUE
The Company believes unbilled revenue is realizable in accordance with the provisions of the respective contracts. Included in 2005 unbilled revenue is approximately $20,000 due from affiliates of shareholders.

PREPAID LICENSE AND PRODUCTION COSTS (INCLUDED IN OTHER ASSETS)
The Company has paid license fees and production costs for movies to be aired on its pay-per-view channels during 2005 and 2004. License fees are expensed when the movies first air. Production costs generally relate to movie language translation and promotional spots and are expensed when incurred.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets or the lease term, if shorter. Expenditures for repairs and maintenance are charged to expense as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company adopted SFAS No. 144 on January 1, 2002. In accordance with SFAS No. 144, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset. The adoption of SFAS No. 144 did not have an impact on the Company’s consolidated financial statements.

See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 3 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE Revenue is primarily the result of providing basic, pay-per-view and transport services.

Basic services are per subscriber fees which include digital music, interactive programming guide, general access to pay-per-view services and infocast, a scrolling news service. Basic services revenue is recognized in the month the services are delivered to subscribers.

Pay-per-view services include movies, events and adult programming. Revenues are based on a per buy basis and may include minimum guarantees. Revenues from minimum guarantees are recognized when the programming is first aired, and revenues generated from buys are recognized in the months buys occur. Revenue generated from buys in excess of the minimum guarantee is recognized at the end of the license period.

Transport/playout services and niche channel revenue is recognized in the month the services are provided to customers.

For 2005 and the period from October 29, 2004 through December 31, 2004, revenue consisted mainly of the following:

	2005	2004
Basic service	64%	49%
Pay-per-view services	20%	31%
Transport/playout	14%	19%
Other	2%	1%

	100%	100%

DIRECT OPERATING COSTS
Direct operating costs consist primarily of transport costs which include satellite and uplink services. The Company’s license fees and production costs are based on contracts with programming content suppliers whose compensation is typically based on a flat fee and/or a percentage of the Company’s gross receipts or a fee determined by calculating the number of average subscribers in the period.

For 2005 and the period from October 29, 2004 through December 31, 2004, direct cost consisted mainly of the following:

	2005	2004
Transport costs	64%	70%
Programming costs	25%	26%
Other	11%	4%

	100%	100%

See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 3 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER OPERATING COSTS Other operating costs include all other costs directly related to the generation of the Company’s services and are expensed as incurred.

CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains cash balances at financial institutions that may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks. The exposure to the Company from these transactions is solely dependent upon the bank balances and the financial strength of the respective institutions. The Company also invests its excess cash in a money market mutual fund and overnight repurchase agreements. The overnight repurchase agreements represent an interest in low risk U.S. government reserves, the Federal Deposit Insurance Corporation or any other U.S. government agency.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, and notes payable are reflected in the financial statement at cost, which approximates fair value.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
The Company is not a taxpaying entity for purposes of federal or state income taxes. An election has been made by the Company to be treated as a partnership for U.S. tax purposes, with income or loss of the Company passed through to the shareholders in proportion to their ownership interest and, accordingly, no provision for income taxes is made in these statements. As a British Virgin Islands IBC, the Company is exempt from that country’s income and capital gains taxes for 20 years from the date of its formation (October 2004).

COMPREHENSIVE INCOME The Company has no components of other comprehensive income. Accordingly, comprehensive income is equal to historical net loss.
See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 4 -	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at the respective balance sheet dates:

	Useful Lives	2005	2004
Computer equipment and software	3	$880,244	$734,244

Office furniture and equipment	5 - 7	427,187	422,786

Leasehold improvements	Shorter of lease or asset life	1,471,065	1,456,137

Audio and video reception, processing and monitoring equipment	7	12,284,627	12,093,806

		15,063,123	14,706,973

Less accumulated depreciation and amortization		9,474,079	7,422,673

Property and equipment, net		$5,589,044	$7,284,300

NOTE 5 -	DEPOSITS AND OTHER ASSETS

Deposits and other assets consist of the following at the respective balance sheet dates:

	2005	2004
Related party receivable	$1,872,500	$3,000,000
Facility, utility and other deposits	195,086	195,086
Other assets	65,964	110,153

	$2,133,550	$3,305,239

NOTE 6 -	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	2005	2004
Accounts payable	$1,780,280	$890,888
Accrued expenses	2,060,100	1,483,537

	$3,840,380	$2,374,425

See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 7 -	BUSINESS COMBINATION

On October 29, 2004, DLA executed an ownership restructuring plan, pursuant to the Exchange, Contribution and Subscription Agreement (Exchange Agreement) dated October 29, 2004 among DLA Holdings, Inc., Digital Latin America, LLC, HMTF DLA, Inc., DLA Partners, Inc., General Instrument Corporation (Motorola Parent), Motorola, Inc., Claxson Interactive Group, Inc. (Claxson), and Lifford International Co. Ltd. (Lifford). The details of the agreement are as follows and explained in further detail in Notes 8, 9, 10 and 12.

HM contributed 35,260,000 units of DLA, LLC. Outstanding notes and accrued interest were consolidated and contributed to DLA Holdings, Inc. in exchange for 3,604,688 Class A Common Shares and 417,038 Series A Preferred Shares in Holdings and a note from Holdings in the amount of $512,316.

Motorola contributed 5,740,000 units of DLA, LLC. Outstanding notes and accrued interest were consolidated into one and contributed, and Motorola released the obligations under the Motorola Management and Oversight agreement in exchange for 1,270,313 shares of Class A Common Shares and 750,000 Series A Preferred Shares of Holdings, a secured note and security agreement for $4,000,000 and a common stock warrant. The issuance of 250,000 of the 750,000 Series A Preferred Shares was subject to the release of a security interest in certain surplus equipment which DLA planned to sell. As of December 31, 2005, the equipment had not yet been sold, thus $250,000 remains as a liability to Motorola and is included in accrued expenses.

Lifford contributed $4,500,000 in cash, and agreed to contribute an additional $3,000,000 over three years to pay the fees pursuant to the terms of the Claxson Services Agreement. In exchange Lifford received 4,499,999 Class A Common Shares and 6,000,000 Series A Preferred Shares of Holdings. At December 31, 2005, the balance still to be contributed was $1,872,500.

In addition to the aforementioned contributions and exchanges, the Company amended certain agreements and entered into various other agreements with shareholders and affiliates as discussed in Note 8.

NOTE 8 -	COMMITMENTS AND CONTINGENCIES

The Company leases its corporate office space under a five-year renewable lease agreement entered into in December 2000. This lease was renewed in 2005. Also, the Company has entered into non-cancelable agreements with certain companies for satellite transponder space and uplink services. The initial lease term for the satellite transponder space began in November 2001 and was to expire in April 2014. In 2004, the lease was amended to reduce the amount of space and extend the lease term to April 30, 2017. In June 2005, the lease was reduced by an additional transponder. The uplink service agreement began January 2001 and is through December 2010. The uplink service agreement is cancelable, however, during the first five years, a six-month

See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 8 -	COMMITMENTS AND CONTINGENCIES (CONTINUED)

cancellation notice must be provided. The Company would have to replace such service if the uplink service agreement were cancelled. Total lease expense under the above leases for 2005 and the period from October 29, 2004 through December 31, 2004, was approximately $2,575,000 and $589,000, respectively.

In addition, the Company entered into monitoring agreements with its shareholders or their affiliates. On October 29, 2004, pursuant to the Exchange Agreement discussed in Note 7, the monitoring agreements were amended or cancelled, and an additional monitoring agreement was added. Under the original agreements, the Company was required to pay an annual fee of $250,000 each to Liberty and an affiliate of HM, and an annual fee of $81,395 to an affiliate of Motorola. The term of each of the agreements was 10 years and began in 2000. The Members had agreed that payments of the monitoring fees would be delayed until the Company generated enough funds to fulfill this obligation. On October 29, 2004, Liberty sold its interest in the monitoring fees to the affiliate of HM and the accrued fees were converted to a note. Also, HM’s agreement was amended to change the term of the agreement to expire on December 31, 2009, and the annual fee was changed to $290,500. No payments are required until October 1, 2006. Interest of 6% per annum will accrue on the outstanding balance. The Company also entered into a new monitoring and oversight agreement with Claxson Interactive Group, an affiliate of Lifford, requiring an annual fee of $290,500, payable quarterly until December 31, 2009. The monitoring and oversight agreement with the Motorola affiliate was terminated on October 29, 2004. Total monitoring and oversight expense for 2005 and the period from October 29, 2004 through December 31, 2004, was approximately $581,000 and $77,000, respectively.

Pursuant to the Exchange Agreement, the Company entered into an agreement with Claxson Playout, Inc. (f/k/a The Kitchen, Inc.) (Claxson Playout). For a five-year term, Claxson Playout will provide services including program origination and playback services for the playback of certain channels, traffic management, post-production and digital editing services, library organization services, and signal distribution satellite space. The fee for all services, is $80,834 per month. The satellite service did not begin until May 2005. Total expenses under these agreements for 2005 and the period from October 29, 2004 through December 31, 2004, was approximately $747,000 and $25,000 respectively.

See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 8 -	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Pursuant to the Exchange Agreement, the Company entered into an agreement with Claxson USA II, Inc. (Claxson), an affiliate of a shareholder. For a five-year term, Claxson will provide management services to the Company. These services include cash management, accounting and financial reporting, human resources and facilities management, business and legal affairs, information technology services, website services, and program administration and scheduling services. The fee for these services is $265,000 per year, billed monthly. Total expenses for these services for 2005 and the period from October 29, 2004 through December 31, 2004, was approximately $225,000 and $20,000, respectively.

Minimum future payments under these agreements at December 31, 2005 are:

	Related	Non-related
December 31	Parties	Parties	Total
2006	$1,816,008	$2,135,634	$3,951,642
2007	1,816,008	2,141,537	3,957,545
2008	1,816,008	2,147,736	3,963,744
2009	1,816,008	2,154,243	3,970,251
2010	—	2,148,559	2,148,559
Thereafter	—	10,234,975	10,234,975

	$7,264,032	$20,962,684	$28,226,716

Pursuant to an agreement among the Company, one of its vendors, and an affiliate third party, the Company has guaranteed to pay the vendor up to approximately $27,000, should the third party either not return certain equipment lent to it for testing purposes by the vendor or default on payment if the third party elects to purchase the equipment.

Pursuant to the Exchange Agreement, the Company entered into an agreement with Motorola to provide Set-Top Authorization Services to cable operators (MSO’s) that are the Company’s customers at a fixed price for a five-year term with any customer which is, or becomes, a customer of the Company during the period from October 29, 2004 to July 31, 2005. Motorola agrees to provide the service exclusively to the Company’s MSO customers. The Company agrees to cooperate with Motorola in the marketing to MSO’s of head-end units and set-top terminals for use with the Company’s services and will establish, with some exceptions, that as a condition for MSO’s to receive the Company’s services, Motorola shall be the exclusive provider of set-top terminals.

NOTE 9 -	LONG-TERM DEBT

At December 31, 2005 and 2004, long-term debt consisted of the following:

	2005	2004
Notes payable to Motorola, secured by the Company’s assets, interest at 6% per annum, compounded quarterly, accrued interest and principal payments payable based on a formula and certain criteria stipulated in the note, maturity on December 31, 2008. The note contains optional conversion rights that may be exercised at any time at one share per each $.01 of debt outstanding, up to 289,948 shares.	$4,000,000	$4,000,000

Note payable to an affiliate of HM, interest at 6% per annum, compounding quarterly; interest and principal payments payable based on a formula and certain criteria stipulated in the note, maturity on December 31, 2008.	534,548	534,548

Note payable to HM, interest at 6% per annum, compounding quarterly; interest and principal payments payable based on a formula and certain criteria stipulated in the note, maturity on December 31, 2008.	534,548	534,548

Note payable to HM, interest at 6% per annum, compounding quarterly; interest and principal payments payable based on a formula and certain criteria stipulated in the note, maturity on December 31, 2008.	512,316	512,316

Note payable to a vendor, PanAmSat, secured by the Company’s assets, interest at 5% per annum, monthly interest only payments until December 31, 2005, monthly principal and interest payments of $25,000 January 2006 through June 2006, $50,000 July 2006 through December 31, 2006, $100,000 January 2007 through May 2007, and the balance due on June 15, 2007.	1,104,163	1,104,163

	6,685,575	6,685,575
Less current portion	402,052	—

	$6,283,523	$6,685,575

Interest expense on these notes for 2005 and the period from October 29, 2004 to December 31, 2004, was approximately $401,000 and $67,000, respectively.
See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 9 -	LONG-TERM DEBT (CONTINUED)

Following are maturities of long-term debt for each of the next 3 years:

2006	$402,052
2007	702,111
2008	5,581,412

$6,685,575

NOTE 10 -	SHARES SUBJECT TO MANDATORY REDEMPTION

Pursuant to the Exchange Agreement discussed in Note 7, the Company issued 6,917,038 shares of $1 par preferred stock with mandatory redemption requirements. The Company may redeem or purchase all or any part of the issued and outstanding preferred shares, but is required to redeem the shares upon the twelfth anniversary of the issued date, or October 29, 2016. The redemption price shall be equal to its liquidation preference which is defined as the original par value plus all accrued, unpaid dividends. Cumulative cash dividends of 8% of the par value plus accrued and unpaid dividends per annum are payable quarterly in arrears but will not be paid until after October 29, 2009. The amount of all accrued and unpaid dividends shall be added to the liquidation preference for each share.

The dividends accrued and unpaid at December 31, 2005 and 2004, were approximately $675,000 and $97,000, respectively, and $578,000 and $97,000, respectively, are included in interest expense. Total liquidation preference of the shares subject to mandatory redemption, including accrued and unpaid dividends at 2005 and 2004, are $7,591,772 and $7,013,713, respectively.

NOTE 11 -	RELATED-PARTY TRANSACTIONS

For 2005, and the period from October 29, 2004 through December 31, 2004, in addition to the transactions discussed in Note 7 and Note 9, the accompanying consolidated balance sheets and statements of operations include the following amounts relating to subscriber fees, transport and uplink services, monitoring fees, management services and other services discussed in these financial statements:

	2005	2004
Accounts receivable	$—	$128,316
Unbilled receivables	19,788	12,282
Accounts payable and accrued expenses	1,393,370	98,123
Revenue	272,207	12,282
Other operating general and administrative expenses	1,609,129	109,770
See independent auditors’ report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
DLA HOLDINGS, INC. AND SUBSIDIARIES

NOTE 12 -	STOCK WARRANTS

Pursuant to the Exchange Agreement, the Company issued a warrant to Motorola to purchase 445,416 fully paid and non-assessable Class A Common Shares of the Company at an exercise price of $5.17 per share. The warrant may be exercised in whole or in part during the period from October 29, 2004 to October 28, 2009, paid in cash or through the surrender of that portion of the $4,000,000 promissory note.

NOTE 13 -	OTHER CONTINGENCIES

As of February 2005, the Company is a party in a lawsuit with a private equity firm that was contracted in 2003 to find additional investors for the Company. The private equity firm has claimed that the reorganization referred to above is subject to a fee in the range of $350,000 to $1,500,000. The Company believes that it is not liable to the claimant and is unable to estimate a potential liability, if any.

See independent auditors’ report.

INDEX TO EXHIBITS

Exhibit
No.	Description

8.1	List of significant subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Co. S.R.L.

15.2	Consent of Deloitte & Touche LLP

15.3	Consent of McClain & Company L.C.