Form 20-F
period 2006-12-31
CLAXSON INTERACTIVE GROUP INC
filed 2007-12-17
CIK 1132340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Avenida Melian 2780
C1430EYH Buenos Aires, Argentina
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Class A Common Shares, Par Value U.S.$0.01 Per Share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was 21,651,380 Class A Common Shares, 2 Class C Common Shares, 7 Class F Common Shares and 1 Class H Common Share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No
     Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☒ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

CLAXSON INTERACTIVE GROUP INC.
FORM 20-F
ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2006

INDEX

INTRODUCTION
     This annual report on Form 20-F for the year ended December 31, 2006 also constitutes our annual report to shareholders and includes our audited consolidated balance sheets as of December 31, 2005 and 2006 and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006.
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
     The Cisneros Group is a name used to describe a group of investments, joint ventures, strategic alliances and companies engaged in diversified consumer businesses, including broadcast and pay television, content production and other entertainment, media and communications enterprises, that are associated with Gustavo and Ricardo Cisneros and trusts established by them principally for the benefit of themselves and their families. Hicks Muse is an international private investment firm with headquarters in Dallas and offices in New York, London and Buenos Aires. Ibero-American Media Partners II, Ltd. was a joint venture between members of the Cisneros Group and Hicks Muse. El Sitio, Inc. is an international business company incorporated under the laws of the British Virgin Islands.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers Not Applicable

Item 2.	Offer Statistics and Expected Timetable Not Applicable

Item 3.	Key Information
A.	Selected Financial Data
Selected Financial Data
     The following tables present our selected historical financial data, which have been derived from audited financial statements. All fiscal years presented reflect the classification of (a) Chilevision, (b) the language conversion and international master recording traffic services of Claxson Playout, Inc., (c) the Basic pay television channels and (d) the Broadcast Radio division’s financial results as discontinued operations. See Note 3 “Acquisitions and Disposals” in the notes to the accompanying consolidated financial statements.

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

	2002	2003	2004	2005	2006
		(In thousands of U.S. dollars)
Total net revenues	$13,056	$21,228	$19,136	$22,396	$26,413
Total operating expenses	(22,662)	(29,536)	(25,511)	(28,322)	(28,845)
Operating loss	(9,606)	(8,308)	(6,375)	(5,926)	(2,432)
Other (expense) income	(2,068)	632	777	1,486	1,025
Equity in (losses) earnings from unconsolidated affiliates and related transactions	(6,745)	367	245	(2,593)	(313)
(Provision) benefit for income taxes	34	(971)	(471)	296	(233)
Minority interest	—	27	267	267	(71)
Net loss from continuing operations	(18,385)	(8,253)	(5,557)	(6,470)	(2,024)
Discontinued operations	(120,881)	16,196	12,247	12,702	14,041
Net (loss) income	$(139,266)	$7,943	$6,690	$6,232	$12,017
Net loss from continuing operations per common share
Basic	$(0.98)	$(0.46)	$(0.28)	$(0.32)	$(0.10)
Diluted	$(0.98)	$(0.46)	$(0.28)	$(0.32)	$(0.10)
Net (loss) income per common share
Basic	$(7.46)	$0.42	$0.34	$0.31	$0.57
Diluted	$(7.46)	$0.42	$0.34	$0.31	$0.57
Consolidated Balance Sheet Data
as of December 31:

	2002	2003	2004	2005	2006
		(In thousands of U.S. dollars)
Cash and cash equivalents	$3,697	$4,750	$4,491	$19,716	$14,183
Total assets (1)	155,922	157,192	169,949	167,997	165,755
Working capital (1)	(11,064)	(1,553)	11,342	18,497	32,051
Total long-term liabilities	1,109	466	3,616	—	—
Minority interest	1,208	1,191	562	293	360
Shareholders’ equity	3,195	9,993	22,603	33,101	47,533
Total common shares	18,678	19,407	20,313	20,486	21,651

(1)	For 2002, 2003, 2004, 2005 and 2006, includes assets and liabilities of discontinued operations.

B.	Capitalization and Indebtedness

Not Applicable
C.	Reasons for the Offer and Use of Proceeds

Not Applicable
D.	Risk Factors
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
     Our five largest pay television system operators accounted for approximately 52% and 49% of our total continuing revenues in the years ended December 31, 2005 and 2006, respectively. The loss of any of our major existing pay television system operators, unless replaced by other operators, could have a material adverse effect on our financial performance.
     Members of the Cisneros Group and Hicks Muse control Claxson, which could inhibit or cause potential changes of control of Claxson.
     Members of the Cisneros Group and Hicks Muse control, in the aggregate, approximately 75% of the voting power on all matters submitted to our shareholders and control the outcome of actions requiring the approval of holders of a majority of our common shares, including a material sale or acquisition. In addition, through their ownership of our Class C and Class H common shares, these shareholders are entitled to designate seven of the twelve members of our board of directors. This control could discourage other parties from initiating potential merger, acquisition or other change of control transactions that might otherwise be beneficial to our shareholders. In addition, the Cisneros Group and Hicks Muse could use their ownership position to cause a transaction to occur in which either or both of these shareholders or a third party would acquire most or all of Claxson, in which event other shareholders could be deprived of the opportunity to remain shareholders of Claxson.
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
     In addition to their interests in Claxson, members of the Cisneros Group and affiliates of Hicks Muse hold, and may in the future acquire, interests in other media businesses in Ibero America, some of which may compete, or have relationships with strategic partners that compete, with us. In particular, funds affiliated with Hicks Muse own interests in TV Cidade in Brazil and Intercable in Venezuela. Intercable is a significant pay television system operator in Latin America.
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
     We derive substantially all of our revenue from subscriber-based fees and advertising, for which we compete with various other media, including newspapers, television, Internet, radio stations and pay television channels that offer customers information and services similar to ours. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our financial performance.
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
     The nature of our business and our reliance on intellectual property and other proprietary rights subjects us to the risk of significant litigation.
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
     Our businesses are regulated by governmental authorities in the countries in which we operate. Regulation relates to, among other things, licensing, access to satellite transponders, commercial advertising, foreign investment and standards of decency/obscenity. Changes in the regulation of our operations or changes in interpretations of existing regulations by courts or regulators, could adversely affect us by reducing our revenues, increasing our operating expenses and exposing us to significant liabilities for noncompliance with such modified or reinterpreted regulations. While we are not able to reliably predict particular regulatory developments that could affect us adversely, those regulations related to adult content and the Internet, illustrate some of the potential difficulties we face.
•	Adult content. Regulation of adult content could prevent us from making our content available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition or results of operations. Regulation aimed at limiting minors’ access to adult content could also increase our cost of operations and introduce technological challenges, such as by requiring development and implementation of age verification systems.

•	Internet. Various governmental agencies are considering a number of legislative and regulatory proposals that may lead to laws or regulations concerning various aspects of the Internet, including online content, intellectual property rights, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Regulation of the Internet could materially adversely affect our business, financial condition or results of operations by reducing the overall use of the Internet, reducing the demand for our services or increasing our cost of doing business.
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
     We intend to take the Company private. Failure to complete such transaction will result in the continuation of the incurrence of substantial accounting and legal costs in order to comply with the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K, and we may experience a loss of investor confidence, and a decrease in the market price of our Class A common shares, if we are unable to so comply.
     If the Company continues to be a public reporting company, commencing with our annual report for the fiscal year ending December 31, 2007, we will be required to comply with the internal control over financial reporting requirements of Item 308 of Regulation S-K. As part of these new rules, we will be required to include in our annual report on Form 20-F, a report containing management’s assessment of the effectiveness of our internal control over financial reporting. In addition, commencing with our annual report for the fiscal year ending December 31, 2008, our independent registered public accounting firm will be required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.
     We expect to incur substantial legal and accounting costs in order to initially comply and continue to comply with the internal control over financial reporting requirements of Item 308 of Regulation S-K. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, or otherwise fail to comply with the requirements of Item 308 of Regulation S-K, we could experience a loss of investor confidence in the reliability of our financial statements, which could lead to a decrease in the market price for our Class A common shares and harm our business.

RISKS RELATED TO LATIN AMERICA
     Because our pay television business market is concentrated in Latin America, our financial performance is especially sensitive to risks associated with political, regulatory and economic conditions in the region.
     Changes in Latin American countries government policy affecting trade, investment, taxes, protection of intellectual property or the media industry generally or instability in the currency, economy or government could have a material adverse effect on our results of operations and financial condition.
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
     Our Class A common shares are currently traded on the pink sheets. Compared to the NASDAQ SmallCap Market or the OTC Bulletin Board, an investor may find it more difficult to sell our securities. Also, since we are no longer traded on the NASDAQ SmallCap Market, if the average trading price of our Class A common shares is below U.S.$5.00 per share, trading in our Class A common shares is subject to certain other rules of the U.S. Securities Exchange Act of 1934. Such rules require additional disclosure by broker-dealers in connection with certain trades involving a stock defined as a “penny stock”. “Penny stock” is defined as any non-Nasdaq equity security that has a market price of less than U.S.$5.00 per share, subject to certain exceptions. Such rules require the delivery of a disclosure schedule explaining the penny stock market and the risks associated with that market before entering into penny stock transactions. The rules also impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in the securities. This could severely limit the market liquidity of the securities and the ability to sell the securities in the secondary market.
     Our shareholders may face difficulties in protecting their interests because we are a British Virgin Islands international business company.
     Our governance matters are principally determined by our memorandum and articles of association and the Business Companies Act of the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of directors, officers and controlling shareholders under British Virgin Islands law have not been extensively developed, particularly when compared with statutes and judicial precedents of most states and other jurisdictions in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state or other jurisdiction in the United States.

You may experience difficulty in enforcing civil liabilities against us.
     We are a British Virgin Islands business company with a substantial portion of our assets located outside of the United States. In addition, many of our directors and executive officers, as well as other of our controlling persons, reside or are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts predicated solely upon the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal or state securities laws. There is also doubt as to enforceability of judgments of this nature in several of the jurisdictions in which we operate and our assets are located.
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
A. History and Development of the Company
     We were incorporated as a business company under the laws of the British Virgin Islands on October 16, 2000. Our legal and commercial name is Claxson Interactive Group Inc. Our registered office is at Romasco Place, PO Box 3140, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our headquarters and principal executive offices are located at Avenida Melian, 2780, C1430EYH Buenos Aires, Argentina and our telephone number is 011-54-11-4339-3700. We maintain a United States principal executive office located at 1550 Biscayne Boulevard, Miami, Florida 33132. Our telephone number in Miami is (305) 894-3500.
     We were formed in a merger transaction that combined media assets contributed by Ibero-American Media Partners II, Ltd., and other media assets contributed by members of the Cisneros Group and El Sitio, Inc. For a description of the merger transaction, see the “Introduction” to this annual report on Form 20-F.
B. Business Overview
     We are a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. We combined assets in pay television, and broadband and Internet to create an integrated media company with a portfolio of popular entertainment brands and multiple methods of distributing our content.
     During 2006 we determined that it was in our best interest to sell our Basic pay television channels, while continuing to operate the Playboy TV Latin America joint venture, as we believed that after the consolidation of the pay television distributors throughout the region, there was a need for consolidation of the programming providers to balance the carriage negotiations. We believed our assets would represent an attractive business to global multimedia companies seeking to consolidate their position in the region. After having preliminary discussions with certain potential interested parties, and in order to maximize shareholder value, we engaged Bear Stearns as financial advisor to run a private auction process for our Basic pay television channels, and on December 14, 2006 we executed an agreement with Turner Broadcasting System, Inc., which we refer to as “Turner” for such sale.
     The agreement with Turner relates to our seven basic pay television channels, including our pay television broadcast operations center in Buenos Aires, Argentina, and related services, for a total purchase price of U.S.$235 million. As part of the transaction, Turner will provide sales representation and technical support services for the Playboy TV Latin America channels. The closing of the sale of the Basic pay television channels occurred on October 3, 2007 after obtaining anti-trust approval. For more information about the net proceeds from this transaction see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     Given that the overall environment for radio in Chile was positive, we determined it was in our best interest to try to sell the assets during 2006. On December 22, 2006 we signed an agreement with an affiliate of Grupo Latino de Radio, affiliates of the Spanish media group “Grupo Prisa”, for the sale of our eight radio networks operations in Chile. We had maintained discussions with Grupo Prisa for the sale of the radio networks in Chile since the beginning of 2006 as we determined we needed to focus on our Pay TV business as our core business. The closing of the radio sale transaction occurred on July 31, 2007. For more information about the net proceeds from this transaction see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     In addition, given that our radio operation in Uruguay did not recover fully from the 2002 economic crisis in that country, we decided to discontinue this operation and to that end we sold the assets to local management in November 2006. Our broadcast radio business included an eight-station radio network with the largest audience share in Chile, which constituted the largest radio group in Chile, and three radio stations in Uruguay. We formerly operated the fourth largest broadcast television network in Chile which we sold in May 2005, see Note 3 “Acquisitions and Disposals” in the consolidated financial statements.
     After giving effect to the Basic pay television channels sale transaction, our pay television business will primarily consist of Playboy TV Latin America, our 81% owned joint venture with an affiliate of Playboy Enterprises Inc., that operates four adult premium and pay-per-view networks, and to a lesser extent to the provision of playout services to affiliates and third parties in Florida, as well as all related support services.
     In addition to the assets that we will continue to operate, our pay television business, which was our largest source of revenue prior to being reclassified as discontinued operations, included eleven pay television channels, seven of which were owned and four for which we provided sales representation services.
     Our broadband and Internet business, which is our newest business, is partially dedicated to support our media assets and the production, distribution and selling of digital content specifically developed for broadband.
     We integrate licensed and proprietary content for pay television and Internet formats. By taking advantage of the experience of our management team, we seek to achieve revenue growth that we believe will lead to enhanced long-term financial performance and better position us to take advantage of emerging trends in media distribution.
     We are analyzing strategic alternatives with respect to our remaining assets, and are considering going private. On March 19, 2007, in a letter from Roberto A. Vivo-Chaneton, our Chairman of the Board and Chief Executive Officer, to the board, the management, with the support of our controlling shareholders, offered to acquire for cash all the outstanding Class A common shares, other than shares held by the controlling shareholders and affiliates thereof, for U.S.$10.50 per share subject to the consummation of the sale of our Basic pay television channels to Turner. Pursuant to the letter, following the purchase of the Class A common shares, the Class A common shares would cease trading and be deregistered under Section 12(g)(4) of the Exchange Act.
     On March 19, 2007, our board of directors approved the creation of a special committee, comprised of three independent directors, to evaluate and negotiate the going private transaction as proposed in the letter and other strategic alternatives. On November 8, 2007, management, with the support of the controlling shareholders, amended the going private proposal to increase the price per share offered to acquire for cash up to all of the outstanding Class A Common Shares of the Company held by the shareholders other than the controlling shareholders to $12.35 per share. Such going private transaction, or any similar transaction, and the price to be paid per share for the Class A common shares will be subject to the negotiation of definitive documents, the special committee’s deliberation and recommendation of such transaction to our board of directors and approval by our board and shareholders.

     The following tables present historical selected financial information for our business operations, net of discontinued operations, for the years indicated (in thousands of U.S. dollars):
Year Ended December 31, 2006

		Broadband and		Discontinued
	Pay Television	Internet	Corporate	Operations	Total
Total net revenues	$25,428	$694	$291	$—	$26,413
Operating (Loss) Income	727	293	(3,452)	—	(2,432)
Net (Loss) Income	194	543	(2,761)	14,041	12,017
Cash Flows from Operating Activities	4,897	79	(412)	7,802	12,366
Cash Flows from Investing Activities	(1,304)	(151)	(1,906)	560	(2,801)
Cash Flows from Financing Activities	$(924)	$100	$(5,678)	$(8,213)	$(14,715)
Year Ended December 31, 2005

		Broadband and		Discontinued
	Pay Television	Internet	Corporate	Operations	Total
Total net revenues	$21,998	$95	$303	$—	$22,396
Operating Loss	(1,592)	(576)	(3,758)	—	(5,926)
Net (Loss) Income	(4,153)	309	(2,626)	12,702	6,232
Cash Flows from Operating Activities	3,782	(278)	4,617	8,607	16,728
Cash Flows from Investing Activities	(1,887)	637	(710)	9,216	7,256
Cash Flows from Financing Activities	$(1,289)	$(60)	$(3,490)	$(1,337)	$(6,176)
Year Ended December 31, 2004

		Broadband and		Discontinued
	Pay Television	Internet	Corporate	Operations	Total
Total net revenues	$18,985	$101	$50	$—	$19,136
Operating Loss	(2,051)	(397)	(3,927)	—	(6,375)
Net (Loss) Income	(1,454)	(96)	(4,007)	12,247	6,690
Cash Flows from Operating Activities	2,685	435	539	454	4,113
Cash Flows from Investing Activities	(3,880)	(3)	(1,960)	957	(4,886)
Cash Flows from Financing Activities	$(1,835)	$(144)	$3,691	$(1,414)	$298
Business Strategy
     Our vision is to provide high-quality branded content to serve the tastes and needs of our target audience. We tailor multi-media programming to the Ibero American market by creating original content, as well as by dubbing and subtitling third party content into Spanish and Portuguese, while remaining sensitive to local preferences. We seek to fill the need for a pan-regional alternative that can create, gather, package and deliver differentiated content across multiple media platforms. The key elements of our strategy include the following:
•	Increase Subscription Revenues from a Portfolio of Leading Pay Television Brands. We expect to increase subscriber-based revenues by increasing penetration within the systems that already carry our Playboy TV Latin America channel package, and by benefiting from anticipated growth in pay television subscribers in Ibero America.

•	Develop Additional Revenue Streams. We intend to capitalize on our content production to develop additional sources of revenue, including, among others, the sale or license of content through existing and new media, such as broadband and/or mobile devices.

•	Exploit Market Opportunities for Growth Through Strategic Alliances. Our strategy includes geographic expansion of our existing pay television business, as well as increasing penetration in those geographic markets in which we currently operate primarily through strategic alliances.

•	Leverage Strategic Relationships. We believe that our relationships with the Cisneros Group and Hicks Muse, our principal shareholders, provide us with competitive advantages. We draw upon the relationships, regional expertise and, in the past have drawn on the extensive media assets, of our principal shareholders to enhance our content offerings and facilitate access to distribution and technology platforms.
PAY TELEVISION BUSINESS
     Our pay television business consists primarily of our Playboy TV Latin America joint venture. Playboy TV Latin America is a joint venture that was created in 1996 between a member of the Cisneros Group and an affiliate of Playboy Enterprises, Inc. A subsidiary of Claxson owns 81% of Playboy TV Latin America and an affiliate of Playboy Enterprises, Inc. owns the remaining 19%. Playboy TV Latin America has a strong presence in Latin America and Iberia and as of December 31, 2006 owned, operated and distributed four pay television adult entertainment channels on a premium and pay-per-view basis, namely Playboy TV, Venus, Private Gold, and G-Channel.
     In addition to the adult entertainment channels we operate through our joint venture and a technical services facility in Florida. We also own a 31% interest in DMX Latin America, a joint venture with DMX that offers digital music channels throughout Latin America and the U.S. Hispanic market. Digital Latin America, LLC, which we refer to as “Digital Latin America”, a company in which we have a 48% equity investment, offers a digital solution to cable systems by operating a digital network through satellite transmission.
Playboy TV Latin America Joint Venture
     Playboy TV Latin America, a joint venture 81% owned by us and 19% owned by an affiliate of Playboy Enterprises, Inc., owns, operates and distributes Playboy TV, Venus, the G-Channel and Private Gold throughout Latin America, Spain, and Portugal. In 1999, an affiliate of Playboy Enterprises, Inc. and an affiliate of the Cisneros Group created Playboy TV International LLC, a joint venture to own and operate Playboy TV networks outside of the United States and Canada.
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
     As a result of the restructuring, we now operate all adult content operations under the Playboy TV Latin America joint venture, and in December 2002 we began to consolidate Playboy TV Latin America operations into our pay television division. An affiliate of Playboy Enterprises, Inc. distributes the Playboy TV Latin America programs in the U.S. Hispanic market for a 20% distribution fee to our joint venture.
     An affiliate of Playboy Enterprises, Inc. exclusively licenses to Playboy TV Latin America its entire Playboy television programming library which was in existence as of March 31, 2002 consisting of approximately 12,500 hours of Playboy original programming, licensed movies, and other shows. The program supply agreement also requires an affiliate of Playboy Enterprises, Inc. to license exclusively all new programs produced by Playboy TV Latin America each year, subject to a certain minimum number of program hours. In exchange for these rights, Playboy TV Latin America must pay an affiliate of Playboy Enterprises, Inc. 17.5% of the net revenues from the distribution of these programs, with a guaranteed annual minimum of U.S.$4.0 million, subject to annual increases equal to the consumer price index in the United States. Program license fees amounted to U.S.$4.1 million, U.S.$4.2 million and U.S.$4.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and were classified as product, content and technology expenses in the accompanying statements of income.

     In November 2006, as a result of the plan to launch a non-adult basic pay television channel dedicated to the lifestyle genre through our joint venture (the Lifestyle TV channel), we amended the terms of the joint venture to provide for:
•	a ten year extension to the term of the joint venture and related agreements to end in December 2022;

•	a grant by an affiliate of Playboy Enterprises, Inc. of the rights to use the Playboy brand in relation to the Lifestyle TV channel in television and wireless media in Latin America, Spain and Portugal. Playboy TV Latin America pays an additional license fee of 6% of the net revenues generated from the exploitation of the Lifestyle TV channel;

•	the amendment of Playboy Enterprises, Inc.’s buy up options so that Playboy Enterprises, Inc. has now an option to increase its ownership interest up to 49.9% in the joint venture at any time prior to December 2022. In addition, Playboy Enterprises, Inc. has an option to buy the remaining 50.1% of the joint venture during the ten-year period from December 23, 2012 to December 23, 2022, provided that the 49.9% option has been exercised. Both options are at the fair market value at the time of exercise;

•	a loan of up to U.S.$5.0 million to be made by Claxson over time for the development of the Playboy Lifestyle channel through a Promissory Note issued by a subsidiary of Playboy TV Latin America created to own and operate the Lifestyle TV channel; and

•	the right until September 2008 to negotiate with Playboy Enterprises, Inc. the launch of the Lifestyle TV channel in the United States.
     Playboy TV Latin America also has an agreement with Playboy.com through August 31, 2008 to distribute on an exclusive basis Playboy.com’s library of adult content in Spanish in wireless platforms in Latin America excluding Brazil. Playboy TV Latin America pays a royalty to Playboy.com equal to the greater of (a) 50% of the net revenues generated from the exploitation of the wireless rights, or (b) a minimum guarantee ranging from U.S.$0.3 million to U.S.$0.4 million per year.
     The partners of Playboy TV Latin America and their respective affiliates are bound by a non-competition agreement relating to the adult media business.
     On December 15, 2006 we entered into a binding memorandum of understanding with Globosat Programadora Ltda., an affiliate of Brazilian media conglomerate Globo, to form a joint venture through a Brazilian company that will exploit and operate adult entertainment channels in Brazil. On July 4, 2007, the definitive agreements were executed for the formation of the Brazilian joint venture PB Brasil Entretenimento S.A. Playboy TV Latin America contributed its business in Brazil, including the current distribution agreements, and Globosat Programadora Ltda. contributed its adult channels and distribution in Brazil. An affiliate of Globosat is the sales agent for the Brazilian joint venture channels in Brazil. Playboy TV Latin America will collect a royalty from the Brazilian joint venture and will have a 40% equity interest in the joint venture, PB Brasil Entretenimento S.A.
Playboy TV Latin America Channels
     Playboy TV is owned, operated and distributed throughout Latin America, Spain and Portugal by Playboy TV Latin America. Playboy TV Latin America was launched in 1997 and offers high quality adult entertainment, which generally can be purchased monthly as a premium channel or on a pay-per-view basis. A portion of Playboy TV Latin America’s programming is originally produced by our joint venture to tailor to the Ibero American market and is customized according to regional preferences.
     Venus is a premium and pay-per-view adult content channel that we launched in 1994 and targeted specifically to the Latin American audience. Venus offers themed features, specials and weekly shows to demanding subscribers. Venus brings a wide variety of adult genres and high quality programming, including original productions and a sophisticated on-air look. Venus was transferred to the Playboy TV Latin America joint venture in December 2002 as part of the overall restructuring of the relationship with Playboy Enterprises, Inc.
     G-Channel is an adult content pay-per-view channel targeted specifically to gay males featuring premium films and features containing gay male themes.

     Private Gold is a premium adult channel with hardcore, high quality features and productions offering exclusive content under the Private brand, an adult film producer. We have an agreement with Private Media Group to distribute the Private channel on an exclusive basis in Latin America as part of our channel package. Its programming is comprised of a rotating digital library of 500 original films produced by the Private Media Group.
     Lifestyle TV is a basic channel with lifestyle oriented programming to be launched during the fourth quarter of 2007.
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
Pay Television Distribution
     Since the Basic pay television channels transaction closed, an affiliate of Turner will be the sales agent for Playboy TV Latin America channels. We believe that our ability to continue to be part of a strong and diversified package of branded channels to pay television operators is a favorable alternative to individual channels that offer a more limited menu of programming choices. We have distribution agreements with pay television operators that distribute our channels in each of our markets.
     The following table identifies the average number of premium subscribers that our cable operators have for each of our channels as of December 31, 2004, 2005, and 2006.

	Total Average Number of Subscribers
	as of December 31,
	2004		2005	2006
	(In thousands)
Playboy TV	371		457	446
Venus	199		238	254
Private Gold	31	(1)	165	11
G-Channel (only pay-per-view)	n/a		n/a	n/a

(1)	Subscriber for Spice Channel, later replaced by Private.
Pay Television Revenue Sources
     Like most providers of pay television content, we derive substantially all of our pay television revenues from subscriber-based fees and to a lesser extent from advertising and other revenue. Subscriber-based revenues currently are the primary source of revenue for our pay television business (mainly Playboy TV Latin America), accounting for 72% of total pay television net revenue in the year ended December 31, 2006, 75% in the year ended December 31, 2005 and 78% in the year ended December 31, 2004. Advertising accounted for 1% of total pay television net revenue in the year ended December 31, 2006, while it represented less than 1% in the years ended December 31, 2005 and 2004. In addition, we derived 26% of total pay television net revenue in the year ended December 31, 2006, 25% in the year ended December 31, 2005 and 21% in the year ended December 31, 2004 from other sources, including production services, management and other fees for services we provide to third parties. A portion of the revenues discussed herein relate to revenues derived from related parties (see Item 7.B. “Related Party Transactions”).
     Subscriber-Based Fees. We charge pay television operators either a per-subscriber fee or a flat fee for the right to broadcast our channels through their networks. Generally, we enter into long-term distribution agreements with an average term of approximately three years. For premium and other pay-per-view channels, we determine a retail price in each market and receive a percentage of the revenues generated from subscribers of those channels.

     Our channels are distributed by more than 280 pay television operators in Ibero America. These operators include, among others, DIRECTV Latin America, Canal Satelite Digital (Spain), PT Conteudos (Portugal), CableVisión (Argentina), Multicanal (Argentina), Sky Mexico (Mexico), Net Brasil (Brazil), Cablevisión (Mexico), VTR (Chile) and Intercable (Venezuela). Our five largest pay television distributors accounted for 51% of total pay television net revenue for the year ended December 31, 2006, and DIRECTV Latin America, our largest pay television distributor, accounted for 18% of total pay television revenues for the year ended December 31, 2006.
     Advertising Revenue. We derive limited advertising revenues from our premium channels. We derive revenues from the sale of sponsorships in events that we produce such as “Miss Playboy TV Latin America and Iberia”, or from the advertising integration for wireless platforms.
     Production Services Revenue. We derive other revenues from services that we provide to pay television businesses we partially own and to certain third parties. These revenues include primarily playback, library and other post production services.
     Other Revenues. Other revenue primarily consists of the sale of programming to third parties, sales generated from wireless platforms and devises, technical services such as satellite space, and fees for back office and other services.
Marketing
     We focus our marketing efforts on increasing pay television operator interest, subscriber levels and brand awareness, maintaining and improving the buy-rate for our pay-per-view channels, and creating promotional opportunities that are attractive to our target audiences, distributors and advertisers. We conduct multimedia marketing campaigns designed to promote audience loyalty and support the programming of our channels. These campaigns generally combine on-air and off-air events with traditional print and billboard advertising targeted to current and potential viewers. Our channels also have promotional websites that allow our subscribers to learn more about our programming and off-air events, while providing sponsors with another medium for interacting with subscribers.
     Our marketing staff works closely with our other departments, including advertising sales, affiliates sales, creative, programming and communications, to coordinate and implement activities that achieve its marketing goals. For example, our marketing staff works with the programming and creative departments to develop strategic programming concepts that strengthen the uniqueness of a channel’s identity, increase viewership and create sponsorship opportunities. We believe that our marketing initiatives achieve their primary goals of growing our brands, retaining viewer loyalty, and increasing the distribution of our channels.
     Under our joint venture agreement for Playboy TV Latin America, it is required to invest a minimum of U.S.$1.2 million annually in marketing.
Programming Sources
     Under a program supply agreement between an affiliate of Playboy Enterprises, Inc. and Playboy TV Latin America, an affiliate of Playboy Enterprises, Inc. exclusively licenses to Playboy TV Latin America its entire Playboy television programming library which was in existence as of March 31, 2002 consisting of approximately 12,500 hours of Playboy original programming, licensed movies, and other shows as well as all new programs produced each year, subject to a certain minimum number of program hours. In exchange for these rights, Playboy TV Latin America must pay an affiliate of Playboy Enterprises, Inc. 17.5% of the net revenues from the distribution of these programs, with a guaranteed annual minimum of U.S.$4.0 million, subject to annual increases equal to the consumer price index in the United States. Program license fees amounted to U.S.$4.1 million, U.S.$4.2 million and U.S.$4.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and were classified as product, content and technology expenses in the accompanying statements of income. Also, under the program supply agreement with an affiliate of Playboy Enterprises, Inc., Playboy TV Latin America has a license to use the non-adult content of the Playboy television programming library for the Lifestyle TV project for wireless network technologies and platforms.

     In addition to the programming received from an affiliate of Playboy Enterprises, Inc., Playboy TV Latin America makes original production for an estimated annual budget of U.S.$1.0 million. On May 26, 2005 Playboy TV Latin America entered into an agreement with Fraserside Holdings Ltd., an international producer of adult content under the Private brand, pursuant to which Playboy TV Latin America licensed the Private brand and library to produce, operate and distribute adult channels branded Private in Latin America. Playboy TV Latin America pays Private 50% of the net revenues generated from the exploitation of the Private channels.
DMX Latin America
     In May 2002, we completed a business combination transaction with DMX MUSIC whereby DMX MUSIC contributed to our joint venture all its existing affiliation agreements with cable and DTH operators in Latin America and the U.S. Hispanic market and cash in the amount of U.S.$0.7 million, in exchange for an additional 19% of the equity interests in the joint venture. After the business combination, the venture re-branded its services as DMX Latin America and expanded its channel offerings. We now own 31% of DMX Latin America. DMX Latin America also develops and delivers music services to a small number of retail and commercial establishments in Latin America.
Digital Latin America
     Digital Latin America, LLC offers a digital programming solution to cable companies by operating a digital network through satellite transmission, including an interactive programming guide, digital music offerings and pay-per-view Hollywood movies. Digital Latin America reached approximately 1.1 million subscribers as of December 31, 2006. On October 29, 2004 Claxson purchased a 48% equity interest in DLA Holdings, Inc., which we refer to as “DLA Holdings”, the holding company of Digital Latin America. Claxson obtained its equity interest in DLA Holdings in exchange for U.S.$3.4 million in funds and an agreement to provide services of up to an aggregate of U.S.$3.0 million (including satellite space, playout of Digital Latin America’s channels and back-office support) over three years. As of December 31, 2006 we had no further pending contribution under the U.S.$3.0 million commitment. Concurrently with this transaction, Hicks Muse purchased 830,259 newly-issued Class A Common Shares of Claxson. Hicks Muse owns 38% of the equity interests of DLA Holdings. An affiliate of Motorola, Inc., which we refer to as “Motorola”, owns the other 14% equity interests of DLA Holdings.
Pay television discontinued operations
     On December 14, 2006 we executed an agreement with Turner for the sale of our seven basic pay television channels, including our pay television broadcast operations center in Buenos Aires, Argentina, and related services, for a total purchase price of U.S.$235 million. As part of the transaction, Turner will provide sales representation and technical support services for the Playboy TV Latin America channels. The closing of the sale of the Basic pay television channels occurred on October 3, 2007. For more information about the net proceeds from this transaction see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
     The seven basic pay television channels subject to the purchase agreement with affiliates of Turner are Space, I.Sat, Retro, Infinito, FTV, MuchMusic and HTV. In addition, the exclusive rights to distribute throughout certain parts of Ibero America certain channels, including Cronica TV and CM, channels owned by Estrella Satelital S.A. and Administradora Ring S.R.L., respectively, in the Southern Cone; and Venevision Continental (solely with respect to distribution to pay television providers other than DIRECTV Latin America), a channel owned by the Cisneros Group, in the Latin America region. The channels cover an ample variety of genres such as movies and series (Space, I.Sat and Retro), music (MuchMusic, HTV and CM), entertainment (Infinito, FTV and Venevision Continental) and news (Cronica TV).
BROADCAST RADIO BUSINESS
     On December 22, 2006 we signed an agreement with affiliates of the Spanish media group “Grupo Prisa” for the sale of our eight radio networks operations in Chile. In addition, given that our radio operation in Uruguay did not recover fully from the 2002 economic crisis in that country, in November 2006 we sold the assets of this operation to local management. The closing of the radio sale transaction occurred on July 31, 2007. For more information about the net proceeds from this transaction see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Broadcast Radio discontinued operations
     We operated our Broadcast Radio business in Chile and Uruguay. In Chile, we wholly owned and operated Iberoamerican Radio Chile S.A., which we refer to herein as “Radio Chile”; and in Uruguay we operated Radio Sarandi.
     Radio Chile is the radio network with the largest audience in Chile, operating eight centrally programmed radio networks, namely Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit, and Imagina, six of which were among the top ten ranked radio networks during 2006 in Santiago. The Radio Chile networks deploy a variety of programming formats designed to increase Radio Chile’s market share and to present a wide range of options to advertisers. Radio Chile’s eight radio networks had a combined 38% audience share in the Santiago market for the period from January through December 2006.
     Radio Sarandi On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications S.A. AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One, today known as Radio Disney ). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton owns a 25% equity interest in Sarandi. See Item 7.B. “Related Party Transactions”. We coordinated the programming and marketing strategy and managed the advertising sales and other operational matters of AM Sarandi and operated the Radio Disney station pursuant to a franchise agreement with an affiliate of Disney, while we sub-leased the AM Sport station to a third party. In June 2004, we commenced the operation of Radiofutura 91.1 FM station which we leased from a third party under a five-year contract. On November 17, 2006 we sold our Uruguayan subsidiary that operated the Radio Sarandi business to local management.
BROADBAND AND INTERNET BUSINESS
     We created and launched El Sitio Digital Channel in the fourth quarter of 2001 with the first broadband operator in Argentina, one of the first concrete efforts in Latin America toward digital-age content production specifically developed for broadband. On May 2007 we re-launched an improved version of the platform branded as Mixplay.tv. Mixplay.tv offers features video and audio streaming and video-on-demand, and a community engine that allows users to personalize their content creating their own playlists inside Mixplay.tv. This interface was specially designed to run in broadband platforms such as cable modem, ADSL, wireless and satellite (DirectPC). In addition, for a limited time we are offering users the option to acquire content by downloading it via a modern e-license system (digital right manager).
     During 2005 we continued the development of broadband and narrow band platform to sell originally produced and third party content, as well as improved our technology with respect to the digitalization of our content, including the development of a digital music store. Since September 2004, we have maintained an agreement with Microsoft Corporation pursuant to which the English and Spanish versions of Windows Media Player incorporate Mixplay.tv’s platform to distribute digital content. Mixplay.tv continues strengthening its distribution through its relationship with Fibertel and Ubbimusica, a digital music store of Grupo Clarin in Argentina, as well as its relationships with strategic partners or clients in Chile (Chile.com) and in Colombia (Empresas de Telecomunicaciones de Bogota), for the license of a customized version of Mixplay.tv broadband platform. In April 2006 the assets of the Broadband and Internet division were contributed to a newly created subsidiary named ESDC S.A.
     Currently ESDC S.A. is offering through some multiple system operators and telecommunication networks in Latin America a wide range of content tailored to the interests of its target audience on a video-on-demand basis (e.g., family, news, sports and adult content) with owned and third party brands such as Reuters, FoxSport, Playboy and other content producers. ESDC S.A. is distributing more than 2,000 digitized videos in AVH and DVD quality via Mixplay.tv as well as Venus and Playboy TV clips for adult entertainment, Infinito documentaries, current events and information, MuchMusic music, and video tutorials, via other owned websites.
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
     With the exception of Argentina, we are a foreign programmer of pay television channels in every market in which our pay television channels operate. As a foreign programmer, we are not directly subject to the broadcasting and content laws of the foreign countries where we operate. However, the local cable and direct-to-home system operators that distribute foreign programming, including our pay television channels, are subject to local broadcasting and content regulations and are therefore responsible for complying with any local programming requirements and advertising laws. Consequently, many of our contracts with our cable and direct-to-home distributors require that our programming comply with domestic programming content and advertising regulations, and require us to indemnify our distributors should they suffer damages arising from our noncompliance with such domestic programming and advertising regulations. In December 2004, the Venezuelan government enacted a new law regulating the content and advertising for television and radio, including pay television. This new law which is called the Radio and Television Social Responsibility Law and became effective on June 8, 2005, imposes significant new restrictions on advertising over television networks in Venezuela, and contains onerous penalties and fines for the distributors in case of noncompliance. As a result, our clients in Venezuela have requested that we comply with the regulations, including those restrictions relating to the advertisement of alcoholic beverages, and have advised us that our failure to comply with such new regulations will result in a breach of our existing agreements and require us to indemnify them for any resulting damages. Since most of our channels are distributed through one feed (i.e., the same content and advertising is used in all regions), and certain of our channels have sponsorships or other forms of indirect advertisement of alcoholic beverages, we had to adopt such advertisement restrictions and therefore our advertising revenues may be negatively affected.

     During 2003, the Federal Broadcast Commission in Argentina enacted a resolution which was scheduled to become effective in April 2004 prohibiting commercial breaks during movie broadcasts on pay television. The Argentine Chamber of Satellite Programmers appealed the resolution and its application was suspended until December 2004. The Federal Broadcast Commission extended the suspension pending issuance of an opinion by the Treasury Attorney General. On August 25, 2005 the Treasury Attorney General issued a non binding legal opinion stating that local programmers may sell and broadcast up to 12 minutes of advertising per hour as long as they comply with certain minimum requirements regarding original produced and domestic programming. Since October 12, 2005, the Federal Broadcast Commission in Argentina has issued subsequent suspensions of the application of the original resolution which is still in effect. Currently, under the interim rules set by the Federal Broadcast Commission as part of the suspension order, we may air up to three commercial breaks during any movie broadcast. If this resolution or a similar law becomes effective our advertising revenues from our film channels will be negatively affected.
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
     We have registration with ANCINE and our Brazilian pay television clients are withholding the required 3% of payments. Since its inception in early 2002, these regulations have undergone many modifications and further modifications in the future remain possible. If the regulations are further modified, it may affect our business.
     During 2005 ANCINE informed us that a new regulation was enacted, which became effective as of March 31, 2006, which requires all international programmers in Brazil to register commercials with ANCINE prior to their airing. Although we currently don’t derive advertising revenues in Brazil, this new regulation might affect our ability to sell advertising in the future in Brazil.
COMPETITION
     The media and entertainment business is highly competitive. Our pay television business competes against companies operating in this and other media segments. For example, our pay television business faces competition from other pay television operators as well as Internet companies, broadcast networks, print media and other forms of entertainment.
     Within the pay television industry, our channels compete with programming from Time Warner, Viacom, Liberty Media, Disney, News Corp. and Televisa, among others. We compete with their channels for carriage on cable and satellite systems that have limited capacity. We also compete with these channels for viewers and advertising dollars based upon quality of programming, number of subscribers, ratings and subscriber demographics.
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

C.     Organizational Structure
     The following chart presents our current operational structure. The chart omits certain intermediate holding companies. For purposes of this chart, names in italics are brand names. The dashed lines identify discontinued operations.

D.     Property, Plant and Equipment
Properties
     A description of the location and use and of our principal offices and facilities is set forth below.
Pay Television Facilities
     Our U.S. headquarters are located at 1550 Biscayne Boulevard, Miami, Florida. This facility occupies approximately 25,600 square feet of leased space. We sublease to third parties and affiliates approximately 50% of this space.
     Our principal executive offices and headquarters in Buenos Aires, Argentina are located at Av. Melian 2780 in a 6,460 square foot building that we own, containing both administrative and programming functions.
Item 4A. Unresolved Staff Comments
     Not Applicable
Item 5. Operating and Financial Review and Prospects
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes which accompany this Annual Report on Form 20-F. In addition, the results of operations for 2004, 2005 and 2006 reflect the classification of the financial results of Chilevision, the language conversion and international traffic services business of Claxson Playout, Inc., the Basic pay television channels and related business, Radio Chile and Radio Sarandi as discontinued operations. See Note 3 “Acquisitions and Disposals” in the notes to the consolidated financial statements.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements appear throughout this annual report, including, without limitation, under Item 3.D. “Key Information — Risk Factors”, Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”. These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, proposed dispositions, and other expectations, intentions and plans contained in this annual report that are not historical fact.
     When used in this annual report, the words “expects”, “anticipates”, “intends”, “plans”, “may”, “believes”, “seeks”, “estimates” and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, those set forth under Item 3.D. “Key Information — Risk Factors”. In light of the many risks and uncertainties surrounding our business, results of operations, financial condition and prospects, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.
Critical Accounting Policies
     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. A summary of our significant accounting policies and judgments can be found in Note 2 to our consolidated financial statements. The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of the company’s financial condition and results of operations that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates of matters that are inherently uncertain. These judgments and estimates often involve future events. Although we believe our estimates and assumptions are reasonable, they are based upon information available at the time of the valuations. Actual results may differ significantly from estimates under different assumptions or conditions. The following is a summary of critical accounting judgments and estimates and is based on our accounting practices in effect during 2006.

     Goodwill — In accordance with SFAS No. 142, we review the carrying value of goodwill on an annual basis. We measure fair value based on an evaluation of estimated future discounted cash flows, which is prepared using assumptions that consider market comparisons. This evaluation considered earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation was performed. Annual valuations for the years 2004, 2005 and 2006 supported the recorded goodwill, and accordingly no impairment was necessary.
     Goodwill related to the businesses subject to the sale transactions are classified as “Assets held for sale” in the consolidated financial statements as of December 31, 2005 and 2006.
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
     Programming Rights — Programming rights consist of (1) the right to broadcast and distribute acquired or licensed television content and related rights, and (2) original programming. Acquired and licensed programming rights and the related obligations are recorded at gross contract prices. The costs are amortized on varying bases related to the license periods and anticipated usage of the program. In the event that an acquired program is replaced and no longer used, we reduce the carrying value of the related programming rights accordingly. Original programming is principally amortized using an accelerated amortization method over four years from the date it is first broadcast. In accordance to Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films”, original programming is stated at the lower of unamortized cost or estimated net realized value as determined on a specific identification basis.
Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income tax positions. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also prescribes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured, to determine the amount of benefit to recognize in the financial statements, at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The provisions of FIN No. 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.
     The Company is currently analyzing the impact of adopting FIN No. 48 on its financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. This statement will be effective for the Company on January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.
     In February 2007, SFAS No. 159 “The Fair Value Option of Financial Assets and Financial Liabilities” — an amendment of SFAS No. 115 was issued. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. It does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not expect that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.
Contractual Obligations and Commercial Commitments
     The following table illustrates our contractual obligations and commercial commitments related to the continuing businesses as of December 31, 2006. The debt obligations include accrued interest payable as of December 31, 2006:

	Less than	1-3	3-5	More than
	1 Year	Years	Years	5 Years
Operating leases	$5,567	$9,010	$7,823	$14,678
Purchase obligations	6,481	9,479	9,897	66,246
Sublease agreements	1,097	1,303	—	—
     Purchase obligations described in the chart above include payments under programming agreements for programming delivered or to be delivered in the future, including purchase obligations for future minimum annual license fees of U.S.$4.9 million owed to affiliates of Playboy Enterprises, Inc.
     Financial debt, operating leases and purchase obligations related to the businesses subject to the sale transactions, as well as the 8.75% Senior Notes due 2010 as a result of the redemption agreed upon as part of the Basic pay television channels transaction, are classified as “liabilities related to assets held-for-sale” and are not included in the chart above. See Note 12 “Supplemental Disclosure of Discontinued Operations” in the consolidated financial statements.
Introduction to Operating Results
Net Revenues
     We derive our revenues from subscriber-based fees charged to pay television system operators that distribute our branded television channels. We also generate revenues through production services, sales of programming rights, management fees and other services provided to certain affiliated channels as well as from third parties.
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
Advertising Revenues
     We derive revenues from the sale of advertising of sponsorships in events such as “Miss Playboy TV Latin America and Iberia”. In addition, we derive advertising revenue from the sale of promotional spots in our portal for wireless devices.

     We generally recognize advertising revenues as advertising spots are aired. Payments received before an advertisement spot is displayed are recorded as unearned revenues. Revenues from sponsorship arrangements are recognized ratably. The terms of our contracts with advertisers and advertising agencies range from one to twelve months.
     With respect to Internet advertising, we recognize advertising revenues ratably in the period in which the advertisement is displayed, so long as no significant obligations remain. When minimum impression levels are guaranteed, we do not recognize the corresponding revenues until we achieve guaranteed levels.
Production Services Revenues
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
Revenues from Related Parties
     Revenues derived from related parties are related to revenues described above.
Operating Expenses
     Our operating expenses consist of:
•	product, content and technology;

•	marketing and sales;

•	corporate and administration;

•	depreciation and amortization; and

•	related parties.
     Product, Content and Technology Expenses. Product, content and technology expenses consist primarily of the amortization of rights to broadcast acquired or licensed television content and related rights, the cost of satellite space used in delivering our pay television channels, fees paid to our providers of technical services including production of content, post-production, dubbing, playback, and the up-link of our pay television channels, as well as the personnel related to those functions. The cost of broadcast and license rights is amortized over the term of licenses and based on the anticipated usage of the program.
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
     Corporate and Administration Expenses. Corporate and administration expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and professional fees, such as accounting, legal and consulting fees. Corporate and administration expenses also include monitoring fees paid to our principal shareholders, as well as fees and expenses related to our board of directors.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses consist primarily of depreciation and amortization of production, post-production and other equipment, servers and other computer equipment, buildings, office furniture and leasehold improvements. Investments in property and equipment, other than leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the improvement. Property and equipment is being depreciated and amortized, as the case may be as follows:
•	buildings 50 years;

•	computers, software and other equipment 3-10 years;

•	leasehold improvements 5-7 years; and

•	furniture, fixtures and other fixed assets 5-10 years.
     Expenses from related parties. Operating expenses derived from related parties are related to expenses described above.
     Other Income (Expense). Other income (expense) consists primarily of foreign currency exchange gain (loss) resulting from the effect of changes in the Euro exchange rate per U.S. dollar on our Euro denominated accounts receivable and the equity in earnings/losses from unconsolidated affiliates and related transactions. Other income (expense) also includes interest earned on our cash balances and preferred shares of DLA Holdings. Equity in earnings/losses from unconsolidated affiliates and related transactions represents our proportionate share of the net income or loss of DMX Latin America for 2004, 2005 and 2006, as well as our proportionate share of net income or loss of Digital Latin America from November 1, 2004 to December 31, 2004 and for the calendar years 2005 and 2006.
     Discontinued Operations. Discontinued operations consists primarily of the results of operations for 2004, 2005 and 2006, of (a) Chilevision, (b) the language conversion and international traffic services business of Claxson Playout, Inc., (c) the Basic pay television channels and related business, (d) the Radio business composed of Radio Chile and Radio Sarandi. See Note 3 “Acquisitions and Disposals” in the consolidated financial statements.

     Year Ended December 31, 2005 Compared to Year Ended December 31, 2006
     The following table sets forth, for the years indicated selected financial information for our pay television and broadband and Internet businesses, and our corporate department.

	Year Ended December 31,(1)
	2005				2006
		Broadband				Broadband
	Pay	and			Pay	and
	Television	Internet	Corporate	Total	Television	Internet	Corporate	Total
	(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$16,447	$—	$—	$16,447	$18,369	$—	$—	$18,369
Advertising	47	24	—	71	340	115	—	455
Production services	1,619	—	—	1,619	2,203	—	—	2,203
Other	3,885	71	303	4,259	4,516	579	291	5,386
Total revenues net	21,998	95	303	22,396	25,428	694	291	26,413
Operating expenses:
Product, content and technology	13,081	149	(70)	13,160	14,207	894	17	15,118
Marketing and sales	6,272	327	350	6,949	6,902	(725)	220	6,397
Corporate and administration	3,485	195	3,781	7,461	3,073	174	3,505	6,752
Depreciation and amortization	752	—	—	752	519	58	1	578
Total operating expenses	23,590	671	4,061	28,322	24,701	401	3,743	28,845

Operating (loss) income	$(1,592)	$(576)	$(3,758)	$(5,926)	$727	$293	$(3,452)	$(2,432)

(1)	Each line item includes revenues and expenses from related parties.
Net Revenues
     Net revenues increased U.S.$4.0 million, or 18%, to U.S.$26.4 million in 2006 from U.S.$22.4 million in 2005. Approximately 70% of net revenues in 2006 was comprised of subscriber-based revenues compared to 73% in 2005.
     Pay television revenues increased U.S.$3.4 million, or 16%, to U.S.$25.4 million in 2006 from U.S.$22.0 million in 2005. Approximately 72% of pay television revenues in 2006 was comprised of subscriber-based fees, compared to 75% in 2005.
     Pay television subscriber-based fees increased U.S.$1.9 million, or 12%, to U.S.$18.4 million in 2006 from U.S.$16.4 million in 2005. This increase was primarily due to a U.S.$1.2 million increase in revenue in Spain and Portugal as a result of the increased distribution, U.S.$0.6 million increased revenues derived from the distribution of channels in cable with digital tiers through Digital Latin America, and a U.S.$0.4 million increase in revenues in Argentina as a result of increase distribution and prices. In 2007, we expect to experience a decrease in our revenues from Brazil compared to 2006, as a result of the contribution of our distribution contracts to the joint venture with an affiliate of Globo, PB Brasil Entretenimento S.A., which we do not expect to consolidate for financial reporting purposes. Total subscriber revenue from Brazil represented U.S.$5.0 million for the year ended December 31, 2006. As of July 2007, Playboy TV Latin America will recognize revenues from the royalty payable by PB Brasil Entretenimento S.A. in an amount equal to 9% of its revenues.
     Advertising revenues increased U.S.$0.4 million, to U.S.$0.5 million in 2006 from U.S.$0.1 million in 2005. This increase was primarily due to the launch of sales to wireless carriers and the generation of advertising in our wireless portal.
     Pay television advertising revenues represented U.S.$0.3 million in 2006, from almost no revenue in 2005. This increase resulted from the launch of the sales of our content to wireless carriers.
     Broadband and Internet advertising revenues were U.S.$0.1 million in 2006, from almost no revenue in 2005. This increase resulted from the increased focus on the sale of advertising in our websites.

     Production services revenues increased U.S.$0.6 million, or 38%, to U.S.$2.2 million in 2006, from U.S.$1.6 million in 2005. The increase is due to increased playback services provided to third party clients.
     Other revenues increased U.S.$1.1 million, or 26%, to U.S.$5.3 million in 2006, from U.S.$4.2 million in 2005. The increase is principally attributable to U.S.$0.5 million as a result of the increase level of services in the Broadband and Internet division, and U.S.$0.5 million as the result of the sales of our content to wireless carriers and the full year of certain services provided to Digital Latin America compared to seven months in 2005.
Operating Expenses
Product, Content and Technology Expenses
     Product, content and technology expenses increased U.S.$1.9 million, or 15%, to U.S.$15.1 million in 2006 from U.S.$13.2 million in 2005. Product, content and technology expenses as a percentage of revenues decreased to 57% in 2006 from 59% in 2005.
     Product, content and technology expenses for pay television increased U.S.$1.1 million, or 9%, to U.S.$14.2 million in 2006 from U.S.$13.1 million in 2005. Product, content and technology expenses for pay television as a percentage of pay television revenues decreased to 56% in 2006, from 59% in 2005. The increase in these expenses is primarily due to an increase in production expenses as a result of the increase in original productions produced for Playboy TV Latin America, including costs related to the production and licensing of content for sale in wireless devices.
     Product, content and technology expenses for broadband and Internet increased U.S.$0.7 million, to U.S.$0.9 million in 2006 from U.S.$0.2 million in 2005. The increase is attributable to the increase in products offered and the development of the mixplay product commercially launched in 2007.
Marketing and Sales Expenses
     Marketing and sales expenses decreased U.S.$0.5 million, or 8%, to U.S.$6.4 million in 2006 from U.S.$6.9 million in 2005. Marketing and sales expenses as a percentage of net revenues decreased to 20% in 2006, from 31% in 2005.
     Pay television marketing and sales expenses increased U.S.$0.6 million, or 10%, to U.S.$6.9 million in 2006, from U.S.$6.3 million in 2005. Marketing and sales expenses for pay television as a percentage of pay television revenues decreased from 27% in 2006 to 29% in 2005. The overall increase was primarily due to an increase of U.S.$0.4 million as a result of a one-time change to the uncollectible reserve in connection with the receivables of the sale of TM Systems, and U.S.$0.1 million increased marketing expenses to support the increase in distribution in Iberia.
     Marketing and sales expenses for broadband and Internet was a gain of U.S.$0.8 million as a result of the forfeiture and expiration of the applicable statute of limitation with respect to a tax claim in Brazil in 2006 compared to an expense of U.S.$0.3 million in 2005.
Corporate and Administration Expenses
     Corporate and administration expenses decreased U.S.$0.7 million, or 10%, to U.S.$6.8 million in 2006 from U.S.$7.5 million in 2005. Corporate and administration expenses as a percentage of net revenues decreased to 26% for 2006 compared to 33% in 2005.
     Corporate and administrative expense for pay television decreased U.S.$0.4 million, or 12%, to U.S.$3.1 million in 2006 from U.S.$3.5 million in 2005. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 12% for 2006 compared to 16% in 2005. The decrease in corporate and administration expenses for pay television was primarily attributable to the decrease in infrastructure in our U.S. facility as a result of the renegotiation of our lease and the amortization of a one time credit paid to us for shortening the lease as part of the sale of the building by the former landlord in July 2005.

     Corporate and administrative expenses for broadband and Internet remained unchanged at U.S.$0.2 million in 2006 and 2005.
     Expenses at the corporate level decreased U.S.$0.3 million, or 8%, to U.S.$3.5 million in 2006 from U.S.$3.8 million in 2005. The decrease is primarily attributable to lower consulting fees.
Depreciation and Amortization Expenses
     Depreciation and amortization expenses decreased U.S.$0.2 million, or 25%, to U.S.$0.6 million in 2006 from U.S.$0.8 million in 2005. Depreciation and amortization expenses as a percentage of net revenues decreased to 2% in 2006 from 4% in 2005. The decrease is primarily due to the end of the depreciable life of certain equipment in 2005.
Other Income (Expense)
     Other income (expense), which principally consists of foreign currency exchange gain (loss), interest expense, interest income, equity in earnings (losses) from unconsolidated affiliates and related transactions and other miscellaneous income (expenses) increased U.S.$1.8 million from net income of U.S.$0.7 million in 2006 to net expense of U.S.$1.1 million in 2005. This increase in other income resulted primarily from an improvement of U.S.$2.3 million in the equity in earnings (losses) from unconsolidated affiliates. The increase in equity in the earnings (losses) from unconsolidated affiliates was due to (a) a decrease of losses from DLA Holdings of U.S.$1.5 million, primarily as a result of the increase in revenues, (b) an increase of U.S.$0.9 million of income from DMX Latin America, primarily as a result of the full year effect of a material sales contract for the U.S. Hispanic market, compared to six months in 2005. In addition, interest earned in 2006 compared to 2005 increased U.S.$0.5 million as a result of the higher balance of cash during the year 2006. These increases were partially offset by the negative variance of U.S.$1.0 million in foreign currency exchange, that represented losses of U.S.$0.3 million in 2006 compared to a foreign currency exchange gain of U.S.$0.8 million in 2005.
Provision for Income Taxes
     Provision for income taxes for the year 2006 represented a loss of U.S.$0.2 million compared to a benefit of U.S.$0.3 million for 2005. The decrease is principally the result of having taxable earnings during 2006 in our Chilean operation, compared to taxable losses in 2005.
Discontinued Operations
     For pay television, discontinued operations represents the operation of the Basic pay television channels and related services which we sold in October 2007, as well as the net income of the language conversion and international traffic services business of Claxson Playout, Inc. (formerly known as The Kitchen Inc.) which we sold in May 2005. Results from discontinued operations in pay television decreased U.S.$0.2 million, or 2% to a gain of U.S. $11.5 million in 2006, from a gain of U.S.$11.7 million in 2005. The decrease is the result of a U.S.$5.2 million increase in expenses related to the sale of the Basic pay television channels, offset by U.S.$5.0 million of capitalized net operating loss carry forward as a result of the positive net income generated by our Argentine subsidiary and the improved prospects of its operations.
     For broadcast, discontinued operations represent the net income of Chilevision, the broadcast television business we sold in April 2005, the Radio Sarandi operation in Uruguay that we sold in November 2006, as well as the Radio Chile business that we sold in July 2007. Results from discontinued operations for broadcast increased to a gain of U.S.$2.5 million in 2006 from a gain of U.S.$1.0 million in 2005. The increase is primarily due to the loss during 2005 related to the sale of Chilevision.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005
     The following table sets forth, for the years indicated selected financial information for our pay television, and broadband and Internet businesses, and our corporate department.

	Year Ended December 31,(1)
	2004				2005
		Broadband				Broadband
	Pay	and			Pay	and
	Television	Internet	Corporate	Total	Television	Internet	Corporate	Total
	(in thousands of U.S. dollars)
Net revenues:
Subscriber-based fees	$14,891	$—	$—	$14,891	$16,447	$—	$—	$16,447
Advertising	20	56	—	76	47	24	—	71
Production services	887	—	—	887	1,619	—	—	1,619
Other	3,187	45	50	3,282	3,885	71	303	4,259
Total revenues net	18,985	101	50	19,136	21,998	95	303	22,396
Operating expenses:
Product, content and technology	9,964	363	270	10,597	13,081	149	(70)	13,160
Marketing and sales	5,475	54	444	5,973	6,272	327	350	6,949
Corporate and administration	4,369	74	3,254	7,697	3,485	195	3,781	7,461
Depreciation and amortization	1,228	7	9	1,244	752	—	—	752
Total operating expenses	21,036	498	3,977	25,511	23,590	671	4,061	28,322
Operating loss	$(2,051)	$(397)	$(3,927)	$(6,375)	$(1,592)	$(576)	$(3,758)	$(5,926)

(1)	Each line item includes revenues and expenses from related parties.
Net Revenues
     Net revenues increased U.S.$3.3 million, or 17%, to U.S.$22.4 million in 2005 from U.S.$19.1 million in 2004. Approximately 73% of net revenues in 2005 was comprised of subscriber-based revenues compared to 78% in 2004.
     Pay television revenues increased U.S.$3.0 million, or 16%, to U.S.$22.0 million in 2005 from U.S.$19.0 million in 2004. Approximately 75% of pay television revenues in 2005 was comprised of subscriber-based fees, compared to 78% in 2004.
     Pay television subscriber-based fees increased U.S.$1.6 million, or 10%, to U.S.$16.4 million in 2005 from U.S.$14.9 million in 2004. This increase was primarily due to a U.S.$1.7 million increase in revenue in Spain and Portugal as a result of the increased distribution, and a U.S.$1.1 million increase in revenue in Brazil as a result of the increased penetration of our channels, partially offset by a decrease of U.S.$0.8 million in Mexico as a result of the discontinuation of some of our channels in the DirecTV platform in this country.
     Advertising revenues remained unchanged in 2005 compared to 2004.
     Production services revenues increased U.S.$0.7 million, or 78%, to U.S.$1.6 million in 2005, from U.S.$0.9 million in 2004. The increase is due to increased playback services provided to an affiliate, Digital Latin America, and third party clients.
     Other revenues increased U.S.$1.0 million, or 30%, to U.S.$4.3 million in 2005, from U.S.$3.3 million in 2004. The increase is principally attributable to U.S.$0.9 million as a result of the full year of services provided to Digital Latin America compared to two months in 2004, and U.S.$0.3 million in increased licensing of programming.

Operating Expenses
Product, Content and Technology Expenses
     Product, content and technology expenses increased U.S.$2.6 million, or 24%, to U.S.$13.2 million in 2005 from U.S.$10.6 million in 2004. Product, content and technology expenses as a percentage of revenues increased to 59% in 2005 from 55% in 2004.
     Product, content and technology expenses for pay television increased U.S.$3.1 million, or 31%, to U.S.$13.1 million in 2005 from U.S.$10.0 million in 2004. Product, content and technology expenses for pay television as a percentage of pay television revenues increased to 59% in 2005 from 52% in 2004. The increase in these expenses is primarily due to (a) a U.S.$1.8 million as a result of the transfer of the technical services of Playboy TV Latin America from Claxson Playout to Imagen Satelital S.A. which revenue is included in discontinued operations, during 2005, (b) U.S.$0.9 million increase in amortization of programming as a result of the increase in original productions of Playboy TV Latin America that started amortizing in 2005, (c) a U.S.$1.2 million increase in technical expenses as a result of the need for additional satellite space to deliver the Playboy TV Latin America channel into Spain and the early cancellation of an uplink agreement as a result of the transfer of our U.S. teleport to Argentina, and (d) a U.S.$0.5 million increase in personnel expenses for the provision of services to our affiliate Digital Latin America as well as to provide increased services to third parties in our U.S. playout facilities.
     Product, content and technology expenses for broadband and Internet decreased U.S.$0.2 million, or 50%, to U.S.$0.2 million in 2005 from U.S.$0.4 million in 2004. The decrease is attributable to the elimination of certain service offerings.
Marketing and Sales Expenses
     Marketing and sales expenses increased U.S.$0.9 million, or 16%, to U.S.$6.9 million in 2005 from U.S.$6.0 million in 2004. Marketing and sales expenses as a percentage of net revenues were the same in 2005 and 2004.
     Pay television marketing and sales expenses increased U.S.$0.8 million, or 15%, to U.S.$6.3 million in 2005, from U.S.$5.5 million in 2004. Marketing and sales expenses for pay television as a percentage of pay television revenues remained unchanged at 29%. The overall increase was primarily due to a U.S.$0.6 million in increased selling expenses primarily due to withholding tax expenses related to Playboy TV Latin America, as well as U.S.$0.3 million increased sales commission as a result of the increase in revenues, partially offset by U.S.$0.2 million lower bad debt expense.
     Marketing and sales expenses for broadband and Internet increased U.S.$0.3 million in 2005 from U.S.$0.1 million in 2004. The increase is related to our increased focus on marketing and sales to promote the new services.
Corporate and Administration Expenses
     Corporate and administration expenses decreased U.S.$0.2 million, or 3%, to U.S.$7.5 million in 2005 from U.S.$7.7 million in 2004. Corporate and administration expenses as a percentage of net revenues decreased to 33% for 2005 compared to 40% in 2004.
     Corporate and administrative expense for pay television decreased U.S.$0.9 million, or 20%, to U.S.$3.5 million in 2005 from U.S.$4.4 million in 2004. Corporate and administration expenses for pay television as a percentage of pay television revenues decreased to 16% for 2005 compared to 24% in 2004. The decrease in corporate and administration expenses for pay television was primarily attributable to a U.S.$0.4 million net decrease in personnel expenses in the U.S. as part of the restructuring of our operations as well as to the decrease in infrastructure in our U.S. facility as a result of the renegotiation of our lease and the amortization of a one time credit paid to us for shortening the lease as part of the sale of the building by the former landlord in July 2005.
     Corporate and administrative expenses for broadband and Internet increased U.S.$0.1 million, to U.S.$0.2 million in 2005, compared to U.S.$0.1 million in 2004.

     Expenses at the corporate level increased U.S.$0.5 million, or 16%, to U.S.$3.8 million in 2005 from U.S.$3.3 million in 2004. The increase was primarily attributable to a one-time U.S.$0.8 million in 2004 due to the elimination of certain unpaid director fees as a result of the renewal of an advisory services contract with the Cisneros Group, Hicks Muse and the Founders, which did not affect 2005.
Depreciation and Amortization
     Depreciation and amortization expenses decreased U.S.$0.5 million, or 33%, to U.S.$0.8 million in 2005 from U.S.$1.2 million in 2004. Depreciation and amortization expenses as a percentage of net revenues decreased to 3% in 2005 from 7% in 2004. The decrease is primarily due to the end of the depreciation life of certain decoder, computer and software equipment in 2004.
Other Income (Expense)
     Other income (expense), which principally consists of foreign currency exchange gain (loss), interest expense, interest income, equity in earnings (losses) from unconsolidated affiliates and related transactions and other miscellaneous income (expenses) decreased U.S.$2.1 million to net expenses of U.S.$1.1 million in 2005 from net income of U.S.$1.0 million in 2004. Our share of income from unconsolidated affiliates decreased U.S.$2.8 million to a loss of U.S.$2.6 million in 2005 from a share of gain of U.S.$0.2 million in 2004. The decrease is due to our inclusion of DLA Holdings’ losses in other expenses for a full year in 2005 compared to only two months in 2004 due to the acquisition of DLA Holdings in October 2004. Interest expense decreased U.S.$0.2 million as a result of the payment during 2005 of certain accounts payable that accrued interest, while foreign currency exchange gain increased U.S.$0.4 million to U.S.$0.8 million in 2005, compared to U.S.$0.4 million in 2004.
Provision for Income Taxes
     Provision for income taxes for the year 2005 represented a credit of U.S.$0.3 million compared to a loss of U.S.$0.5 million for 2004. The credit in 2005 is the result of having taxable losses in our Chilean operations compared to the provision for payment of taxes during 2004.
Discontinued Operations
     For pay television, discontinued operations represents the operation of the Basic pay television channels and related services which we sold in October 2007, as well as the net income of the language conversion and international traffic services business of Claxson Playout, Inc. (formerly known as The Kitchen Inc) which we sold in May 2005. Results from discontinued operations in pay television increased U.S.$4.1 million, to U.S.$11.7 million in 2005 compared to U.S.$7.6 million in 2004. The increase is primarily explained by the increased distribution of the basic networks which resulted in higher subscriber based fees as well as advertising revenues, while continuing to control the increase in operating expenses.
     For broadcast, discontinued operations represent the net income of Chilevision, the broadcast television business we sold in April 2005, the Radio Sarandi operation in Uruguay that we sold in November 2006, as well as the Radio Chile business that we sold in July 2007. Results from discontinued operations in broadcast decreased U.S.$3.6 million to a U.S.$1.0 million gain in 2005, from a gain of U.S.$4.6 million in 2004. The decrease is primarily due to a decrease of U.S.$5.2 million, to a loss of U.S.$2.1 million in 2005 from a gain of U.S.$3.0 million in 2004. The decrease relates to the Chilevision three-month period operations in 2005 compared to a full year operation in 2004. This effect is partially offset by an increase in U.S.$5.7 million in revenues from the radio operations as a result of an increase audience share in 2005 as well as the appreciation of the Chilean peso compared to the U.S. dollar, partially offset by an increase of personnel expenses in order to support the increase in revenues, an increase in the provision of the uncollectible accounts receivables, an increase of fees relating to the restructuring of our corporate structure and the effect of the appreciation of the Chilean peso.
Liquidity and Capital Resources
     Our principal liquidity and capital resources needs in the future include the debt service on our outstanding debt, which will require principal and interest payments of approximately U.S.$9.7 million in 2007. We believe that our cash, cash equivalents and other working capital resources, will be sufficient to meet our capital resources and liquidity requirements through 2007.

     The cash flow in our consolidated financial statements includes all of our operations as if they were continuing operations.
     Our principal sources of liquidity and capital resources consist of our balance of cash and cash equivalents, cash from operations and, to lesser degree, debt financing.
     As of December 31, 2006, we had total cash and cash equivalents of U.S.$14.2 million, as compared to U.S.$19.7 million at December 31, 2005. Including our discontinued operations as well as continuing operations, as of December 31, 2006, we had total cash and cash equivalents of U.S.$19.9 million, as compared to U.S.$25.1 million at December 31, 2005.
     All of our financial debt as of December 31, 2006, including the 8.75% Senior Notes due 2010, are classified as “Liabilities related to assets held for sale” in our consolidated balance sheets. Because our agreement with Turner includes a provision for the redemption of all outstanding 8.75% Senior Notes due 2010 as part of the closing, the 8.75% Senior Notes due 2010 are classified as “Liabilities related to assets held for sale” in our consolidated balance sheets. As of December 31, 2006, we had approximately U.S.$47.8 million in long-term debt and U.S.$15.0 million in short-term debt, as compared to U.S.$67.1 million in long-term debt and U.S.$11.1 million in short-term debt, at December 31, 2005. Our debt consisted of U.S.$48.7 million under Claxson’s 8.75% Senior Notes due 2010 (which includes U.S.$7.8 million in future interest payments as required by accounting principles applicable to us due to the debt restructuring in 2002 of our 11% Senior Notes due 2005). On September 26, 2007, in anticipation of the closing of the pay television transaction, we redeemed the 8.75% Senior Notes due 2010 at 100% of the principal amount thereof plus accrued and unpaid interest. The Indenture for the 8.75% Senior Notes restricted the ability of some of our operating subsidiaries to, among other things, incur additional indebtedness and pay dividends. Additionally, the Indenture for the 8.75% Senior Notes contained certain covenants that required the repayment of the notes utilizing the excess proceeds from a sale of an asset, within twelve months of the date of such sale, in the event that Claxson does not utilize the net proceeds from such sale to invest in assets to replace those assets.
     Cash flow provided by continuing and discontinued operating activities was U.S.$12.4 million in the year ended December 31, 2006 compared to U.S.$16.7 million in 2005. The decrease in cash flow provided by operating activities was primarily due to (a) an increase of U.S.$4.8 million in accounts receivable principally due to the delayed collection of Sky Brazil, (b) an increase of U.S.$4.5 million in other assets primarily related to the accounting of deferred income taxes, (c) a U.S.$2.3 million decrease in equity in (earnings) losses from unconsolidated affiliates and related transactions, (d) an increase of U.S.$1.5 million in adjustments for non-cash items in 2006 compared to 2005, and (e) an increase of U.S.$1.2 million in programming rights obligations. These uses of funds were partially offset by an increase of U.S.$5.8 million in net income, an increase of U.S.$1.3 million in the net gain from disposal of assets, and an increase of U.S.$1.3 million in accounts payable as a result of the increase in days payable for certain expenses.
     Capital expenditures of U.S.$1.9 million were made in the year ended December 31, 2006 primarily in connection with the replacement or upgrade of equipment, while in 2005 we invested U.S.$2.5 million in replacement and upgrades. Cash provided by investing activities during the year ended December 31, 2006 included U.S.$1.0 million from the sale of Chilevision, compared to U.S.$11.4 million from the sale of Chilevision and other assets in 2005. Investments in unconsolidated affiliates represented U.S.$1.9 million during the year 2006 for Digital Latin America, compared to an investment of U.S.$1.1 million in Digital Latin America for the year 2005. The increase resulted from our commitment to fund up to U.S.$3.0 million in Digital Latin America.
     Cash used in financing activities during the year 2006 was U.S.$14.7 million as compared to cash used in financing activities of U.S.$6.3 million for 2005. During 2006 we made principal payments of U.S.$8.2 million under Radio Chile’s syndicated credit facility, principal and interest payments of U.S.$5.7 million under Claxson’s 8.75% Senior Notes due 2010, as well as payments of U.S.$0.8 million in miscellaneous debt primarily at our pay television subsidiary, Imagen Satelital. Convertible debentures maturing during 2006 in the amount of U.S.$3.5 million were converted into Class A Common shares.

     On July 31, 2007, after obtaining anti-trust approval, we closed the transaction for the sale of Radio Chile and received net proceeds of U.S.$69.7 million, after subtracting from the agreed upon purchase price of U.S.$75.0 million (a) U.S.$0.3 million due under the financial debt of Radio Chile at the time of closing, and (b) U.S.$5.0 million which was funded into an escrow account for indemnifiable claims related to the representation and warranties made by Claxson as part of the sale. All amounts not subject to indemnifiable claims under the escrow account shall be released to the Company as follows: 40% on the second anniversary of the closing, 40% on the third anniversary of the closing, and 20% of the sixth anniversary of the closing. The Company’s representations and warranties generally last for eighteen months, with the exception of taxes which will continue through the relevant statute of limitations. In the event there is an indemnifiable claim after the funds in the escrow account are released, the Company will have to indemnify the buyer with its own resources. The indemnification is capped at U.S.$8.0 million. We expect to have costs related to the sale, including income taxes, of approximately U.S.$5.3 million, and use approximately U.S.$33.7 million to redeem all of the outstanding 8.75% Senior Notes due 2010. The remaining net proceeds of approximately U.S.$30.7 million will be maintained in cash or cash equivalents.
     On October 3, 2007, after obtaining anti-trust approval, we closed the transaction with Turner for the sale of our seven basic pay television channels, including our pay television broadcast operations center in Buenos Aires, Argentina, and related services, for a total purchase price of U.S.$234 million. The purchase price is based on a debt-free and cash-free basis, with the final price to be adjusted by the variance between the working capital at closing (which will be determined within seventy five days of closing) and the target working capital agreed by the parties. The purchase price paid was U.S.$198.9 million in cash at closing and U.S.$35.1 million was funded into an escrow account. The escrow account shall serve as a guarantee for indemnifiable claims related to the representations and warranties made by the Company as part of the sale. All amounts not subject to indemnifiable claims under the escrow account shall be released to us eighteen months after the closing. The Company’s representations and warranties last for eighteen months, with the exception of taxes, environmental matters, intellectual property, ownership and sufficiency of assets and employee benefit plans and employee and labor matters, which will continue through the expiration of the applicable statute of limitations, and organization, authority and qualifications of the sellers, and of the Company, books and records, ownership of shares, assets other than intellectual property or real property, real property and organization and authority of the purchasers, which will survive indefinitely. In the event there is an indemnifiable claim after the amounts in the escrow account are released, the Company will have to indemnify the buyer with its own resources. The indemnification is capped at U.S.$47.0 million. The Company will pay approximately U.S.$14.0 million in transaction and related expenses, including taxes. The net proceeds of U.S.$184.9 million will be maintained in cash or cash equivalents.
Research and Development, Patents and Licenses, etc.
     Not Applicable
Trend Information
     During the past five years the Company has improved its financial performance in its different divisions by overcoming the various economic and business challenges. In 2006 the Company executed agreements for the sale of its two principal divisions, which were successfully closed in the third quarter of 2007 generating cash proceeds of approximately U.S.$215.6 million.
     The Company will continue to operate mainly in the pay television industry which has been the driver of growth in the recent years. In order to face these new challenges, the Company has recognized that remaining a publicly reporting company requires greater corporate overhead than the Company believes is justified by its smaller size. On March 19, 2007, management, with the support of our controlling shareholders, offered to acquire for cash all the outstanding Class A common shares, other than shares held by the controlling shareholders and affiliates thereof, for U.S.$10.50 per share subject to the consummation of the sale of our Basic pay television channels to Turner. The board of directors then formed a special committee to evaluate and negotiate this proposal and engaged its own financial and legal advisors. On November 8, 2007, management, with the support of the controlling shareholders, amended the going private proposal to increase the price per share offered to acquire for cash up to all of the outstanding Class A Common Shares of the Company held by the shareholders other than the controlling shareholders to $12.35 per share.

     The Company expects to grow its revenues in pay television as the market continues to steadily grow as a result of the deregulation of the telecommunications industry allowing the introduction of new entrants (telephone companies). The growth of the pay television market in the Company’s region is strongly related to the stability of the economies and exchange rate in each country. The Company expects the region as a whole to be stable in the short-term.
     For a description of the trends affecting our business see Item 3.D. “Risk Factors” and Item 5. “Operating and Financial Review and Prospects.”
Off-Balance Sheet Arrangements
     As of December 31, 2006 and 2005, we did not have any material off-balance sheet arrangements.
Item 6. Directors, Senior Management and Employees
     A.     Directors and Senior Management
     The following table presents the names of the members of our board of directors as of December 1, 2007, their ages, the date each member assumed office (the term of each director expires at the 2007 Annual Meeting):

Name	Age	Director Since
Roberto Vivo-Chaneton	54	September 21, 2001
Carlos Bardasano	62	September 21, 2001
Eric C. Neuman	63	September 21, 2001
Steven Bandel	54	April 7, 2006
Frank Feather	64	September 21, 2001
John A. Gavin	76	September 21, 2001
Gabriel Montoya	38	April 30, 2002
José Antonio Ríos	61	September 21, 2001
Emilio Romano	42	November 12, 2001
Ricardo Verdaguer	56	September 21, 2001
Luis Villanueva	50	April 30, 2002
Christina Vest	36	November 30, 2005
     Mr. Vivo-Chaneton is the chairman of the board of directors and Messrs. Bardasano and Neuman are vice chairmen of the board of directors.
     Each member of the board of directors serves for a period ending at each annual meeting of our shareholders, which generally will be held during the last quarter of each year.
Executive Officers
     The following table sets forth the names of each of our executive officers as of December 1, 2007, their ages, the position they hold in Claxson and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since
Roberto Vivo-Chaneton	54	Chairman of the Board and Chief Executive Officer	September 21, 2001
Marcelo Zuñiga	57	Executive Director—Ibero American Radio Chile	August 30, 2002
José Antonio Ituarte	47	Chief Operation Officer Broadband and Internet	November 1, 2007
Amaya Ariztoy	39	Senior Vice President and General Counsel	September 21, 2001
Mariano Varela	40	Executive Vice President and General Manager of Playboy TV Latin America	May 1, 2007
Fernando Gastón	39	Senior Vice President Channels	Since December 1, 2006 through August 9, 2007
Ezequiel Paz	33	Chief Financial Officer	November 1, 2007
Ralph Haiek	50	Chief Strategy Officer — Pay TV	Since January 1, 2006 through May 30, 2007

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
     Carlos Bardasano is director and vice chairman of our board of directors. Mr. Bardasano joined the Cisneros Group of Companies 41 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies. Mr. Bardasano served as president and CEO of the Venevision Television Network from 1992 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, the first television network in Colombia, and a permanent executive member of the programming committee of Caracol TV Network. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela. Mr. Bardasano has been appointed to our board of directors by our Class C common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
     Eric C. Neuman is director and vice chairman of our board of directors. Mr. Neuman has been a Managing Director and Partner of Hicks Equity Partners LLC since June 2007 and a partner of HM Capital Partners (an affiliate of Hicks, Muse, Tate & Furst Incorporated) since January 2001 and principal of Hicks Muse from April 1999 to December 2000. Between June 1998 and March 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and serves on the boards of directors of DirecPath, LLC and Grupo Multivision. He previously was a director of Chancellor Media, Media Capital, Capstar Broadcasting Partners, Sunrise Television Corporation, and Cablevision (Argentina). Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Neuman has been appointed to our board of directors by our Class H common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
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
     José Antonio Ríos is the chairman of the board of directors of Global Crossing Latin America. Over the past seven years Mr. Ríos played several key roles at Global Crossing, including chief administrative officer and international president, overseeing the company’s vast operations in more than 20 countries in Europe, Latin America and Asia. He was also chairman of the board of Global Crossing UK and a director in more than 60 other Global Crossing entities worldwide. Prior to joining Global Crossing, Mr. Ríos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Ríos was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He has also served on the boards of over 30 companies within the Telefónica group. Mr. Ríos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Ríos was the founding president and chief executive officer of Galaxy Latin America™ where he was responsible for the planning, development and launch of DIRECTV™. Mr. Ríos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Ríos holds a degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela. Mr. Ríos has been appointed to our board of directors by our Class F common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
     Emilio Romano was the chief executive officer of Mexicana Airlines through August, 2007. In 2001, he co-founded Border Group, LLC and served as an advisor to several entertainment and media companies. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including General Director of Revenue Policy and Federal Fiscal Attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.
     Ricardo Verdaguer was El Sitio’s co-founder and served as member of El Sitio’s board of directors from inception. Mr. Verdaguer was co-founder of Impsat Fiber Networks, Inc. and its precedent Impsat S.A. (Argentina), where he served as President and CEO since inception in 1988 until May 2007. Impsat Fiber Networks, Inc. is a leading provider of fully integrated broadband data, Internet and voice telecommunications services in Latin America and the USA that was acquired by Global Crossing Ltd. in May 2007. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalúrgicas Pescarmona. He holds a Bachelor of Science degree in Engineering.

     Christina Vest has served on our board of directors since December 2005. Mrs. Vest is a Principal of HM Capital Partners LLC (an affiliate of Hicks, Muse, Tate & Furst Incorporated), a global private equity investment firm, which she first joined in February 1995. Mrs. Vest also serves on the boards of Ocular LCD, Inc., DLA Holdings, iParty Corp., and Fox PanAmerican Sports. She received her undergraduate degree from Harvard University and her M.B.A. from Harvard Business School. Mrs. Vest has been appointed to our Board of Directors by our Class H common shareholders. See Item 10.B. “Memorandum and Articles of Association — Voting Rights.”
     Luis Villanueva is the President and CEO of Venevision International LLC, a leading Spanish language entertainment company which engages in TV programming distribution and production, film distribution, pay TV channels, music, mobile entertainment and audiobooks, owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela. Mr. Villanueva has been appointed to our board of directors by our Class C common shareholders. See Item 10.B. “Memorandum and Articles of Association—Voting Rights.”
Executive Officers
     José Antonio Ituarte is our chief operating officer of broadband and Internet. Prior to this position, he served as chief financial officer and Executive Vice President of broadband and Internet until October 2007. Prior to these positions, Mr. Ituarte had served as Claxson’s chief staff officer, chief operating officer and general manager and chief financial officer at Ibero American Media Holdings Chile, one of our current subsidiaries. Before joining Ibero American, Mr. Ituarte spent almost a decade at Radio Pudahuel FM as strategic consultant and information technology specialist. Prior to that, he acted as consulting director for KPMG Peat Marwick. Additionally, Mr. Ituarte is a founding partner of ITC Consultores, a consulting firm that provides services to financial institutions, public service enterprises, and educational institutions. Mr. Ituarte holds a Bachelors degree in Computer Engineering with a Masters of Business Administration from Universidad Adolfo Ibañez in Chile.
     Marcelo Zuñiga is Executive Director of Ibero American Radio Chile (IARC). Under his tenure, IARC has grown to become the largest radio holding in Chile with eight of the most successful radio stations, each one of them a leader in its segment and six of them among the top ten. His extensive radio and television career includes a tenure as Director of Radio Cooperativa at Compañía Chilena de Comunicaciones (CCC), position he held for 18 years and where he lead Cooperativa to become the most important radio station in Chile. While at CCC he also gave life to Rock & Pop, a project that revolutionized the Chilean radio market in the 90s, and to Radio Corazón, a station that since its inception has ranked among the top five radio stations in Chile. He joined IARC’s founding team in 1998 as Operations Manager, leading the music and sales strategy of the holding to make it today the undisputed leader in the Chilean market with close to 40% of the national audience share. Marcelo Zuñiga has become an executive of Prisa Group after the closing of the radio networks sale transaction.
     Amaya Ariztoy is senior vice president and our general counsel since September 2001. Prior to her current position, Ms. Ariztoy served as vice president of legal and business affairs for Cisneros Television Group since 1998. Ms. Ariztoy also manages and oversees corporate legal matters with channel partners, affiliates and advertisers. Ms. Ariztoy has worked in several areas within the Cisneros Group of Companies, including the Venezuelan-based broadcast television station, Venevision, and DIRECTV/Venezuela. Ms. Ariztoy holds a law degree from the School of Law of Universidad Católica Andres Bello in Caracas, Venezuela.
     Mariano Varela serves as executive vice president and general manager of Playboy TV Latin America since May 2007. Prior to his current position, Mr. Varela served as executive vice president of Claxson pay television since 2006 and was in charge of the adult and Fashion TV channels as well as the pay television sales and marketing. Mr. Varela was Claxson’s vice president of corporate marketing from 2001 to 2005. Mr. Varela also served as vice president of marketing at El Sitio from 1999 to 2001. Before joining El Sitio, Mr. Varela spent almost 6 years (1994-1999) as a client services director & regional account director at Leo Burnett and an account manager for Young & Rubicam from 1992 to 1994. Mr. Varela holds a degree in Communications Sciences from Universidad del Salvador, Argentina.

     Fernando Gastón served as senior vice president of Films & Series, Music and Documentaries network (Retro, Space, Isat, Infinito, Much Music and HTV) until August 9, 2007. Prior to his current positions, Mr. Gastón served as the General Manager of the Film and Series channels from 2000 to 2005. Mr. Gastón also served as Original Production Manager (Southern Cone) for Cisneros Television Group from 1998 to 1999. Mr. Gastón completed an Executive training program in Management at Universidad Torcuato Di Tella.
     Ezequiel Paz serves as chief financial officer since November 2007. Prior to his current position, Mr. Paz was vice president of corporate finance since October 2004. Prior to this, Mr. Paz served as assistant vice president of corporate finance from 2002 to 2004. Previously, Mr. Paz served as director of new business development at the Cisneros Television Group and as financial analyst for Ibero American Media Partners. Before joining Cisneros Television Group in 1998, he performed a summer internship with Chase Manhattan Bank in Argentina and previously served as financial analyst at Industrias Metalúrgicas Pescarmona’s project finance department. Mr. Paz has a Bachelor in Business Economics from Universidad Torcuato Di Tella in Buenos Aires, Argentina.
     Ralph Haiek was our chief strategic officer until May 30, 2007. Until January 2006, Mr. Haiek was chief operating officer Pay-TV of Claxson. Mr. Haiek served as chief operating officer of the Cisneros Television Group (CTG) and senior vice president and general manager of CTG Music. Before joining CTG, Mr. Haiek founded MuchMusic Argentina, one of the leading music channels in Latin America. Mr. Haiek is a founding member of Promax Latin America and a member of the Latin Academy of Recording Arts and Sciences. He holds a Bachelors degree in Economics from Universidad de Buenos Aires and a Master of Business Administration from Instituto de Altos Estudios Empresariales (Universidad Austral) in Argentina. Mr. Haiek was given the 2003 Pay TV President of the Year Award at the INTE Awards held in Miami, an industry event that recognizes the best of the Spanish-speaking television industry.
     B.     Compensation
     Each independent director and up to one director appointed by each of Hicks Muse and the Cisneros Group who is not an employee of each respective organization and the Class F Common Shareholders is entitled to receive U.S.$40,000 annually for service on our board of directors, payable quarterly. The directors who received the annual compensation for the year ended December 31, 2006, were Messrs. Ríos, Romano, Feather, Verdaguer and Gavin. In addition, each of Messrs. Ríos, Romano, Feather, and Verdaguer as member of the Audit Committee is entitled to receive an additional U.S.$10,000. All directors receive reimbursement for out-of-pocket expenses incurred in connection with our board of directors meetings.
     As a result of the going private proposal made by the Company, on March 19, 2007 the board of directors formed a special committee composed by the independent directors, Messrs. Romano, Feather and Verdaguer to analyze and negotiate the going private proposal. The chairman of the special committee will receive a one-time special committee fee of U.S.$20,000 and each of the other two members will receive U.S.$15,000.
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
     In the year ended December 31, 2006, the aggregate amount of compensation paid to our 2006 executive officers as a group was approximately U.S.$3,356,037. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

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
     Share Options
     All share options granted under the 2001 share incentive plan must be evidenced by, and subject to the terms of, a written award agreement. Unless otherwise provided by the compensation committee in an award agreement, the term of share options granted under the plan will be ten years. Unless otherwise provided by the compensation committee in the applicable award agreement, share options vest in three annual installments of 30%, 30% and 40%. Share options have an exercise price per Class A common share equal to the fair market value of each share on the date of grant.
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

     Grant of Stock Options
     The chart below lists outstanding options held under the 2001 Share Incentive Plan by our executive officers, as follows:

Manager	Business	Stock Options
Roberto Vivo-Chaneton	Corporate	403,565
José Antonio Ituarte	Corporate	109,112
     Options to purchase 185,338 shares of Class A common stock held by Mr. Vivo-Chaneton are currently vested and exercisable at a price of U.S.$0.738 per share (the average of the closing price for the five-day trading period beginning on January 17, 2002, the date of grant). Options to purchase 218,227 and 109,112 shares of Class A common shares held by Messrs. Vivo-Chaneton and Ituarte, respectively, are currently vested and exercisable at a price of U.S.$3.20 per share (the closing sales price of our stock for the date immediately preceding the date of grant). Except for Roberto Vivo-Chaneton’s options which are exercisable for 10 years from the date of grant, the options are exercisable for five years from the date of grant.
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
     Upon termination of employment due to the non-renewal of the employment agreement by us, Mr. Vivo-Chaneton will receive a lump sum amount in cash equal to one year’s base salary plus a target bonus of 100% of the base salary, with vested share options remaining exercisable for a period of one year following such non-renewal. While employed and for a period of one year thereafter, Mr. Vivo-Chaneton will not compete with us or our subsidiaries. In the event of a future change in control, Mr. Vivo-Chaneton’s share options will become immediately vested and fully exercisable for the balance of the ten-year term of these options, except that if company performance targets have not been met at the time of the change in control, the options will be exercisable for a period of one year following the change in control, or such longer period as Mr. Vivo-Chaneton and the board of directors may agree. Notwithstanding this, Mr. Vivo-Chaneton’s existing options are currently fully vested and exercisable.

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
Compensation Committee
     The compensation committee consists of Messrs. Feather, Verdaguer and Romano, the three independent directors, and Messrs. Bardasano, Neuman and Ríos. The compensation committee makes recommendations to the board of directors regarding the following matters:
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

     D.     Employees
     As of December 31, 2006, our businesses (including continuing and discontinued operations) had an aggregate of 662 full-time employees. Our pay television businesses had 427 full-time employees, of whom 40 worked in our Miami offices, 378 in our Buenos Aires offices, and 9 employees in our Mexico and Brazil offices. Our broadcast business had 183 full-time employees as of the same date.
     At December 31, 2006, our broadband and Internet business had 46 full-time employees.
     At December 31, 2006, our executive offices, comprised of the office of the chairman of the board and chief executive officer and the chief financial officer, had 6 full-time employees.
     As of December 31, 2006, our non-consolidated joint venture, DMX Music Latin America, had 6 full-time employees, and Digital Latin America had 8 full-time employees.
     We expect that after the closing of the transaction with Turner we will have approximately 140 employees including our Playboy TV Latin America joint venture, Claxson Playout operation, our broadband and Internet division and our corporate, administrative and back-office services.
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
     See Item 6.B. “Compensation” and Item 7.A. “Major Shareholders”.
Item 7. Major Shareholders and Related Party Transactions
     A.     Major Shareholders
Ownership of Major Shareholders
     The following table presents, as of December 1, 2007, the beneficial ownership of our Class A common shares by:
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

		Percentage of Class A
	Number of Class A	Common Shares	Number of Class C	Number of Class F	Number of Class H
Beneficial Owner	Common Shares	(%)(1)	Common Shares	Common Shares	Common Shares
1945 Carlton Investments LLC(2)(12)	4,178,846	19.2		1
1947 Carlyle Investments LLC(3)(12)	4,358,058	20.0		1
Ricardo J. Cisneros(4)(12)	4,358,058	20.0
Gustavo A. Cisneros(5)(12)	4,178,846	19.2
Hicks Muse(6)	7,769,901	35.6			1
Luis H Moreno III(7)(12) (13)	639,266	2.9			1

		Percentage of Class A
	Number of Class A	Common Shares	Number of Class C	Number of Class F	Number of Class H
Beneficial Owner	Common Shares	(%)(1)	Common Shares	Common Shares	Common Shares
Roberto Vivo-Chaneton(8)(12)(13)	1,342,019	6.0			6
Carlos Bardasano	5,000	*
Eric C. Neuman	7,532	*
Steven Bandel (9)	65	*
Gabriel Montoya	5,865	*
John A. Gavin	5,000	*
Ricardo Verdaguer	5,000	*
Frank Feather	5,000	*
José Antonio Ríos	5,000	*
Emilio Romano	5,000	*
Luis Villanueva	—	*
Christina Vest	—	*
Ralph Haiek	278,672	1.3
José Antonio Ituarte (10)	190,772	*
Amaya Ariztoy	800	*
Mariano Varela	2,433	*
Marcelo Zuñiga	—	*
Ezequiel Paz	625	*
All directors and executive officers as a group (18 persons)	1,858,718	8.3
Black Horse Capital Advisors, LLC (11)	2,230,805	10.2

*	indicates less than 1%

(1)	Based on 21,808,290 shares of our Class A common shares outstanding as of December 1, 2007 and calculated according to
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

(2)	Excludes 4,358,057 Class A common shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 4,178,846 Class A common shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 4,358,057 Class A common shares owned by 1947 Carlyle Investments LLC. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC.

(5)	Includes 4,178,846 Class A common shares owned by 1945 Carlton Investments LLC. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments, LLC.

(6)		Includes:
	•		5,589,525 Class A common shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

	•		1,014,813 Class A common shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

	•		830,259 Class A common shares held of record by Davivo International Ltd;

	•		217,360 Class A common shares held of record by HMLA 1-SBS Coinvestors, L.P.;

	•		107,945 Class A common shares held of record by HMTF Holdings;

	•		10,000 Class A common shares held of record by Hicks, Muse Co. Partners, L.P.

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

(7)	Includes:

489,417 Class A common shares held of record by SLI.com Inc.

2,285 Class A common shares held of record by Gallia Enterprises Ltd.

100,859 Class A common shares held of record by Luis H. Moreno III

26,700 Class A common shares held of record by Interamerican Technology, S.A.

20,005 Class A common shares held of record by Bulls & Bears Enterprises Inc.

(8)	Includes 6,250 Class A common shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 403,565 shares of Class A common shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(9)	Includes 62 Class A common shares owned by Mr. Bandel’s spouse. Mr. Bandel disclaims beneficial ownership of Mr. Bandel’s spouse’s shares.

(10)	Includes options to acquire 109,112 shares of Class A common shares granted to Mr. Ituarte under the Claxson 2001 Share Incentive Plan which are currently exercisable.

(11)	Black Horse Capital Advisors, LLC and its affiliates Black Horse Capital Offshore Ltd., Black Horse Capital LP and Black Horse Capital (QP) LP are the beneficial owners of 2,230,805 Class A common shares according to a Form 4 filed by Black Horse Capital Advisors, LLC on November 16, 2007.

(12)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the board of directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(13)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

Voting
     See Item 10.B. “Memorandum and Articles of Association”.
     B.     Related Party Transactions
     The following discussion presents related party transactions involving Claxson, 1945 Carlton/1947 Carlyle (Cisneros Group) and/or Hicks Muse, including their respective affiliates, and our executives/employees and directors for the period beginning January 1, 2005 through the date hereof, including related party transactions involving the discontinued operations.
     On March 19, 2007, in a letter from Roberto A. Vivo-Chaneton, our Chairman of the Board and Chief Executive Officer, to the board, the management, with the support of our controlling shareholders, offered to acquire for cash all the outstanding Class A common shares, other than shares held by the controlling shareholders and affiliates thereof, for U.S.$10.50 per share subject to the consummation of the sale of our Basic pay television channels to affiliates of Turner. Pursuant to the letter, following the purchase of the Class A common shares, the Class A common shares would no longer trade and would be deregistered under Section 12(g)(4) of the Exchange Act. On November 8, 2007, management, with the support of the controlling shareholders, amended the going private proposal to increase the price per share offered to acquire for cash up to all of the outstanding Class A Common Shares of the Company held by the shareholders other than the controlling shareholders to $12.35 per share.
     DIRECTV Latin America distributes all of our channels pursuant to distribution agreements. Members of the Cisneros Group of Companies owned approximately 21% of DIRECTV Latin America which currently distributes the following channels on a pan-regional basis: Playboy TV, Spice Live, Venus, Infinito, MuchMusic, the DMX MUSIC Latin America channels, Retro, FTV, Cl@se and HTV and the pay-per-view channel, the G-Channel. DIRECTV Latin America also distributes Space and I.Sat in the Southern Cone. The distribution agreements grant DIRECTV Latin America the right to distribute our channels in certain Latin American markets in exchange for a per subscriber, local currency denominated license fee for our basic channels and a percentage of revenues for our premium channels. Our existing distribution agreements with DIRECTV Latin America for our premium channels expired in December 2004. Although the final agreements have not yet been executed, we have negotiated new terms for these agreements and have been operating under these terms since January 2005 which provide us with a lower revenue share percentage for our premium channels than previously received. In addition, our basic channels expired on December 31, 2005. We negotiated the renewal terms of these agreements with DIRECTV Latin America and are in the process of executing the agreements, but they include lower per subscriber rates than the prior contracts. Although such agreements are not executed yet, we have been operating under these terms since January 2006. As a result of the subscriber base loss in Mexico and Brazil related to the DIRECTV Latin America business combination with Sky Latin America and the lower per subscriber rates that we will receive as part of the renegotiation of our premium and basic channel distribution agreements with DIRECTV for the rest of the region. We expect a reduction in our DIRECTV revenues from Brazil for the premium channels since the distribution was contributed to the joint venture with Globo. As a result of our non controlling interest in the joint venture with Globo the revenues from the distribution of the premium channels in Brazil will not be consolidated in our results as of July 4, 2007. See Item 3.D. “Risk Factors”. We depend on a limited number of pay television system operators for a significant portion of our revenues and the loss of any of our major pay television system operators or renegotiation of existing contractual terms could significantly reduce our revenues.
     Imagen Satelital S.A. and CableVisión S.A., a cable operator in Argentina, entered into an affiliation agreement effective as of January 1, 2004 through December 31, 2006. Funds affiliated with Hicks Muse owned approximately 50% of CableVisión S.A. The distribution agreement provides for the distribution of the following channels: Space; I.Sat; Retro; Infinito; FTV; MuchMusic and Crónica for the basic tier; Playboy and Venus as a premium channels and pay-per-view service. Hicks Muse sold its interest in CableVisión S.A. during 2006. On November 16, 2006, the affiliation agreement with CableVisión S.A. was renewed.

     In Venezuela, a number of Claxson’s pay television channels are distributed by Corporación Telemic S.A., which is also known as Intercable. A fund affiliated with Hicks Muse has a significant equity interest in Intercable. Due to the currency devaluation and foreign currency control system imposed in Venezuela, the parties renegotiated the license fees to be paid in local currency.
     In Argentina, Claxson distributes the following channels through Teledigital Cable S.A., an affiliate of Hicks Muse: Space; I.Sat; Infinito; MuchMusic; Retrochannel; HTV; FTV; Playboy and Venus. The current distribution agreement expires on March 1, 2007. Hicks Muse sold its interest in Teledigital Cable S.A. during 2006. On November 16, 2006, the affiliation agreement with Teledigital Cable S.A. was renewed.
     For the years ended December 31, 2004, 2005 and 2006, we realized approximately U.S.$17.4 million, U.S.$16.6 million and U.S.$10.7 million, respectively, in aggregate revenues from our distribution agreements with DIRECTV Latin America, CableVisión S.A., Intercable and Teledigital Cable S.A.
     On June 19, 2000, Playboy TV International entered into a program license agreement (as amended by letters dated July 27, 2001 and October 4, 2001) with Venevision International LLC, a member of the Cisneros Group, pursuant to which Venevision International LLC distributes certain Playboy television programs on broadcast television in Latin America, Portugal and Spain. The license fee was U.S.$525,000 for programs aired from April 2003 to March 2004. This Agreement was assigned by Playboy TV International to Playboy TV Latin America effective as of April 1, 2002 as part of the Playboy TV Latin America restructuring. On December 31, 2004, Venevision International LLC and Venevision International Productions LLC, both members of the Cisneros Group, Playboy TV International LLC, an affiliate of Playboy Enterprises and Playboy TV Latin America, entered into a series of related agreements in order to set off and settle outstanding amounts due among themselves arising from the license agreement referred to above and the co-production agreement between Playboy TV International and Venevision International Productions LLC, resulting in a net amount due to Playboy TV Latin America of U.S.$333,000 payable by Playboy TV International and Venevision International LLC throughout 2005. Venevision International LLC owed Playboy TV Latin America U.S.$47,800.
     Prior to our sale of Claxson Playout, Inc.’s dubbing and traffic business in May 2005, Claxson Playout, Inc. provided dubbing and post production services to Venevision International LLC, an affiliate of Cisneros Group, for a fee negotiated on a case by case basis.
     Imagen Satelital S.A. is the exclusive affiliate and advertising sales representative for Latin America and Iberia of Venevision Continental, a pay television channel that is wholly owned by members of the Cisneros Group. With the exception of DIRECTV Latin America, for which Imagen Satelital, S.A. receives no commission, Imagen Satelital, S.A. receives a commission for affiliate sales that ranges from 20% to 30% based on the amount of the revenues. In addition, Claxson sub-leases office and studio space to Venevision Continental and provides playout services. A subsidiary of Claxson is also the advertising sales representative of Venevision Continental.
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
     The revenues generated were to be distributed based on a 50/50 sharing formula minus certain costs incurred by the parties. On April 22, 2005, Imagen Satelital S.A. (as successor in interest to El Sitio Management S.A.) and America On Line Latin America, Inc. terminated the strategic alliance agreement by mutual agreement. In accordance with the terms of the termination agreement, Imagen Satelital S.A. ceased providing the services on June 6, 2005.

     On July 1, 2003, Imagen Satelital S.A. (successor in interest to El Sitio Management S.A.) entered into an agreement with CableVisión S.A. (owner and operator of the subscriber based broadband service known as Fibertel). Under such agreement Fibertel pays Imagen Satelital S.A. U.S.$5,000 pesos per month and 90% for the revenues derived from all online and pay-per-view transactions. Funds affiliated with Hicks Muse hold an approximately 50% ownership interest in Cable Visión S.A. Under the terms of the memorandum of understanding, Fibertel will guarantee to Claxson payment of 100% of all revenue derived from the first 1,000 subscribers to Fibertel’s online games service. In addition, Fibertel would pay to Claxson 50% of all revenue derived from all online games subscribers beyond the first 1,000. This agreement expired on June 30, 2005. However, the parties have continued operating under the terms of agreement and are currently negotiating the renewal of the agreement. As a result of the resolution adopted on May 19, 2007 regarding the transfer of the assets and rights held by Imagen Satelital S.A. of the broadband and internet division the agreement with Fibertel was assigned to ESDC S.A.
     On September 21, 2001, our Uruguayan subsidiary executed a five-year lease and co-management agreement for the operation of three radio stations owned by Sarandi Communications, S.A: AM 690 (Sarandi), AM 890 (Sport), and FM 91.9 (Music One, today known as Radio Disney). Our chairman of the board and chief executive officer, Roberto Vivo-Chaneton owns a 25% equity interest in Sarandi. We had also negotiated an option with Sarandi which would grant us the right to acquire the company holding the Sarandi radio concession. The monthly payments due under the lease and co-management agreement amounted to U.S.$36,000 from August 2003. We recognized U.S.$432,000, U.S.$432,000 and U.S.$365,000 of expenses under this agreement in 2004, 2005 and 2006, respectively. The lease and co-management agreement expired on September 21, 2006 and the option expired on August 31, 2006. In addition, on November 17, 2006 we sold 100% of the equity interest in El Sitio Uruguay S.A., our subsidiary that operated the radio business in Uruguay to Inversiones Montevideo S.A., a company owned by the local management in Uruguay.
     Claxson has agreed to pay certain advisory fees to 1945 Carlton/1947 Carlyle (our Class C shareholders), Hicks Muse (our Class H shareholders) and the El Sitio founders (our Class F shareholders) for so long as each such shareholder owns at least three percent of Claxson’s outstanding common shares during a three year term from September 21, 2001. Claxson is required to pay to each of 1945 Carlton/1947 Carlyle and Hicks Muse U.S.$150,000 per year and the El Sitio founders, as a group, U.S.$50,000 per year. On June 14, 2004, the disinterested directors of the Claxson board of directors approved the renewal of the existing advisory agreement for an additional three-year term (from September 2004 through September 2007). Claxson approved this renewal in exchange for a waiver and termination of all unpaid and future director’s fees (U.S.$40,000 annually per director) for those directors designated by Hicks Muse and Cisneros Group, provided that the Cisneros Group and Hicks Muse are still entitled to designate up to one director that is not an employee of either company who will receive director fees for U.S.$40,000 per year. Hicks Muse designated Mr. Gavin as such director. We recognized U.S.$100,000, U.S.$510,000 and U.S.$590,000 of expenses under this agreement in 2004, 2005 and 2006, respectively.
     On June 21, 2004, our audit committee and the disinterested directors of our board approved the issuance of convertible debentures in an amount up to U.S.$5.0 million. On July 8, 2004, we executed agreements with Mr. Vivo-Chaneton (our Chairman and Chief Executive Officer), Mr. Haiek (our former Pay Television Chief Strategy Officer) and Mr. Ituarte (our former Chief Financial Officer) for the purchase of U.S.$2.0 million of convertible debentures. These convertible debentures may be converted to our Class A common shares at a conversion price of U.S.$3.24 per share (based on our average stock price for the five trading days preceding the date the debentures were issued), matured on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debentures at the conversion price. Each of Mr. Vivo-Chaneton, Mr. Haiek and Mr. Ituarte exercised the conversion option.
     On September 16, 2004 the disinterested directors of our Board of Directors approved the terms for the issuance of convertible debentures to 1945 Carlton and 1947 Carlyle, members of the Cisneros Group, and on September 20, 2004 we executed agreements with 1945 Carlton and 1947 Carlyle for the issuance of U.S.$0.5 million and U.S.$1.0 million, respectively, of convertible debentures. These convertible debentures may be converted into our Class A common shares at a conversion price of U.S.$2.79 per share (based on our average stock price for the five trading days preceding the date the debentures were issued), mature on July 31, 2006 and bear annual interest at 8.25%. Additionally, in the event that we prepay the debentures, the investors have the right to receive warrants to purchase shares of our Class A common shares in an amount equal to the principal amount of the debenture at the conversion price. Our total interest expense for the convertible debentures was U.S.$116,000, U.S.$286,000 and U.S.$168,000 in 2004, 2005 and 2006, respectively. 1945 Carlton and 1947 Carlyle exercised the conversion option of their respective debentures.

     Commencing on December 2003, our United States based office contracted local and long distance telephone services and internet connectivity services from Global Crossing Ltd. Mr. Jose A. Ríos, a director of our board, is the president of international operations for Global Crossing Ltd. We recognized U.S.$49,000, U.S.$46,000 and U.S.$43,000 in expenses under this agreement in 2004, 2005 and 2006, respectively.
     Since December 2001, Imagen Satelital S.A. receives connectivity services for nine connections among Claxson’s different locations and the Internet from IMPSAT Fiber Networks. Roberto Vivo-Chaneton, our chairman of the board and chief executive officer, used to be a director of IMPSAT. Ricardo Vedaguer, a director of Claxson, was the president and chief executive officer of IMPSAT until May 2007. We recognized U.S.$247,000, U.S.$94,000 and U.S.$65,000 of expenses under these agreements in 2004, 2005 and 2006, respectively.
     On October 28, 2004 the disinterested directors of our Board of Directors approved our entering into a series of transactions related to the restructuring of Digital Latin America, a company providing digital services to cable multiple system operators in Latin American since the year 2000. Prior to the restructuring, affiliates of Hicks Muse had a 43% equity interest in Digital Latin America. Claxson, through its subsidiary Lifford International Co. Ltd., acquired a 48% equity interest and 6,000,000 preferred shares in a newly formed holding company, DLA Holdings, which owns 100% of Digital Latin America. Claxson invested a net amount of U.S.$3.4 million in cash and committed to invest an aggregate of U.S.$3.0 million over three years to be used by Digital Latin America to pay services to be rendered by Claxson’s subsidiaries over such period. As part of this transaction, the outstanding debts of Digital Latin America with certain of its shareholders (including affiliates of Hicks Muse and affiliates of Motorola, Inc.) were decreased, refinanced and partially forgiven including the debt with Digital Latin America’s satellite provider.
     In order to finance our cash investment in Digital Latin America, Hicks Muse (through its affiliate Davivo International), subscribed for 830,259 of Claxson’s Class A common shares for U.S.$3.4 million.
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
     Furthermore, Claxson and Hicks Muse entered into a put and call agreement, pursuant to which Claxson has an option to acquire from Hicks Muse and Hicks Muse has the obligation to sell to Claxson up to 1,500,000 common shares of Digital Latin America (which represent 16% of the initial ownership of Digital Latin America) at a price of U.S.$1.5 million plus 8% annual cumulative appreciation, for a period of twelve years from October 2004, payable in cash and/or preferred shares of DLA Holdings. If Claxson exercised its call option, Claxson will have the additional option to acquire Hicks Muse’s remaining interest in DLA Holdings at the then fair market value.
     In addition, pursuant to the put and call agreement, Hicks Muse has an option to sell to Claxson, and Claxson has the obligation to buy from Hicks Muse up to 1,500,000 common shares of Digital Latin America (which represent 16% of the initial ownership of Digital Latin America) at a price of U.S.$1.5 million plus 8% annual cumulative appreciation, for a period of seven years, from October 2009. Claxson has the option to pay for these common shares in cash and/or preferred shares of DLA Holdings. Pursuant to the terms of the DLA Holdings shareholders agreement, notwithstanding the exercise of the put or call agreement, Hicks Muse would continue to have the right to appoint two of the five members of the DLA Holding’s board until Hicks Muse no longer owned any common shares of DLA Holdings.

     Finally, as part of this transaction, Digital Latin America entered into certain services agreements with Claxson, including: (i) management services agreement to provide administrative services to Digital Latin America for an annual fee of U.S.$265,000; (ii) program origination services and related postproduction services and signal satellite distribution for monthly fees of U.S.$81,000; and (iii) a monitoring and oversight agreement by which DLA Holdings pays Claxson U.S.$290,500. With the exception of the monitoring and oversight agreement, the rest of the agreements include an annual adjustment based on the consumer price index in the United States.
     In December 2004, Imagen Satelital S.A. entered into an agreement to receive co-location, housing and data center services from January 1, 2005 until December 31, 2006 from IMPSAT Fiber Networks for certain of Claxson’s Internet servers. Imagen Satelital S.A. pays a monthly fee of U.S$2,260 plus value added tax. Ricardo Verdaguer, a director of Claxson, was the president and chief executive officer of IMPSAT until May 2007.
     On December 30, 2004, Chilevision, Claxson Playout, Inc. (f/k/a The Kitchen) and Venevision International LLC, a member of the Cisneros Group, entered into an agreement in order to set off amounts due among themselves arising from (i) debt owed by Chilevision to Venevision for programming licenses; and (ii) debt owed by Venevision to Claxson Playout, Inc. for dubbing services, resulting in a net amount due to Claxson Playout, Inc. of U.S.$106,000 payable by Venevision International LLC throughout 2005. The amount of U.S.$29,000 is still outstanding.
     On January 19, 2005, Claxson Interactive Group Inc. entered into an agreement with Latino Cellular, LLC, a member of the Cisneros Group, for the distribution of certain of Claxson’s proprietary content throughout wireless operators in Latin America using different technologies, applications and/or networks, such as wap, sms, and mm’s. Latino Cellular, LLC and Claxson will share on a 50/50 basis the revenues collected from the carriers in connection with the distribution of such content. During 2005 and 2006 we generated U.S.$48,000 and U.S.$286,000, respectively, in revenues from Latino Cellular, LLC.
     We currently sublease office space to Movida Communications, an affiliate of the Cisneros Group.
     On July 20, 2006 Claxson Playout, Inc., a subsidiary of Claxson, entered into a letter agreement with Venevision International Film Channel, LLC, an affiliate of the Cisneros Group, for the provision by Claxson of playout origination and satellite transmission services for two channel feeds during a two-year term, renewable for an additional two-year period, for a monthly fee of U.S.$58,000 payable by Venevision International Film Channel, LLC.
     On May 23, 2007, Playboy TV Latin America, entered into a content license agreement with Venevision International LLC, an affiliate of Cisneros Group, for a three-year license of an erotic series “Bellas y Ambiciosas”. The license fee is U.S.$104,000 payable over the license period.
     C.     Interests of Experts and Counsel
     Not Applicable.
Item 8. Financial Information
     A.     Consolidated Statements and Other Financial Information
     The consolidated statements and other financial information required by Regulation S-X are included in this Annual Report on Form 20-F commencing on page F-1.
Legal Proceedings
     Except as described below, Claxson is not involved in any material legal proceedings.
     Four civil complaints have been filed between June and July 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio’s initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, are: Howard M. Lasker, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al (filed on June 8, 2001 in the U.S. District Court for the Southern District of New York); Bais

Kahana, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 12, 2001 in the U.S. District Court for the Southern District of New York); Shapaour Yavari, on behalf of himself and all others similarly situated, vs. El Sitio, Inc., et. al. (filed on June 22, 2001 in the U.S. District Court for the Southern District of New York); and Warren and Frances Foster and Larry Walls, on behalf of themselves and all others similarly situated, vs. El Sitio, Inc., et al. (filed on July 11, 2001 in the U.S. District Court for the Southern District of New York). The complaints allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose the following alleged actions on the part of the underwriters: (1) the underwriters solicited and received additional and excessive commissions from certain investors in exchange for special allocations of common shares in the initial public offering; and (2) the underwriters entered into agreements with these investors whereby such investors agreed to purchase additional common shares of El Sitio in the aftermarket at pre-determined prices, thereby artificially supporting or inflating the market price of El Sitio’s common shares. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. The complaints seek unspecified money damages. The Company can not estimate the possible loss, if any.
     In August 2001, the Court ordered that these cases be consolidated for all pre-trial purposes in proceeding styled In re Initial Public Offering Securities Litigation, 21 MC 92, an intra-district proceeding involving approximately 900 lawsuits relating to the initial public offerings of approximately 310 companies. In April 2002, the Court appointed Lead Plaintiffs, and the Lead Plaintiffs filed a Consolidated Amended Class Action Complaint. In July 2002, we and the other defendants in the class action filed a motion to dismiss. In November 2002, the plaintiffs dismissed their claims against our current and former officers and directors without prejudice. Our motion to dismiss, as well as those of most of the other defendants in the class action, was denied in February 2003.
     In April 2003, we were advised that the global settlement discussions between the Lead Plaintiffs and our insurer (on El Sitio’s behalf) to resolve all of the plaintiffs’ claims against the 310 issuer defendants in the consolidated proceeding had reached an advanced stage. On May 16, 2003, the independent directors on our board of directors authorized our management to allow El Sitio to participate in the proposed settlement. Among other things, the proposed settlement would have resulted in a broad release of claims against El Sitio, its officers and directors, and other issuers, and their officers and directors without a direct financial contribution by El Sitio. The proposed settlement would have required El Sitio to assign to the plaintiffs certain claims it potentially could bring against its underwriters arising from its initial public offering, and to release or waive certain other legal rights it may have had, including recovery of attorneys’ fees spent to date. The proposed settlement would not have released claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The Court held a final approval hearing on the fairness of the proposed settlement in April 2006. In October 2004, the Court certified a class in six “focus” cases (not including El Sitio), which had been selected among the 310 issuer defendants. The underwriter defendants in those cases requested interlocutory appeal of that decision. In December 2006, the U.S. Court of Appeals for the Second Circuit vacated the order granting class certification. In light of this decision, on June 27, 2007, the plaintiffs announced that they were terminating the settlement.
     Claxson believes that the allegations in the complaint relating to El Sitio and its directors and principal executive officers are without merit, and have retained counsel to vigorously defend El Sitio and its directors and principal executive officers in these cases if necessary.
     On April 10, 2006 Claxson Chile S.A., our Chilean subsidiary, was notified that the court granted an injunction on April 7, 2006 in favor of Bancard Inversiones Limitada pursuant to which Bancard Inversiones Limitada was permitted to withhold the balance of the purchase price for the sale of Chilevision of US$1.0 million that became due on April 14, 2006. On April 21, 2006 Bancard Inversiones Limitada filed a lawsuit against Claxson Chile and Claxson Interactive Group Inc. pursuant to arbitration proceedings in Chile supporting the injunction petition alleging indemnifiable claims for up to U.S.$917,921 based on alleged breaches of certain representations and warranties under the purchase agreement for the sale of Chilevision. On September 25, 2006 Bancard Inversiones Limitada filed a second a lawsuit against Claxson Chile pursuant to the arbitration proceeding alleging indemnifiable claims in the amount of U.S.$ 935,011. On December 28, 2006 Bancard Inversiones Limitada filed a petition for a new injunction consisting in the retention of part of the purchaser price from the radio networks sale transaction with Grupo Prisa. On January 30, 2007 the arbitrator granted such injunction petition. On May 5, 2007 the parties signed a settlement agreement to dismiss both lawsuits and any and all potential future claims in connection with the sale of Chilevision for the amount of U.S.$706,280 in favor of Bancard Inversiones Limitada.

     DLA Holdings, a company in which Claxson has a 48% equity interest, was a party in a lawsuit with a private equity firm that was contracted in 2003 to find additional investors for DLA Holdings. The private equity firm has claimed that the reorganization described in Note 3 “Acquisitions and Disposals” in the consolidated financial statements, is subject to a fee in the range of U.S.$350,000 to U.S.$1,500,000. On May 25, 2007 the lawsuit was settled pursuant to which DLA Holdings paid U.S.$70,000 to the plaintiff.
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
     B.     Significant Changes
     No significant change in our operations has occurred since the date of our most recent interim financial statements, which were filed on Form 6-K filed with the Securities and Exchange Commission on June 20, 2007.
Item 9. The Offer and Listing
     A.     Offer and Listing Details
     The following table sets forth, for the periods indicated, the reported high and low prices for our Class A common shares, as reported by Nasdaq for the Nasdaq SmallCap Market from June 12, 2001 until December 17, 2002 and the OTC Bulletin Board until becoming quoted on the pink sheets after September 27, 2006.

Fiscal Year Ended	Sales Prices
December 31,	High	Low
2002	U.S.$1.4000	U.S.$0.0600
2003	3.0500	0.1600
2004	6.3500	2.5000
2005	5.8000	3.1500
2006	10.7500	2.3000

	Sales Prices
	High	Low
2005
First Quarter	U.S.$5.8000	U.S.$3.4500
Second Quarter	5.5000	3.7000
Third Quarter	4.7500	3.6500
Fourth Quarter	4.7500	3.1500

2006
First Quarter	U.S.$4.2500	U.S.$3.0500
Second Quarter	4.2500	3.5000
Third Quarter	4.4200	2.3000
Fourth Quarter	10.7500	3.2500

2007
First Quarter	10.7500	9.0000
Second Quarter	12.7500	10.3000
Third Quarter	12.6000	12.0000

     The following table sets forth, for the most recent seven months, the high and low prices for the Class A common shares, as quoted on the pink sheets.

	Sale Prices
	High	Low
November 2007	U.S.$12.2500	U.S.$10.9000
October 2007	12.6000	12.0000
September 2007	12.0000	12.0000
August 2007	12.0000	12.0000
July 2007	12.0000	11.5000
June 2007	12.5000	11.5000
May 2007	13.0500	12.0000
     B.     Plan of Distribution
     Not Applicable
     C.     Markets
     Our Class A common shares are currently quoted on the pink sheets (ticker symbol: XSON.F.PK). Our Class A common shares were first listed and began trading on The Nasdaq National Market on September 21, 2001 immediately following the consummation of the merger transaction. On June 12, 2002, our Class A common shares were transferred to The Nasdaq SmallCap Market on December 18, 2002 our Class A common shares were transferred to the OTC Bulletin Board and on September 27, 2006, our Class A common shares became traded on the pink sheets.
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
     Voting Rights
     The holders of Class A common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Cumulative voting is not permitted. The holders of Class C, Class F and Class H common shares are entitled to special rights with respect to the designation of directors as follows:
•	four directors to be designated by 1945 Carlton/1947 Carlyle, as the holders of the Class C common shares (Class C Group);

•	one director designated by the holders of the Class F common shares (Class F Group);

•	three directors to be designated by Hicks Muse, as the holder of the Class H common share (Class H Group); and

•	one director elected by a resolution of directors who shall also be the chief executive officer of the company.

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
Differences in Applicable Law
Enforceability of Certain Civil Liabilities
     We are a business company organized under the laws of the British Virgin Islands. Many of our directors, officers and controlling persons and some of the experts named in this annual report reside outside the United States and all or a significant portion of our assets and of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or to enforce against us or these persons in the United States any court judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability, in original actions in British Virgin Islands courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in British Virgin Islands courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Consequently, our shareholders may be effectively precluded from pursuing remedies under the U.S. federal securities laws against us or such persons.
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
     C.     Material Contracts
     We have not entered into any material contract, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.B, “Business Overview”; Item 7.B, “Related Party Transactions” or provided in the Exhibits to this Form 20-F.
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
British Virgin Islands Tax Considerations
     Claxson is exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interest, rents, royalties, compensation and other amounts payable by it to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any of Claxson’s shares, debt obligations or other securities, including its Class A common shares. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any of Claxon’s shares, debt obligations or other securities, including its Class A common shares, save for interest payable to or for the benefit of an individual resident in the European Union. There is no comprehensive income tax treaty in force between the British Virgin Islands and the United States, although there is a tax information exchange agreement.

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
     The gross amount of any dividend on a Claxson Class A common share will be subject to U.S. federal income tax as foreign source dividend income. If a dividend is paid in a currency other than the U.S. dollar, the amount of the dividend will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of currency other than the U.S. dollar generally will be treated as U.S. source ordinary income or loss. For purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income.” However, if Claxson is a “United States-owned foreign corporation”, for foreign tax credit limitation purposes, dividends it pays in any year will be U.S. source income in proportion to the percentage of Claxson’s earnings and profits in that year that are attributable to U.S. sources (provided at least 10% of Claxson’s earnings and profits are so attributable). For this purpose, Claxson will be treated as a United States-owned foreign corporation if 50% or more of the voting power or value of its shares is owned, directly or indirectly, by United States persons. A dividend will not be eligible for the corporate dividends received deduction.
     Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Claxson Class A common share before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Claxson Class A common share will be a qualified dividend if (i) the Claxson Class A common shares are readily tradable on an established securities market in the United States, and (ii) Claxson was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a PFIC. The Claxson Class A common shares are listed on the OTC Bulletin Board and thus currently do not qualify as readily tradable on an established securities market in the United States. The Internal Revenue Service has stated that it continues to consider whether, for future years, shares listed on the OTC Bulletin Board will qualify as readily tradable on an established securities market in the United States and whether any such qualification should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under

Securities and Exchange Commission or exchange rules, or issuer disclosure of determinations regarding PFIC status. Based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether, if the Claxson Class A common shares become readily tradable on an established securities market in the United States and otherwise qualify for the reduced tax rate on dividends, Claxson will be able to comply with them. Holders of Claxson Class A common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate.
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
Passive Foreign Investment Company Rules
     A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on Claxson’s audited financial statements and relevant market and shareholder data, Claxson believes it was not a PFIC for U.S. federal income tax purposes for its 2006 taxable year. However, because the determination of whether Claxson is a PFIC is based upon the composition of its income and assets from time to time, it is possible that Claxson will become a PFIC for any future taxable year.
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
     I.     Subsidiary Information
     Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market Risks
     Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity and market prices and interest rates. We are exposed to market risk in the areas of foreign currency exchange rates. This section contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such a political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.
     Exchange Rate Sensitivity
     Our principal foreign currency exposure is related to our asset base, which consists principally of monetary assets and liabilities, in the countries in which we operate, specifically in Argentina and Europe. We use the Argentine peso as the functional currency for our Argentine subsidiaries.

     The following table summarizes our U.S. dollar monetary assets and liability exposure in foreign jurisdictions, including without limitation, Argentina, Chile, and Spain:

Monetary Assets and Liabilities Exposure
As of December 31, 2006
	Monetary	Monetary	Net
Country	Assets	Liabilities	Exposure
Argentina	$111	$291	$(180)
Chile	50	9	41
Other (1)	2,390	451	1,939

Total	$2,551	$751	$1,800

(1)	Primarily represents Spain.
     We do not currently hedge against currency exchange transaction risks, nor do we use derivative financial instruments for speculative trading purposes. We could, however, in the future engage in hedging activities against specific foreign exchange transaction risks.
     Foreign exchange net losses during fiscal year 2006 were U.S.$0.3 million compared to net gain of U.S.$0.8 million in 2005. At December 31, 2006, we had the equivalent of approximately U.S.$6.3 million in Argentine peso-denominated receivables and investments, U.S.$10.6 million in Chilean peso-denominated receivables and investments and U.S.$22.2 million in dollar-denominated receivables and investments.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     On April 30, 2002, we announced that our subsidiary Imagen Satelital, S.A. would not make an interest payment on May 1, 2002 on its 11% Senior Notes due 2005. On November 8, 2002, we successfully completed an exchange offer and consent solicitation with respect to 93.1% of the outstanding 11% Senior Notes due 2005 (the “Old Notes”). Pursuant to the exchange offer, we issued U.S.$41.3 million principal amount of our 8.75% Senior Notes due 2010 in exchange for U.S.$74.5 million principal amount of the Old Notes. On May 20, 2007 we redeemed all of the outstanding Old Notes. On September 26, 2007, we redeemed all of the outstanding 8.75% Senior Notes.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable
Item 15. Controls and Procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
     Claxson is committed to maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports filed pursuant the Securities Exchange Act of 1934 (“the Exchange Act”), as amended, is recorded, processed, summarized and reported as and when required, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow for timely decisions regarding required disclosure.
     As of the end of the period covered by this annual report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. Based on his evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

     Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. Because of inherent limitations in any system of disclosure controls and procedures, no evaluation of controls can provide absolute assurance that all instances of error or fraud, if any, within the Company, may be detected.
Changes in Internal Control Over Financial Reporting
     Our prior annual report on Form 20-F reported on material weaknesses in our financial reporting process. Consequently, we implemented a remediation plan. Such plan includes the following corrective actions:
•	The implementation of an internal communication policy between our legal, finance and accounting departments to properly obtain information about the non-routine transactions.

•	Corporate Accounting developed and communicated policies regarding our most important accounting issues.

•	Implementation of check-lists during the financial reporting preparation process based on the principal accounting aspects to be considered in a closing of this kind.

•	Hiring of an accounting firm to offer technical support in U.S. GAAP. We also worked on a policy for the hiring of this kind of services, including control procedures that our employees must put into practice on external services rendered.
Item 16.
     A.     Audit Committee Financial Expert
     Our board of directors has determined that Mr. Verdaguer qualifies as an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission and is “independent”. Since, we are not currently listed on any national securities exchange, in determining that Mr. Verdaguer is “independent”, our board of directors has relied on the independence requirements of the NASDAQ National Market Marketplace Rules.
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
     C.     Principal Accountant Fees and Services
     Deloitte & Co. S.R.L. audited our financial statements for the year ended December 31, 2006 and 2005. The table below provides information concerning fees for which we were billed for the last two fiscal years for services rendered by Deloitte & Co. S.R.L. and its affiliates.

	Amount of Fees
Description of Fees	2005	2006
	(In thousands of U.S.
	Dollars)
Audit Fees	$496	$783
Audit-Related Fees.	—	82
Tax Fees	97	185
All Other Fees	—	—

Total	$593	$1,050

     Audit Fees —These fees were primarily for professional services rendered by Deloitte & Co. S.R.L. in connection with their audit of our annual consolidated financial statements and reviews of the consolidated financial statements included in our quarterly press releases for the first three fiscal quarters of our fiscal years ended December 31, 2006 and 2005. Those fees also include audits of subsidiaries and joint ventures which we consolidate, as well as review procedures and consents related to SEC, and other local filings.
     Audit-Related Fees —These fees were primarily for services rendered by Deloitte & Co. S.R.L. for other services in connection with the sale transactions of the pay TV business.
     Tax Fees —These fees were for services rendered by Deloitte Tax LLP for advisory tax return preparation and tax consultation.
     Other Fees —No other fees were paid to Deloitte & Co. S.R.L.
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
Report of Deloitte & Co. S.R.L.
Report of Deloitte & Touche LLP
Report of Grant Thornton
Report of Morrison, Brown, Argiz & Farra, LLP
Report of McClain & Company L.C.

(b)	List of Exhibits

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

1.2	Amended and Restated Articles of Association of Claxson Interactive Group Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) filed with the Commission on August 15, 2001).

2.1	Combination Agreement, dated as of October 30, 2000, by and among Claxson Interactive Group Inc. (formerly, New Site Inc.), Newhaven Overseas Corp., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate and Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (included as Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.2	Amendment No. 1 to Combination Agreement, dated as of June 26, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-2 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.3	Amendment No. 2 to Combination Agreement, dated as of August 7, 2001, by and among Claxson Interactive Group Inc., formerly known as New Site Inc., Carlyle Investments LLC and Carlton Investments LLC, Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio, Inc. (included as Annex A-3 to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

2.4	Indenture, dated as of April 4, 1998, among IMASAC S.A. and Imagen Satelital, S.A. (as guarantor), The Bank of New York, Banco Rio de la Plata S.A. and Banque International a Luxembourg (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on February 26, 2001).

2.5	Indenture, dated as of November 7, 2002, among Claxon Interactive Group, Inc., Imagen Satelital, S.A. (as guarantor), The Bank of New York and Banco Río de la Plata S.A. (incorporated herein by reference to Claxson’s annual report on Form 20-F filed with the Commission on July 15, 2003).

3.1	Holdco Agreement, dated September 21, 2001, by and among 1947 PTVI, LLC, 1945 PTVI, LLC, Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., Certain Claxson Interactive Group, Inc. Stockholders and Claxson Interactive Group, Inc. (incorporated herein by reference to Claxson’s annual report on Form 20-F filed with the Commission on July 15, 2003).

4.1	Transfer Agreement, dated as of December 23, 2002, by and among Playboy Enterprises, Inc., Playboy Entertainment Group, Inc., Playboy Enterprises International, Inc., Claxson Interactive Group Inc., Carlyle Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Carlton Investments LLC (in its own right and as a successor in interest to Victoria Springs Investments Ltd.), Lifford International Co. Ltd. and Playboy TV International, LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

Exhibit Number	Description of Documents

4.2	Full-Time Transponder Lease Agreement, dated October 22, 1997, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.3	First Amendment to Full-Time Transponder Lease Agreement (Pre Launch), dated as of July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.4	Letter Agreement Re: Full-Time Transponder Lease Agreement, dated as of May 1, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.5	First Amendment to Full-Time Transponder Lease Agreement, dated as of July 31, 1998, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.6	Letter Agreement Re: First Amendment to the Full-Time Transponder Lease Agreement, dated July 31, 2000, by and between PanAmSat International Systems, Inc. and Cisneros Television Services, Inc. (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.7	Letter Agreement Re: Full-Time Transponder Lease Agreement, as amended (dated October 22, 1997), Full-Time Transfer Lease Agreement, as amended (dated May 1, 1998) and Letter Agreement for Retransmission Services, as amended (dated October 17, 1997), dated as of April 3, 2003, by and between PanAmSat International Systems, Inc. and Claxon USA Inc., formerly known as Cisneros Television Services, Inc. (incorporated herein by reference to Claxson’s annual report on
Form 20-F filed with the Commission on July 15, 2003).

4.8	Claxson Interactive Group Inc. 2001 Share Incentive Plan (included as Annex E to the proxy statement/prospectus forming a part of the Registration Statement on Form F-4 (No. 333-13062) filed with the Commission on August 17, 2001 which is incorporated herein by reference).

*4.9	Third Amended and Restated Operating Agreement for Playboy TV — Latin America, LLC, dated November 10, 2006, by and between Playboy Entertainment Group, Inc. and Lifford International Co. Ltd. (incorporated herein by reference to Form 6-K (No. 000-33143) filed with the Commission on December 6, 2006). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.10	Amended and Restated Program Supply and Trademark License Agreement, dated November 10, 2006, by and between Playboy Entertainment Group, Inc. and Playboy TV — Latin America, LLC (incorporated herein by reference to Form 6-K (No. 000-33143) filed with the Commission on December 6, 2006). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

*4.11	Venus Contribution Agreement, dated as of December 23, 2002, by and among Claxson Interactive Group Inc., Lifford International Co. Ltd, Playboy TV — Latin America, LLC and Playboy Entertainment Group, Inc. (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003). Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

Exhibit Number	Description of Documents

4.12	Playboy TV International Program Supply Agreement, dated as of August 31, 1999 by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001).

4.13	Amendment No. 1 to the Playboy TV International Program Supply Agreement, dated as of December 22, 2002, by and among Playboy Entertainment Group, Inc., Playboy TV International LLC and PTVLA U.S., LLC (incorporated herein by reference to Form 6-K (No. 035-22883) filed with the Commission on January 23, 2003).

4.14	Stock Purchase Agreement, dated as of December 14, 2006, by and among Claxson Interactive Group Inc., Claxson USA II, Inc., El Sitio, Inc., Santori N.V., Morehaven Investments, Inc., Mandary S.A., Turner International, Inc., Turner International Holding Company and Turner International Latin America Networks LLC. Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.15	First Amendment to the Stock Purchase Agreement, dated as of October 3, 2007, by and among Claxson Interactive Group Inc., Claxson USA II, Inc., El Sitio, Inc., Santori N.V., Morehaven Investments, Inc., Mandary S.A., Turner International, Inc., Turner International Holding Company and Turner International Latin America Networks LLC.

4.16	Shareholders Agreement, dated as of July 4, 2007, by and among Globosat Programadora Ltda., Playboy TV Latin America, LLC and PB Brasil Entretenimento S.A.

4.17	Parent Company Agreement, dated as of December 15, 2006, by and among Globosat Programadora Ltda., Claxson Interactive Group Inc. and Playboy Entertainment Group, Inc. Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.18	Share Purchase Agreement entered into on December 22, 2006, by and among Claxson Chile, S.A., Claxson Interactive Group Inc., Grupo Latino de Radiodifusión Chile Limitada and GLR Services, Inc.

8.1	List of Significant Subsidiaries.

11.1	Claxson Interactive Group Inc. Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to Form 20-F filed with the Commission on July 15, 2004).

12.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Deloitte & Co. S.R.L.

15.2	Consent of Deloitte & Touche LLP.

15.3	Consent of Grant Thornton.

15.4	Consent of Morrison, Brown, Argiz & Farra, LLP.

15.5	Consent of McClain & Company L.C.

*	Portions of this exhibit have been omitted and filed separately with the Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, requesting confidential treatment.

Signatures
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Roberto Vivo-Chaneton
	Name:	Roberto Vivo-Chaneton
December 14, 2007	Title:	Chief Executive Officer and Chairman of the Board of Directors

/s/ Ezequiel Paz
	Name:	Ezequiel Paz
December 14, 2007	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

- Claxson Interactive Group Inc.

Report of Independent Registered Public Accounting Firm of Claxson Interactive Group Inc. for the Years Ended December 31, 2006 and 2005	F-3

Report of Independent Registered Public Accounting Firm of Claxson Interactive Group Inc. for the Year Ended December 31, 2004	F-4

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-5

Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2004, 2005 and 2006	F-6

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2004, 2005 and 2006	F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006	F-8

Notes to Consolidated Financial Statements for the Years Ended December 31, 2004, 2005 and 2006	F-9

- DLA Holdings, Inc.

Report of independent registered public accounting firm of DLA Holdings, Inc. as of December 31, 2006 and 2005	F-30

Report of independent registered public accounting firm of DLA Holdings, Inc. as of December 31, 2005	F-31

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-32

Consolidated Statements of Operations audited for fiscal years ended December 31, 2006, 2005 and reviewed for the period from October 29, 2004 through December 31, 2004	F-33

Consolidated Statements of Changes in Stockholders’ Deficit audited for fiscal years ended December 31, 2006, 2005 and reviewed for the period from October 29, 2004 through December 31, 2004	F-34

Consolidated Statements of Cash Flows for the audited fiscal years ended December 31, 2006, 2005 and reviewed for the period from October 29, 2004 through December 31, 2004 (reviewed)	F-35

Notes to Consolidated Financial Statements as of December 31, 2006 (audited), 2005 and 2004 (reviewed)	F-36

- AEI Collingham Holdings Co. Ltd., (audited)

Report of independent registered public accounting firm of AEI Collingham Holdings Co. Ltd. as of December 31, 2006	F-51

Consolidated Balance Sheet as of December 31, 2006	F-52

Consolidated Statement of Operations for fiscal year ended December 31, 2006	F-53

Consolidated Statement of Stockholders’ Equity for the fiscal year ended December 31, 2006	F-54

Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2006	F-55

Notes to Consolidated Financial Statements as of December 31, 2006	F-56

- AEI Collingham Holdings Co. Ltd., (unaudited)

Consolidated Balance Sheet as of December 31, 2005 and 2004	F-60

Consolidated Statements of Operations for fiscal years ended December 31, 2005 and 2004	F-61

Consolidated Statement of Stockholders’ Equity for the fiscal year ended December 31, 2005	F-62

Notes to Consolidated Financial Statements as of December 31, 2005 and 2004	F-63

[This Page Intentionally Left Blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Claxson Interactive Group Inc.
Miami, Florida
We have audited the accompanying consolidated balance sheets of Claxson Interactive Group Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2006 and 2005 financial statements of DLA Holdings, Inc. (“DLA”) or the 2006 financial statements of AEI Collingham Holding, Inc. (“AEI”), the Company’s investments in which are accounted for by use of the equity method. The Company’s equity of $6,088 thousand and $4,674 thousand in DLA’s net liabilities as of December 31, 2006 and 2005, respectively, and of $1,413 thousand and $2,869 thousand in that company’s net loss for the respective years then ended are included in the accompanying financial statements. In addition, the Company’s equity of $1,435 thousand in AEI’s net assets as of December 31, 2006, and of $1,004 thousand in that company’s net income for the year then ended are also included in the accompanying financial statements. The financial statements of DLA and AEI were audited by other auditors whose reports (which, in the case of the auditors’ report of DLA, contains explanatory paragraphs related to the uncertainty about DLA’s ability to continue as a going concern) have been furnished to us, and our opinion, insofar as it relates to the above mentioned amounts included for DLA and AEI, is based solely on the reports of such other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and reports of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Claxson Interactive Group Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Buenos Aires city, Argentina, December 11, 2007
DELOITTE & Co. S.R.L.
ALBERTO LOPEZ CARNABUCCI
(Partner)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Claxson Interactive Group Inc.:
Buenos Aires, Argentina
We have audited the accompanying consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”) for the year ended December 31, 2004. These financial statements are the responsibility of Claxson’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Claxson is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Claxson’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Claxson Interactive Group Inc. for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
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
As discussed in Notes 1, 3 and 12 to the consolidated financial statements, the accompanying 2004 financial statements have been retrospectively adjusted for discontinued operations.
/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Miami, Florida
July 15, 2005 (December 11, 2007 as to the effects of the discontinued operations described in Notes 1, 3 and 12)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006
(In thousands of U.S. dollars, except share data)

	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,716	$14,183
Accounts receivable, net (1)	2,531	4,710
Due from related parties	2,324	2,745
Assets held for sale	126,191	127,036
Other current assets	2,338	1,239

Total current assets	153,100	149,913
PROPERTY AND EQUIPMENT, NET	1,686	1,736
PROGRAMMING RIGHTS, NET	1,068	1,237
INVESTMENTS IN UNCONSOLIDATED AFFILIATES	2,333	4,366
GOODWILL	8,046	8,046
OTHER ASSETS, NET	1,764	457

TOTAL ASSETS	$167,997	$165,755

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses (2)	$11,345	$14,727
Liabilities related to assets held for sale	112,179	97,211
Due to related parties	1,036	1,163
Accrued compensation	1,430	1,197
Other current liabilities	3,332	1,258
Current portion of programming rights obligations	1,506	1,568
Current portion of long-term debt	3,620	—
Unearned revenues	155	738

Total current liabilities	134,603	117,862

MINORITY INTEREST	293	360

COMMITMENTS AND CONTINGENCIES (Note 9)
SHAREHOLDERS’ EQUITY:
Class A common shares; $0.01 par value; 30,000,000 shares authorized, 20,486,465 and 21,651,380 shares issued and outstanding as of December 31, 2005 and 2006, respectively	205	217
Class C common shares; $1.00 par value; 2 shares authorized, issued and outstanding as of December 31, 2005 and 2006	—	—
Class F common shares; $1.00 par value; 7 shares authorized, issued and outstanding as of December 31, 2005 and 2006	—	—
Class H common shares; $1.00 par value; 1 share authorized, issued and outstanding as of December 31, 2005 and 2006	—	—
Additional paid-in capital	265,263	268,986
Deferred share-based compensation	(17)	—
Accumulated deficit	(248,534)	(236,517)
Accumulated other comprehensive income	16,184	14,847

Total shareholders’ equity	33,101	47,533

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$167,997	$165,755

See notes to consolidated financial statements

(1)	Includes $50 and $294 in 2005 and 2006, respectively of intercompany balances related to discontinued operations not eliminated in consolidation (see note 2)

(2)	Includes $7,857 and $10,483 in 2005 and 2006, respectively of intercompany balances related to discontinued operations not eliminated in consolidation (see note 2)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2004, 2005 and 2006
(In thousands of shares and U.S. dollars, except per share data)

	2004	2005	2006
REVENUES:
Subscriber-based fees	$8,064	$11,628	$12,470
Advertising	76	39	455
Production services (1)	277	1,124	1,510
Other (2)	2,247	2,499	3,621
Related parties	8,472	7,106	8,357

Total revenues, net	19,136	22,396	26,413

OPERATING EXPENSES:
Product, content and technology (3)	(10,597)	(12,972)	(14,879)
Marketing and sales (4)	(5,973)	(6,949)	(6,389)
Corporate and administration (5)	(7,298)	(7,065)	(6,358)
Depreciation and amortization	(1,244)	(752)	(578)
Related parties	(399)	(584)	(641)

Total operating expenses	(25,511)	(28,322)	(28,845)

OPERATING LOSS	(6,375)	(5,926)	(2,432)

OTHER INCOME (EXPENSE)
Interest expense	(283)	(39)	(27)
Interest income	91	298	754
Foreign currency exchange gain (loss)	416	797	(302)
Other	633	167	225
Interest expense — related parties	(116)	(286)	(168)
Interest income — related parties	36	549	543
Equity in earnings (losses) from unconsolidated affiliates and related transactions	245	(2,593)	(313)

Other income (expense), net	1,022	(1,107)	712

LOSS BEFORE (PROVISION) BENEFIT FOR INCOME TAXES, MINORITY INTEREST, AND DISCONTINUED OPERATIONS	(5,353)	(7,033)	(1,720)
(PROVISION) BENEFIT FOR INCOME TAXES	(471)	296	(233)

LOSS BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	(5,824)	(6,737)	(1,953)
MINORITY INTEREST	267	267	(71)

NET LOSS FROM CONTINUING OPERATIONS	(5,557)	(6,470)	(2,024)

DISCONTINUED OPERATIONS — income from operations of discontinued divisions, net (Note 12)	12,247	12,702	14,041

NET INCOME	6,690	6,232	12,017

OTHER COMPREHENSIVE INCOME (LOSS) — Change in foreign currency translation	2,419	4,081	(1,337)

COMPREHENSIVE INCOME	$9,109	$10,313	$10,680

NET INCOME PER COMMON SHARE:
Net loss from continuing operations
Basic	$(0.28)	$(0.32)	$(0.10)
Diluted	$(0.28)	$(0.32)	$(0.10)
Discontinued operations
Basic	$0.62	$0.63	$0.67
Diluted	$0.62	$0.63	$0.67
Net income
Basic	$0.34	$0.31	$0.57
Diluted	$0.34	$0.31	$0.57
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	19,611	20,416	20,932

Diluted	19,611	20,416	20,932

See notes to consolidated financial statements.

(1)	Includes $3, $216 and $225 in 2004, 2005 and 2006, respectively of intercompany transactions related to discontinued operations not eliminated in consolidation (see note 2)

(2)	Includes $2,148, $2,151 and $2,345 in 2004, 2005 and 2006, respectively of intercompany transactions not eliminated in consolidation (see note 2)

(3)	Includes $804, $2,000 and $2,472 in 2004, 2005 and 2006, respectively of intercompany transactions related to discontinued operations not eliminated in consolidation (see note 2)

(4)	Includes $2,888, $3,224 and $3,353 in 2004, 2005 and 2006, respectively of intercompany transactions related to discontinued operations not eliminated in consolidation (see note 2)

(5)	Includes $753, $666 and $701 in 2004, 2005 and 2006, respectively of intercompany transactions related to discontinued operations not eliminated in consolidation (see note 2)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2004, 2005 and 2006
(In thousands of shares and U.S. dollars)

					Additional	Deferred		Other
	Preferred		Common		Paid-In	Share-based	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income	Total
BALANCE, DECEMBER 31, 2003	—	—	19,428	$195	$261,584	$(14)	$(261,456)	$9,684	$9,993
Deferred share-based compensation related to share options	—	—	—	—	131	(131)	—	—	—
Amortization of deferred share-based compensation	—	—	—	—	—	71	—	—	71
Issuance of common shares	—	—	885	9	3,421	—	—	—	3,430
Net income	—	—	—	—	—	—	6,690	—	6,690
Change in foreign currency translation	—	—	—	—	—	—	—	2,419	2,419

BALANCE, DECEMBER 31, 2004	—	—	20,313	$204	$265,136	$(74)	$(254,766)	$12,103	$22,603
Amortization of deferred share-based compensation	—	—	—	—	—	57	—	—	57
Issuance of common shares	—	—	173	1	127	—	—	—	128
Net income	—	—	—	—	—	—	6,232	—	6,232
Change in foreign currency translation	—	—	—	—	—	—	—	4,081	4,081

BALANCE, DECEMBER 31, 2005	—	—	20,486	$205	$265,263	$(17)	$(248,534)	$16,184	$33,101
Amortization of deferred share-based compensation	—	—	—	—	228	17	—	—	245
Issuance of common shares	—	—	1,165	12	3,495	—	—	—	3,507
Net income	—	—	—	—	—	—	12,017	—	12,017
Change in foreign currency translation	—	—	—	—	—	—	—	(1,337)	(1,337)

BALANCE, DECEMBER 31, 2006	—	—	21,651	$217	$268,986	—	$(236,517)	$14,847	$47,533

See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars)

	Year Ended December 31,
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,690	$6,232	$12,017
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	2,291	4,111	3,292
Share-based compensation	71	57	245
Depreciation and amortization	4,910	4,456	3,546
Accrued and (uncollected) unpaid interest	211	(324)	(597)
Net loss (gain) on disposal of assets	32	(1,135)	220
Exchange rate loss	175	1,546	1,584
Equity in (earnings) losses from unconsolidated affiliates and related transactions	(245)	2,593	313
Dividends from unconsolidated affiliates	493	478	308
Minority interest	(267)	(267)	71
Changes in operating assets and liabilities:
Accounts receivable, net	1,568	300	(4,618)
Acquisition of programming rights	(3,600)	(3,750)	(3,514)
Due from related parties and other current assets	(5,713)	568	1,937
Other assets	(1,442)	(1,648)	(6,107)
Accounts payable, accrued expenses and other	96	3,663	4,999
Due to related parties	(579)	83	8
Programming rights obligations	(662)	(336)	(1,573)
Other long-term liabilities	84	101	235

Net cash provided by operating activities	4,113	16,728	12,366

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,984)	(2,465)	(1,927)
Acquisition of minority interest and transaction costs paid	(1,580)	—	—
Investments in unconsolidated affiliates	(3,375)	(1,128)	(1,872)
Restricted cash released in guarantee of Chilean syndicated loan	907	—	—
Proceeds from sale of investments in subsidiaries and affiliates.	625	10,938	998
Proceeds from sale of equity securities	—	417	—
Deposit for (Redemption of) the sale of subsidiary	521	(506)	—

Net cash (used in) provided by investing activities	(4,886)	7,256	(2,801)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(6,252)	(6,304)	(14,722)
Proceeds from issuance of convertible debentures	3,500	—	—
Proceeds from sale of common shares to shareholders (see Note 3).	3,375	—	—
Distributions to minority owners of consolidated subsidiary	(380)	—	—
Proceeds from exercised stock options (see Note 7)	55	128	7

Net cash provided by (used in) financing activities	298	(6,176)	(14,715)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	68	48	(84)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(407)	17,856	(5,234)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,677	7,270	25,126

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,270	$25,126	$19,892

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (See Note 11)
See notes to consolidated financial statements.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
1.     GENERAL BACKGROUND AND ORGANIZATION
     General — Claxson Interactive Group Inc. and subsidiaries (collectively, “Claxson”, or the “Company”), a British Virgin Islands international business company, is a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world. Claxson owns and operates several branded pay television channels, and certain internet assets throughout Ibero America. In addition, Claxson has equity investments in other pay television entities. Claxson is headquartered in Buenos Aires, Argentina and Miami, Florida, United States of America. Claxson derives a significant portion of its revenues from subscriber-based fees charged to cable system and direct-to-home operators, including related parties, that distribute Claxson’s branded television channels throughout Ibero America. Claxson also generates revenues from production services, management fees, and other services, and, to a lesser extent, from the sale of advertising.
     Organization — Claxson was incorporated as an international business company in the British Virgin Islands on October 16, 2000. Claxson was formed to combine the assets of Ibero-American Media Partners II, Ltd. (“Ibero American Media Partners”), El Sitio, Inc. (“El Sitio”), and certain other media businesses of the Cisneros Group under the terms of a combination agreement dated October 30, 2000, as amended on June 2, 2001 and August 22, 2001 which was completed on September 21, 2001. The “Cisneros Group” is a name used to describe a group of investments, joint ventures, strategic alliances and companies that are engaged in diversified consumer businesses, including broadcast and pay television, content production and other entertainment, media and communications enterprises, and that are associated with Ricardo J. and Gustavo A. Cisneros and trusts established by them for the benefit of themselves and members of their families.
     Ibero-American Media Partners was a joint venture between a member of the Cisneros Group and funds affiliated with Hicks, Muse, Tate & Furst Incorporated (“HM”).
     Basis of Presentation — The Argentine economic crisis of 2001 and 2002 and related currency devaluation led to significant losses during those years and to the deterioration of the Company’s financial position and liquidity. These conditions gave rise to substantial doubt about the Company’s ability to remain a going concern from 2001 to 2004.
     In an effort to gradually achieve profitability and improve liquidity, Claxson began taking certain steps during 2003 and 2004, including the disposal of certain non-strategic assets and its broadcast television station Chilevision (see Note 3) and the restructuring of certain debt held by subsidiaries (see Note 5). Notwithstanding the Company’s improved operating results in 2003 and 2004, as of the date of issuance of the 2004 financial statements, management still believed that achieving sustainable profitability was dependent on the stabilization of the economies in the countries where Claxson operated, and the achievement of business plan objectives, such as increasing revenues, renewal and negotiation of certain agreements, and securing additional potential sources of liquidity. Accordingly, as a result of Claxson’s operating history and its liquidity constraints through 2004, in management’s opinion, there was a substantial doubt about Claxson’s ability to remain a going concern as of the date of issuance of the 2004 financial statements.
     During 2005 and 2006, the economic situation in the Latin American region in general, and particularly in Argentina, continued in its trend towards stabilization and steady growth. This factor, combined with the Company’s sustained positive earnings and operating cash flows, as well as the net increase in cash and cash equivalents generated in 2005, have mitigated the uncertainty about the future of the business. Consequently, as of the date of issuance of the 2005 and 2006 financial statements, management no longer has substantial doubt regarding the Company’s ability to fund current operations, pay obligations as they become due and continue to operate as a going concern.
     On December 14, 2006, the Company reached an agreement with Turner International, Inc., Turner International Holding Company and Turner International Latin America Networks LLC for the sale of seven of its pay television channels. As part of its continuing business, the Company will continue to operate the Playboy TV Latin America joint venture (“PTVLA”), and Turner will assume sales representation and related support services for the PTVLA networks. On October 3, 2007, after obtaining anti-trust approval, the transaction closed (see Note 3).

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     On December 22, 2006, Claxson entered into an agreement to sell the shares of its subsidiary, Iberoamerican Radio Chile S.A., which holds the group of radio networks known as “Iberoamerican Radio Chile”, to Grupo Latino de Radiodifusión, an affiliate of Union Radio, owned by Prisa Group. As a result of this agreement, all the radio stations of Iberoamerican Radio Chile (Pudahuel FM, Rock & Pop, Corazón, FM Dos, Concierto, Futuro, FM Hit and Imagina) will be owned by Grupo Latino de Radiodifusión Chile Limitada. On July 31, 2007, after obtaining anti-trust approval, the transaction closed (see Note 3).
     The assets and liabilities related to the seven pay television stations and Iberoamerican Radio Chile S.A. are presented as assets or liabilities held for sale, and their operations are presented as discontinued operations.
     Additional information and disclosures regarding discontinuing operations are included in Note 12.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Consolidation — The accompanying consolidated financial statements include the accounts of Claxson and its wholly and majority owned and controlled subsidiaries from the date of acquisition/contribution.
     Claxson consolidates the assets, liabilities and results of operations of entities in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements”, as amended by Statement of Financial Accounting Standards (“SFAS”) No. 94, “Consolidation of All Majority Owned Subsidiaries”, with related amendments of Accounting Principles Board (“APB”) Opinion No. 18 and ARB No. 43, Chapter 12, and the FASB Interpretation (“FIN”) 46 “Consolidation of Variable Interest Entities”, as revised. When Claxson consolidates entities, the ownership interests of any minority parties are reflected as minority interest. Investment in entities in which the Company has significant influence (20 to 50 percent voting interest), but not a controlling interest, are accounted for by the equity method.
     Based on management’s assessment, Claxson determined that TMS Systems, LLC (“TMS”) is a variable interest entity (“VIE”) as defined in FIN No. 46 (R). As Claxson is not considered the primary beneficiary of this VIE, its results and financial position are not consolidated. Claxson’s involvement with TMS, (a developer of digital solutions for language translation, dubbing, subtitling, and closed captioning) results from the sale of the Company’s language conversion and international traffic services business to TMS as further described in Note 3.
     All significant intercompany accounts and transactions are eliminated in consolidation, except for intercompany balances and transactions between continuing and discontinued businesses corresponding to transactions that will remain after the sales of discontinued business are consummated. The following are Claxson’s main subsidiaries segregated as continuing and discontinued operations:
     Continuing operations:
•	Claxson USA II Inc. and subsidiaries excluding HTV LLC, 100% owned (see Note 3);

•	El Sitio, Inc. and subsidiaries, 100% owned (see Note 3); and

•	Playboy TV Latin America, LLC (“PTVLA”) and subsidiaries, 81% owned (see Note 3)

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
Discontinued operations:

Pay TV business:
•	CTG Inversora S.A. and subsidiaries, 100% owned (see Note 3);

•	Carson International Ltd., 100% owned (see Note 3);

•	HTV LLC, subsidiary of Claxson USA II Inc., 100% owned (see Note 3);

•	Hispanic Television Channel BV, 100% owned (see Note 3);
Broadcast business:
•	El Sitio Uruguay S.A., 100% owned until November 17, 2006 (see Note 3);

•	Iberoamerican Radio Chile S.A. (“Radio Chile”) and subsidiaries, 100% owned (see Note 3).
     Claxson previously owned 100% of Red de Televisión Chilevision S.A. a Broadcast TV business, which was sold on April 14, 2005 to affiliates of Bancard Group, and is also classified as discontinued operations included in broadcast business.
     Claxson also has certain unconsolidated operating affiliates. Through holding companies, Claxson holds a 31% interest in AEI Collingham Holding, Inc doing business as DMX Latin America (“DMX LA”), and a 48% interest in DLA Holdings, Inc (“DLA”) (see Note 3). DMX LA and DLA are accounted for under the equity method of accounting.
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
     Foreign Currency Translation/Foreign Currency Exchange Loss— Management has determined that the Argentine peso (“ARS”) is the functional currency of the Argentine subsidiaries, the Chilean peso is the functional currency of the Chilean subsidiaries and the Real is the functional currency of the Brazilian subsidiaries. The financial statements of these subsidiaries have been translated into U.S. dollars in accordance with the provisions of SFAS No. 52, “Foreign Currency Translation”. Accordingly, the financial statements have been translated from the functional currencies into U.S. dollars using (i) the exchange rate for assets and liabilities accounts at the end of the year and (ii) the weighted average exchange rate of the reporting period for revenues and expenses. Adjustments resulting from the translation of the financial statements from their functional currency to U.S. dollars are accumulated as other comprehensive income within shareholders’ equity and are not included in the determination of income for the relevant periods until the sale or substantial liquidation of a foreign entity.
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

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
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

	Year Ended December 31,
	2004	2005	2006
Beginning balance	$1,170	$1,160	$1,217
Provision	677	122	119
Write-offs, net	(716)	(79)	(242)
Exchange rate effect	29	14	(21)

Ending balance	$1,160	$1,217	$1,073

     Programming Rights — Programming rights consist of (i) the right to broadcast and distribute acquired or licensed television content and related rights and (ii) original programming.
     Acquired and licensed programming rights and the related obligations are recorded at gross contract prices. The carrying amount of acquired and licensed programming rights is $91 and $53 as of December 31, 2005 and 2006, respectively. The costs are amortized on varying bases related to the license periods and anticipated usage of the program. Expected amortization for the year ending December 31, 2007 is estimated to be $15. In the event that an acquired program is replaced and no longer used, Claxson reduces the carrying value of the related programming rights accordingly.
     The carrying amount of original programming rights is $977 and $1,184, which includes $2 and $461 of unamortized programming in process as of December 31, 2005 and 2006, respectively. Original programming is principally amortized using an accelerated amortization method over four years from the date it is first broadcasted. In accordance to Statement of Position (“SOP”) No. 00-2, “Accounting by Producers or Distributors of Films”, original programming is stated at the lower of unamortized cost or estimated net realized value as determined on a specific identification basis. It is anticipated that amortization expense of original programming existing as of December 31, 2006 will be $428, $210 and $69 for the years ending December 31, 2007, 2008 and 2009, respectively.
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

Buildings	50 years
Equipment	3-10 years
Leasehold improvements	5-7 years
Furniture, fixtures and other fixed assets	5-10 years
     Investments in Debt and Equity Securities — As of December 31, 2004, Claxson’s investment in equity securities included 208,357 shares of ARTISTdirect Inc., at an original cost of $1,285, which were classified as available for sale in accordance with the provisions of SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. The investment was sold on November 1, 2005 for $417. A net gain of $363 was reported in Other income in the consolidated statement of income for the fiscal year ended December 31, 2005.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     Goodwill — Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and certain intangible assets deemed to have an indefinite useful life are not amortized, but instead are tested for impairment annually. Separable intangible assets that have finite useful lives are amortized over their respective useful lives. Measurement of any impairment loss is based on management’s estimate of fair value. Impairment of goodwill and intangible assets deemed to have an indefinite useful life exists if their carrying value exceeds their fair value. Goodwill related to the pay television segment amounts to $8,046 both in 2005 and 2006.
     In accordance with SFAS No. 142, Claxson measures fair value based on an evaluation of estimated future discounted cash flows, which is prepared using assumptions that consider market comparisons. This evaluation considers earnings scenarios and the likelihood of possible outcomes, and utilized the best information available at the time the valuation is performed. Annual valuations for the years 2004, 2005 and 2006 supported the recorded goodwill, and accordingly no impairment was necessary.
     Revenue Recognition — Claxson derives its revenues from subscriber-based fees charged to pay television system operators that distribute its branded television channels, from advertising in its pay television channels and from advertising in its network of websites (internet). Claxson also generates revenues in its pay television segment through production services, management fees and other services provided to certain affiliated channels as well as to third parties. Claxson, through its subsidiaries, enters into distribution agreements with cable and direct-to-home distributors pursuant to which it receives monthly subscriber-based fees. The subscriber-based fee is recognized as revenue as Claxson provides the television services to the distributor. Advertising revenue is recognized at the time the advertisement is aired. Revenue from the licensing of programming rights is recognized ratably over the license period when a contractual obligation exists. Other revenue consists primarily of fees for playout services, satellite capacity and back office services which are recognized as the services are performed. Claxson’s revenue recognition policies conform to Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”.
     Revenue Concentration — The Company’s three main customers accounted for 34%, 11% and 5% of net revenues for the year ended December 31, 2004, 20%, 14% and 7% of net revenues for the year ended December 31, 2005, and 18%, 10% and 10% of net revenues for the year ended December 31, 2006, respectively.
     Share-based Compensation — In 2001, Claxson adopted the 2001 Share Incentive Plan (the “Plan”), pursuant to which 930,000 common shares were reserved for issuance upon exercise of options. Options granted under the Plan are non statutory share options and have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees, directors and consultants. The Compensation Committee of Claxson’s Board of Directors, or in the absence thereof, the full Board of Directors administers and interprets the Plan and is authorized to grant options there under to all eligible employees of Claxson, including directors (whether or not they are employees) and executive officers of Claxson or affiliated companies. The Plan will terminate in 2011, unless sooner terminated by the Board of Directors. Claxson accounted for share-based-compensation to employees as prescribed by Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, accepted under SFAS No. 123, “Accounting for Stock-Based Compensation”, until December 31, 2005. The Company adopted SFAS 123R prospectively on January 1, 2006 (see Note 7).
     Advertising Expenses — Claxson expenses advertising costs as incurred. Advertising expenses totaled $1,168, $1,129 and $1,224 for the years ended December 31, 2004, 2005 and 2006, respectively.
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

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
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
     New Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income tax positions. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also prescribes guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured, to determine the amount of benefit to recognize in the financial statements, at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.
     The Company is currently analyzing the impact of adopting FIN No. 48 on its financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. This statement will be effective for the Company on January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.
     In February 2007, SFAS No. 159 “The Fair Value Option of Financial Assets and Financial Liabilities” — an amendment of FASB Statements No. 115 was issued. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. It does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     Earnings Per Share (“EPS”) — The following reconciles the numerator and denominator of the basic and diluted earnings per share calculations for the years ended December 31, 2004, 2005 and 2006:
(In thousands of Shares and U.S. dollars, except per share data)

	2004	2005	2006
Numerator:
Net income	$6,690	$6,232	$12,017
Denominator:
Weighted average number of common shares:
Basic	19,611	20,416	20,932
Effect of dilutive securities:
Stock options	—	—	—
Convertible debentures	—	—	—

Diluted	19,611	20,416	20,932
Basic net income per share	$0.34	$0.31	$0.57
Diluted net income per share	$0.34	$0.31	$0.57
     Diluted EPS considers the effects of potential common shares. However, such effects should be excluded from the computation in loss from continuing operations of each year as their effect, in the case of the Company would be antidilutive. The Company’s existing potential common shares consist of stock options mentioned in Note 7, granted to key employees, directors and consultants, as well as convertible debentures mentioned in Note 5. The Company excluded 432, 324 and 268 of potential shares arising from stock options for the years ended December 31, 2004, 2005 and 2006, respectively, and 447, 1,155 and 712, of convertible debentures for the years ended December 31, 2004, 2005 and 2006.
3.     ACQUISITIONS AND DISPOSALS
     Sale of Radio Chile — On December 22, 2006, Claxson entered into an agreement to sell the shares of its subsidiary, Iberoamerican Radio Chile S.A., which holds the group of radio networks known as “Iberoamerican Radio Chile”, to Grupo Latino de Radiodifusión, an affiliate of Union Radio, owned by Prisa Group, for a price of $75,000 less the financial debt held at the subsidiary as of the closing date.
     On July 31, 2007, after obtaining anti-trust approval, the transaction was closed and Claxson received net proceeds of $69,671, after subtracting (a) $329 due under the financial debt of Radio Chile at the time of closing, and (b) $5,000 which was funded into an escrow account for indemnifiable claims related to the representation and warranties made by the Company as part of the sale. All amounts not subject to indemnifiable claims under the escrow shall be released to the Company as follows: 40% on the second anniversary of the closing, 40% on the third anniversary of the closing, and 20% on the sixth anniversary of the closing. The Company’s representation and warranties generally last for eighteen months, with the exception of taxes which will continue through the relevant statute of limitations. In the event there is an indemnifiable claim after the escrow is released, the Company will have to indemnify the buyer with its own resources. The indemnification is capped at $8,000.
     Sale of Basic pay television networks - As described in Note 1, on October 3, 2007, after obtaining anti-trust approval, Claxson closed the transaction with Turner International, Inc. for the sale of seven basic pay television channels, including the pay television broadcast operations center in Buenos Aires, Argentina, and related services, for a total purchase price of U.S.$234 million. The purchase price is based on a debt-free and cash-free basis, with the final price to be adjusted by the variance between the working capital at closing (which will be determined within seventy five days of closing) and the target working capital agreed by the parties. The purchase price paid was U.S.$198.9 million in cash at closing and U.S.$35.1 million was funded into an escrow account. The escrow account shall serve as a guarantee for indemnifiable claims related to the representations and warranties made by the Company as part of the sale. All amounts not subject to indemnifiable claims under the escrow account shall be released to us eighteen months after the closing. The Company’s representations and warranties last for

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
eighteen months, with the exception of taxes, environmental matters, intellectual property, ownership and sufficiency of assets and employee benefit plans and employee and labor matters, which will continue through the expiration of the applicable statute of limitations, and organization, authority and qualifications of the sellers, and of the Company, books and records, ownership of shares, assets other than intellectual property or real property, real property and organization and authority of the purchasers, which will survive indefinitely. In the event there is an indemnifiable claim after the amounts in the escrow account are released, the Company will have to indemnify the buyer with its own resources. The indemnification is capped at U.S.$47.0 million. The Company was able to pay the financial debt at the subsidiary level with the cash flow generated by the operation during 2007.
     Sale of El Sitio Uruguay S.A. — On November 17, 2006, Claxson sold 100% of the equity interest in El Sitio Uruguay S.A, which operated the Sarandi Radio business, to Inversiones Montevideo S.A., a company owned by the local management in Uruguay, recognizing a loss of $384, which was recorded in Discontinued Operations on the consolidated statement of income for the year ended December 31, 2006.
     Sale of certain assets and operations of Claxson Playout, Inc. — On May 1, 2005 Claxson sold the language conversion and international traffic services business owned by its affiliate Claxson Playout, Inc., (“Playout”), formerly known as The Kitchen Inc., to TMS for a total consideration of $1,716 adjusted to $1,810 on December 1, 2005, in the form of a promissory note. The promissory note matures through 2009 and is convertible, at the Company’s option during the twelve month period following May 5, 2007, into TMS membership units at a fair value to be agreed by the parties at that date. As of the date of issuance of these financial statements, the Company has not exercised the option. No gain was recognized at the time of the transaction in 2005 or thereafter. The Company has accrued reserves for the promissory note since collection is currently considered uncertain.
     Additionally, TMS issued a warrant granting Claxson the right to subscribe and purchase from TMS 4,603,253 Class A Membership units representing 7.5% of the total outstanding units of TMS. The warrants are exercisable at $0.053 per unit at the earlier of (i) May 1, 2009 or (ii) one year from the date on which the principal balance of, and all accrued interest on the note has been paid in full by TMS.
     Management has determined that the Company does not have significant continuing involvement in this operation subsequent to the sale. Accordingly, the results related to the business sold have been classified as Discontinued operations in the consolidated statements of income for the years ended December 31, 2004 and 2005.
     Sale of Chilevision — On April 14, 2005, Claxson and its subsidiaries executed agreements with affiliates of the Bancard Group, all effective as of such date, to sell Red de Televisión Chilevision S.A. (“Chilevision”), a company which operated Claxson’s broadcast television business in Chile, for $17,610, including the retention of certain accounts receivable amounting to $5,875. The transaction resulted in a gain of $518 recorded in Discontinued operations in the consolidated statement of income for the year ended December 31, 2005. As of the date of these financial statements the amount of the transaction was fully collected.
     As part of the transaction, Claxson made certain representations and warranties to Bancard Group, which, if inaccurate, could result in indemnification claims by Bancard Group against Claxson for up to $4,000. The representations and warranties were effective for two years from the date of the agreement, except for those related to taxes and custom duties, which expire on December 31, 2007. Bancard made indemnification claims against Claxson in 2006, which Claxson considered without merit and contested accordingly. However, on May 5, 2007, with the aim to end such claims and to close the sale transaction, Claxson signed a settlement agreement with Bancard relating to any and all past or future claim in connection with the sale of Chilevision for the amount of $706 in favor of Bancard which was recorded as a loss in fiscal year 2006 and classified as Discontinued operations (see Note 9).
     Sale of certain assets of El Sitio México — On January 20, 2005, Claxson sold certain assets of El Sitio México for a total consideration of $639, recognizing a gain of $561, which was recorded in Other income in the consolidated statement of income for the year ended December 31, 2005.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     Investment in DLA Holdings, Inc (“DLA”) — On October 28, 2004 the Board of Directors of Claxson approved the contribution of $3,375 and an aggregate funding of up to $3,000 in cash over three years to be used by DLA to pay for services to be rendered by Claxson’s subsidiaries, in exchange for 4,500,000 common and 6,000,000 preferred shares of DLA, a newly formed holding company. In order to finance its cash investment in DLA, Claxson sold 830,259 Class A common shares for $3,375 to affiliates of HM.
     DLA was created on October 20, 2004, by affiliates of HM, Claxson and Motorola, Inc. (“Motorola”), in consideration for the contributions of Claxson and all units held by HM and Motorola in Digital Latin America LLC (“DLA LLC”), a company providing digital services to cable multiple system operators in the Latin American region since 2000, with the objective of restructuring the capital structure of DLA LLC.
     After giving effect to such transactions: (i) Claxson holds a 48% interest in DLA’s common stock and 6,000,000 preferred shares of DLA; (ii) HM holds a 38.5% interest in DLA’s common stock, a note payable from DLA in the principal amount of $512 and 417,038 preferred shares of DLA; (iii) Motorola holds a 13.5% interest in DLA’s common stock, a secured note from DLA in the principal amount of $4,000 bearing an annual interest rate of 6%, a warrant to purchase additional common shares of DLA and 750,000 preferred shares of DLA.
     Pursuant to the terms of a shareholder agreement executed by the equity holders of DLA, Claxson, HM and Motorola jointly control DLA and generally have the right to appoint two, two and one director(s), respectively, to DLA’s board of directors.
     The board of directors of DLA is charged with making all significant decisions of DLA.
     DLA’s preferred shares have a par value of $1, have an 8% annual dividend, are non convertible into common shares, are redeemable at the option of the holder from 2009 to 2016, and have a mandatory redemption in 2016. Accordingly, they are considered as a twelve-year loan that bears interest at 8% per annum, can be called as of year five by the holders, and has significant liquidation preferences in case of bankruptcy.
     Under a Put and Call Agreement, Claxson has an option to acquire from HM and HM has the obligation to sell to Claxson, up to 1,500,000 common shares of DLA (which represent 16% of the initial ownership of DLA) at a price of $1,500 plus 8% annual cumulative appreciation, until October 2016, payable in cash and/or preferred shares of DLA. Additionally, after the exercise of this option, Claxson would have the option to acquire HM remaining interest in DLA at the then fair market value. HM has an option to sell to Claxson, and Claxson has the obligation to buy from HM, up to 1,500,000 common shares of DLA at a price of $1,500 plus 8% annual cumulative appreciation, between October 2009 and October 2016. However, HM may not exercise this option if Claxson represents that, after giving effect to the exercise, Claxson or any of its affiliates would be in breach of the representations, warranties or covenants under any of its indentures or other debt agreements. Claxson has the option to pay for these common shares in cash and/or preferred shares of DLA.
     Pursuant to the terms of DLA’s Shareholders Agreement, notwithstanding the exercise of the Put or Call Agreement, HM retains the right to appoint two of the five members of DLA’s board until HM no longer owns any common shares of DLA.
     Finally, as part of the abovementioned transaction, DLA entered into certain services agreements with subsidiaries of Claxson for administrative and technical services. Claxson contributed to DLA $1,128 in 2005 and $1,872 in 2006 to complete its funding commitment referred to above to purchase up to $3,000 in preferred shares in three years, and DLA used the proceeds from Claxson’s contributions to pay for the services rendered.
     Claxson recorded the equity investment, the preferred shares and the additional funding in Investments in unconsolidated affiliates in the consolidated balance sheets as of December 31, 2005 and 2006. Claxson’s share in DLA’s net loss for the two month period from October 29 to December 31, 2004 of $898, for the fiscal year ended December 31, 2005 of $2,870 and for the fiscal year ended December 31, 2006 of $1,413, was included in the Equity in earnings (losses) from unconsolidated affiliates account and related transactions in the consolidated statements of income.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
4.     PROPERTY AND EQUIPMENT
     Property and equipment consists of the following:

	December 31,
	2005	2006
Land and buildings	$—	$99
Furniture, fixtures, equipment and software	12,404	12,920
Leasehold improvements	4,012	4,012
Total	16,416	17,031
Less accumulated depreciation and amortization	(14,730)	(15,295)

Property and equipment, net	$1,686	$1,736

     Depreciation and amortization expense for the years ended December 31, 2004, 2005 and 2006 was $1,244, $752 and $578, respectively.
5.     LONG-TERM DEBT
     Convertible Debentures — On June 21, 2004, Claxson’s audit committee and its disinterested directors approved the issuance of convertible debentures in an amount up to $5,000. On July 8, and September 20, 2004, the Company executed agreements with certain executive officers, Mr. Vivo-Chaneton (Chairman and Chief Executive Officer), Mr. Haiek (then Pay Television Chief Strategic Officer) and Mr. Ituarte (Chief Financial Officer), and subsidiaries of the Cisneros Group, for the purchase of $2,000 and $1,500 of convertible debentures, respectively. Convertible debentures issued could be converted to Class A common shares at a conversion price of $3.24 per share by the executives and $2.79 per share by the subsidiaries of the Cisneros Group (based on the average stock price over the five days preceding the date the debentures were issued), matured on July 31, 2006 and bear annual interest at 8.25%.
     Accordingly, accrued interest on the convertible debentures for the years ending December 31, 2004, 2005 and 2006 of $116, $286 and $168, respectively, was included in interest expense in the consolidated statements of income.
     In 2006 the Company issued 617 and 538 Class A common shares to executives and subsidiaries of the Cisneros Group, respectively upon conversion of the convertible debentures.
6.     INCOME TAXES

	2004	2005	2006
Current	$471	$76	$44
Deferred	—	(372)	189

Total provision for income taxes	$471	$(296)	$233

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the U.S. subsidiaries are the most significant of Claxson, the following reconciliation has been prepared utilizing the U.S. statutory tax rate.

	Year Ended December 31,
	2004		2005		2006
	Amount	%	Amount	%	Amount	%
Expected tax provision (benefit) using statutory tax rate	$(2,034)	38	$(2,673)	38	$(654)	38
Non taxable results (1)	1,932	(36)	3,067	(44)	1,407	(82)
Effect of differences in rates	28	(1)	135	(2)	63	(4)
Effects of change in valuation allowance	14	—	(636)	9	(495)	29
Other items	531	(10)	(189)	3	(88)	5
Total provision for income taxes	$471	(9)	$(296)	4	$233	(14)

(1)	Includes non taxable income from foreign sources, non deductible expenses and results from non taxable corporations.
     Net deferred income tax assets as of December 31, 2005 and 2006 are primarily reflected in other non-current assets in the consolidated balance sheets and consist of the following:

	December 31,
	2005	2006
Net operating loss carry forwards	$13,169	$12,503
Property, equipment, and other assets	1,591	1,577
Total deferred tax assets	14,760	14,080
Valuation allowance	(14,261)	(13,766)

Net deferred tax asset	$499	$314

     Claxson has assessed the recoverability of its deferred tax assets as of December 31, 2006 and believes that it is more likely than not that the deferred tax assets, net of the valuation allowance, will be realized through future taxable income.
     Company’s net operating loss carry forwards (“NOLS”) expire as follows:

2011	$629
2018 through 2023	34,291

Total	$34,920

7.     SHARE OPTION PLAN
     As described in Note 2, the Company adopted the 2001 Share Incentive Plan. Under the plan in 2002, the Company granted option to purchase 568,849 Class A common shares, at an exercise price of $0.738 per share which are vested and exercisable, of which 77,140 Class A common shares have been forfeited since 2002. In 2004 the Company granted option to purchase 436,451 Class A common share at a price of $3.20 per share of which 60% were vested in February 2006 and exercisable and 40% vested in February 2007.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     For the fiscal year ended December 31, 2005 and prior, Claxson accounted for share-based compensation to employees using the intrinsic value method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, accepted under SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, compensation cost for share options issued to employees was measured as the excess, if any, of the fair value of Claxson’s common shares at the date of grant over the amount an employee must pay for the common shares.
     On January 1, 2006, Claxson adopted the provisions of SFAS No. 123 (R), “Share Based Payment”, which supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123 (R) requires that compensation cost be recognized for new, modified and unvested share-based compensation awards, based on the fair value of share-based payments granted to employees measured on the date of grant of the equity or liability instrument issued, and remeasured at the end of each reporting period only if cash settlement can be required outside the control of the Company. Compensation costs will be recognized over the period that an employee provides services in exchange for the award (usually the vesting period). Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered. The Company adopted SFAS No. 123 (R), using the modified prospective approach, on January 1, 2006 . Under such approach, because the awards granted in 2002 have fully vested, no further compensation cost is required under SFAS No. 123 (R). However, because at January 1, 2006, the 2004 awards were unvested, SFAS No. 123 (R) requires recognition of compensation cost for the unvested portion of the award.
     The fair value of the options granted in 2004 was estimated as of the date of grant with the following weighted average assumptions for 2004:

Risk free rate	3.39%
Dividend yield	0.0%
Volatility factors	344.30%
Weighted-average life (years)	7.50
     Using the Black-Scholes option pricing model, the estimated fair value per option granted in fiscal year 2004 was $3.50. Accordingly, $245 of compensation cost was recognized during 2006; a total of $18 of compensation cost for nonvested awards at December 31, 2006, will be recognized through February 2007, when the awards fully vest. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.
     The following table provides the number and weighted-average exercise prices for each of the following groups of share options:

		Weighted-Average
		Remaining
		Contractual Terms	Aggregate Intrinsic	Weighted-Average
	Shares	(years)	Value	Exercise Price
Options
Outstanding at January 1, 2006	679,589			2.319
Exercised	(10,000)			0.738

Outstanding at December 31, 2006	669,589	4	7.713	2.343

Exercisable at December 31, 2006	495,009	4	8.025	2.040

     The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 was $290, $693 and $33, respectively.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     During 2006, there were no forfeited or expired options.
     Cash received from options exercised under the share-based payment agreement for the fiscal year ended 2006 amounts to $7.
     A summary of the nonvested shares is as follows:

		Weighted-
		Average Grant-
	Shares	Date Fair Value
Nonvested shares
Nonvested at January 1, 2006	436,451	3.500
Vested	(261,871)	3.500

Nonvested at December 31, 2006	174,580	3.500

     As of December 31, 2006, there was $18 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. The cost will be recognized in 2007. Total compensation cost related to shares vested during the year 2006 was $245.
     Had expense been recognized using the fair-value-based method described in SFAS No. 123, using the Black-Scholes option-pricing model, Claxson would have reported the following results of operations:

	Year Ended December 31,
	2004	2005
Net income as reported in the accompanying Income statements	$6,690	$6,232
Add: Total stock based employee compensation expense included in reported net income	71	57
Deduct: Total fair value stock based employee compensation expense not included in reported net income	(660)	(662)

Pro forma net income	6,101	5,627

Net income per share as reported:
—Basic	$0.34	$0.31
—Diluted	$0.34	$0.31
Pro forma net income per share:
—Basic	$0.31	$0.28
—Diluted	$0.31	$0.28
     During December 2006, some directors and consultants notified Claxson of their intention to exercise their options to purchase 22,800 shares, which were exercised in February and March of 2007.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
8.     SEGMENT INFORMATION
     Claxson currently has two business segments: Pay television and Broadband & Internet. These segments are consistent with the manner in which senior management analyzes and manages Claxson’s businesses. The primary measure used by senior management in analyzing and managing its business segments is operating income. As explained in Note 3, Claxson decided to sell its Broadcast radio business performed by Radio Chile and El Sitio Uruguay S.A., a significant part of it Pay TV business related to basic channels and related services, language conversion and international traffic services performed by Playout and Broadcast television businesses performed by Chilevision, during years 2006, 2005 and 2004, respectively; accordingly revenues and operating income (loss) of Pay Television do not include results of their operations as they were classified as Discontinued operations. Segment information is as follows:

				Discontinued
	Pay	Broadband and		operations
	Television	Internet	Corporate	(See Note 12)		Total
Year Ended December 31, 2004
Total net revenues	$18,985	$101	$50	$		$19,136
Operating loss	(2,051)	(397)	(3,927)			(6,375)
Net income (loss)	(1,454)	(96)	(4,007)		12,247	6,690
Depreciation and amortization	(1,228)	(7)	(9)			(1,244)
Total assets	22,928	610	4,699		141,712	169,949
Year Ended December 31, 2005
Total net revenues	$21,998	$95	$303	$		$22,396
Operating loss	(1,592)	(576)	(3,758)			(5,926)
Net income (loss)	(4,153)	309	(2,626)		12,702	6,232
Depreciation and amortization	(752)	—	—			(752)
Total assets	20,861	466	20,479		126,191	167,997
Year Ended December 31, 2006
Total net revenues	$25,428	$694	$291	$		$26,413
Operating income (loss)	727	293	(3,452)			(2,432)
Net income (loss)	194	543	(2,761)		14,041	12,017
Depreciation and amortization	(519)	(58)	(1)			(578)
Total assets	25,677	1,907	11,135		127,036	165,755
     There are no differences in measurements of segments’ profits and losses and segments’ assets for each reportable segment. See Note 2 in connection with accounting policies.
9.     COMMITMENTS AND CONTINGENCIES
     Commitments — Claxson contracts for certain services and leases transponder capacity on certain satellites, office and warehouse space and equipment under agreements expiring at various dates through 2011. For the years ended December 31, 2004, 2005 and 2006, rent expense incurred by Claxson for these items totaled $3,450, $2,946 and $2,139, respectively. These amounts are net of sublease revenues derived from the leasing of satellite capacity and office space totaling $492, $871 and $1,036 for the years ended December 31, 2004, 2005 and 2006, respectively.
     On March 23, 2005, Playout amended a previous office space lease agreement, accelerating its termination from February 1, 2011 to January 31, 2008. In exchange for the early termination of such contract, Claxson received $1,000 on July 12, 2005 which is being recognized as a reduction of rent expense ratably over the remaining contract’s term. The Company recognized a gain of $194 and $387, for the years ended December 31, 2005 and 2006, respectively, for the early termination of the contract, which is reflected in the total rent expense mentioned above.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     Aggregate future minimum payments under these non cancelable operating leases are as follows:

Years Ending December 31,
2007	$5,567
2008	4,588
2009	4,422
2010	4,422
2011	3,401
Thereafter	14,678

Total	$37,078

     Furthermore, Claxson has signed sublease agreements to rent satellite capacity and office space with future annual collections for $1,097, $726 and $577 for fiscal years 2007, 2008 and 2009, respectively.
     Previously, Playboy Enterprises, Inc. (“PEI”), the minority interest holder of PTVLA, had an option to purchase an additional ownership interest in PTVLA provided that Claxson’s interest was never diluted below 50%. In November 2006, as a result of the plan to launch a non-adult basic pay television channel dedicated to the lifestyle genre through the Playboy Lifestyle channel, Claxson and PEI amended the terms of the joint venture to mainly provide for:
•	a ten-year extension to the term of the joint venture and related agreements to end in December 2022;

•	an affiliate of PEI granted the rights to use the Playboy brand in relation to the Playboy Lifestyle channel in television and wireless media in Latin America, Spain and Portugal;

•	PEI’s buy up options were amended. PEI has an option to increase its ownership interest up to 49.9% in the joint venture at any time prior to December 2022. In addition, PEI has an option to buy the remaining 50.1% of the joint venture during the ten-year period from December 23, 2012 to December 23, 2022, provided that the 49.9% option has been exercised. Both options are exercisable at the fair market value of the shares at the time of exercise;

•	Claxson committed to fund up to $5 million for the development of the Playboy Lifestyle channel through a Promissory Note to be issued by a subsidiary of PTVLA created to own and operate the Playboy Lifestyle channel; and

•	In the event there is an opportunity to launch the Playboy Lifestyle channel in the United States, then Claxson has the right to invest in the Playboy Lifestyle US channel.
     As part of the joint venture agreement, PTVLA is charged a program and trademark license fee by PEI for the right to exhibit PEI’s library and annual production, equal to the greater of (a) 17.5% of PTVLA’s net revenues as defined in the agreement or (b) a guaranteed minimum license fee of $4,000 commencing in 2003 and to be adjusted each year for changes in the US consumer price index. Program license fees amounted to $4,076, $4,210 and $4,354 for the years ended December 31, 2004, 2005 and 2006, respectively, and were classified as Product, content and technology expenses in the consolidated statements of income.
     In addition, the Company has a commitment to Playboy.com for a wireless distribution agreement of $550, as well as contractual programming rights purchase obligations.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     The future minimum payments to PEI and Playboy.com referred above, are as follows:

Years Ending December 31,
2007	$6,481
2008	4,746
2009	4,733
2010	4,875
2011	5,022
Thereafter	66,246

Total	$92,103

     The Company has various employment contracts with certain members of its top management, with terms varying from two to three years. The contracts include among other things, provisions that entitle the executive to receive earned, but unpaid salary, bonuses and continued benefits in the event of termination without cause or by the executive for good reason.
     Legal Proceedings — Four civil complaints were filed between June and July 2001 in the U.S. District Court for the Southern District of New York against El Sitio, certain of its directors and principal executive officers, and the underwriters which led El Sitio’s initial public offering in December 1999. The complaints, which request that the cases be certified as class actions, allege, among other things, that the prospectus and registration statement for the initial public offering were materially misleading because they did not disclose certain alleged actions on the part of the underwriters. The claims are alleged under both the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. In August 2001, the court ordered that these cases be consolidated in a class action involving approximately 900 lawsuits concerning the intial public offerings of approximately 310 companies and 48 underwriters. The complaints seek unspecified money damages. The Company cannot make an estimate of the possible loss, if any. In November 2002, the plaintiffs dismissed its claims against the Company’s current and former officers and directors without prejudice. The Company’s motions to dismiss, as well as those of most of the other defendants, were denied in February 2003. On May 16, 2003, Claxson’s board of directors authorized El Sitio’s participation in a global settlement on the four civil complaints. Under the proposed settlement, El Sitio would have been required to assign to the plaintiffs certain claims El Sitio could potentially bring against El Sitio’s underwriters arising from its initial public offering, and to release or waive certain other legal rights El Sitio may have, including recovery of attorneys’ fees spent to date. The proposed settlement would not have released claims that El Sitio’s underwriters could bring against El Sitio or its officers, directors, or agents. The Court held a final approval hearing on the fairness of the proposed settlement in April 2006. In October 2004, the Court certified a class in six “focus” cases (not including El Sitio), which had been selected among the 310 defendants. The underwriter defendants in those cases requested interlocutory appeal of that decision. In December 2006, the U.S. Court of Appeal for the Second Circuit vacated the order granting class certification. In light of this decision, on June 27, 2007, the plaintiffs announced that they were terminating the settlement. Claxson believes that the allegations in the complaints relating to it and its directors and principal executive officers are without merit, and intends to defend vigorously itself and its directors and principal executive officers in these cases.
     On April 10, 2006 Claxson Chile S.A., our Chilean subsidiary, was notified that the Court has granted an injunction on April 7, 2006 in favor of Bancard Inversiones Limitada (“Bancard”) pursuant to which Bancard was permitted to withhold the balance of the purchase price for the sale of Chilevision of $1,000 that became due on April 14, 2006. On April 21, 2006 Bancard filed a lawsuit against Claxson Chile S.A. and Claxson Interactive Group Inc. pursuant to arbitration proceedings in Chile supporting the injunction petition alleging indemnifiable claims for up to $918 based on alleged breaches of certain representations and warranties under the purchase agreement for the sale of Chilevision. On September 25, 2006 Bancard filed a second a lawsuit against Claxson Chile pursuant to the arbitration proceeding alleging indemnifiable claims in the amount of $935. On December 28, 2006 Bancard Inversiones Limitada filed a petition for a new injunction consisting in the retention of part of the purchaser price from the radio networks sale transaction with Grupo Prisa. On January 30, 2007 the arbitrator granted such injunction petition. On May 5, 2007 the parties signed a settlement agreement to dismiss both lawsuits and any and all potential future claims in connection with the sale of Chilevision for the amount of $706 in favor of Bancard.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     On April 30, 2001, the Brazilian tax authorities (Municipalidade do São Paulo) appealed before the Special Jurisdiction Appellate Court of the State of São Paulo the lower tax court decision that held in favor of the Company’s subsidiary, O Site Informática Ltda., in a suit for taxes alleged to be due by O Site Entretenimentos Ltda. in the amount of 100,000 Reals (approximately $43) for the period from September 1999 to September 2000. The total amount for the non forfeited years plus interest amounts to 1,846,000 Reals. In September 2006, the statute of limitations expired for this tax and the Company reversed the provision of $849 which was included in Marketing and sales expenses in the consolidated statement of income.
     From time to time, Claxson is involved in certain other litigation arising over the course of its operations. Management believes that the ultimate outcome of any such litigation will not be significant to its financial position, results of operations or cash flows.
10. RELATED PARTY TRANSACTIONS
     Management Services — Subsidiaries of Claxson perform management services for certain affiliates, including: cash management; accounting and financial reporting and facilities management. Playout, a subsidiary of Claxson, provides network playout and post-production services (see Note 3) to affiliates and third parties. For the years ended December 31, 2004, 2005 and 2006, Claxson earned management, and other service fees from these affiliates amounting to $1,596, $1,997 and $2,435, respectively. Included in due from related parties as of December 31, 2005 and 2006 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $1,244 and $1,403, respectively. For discontinued operations for the years ended December 31, 2004, 2005 and 2006, Claxson earned management, sales commissions and other service fees from these affiliates amounting to $218, $243 and $320, respectively. Included in due from related parties as of December 31, 2005 and 2006 are receivables from these affiliates for management and other service fees, sales commissions and other expenses paid on behalf of these affiliates, amounting to $84 and $224, respectively.
     Revenues — For the years ended December 31, 2004, 2005 and 2006, Claxson derived subscriber-based fees amounting to $6,826, $4,819 and $5,632, respectively, from affiliated distributors. Included in due from related parties as of December 31, 2005 and 2006 are $1,037 and $1,326, respectively, due from these affiliates. For discontinued operations for the years ended December 31, 2004, 2005 and 2006, Claxson derived subscriber-based fees amounting to $10,538, $11,795 and $5,559, respectively, from affiliated distributors. Included in due from related parties as of December 31, 2005 and 2006 are $2,590 and $1,330, respectively, due from these affiliates.
     In addition, Claxson will receive annual monitoring fees from DLA LLC. Accordingly, Claxson has recorded revenues and a receivable in investment in unconsolidated affiliates in the amount of $50 as of and for the fiscal year ended December 31, 2004 and $290 as of and for the fiscal years ended December 31, 2005 and 2006.
     Expenses — For the years ended December 31, 2004, 2005 and 2006, Claxson incurred expenses amounting to $0, $188 and $248, respectively, to affiliated distributors and service providers. Included in due to related parties as of December 31, 2005 and 2006, are $35 and $102, respectively, to these affiliated entities. For discontinued operations for the years ended December 31, 2004, 2005 and 2006, Claxson incurred expenses amounting to $30, $66 and $70, respectively, to affiliated distributors and service providers. Included in due to related parties as of December 31, 2005 and 2006, are $658 and $648, respectively, to these affiliated entities.
     Claxson has agreed to pay advisory fees to certain shareholders in an amount of $150 per year to each of the Cisneros Group and HM and $50 to the El Sitio founders. Advisory fees incurred in relation to the agreement amounted to $350 for each of the years ended December 31, 2004, 2005 and 2006, respectively, of which $100, $350 and $411, were outstanding as of each year end.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     On September 21, 2001, El Sitio Uruguay S.A. (“ESUy”), a wholly-owned subsidiary of Claxson signed a five-year lease agreement with Sarandí Comunicaciones S.A. (“SaCom”), under which ESUy had to pay monthly lease installments of $36, as amended, for the right to use and run radio stations owned by SaCom in Uruguay at its own risk and for its exclusive benefit until September 21, 2006.
     On November 17, 2006 Claxson sold 100% of the equity interest in ESUy to Inversiones Montevideo S.A., a company owned by the local management in Uruguay (See Note 3).
     As of December 31, 2006, total cash paid by Claxson’s subsidiaries to SaCom for leasing rights amounted to $2,546. Claxson incurred lease expenses amounting to $432 for the years ended December 31, 2004 and 2005 and $365 until November 17, 2006, respectively, which are classified as discontinued operations in the consolidated statement of income. Amounts owed to this affiliate for $102 as of December 31, 2005 are classified as liabilities related to assets held for sale.
     In December 2003, Claxson contracted telephone and internet connectivity services from Global Crossing Ltd., which is considered to be a related party due to the fact that one of the Company’s directors is a member of Global Crossing Ltd’s management, incurring expenses of $49, $46 and $43 for the years ended December 31, 2004, 2005 and 2006, respectively, which were all paid as of December 31, 2005 and 2006, respectively.
     Imagen Satelital S.A. receives connectivity services among different Claxson’s locations and internet services from Impsat Fiber Networks since December 2001, amounting to $247, $94 and $65 for the years ended December 31, 2004, 2005 and 2006, respectively, which are classified as discontinued operations in the consolidated statement of income. Amounts owed to this affiliate for $18 and $11 as of December 31, 2005 and 2006 respectively, are classified as liabilities related to assets held for sale.
11.     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
     Acquisitions and disposals — See Note 3.
     Investments in equity securities — See Note 2.
     Supplemental Disclosure of Cash Flow Information (continuing and discontinuing)— For the years ended December 31, 2004, 2005 and 2006, cash paid for income taxes amounted to $1,694, $1,537 and $1,696, respectively.
     For the years ended December 31, 2004, 2005 and 2006, cash paid for interest amounted to $4,835, $4,974 and $5,357, respectively.

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
12.     SUPPLEMENTAL DISCLOSURE OF DISCONTINUED OPERATIONS
     Discontinued operations — The effect, as applicable to each year of the sales of Chilevision, the language conversation and international traffic operation of Playout , Basic pay television networks, Claxson Broadcast Chile and El Sitio Uruguay S.A.’s (Sarandí operations) assets and operations on Claxson’s balance sheet and statements of income is as follows:
     Balance Sheet information as of December 31, 2005

	Pay TV		Total
	(Basic channels)	Broadcast	Discontinued
Cash and cash equivalents	$3,626	$1,783	$5,409
Accounts receivable, net	26,068	7,451	33,519
Due from related parties	2,674	—	2,674
Other current assets	507	3,161	3,668
Property and equipment, net	4,600	4,297	8,897
Programming rights, net	3,346	—	3,346
Broadcast and television licenses, net	—	16,841	16,841
Goodwill	17,434	27,684	45,118
Other non current assets(1)	4,747	1,972	6,719

Total assets classified as Assets held for sale(2)	$63,002	$63,189	$126,191

Accounts payable and accrued expenses	$14,804	$2,145	$16,949
Due to related parties	556	222	778
Accrued compensations	943	897	1,840
Other current liabilities	2,265	4,551	6,816
Current portion of programming rights obligation	3,182	—	3,182
Unearned revenues	78	1,847	1,925
Long-term debt(3)	59,975	18,184	78,159
Other long-term liabilities	1,069	1,461	2,530

Total liabilities classified as Liabilities related to assets held for sale(4)	$82,872	$29,307	$112,179

(1)	Includes $368 with related parties in broadcast segment.

(2)	Includes $9,728 of intercompany balances related to discontinued operations not eliminated in consolidation (see Note 2).

(3)	Includes 8.75% Senior Notes due 2010.

(4)	Includes $17,537 of intercompany balances related to discontinued operations not eliminated in consolidation (see Note 2).

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     Balance Sheet information as of December 31, 2006

	Pay TV		Total
	(Basic channels)	Broadcast	Discontinued
Cash and cash equivalents	$3,784	$1,910	$5,694
Accounts receivable, net	28,095	6,630	34,725
Due from related parties	1,554	—	1,554
Other current assets	1,687	1,881	3,568
Property and equipment, net	4,186	3,673	7,859
Programming rights, net	3,357	—	3,357
Broadcast and television licenses, net	—	14,959	14,959
Goodwill	17,434	25,601	43,035
Other non current assets	11,336	949	12,285

Total assets classified as Assets held for sale(1)	$71,433	$55,603	$127,036

Accounts payable and accrued expenses	$17,203	$2,225	$19,428
Due to related parties	489	170	659
Accrued compensations	958	930	1,888
Other current liabilities	2,459	4,306	6,765
Current portion of programming rights obligation	1,871	—	1,871
Unearned revenues	403	1,249	1,652
Long-term debt(2)	53,446	9,398	62,844
Other long-term liabilities	730	1,374	2,104

Total liabilities classified as Liabilities related to assets held for sale(3)	$77,559	$19,652	$97,211

(1)	Includes $6,822 of intercompany balances related to discontinued operations not eliminated in consolidation (see Note 2).

(2)	Includes 8.75% Senior Notes due 2010.

(3)	Includes $17,012 of intercompany balances relate to discontinued operations not eliminated in consolidation (see Note 2).
     Statements of operations Pay TV:

	Year Ended December 31,
	2004	2005	2006
Revenues	$41,378	$45,872	$44,638
Expenses	(32,471)	(32,086)	(36,485)
Other	(1,257)	(2,077)	3,342

Net income from Discontinued operations	$7,650	$11,709	$11,495

CLAXSON INTERACTIVE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
(In thousands of U.S. dollars, or as otherwise indicated)
     Statements of operations Broadcast:

	Year Ended December 31,
	2004	2005	2006
Revenues	$45,745	$29,805	$23,795
Expenses	(39,212)	(26,668)	(18,161)
Other	(1,936)	(2,144)	(3,088)

Net income from Discontinued operations	$4,597	$993	$2,546

     Statements of operations Total:

	Year Ended December 31,
	2004	2005	2006
Revenues	$87,123	$75,677	$68,433
Expenses	(71,683)	(58,754)	(54,646)
Other	(3,193)	(4,221)	254

Net income from Discontinued operations (1)	$12,247	$12,702	$14,041

(1)	Includes $2,293, $3,523 and $3,956 in 2004, 2005 and 2006, respectively, of intercompany transactions net related to discontinued operations not eliminated in consolidation (see note 2) and $10,047, $11,446 and $5,379 in 2004, 2005 and 2006, respectively, with related parties net (see note 10).
     The pay tv business classified as discontinued operations will continue to provide services to the Company, which relate to the purchase of technical, dubbing and satellite uplink services, as well as sales representation services. These services are going to be provided in accordance with contractual arrangements for a period of 15 years. Management believes that these continuing cash flows are immaterial and that there is not significant continuing involvement with the pay tv business. The broadcast business will not have any continuing cash flow with the Company.
13.     SUBSEQUENT EVENTS
     On December 15, 2006 Claxson entered into a binding memorandum of understanding with Globosat Programadora Ltda. , an affiliate of Brazilian media conglomerate Globo, to form a joint venture through a Brazilian company that will exploit and operate adult entertainment channels in Brazil. On July 4, 2007 the definitive agreements were executed for the formation of the Brazilian joint venture PB Brasil Entretenimiento S.A. Playboy TV Latin America contributed its business in Brazil, including the current distribution agreements, and Globosat Programadora Ltda. contributed its adult channels and distribution in Brazil. An affiliate of Globosat is the sales agent for the Brazilian joint venture channels in Brazil. Playboy TV Latin America will collect a royalty from the Brazilian joint venture and will have a 40% equity interest in the joint venture, PB Brasil Entretenimiento S.A.
     On March 19, 2007, in a letter from Roberto Vivo-Chaneton, Chairman of the Board and Chief Executive Officer of Claxson, to the Board of Directors of Claxson, Mr. Vivo-Chaneton mentioned that the management of Claxson, with the support of its controlling shareholders, offered to acquire for cash all the outstanding Class A common shares, other than shares held by the controlling shareholders and affiliates thereof, for $10.50 per share subject to the consummation of the sale of Claxson’s PayTV business to affiliates of Turner Broadcasting, Inc. (the “Proposed Transaction”)(see Note 3). Pursuant to the proposal, following the consummation of the Proposed Transaction, the Class A common shares would no longer trade and would be deregistered under Section 12(g)(4) of the Exchange Act. On March 19, 2007, Claxson’s Board of Directors approved the creation of a special committee (the “Special Committee”), comprised of three independent directors, to evaluate and negotiate the Proposal and other strategic alternatives for Claxson. The Proposed Transaction, or any similar transaction, and the price to be paid per share for the Class A common shares will be subject to the negotiation of definitive documents, the Special Committee’s deliberation and recommendation of the Proposed Transaction to Claxson’s full Board of Directors and approval by Claxson’s Board of Directors and shareholders.
     On September 26, 2007, in anticipation of the closings of the pay tv transaction, Claxson redeemed the 8.75% Senior Notes due 2010 in full at 100% of the principal amount outstanding plus accrued and unpaid interest. The total payment was U.S.$33,653.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
DLA Holdings, Inc. and Subsidiaries
We have audited the accompanying consolidated balance sheet of DLA Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of DLA Holdings Inc. and Subsidiaries as of December 31, 2005 were audited by other auditors whose report dated March 23, 2006, on those statements included an explanatory paragraph that described that the consolidated financial statements were prepared assuming the Company’s ability to continue as a going concern, discussed in Note 1 to the consolidated financial statements.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DLA Holdings, Inc. and Subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered losses since its inception and has required cash contributions from the stockholders to sustain its operations. Those conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainty.
The consolidated financial statements for the period from October 29, 2004 (date of inception) to December 31, 2004 were reviewed by other accountants, and their report thereon, dated March 23, 2006, stated they were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the consolidated financial statements taken as a whole.
/S/ Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
December 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders
DLA Holdings, Inc. and Subsidiaries
Miami, Florida
We have audited the accompanying consolidated balance sheet of DLA Holdings, Inc. and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, changes in the shareholders’ deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DLA Holdings, Inc. and Subsidiaries as of December 31, 2005, and the consolidated results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
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
/s/ McClain & Company, LC
Certified Public Accountants
March 23, 2006

DLA HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31,

	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,415,917	$599,057
Accounts receivable, net	2,392,722	1,090,001
Unbilled revenue	449,633	455,256
Prepaid expenses and other current assets	90,733	50,750

TOTAL CURRENT ASSETS	6,349,005	2,195,064

PROPERTY AND EQUIPMENT, NET	3,565,422	5,589,044
DEPOSITS AND OTHER ASSETS	223,569	2,133,550

TOTAL ASSETS	$10,137,996	$9,917,658

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Notes payable, current portion	$802,111	$402,052
Accounts payable and accrued expenses	4,356,525	3,840,380
Accrued payroll and related costs	225,137	8,381
Other current liabilities	2,695,723	913,801

TOTAL CURRENT LIABILITIES	8,079,496	5,164,614

OTHER LIABILITIES:
Notes payable	5,581,412	6,283,523
Preferred shares subject to mandatory redemption	8,219,040	7,591,773
Other liabilities	942,577	617,088

TOTAL OTHER LIABILITIES	14,743,029	14,492,384

TOTAL LIABILITIES	22,822,525	19,656,998

COMMITMENTS AND CONTINGENCIES (NOTES 6, 10 AND 12)
STOCKHOLDERS’ DEFICIT:
Common stock — $0.01 par value; 15,000,000 shares authorized; 9,375,001 issued and outstanding at December 31, 2006 and 2005	93,750	93,750
Additional paid-in capital	1,425,000	1,425,000
Accumulated deficit	(14,203,279)	(11,258,090)

TOTAL STOCKHOLDERS’ DEFICIT	(12,684,529)	(9,739,340)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$10,137,996	$9,917,658

The accompanying notes are an integral part of these consolidated financial statements.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
For the Years Ended December 31, 2006, 2005 and the Period from
October 29, 2004 (Date of Inception) to December 31, 2004 (Reviewed)

	2006	2005	2004
			(Reviewed)
REVENUE	$8,775,321	$5,708,692	$711,464

OPERATING COSTS AND EXPENSES:
Direct operating (excluding depreciation and amortization)	4,640,375	4,368,991	798,608
Other selling, general and administrative	3,943,578	4,231,884	1,272,320
Depreciation and amortization	2,080,347	2,095,596	346,609

TOTAL OPERATING COSTS AND EXPENSES	10,664,300	10,696,471	2,417,537

OPERATING LOSS	(1,888,979)	(4,987,779)	(1,706,073)

OTHER EXPENSES:
Interest expense — preferred shares subject to mandatory redemption	(627,267)	(578,060)	(96,675)
Other interest expense	(428,943)	(413,018)	(68,737)

TOTAL OTHER EXPENSES	(1,056,210)	(991,078)	(165,412)

NET LOSS	$(2,945,189)	$(5,978,857)	$(1,871,485)

The accompanying notes are an integral part of these consolidated financial statements.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit
For the Years Ended December 31, 2006, 2005 and the Period from
October 29, 2004 (Date of Inception) to December 31, 2004 (Reviewed)

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at October 29, 2004	—	$—	$—	$—	$—
(Date of inception)
Issuance of common stock	9,375,001	93,750	—	—	93,750
Contribution to capital	—	—	1,425,000	—	1,425,000
Transfer of net member’s equity as a result of corporate reorganization	—	—	—	(3,407,748)	(3,407,748)
Net loss	—	—	—	(1,871,485)	(1,871,485)

Balance at December 31, 2004	9,375,001	93,750	1,425,000	(5,279,233)	(3,760,483)
(Reviewed)
Net loss	—	—	—	(5,978,857)	(5,978,857)

Balance at December 31, 2005	9,375,001	93,750	1,425,000	(11,258,090)	(9,739,340)
Net loss	—	—	—	(2,945,189)	(2,945,189)

Balance at December 31, 2006	9,375,001	$93,750	$1,425,000	$(14,203,279)	$(12,684,529)

The accompanying notes are an integral part of these consolidated financial statements.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and the Period from
October 29, 2004 (Date of Inception) to December 31, 2004 (Reviewed)

	2006	2005	2004
			(Reviewed)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,945,189)	$(5,978,857)	$(1,871,485)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Net gain on disposal of fixed assets	(23,769)	—	—
Depreciation and amortization	2,080,347	2,095,596	346,609
Provision for bad debts	226,009	175,873	57,926
Accrued interest expense on preferred stock	627,267	578,060	96,675
Currency exchange loss	23,385	—	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,552,115)	(783,620)	33,223
Decrease (increase) in unbilled revenue	5,623	(82,023)	(250,927)
(Increase) decrease in prepaid expenses and other current assets	(39,984)	603,597	(488,385)
Increase (decrease) in accounts payable and accrued expenses	516,145	1,465,955	(1,667,996)
Increase (decrease) in accrued payroll and related costs	216,756	(22,595)	(18,458)
Increase in other current liabilities	1,781,922	323,019	378,904
Increase in other liabilities	325,489	56,741	49,390

TOTAL ADJUSTMENTS	4,187,075	4,410,603	(1,463,039)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,241,886	(1,568,254)	(3,334,524)

CASH FLOWS FROM INVESTING ACTIVITIES:
Retirements (purchases) of property and equipment	4,526	(356,150)	(9,426)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	4,526	(356,150)	(9,426)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in notes payable	(302,052)	—	—
Increase in preferred shares subject to mandatory redemption	—	—	3,000,000
Proceeds from subscription receivable	1,872,500	1,127,500	—
Proceeds from issuance of common stock	—	—	1,500,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,570,448	1,127,500	4,500,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,816,860	(796,904)	1,156,050
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	599,057	1,395,961	239,911

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,415,917	$599,057	$1,395,961

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$41,570	$67,857	$9,563

The accompanying notes are an integral part of these consolidated financial statements.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 1.	ORGANIZATION AND NATURE OF BUSINESS

Organization and Business

DLA Holdings, Inc. and Subsidiaries (the “Company”) is a British Virgin Island international business company (“IBC”) formed on October 29, 2004 (“date of inception”) to acquire 100% of the membership interest in Digital Latin America, LLC (“DLA”), and its 100% owned subsidiary, PPV Services, LLC. The Company is owned by HMTF DLA, Inc. (“HM”), Motorola, Inc. (“Motorola”), and Lifford International Co. Ltd. (“Lifford”). The Company is an end-to-end provider of, reliable high quality and cost efficient digital content. The Company operates from its headquarters in South Florida.

On October 29, 2004, DLA executed an ownership restructuring plan, pursuant to the Exchange, Contribution and Subscription Agreement (“Exchange Agreement”) dated October 29, 2004 among the Company, DLA, HM, DLA Partners, Inc., General Instrument Corporation (Motorola Parent), Motorola, Claxson Interactive Group Inc. (“Claxson”), and Lifford. The details of the agreement are as follows (NOTES 6, 7, 8 and 10).

HM contributed 35,260,000 units of DLA. Outstanding notes and accrued interest were consolidated and contributed to the Company in exchange for 3,604,688 Class A Common Shares and 417,038 Series A Preferred Shares in the Company and a note from the Company in the amount of $512,316.

Motorola contributed 5,740,000 units of DLA. Outstanding notes and accrued interest were consolidated into one and contributed, and Motorola released the obligations under the Motorola Management and Oversight agreement in exchange for 1,270,313 shares of Class A Common Shares and 750,000 Series A Preferred Shares of the Company, a secured note and security agreement for $4,000,000 and a common stock warrant. The issuance of 250,000 of the 750,000 Series A Preferred Shares was subject to the release of a security interest in certain surplus equipment which DLA planned to sell. As of December 31, 2006, the equipment had not yet been sold, thus $250,000 remains as a liability to Motorola and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Lifford contributed $4,500,000 in cash, and agreed to contribute an additional $3,000,000 over three years to pay the fees pursuant to the terms of the Claxson Services Agreement. In exchange Lifford received 4,500,000 Class A Common Shares and 6,000,000 Series A Preferred Shares of the Company. At December 31, 2005, $1,872,500 was pending to be contributed. During 2006, the Company received contributions in the amount of $1,872,500 from Lifford pursuant to the Exchange Agreement.

In addition, to the aforementioned contributions and exchanges, the Company amended certain agreements and entered into various other agreements with shareholders and affiliates as discussed in Note 6.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 1.	ORGANIZATION AND NATURE OF BUSINESS (CONTINUED)

Management’s Plan

In 2002, the Company commenced its planned principal operations of delivery of digital programming, data and other services to cable operators in Latin America. The Company has been subject to all the risks inherent in establishing a new business venture. In 2002, the Company’s primary focus was launching and marketing its services to cable operators in Latin America and the Caribbean.

The Company’s cash flows from operations have been insufficient to pay for its operations. Shortfalls in cash flows have been met through shareholder financing. On October 29, 2004, the Company restructured its obligations and obtained funding from new investors to help ensure there is sufficient capital to maintain the Company during its growth phase, and to continue as a going concern.

During 2005, the Company focused on reducing operating structure, restructuring content agreements, and rearranging satellite capacity to be able to reduce operating costs as it continued to sell to new clients and increase penetration in its existing clients. Management believed that by reducing costs it would be able to continue operating until the market for digital services in Latin America improved. During 2006, the market for digital pay television services improved and the Company was able to increase its revenues. Management continues to seek new clients and improve penetration within existing clients as well as launching new services such as video-on-demand in order to achieve higher level of revenues to reach operating profits.

The Company continued generating losses through the year ended December 31, 2006, as it builds its customer base and markets its services. However, there can be no assurance that management’s plans will be successful in enabling the Company to meet its liabilities or to continue operations without additional support. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements of the Company include the accounts of DLA Holdings, Inc., Digital Latin America, LLC, and its wholly-owned subsidiary, PPV Services, LLC. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which they hold, directly or indirectly, more than 50% of the voting rights or where they exercise control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used for, but not limited to, the allowance for doubtful accounts.

Accounts Receivable

Accounts receivable, net, are due from sales of digital programming and other services and are net of an allowance for doubtful accounts of $1,258,519 and $1,036,924 as of December 31, 2006 and 2005, respectively. Included in accounts receivable as of December 31, 2006 is approximately $285,000 due from related parties. As of December 31, 2005, there were no amounts due from related parties.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (continued)

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Management records a 100% allowance for doubtful accounts for all accounts receivable that are past due over 180 days. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Unbilled Revenue

The Company recognizes unbilled revenue in accordance with the provisions of the respective contract. As of December 31, 2006 and 2005, the Company has approximately $450,000 and $455,000, respectively, in unbilled revenues. As of December 31, 2006, there are no unbilled revenues from related parties. As of December 31, 2005, unbilled revenue includes approximately $20,000 due from related parties.

Prepaid License and Production Costs

The Company has paid license fees and production costs for movies to be aired on its pay — per-view channels during 2006 and 2005. License fees are expensed when the movies first air. Production costs generally relate to movie language translation and promotional spots and are expensed when incurred.

Property and Equipment, Net

Property and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term or useful life of the asset. Estimated useful lives of these assets are as follows:

Computer equipment and software	3 years
Office furniture and equipment	5 to 7 years
Leasehold improvements	Shorter of life or term of lease
Audio and video reception, processing and monitoring equipment	7 years

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Net (continued)

Maintenance and repairs are charged to expense as incurred; improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gains or losses are credited or charged to income.

Impairment of Long-Lived Assets

The Company’s long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Deferred Revenue

Revenue collected in advance is deferred and recognized as the services are rendered. At December 31, 2006 and 2005, deferred revenue totaled approximately $2,679,000 and $63,000, respectively, which is included under other current liabilities in the accompanying consolidated balance sheets.

Preferred Shares Subject to Mandatory Redemption

In May 2003, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the fiscal year 2004. The adoption of SFAS No. 150 did have a material impact on the Company’s consolidated financial statements (NOTE 8).

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue is primarily the result of providing basic, pay-per-view, niche channel and transport/playout services.

Basic services revenue is comprised of per subscriber fees which includes digital music, interactive programming guide, and general access to pay-per-view services. Basic services revenue is recognized in the month the services are delivered to subscribers.

Pay-per-view services include movies, events and adult programming. Revenues are based on a per buy basis and may include minimum guarantees. Revenues from minimum guarantees are recognized when the programming is first aired, and revenues generated from buys are recognized in the month buys occur. Revenue generated from buys in excess of the minimum guarantee is recognized in the month the buys occur during the license period.

Transport/playout services and niche channel revenue represent technical and operational services, including satellite capacity. These services are provided to third party channels and are carried as part of the Company’s multiplex services. Revenues for these services are recognized in the month the service is provided to customers.

For the years ended December 31, 2006, 2005, and for the period ended December 31, 2004, revenue consisted of the following:

	2006	2005	2004
Basic and niche services	51%	64%	49%
Pay-per-view services	38	20	31
Transport/playout services	9	14	19
Other	2	2	1

	100%	100%	100%

Direct Operating Costs

Direct operating costs consist primarily of transport costs which include satellite and uplink services. The Company’s license fees and production costs are included in direct operating costs in the accompanying consolidated statements of operations and are based on contracts with programming content suppliers whose compensation is typically based on a flat fee, and/or a percentage of the Company’s gross receipts from such content or a fee determined by calculating the number of average subscribers in the period.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Direct Operating Costs (continued)

For the years ended December 31, 2006, 2005 and for the period ended December 31, 2004, direct operating costs consisted mainly of the following:

	2006	2005	2004
Transport costs	57%	64%	70%
License fees and production costs	32	25	26
Other	11	11	4

	100%	100%	100%

Other Selling, General and Administrative Costs

Other selling, general and administrative costs include all other costs directly related to the generation of the Company’s services and are expensed as incurred. Some of these costs include, but are not limited to, production, marketing and web design maintenance fees.

Foreign Currency Adjustments

The Company’s functional currency for all operations worldwide is the U.S. dollar. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains cash balances at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risks. The exposure to the Company from these transactions is solely dependent upon the bank balances and the financial strength of the respective institutions. The Company also invests its excess cash in a money market mutual fund and overnight repurchase agreements. The overnight repurchase agreements represent an interest in low risk U.S. government reserves, the Federal Deposit Insurance Corporation or any other U.S. government agency.

During 2006, approximately 60% and 14% of the Company’s sales were made to customers in Mexico and Brazil, respectively. During 2005, approximately 52% and 7% of the Company’s sales were made to customers in Mexico and Brazil, respectively. During 2004, approximately 67% of the Company’s sales were made to customers in Mexico. An adverse change in economic conditions in Mexico or Brazil could negatively affect the volume of the Company’s sales and results of operations.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is not a taxpaying entity for purpose of federal or state income taxes. An election has been made by the Company to be treated as a partnership for U.S. tax purposes, with income or loss of the Company passed through to the stockholders in proportion to their ownership interest and, accordingly, no provision for income taxes is made in these consolidated financial statements. As a British Virgin Islands IBC, the Company is exempt from that country’s income and capital gains taxes for 20 years from the date of inception.

Recent Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the FASB issued FASB SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. The adoption of this Statement on January 1, 2006 did not have a significant effect on the Company’s consolidated financial statements.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides enhanced guidance for measuring fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The standard clarifies that fair value should be based on assumptions market participants would use when pricing the asset or liability. This Statement is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. Management believes the adoption of this Statement will not have a material effect on the Company’s consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

The Fair Value Option for Financial Assets and Financial Liabilities — (continued)

The fair value option:

	1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method.

	2.	Is irrevocable (unless a new election date occurs).

	3.	Is applied only to entire instruments and not to portions of instruments

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management has not determined what impact, if any, adopting this statement will have on the Company’s consolidated financial statements.

NOTE 3.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following at December 31,

	2006	2005
Computer equipment and software	$907,868	$880,244
Office furniture and equipment	401,405	427,187
Leasehold improvements	1,471,065	1,471,065
Audio and video reception, processing and monitoring equipment	12,277,730	12,284,627

	15,058,068	15,063,123
Less accumulated depreciation and amortization	(11,492,646)	(9,474,079)

Property and equipment, net	$3,565,422	$5,589,044

Depreciation and amortization of property and equipment amounted to approximately $2,043,000 and $2,052,000 for the years ended December 31, 2006 and 2005, respectively, and $336,000 for the period ended December 31, 2004. All of the Company’s property and equipment have been pledged to secure the Company’s notes payable at December 31, 2006 and 2005 (NOTE 7).

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 4.	DEPOSITS AND OTHER ASSETS

Deposits and other assets consist of the following at December 31,

	2006	2005
Related party receivable	$—	$1,872,500
Facility, utility and other deposits	195,087	195,086
Other assets	28,482	65,964

	$223,569	$2,133,550

Amortization of intangibles included in other assets amounted to approximately $37,000 and $44,000 for the years ended December 31, 2006 and 2005, respectively, and $11,000 for the period ended December 31, 2004.

NOTE 5.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at December 31:

	2006	2005
Accounts payable	$2,389,311	$1,780,280
Accrued expenses	1,967,214	2,060,100

	$4,356,525	$3,840,380

NOTE 6.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate office space under a renewable lease agreement which expires in 2010. Also, the Company has entered into non-cancelable agreements with certain companies for satellite transponder space and uplink service. The lease term for the satellite transponder space expires on April 30, 2017. The uplink service agreement expires in December 2010. The uplink service agreement is cancelable; however, the Company would have to replace such service if the uplink service agreement were cancelled. Total lease expense for the above leases for 2006, 2005 and 2004 was approximately $2,098,000, $2,575,000 and $589,000, respectively.

Service Agreements

The Company has two monitoring and oversight agreements, one with Claxson Interactive Group, an affiliate of Lifford, and one with HM each requiring an annual fee of $290,500, payable quarterly until December 31, 2009. Total monitoring and oversight expense for each of 2006 and 2005 was approximately $581,000, and $77,000 for the period ended December 31, 2004.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 6.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Service Agreements (continued)

Pursuant to the Exchange Agreement, the Company entered into an agreement with an affiliate of Lifford, Claxson Playout, Inc. (“Claxson Playout”). For a five-year term, Claxson Playout will provide services including program origination and playback services for the playback of certain channels, traffic management, post-production and digital editing services, library organization services, and signal distribution satellite space. The fee for all services is $80,834 per month adjusted annually by the Consumer Price Index in the United States of America. The satellite service commenced during May 2005. Total expense under this agreement for 2006 and 2005 was approximately $1,003,000 and $747,000, respectively, and $25,000 for the period ended December 31, 2004.

Pursuant to the Exchange Agreement, the Company entered into an agreement with Claxson USA II, Inc. (“Claxson USA”), an affiliate of Lifford. For a five-year term, Claxson USA will provide management services to the Company. These services include cash management, accounting and financial reporting, human resources and facilities management, business and legal affairs, information technology services, website services, and program administration and scheduling services. The fee for these services is $265,000 per year with annual increase based on the Consumer Price Index in the U.S., billed monthly. Total expense for these services for 2006 and 2005 were approximately $273,000 and $225,000, respectively, and $20,000 for the period ended December 31, 2004.

Minimum future payments under the operating leases and service agreements at December 31, 2006 are:

	Related	Non-related
December 31	Parties	Parties	Total
2007	$1,805,996	$2,222,554	$4,028,550
2008	1,805,996	2,231,582	4,037,578
2009	1,504,997	2,241,061	3,746,058
2010	—	2,233,263	2,233,263
2011	—	2,041,992	2,041,992
Thereafter	—	8,730,624	8,730,624

	$5,116,989	$19,701,076	$24,818,065

Guarantees

Pursuant to an agreement between the Company, one of its vendors, and an affiliate third party, the Company has guaranteed to pay the vendor up to approximately $27,000, should the third party either not return certain equipment borrowed for testing purposes by the vendor or default on payment if the third party elects to purchase the equipment.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 6.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Guarantees (continued)

Pursuant to the Exchange Agreement, the Company entered into an agreement with Motorola to provide Set-Top Authorization Services to cable operators (MSO’s) that are the Company’s customers at a fixed price for a five-year term with any customers which were, or became, a customer of the Company during the period from October 29, 2004 to July 31, 2005. Motorola agrees to provide the service exclusively to the Company’s MSO customers. The Company agrees to cooperate with Motorola in the marketing to MSO’s of head-end units and Set-Top terminals for use with the Company’s services and will establish, with some exceptions, that as a condition for MSO’s to receive the Company’s services, Motorola shall be the exclusive provider of Set-Top terminals.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

NOTE 7.	NOTES PAYABLE

Notes payable consisted of the following at December 31:

	2006	2005
Notes payable to Motorola, secured by a senior security interest in the Company’s assets; interest at 6% per annum, compounded quarterly, accrued interest and principal payments payable based on a formula and certain criteria stipulated in the note, matures on December 31, 2008. The note contains optional conversion rights that may be exercised at any time at one share per each $0.01 of debt outstanding, up to 289,948 Class A Common Shares	$4,000,000	$4,000,000
Note payable to an affiliate of HM, interest at 6% per annum, compounding quarterly; interest and principal payments payable based on a formula and certain criteria stipulated in the note, matures on June 30, 2009.	534,548	534,548
Note payable to HM, interest at 6% per annum compounding quarterly; interest and principal payments payable based on a formula and certain criteria stipulated in the note, matures on June 30, 2009	534,548	534,548

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 7.	NOTES PAYABLE (CONTINUED)

	2006	2005
Note payable to HM, interest at 6% per annum, compounding quarterly; interest and principal payments payable based on a formula and certain criteria stipulated on the note, matures on December 31, 2008	512,316	512,316
Note payable to a vendor, PanAmSat, secured by a subordinated security interest in the Company’s assets, interest at 5% per annum, monthly interest only payments until December 31, 2005, monthly principal and interest payments of $25,000 commencing on January 2006 through June 2006, $50,000 commencing on July 2006 through December 31, 2006, $100,000 commencing on January 2007 through May 2007, and the balance due in June 2007	802,111	1,104,163

	6,383,523	6,685,575
Less current portion	802,111	402,052

Notes payable — noncurrent	$5,581,412	$6,283,523

Interest expense on these notes for 2006 and 2005 was approximately $429,000 and $401,000, respectively, and $67,000 for the period ended December 31, 2004.

The maturities of notes payable are as follows at December 31, 2006:

2007	$802,111
2008	5,581,412

$6,383,523

NOTE 8.	SHARES SUBJECT TO MANDATORY REDEMPTION

Pursuant to the Exchange Agreement discussed in Note 1, the Company issued 6,917,038 Series A Preferred Shares of $1.00 par value with mandatory redemption requirements. The Company may redeem or purchase all or any part of the issued and outstanding preferred shares, but is required to redeem the shares upon the twelfth anniversary of the issued date, October 29, 2016. The redemption price shall be equal to its liquidation preference which is defined as the original par value plus all accrued, unpaid dividends. Cumulative cash dividends of 8% of the par value plus accrued and unpaid dividends per annum are payable quarterly in arrears but will not be paid until after October 29, 2009. The amount of all accrued and unpaid dividends shall be added to the liquidation preference for each share.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 8.	SHARES SUBJECT TO MANDATORY REDEMPTION (CONTINUED)

Interest accrued and unpaid at December 31, 2006 and 2005 were approximately $1,302,000 and $675,000, respectively. Dividends expense for the years ended December 31, 2006, 2005 and the period ended December 31, 2004 were approximately $627,000, $578,000 and $97,000, respectively, and are included in interest expense — preferred shares subject to mandatory redemption in the accompanying consolidated statements of operations. Total liquidation preference of the shares subject to mandatory redemption, including accrued and unpaid dividends at 2006 and 2005 are $8,219,040 and $7,591,773, respectively.

NOTE 9.	RELATED-PARTY TRANSACTIONS

As of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and the period ended December 31, 2004, in addition to the transactions discussed in Notes 6, 7 and 8, the accompanying consolidated balance sheets and statements of operations include the following amounts relating to subscriber — based fees, transport and uplink services, monitoring fees, management services and other services discussed in these consolidated financials statements:

	2006	2005
Accounts receivable	$284,661	$—
Unbilled revenue	—	19,788
Accounts payable and accrued expenses	1,564,812	1,393,370
	2006	2005	2005
Revenue	$318,029	$272,207	$12,282
Other operating general and administrative expenses	2,887,522	1,609,129	109,770

NOTE 10.	STOCK WARRANTS

Pursuant to the Exchange Agreement, the Company issued a warrant to Motorola to purchase 445,416 fully paid and non-assessable Class A Common Shares of the Company at an exercise price of $5.17 per share. The warrant may be exercised in whole or in part during the period from October 29, 2004 to October 28, 2009, paid in cash or through the surrender of that portion of the $4,000,000 promissory note (NOTE 7). As of December 31, 2006, the warrant had not been exercised.

DLA HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004 (Reviewed)

NOTE 11.	EMPLOYEE BENEFIT PLAN

401(k) Plan

The Company has a 401(k) plan (the “Plan”) whereby substantially all employees participate in the Plan. Employees may contribute any percentage or amount of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% percent of the first 6% percent of an employee’s compensation contributed to the Plan. Matching contributions are immediately vested to the employee. For the years ended December 31, 2006, 2005 and the period ended December 31, 2004 expense attributable to the Plan amounted to approximately $15,300, $8,800, and $7,600, respectively, and is included in the Company’s other selling, general, and administrative expenses in the accompanying consolidated statements of operations.

NOTE 12.	SUBSEQUENT EVENT

In February 2005, the Company was a party in a lawsuit with a private equity firm that was contracted in 2003 to find additional investors for the Company. As a result, on May 25, 2007, the Company entered into a settlement agreement and agreed to pay $70,000 to the private equity firm in a settlement, which is included in other selling, general and administrative expenses in the accompanying consolidated statements of operations.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
AEI Collingham Holdings Co. Ltd.
We have audited the accompanying consolidated balance sheet of AEI Collingham Holdings Co. Ltd. (a Cayman Islands Company) and subsidiary as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AEI Collingham Holdings Co. Ltd. and subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP

Dallas, Texas
November 15, 2007

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED BALANCE SHEET
December 31, 2006
(in thousands, except share data)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$890
Accounts receivable — trade, net of allowance for doubtful accounts of $64	2,356
Inventories	5

Total current assets	3,251

PROPERTY AND EQUIPMENT, NET	30

DUE FROM RELATED PARTY	1,727

OTHER ASSETS	2

Total assets	$5,010

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Due to related party	$105
Accrued expenses	251

Total liabilities	356

STOCKHOLDERS’ EQUITY

Class A common stock; par value $1 per share (231 shares issued and outstanding)	—
Class C common stock; par value $1 per share (103 shares issued and outstanding)	—
Additional paid-in-capital	1,242
Retained earnings	3,412

Total stockholders’ equity	4,654

Total liabilities and stockholders’ equity	$5,010

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2006
(in thousands, except share and per share data)

Subscriber fees revenue	$5,994

Operating costs and expenses:
Cost of equipment sales	573
Selling, general and administrative expenses	2,163
Depreciation and amortization	3

Total operating costs and expenses	2,739

Net income	$3,255

The accompanying notes are an integral part of these consolidated financial statements.

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
Year ended December 31, 2006
(in thousands, except share data)

	Class A		Class C		Additional		Total
	Common Stock		Common Stock		paid-in	Retained	stockholders’
	Shares	Amount	Shares	Amount	capital	earnings	equity
Beginning balance, January 1, 2006 (unaudited)	231	$—	103	$—	$1,242	$1,157	$2,399
Dividends paid	—	—	—	—	—	(1,000)	(1,000)
Net income	—	—	—	—	—	3,255	3,255

Ending balance, December 31, 2006	231	$—	103	$—	$1,242	$3,412	$4,654

The accompanying notes are an integral part of these consolidated financial statements.

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2006
(in thousands)

Cash flows from operating activities:
Net income	$3,255
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3
Bad debt expense	67
Changes in operating assets and liabilities:
Accounts receivable	(707)
Due from related party	(895)
Other assets	3
Due to related party	105
Accounts payable and accrued expenses	(610)

Net cash provided by operating activities	1,221
Cash flows from investing activities:
Purchases of property and equipment	(28)

Net cash used in investing activities	(28)

Cash flows from financing activities:
Dividends paid	(1,000)

Net cash used in financing activities	(1,000)

Net increase (decrease) in cash and cash equivalents	193

Cash and cash equivalents at beginning of period	697

Cash and cash equivalents at end of period	$890

The accompanying notes are an integral part of these consolidated financial statements.

AEI Collingham Holdings Co. Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2006
(in thousands)
NOTE A — OPERATIONS AND ORGANIZATION
AEI Collingham Holdings Co. Ltd. (a Cayman Islands company) and its subsidiary, DMX Music DO Brazil LTDA (collectively, the “Company”) is engaged in the business of marketing, selling and providing subscription music services in Latin America. The Company is a joint venture between AEI Holdings, Inc., a wholly-owned subsidiary of DMX Holdings, Inc. (“DMX”), formally THP Capstar Acquisition Corporation, dba DMX Music, Inc. and Claxson Interactive Group Inc., through its subsidiary Claxson USA II, Inc.
The Company has a functional and reporting currency of United States dollars, the currency of the majority of customer contracts. In addition, the majority of operating expenses are payable in United States dollars. As such, the Company has not recorded any material foreign currency gains or losses.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Cash and Cash Equivalents
The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.
At December 31, 2006, the Company had cash balances with banks in excess of FDIC insured limits. The Company has not experienced any losses in its cash balances and believes it is not exposed to any significant credit risk on cash and cash equivalents.
Accounts Receivable
Credit is extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited back to the allowance account in periods when payments are received.
A summary of the activity of the allowance for doubtful accounts for the year ended December 31, 2006, is as follows:

Beginning balance	$48
Bad debt expense	67
Accounts written off, net of recoveries	(51)

Ending balance	$64

AEI Collingham Holdings Co. Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2006
(in thousands)
NOTE B — SUMMARY OF ACCOUNTING POLICIES — Continued
Inventories
Inventories consist of equipment related to providing music services and are stated at the lower of cost or market. Cost is determined using the weighted average cost method.
Property and Equipment
Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Depreciation is calculated using the straight-line basis over the estimated useful lives ranging from two to five years. Repair and maintenance expenses are charged to earnings when incurred. Expenditures for additions, major renewals and betterments are capitalized and depreciated.
The Company records impairment losses on long-lived assets used in operations when events or circumstances indicate that the assets might be impaired. Impaired assets are reported at the lower of cost or fair value. No impairment losses have been recognized to date.
Revenue Recognition
The Company recognizes revenue from subscribers of music services and the sale of equipment.
Subscriber revenue is recognized on a monthly basis as the related music service is provided, with the unrecognized portion recorded as deferred income, which is included in accrued expenses on the accompanying balance sheet.
Equipment sales revenue is recognized upon delivery and customer acceptance.
Income Taxes
The Company has elected to be treated as a partnership for United States federal income tax purposes. As such, all federal income taxes are normally the obligation of the shareholders rather than the Company. No provision for income taxes expense is reflected in the accompanying financial statements.
Basis of Accounting
The Company’s majority shareholder, DMX Holdings, Inc. (“DMX”), formerly THP Capstar, Inc., purchased its interest in the Company along with other assets of THP Capstar Acquisition Corporation, DBA DMX Music, Inc., on June 1, 2005. As part of that transaction, DMX recorded goodwill associated with its holdings in the Company. That goodwill is not reflected in the accompanying financial statements.

AEI Collingham Holdings Co. Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2006
(in thousands)
NOTE B — SUMMARY OF ACCOUNTING POLICIES — Continued
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Advertising Expense
The Company expenses advertising costs as incurred. The Company did not incur any advertising expenses during 2006.
NOTE C — PROPERTY AND EQUIPMENT
Property and equipment consists of the following as of December 31, 2006:

Furniture and fixtures	$676
Computer equipment and software	20
Less: Accumulated depreciation and amortization	(666)

Net property and equipment	$30

Depreciation and amortization expense recorded on property and equipment was $3 for the year ended December 31, 2006.
NOTE D — ACCRUED EXPENSES
Accrued expenses as of December 31, 2006 consist of the following:

Payroll and benefits	$147
Customer advances	54
Subcontractor expenses	27
Other	23

$251

AEI Collingham Holdings Co. Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2006
(in thousands)
NOTE E — MAJOR CUSTOMERS
During 2006, sales to three customers accounted for 48%, 30% and 20% of revenue, respectively. As of December 31, 2006, accounts receivable from two customers comprised 76% and 20% of the balance, respectively.
NOTE F — RELATED PARTY TRANSACTIONS
The Company has entered into an agreement with DMX, whereby DMX provides management services to the Company related to the operations of the Company. The fees for these services are $630 per year, of which $105 has not been paid at December 31, 2006 and is recorded as due to related party on the accompanying balance sheet.
DMX receives revenue payments from certain of the Company’s customers. These collected payments are remitted to the Company by DMX or used to offset against payables due to DMX. These amounts are recorded as due from related party on the accompanying balance sheet.
The Company leases its facilities from a related party. The lease is month-to-month with a monthly rate of $3.
The Company provides health insurance to its employees through a joint plan with DMX. Insurance premiums are paid by DMX and a pro rata portion is charged to the Company.
NOTE G — COMMITMENTS AND CONTINGENCIES
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amounts of any ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.
NOTE H — SUBSEQUENT EVENTS
In June 2007, the Company paid cash dividends to shareholders of $4,766.
In March 2007, the Company terminated its relationship with a major customer. During 2006, revenue from this customer comprised 48% of revenue. In addition, 20% of accounts receivable as of December 31, 2006 related to amounts owed by this customer.

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED BALANCE SHEETS
(unaudited)
December 31, 2005 and 2004
(in thousands, except share data)

	2005	2004
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$697	$339
Accounts receivable — trade, net of allowance for doubtful accounts of $48 and $16	1,716	1,536
Inventories	5	5

Total current assets	2,418	1,880

PROPERTY AND EQUIPMENT, NET	4	15

DUE FROM RELATED PARTY	832	28

OTHER ASSETS	6	5

Total assets	$3,260	$1,928

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Due to related party	$332	$142
Accrued expenses	529	489

Total liabilities	861	631

STOCKHOLDERS’ EQUITY

Class A common stock; par value $1 per share (231 shares issued and outstanding)	—	—
Class C common stock; par value $1 per share (103 shares issued and outstanding)	—	—
Additional paid-in-capital	1,242	1,242
Retained earnings	1,157	55

Total stockholders’ equity	2,399	1,297

Total liabilities and stockholders’ equity	$3,260	$1,928

The accompanying notes are an integral part of these consolidated financial statements.

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
Years ended December 31, 2005 and 2004
(in thousands, except share and per share data)

	2005	2004
Subscriber fees revenue	$5,254	$3,628

Operating costs and expenses:
Cost of equipment sales	13	62
Selling, general and administrative expenses	2,560	2,084
Depreciation and amortization	9	12

Total operating costs and expenses	2,582	2,159

Other (expense) income	(21)	—

Net income	$2,652	$1,470

The accompanying notes are an integral part of these consolidated financial statements.

AEI Collingham Holdings Co. Ltd.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(unaudited)
Year ended December 31, 2005
(in thousands, except share data)

	Class A		Class C		Additional		Total
	Common Stock		Common Stock		paid-in	Retained	stockholders’
	Shares	Amount	Shares	Amount	capital	earnings	equity
Beginning balance, January 1, 2004 (unaudited)	231	$—	103	$—	$1,242	$185	$1,427
Dividends paid	—	—	—	—	—	(1,600)	(1,600)
Net income	—	—	—	—	—	1,470	1,470

Ending balance, December 31, 2004	231	$—	103	$—	$1,242	$55	$1,297

Dividends paid	—	—	—	—	—	(1,550)	(1,550)
Net income	—	—	—	—	—	2,652	2,652

Ending balance, December 31, 2005	231	$—	103	$—	$1,242	$1,157	$2,399

The accompanying notes are an integral part of these consolidated financial statements.

AEI Collingham Holdings Co. Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Years ended December 31, 2005 and 2004
(in thousands)
NOTE A — OPERATIONS AND ORGANIZATION
AEI Collingham Holdings Co. Ltd. (a Cayman Islands company) and its subsidiary, DMX Music DO Brazil LTDA, (the “Company”) is engaged in the business of marketing, selling and providing subscription music services in Latin America. The Company is a joint venture between AEI Holdings, Inc., a wholly-owned subsidiary of DMX Holdings, Inc. (“DMX”), formally THP Capstar Acquisition Corporation, dba DMX Music, Inc. and Claxson Interactive Group Inc., through its subsidiary Claxson USA II, Inc.
The Company has a functional and reporting currency of United States dollars, the currency of the majority of customer contracts. In addition, the majority of operating expense are payable in United States dollars. As such, the Company has not recorded any material foreign currency gains or losses.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Cash and Cash Equivalents
The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
Credit is extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited back to the allowance account in periods when payments are received.
At December 31, 2005 and 2004 the Company had cash balances with banks in excess of FDIC insured limits. The Company has not experienced any losses in its cash balances and believes it is not exposed to any significant credit risk on cash and cash equivalents.
A summary of the activity of the allowance for doubtful accounts for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004
Beginning balance	$16	$382
Bad debt expense	32	40
Accounts written off, net of recoveries	—	(406)

Ending balance	$48	$16

NOTE B — SUMMARY OF ACCOUNTING POLICIES — Continued
Inventories
Inventories consist of equipment related to providing music services and are stated at the lower of cost or market. Cost is determined using the weighted average cost method.
Property and Equipment
Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Depreciation is calculated using the straight-line basis over the estimated useful lives ranging from two to five years. Repair and maintenance expenses are charged to earnings when incurred. Expenditures for additions, major renewals and betterments are capitalized and depreciated.
The Company records impairment losses on long-lived assets used in operations when events or circumstances indicate that the assets might be impaired. Impaired assets are reported at the lower of cost or fair value. No impairment losses have been recognized to date.
Revenue Recognition
The Company recognizes revenue from subscribers of music services and the sale of equipment.
Subscriber revenue is recognized on a monthly basis as the related music service is provided, with the unrecognized portion recorded as deferred income, which is included in accrued expenses on the accompanying balance sheet.
Equipment sales revenue is recognized upon delivery and customer acceptance.
Income Taxes
The Company has elected to be treated as a partnership for United States federal income tax purposes. As such, all federal income taxes are normally the obligation of the shareholders rather than the Company. No provision for income taxes expense is reflected in the accompanying financial statements.
Basis of Accounting
The Company’s majority shareholder, DMX Holdings, Inc. (“DMX”), formerly THP Capstar, Inc., purchased its interest in the Company along with other assets of THP Capstar Acquisition Corporation, DBA DMX Music, Inc., on June 1, 2005. As part of that transaction, DMX recorded goodwill associated with its holdings in the Company. That goodwill is not reflected in the accompanying financial statements.

NOTE B — SUMMARY OF ACCOUNTING POLICIES — Continued
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Advertising Expense
The Company expenses advertising costs as incurred. The Company incurred $8 in advertising expenses in each of the years ended December 31, 2005 and 2004.
NOTE C — PROPERTY AND EQUIPMENT
Property and equipment consists of the following as of December 31, 2005 and 2004:

	2005	2004
Furniture and fixtures	$666	$668
Computer equipment and software	—	—
Less: Accumulated depreciation and amortization	(661)	(653)

Net property and equipment	$4	$15

Depreciation and amortization expense recorded on property and equipment was $9 and $12, respectively, for the years ended December 31, 2005 and 2004.
NOTE D — ACCRUED EXPENSES
Accrued expenses as of December 31, 2005 and 2004 consist of the following:

	2005	2004
Payroll and benefits	$3	$36
Professional Fees	138	73
Subcontractor expenses	28	36
Other	360	345

	$529	$489

NOTE E — MAJOR CUSTOMERS
During 2005, sales to three customers accounted for 30%, 36% and 20% of revenue, respectively. During 2004, sales to three customers accounted for 52%, 31%, and 9% of revenue, respectively.
NOTE F — RELATED PARTY TRANSACTIONS
The Company has entered into an agreement with DMX, whereby DMX provides management services to the Company related to the operations of the Company. The fees for these services are $630 per year, of which $332 and $142 had not been paid at December 31, 2005 and 2004, respectively, and is recorded as due to related party on the accompanying balance sheet.
DMX receives revenue payments from certain of the Company’s customers. These collected payments are remitted to the Company by DMX or used to offset against payables due to DMX. These amounts are recorded as due from related party on the accompanying balance sheet.
The Company leases its facilities from a related party. The lease is month-to-month with a monthly rate of $3.
The Company provides health insurance to its employees through a joint plan with DMX. Insurance premiums are paid by DMX and a pro rata portion is charged to the Company.
NOTE G — COMMITMENTS AND CONTINGENCIES
The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amounts of any ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.
NOTE H — SUBSEQUENT EVENTS
During the year 2006, the Company paid cash dividends to shareholders of $1,000. In June 2007, the Company paid cash dividends to shareholders of $4,766.
In March 2007, the Company terminated its relationship with a major customer. During 2006, revenue from this customer comprised 48% of revenue. In addition, 20% of accounts receivable as of December 31, 2006 related to amounts owed by this customer.

INDEX TO EXHIBITS

Exhibit No.	Description

4.14	Stock Purchase Agreement, dated as of December 14, 2006, by and among Claxson Interactive Group Inc., Claxson USA II, Inc., El Sitio, Inc., Santori N.V., Morehaven Investments, Inc., Mandary S.A., Turner International, Inc., Turner International Holding Company and Turner International Latin America Networks LLC. Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.15	First Amendment to the Stock Purchase Agreement, dated as of October 3, 2007, by and among Claxson Interactive Group Inc., Claxson USA II, Inc., El Sitio, Inc., Santori N.V., Morehaven Investments, Inc., Mandary S.A., Turner International, Inc., Turner International Holding Company and Turner International Latin America Networks LLC.

4.16	Shareholders Agreement, dated as of July 4, 2007, by and among Globosat Programadora Ltda., Playboy TV Latin America, LLC and PB Brasil Entretenimento S.A.

4.17	Parent Company Agreement, dated as of December 15, 2006, by and among Globosat Programadora Ltda., Claxson Interactive Group Inc. and Playboy Entertainment Group, Inc. Claxson agrees to furnish supplementally any omitted schedule to the Commission upon request.

4.18	Share Purchase Agreement entered into on December 22, 2006, by and among Claxson Chile, S.A., Claxson Interactive Group Inc., Grupo Latino de Radiodifusión Chile Limitada and GLR Services, Inc.

8.1	List of significant subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Deloitte & Co. S.R.L.

15.2	Consent of Deloitte & Touche LLP.

15.3	Consent of Grant Thornton.

15.4	Consent of Morrison, Brown, Argiz & Farra, LLP.

15.5	Consent of McClain & Company L.C.